                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-46568

                TO THE STOCKHOLDERS OF MATTSON TECHNOLOGY, INC. AND THE SHAREHOLDERS OF CFM TECHNOLOGIES, INC.:

    A BUSINESS COMBINATION AND MERGER PROPOSAL--YOUR VOTE IS VERY IMPORTANT!

   Mattson Technology, Inc. has agreed to simultaneously combine with CFM Technologies, Inc. and with the semiconductor equipment division of STEAG Electronic Systems AG. We are proposing this three-way combination because we believe the combined company will gain significant advantages in terms of size, product line breadth, geographic scope and other synergies.

[MATTSON TECHNOLOGY, INC. LOGO]
   When the merger with CFM is completed, CFM shareholders will receive .5233 shares of Mattson common stock for each CFM share they own, and will hold in the aggregate approximately 11% of the outstanding common stock of the combined company. STEAG will receive 11,850,000 shares of Mattson common stock, and will hold approximately 32% of the outstanding common stock of the combined company. The combined company will continue to operate under the name Mattson Technology, Inc., and its common stock will continue to be listed on the Nasdaq National Market System under the symbol "MTSN."


   The board of directors of Mattson has approved the transactions and unanimously recommends that its stockholders vote FOR the proposed share issuance and increase in the option plan share reserve to complete the transactions. Likewise, the board of directors of CFM has approved the merger agreement and merger with a Mattson subsidiary and unanimously recommends that CFM's shareholders vote FOR the approval of the merger agreement. Detailed information about the transactions is contained in this joint proxy statement-prospectus. The boards of directors of both Mattson and CFM urge you to read this document, including the section describing the risk factors that begins on page 13.

   The dates, times and places of the two special meetings are as follows:

             November 8, 2000, 10:00 a.m.        November 8, 2000, 1:00 p.m.
  For Mattson stockholders:
                                       For CFM shareholders:
             Newark Hilton                       Sheraton Great Valley Hotel


             39900 Balentine Drive               707 East Lancaster Avenue
             Newark, California 94560            Frazer, Pennsylvania 19355

   Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend either special meeting, please vote as soon as possible to make sure that your shares are represented at the meeting.

   We strongly support the proposed transactions and join with our boards of directors in enthusiastically recommending that you vote in favor of the proposals presented to you for approval.

  /S/ BRAD MATTSON
                                       /S/ ROGER A. CAROLIN


  Brad Mattson
  Chairman and Chief Executive         Roger A. Carolin
  Officer                              President and Chief Executive Officer
  Mattson Technology, Inc.             CFM Technologies, Inc.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of Mattson common stock to be issued in connection with the transactions nor determined whether this joint proxy statement-prospectus is adequate or accurate. Any representation to the contrary is a criminal offense.

   This joint proxy statement-prospectus is dated October 9, 2000, and is first being mailed to stockholders of Mattson and shareholders of CFM on or about October 11, 2000.

   Under the Strategic Business Combination Agreement (the "Combination Agreement") dated as of June 27, 2000 with STEAG Electronic Systems AG ("STEAG"), Mattson will acquire STEAG's semiconductor equipment division (the "STEAG Semiconductor Division"), consisting of eleven subsidiaries (the "STEAG Semiconductor Subsidiaries") in exchange for issuing 11,850,000 shares of Mattson common stock to STEAG. At the closing, Mattson will also grant options to purchase 850,000 shares of common stock to employees of the STEAG Semiconductor Division. Mattson, STEAG, and Brad Mattson have also agreed to enter into a Stockholder Agreement (the "Stockholder Agreement") providing for, among other things, the expansion of Mattson's board of directors from five members to seven, the election of two persons designated by STEAG to Mattson's board of directors, restrictions on future acquisitions or dispositions of Mattson common stock by STEAG, and registration rights in favor of STEAG. The terms of the transaction with STEAG are more fully described in this joint proxy statement-prospectus and in the Combination Agreement and Stockholder Agreement, which are attached hereto as Annex A and Annex B, and are incorporated herein by reference.

   Under the Agreement and Plan of Merger (the "Merger Agreement") dated as of June 27, 2000 with CFM, Mattson will acquire CFM in a stock-for-stock merger in which Mattson will issue 0.5223 shares of Mattson's common stock for each share of CFM common stock outstanding at the closing (which would represent approximately 4,115,000 shares of Mattson common stock as of October 4, 2000). The merger with CFM is intended to qualify as a tax-free reorganization for purposes of U.S. tax law. In addition to the share issuance, Mattson will assume all outstanding CFM stock options, based on the same 0.5223 exchange ratio. As of October 4, 2000, CFM had options to purchase approximately 1,782,000 shares of CFM common stock outstanding, which would become options to purchase approximately 930,740 shares of Mattson common stock upon completion of the merger. Mattson has agreed, at the closing, to issue additional options to purchase 500,000 shares of its common stock to employees of CFM. The terms of the transaction with CFM are more fully described in this joint proxy statement-prospectus and in the Merger Agreement which is attached hereto as Annex C and incorporated herein by reference.

   The transactions with STEAG and CFM (together referred to as the "Transactions") are mutually conditioned on one another and are required to close simultaneously. The closing of the Transactions is expected to occur in early January 2001. The parties agreed not to close the Transactions until after January 1, 2001 because of German tax and accounting considerations. Mattson will account for the Transactions as purchases.

                             ADDITIONAL INFORMATION

   This joint proxy statement-prospectus incorporates important business and financial information about Mattson and CFM from other documents that are not included in or delivered with the joint proxy statement-prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this joint proxy statement-prospectus by requesting them in writing or by telephone or over the Internet from the appropriate company at one of the following addresses:

  Mattson Technology, Inc.             CFM Technologies, Inc.
  Peter Brown, Corporate Marketing     Jeff Randall, Chief Financial Officer
  Manager                              150 Oaklands Boulevard
  2800 Bayview Drive                   Exton, Pennsylvania 19341
  Fremont, California 94538            Phone: (610) 280-8509
  Phone: (510) 657-5900                E-Mail: Jeff.Randall@cfmtech.com
  E-Mail: Peter.Brown@mattson.com      Web Address: http://www.cfmtech.com
  Web Address: http://www.mattson.com

   If you would like to request any documents, please do so by October 27, 2000 in order to receive them before the special meetings. See "Where You Can Find More Information" on page 192.


   This joint proxy statement-prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, common stock of Mattson, or the solicitation of a proxy, in any jurisdiction, to or from any person, to whom or from whom it is unlawful to make such offer, solicitation of an offer, or proxy solicitation in such jurisdiction. Neither the delivery of this joint proxy statement-prospectus nor any distribution of securities pursuant to this joint proxy statement-prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference herein, or in the affairs of Mattson, the STEAG semiconductor equipment division, or CFM, since the date hereof. This joint proxy statement-prospectus contains forward-looking statements. See "Risk Factors-Special Note Regarding Forward Looking Statements" on page 13.

                       [LOGO OF MATTSON TECHNOLOGY, INC.]

                            MATTSON TECHNOLOGY, INC.

                               2800 Bayview Drive
                           FREMONT, CALIFORNIA 94538

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD NOVEMBER 8, 2000

TO THE STOCKHOLDERS OF MATTSON TECHNOLOGY, INC.:

   A Special Meeting of the stockholders of Mattson Technology, Inc. ("Mattson") will be held on Wednesday, November 8, 2000, beginning at 10:00 A.M., local time, at the Newark Hilton, 39900 Balentine Drive, Newark, California 94560, to consider and vote upon the following proposals:

     1. To approve the issuance by Mattson of an aggregate of approximately 16,890,000 shares of common stock, and an amendment to Mattson's Amended and Restated 1989 Stock Option Plan (the "Stock Option Plan") to increase the number of shares reserved for issuance thereunder by 1,350,000 shares in order to complete the business combination transactions contemplated by the Strategic Business Combination Agreement (the "Combination Agreement") between Mattson and STEAG Electronic Systems AG ("STEAG") under which Mattson will acquire the subsidiaries comprising the semiconductor equipment division of STEAG, and the Agreement and Plan of Merger (the "Merger Agreement") among Mattson, M2C Acquisition Corporation, a wholly owned subsidiary of Mattson, and CFM Technologies, Inc. ("CFM"), under which CFM will become a wholly owned subsidiary of Mattson.

     2. To approve an amendment to the Stock Option Plan to further increase the number of shares reserved for issuance thereunder by 750,000 shares (in addition to the Stock Option Plan reserve increase included in proposal 1).

     3. To approve an amendment to Mattson's 1994 Employee Stock Purchase Plan (the "Purchase Plan") to increase the number of shares reserved for issuance thereunder by 250,000 shares.

     4. To approve an amendment to Mattson's Certificate of Incorporation to increase the authorized number of shares of common stock available for issuance from 60 million shares to 120 million shares.

     5. To approve an amendment to Mattson's Certificate of Incorporation to increase the number of directors on Mattson's board from five to seven and to change the procedure for filling board vacancies.

     6. To act upon such other matters as may properly come before the meeting.

   The board of directors of Mattson unanimously recommends that stockholders vote FOR the approval of the issuance of shares and increase in the Stock Option Plan share reserve needed to complete the transactions contemplated by the Combination Agreement and the Merger Agreement, FOR the additional amendment of the Stock Option Plan, FOR the amendment of the Purchase Plan, FOR the proposed increase in the authorized number of shares under Mattson's Certificate of Incorporation, and FOR the proposed increase in the size of Mattson's board and change in the procedure for filling board vacancies as set forth in Mattson's Certificate of Incorporation.

   Only stockholders of record at the close of business on October 4, 2000 will be entitled to vote at the meeting. A complete list of stockholders entitled to vote on the above matters at the meeting, arranged in alphabetical order, indicating the respective address of each such stockholder, and the number of shares registered in the name of each such stockholder, will be open to the examination of any stockholder during ordinary business hours, at the offices of Mattson, for a period of ten (10) days prior to the date of the meeting. Such list shall also be produced and kept at the time and place of the meeting, for the duration of such, and may be inspected by any stockholder who is present at the meeting. Each of the stockholders of record is cordially invited to be present and vote at the meeting in person.

                                          By order of the board of directors,

                                          /S/ BRAD MATTSON
                                          Brad Mattson
                                          Chief Executive Officer

Fremont, California
October 11, 2000

 You are cordially invited to attend the meeting. However, whether or not you plan to attend the meeting in person, please complete, date, and sign the accompanying proxy and mail it promptly in the return envelope to assure that your shares are represented at the meeting. If you later desire to revoke your proxy, you may do so at any time before it is exercised.

                        [LOGO OF CFM TECHNOLOGIES, INC.]

                             CFM TECHNOLOGIES, INC.

                               150 Oaklands Blvd.
                                EXTON, PA 19341

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD NOVEMBER 8, 2000

TO OUR SHAREHOLDERS:

   You are invited to be present either in person or by proxy at the Special Meeting of Shareholders of CFM Technologies, Inc. to be held at the Sheraton Great Valley Hotel, 707 East Lancaster Avenue, Frazer, Pennsylvania 19355, on Wednesday, November 8, 2000, beginning at 1:00 P.M., local time, for the following purposes:

     1. To consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of June 27, 2000, by and among Mattson Technology, Inc., M2C Acquisition Corporation, a wholly owned subsidiary of Mattson, and CFM Technologies, Inc.

     2. To act upon such other matters as may properly come before the meeting.

   The board of directors of CFM unanimously recommends that the shareholders vote FOR the proposal to approve and adopt the Agreement and Plan of Merger, dated as of June 27, 2000, by and among Mattson Technology, Inc., M2C Acquisition Corporation, and CFM Technologies, Inc.

   The board of directors of CFM has fixed the close of business on October 4, 2000 as the record date for determining shareholders entitled to notice of and to vote at the meeting and any adjournments or postponements thereof.

   The board of directors of CFM hopes that you will find it convenient to attend the meeting in person, but whether or not you plan to attend, please sign, date, and return the enclosed proxy promptly to ensure your shares are represented at the meeting. Shareholders who execute proxies retain the right to revoke them (in writing) at any time prior to the voting thereof. A return envelope, which requires no postage if mailed in the United States, is enclosed for your convenience.

                                          By order of the board of directors,
                                          /s/ LORIN J. RANDALL

                                          Lorin J. Randall
                                          Secretary

Exton, Pennsylvania
October 11, 2000


                            YOUR VOTE IS IMPORTANT.

              PLEASE COMPLETE, SIGN, DATE, AND RETURN YOUR PROXY.
HOLDERS OF CFM COMMON STOCK SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY
                                     CARDS.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS..............................   1
SUMMARY OF THE JOINT PROXY STATEMENT-PROSPECTUS...........................   5
  The Companies...........................................................   5
  The Structure of the Transactions.......................................   6
  Treatment of STEAG and CFM Stock Options................................   7
  Relative Percentages of Ownership.......................................   7
  Tax Consequences........................................................   7
  Board Composition.......................................................   7
  Reasons for the Transactions............................................   7
  Recommendation of the Boards of Directors...............................   8
  Fairness Opinions of Financial Advisors.................................   8
  Stockholder Approvals...................................................   8
  The Special Meetings....................................................   9
  Interests of Directors and Officers of Mattson, STEAG, and CFM in the
   Transactions...........................................................   9
  Accounting Treatment....................................................  10
  Regulatory Approvals....................................................  10
  Dissenters' Rights......................................................  11
  Comparative Per Share Data .............................................  12
RISK FACTORS..............................................................  13
  Special Note Regarding Forward-Looking Statements.......................  13
  Risks Related to the Transactions.......................................  13
  Risks Relating to Mattson's Business Following Consummation of the
   Transactions...........................................................  18
MATTSON SELECTED HISTORICAL FINANCIAL INFORMATION.........................  26
STEAG SEMICONDUCTOR DIVISION SELECTED HISTORICAL FINANCIAL INFORMATION....  27
CFM SELECTED HISTORICAL FINANCIAL INFORMATION.............................  28
PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION........................  29
  Unaudited Pro Forma Combined Condensed Balance Sheet....................  30
  Unaudited Pro Forma Combined Condensed Statement of Operations..........  31
  Unaudited Pro Forma Combined Condensed Consolidated Statement of
   Operations.............................................................  32
  Notes to Unaudited Combined Condensed Pro Forma Financial Information...  33
MARKET PRICE DATA AND DIVIDEND POLICY.....................................  34
THE MATTSON SPECIAL MEETING...............................................  35
  Date, Time and Place of Meeting.........................................  35
  Purpose of the Mattson Special Meeting..................................  35
  Record Date and Outstanding Shares......................................  35

                                                                           Page
                                                                           ----
  Share Ownership of Management and Certain Stockholders.................   35
  Vote Required..........................................................   35
  Quorum; Abstentions....................................................   36
  Solicitation of Proxies; Expenses......................................   36
  Voting of Proxies......................................................   36
  Recommendation of the Board of Directors...............................   37
THE CFM SPECIAL MEETING..................................................   38
  Date, Time and Place of Meeting........................................   38
  Purpose of the CFM Special Meeting.....................................   38
  Record Date and Outstanding Shares.....................................   38
  Share Ownership of Management and Certain Shareholders.................   38
  Vote Required..........................................................   38
  Quorum; Abstentions....................................................   38
  Solicitation of Proxies; Expenses......................................   39
  Voting of Proxies......................................................   39
  Rights of Dissenting Shareholders......................................   39
  Recommendation of the Board of Directors...............................   40
PROPOSAL NO. 1...........................................................   41
  (FOR MATTSON STOCKHOLDERS):
  APPROVAL OF ISSUANCE OF SHARES AND INCREASE IN OPTION PLAN SHARE
   RESERVE IN CONNECTION WITH THE TRANSACTIONS...........................   41
  (FOR CFM SHAREHOLDERS):
  APPROVAL OF ADOPTION OF THE MERGER AGREEMENT...........................   41
  Background of the Transactions.........................................   41
  Mattson's Reasons for the Transactions.................................   47
  Recommendation of Mattson's Board of Directors.........................   49
  Opinion of Mattson's Financial Advisor.................................   50
  Interests of Mattson's Directors, Officers, and Affiliates in the
   Transactions..........................................................   54
  CFM's Reasons for the Merger...........................................   55
  Recommendation of CFM's Board of Directors.............................   58
  Opinion of CFM's Financial Advisor, UBS Warburg LLC....................   58
  Interests of CFM's Directors, Officers, and Affiliates in the
   Transactions..........................................................   64
  Material Federal Income Tax Consequences...............................   65
  Anticipated Accounting Treatment of the Transactions...................   66
  Regulatory Filings and Approvals Required to Complete the
   Transactions..........................................................   67
  Appraisal or Dissenters' Rights........................................   67
  Restrictions on Sales of Shares by Affiliates..........................   68
THE STRATEGIC BUSINESS COMBINATION AGREEMENT.............................   69
  Result of Business Combination.........................................   69
  Organization of New German Corporation.................................   69

                                                                          Page
                                                                          ----
  Closing of the Business Combination; Consideration.....................  69
  Time of Closing........................................................  69
  Post-Closing Cash Adjustments..........................................  70
  Conditions to The Business Combination.................................  71
  Representations and Warranties.........................................  72
  Covenants; Conduct of Business Prior To The Business Combination.......  72
  Limitation on Other Negotiations.......................................  76
  Additional Agreements and Covenants....................................  76
  Termination............................................................  78
  Indemnification........................................................  80
AGREEMENTS RELATED TO THE BUSINESS COMBINATION...........................  81
  Stockholder Agreement..................................................  81
  Voting Agreement Between STEAG and Brad Mattson........................  84
  Transition Services Agreement..........................................  85
THE MERGER AGREEMENT.....................................................  86
  Effective Time of the Merger...........................................  86
  Closing of the Merger..................................................  86
  Merger Consideration...................................................  86
  Conditions to the Merger...............................................  86
  Representations and Warranties.........................................  88
  Covenants; Conduct of Business Prior to the Merger.....................  88
  Limitation on Discussing or Negotiating Other Acquisition Proposals....  91
  Indemnification by CFM.................................................  92
  Employee Agreements and Benefit Plans..................................  92
  Termination of the Merger Agreement....................................  93
AGREEMENTS RELATED TO THE MERGER AGREEMENT...............................  96
  Stock Option Agreement.................................................  96
  Voting Agreements......................................................  97
COMPARISON OF RIGHTS OF HOLDERS OF MATTSON COMMON STOCK AND CFM COMMON
 STOCK...................................................................  99
  Fiduciary Duties of Directors.......................................... 106
  Anti-Takeover Laws..................................................... 108
MANAGEMENT OF MATTSON AFTER THE TRANSACTIONS............................. 110
  Board of Directors of Mattson.......................................... 110
  Board Meetings and Committees.......................................... 111
  Compensation of Directors.............................................. 112
  Executive Officers..................................................... 113
DESCRIPTION OF MATTSON CAPITAL STOCK..................................... 115
  Common Stock........................................................... 115
  Preferred Stock........................................................ 115
PROPOSALS RELATING TO AMENDING MATTSON EQUITY COMPENSATION PLANS......... 116
  Historical Executive Compensation...................................... 116
  Stock Options Granted During Fiscal 1999............................... 117

                                                                           Page
                                                                           ----
  Option Exercises in Last Fiscal Year and Fiscal Year-End Option
   Values................................................................  118
  Compensation Committee Interlocks and Insider Participation............  118
  Allocation of Benefits Under Stock Option and Stock Purchase Plans.....  119
PROPOSAL NO. 2 (FOR MATTSON STOCKHOLDERS ONLY): APPROVAL OF INCREASE IN
 SHARES RESERVED FOR ISSUANCE UNDER THE AMENDED AND RESTATED 1989 STOCK
 OPTION PLAN.............................................................  120
  General................................................................  120
  Description of Plan....................................................  120
  Summary of United States Federal Income Tax Consequences...............  123
   Incentive Stock Options...............................................  123
   Non-Statutory Stock Options...........................................  124
  Vote Required and Recommendation of the Board of Directors.............  124
PROPOSAL NO. 3 (FOR MATTSON STOCKHOLDERS ONLY): APPROVAL OF INCREASE IN
 SHARES RESERVED FOR ISSUANCE UNDER 1994 EMPLOYEE STOCK PURCHASE PLAN....  125
  General................................................................  125
  Description of Plan....................................................  125
  Summary of United States Federal Income Tax Consequences...............  126
  Vote Required and Recommendation of the Board of Directors.............  127
PROPOSALS RELATING TO AMENDING MATTSON'S CERTIFICATE OF INCORPORATION....  128
PROPOSAL NO. 4 (FOR MATTSON STOCKHOLDERS ONLY): APPROVAL OF AMENDMENT TO
 THE CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED
 SHARES OF COMMON STOCK..................................................  128
  Background.............................................................  128
  Purpose and Effect of The Amendment....................................  128
  Vote Required and Recommendation of Board of Directors ................  129
PROPOSAL NO. 5 (FOR MATTSON STOCKHOLDERS ONLY): APPROVAL OF AMENDMENT TO
 THE CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF DIRECTORS AND
 CHANGE THE PROCEDURE FOR FILLING BOARD VACANCIES .......................  130
  Background.............................................................  130
  Purpose and Effect of the Amendment....................................  130
  Vote Required and Recommendation of the Board of Directors ............  130
BUSINESS OF MATTSON......................................................  132
  Overview...............................................................  132

                                                                          Page
                                                                          ----
  Industry Background.................................................... 132
  The Mattson Strategy................................................... 134
  Markets and Applications............................................... 135
  Products and Technology................................................ 137
  Customer Support....................................................... 141
  Sales and Marketing.................................................... 141
  Customers.............................................................. 142
  Backlog................................................................ 142
  Research, Development, and Engineering................................. 142
  Competition............................................................ 143
  Manufacturing.......................................................... 144
  Intellectual Property.................................................. 144
  Employees.............................................................. 145
  Properties............................................................. 145
  Legal Proceedings...................................................... 146
MATTSON MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS................................................... 147
  Overview............................................................... 147
  Results of Operations.................................................. 148
  Years Ended December 31, 1999 and 1998................................. 148
  Years Ended December 31, 1998, 1997.................................... 150
  Quarterly Results of Operations........................................ 151
  Three and Six Months Period Ended June 30, 2000 and 1999............... 152
  Liquidity and Capital Resources........................................ 152
  Recent Accounting Pronouncements....................................... 154
  Quantitative and Qualitative Disclosures Regarding Market Risk......... 154
PRINCIPAL STOCKHOLDERS OF MATTSON........................................ 155
BUSINESS OF THE STEAG SEMICONDUCTOR DIVISION............................. 156
  General................................................................ 156
  Products and Technology................................................ 156
  Customers.............................................................. 160
  Sales and Support...................................................... 160
  Suppliers.............................................................. 161
  Competition............................................................ 161
  Intellectual Property.................................................. 162
  Litigation............................................................. 162
  Employees.............................................................. 163
  Properties............................................................. 163
STEAG SEMICONDUCTOR DIVISION MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS........................... 164
  Overview............................................................... 164
  Recent Developments.................................................... 166
  Results of Operations.................................................. 167
  Fiscal Year Ended December 31, 1999 Compared to Fiscal Year Ended
   December 31, 1998..................................................... 167
  Liquidity and Capital Resources........................................ 169
  Six Months Ended June 30, 2000 Compared to Six Months Ended June 30,
   1999.................................................................. 171
  Qualitative and Quantitative Disclosures About Market Risk............. 172

                                                                          Page
                                                                          ----
  Security Ownership.....................................................  172
BUSINESS OF CFM..........................................................  173
  General................................................................  173
  Industry Background....................................................   73
  The CFM Solution.......................................................  175
  Strategy...............................................................  176
  Products...............................................................  176
  Customers..............................................................  178
  Sales and Marketing....................................................  179
  Customer Satisfaction..................................................  179
  Backlog................................................................  179
  Research, Development and Engineering..................................  179
  Competition............................................................  180
  Manufacturing..........................................................  180
  Regulatory Matters.....................................................  181
  Intellectual Property..................................................  181
  Employees..............................................................  181
  Litigation.............................................................  182
CFM MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS...................................................  184
  Overview...............................................................  184
  Results of Operations..................................................  185
  Years Ended October 31, 1999, 1998, and 1997...........................  185
  Three Month and Nine Month Period Ended July 31, 2000 and 1999.........  186
  Backlog................................................................  188
  Liquidity and Capital Resources........................................  188
  Impact of Recently Issued Accounting Standards.........................  190
PRINCIPAL SHAREHOLDERS OF CFM............................................  191
REGULATORY MATTERS AFFECTING MATTSON, STEAG AND CFM......................  191
LEGAL MATTERS............................................................  191
EXPERTS..................................................................  192
STOCKHOLDER PROPOSALS TO BE PRESENTED AT NEXT ANNUAL MEETING.............  192
WHERE YOU CAN FIND MORE INFORMATION......................................  192
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..........................  193
MATTSON INDEX TO FINANCIAL STATEMENTS....................................  F-1
STEAG SEMICONDUCTOR INDEX TO FINANCIAL STATEMENTS........................ F-29
CFM INDEX TO CONSOLIDATED FINANCIAL STATEMENTS........................... F-56
APPENDIX:
  Annex A--Strategic Business Combination Agreement......................  A-1
  Annex B--Stockholder Agreement.........................................  B-1
  Annex C--Agreement and Plan of Merger..................................  C-1
  Annex D--Fairness Opinions.............................................  D-1
  Annex E--Pennsylvania Dissenters' Rights...............................  E-1
  Annex F--Article Sixth of Mattson's Certificate of Incorporation.......  F-1

                  QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

   Q: Why are Mattson, STEAG, and CFM engaging in the Transactions?

   A: Mattson, STEAG, and CFM are engaging in the Transactions because they believe the resultant synergy and combined strengths of their three companies's semiconductor equipment businesses will enable them to build one of the world's leading suppliers of semiconductor manufacturing process equipment. The combined enterprise, which will continue to operate under the name Mattson Technology, Inc., will become one of the world's top 15 semiconductor industry equipment suppliers, based on pro forma 2000 annual sales, thereby attaining a size or "critical mass" that is becoming increasingly important to successfully compete in the semiconductor equipment industry. The integration of the semiconductor equipment businesses of Mattson, STEAG, and CFM will also give Mattson a leadership position in more than one product line: the STEAG Semiconductor Division, which already ranks second worldwide in annual sales of rapid thermal process (RTP) equipment systems, will add to Mattson's No. 1 worldwide market position in strip equipment systems, and the combination of the wet processing businesses of the STEAG Semiconductor Division and CFM will place Mattson in the first tier of suppliers in the market for semiconductor wet processing equipment.

   Q: What will I receive in the Transactions?

   A: In connection with the merger, shareholders of CFM will receive 0.5223 shares of Mattson common stock for each share of CFM common stock they hold at closing, which will result in their holding in the aggregate approximately 11% of the outstanding common stock of Mattson following the Transactions. In addition, Mattson will assume all outstanding CFM stock options, based on the same 0.5223 exchange ratio. As of October 4, 2000, CFM had 7,878,866 outstanding shares of common stock and 1,782,000 outstanding options to purchase shares of CFM common stock. At the time of closing, Mattson has agreed to issue additional options to purchase 500,000 shares of Mattson common stock to employees of CFM.

   Stockholders of Mattson will retain their existing shares of Mattson common stock. As a result of the Transactions, current Mattson stockholders will hold in the aggregate approximately 57% of the outstanding common stock of Mattson.

   As a result of the business combination, STEAG, the sole owner of the STEAG Semiconductor Division, will hold approximately 32% of the outstanding common stock of Mattson, and will become the largest Mattson stockholder.

   Q: What stockholder approvals are needed for the Transactions?

   A: For Mattson, the affirmative vote of the holders of a majority of the votes present or represented by proxy and entitled to a vote at the special meeting, at which a quorum is present, is required for approval of the share issuance and the option plan reserve increase needed to complete the Transactions. Each holder of common stock is entitled to one vote per share. As of the record date, Mattson directors and officers and their affiliates owned in the aggregate approximately 18.9% of the outstanding shares, and Brad Mattson individually owned approximately 17.7% of the outstanding shares of Mattson. Pursuant to the voting agreements with each of STEAG and CFM, Brad Mattson has agreed to vote all of his shares in favor of the share issuances under the Transactions.

   For CFM, the affirmative vote of a majority of the votes cast by all shareholders of CFM's common stock is required to adopt the Merger Agreement. No vote shall be taken unless a quorum is present, in person or by proxy. If a quorum is not present, however, those present may vote to adjourn the meeting to such time and place as they may determine, at which time if a quorum is not then present, and at least 15 days has elapsed since the adjournment for lack of a quorum, those present shall constitute a quorum for the purpose of voting upon the CFM proposal set forth in this joint proxy statement-prospectus. CFM common shareholders are entitled to one vote per share. As of the record date, CFM directors and officers and their affiliates owned in the aggregate approximately 20.3% of the outstanding shares, and Christopher McConnell, Chairman of CFM's board of directors, individually owned approximately 14.7% of the outstanding shares. Pursuant to a voting agreement with Mattson, Christopher McConnell has agreed to vote all of his shares in favor of adoption of the Merger Agreement and approval of the merger.

   Because STEAG is a privately-held corporation organized under the laws of the Federal Republic of Germany, approval by STEAG's sole shareholder, STEAG AG, is not required in order to effect the business combination. In accordance with German law, the Supervisory Board (Aufsichtsrat) and the Management Board (Vorstand) of STEAG previously approved the business combination.

   Q: Are Mattson stockholders and CFM shareholders voting on the same thing?

   A: No. Mattson stockholders are being asked to approve the proposed issuance by Mattson of approximately 16.9 million shares and a 1,350,000 share increase in the share reserve under the Stock Option Plan in connection with the Transactions. Such approval is required because Mattson is proposing to issue in aggregate approximately 43% of its total outstanding shares (based on the total number of shares outstanding following the share issuance). Under Nasdaq rules, Mattson is required to obtain stockholder approval to issue such a large number of its shares as part of a business combination and to reserve shares under any compensation plans in which officers of Mattson may participate. CFM is not a party to the Combination Agreement between Mattson and STEAG, and therefore CFM shareholders are not required to vote to approve the business combination. CFM shareholders will be voting only on the proposed Merger Agreement with Mattson. However, because the Transactions are mutually conditioned on one another and are required to close simultaneously, the failure to approve the Merger Agreement between Mattson and CFM by the CFM shareholders would also result in termination of the proposed business combination between Mattson and the STEAG Semiconductor Division.

   Q: Are Mattson stockholders voting on any other proposals in addition to the Transactions?

   A: Yes. Mattson stockholders (but not CFM shareholders) are also being asked to approve a second proposal to increase the number of shares reserved for issuance under Mattson's Stock Option Plan by 750,000 shares (in addition to the 1,350,000 share reserve increase to be approved in connection with the Transactions), to approve a third proposal to increase the number of shares reserved for issuance under Mattson's Purchase Plan by 250,000 shares, to approve a fourth proposal to amend Mattson's Certificate of Incorporation to increase the number of authorized shares of common stock from 60 million to 120 million shares, and to approve a fifth proposal to amend Mattson's Certificate of Incorporation to increase the number of directors of Mattson from five to seven and to change the procedure for filling board vacancies. However, it is important to note that approval of these four additional proposals is not required in order for the proposed share issuance and Stock Option Plan share reserve increase in connection with the Transactions to be approved or for the Transactions to be consummated. The further increase in the number of shares reserved for issuance under the Stock Option Plan and Purchase Plan will allow Mattson, on a going-forward basis, to continue to provide meaningful equity incentives to attract, motivate, and retain employees and officers. The amendment of Mattson's Certificate of Incorporation to increase the number of authorized shares will provide the board of directors of Mattson increased flexibility to issue shares for various corporate purposes, including stock splits (which usually take the form of a stock dividend), issuances of shares in connection with acquisitions of other businesses or the raising of additional capital through the sale of equity securities, actions that would be significantly constrained under Mattson's current Certificate of Incorporation. However, Mattson's board of directors has no current intent, plans, arrangements, or agreements to issue any of the proposed additional authorized shares of common stock. The amendment of Mattson's Certificate of Incorporation to increase the number of directors from five to seven and to change the procedure for filling board vacancies is consistent with the terms of the Transactions and will allow room on Mattson's board for the two director-nominees of STEAG.

   Q: What do I need to do now?

   A: After carefully reading and considering the information contained in this joint proxy statement-prospectus, please respond by completing, signing, and dating your proxy card and returning it in the enclosed postage paid envelope as soon as possible so that your shares may be represented at your company's special meeting.

   Q: What if I do not vote?

   A: If a Mattson stockholder fails to respond, the risk is increased that a quorum, which is a majority of the outstanding voting shares of Mattson common stock, may not be obtained. If a quorum is not obtained at the special meeting or any continuation of the special meeting, the share issuance to complete the Transactions will not be approved.

   If a CFM shareholder fails to respond, it will have the same effect as a vote against the Merger Agreement.

   Q: Can I change my vote after I have delivered my proxy?

   A: Yes. You can change your vote at any time before your proxy is voted at the relevant special meeting. You can do this in one of three ways. First, you can revoke your proxy. Second, you can submit a new proxy. If you choose either of these two methods, you must submit your notice of revocation or your new proxy to the Secretary of Mattson or CFM, as appropriate, before the relevant special meeting. If your shares are held in an account at a brokerage firm or bank, you should contact your brokerage firm or bank to change your vote. Third, if you are a holder of record, you can attend the special meeting and vote in person.

   Q: If I am a CFM shareholder, should I send in my stock certificates to be exchanged now?

   A: No. After the merger between Mattson and CFM is completed, you will receive written instructions from the exchange agent on how to exchange your CFM stock certificates for shares of Mattson. Please do not send in your CFM stock certificates with your proxy.

   Q: Who is the exchange agent for the merger?

   A: Chase Mellon Shareholder Services LLP is the exchange agent. Its address and phone number is:

     85 Challenger Road
     Ridgefield Park, NJ 07660
     (201) 329-8285

   Q: Where will my shares of Mattson common stock be listed?

   A. Shares of Mattson common stock will continue to be listed on the Nasdaq under the symbol "MTSN."

   Q: When do you expect the Transactions to be completed?

   A: The actual closing of the Transactions is expected to occur in early January 2001. The parties agreed that the closing would occur no earlier than January 1, 2001 because of certain German tax and accounting considerations applicable to STEAG. However, in order to reduce the risk that the Transactions will not close if approval by Mattson stockholders and CFM shareholders has been obtained and all other closing conditions that are beyond the parties' control have been satisfied by December 1, 2000, the parties will take a pre-closing step at which all remaining conditions, other than the exchange of the Mattson shares, the absence of litigation, and the arrival of January 1, 2001, will either be considered fulfilled or irrevocably waived. This pre-closing step could take place as early as November 15, 2000.

   Q. Who can help answer my questions?

   A. If you have any questions about either of the Transactions or how to submit your proxy, or if you need additional copies of this joint proxy statement-prospectus or the enclosed proxy card or voting instructions, you should contact the individuals listed below:

   If you are a Mattson stockholder, you should contact:

     Mattson Technology Inc.
     2800 Bayview Drive
     Fremont, California 94538
    Attention: Peter Brown, Corporate Marketing Manager
     Phone Number: (510) 657-5900

   If you are a CFM shareholder, you should contact:

     CFM Technologies, Inc.
     150 Oaklands Boulevard
     Exton, Pennsylvania 19341
     Attention: Jeff Randall, Chief Financial Officer
     Phone Number: (610) 280-8509

   If you have additional questions about the solicitation of your proxy, you should contact:

                       [Logo of MacKenzie Partners, Inc.]

                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (call collect)
                         Call Toll Free (800) 322-2885

   Mattson, the Mattson logo, Aspen, Aspen CVD, Aspen RTPFR\\3\\, Aspen LiteEtch, ICPSM, and EpiPro are trademarks of Mattson used in this joint proxy statement-prospectus. MARANGONI(R), Starfire(R), Poseidon STT(R), and ElectroDep 2000(R) are registered trademarks of the STEAG Semiconductor Subsidiaries used in this joint proxy statement-prospectus. Other product and brand names are trademarks or registered trademarks of their respective holders.

                SUMMARY OF THE JOINT PROXY STATEMENT-PROSPECTUS

   This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the Transactions fully and for a more complete description of the legal terms of the Transactions, you should read carefully this entire document and the other available information referred to in "Where You Can Find More Information" on page 192 of this joint proxy statement-prospectus. The Combination Agreement and the Merger Agreement are attached to this joint proxy statement-prospectus as Annex A and Annex C, respectively, and are incorporated herein by reference. Whether you are a stockholder of Mattson or a shareholder of CFM, both Mattson and CFM encourage you to read both the Combination Agreement and the Merger Agreement, as they are the main legal documents that govern the Transactions.

   Mattson has provided the information in this joint proxy statement-prospectus about Mattson, CFM has provided the information in this joint proxy statement-prospectus about CFM, and STEAG has provided the information in this joint proxy statement-prospectus about the STEAG Semiconductor Division.

   The risk factors beginning on page 13 of this joint proxy statement-prospectus should be considered carefully by the Mattson stockholders and the CFM shareholders in evaluating whether to approve, in the case of Mattson's stockholders, the share issuance and Stock Option Plan share reserve increase in connection with the Transactions, and, in the case of CFM's shareholders, the Merger Agreement and merger. These factors should be considered along with any additional risk factors in documents incorporated by reference in this joint proxy statement-prospectus and any other information included or incorporated by reference herein, including in conjunction with forward-looking statements made herein.

The Companies

 Mattson (page 132)

   Mattson is a leading supplier of semiconductor process equipment for photoresist strip/etch, chemical vapor deposition, epitaxial and rapid thermal processing. Mattson's products combine advanced process technology on a high productivity platform. In addition, through Mattson's international technical support organization and comprehensive warranty program, Mattson provides world class customer support. Nearly all of Mattson's tools are built on a single platform, known as the Aspen system. Each tool in the Aspen system shares the same principal architecture, including the main mechanical design, robotics, systems software, wafer handling interfaces, and wafer flow design. Mattson's Aspen platform is designed to deliver high throughput and low cost of ownership, enhancing the ability of manufacturers to achieve productivity gains.

   Mattson's product offerings include:

  . photoresist stripping systems that remove photoresist and residue from semiconductor wafers after photolithography and other processing steps such as etch;

  . isotropic etching systems that perform a variety of etch processes on semiconductor wafers;

  . plasma enhanced chemical vapor deposition (CVD) systems that deposit insulating or conducting films on semiconductor wafers;

  . rapid thermal processing (RTP) systems that heat semiconductor wafers during the manufacturing process; and

  . epitaxial processing systems that deposit a thin silicon film onto semiconductor wafers.

   Mattson's principal executive offices are located at 2800 Bayview Drive, Fremont, California 94538. Mattson's telephone number is (510) 657-5900.

 CFM (page 173)

   CFM is a leading manufacturer of advanced cleaning equipment for the semiconductor industry. Its systems provide superior contamination control and processing capabilities using a totally enclosed processing chamber. Watermarks and other drying defects are eliminated through CFM's Direct-Displace(TM) IPA vapor drying technology. CFM believes that its patented Full-Flow(TM) technology and direct-displacement drying enable it to provide wet processing systems that address a variety of limitations inherent in conventional semiconductor wet processing systems, including wet benches and spray tools, resulting in significantly lower cost of ownership.

   CFM's principal executive offices are located at 150 Oaklands Boulevard, Exton, Pennsylvania 19341. CFM's telephone number is (610) 280-8300.

 STEAG (page 156)

   Through the STEAG Semiconductor Division, STEAG is one of the world's leading suppliers of capital equipment for the semiconductor industry. The STEAG Semiconductor Division's broad technology portfolio includes rapid thermal processing (RTP), clean process, chemical vapor deposition (CVD), and copper plating. The STEAG Semiconductor Subsidiaries own manufacturing, sales, and support facilities located throughout the United States, Asia, and Europe. STEAG is also engaged in the optical storage and photomask businesses, neither of which is included in the business combination with Mattson. STEAG is a wholly owned subsidiary of STEAG AG, a power generation and electronics company based in Essen, Germany.

   STEAG's principal executive offices are located at Ruttenscheider Strasse 1-3, 45128 Essen, Germany. STEAG's telephone number is 011-49-201-801-0.

The Structure of the Transactions (page 69)

   Under the Combination Agreement, Mattson will acquire the stock of those eleven subsidiaries comprising the STEAG Semiconductor Division. In consideration for all the equity interests in the STEAG Semiconductor Subsidiaries, Mattson will issue 11,850,000 shares of common stock to STEAG upon the closing. As a result, STEAG will become Mattson's largest stockholder. Mattson and STEAG have agreed to enter into a Stockholder Agreement on or before the Closing Date providing for, among other things, the expansion of Mattson's board of directors from five members to seven, the election of two persons designated by STEAG to Mattson's board of directors (Dr. Jochen Melchior, who will serve as initial Chairman of the Board of the combined company, and Dr. Hans-Georg Betz), certain restrictions on future acquisitions or dispositions of Mattson common stock by STEAG, and registration rights in favor of STEAG. The terms of the transaction with STEAG are more fully described in the Combination Agreement, which is attached hereto as Annex A, and in the Stockholder Agreement, which is attached hereto as Annex B.

   Under the Merger Agreement with CFM, Mattson will acquire CFM in a stock-for-stock merger in which Mattson will issue 0.5223 shares of Mattson common stock for each share of CFM common stock issued and outstanding at the closing (which would represent approximately 4,115,000 shares of Mattson common stock as of October 4, 2000). A representative of CFM, James J. Kim, will join Mattson's board of directors at closing. The terms of the transaction with CFM are more fully described in the Merger Agreement, which is attached hereto as Annex C.

   The Transactions are mutually conditioned on one another and are required to close simultaneously. The Transactions are subject to, among other things, the approval of the share issuance and Stock Option Plan share reserve increase in connection with the Transactions by the stockholders of Mattson, the approval of the Merger Agreement and merger by the shareholders of CFM, clearance under the U.S. and German antitrust laws (each of which has already been obtained), and other customary closing conditions. The closing of the Transactions is expected to occur in early January 2001. The parties agreed that the closing would take place no earlier than January 1, 2001 because of certain German tax and accounting considerations applicable to STEAG. However, in order to reduce the risk that the transactions will not close if approval by Mattson stockholders and CFM shareholders has been obtained and all the other closing conditions beyond the control of the parties have been satisfied prior to December 1, 2000, the parties will take a pre-closing step at which all remaining conditions, other than the exchange of the Mattson shares, the absence of litigation, and the arrival of January 1, 2001, either will be irrevocably waived or deemed fulfilled. This pre-closing step could take place as early as November 15, 2000.

Treatment of STEAG and CFM Stock Options

   None of the STEAG Semiconductor Subsidiaries has any outstanding stock options, and thus no stock options of any STEAG Semiconductor Subsidiary will be assumed by Mattson pursuant to the business combination. Pursuant to the merger, Mattson will assume all outstanding CFM stock options, based on the same merger exchange ratio of 0.5223. As of October 4, 2000, CFM had outstanding options to purchase approximately 1,782,000 shares of CFM common stock.

   At the closing, Mattson has agreed to issue options to purchase 850,000 shares of Mattson common stock to employees of the STEAG Semiconductor Division. Mattson has also agreed at the closing to issue options to purchase 500,000 shares of common stock to employees of CFM. Therefore, as an integral part of the approval by Mattson stockholders of the share issuance in connection with the Transactions, Mattson is also requesting that stockholders approve an increase in the number of shares reserved for issuance under the Stock Option Plan by 1,350,000 shares.

Relative Percentages of Ownership

   Once the Transactions close, STEAG will hold approximately 32% of the outstanding common stock of Mattson on a non-diluted basis, and shareholders of CFM prior to the closing will hold in the aggregate approximately 11% of the outstanding common stock of Mattson on a non-diluted basis. Mattson stockholders prior to the closing will hold in the aggregate the remaining approximately 57% of the outstanding common stock on a non-diluted basis after the closing.

Tax Consequences (page 65)

   The parties have structured the merger so that CFM and its shareholders who exchange their shares solely for shares of Mattson common stock will not recognize gain or loss for United States federal income tax purposes in connection with the merger. Mattson's stockholders also will not recognize gain or loss for United States federal income tax purposes in connection with the Transactions.

Board Composition (page 110)

   Following the Transactions, Mattson's board of directors will be composed of four of the five current directors of Mattson, with two new additional directors to be designated by STEAG (Dr. Jochen Melchior, who will serve as the initial Chairman of the Board of the combined company, and Dr. Hans-Georg
Betz), and one of the existing directors of Mattson to be replaced by a director designated by CFM (James J. Kim), for a total of seven directors. Senior management of Mattson will be comprised of personnel from each of Mattson, the STEAG Semiconductor Division, and CFM.

Reasons for the Transactions (pages 47 and 55)

   Mattson, STEAG, and CFM have agreed to engage in the Transactions because of the synergy and market strength that would result by their combining their businesses. Following the consummation of the Transactions, Mattson would immediately become one of the top 15 semiconductor industry equipment suppliers, based on pro forma 2000 annual sales. This would represent the attainment of a critical mass that semiconductor equipment buyers are increasingly demanding from their vendors.

   In addition, Mattson would hold a market leadership position in multiple product lines. The STEAG Semiconductor Division currently ranks second worldwide in rapid thermal process (RTP) equipment systems. Mattson ranks first worldwide in plasma-based strip process equipment systems, and fifth in RTP. The combination of the wet processing businesses of the STEAG Semiconductor Division and CFM would also place Mattson in the first tier of suppliers in the market for semiconductor wet processing equipment. Thus, Mattson would become a multi-product, multi-technology company providing "one-stop shopping" to semiconductor equipment buyers. These complementary product lines will give Mattson the opportunity to gain market share in each. Mattson intends to become a "vendor of choice" to customers who are among the Top 20 semiconductor equipment buyers.

   Further, the consummation of the Transactions would give Mattson a truly global presence and reach. Both Mattson and CFM have a significant presence in Asia, and the STEAG Semiconductor Division has a strong presence in Asia and Europe.

   Finally, the settlement in connection with the proposed Transactions of the ongoing patent litigation between one of the STEAG Semiconductor Subsidiaries and CFM relating to one of CFM's patents relieves the combined wet processing business of the costs of that lawsuit and opens opportunities for sales of wet processing products of the STEAG Semiconductor Division in the U.S.

Recommendation of the Boards of Directors (pages 49 and 58)

   To Mattson stockholders: The Mattson board of directors believes that the proposed issuance of shares pursuant to the Transactions is fair to you and in your best interest and voted to approve the terms and provisions of both the Combination Agreement and the Merger Agreement, and unanimously recommends that you vote FOR the approval of the issuance of shares and increase in the Stock Option Plan share reserve in connection with the Combination Agreement and the Merger Agreement. The Mattson board of directors also unanimously recommends that you vote FOR the approval of the amendment to Mattson's Stock Option Plan and Purchase Plan to further increase the number of shares reserved for issuance thereunder by 750,000 shares and by 250,000 shares, respectively, FOR the amendment of Mattson's Certificate of Incorporation to increase the authorized number of shares of common stock available for issuance from 60 million shares to 120 million shares, and FOR the amendment of Mattson's Certificate of Incorporation to increase the designated number of directors of Mattson from five to seven and change the procedure for filling board vacancies.

   To CFM shareholders: The CFM board of directors believes that the merger is fair to you and in your best interest and unanimously voted to approve the Merger Agreement, and unanimously recommends that you vote FOR the adoption of the Merger Agreement.

Fairness Opinions of Financial Advisors (pages 50 and 58)

   Opinion of Mattson's Financial Advisor. In deciding to approve the Transactions, the Mattson board of directors considered the opinion of its financial advisor, Alliant Partners, that, as of the date of its opinion, and subject to and based on the considerations referred to in its opinion, the total consideration to be provided by Mattson in connection with the Transactions is fair, from a financial point of view, to Mattson's stockholders. The full text of this opinion is attached as Annex D-1 to this joint proxy statement-prospectus. Mattson urges its stockholders to read the opinion of Alliant Partners in its entirety.

   Opinion of CFM's Financial Advisor. In deciding to approve the merger, the CFM board of directors considered the opinion of its financial advisor, UBS Warburg LLC (formerly known as Warburg Dillon Read LLC), that, as of the date of its opinion, and subject to and based on the considerations referred to in its opinion, the ratio to exchange CFM common stock for Mattson common stock is fair, from a financial point of view, to the holders of CFM common stock. The full text of this opinion is attached as Annex D-2 to this joint proxy statement-prospectus. CFM urges its shareholders to read the opinion of UBS Warburg LLC in its entirety.

Stockholder Approvals

   For Mattson, the affirmative vote of the holders of a majority of the shares present or represented by proxy and entitled to vote at the special meeting, at which a quorum is present and voting, by proxy or in person, is required for approval of the proposed share issuance and the increase in the reserve under the Stock Option Plan needed to complete the Transactions, and for approval of the separate proposals to amend the Stock Option Plan and the Purchase Plan to increase the number of shares reserved for issuance thereunder by 750,000 shares and 250,000 shares, respectively. The affirmative vote of a majority of the outstanding shares of common stock is required for approval of the amendment of Mattson's Certificate of Incorporation to increase the authorized number of shares available for issuance from 60 million shares to 120 million shares. The affirmative vote of at least two-thirds of the outstanding shares of common stock is required for approval of the amendment of Mattson's Certificate of Incorporation to increase the designated number of directors from five to seven and to change the procedure for filling board vacancies. Each holder of common stock is entitled to one vote per share. As of the record date, Mattson directors and officers and their affiliates owned in the aggregate approximately 18.9% of the outstanding shares, and Brad Mattson individually owned approximately 17.7% of the outstanding shares. Pursuant to voting agreements with each of STEAG and CFM, Brad Mattson has agreed to vote all of his shares in favor of the share issuance under the Transactions.

   For CFM, the affirmative vote of a majority of the votes cast by all shareholders of CFM's common stock is required to adopt the Merger Agreement. No vote shall be taken unless a quorum is present, in person or by proxy. However, if a quorum is not present, those present may vote to adjourn the meeting to such time and place as they may determine, at which time if a quorum is not then present and at least 15 days has passed since the adjournment for lack of a quorum, those present shall constitute a quorum for the purpose of voting upon the CFM proposals set forth herein. CFM common shareholders are entitled to one vote per share. As of the record date, the directors and executive officers of CFM owned in the aggregate approximately 20.3% of the outstanding shares, and Christopher McConnell individually owned approximately 14.7% of the outstanding shares. Pursuant to a voting agreement with Mattson, Christopher McConnell has agreed to vote all of his shares in favor of the adoption of the Merger Agreement.

   Because STEAG is a privately-held corporation organized under the laws of the Federal Republic of Germany, approval of STEAG's sole shareholder, STEAG AG, is not required in order to effect the business combination. In accordance with German law, both the Supervisory Board (Aufsichtsrat) and the Management Board (Vorstand) of STEAG previously approved the business combination.

The Special Meetings (pages 35 and 38)

   The special meeting of the stockholders of Mattson will be held on Wednesday, November 8, 2000, at 10:00 am, local time, at the Newark Hilton, 39900 Balentine Drive, Newark, California 94560.

   The special meeting of the shareholders of CFM will be held on Wednesday, November 8, 2000, at 1:00 pm, local time, at the Sheraton Great Valley Hotel, 707 East Lancaster Avenue, Frazer, Pennsylvania 19355.

Interests of Directors and Officers of Mattson, STEAG, and CFM in the Transactions (pages 54 and 64)

   As of the record date, Brad Mattson, the Chief Executive Officer and current chairman of the board of Mattson, held options to purchase 21,163 shares of CFM common stock exercisable within 60 days. These options were granted in connection with Mr. Mattson's previous service on the board of directors of CFM. These options will become options to purchase Mattson common stock under the terms of the Merger Agreement. Mr. Mattson took no part in the deliberations of the CFM board regarding the proposed merger, and Mr. Mattson resigned from the CFM board effective April 26, 2000.

   John Savage, a director of Mattson, is also a partner at Alliant Partners, the technology merger and acquisition advisory firm that has provided Mattson with its opinion regarding the fairness of the proposed Transactions to Mattson's stockholders from a financial point of view. Mattson has entered into a Financial Advisory Agreement with Alliant Partners, dated as of May 17, 2000, (the "Alliant Partners Agreement"), providing for Alliant Partners to act as financial advisor in connection with the Transactions. Under the Alliant Partners Agreement, Mattson has agreed to pay Alliant Partners a fee of $300,000 to render an opinion as to the fairness from a financial point of view to Mattson and its stockholders of the consideration to be provided by Mattson in connection with the Transactions. The Alliant Partners Agreement further provides for a "success fee" of $2 million in the event the Transactions close, with the $300,000 fairness opinion fee being applied against such amount. Under the terms of the Alliant Partners Agreement, Mattson has also agreed to reimburse Alliant Partners reasonable expenses, and to indemnify Alliant Partners against any losses, claims, damages, or liabilities to which Alliant Partners may become subject in connection with its use of information that is provided to Alliant Partners by Mattson that is inaccurate in any respect or any other aspect of its rendering such services, unless it is finally judicially determined that such losses, claims, damages, or liabilities relating thereto arose only out of the gross negligence or willful misconduct of Alliant Partners. The Alliant Partners Agreement was determined based on arm's length negotiation and Mattson believes the terms of the Alliant Partners Agreement are no less favorable than could have been obtained from third party consultants and investment bankers.

   Christopher F. McConnell, the Chairman of the Board of CFM, is party to a Change of Control and Severance Agreement dated as of April 10, 2000 with CFM (the "McConnell Severance Agreement"). In connection with the proposed merger, the Severance Agreement of Roger Carolin, the President and Chief Executive Officer of CFM, dated April 10, 2000 was amended pursuant to Amendment No. 1, Change of Control and Severance Agreement dated as of June 27, 2000 (as amended, the "Carolin Severance Agreement" and collectively the "Severance Agreements"). The Severance Agreements provide, among other things, that following any Change of Control Event (as defined therein), if employment is terminated by the employer Without Cause or by employee for a Good Reason Event (as such terms are defined in the Severance Agreements): any options to purchase common stock of the employer shall vest immediately as of the date of such termination; the employer shall pay the employee his annual target bonus for the then-current fiscal year on a pro rata basis and 24 monthly payments equal to one-twelfth of the employee's then-current annual base salary plus annual target bonus.

   Lorin J. Randall, the Secretary and Chief Financial Officer of CFM, is a party to an Employment Agreement with CFM dated October 25, 1999 which was amended by Amendment No. 1 dated as of April 10, 2000 (as amended, the "Employment Agreement"). The Employment Agreement provides, among other things, that following any Change of Control Event (as defined therein), if Mr. Randall's employment is terminated (1) by the employer Without Cause (as defined in the Employment Agreement): the employer will pay Mr. Randall twelve monthly payments equal to one-twelfth of Mr. Randall's then current annual base salary plus annual target bonus; his annual target bonus for the current fiscal year on a pro rata basis; monthly compensation equal to one-twelfth of Mr. Randall's then current annual base salary plus annual target bonus for a period of 18 months following the date of termination; and if the change of control occurs within a year following termination, fully vested options to purchase a number of shares of common stock of the employer equal to the number of unvested options held by Mr. Randall and cancelled at the time of termination; or (2) by Mr. Randall upon a Good Reason Event: any options to purchase common stock of the employer and held by Mr. Randall shall vest immediately as of the date of such termination; and the employer will pay Mr. Randall his annual target bonus for the current fiscal year on a pro rata basis.

Accounting Treatment (Page 66)

   Mattson will account for the Transactions as purchases of the STEAG Semiconductor Subsidiaries and CFM by Mattson under the purchase method of accounting. Under purchase accounting, Mattson will record the fair value of the consideration given for the stock of the STEAG Semiconductor Subsidaries, as well as the fair value of the consideration given for the CFM common stock and for options to purchase CFM common stock assumed by Mattson, plus the amount of direct transaction costs, as the cost of acquiring the STEAG Semiconductor Subsidaries and CFM. Mattson will allocate these costs to the individual assets and liabilities of the companies being acquired, including various identifiable intangible assets such as acquired technology, acquired trademarks and trade names and acquired workforce, and to in-process research and development, based on their respective fair values. Intangible assets, including goodwill, will be generally amortized over a three- to seven-year period.

Regulatory Approvals (page 67)

   Mattson, STEAG, and CFM have already received the required clearances with respect to the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and the German Act Against Restraints on Competition of 1958 (Gesetz gegen Wettbewerbs-beschraenkungen) (the "German Cartel Act").

Dissenters' Rights (page 67)

   Delaware corporate law, which governs Mattson as a Delaware corporation, does not afford dissenters' or appraisal rights to holders of shares that are quoted on Nasdaq, as are Mattson's shares. In addition, Delaware law does not provide dissenters' or appraisal rights to stockholders of a surviving corporation in a merger if the surviving corporation's stockholders were not required to approve the merger. Mattson's stockholders are not required to approve the Transactions, but rather are required to approve the issuance of shares that are proposed to be issued in connection with the Transactions. Therefore, Mattson stockholders shall have no dissenters' or appraisal rights with respect to the Transactions.

   Pennsylvania corporate law, which governs CFM as a Pennsylvania corporation, entitles CFM shareholders to dissent from the merger and instead demand payment from CFM of the fair value of their shares.

   To claim dissenters' rights, a CFM shareholder must deliver to CFM prior to the vote written notice of the shareholder's intent to demand payment for the shareholder's shares if the merger is effected and not vote the shareholder's shares in favor of the merger at the CFM special meeting. CFM will then send the shareholder written notice after the completion of the merger, indicating when and how to demand payment for the shareholder's shares. After receiving the notice, the shareholder must demand payment for the shareholder's shares in the manner required by the notice sent by CFM. The shareholder must also certify to CFM the date the shareholder acquired beneficial ownership of the shareholder's shares. If the shareholder does not comply with the requirements outlined above, the shareholder will not be entitled to receive payment for the shareholder's shares under the dissenters' rights provisions of Pennsylvania law and will be entitled to 0.5223 shares of Mattson common stock for each of the shareholder's shares of CFM common stock. If the shareholder complies with the outlined requirements, promptly following the later of the date of effectiveness of the merger or the date CFM received the shareholder's demand for payment, CFM will pay to the shareholder the amount CFM estimates to be the fair value of the shareholder's shares of CFM common stock. Within 30 days of the shareholder's receipt of CFM's remittance or estimate of fair value, if the shareholder believes CFM's estimate of the fair value of the shareholder's shares is incorrect, the shareholder may notify CFM in writing of the shareholder's own estimate of the fair value of the shareholder's shares of CFM common stock and demand payment of the shareholder's estimate. Within 60 days of the later to occur of the effectuation of the merger, timely receipt of the shareholder's demand for payment and timely receipt of an estimate of fair value from the shareholder, if the demand for payment of the shares remains unsettled, CFM may request the fair value be determined by a court. The shareholder's dissenters' rights are set out in their entirety in Sections 1571-1580 of the Pennsylvania Business Corporation Law, which is attached to this joint proxy statement-prospectus as Annex E.

Comparative Per Share Data

   Set forth below are the net income and book value per common share data for Mattson on an historical basis and on a combined pro forma basis, and certain equivalent pro forma per share data for CFM. The Mattson combined pro forma data was derived by combining historical consolidated financial information of Mattson, the STEAG Semiconductor Division and CFM using the purchase method of accounting. The equivalent combined pro forma per share data for CFM was calculated by multiplying the Mattson combined pro forma per common share data by the exchange ratio of 0.5223.

   The information in the table below should be read in conjunction with the respective audited and unaudited consolidated financial statements and related notes of Mattson and CFM either incorporated by reference or included elsewhere in this joint proxy statement-prospectus.

                                              Fiscal Year Ended Six Months Ended
                                              December 31, 1999  June 25, 2000
                                              ----------------- ----------------
Historical--Mattson
Net income (loss) per share:
 Basic......................................       $(0.05)           $0.57
 Diluted....................................       $(0.05)           $0.51
Book value per share(1).....................       $ 3.19            $9.41

--------
(1) Historical book value per share is computed by dividing shareholders' equity by the number of shares of common stock outstanding at the end of each period presented.

                                             Fiscal Year Ended Nine Months Ended
                                             October 31, 1999    July 31, 2000
                                             ----------------- -----------------
Historical--CFM
Net income (loss) per share:
 Basic.....................................       $(1.34)           $(2.85)
 Diluted...................................       $(1.34)           $(2.85)
Book value per share(1)....................       $ 8.30            $ 5.54

--------
(1) Historical book value per share is computed by dividing shareholders' equity by the number of shares of common stock outstanding at the end of each period presented.

                                              Fiscal Year Ended Six Months Ended
                                              December 31, 1999  June 25, 2000
                                              ----------------- ----------------
Unaudited Pro Forma Combined
 Net Income (Loss) Per Share
Pro forma net loss per Mattson share (2):
 Basic......................................       $(4.48)           $(1.75)
 Diluted....................................       $(4.48)           $(1.75)
Equivalent pro forma net loss per CFM share:
 Basic......................................       $(2.34)           $(0.91)
 Diluted....................................       $(2.34)           $(0.91)

--------
(2) Pro forma net loss per Mattson share is computed by dividing the unaudited pro forma combined condensed net loss by the pro forma number of weighted average outstanding shares for the period presented.

                                                                        June 25,
                                                                          2000
                                                                        --------
Unaudited Pro Forma Combined Book Value Per Share
 Pro forma book value per Mattson share(3):...........................   $22.24
 Equivalent pro forma book value per CFM share:.......................   $11.62

--------
(3) Pro forma book value per Mattson share is computed by dividing unaudited pro forma shareholders' equity by the pro forma number of weighted average outstanding shares for the period.

   The following table sets forth the closing per share sales price of Mattson common stock and CFM common stock, as reported on Nasdaq, and the estimated equivalent per share price, as explained below, of Mattson common stock on June 27, 2000, the last trading day before the public announcement of the Transactions, and on October 4, 2000:

                                                                      Estimated
                                                                      Equivalent
                                                                      Per Share
                                                       MTSN    CFMT     Price
                                                     -------- ------- ----------
June 27, 2000....................................... $39.4375 $14.375  $20.5982
October 4, 2000.....................................    13.75   7.125    7.1816

   The estimated equivalent per share price of a share of CFM common stock based on a Mattson share price of $39.4375 equals the exchange ratio of 0.5223 multiplied by the price of a share of Mattson common stock. If the merger had occurred on June 27, 2000, CFM shareholders would have received a fraction of a share of Mattson common stock worth approximately $20.5982 per share for each share of CFM common stock CFM shareholders owned. If the merger had occurred on October 4, 2000, CFM shareholders would have received a fraction of a share of Mattson common stock worth approximately $7.1816 per share for each share of CFM common stock CFM shareholders owned. The actual equivalent per share price of a share of Mattson common stock that CFM shareholders would receive if the merger closes may be different from these prices because the per share price of Mattson common stock on the Nasdaq fluctuates continuously.

   Following the merger, Mattson common stock will continue to be quoted on the Nasdaq, and there will be no further market for the CFM common stock. Mattson has never paid cash dividends on its common stock and has no present plans to do so. CFM has never paid cash dividends on its common stock.

                                  RISK FACTORS

   You should carefully consider the risks described below regarding the Transactions and Mattson's business following the Transactions, together with all of the other information included in or annexed to this joint proxy statement-prospectus, before making a decision about how to vote on the proposals submitted for your consideration.

   By voting in favor of the Merger Agreement, CFM shareholders will be choosing to exchange their current investment in CFM common stock for an investment in Mattson common stock. By voting in favor of the share issuance and Stock Option Plan share reserve increase in connection with the Transactions, Mattson stockholders will be choosing to permit Mattson to engage in the Transactions, which will affect the risks to Mattson's business. An investment in Mattson common stock involves a high degree of risk.

   If any of the following risks actually occur, Mattson's business, financial condition, or results of operations could be materially harmed. If Mattson's business is harmed, the trading price of Mattson's common stock could decline, and Mattson stockholders (including former CFM shareholders following the Transactions) may lose all or part of their investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the information in this joint proxy statement-prospectus and in the documents that are incorporated by reference, including the risk factors in this section, contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or Mattson's future financial performance. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of these terms and other comparable terminology. These statements are only predictions. Mattson's actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, the risks faced by Mattson following completion of the Transactions described below, elsewhere in this joint proxy statement-prospectus, and in Mattson's periodic filings incorporated herein by reference.

   Mattson believes it is important to communicate its expectations to investors. However, there may be events in the future that it is not able to predict accurately or over which it has no control. The risk factors listed below, as well as any cautionary language in this joint proxy statement-prospectus, provide examples of risks, uncertainties, and events that may cause Mattson's actual results to differ materially from the expectations it describes in its forward-looking statements. Before making your decision regarding the Transactions, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this joint proxy statement-prospectus could have a material adverse effect on Mattson's business, operating results, and financial condition.

RISKS RELATED TO THE TRANSACTIONS

The ability of Mattson to integrate successfully the businesses of the STEAG Semiconductor Division and CFM with each other and with its own business is uncertain.

   After the Transactions, Mattson, the STEAG Semiconductor Division, and CFM, each of which had previously operated independently of each other, will need to integrate their operations. The integration of the three businesses will be complex, time consuming, and expensive. The integration will require significant efforts from each company, including the coordination of their research and development and sales and marketing efforts. Mattson may find it difficult to integrate the operations of the STEAG Semiconductor Division and CFM, and vice versa. The combined company will have a large number of employees in widely dispersed operations in California, Germany, Pennsylvania, and other locations, which will increase the difficulty of integrating operations. Current personnel may leave Mattson, the STEAG Semiconductor Division, or CFM because of the business combination or the merger. The challenges involved in this integration include, but are not limited to, the following:

  . Retaining existing customers of each company;

  . Retaining and integrating management and other key employees of each of Mattson, the STEAG Semiconductor Division, and CFM;

  . Coordinating research and development activities to enhance introduction of new products and technologies;

  . Integrating purchasing and procurement operations in multiple locations;

  . Combining product offerings and product lines effectively and quickly;

  . Integrating sales and marketing efforts so that customers can understand and do business easily with the combined company;

  . Coordinating manufacturing operations in a rapid and efficient manner;

  . Transitioning all world-wide facilities to common accounting and information technology systems;

   It is not certain that Mattson, the STEAG Semiconductor Division, and CFM can be successfully integrated in a timely manner or at all or that any of the anticipated benefits will be realized. Risks from unsuccessful integration of the companies include:

  . The impairment of relationships with employees, customers, and suppliers;

  . The potential disruption of the combined company's ongoing business and distraction of its management;

  . Delay in introducing new product offerings by the combined company; and

  . Unanticipated expenses related to integration of the three companies.

   The combined company may not succeed in addressing these risks. Further, neither Mattson nor CFM can assure you that the growth rate of the combined company will equal the historical growth rates experienced by Mattson, the STEAG Semiconductor Division, or CFM, individually.

The Transactions between Mattson, STEAG, and CFM may fail to achieve beneficial synergies.

   The managements of Mattson, STEAG, and CFM have entered into the Transactions with the expectation that they will result in beneficial synergies between and among the three parties' semiconductor equipment businesses. Achieving these anticipated synergies and the potential benefits underlying their reasons for entering into the Transactions will depend on a number of factors, some of which include:

  . Mattson's ability to timely develop new products and integrate the products and sales efforts of the combined company;

  . The risk that the customers of Mattson, the STEAG Semiconductor Division, or CFM may defer purchasing decisions;

  . The risk that it may be more difficult to retain key management, marketing, and technical personnel after the Transactions; and

  . Competitive conditions and cyclicality in the semiconductor manufacturing process equipment market.

   Even if the companies are able to integrate operations, there can be no assurance that the anticipated synergies will be achieved. The failure to achieve such synergies could have a material adverse effect on the business, results of operations, and financial condition of the combined company.

The STEAG Semiconductor Subsidiaries and CFM have experienced financial losses and may require significant financial support from Mattson.

   The STEAG Semiconductor Subsidiaries and CFM have suffered losses from operations in recent periods. After consummation of the Transactions, the acquired businesses may experience further losses, which would affect the financial results of Mattson, reduce Mattson earnings per share, and require funding by Mattson to sustain their operations. If losses continue at historic levels for the STEAG Semiconductor Subsidiaries and CFM, the Transactions may require Mattson to use a significant portion of its cash balances.

The ratio for the exchange of CFM shares for Mattson shares is fixed.

   The ratio of the number of shares of Mattson common stock to be exchanged for each share of CFM common stock will not change. Upon completion of the merger, each share of CFM common stock will be exchanged for 0.5223 shares of Mattson common stock. There will be no adjustment to this exchange ratio for changes in the market price of either Mattson common stock or CFM common stock. In addition, neither Mattson nor CFM may terminate the Merger Agreement or "walk away" from the merger solely because of changes in the market price of either company's common stock. Therefore, if the market value of Mattson common stock or CFM common stock changes relative to the market value of the other, there will be no change, either upward or downward, in the aggregate number of shares of Mattson common stock to be issued to CFM shareholders in the merger. The share prices of Mattson common stock and CFM common stock are by nature subject to the general price fluctuations in the market for publicly traded equity securities, and in particular fluctuations in the market prices of equity securities of semiconductor equipment companies have experienced significant volatility. You should obtain recent market quotations for Mattson common stock and CFM common stock in order to accurately assess the market value of the Mattson shares that will be issued in exchange for the CFM shares. Mattson cannot predict or give any assurances as to the relative market prices of Mattson or CFM common stock before the closing of the merger.

The combined company's reported financial results will suffer as a result of purchase accounting treatment and the impact of amortization of goodwill and other intangibles, and restructuring charges relating to the Transactions.

   Mattson will account for the Transactions as purchases of the STEAG Semiconductor Subsidiaries and CFM by Mattson under the purchase method of accounting. Under purchase accounting, Mattson will record the fair value of the consideration given to STEAG in exchange for the stock of the STEAG Semiconductor Subsidiaries, as well as the fair value of the consideration given in exchange for the outstanding CFM common stock and for the outstanding options to purchase CFM common stock assumed by Mattson, plus the amount of direct transaction costs, as the cost of acquiring the STEAG Semiconductor Subsidiaries and CFM. Mattson will allocate these costs to the individual assets and liabilities of the companies being acquired, including various identifiable intangible assets such as acquired technology, acquired trademarks and trade names and acquired workforce, and to in-process research and development, based on their respective fair values. Intangible assets, including goodwill, will be generally amortized over a three- to seven-year period.

   As described in the Unaudited Pro Forma Condensed Combined Financial Statements, the amount of purchase cost allocated to goodwill and other intangibles is estimated to be approximately $400 million. Assuming goodwill and other intangible assets were amortized in equal quarterly amounts over 5 years following completion of the Transactions, the accounting charge attributable to these items would be approximately $20 million per quarter or $80 million per fiscal year. As a result, purchase accounting treatment of the Transactions could have a material adverse effect on the market value of Mattson common stock following completion of the Transactions.

   Mattson may incur restructuring costs in order to achieve desired synergies after the Transactions, which would adversely impact future financial results. These restructuring costs could be a result of, but not limited to, the following:

  . Severance costs associated with possible headcount reductions due to duplication; and

  . Asset write-offs associated with manufacturing and facility consolidations.

Uncertainty related to the Transactions could harm the combined company.

   In response to the announcement of the Transactions, customers or suppliers of Mattson, the STEAG Semiconductor Division, and CFM may delay or defer product purchase or other decisions. Any delay or deferral in product purchase or other decisions by customers or suppliers could have a material adverse effect on the business of the relevant party, regardless of whether the Transactions are ultimately completed. Similarly, current and prospective Mattson, STEAG Semiconductor Division, and/or CFM employees may experience uncertainty about their future roles with Mattson until the Transactions are completed and Mattson's strategies with regard to the integration of operations of Mattson, the STEAG Semiconductor Division, and CFM are announced or executed. This may adversely affect Mattson's, the STEAG Semiconductor Division's, and/or CFM's ability to attract and retain key management, sales, marketing, and technical personnel.

The Transactions could adversely affect combined financial results.

   Mattson, the STEAG Semiconductor Division, and CFM are expected to incur direct transaction costs of approximately $4.7 million in connection with the Transactions. If the benefits of the Transactions do not exceed the costs associated with the Transactions, including any dilution to Mattson stockholders and CFM shareholders resulting from the issuance of shares in connection with the Transactions, the combined company's financial results, including earnings per share, could be adversely affected.

The rights of holders of CFM common stock will be changed as a result of the merger.

   Following the merger, holders of CFM common stock outstanding on the date of the merger will become holders of Mattson common stock. Certain differences exist between the rights of Mattson stockholders under Mattson's Certificate of Incorporation, Bylaws and the corporate law of Delaware, Mattson's state of incorporation and the rights of CFM shareholders under CFM's Articles of Incorporation, Bylaws and the corporate law of Pennsylvania, CFM's state of incorporation. See "Comparison of Rights of Holders of Mattson Common Stock and CFM Common Stock" beginning on page 99 of this joint proxy statement-prospectus. Certain rights that CFM shareholders currently have under CFM's Articles of Incorporation, Bylaws, and under Pennsylvania law may cease to exist following the merger.

Officers and directors of Mattson and CFM have certain conflicts of interest that may influence them to support or approve the Transactions.

   Some of the directors and officers of Mattson and CFM participate in arrangements and have continuing indemnification against liabilities that give them interests in the Transactions that are different from the interests of other Mattson stockholders or CFM shareholders interests, including the following:

  . John Savage, a director of Mattson, is also a partner at Alliant
    Partners, the technology merger and acquisition advisory firm that provided Mattson with its opinion regarding the fairness of the proposed Transactions, from a financial point of view, to Mattson's stockholders. Mattson has paid Alliant Partners a fee of $300,000 for rendering an opinion as to the fairness from a financial point of view to Mattson's stockholders of the consideration to be provided by Mattson in connection with the Transactions. Mattson has agreed to pay Alliant Partners a success fee of $2,000,000 in the event the Transactions close, against which the fairness opinion fee will be credited.

  . Brad Mattson was formerly a member of the board of directors of CFM. As of the record date, Brad Mattson held options to purchase 21,163 shares of CFM common stock exercisable within 60 days. These options will become options to purchase Mattson common stock under the terms of the Merger Agreement.

  . Some officers of CFM will be entitled to severance payments and additional accelerated vesting of options if they are terminated or constructively terminated by Mattson after completion of the merger.

  . Mattson and CFM have agreed that Mr. James Kim will be designated by CFM to serve on Mattson's board of directors upon completion of the Transactions.

   For the above reasons, the directors and officers of Mattson and CFM could be more likely to vote to approve the terms of the Transactions than if they did not have these interests. Mattson stockholders and CFM shareholders should consider whether these interests may have influenced these directors and officers to support or recommend the Transactions.

Failure to complete the Transactions could have a negative impact on Mattson's and/or CFM's stock price, future business and operations, or financial results.

   If the Transactions are not completed for any reason, Mattson and CFM may be subject to a number of material risks, including the following:

  . Depending on the reasons for termination, Mattson may be required to pay
    CFM, or CFM may be required to pay Mattson, a termination fee of $7,110,000;

  . Depending on the reasons for termination, Mattson may be required to pay
    STEAG either a termination fee of $20,000,000, STEAG's fees and expenses in connection with the Combination Agreement up to $5,000,000, or one-half of a $40,000,000 lump sum payment which may be required to be made by STEAG to CFM under the interim patent license agreement dated June 28, 2000 between CFM, CFMT, Inc., and STEAG;

  . The price of Mattson and/or CFM common stock may decline to the extent that the relevant current market price reflects a market assumption that the Transactions will be completed;

  . Some costs related to the Transactions, such as legal, accounting, financial advisor, and financial printing fees, must be paid even if the Transactions are not completed; and

  . There may be substantial disruption to the businesses of Mattson and CFM and distraction of their workforces and management teams.

The Transactions may be challenged by regulatory authorities.

   Mattson, STEAG, and CFM have obtained regulatory clearance under both the HSR Act and the German Cartel Act with respect to the Transactions. However, even though these regulatory clearances have been obtained, any federal, state, or foreign governmental agency or private person may still challenge the Transactions at any time before, or even after, their completion. The transfers of certain STEAG Semiconductor Subsidiaries require local governmental or regulatory approvals. There can be no assurance that such approvals will be obtained or that they will be obtained on a timely basis.

STEAG may terminate the business combination, and therefore the Transactions, if Mattson's common stock is trading at less than $20.00 at the time of closing.

   As set forth in the Combination Agreement, STEAG may terminate the Combination Agreement if the average closing price of Mattson's common stock over a 20-trading-day period measured two business days prior to the proposed closing of the business combination is below $15.78 per share. In addition, STEAG may terminate the Combination Agreement if the 20-trading-day average closing price of Mattson's common stock measured two business days prior to the proposed closing of the business combination is above $15.78 but below $20.00 per share, unless Mattson elects to pay, in the form of a 3-year promissory note, the product obtained by multiplying 11,850,000 by the difference between $20.00 and such 20-trading-day average common stock closing price. The principal amount of any such note will not exceed $50 million. See "The Strategic Business Combination Agreement--Termination" that begins on page 78 of this joint proxy statement-prospectus. On October 4, 2000, the closing sales price of Mattson common stock as reported on Nasdaq was $13.75.

   Because the Transactions are mutually conditioned on each other, in the event the Combination Agreement is terminated, the Merger Agreement will automatically be terminated as well.

RISKS RELATING TO MATTSON'S BUSINESS FOLLOWING CONSUMMATION OF THE TRANSACTIONS

   In addition to the risk factors set forth above with respect to the Transactions, following the consummation of the Transactions, Mattson's combined business will be subject to risk factors including the following:

The combined companies' sales have reflected the cyclicality of the semiconductor industry. Such continued cyclicality following the consummation of the Transactions may cause Mattson's operating results to fluctuate significantly and could cause Mattson to fail to achieve anticipated sales.

   The business of each of Mattson, the STEAG Semiconductor Division, and CFM has depended in significant part upon capital expenditures by manufacturers of semiconductor devices, including manufacturers that are opening new or expanding existing fabrication facilities. Mattson will continue to depend on these factors after the consummation of the Transactions. The level of capital expenditures by these manufacturers of semiconductor devices depends upon the current and anticipated market demand for such devices and the products utilizing such devices. The semiconductor industry is highly cyclical. The industry has in the past, and will likely in the future, experience periods of oversupply that result in significantly reduced demand for capital equipment, including Mattson's systems in each of the post-combination product lines. When these periods occur, Mattson's operating results and financial condition may be adversely affected. Mattson anticipates that a significant portion of new orders will continue to depend upon demand from semiconductor manufacturers and independent foundries that build or expand large fabrication facilities. If existing fabrication facilities are not expanded or new facilities are not built, demand for Mattson's systems may not develop or increase, and Mattson may be unable to generate significant new orders for Mattson's systems. If Mattson is unable to develop new orders for Mattson's systems, Mattson will not achieve anticipated net sales levels. Any future downturns or slowdowns in the semiconductor industry will materially and adversely affect Mattson's net sales and operating results. Following the Transactions, Mattson will be a larger, more geographically diverse company and may be less able to react quickly to the cyclicality of the semiconductor business, particularly in Europe and in other regions with restrictive laws relating to termination of employees.

Most of Mattson's revenue will come from a small number of large sales, and any delay in the timing of individual sales could cause Mattson's operating results to fluctuate from quarter to quarter.

   A delay in a shipment near the end of a quarter may cause net sales in that quarter to fall below Mattson's expectations and the expectations of market analysts or investors. Currently, each of Mattson, the STEAG Semiconductor Division, and CFM derives most of its revenues from the sale of a relatively small number of expensive systems and Mattson will continue to depend on a small number of sales after the consummation of the Transactions. The list prices on these systems range from $500,000 to over $4 million. Following the Transactions, each sale, or failure to make a sale, could have a material effect on Mattson. Mattson's lengthy sales cycle for each of its systems, coupled with customers' competing capital budget considerations, make the timing of customer orders uneven and difficult to predict. In addition, Mattson's backlog at the beginning of a quarter is not expected to include all orders required to achieve Mattson's sales objectives for that quarter. As a result, Mattson's net sales and operating results for a quarter depend on Mattson's shipping orders as scheduled during that quarter as well as obtaining new orders for systems to be shipped in that same quarter. Any delay in scheduled shipments or in shipments from new orders would materially adversely affect Mattson's operating results for that quarter, which could cause Mattson's stock price to decline.

   In the past, Mattson has experienced cancellation of orders, and there can be no assurance that further order cancellations or reductions in order growth or the level of overall orders for semiconductor capital equipment will not have a further material adverse effect upon Mattson's business or results of operations. The need for continued investment in research, development and engineering, marketing, and customer satisfaction activities may limit Mattson's ability to reduce expenses in response to continued or future downturns in the semiconductor industry. Mattson's net sales and results of operations could be materially adversely affected if other downturns or slowdowns in the semiconductor markets occur in the future.

Mattson's quarterly financial results fluctuate significantly and may fall short of anticipated levels, which could cause Mattson's stock price to decline.

   Mattson intends to base its operating expenses on anticipated revenue levels, and a substantial percentage of Mattson's expenses may be fixed in the short term. As a result, any delay in generating or recognizing revenues could cause Mattson's operating results to be below the expectations of market analysts or investors, which could cause the price of Mattson's common stock to decline. Mattson's quarterly revenue and operating results have varied significantly in the past and may vary significantly in the future due to a number of factors, including: market acceptance of Mattson's systems and the products of Mattson's customers; substantial changes in revenues from significant customers; increased manufacturing overhead expenses due to reductions in the number of systems manufactured; timing of announcement and introduction of new systems by Mattson and its competitors; sudden changes in component prices or availability; changes in product mix; delays in orders due to customer financial difficulties; manufacturing inefficiencies caused by uneven or unpredictable order patterns, reducing Mattson's gross margins; and higher fixed costs due to increased levels of research and development or patent litigation costs and expansion of Mattson's worldwide sales and marketing organization. Due to the foregoing factors, Mattson believes that period-to-period comparisons of Mattson's operating results should not be relied upon as an indicator of Mattson's future performance.

   Moreover, in December 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 101--Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101 does not become applicable to Mattson until the fourth quarter of 2000. While Mattson's management believes that its revenue recognition policies conform with the generally accepted accounting principles that have been used consistently in practice in the capital equipment industry, certain issues raised in SAB 101, including installation and acceptance criteria, could be interpreted to cause a change in accounting principles by Mattson and many other companies in the capital equipment industry. Such a change could cause added fluctuations in Mattson's revenues and profits. At this time, the effect of SAB 101 on Mattson's operating results in any future period cannot be fully determined; however, such a change could materially adversely affect Mattson's financial position and results of operations.

Each of Mattson, the STEAG Semiconductor Division, and CFM has incurred net operating losses for the prior two years. After consummation of the Transactions, Mattson may not achieve or maintain profitability on an annual basis, and if it does not, it may not utilize deferred tax assets.

   Mattson incurred net losses of approximately $800,000 for the year ended December 31, 1999 and $22.4 million for the year ended December 31, 1998; the STEAG Semiconductor Division incurred losses of approximately $51.5 million for the year ended December 31, 1999 and $22.3 million for the year ended December 31, 1998; and CFM incurred net losses of approximately $10.5 million for the year ended October 31, 1999 and $11.8 million for the year ended October 31, 1998. Mattson expects to continue to incur significant research and development and selling, general and administrative expenses. Mattson will need to generate significant increases in net sales to achieve and maintain profitability on an annual basis, and it may not be able to do so. In addition, because of these factors, through December 31, 1999, Mattson had not been in a position to utilize its deferred tax assets. Mattson's ability to realize its deferred tax assets in future periods will depend on its ability to achieve and maintain profitability on an annual basis. See "Mattsons Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 147 for a further discussion of Mattson's net operating losses.

Year-to-year changes in Mattson's list of major customers make it difficult to forecast Mattson's revenue and achieve Mattson's sales goals.

   During 1999, one customer, Samsung, accounted for approximately 20% of Mattson's net sales. During 1998, Mattson had no individually significant customers, although sales to Mattson's Japanese distributor,

Marubeni, constituted 16% of Mattson's net sales. For the year ended December 31, 1999, sales to the STEAG Semiconductor Division's top three customers accounted for approximately 24% of net sales; no customer accounted for more than 10% of the STEAG Semiconductor Division's net sales. For the year ended December 31, 1998, sales to one customer accounted for approximately 13% of the STEAG Semiconductor Division's net sales; sales to the STEAG Semiconductor Division's top three customers accounted for approximately 29% of net sales. UMC Microelectronics accounted for approximately 25% and 20% of CFM's net sales during fiscal 1999 and 1998, respectively. During 1999 and 1998, one and four customers, respectively, accounted for more than 10% but less than 15% of CFM's net sales. Although the composition of the group comprising Mattson's largest customers has varied from year to year, Mattson's top ten customers accounted for 63% of Mattson's net sales in 1999 and 56% in 1998. Each of Mattson's, the STEAG Semiconductor Division's, and CFM's systems have represented major capital investments for its customers, thus the customers and potential customers of each of Mattson, the STEAG Semiconductor Division, and CFM purchase or replace the equipment infrequently. Therefore, Mattson's list of major customers changes substantially from year to year, and Mattson cannot predict that a major customer in one year will make significant purchases from it in future years. Accordingly, it is difficult for Mattson to accurately forecast its revenues and operating results from year to year. While Mattson will continue to actively pursue new customers, if Mattson is unable to successfully make significant sales to new customers or sell additional systems to existing customers, it may not achieve anticipated net sales levels and Mattson's business and operating results would suffer.

Mattson's lengthy sales cycle increases its costs and reduces the predictability of its revenue.

   Sales of the systems of Mattson, the STEAG Semiconductor Division, and CFM have depended upon the decision of a prospective customer to increase or replace manufacturing capacity. That decision typically involves a significant capital commitment. Accordingly, the purchase of Mattson's, the STEAG Semiconductor Division's, and CFM's systems typically involves time consuming internal procedures associated with the evaluation, testing, implementation, and introduction of new technologies into their customers' manufacturing facilities. For many potential customers, an evaluation as to whether new semiconductor manufacturing equipment is needed typically occurs infrequently. Following an evaluation by the customer as to whether these systems meet their qualification criteria, each of Mattson, the STEAG Semiconductor Division, and CFM have experienced in the past and expects to continue to experience in the future delays in finalizing system sales while their customers evaluate and receive approval for the purchase of systems and construct new facilities or expand existing facilities. Due to these factors, the systems of Mattson, the STEAG Semiconductor Division, and CFM typically have lengthy sales cycles during which they may have had to expend substantial funds and management effort. The time between Mattson's first contact with a customer regarding a specific potential purchase and the customer's placing its first order typically lasts from nine to twelve months and is often even longer. This lengthy sales cycle is expected to continue after the consummation of the Transactions, thus making it difficult to accurately forecast future sales and potentially causing Mattson's quarterly and annual revenue and operating results to fluctuate significantly from period to period. If anticipated sales from a particular customer are not realized in a particular period due to this lengthy sales cycle, Mattson's operating results may be adversely affected.

Mattson is highly dependent on its international sales, particularly sales in Asian countries, and if it is unable to sustain and increase its international sales, Mattson may not achieve anticipated revenue growth.

   Asia has been a particularly important region for the businesses of Mattson, the STEAG Semiconductor Division, and CFM and is expected to continue to be important for Mattson following the consummation of the Transactions. Sales by Mattson to Taiwan, Japan, and other Asian countries accounted for 59% of Mattson's total net sales in 1999, and 50% in 1998, and all international sales of Mattson accounted for 71% of Mattson's total net sales in 1999 and 67% in 1998. Sales to customers located outside the United States accounted for approximately 33% of CFM's net sales in fiscal 1999 and 46% in fiscal 1998. Sales by the STEAG Semiconductor Division to Taiwan, Japan, Singapore, and Korea together accounted for 41% and 24% of its net sales in 1999 and 1998, respectively. Mattson anticipates that, following the consummation of the Transactions, international sales will continue to account for a significant portion of Mattson's net sales. Because of Mattson's anticipated continuing dependence upon international sales in general and on sales to Taiwan, Japan, and other Asian countries in particular, Mattson is expected to be subject to risk from the effects of regional economic problems. Asian economies have been highly volatile and prone to recession in recent years. Mattson's international sales are expected to continue to be subject to a number of additional risks, including: unexpected changes in law or regulations resulting in more burdensome governmental controls, tariffs, restrictions, embargoes, or export license requirements; exchange rate volatility; political and economic instability, particularly in Asia; difficulties in accounts receivable collections; extended payment terms beyond those customarily used in the United States; difficulties in managing distributors or representatives; difficulties in staffing and managing foreign subsidiary operations; and potentially adverse tax consequences. The sales to date of Mattson and CFM have been denominated in U.S. dollars. The sales to date of the STEAG Semiconductor Division have been denominated in various currencies, primarily U.S. dollars and German marks. If it becomes necessary for Mattson to make sales in the future denominated in foreign currencies, Mattson will become more exposed to the risk of currency fluctuations. With prices set in U.S. dollars, Mattson's products become less price competitive in countries with currencies that are declining in value in comparison to the dollar. This could cause Mattson to lose sales or force Mattson to lower its prices, which would reduce Mattson's gross margins.

Mattson may not achieve anticipated revenue growth if it is not selected as "vendor of choice" for new or expanded fabrication facilities and if its systems and products do not achieve broader market acceptance.

   Because semiconductor manufacturers must make a substantial investment to install and integrate capital equipment into a semiconductor fabrication facility, these manufacturers will tend to choose semiconductor equipment manufacturers based on established relationships, product compatibility, and proven financial performance. Once a semiconductor manufacturer selects a particular vendor's capital equipment, the manufacturer generally relies for a significant period of time upon equipment from this "vendor of choice" for the specific production line application. In addition, the semiconductor manufacturer frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, Mattson may face narrow windows of opportunity to be selected as the "vendor of choice" by substantial new customers. It may be difficult for Mattson to sell to a particular customer for a significant period of time once that customer selects a competitor's product, and Mattson may not be successful in obtaining broader acceptance of Mattson's systems and technology. If Mattson is unable to achieve broader market acceptance of Mattson's systems and technology, Mattson may be unable to grow its business and Mattson's operating results and financial condition will be adversely affected.

Unless Mattson can continue to develop and introduce new systems that compete effectively on the basis of price and performance following completion of the Transactions, it may lose future sales and customers, its business may suffer, and its stock price may decline.

   Because of continual changes in the markets in which Mattson, the STEAG Semiconductor Division, and CFM and their customers compete, Mattson's future success following completion of the Transactions will depend in part upon its ability to continue to improve its systems and technologies. These markets are characterized by rapidly changing technology, evolving industry standards, and continuous improvements in products and services. Due to the continual changes in these markets, Mattson's success will also depend upon its ability to develop new technologies and systems that compete effectively on the basis of price and performance and that adequately address customer requirements. In addition, Mattson must adapt its systems and processes to technological changes and to support emerging target market industry standards. The success of any new systems Mattson introduces is dependent on a number of factors. These factors include timely completion of new system designs and market acceptance. Mattson may not be able to improve its existing systems or develop new technologies or systems in a timely manner. In particular, the transition of the market to 300 millimeter wafers will present Mattson with both an opportunity and a risk. To the extent that Mattson is unable to introduce 300 millimeter systems which meet customer requirements on a timely basis, its business could be harmed. See "Business of Mattson," beginning on page 132 of this joint proxy statement-prospectus.

   The success of new system introductions is dependent on a number of factors, including timely completion of new system designs, system performance, and market acceptance, and may be adversely affected by manufacturing inefficiencies associated with the start up of such new introductions and the challenge of producing systems in volume which meet customer requirements. Because it is generally not possible to predict the time required and costs involved in reaching certain research, development and engineering objectives, actual development costs could exceed budgeted amounts and estimated product development schedules may require extension. Any delays or additional development costs could have a material adverse effect on Mattson's business and results of operations. There can be no assurance that Mattson will successfully develop and introduce new products or enhancements to its existing products on a timely basis or in a manner which satisfies potential customers or achieves widespread market acceptance.

   Because of the complexity of Mattson's, the STEAG Semiconductor Division's, and CFM's systems, significant delays can occur between the introduction of systems or system enhancements and the commencement of commercial shipments. From time to time, Mattson, the STEAG Semiconductor Division, and CFM have experienced delays in the introduction of, and certain technical and manufacturing difficulties with, certain systems and enhancements, and may experience such delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. Mattson's inability to overcome such difficulties, to meet the technical specifications of any new systems or enhancements, or to manufacture and ship these systems or enhancements in volume and in a timely manner following consummation of the Transactions, would materially adversely affect its business and results of operations, as well as its customer relationships. In addition, Mattson from time to time may incur unanticipated costs to ensure the functionality and reliability of Mattson's products early in their life cycles, which costs can be substantial. If, following consummation of the Transactions, new products or enhancements experience reliability or quality problems, Mattson could encounter a number of difficulties, including reduced orders, higher manufacturing costs, delays in collection of accounts receivable, and additional service and warranty expenses, all of which could materially adversely affect Mattson's business and results of operations.

Mattson may not be able to continue to successfully compete in the highly competitive semiconductor industry.

   The semiconductor equipment industry is both highly competitive and subject to rapid technological change. Significant competitive factors include the following: system performance; cost of ownership; size of installed base; breadth of product line; and customer support. The following characteristics of Mattson's major competitors' systems give them a competitive advantage over
Mattson: broader product lines; longer operating history; greater experience with high volume manufacturing; broader name recognition; substantially larger customer bases; and substantially greater financial, technical, and marketing resources. In addition, to expand its sales Mattson must often replace the systems of its competitors or sell new systems to customers of its competitors. Mattson's competitors may develop new or enhanced competitive products that will offer price or performance features that are superior to Mattson's systems. Mattson's competitors may also be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, and sale of their product lines. Mattson may not be able to maintain or expand its sales if competition increases and Mattson is unable to respond effectively.

Mattson depends upon a limited number of suppliers for many components and subassemblies, and supply shortages or the loss of these suppliers could result in increased cost or delays in manufacture and sale of its products.

   After the consummation of the Transactions, Mattson may rely to a substantial extent on outside vendors to manufacture many of the components and subassemblies of its systems. Mattson may obtain many of these components and subassemblies from a sole source or a limited group of suppliers. Because of its anticipated reliance on outside vendors generally, and on a sole or a limited group of suppliers in particular, Mattson may be unable to obtain an adequate supply of required components. In addition, Mattson may have reduced control over pricing and timely delivery of components. Mattson often quotes prices to its customers and accepts customer orders for its products prior to purchasing components and subassemblies from its suppliers. If Mattson's suppliers increase the cost of components or subassemblies, Mattson may not have alternative sources of supply and may not be able to raise the cost of the system being evaluated by its customers to cover all or part of the increased cost of components. The manufacture of some of these components and subassemblies is an extremely complex process and requires long lead times. As a result, Mattson, the STEAG Semiconductor Division, and CFM have in the past and Mattson may in the future experience delays or shortages. If Mattson is unable to obtain adequate and timely deliveries of Mattson's required components or subassemblies, it may have to seek alternative sources of supply or manufacture such components internally. This could delay Mattson's ability to manufacture or timely ship its systems, causing it to lose sales, incur additional costs, delay new product introductions, and harm its reputation.

To effectively manage its growth and greatly expanded operations following the completion of the Transactions, Mattson will need to improve existing and implement new systems, procedures, and controls.

   After the consummation of the Transactions, Mattson will experience a period of rapid growth and expansion, including operations in new geographic locations, that may place a significant strain on its management information systems and its administrative, financial, and operational resources. Mattson is currently undertaking a significant expansion of its operations to support increased sales levels of its strip, CVD, and RTP products as a result of the recent economic improvement in the semiconductor industry, including the expansion of Mattson's international operations and a transition to direct sales operations in Japan. Mattson is making additional significant investments in research and development to support product development, and intends to continue to do so following completion of the Transactions. This expansion will continue to result in substantial demands on Mattson's management resources. To accommodate continued anticipated growth and expansion following completion of the Transactions, Mattson will be required to: improve existing, and implement new, operational and financial systems, procedures, and controls; hire, train, manage, retain, and motivate qualified personnel; and obtain additional facilities and suppliers. These measures may place additional burdens on Mattson's management and internal resources.

If Mattson does not have sufficient CVD evaluation systems available to its customers, it may miss sales opportunities.

   Mattson has experienced increased interest in evaluation of its CVD products. In the past, during periods of high growth, Mattson has been constrained by a lack of available CVD evaluation units for timely delivery to prospective customers. If Mattson is not able to make a sufficient number of evaluation systems available when requested, potential customers may not be able to evaluate Mattson's products before making equipment purchase decisions and Mattson may miss opportunities to make sales, causing Mattson's growth to be adversely affected.

Mattson is highly dependent on its key personnel to manage its business and their knowledge of Mattson's business, management skills, and technical expertise would be difficult to replace.

   Mattson's success after completion of the Transactions will depend to a large extent upon the efforts and abilities of Brad Mattson, Mattson's current chairman and chief executive officer, current Mattson management and technical staff, as well as key managerial and technical employees of the STEAG Semiconductor Division and CFM who will join Mattson in connection with the Transactions, any of whom would be difficult to replace. The loss of Mr. Mattson or other key employees could limit or delay Mattson's ability to develop new products and adapt existing products to Mattson's customers' evolving requirements and result in lost sales and diversion of management resources. Other than Roger Carolin, following consummation of the merger, none of Mattson's executive officers are bound by a written employment agreement and Mattson's relationships with its officers are at will.

Because of competition for additional qualified personnel, Mattson may not be able to recruit or retain necessary personnel, which could impede development or sales of its products.

   Mattson's growth after completion of the Transactions will depend on its ability to attract and retain qualified, experienced employees. There is substantial competition for experienced engineering, technical, financial, sales, and marketing personnel in Mattson's industry. In particular, Mattson must attract and retain highly skilled design and process engineers. Competition for such personnel is intense in every Mattson location, but particularly in the San Francisco Bay Area where Mattson's headquarters is located. If Mattson is unable to retain existing key personnel, including key personnel of the STEAG Semiconductor Division and CFM, or attract and retain additional qualified personnel, Mattson may from time to time experience inadequate levels of staffing to develop and market its products and perform services for its customers. As a result, Mattson's growth could be limited due to its lack of capacity to develop and market its products to its customers, or Mattson could fail to meet its delivery commitments or experience deterioration in service levels or decreased customer satisfaction.

If Mattson is unable to protect its intellectual property, it may lose a valuable asset and experience reduced market share. In the effort to protect its proprietary technology, Mattson may fail to prevail in existing litigation or experience additional costly litigation, including pending litigation involving CFM.

   Mattson will rely on a combination of patents, copyrights, trademark and trade secret laws, non-disclosure agreements, and other intellectual property protection methods to protect its proprietary technology. Despite Mattson's efforts to protect its intellectual property, Mattson's competitors may be able to legitimately ascertain the non-patented proprietary technology embedded in Mattson's systems. If this occurs, Mattson may not be able to prevent the use of such technology. Mattson's means of protecting its proprietary rights may not be adequate and its patents may not be sufficiently broad to protect its technology. In addition, any other patents owned by Mattson could be challenged, invalidated, or circumvented and any rights granted under any patent may not provide adequate protection to Mattson. Furthermore, Mattson may not have sufficient resources to protect its rights. Mattson's competitors may independently develop similar technology, duplicate Mattson's products, or design around patents that may be issued to Mattson. In addition, the laws of some foreign countries may not protect Mattson's proprietary rights to as great an extent as do the laws of the United States and it may be more difficult to monitor the use of Mattson's products in such foreign countries. As a result of these threats to Mattson's proprietary technology, Mattson may have to resort to additional costly litigation to enforce its intellectual property rights.

   CFM is currently litigating three ongoing cases involving CFM's intellectual property. See "Business of CFM--Litigation," beginning on page 182 of this joint proxy statement-prospectus. If these litigation matters are still ongoing at the time of closing of the merger, Mattson will succeed to such litigation. As a result of such litigation, Mattson may incur significant and ongoing legal costs. There can be no assurance as to the outcome of such litigation. Defenses or counterclaims in these proceedings could result in the nullification of any or all of the subject CFM patents.

Mattson might face intellectual property infringement claims that may be costly to resolve and could divert management attention, including the potential for patent infringement litigation as a result of Mattson's increased market strength in RTP and entry into the wet processing market.

   Mattson may from time to time be subject to claims of infringement of other parties' proprietary rights. Certain STEAG Semiconductor Subsidiaries have in the past been sued by competitors alleging infringement of such competitors' patents. See "Business of the STEAG Semiconductor Division--General-- Litigation," beginning on page 162 of this joint proxy statement-prospectus. Although all of such lawsuits have been settled or terminated, the risk of further intellectual property litigation for Mattson may be increased following the completion of the Transactions. Mattson's involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets, even if the claims are without merit, could be very expensive to defend and could divert the attention of Mattson's management.

Adverse determinations in any litigation could subject Mattson to significant liabilities to third parties, require Mattson to seek costly licenses from third parties, and prevent Mattson from manufacturing and selling Mattson's products. Any of these situations could have a material adverse effect on Mattson's business and operating results in one or more countries.

Mattson's failure to comply with environmental regulations could result in substantial liability.

   Following the consummation of the Transactions, Mattson will continue to be subject to a variety of federal, state, local, and foreign laws, rules, and regulations relating to environmental protection. These laws, rules, and regulations govern the use, storage, discharge, and disposal of hazardous chemicals during manufacturing, research and development and sales demonstrations. If Mattson fails to comply with present or future regulations, Mattson could be subject to substantial liability for clean up efforts, personal injury, and fines or suspension or cessation of Mattson's operations and, after the Transactions, Mattson may be exposed to liability if there are past or future violations by CFM or the STEAG Semiconductor Subsidiaries. Restrictions on Mattson's ability to expand or continue to operate its, CFM's or the STEAG Semiconductor Division's present locations could be imposed upon Mattson or Mattson could be required to acquire costly remediation equipment or incur other significant expenses.

The price of Mattson's common stock has fluctuated in the past and may continue to fluctuate significantly in the future, which may lead to losses by investors or to securities litigation.

   The market price of Mattson's common stock has been highly volatile in the past, and Mattson's stock price may decline in the future. Mattson believes that a number of factors could cause the price of its common stock to fluctuate, perhaps substantially, including: general conditions in the semiconductor industry or in the worldwide economy; announcements of developments related to Mattson's business; fluctuations in Mattson's operating results and order levels; announcements of technological innovations by Mattson or by its competitors; new products or product enhancements by Mattson or by its competitors; developments in patent litigation or other intellectual property rights; or developments in Mattson's relationships with its customers, distributors, and suppliers. In addition, in recent years the stock market in general, and the market for shares of high technology stocks in particular, have experienced extreme price fluctuations. These fluctuations have frequently been unrelated to the operating performance of the affected companies. Such fluctuations could adversely affect the market price of Mattson's common stock. In the past, securities class action litigation has often been instituted against a company following periods of volatility in its stock price. This type of litigation, if filed against Mattson, could result in substantial costs and divert Mattson's management's attention and resources.

Any future business acquisitions may disrupt Mattson's business, dilute stockholder value, or distract management attention.

   As part of Mattson's ongoing business strategy, Mattson may consider additional acquisitions of, or significant investments in, businesses that offer products, services, and technologies complementary to its own. Such acquisitions could materially adversely affect Mattson's operating results and/or the price of Mattson's common stock. Acquisitions also entail numerous risks, including: difficulty of assimilating the operations, products, and personnel of the acquired businesses; potential disruption of Mattson's ongoing business; unanticipated costs associated with the acquisition; inability of management to manage the financial and strategic position of acquired or developed products, services, and technologies; inability to maintain uniform standards, controls, policies, and procedures; and impairment of relationships with employees and customers which may occur as a result of integration of the acquired business. To the extent that shares of Mattson's stock or other rights to purchase stock are issued in connection with any future acquisitions, dilution to Mattson's existing stockholders will result and Mattson's earnings per share may suffer. Any future acquisitions may not generate additional revenue or provide any benefit to Mattson's business, and Mattson may not achieve a satisfactory return on its investment in any acquired businesses.

               MATTSON SELECTED HISTORICAL FINANCIAL INFORMATION

   The following table presents selected historical financial information for Mattson for each of the fiscal years ended December 31, 1995 through 1999 and for the unaudited six months ended June 27, 1999 and June 25, 2000. The information for the fiscal year ended December 31, 1999 has been derived from Mattson's consolidated financial statements, which have been audited by Arthur Andersen, independent public accountants. The information for each of the fiscal years ended December 31, 1995 through 1998 has been derived from Mattson's consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, independent public accountants, through 1998. For additional information regarding plans and objectives of management for future operations and financial condition and results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Mattson's annual report on Form 10-K for the fiscal year ended December 31, 1999 and its quarterly reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000, incorporated by reference in this joint proxy statement-prospectus. The information set forth below has been derived from, and is qualified by reference to, and should be read in conjunction with, the consolidated financial statements and related notes included in Mattson's annual report on Form 10-K for the fiscal year ended December 31, 1999 and its quarterly reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000 incorporated by reference in this joint proxy statement-prospectus. Historical results are not necessarily indicative of results to be expected in any future period.

                                                                          Six Months
                                                                           Ended(1)
                                  Year Ended December 31,(1)              (unaudited)
                          -------------------------------------------  ------------------
                                                                       June 27,  June 25,
                            1995    1996    1997     1998      1999      1999      2000
                          -------- ------- ------- --------  --------  --------  --------
                            (in thousands, except per share data)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Net sales...............  $ 55,342 $73,260 $76,730 $ 59,186  $103,458  $38,448   $92,711
Cost of sales...........    24,958  33,231  37,130   37,595    53,472   19,824    46,170
                          -------- ------- ------- --------  --------  -------   -------
Gross profit............    30,384  40,029  39,600   21,591    49,986   18,624    46,541
                          -------- ------- ------- --------  --------  -------   -------
Operating expenses:
 Research, development
  and engineering.......     6,330  11,507  14,709   16,670    19,547    8,423    13,165
 Selling, general and
  administrative........    11,416  20,900  24,495   24,542    31,784   13,137    23,630
 Acquired in-process
  research and
  development...........        --      --      --    4,220        --       --
                          -------- ------- ------- --------  --------  -------   -------
   Total operating
    expenses............    17,746  32,407  39,204   45,432    51,331   21,560    36,795
                          -------- ------- ------- --------  --------  -------   -------
Income (loss) from
 operations.............    12,638   7,622     396  (23,841)   (1,345)  (2,936)    9,746
Interest and other
 income, net............     1,906   2,027   1,486    1,811       743      426     1,909
                          -------- ------- ------- --------  --------  -------   -------
Income (loss) before
 provision for income
 taxes..................    14,544   9,649   1,882  (22,030)     (602)  (2,510)   11,655
Provision for income
 taxes..................     4,052   3,184     451      337       247      117     1,165
                          -------- ------- ------- --------  --------  -------   -------
Net income (loss).......  $ 10,492 $ 6,465 $ 1,431 $(22,367) $   (849) $(2,627)  $10,490
                          ======== ======= ======= ========  ========  =======   =======
Net income (loss) per
 share:
 Basic..................  $   0.80 $  0.46 $  0.10 $  (1.52) $  (0.05) $ (0.17)  $  0.57
 Diluted................  $   0.71 $  0.42 $  0.09 $  (1.52) $  (0.05) $ (0.17)  $  0.51
Shares used in computing
 net income loss per
 share:
 Basic..................    13,109  13,997  14,117   14,720    15,730   15,512    18,370
 Diluted................    14,854  15,275  15,311   14,720    15,730   15,512    20,422

--------
(1) Mattson paid no cash dividends during the five-year period and six months interim periods.

                                   As of December 31,            As of June 25,
                         ---------------------------------------      2000
                          1995    1996    1997    1998    1999    (unaudited)
                         ------- ------- ------- ------- ------- --------------
                                     (in thousands)
CONSOLIDATED BALANCE
 SHEET DATA:
Cash and cash
 equivalents............ $14,310 $21,547 $25,583 $11,863 $16,965    $125,493
Working capital.........  56,425  56,780  56,996  31,034  37,009     174,064
Total assets............  74,089  84,489  84,443  68,120  81,148     221,208
Total stockholders'
 equity.................  61,076  69,115  68,184  49,880  52,019     189,435

     STEAG SEMICONDUCTOR DIVISION SELECTED HISTORICAL FINANCIAL INFORMATION

   The following table presents selected historical financial data for the STEAG Semiconductor Division for each of the years ended December 31, 1995 through 1999 and for the six month periods ended June 30, 1999 and 2000. The information with respect to the years ended December 31, 1998 and 1999 has been derived from the Combined Financial Statements of the STEAG Semiconductor Division, which have been audited by Arthur Andersen, LLP, independent public accountants, and which appear elsewhere in this joint proxy statement-prospectus. The information with respect to the years ended December 31, 1995, 1996, and 1997 has been derived from the unaudited financial statements of the STEAG Semiconductor Subsidiaries incorporated or organized in the U.S. or Germany and does not include the financial results of the STEAG Semiconductor Division's foreign sales and service subsidiaries during such periods. In addition, the information with regard to such earlier years was prepared in accordance with German generally accepted accounting principles and, accordingly, is not directly comparable to the other financial information for the STEAG Semiconductor Division presented elsewhere in this joint proxy statement-prospectus, all of which was prepared in accordance with U.S. generally accepted accounting principles. The information with respect to the six months ended June 30, 1999 and 2000 has been derived from the unaudited Combined Financial Statements of the STEAG Semiconductor Division for such periods, which appear elsewhere in this joint proxy statement-prospectus. Historical results are not necessarily indicative of results to be expected in any future period.

                                                                                  Six Months Ended
                                         Year Ended December 31,                      June 30,
                                             (in thousands)                        (in thousands)
                          ------------------------------------------------------  ------------------
                             1995        1996        1997       1998      1999      1999      2000
                          ----------- ----------- ----------- --------  --------  --------  --------
                          (unaudited) (unaudited) (unaudited)                        (unaudited)
Net sales ..............    $95,072    $151,012    $174,292   $108,865  $146,847  $ 56,000  $115,271
Income (loss) from
 continuing operations..      1,368      12,166     (10,938)   (22,751)  (51,462)  (34,656)  (10,850)

                                           As of December 31,                      As of June 30,
                                             (in thousands)                        (in thousands)
                          ------------------------------------------------------  ------------------
                             1995        1996        1997       1998      1999      1999      2000
                          ----------- ----------- ----------- --------  --------  --------  --------
                          (unaudited) (unaudited) (unaudited)                        (unaudited)
Total assets............     88,554     131,842     130,065    144,806   198,105   189,814   260,719
Long-term obligations
 (including long-term
 debt, capital leases,
 and redeemable
 preferred stock).......      7,957      12,652      10,895      9,685    19,424    24,107     1,034

                 CFM SELECTED HISTORICAL FINANCIAL INFORMATION

   The following table presents selected historical consolidated financial information for CFM for each of the fiscal years ended October 31, 1995 through 1999 and for the unaudited nine months ended July 31, 1999 and 2000. The consolidated statement of operations data for the fiscal years ended October 31, 1997, 1998 and 1999 and the consolidated balance sheet data as of October 31, 1998 and 1999 have been derived from the CFM consolidated financial statements which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere herein. The consolidated statement of operations data for the fiscal years ended October 31, 1995 and 1996 and the consolidated balance sheet data as of October 31, 1995, 1996 and 1997 have been derived from the CFM consolidated financial statements which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports not included herein. The consolidated statement of operations data for the nine months ended July 31, 1999 and 2000 and the consolidated balance sheet data as of July 31, 2000 have been derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting only of normal adjustments, that CFM considers necessary for a fair presentation of the financial position and results of operations for such periods. For additional information regarding plans and objectives of management for future operations and financial condition and results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in CFM's annual report on Form 10-K for the fiscal year ended October 31, 1999 and its quarterly reports on Form 10-Q for the quarters ended January 31, 2000, April 30, 2000, and July 31, 2000 incorporated by reference in this joint proxy statement-prospectus. The information set forth below has been derived from and is qualified by reference to and should be read in conjunction with the consolidated financial statements and related notes included in CFM's annual report on Form 10-K for the fiscal year ended October 31, 1999 and its quarterly reports on Form 10-Q for the quarters ended January 31, 2000, April 30, 2000, and July 31, 2000 incorporated by reference in this joint proxy statement-prospectus. Historical results are not necessarily indicative of results to be expected in any future period.

                                                                        Nine Months Ended
                                   Year Ended October 31,               ------------------
                          --------------------------------------------  July 31,  July 31,
                           1995     1996     1997     1998      1999      1999      2000
                          -------  -------  ------- --------  --------  --------  --------
                            (in thousands, except per share data)          (unaudited)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Net sales...............  $23,430  $44,013  $75,772 $ 33,155  $ 31,563  $22,396   $ 37,678
Cost of sales...........   13,463   23,317   40,072   24,426    20,997   15,169     23,923
                          -------  -------  ------- --------  --------  -------   --------
Gross Profit............    9,967   20,696   35,700    8,729    10,566    7,227     13,755
                          -------  -------  ------- --------  --------  -------   --------
Operating expenses:
 Research, development
  and engineering.......    1,717    4,375    9,334   11,496    10,040    7,674      7,181
 Selling, general and
  administrative........    5,972   11,679   19,360   17,568    17,812   12,738     18,169
                          -------  -------  ------- --------  --------  -------   --------
   Total operating
    expenses............    7,689   16,054   28,694   29,064    27,852   20,412     25,350
                          -------  -------  ------- --------  --------  -------   --------
Income (loss) from
 operations.............    2,278    4,642    7,006  (20,335)  (17,286) (13,185)   (11,595)
Interest income, net....     (173)    (157)   1,882    1,806     1,409    1,106        565
                          -------  -------  ------- --------  --------  -------   --------
Income (loss) before
 provision for income
 taxes..................    2,105    4,485    8,888  (18,529)  (15,877) (12,079)   (11,030)
Income tax provision
 (benefit)..............      703    1,525    2,666   (6,746)   (5,398)  (4,107)    11,397
                          -------  -------  ------- --------  --------  -------   --------
Net income (loss).......  $ 1,402  $ 2,960  $ 6,222 $(11,783) $(10,479) $(7,972)  $(22,427)
                          =======  =======  ======= ========  ========  =======   ========
Net income (loss) per
 share:
 Basic..................  $  0.37   $ 0.64  $  0.85 $  (1.49) $  (1.34) $ (1.01)  $  (2.85)
 Diluted................  $  0.35  $  0.61  $  0.80 $  (1.49) $  (1.34) $ (1.01)  $  (2.85)
Shares used in computing
 net income (loss) per
 share:
 Basic..................    3,802    4,624    7,318    7,908     7,849    7,859      7,865
 Diluted................    3,994    4,831    7,764    7,908     7,849    7,859      7,865

                                      As of October 31,               As of
                            --------------------------------------  July 31,
                             1995   1996    1997    1998    1999      2000
                            ------ ------- ------- ------- ------- -----------
                                        (in thousands)             (unaudited)
CONSOLIDATED BALANCE SHEET
 DATA:
Cash, cash equivalents and
 short-term investments.... $  408 $12,254 $46,181 $41,394 $24,216   $13,814
Working capital............  8,136  27,525  81,796  64,266  45,070    32,279
Total assets............... 18,454  44,251 109,496  89,813  82,086    58,326
Long-term debt, less
 current portion...........  3,005   2,525   2,571   2,186   1,628     1,252
Total shareholders'
 equity....................  9,775  32,711  89,868  77,782  66,693    44,708

               PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

Overview

   As of June 27, 2000, Mattson reached a definitive agreement to acquire from STEAG the STEAG Semiconductor Division and entered into a merger agreement to acquire CFM. Both Transactions are to be accounted for using the purchase method of accounting. Mattson will issue 11,850,000 shares of Mattson common stock for the purchase of the STEAG Semiconductor Division. Mattson will issue
0.5223 shares of Mattson common stock for each issued and outstanding share of CFM common stock on the closing date and assume all outstanding CFM stock options based on the same exchange ratio. Mattson also anticipates incurring approximately $4.7 million in acquisition expenses, including financial advisory and legal fees and other direct transaction costs, which will also be included as a component of the purchase price. The allocation of the aggregate purchase price of approximately $423.7 million for the STEAG Semiconductor Division and $154.6 million for CFM will be finalized following receipt of the closing balance sheet and a final independent appraisal of certain tangible and intangible assets of both companies. It is expected that a portion of the purchase price will be allocated to in-process research and development, which will be expensed at the time of acquisition as a one time charge. The allocation to in-process research and development, which will be made by independent appraisal, is not included in the accompanying unaudited pro forma combined condensed balance sheet or statements of operations.

   The accompanying unaudited pro forma combined condensed balance sheet gives effect to Mattson's business combination with the STEAG Semiconductor Division, and its merger with CFM as if the Transactions occurred on June 25, 2000. The unaudited pro forma combined condensed balance sheet combines the unaudited consolidated balance sheet of Mattson as of June 25, 2000, the unaudited combined balance sheet of the STEAG Semiconductor Division as of June 30, 2000, and the unaudited consolidated balance sheet of CFM as of July 31, 2000.

   The accompanying unaudited pro forma combined condensed statements of operations present the results of operations of Mattson for the year ended December 31, 1999 and the six-month period ended June 25, 2000, combined with the combined statements of operations of the STEAG Semiconductor Division for the year ended December 31, 1999 and the six-month period ended June 30, 2000 (unaudited), and statements of operations of CFM for the year ended October 31, 1999 and the six-month period ended July 31, 2000 (unaudited). The unaudited pro forma combined condensed statements of operations give effect to the Transactions as if they had occurred as of January 1, 1999.

   The unaudited pro forma combined condensed balance sheet and statements of operations are not necessarily indicative of the financial position and operating results that would have been achieved had the Transactions been in effect as of the dates indicated and should not be construed as being a representation of financial position or future operating results of the combined companies.

   The unaudited pro forma combined condensed financial information should be read in conjunction with the consolidated financial statements and related notes of Mattson and CFM and the combined financial statements and related notes of the STEAG Semiconductor Division, which are included and/or incorporated in this joint proxy statement-prospectus by reference.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 (in thousands)

                                   Historical            Pro forma adjustments
                         ------------------------------- -----------------------
                                       STEAG
                                   Semiconductor
                          Mattson    Division      CFM
                         --------- ------------- -------
                                                  As of
                           As of                  July       STEAG                    Pro
                         June 25,   As of June     31,   Semiconductor               forma
                           2000      30, 2000     2000   Division (A)   CFM (C)     combined
                         --------- ------------- ------- -------------  --------    --------
         ASSETS
         ------

Current assets:
  Cash and cash
   equivalents.......... $ 125,493   $ 23,992    $10,149   $     --     $     --    $159,634
  Short-term
   investments..........        --         --      3,665         --           --       3,665
  Receivables, net of
   allowances...........    41,432     77,434     14,940         --           --     133,806
  Inventories...........    36,516     66,510     15,210         --           --     118,236
  Prepaid expenses and
   other current
   assets...............     2,396     10,385        681         --          184(C)   13,646
                         ---------   --------    -------   --------     --------    --------
    Total current
     assets.............   205,837    178,321     44,645         --          184     428,987
Property and equipment,
 net....................    11,450     29,859     13,367         --           --      54,676
  Goodwill & Other
   intangible assets....     3,674     51,538         --   (51,538)      109,942(D)  399,609
                                                            285,993(B)
  Other long term
   assets...............       247      1,001        314         --           --       1,562
                         ---------   --------    -------   --------     --------    --------
    Total Assets........ $ 221,208   $260,719    $58,326   $234,455     $110,126    $884,834
                         =========   ========    =======   ========     ========    ========

    LIABILITIES AND
  STOCKHOLDERS' EQUITY
  --------------------
Current liabilities:
  Accounts payable...... $  10,193   $ 22,642    $ 2,845   $     --     $     --    $ 35,680
  Accrued liabilities...    21,580     33,788      8,976      3,304(E)     1,416(E)   69,064
  Current portion of
   long-term debt.......        --      7,481        545         --           --       8,026
  Deferred revenue......        --      6,464         --         --           --       6,464
                         ---------   --------    -------   --------     --------    --------
    Total current
     liabilities........    31,773     70,375     12,366      3,304        1,416     119,234
  Total long term
   liabilities..........        --      1,034      1,252         --           --       2,286
                         ---------   --------    -------   --------     --------    --------
    Total liabilities...    31,773     71,409     13,618      3,304        1,416     121,520
                         ---------   --------    -------   --------     --------    --------
Total stockholders'
 equity.................   189,435    189,310     44,708    231,151      108,710     763,314
                         ---------   --------    -------   --------     --------    --------
                         $ 221,208   $260,719    $58,326   $234,455     $110,126    $884,834
                         =========   ========    =======   ========     ========    ========


   See accompanying notes to unaudited pro forma combined condensed financial information on page 33 of this joint proxy statement-prospectus.

                     UNAUDITED PRO FORMA COMBINED CONDENSED
                            STATEMENT OF OPERATIONS
                     (in thousands, except per share data)

                                    Historical
                                 Six Months Ended
                          ------------------------------
                                      STEAG
                                  Semiconductor
                          Mattson   Division      CFM
                          ------- ------------- --------  Pro forma Adjustments
                                                          ------------------------
                           June                               STEAG
                            25,     June 30,    July 31,  Semiconductor                Combined
                           2000       2000        2000      Division        CFM        Pro forma
                          ------- ------------- --------  -------------   --------     ---------
Net sales...............  $92,711   $115,271    $ 24,972    $     --      $     --     $232,954
Cost of sales...........   46,170     58,308      16,143          --            --      120,621
                          -------   --------    --------    --------      --------     --------
Gross profit............   46,541     56,963       8,829          --            --      112,333
Operating expenses:
  Research, development
   & engineering........   13,165     20,629       4,684          --            --       38,478
  Selling, general &
   administrative.......   23,280     34,372      12,000          --            --       69,652
  Amortization of
   goodwill and
   intangibles..........      350      8,210          --      28,599 (F)    10,994 (F)   48,153
                          -------   --------    --------    --------      --------     --------
    Total operating
     expenses...........   36,795     63,211      16,684      28,599        10,994      156,283
                          -------   --------    --------    --------      --------     --------
Income (loss) from
 operations.............    9,746     (6,248)     (7,855)    (28,599)      (10,994)     (43,950)
Interest and other
 income (expense), net..    1,909     (1,400)        299          --            --          808
                          -------   --------    --------    --------      --------     --------
Income (loss) before
 income taxes...........   11,655     (7,648)     (7,556)    (28,599)      (10,994)     (43,142)
Provision for income
 taxes..................    1,165      3,202      12,578          --            --       16,945
                          -------   --------    --------    --------      --------     --------
Net income (loss).......  $10,490   $(10,850)   $(20,134)   $(28,599)     $(10,994)    $(60,087)
                          =======   ========    ========    ========      ========     ========
Net income (loss) per
 share:
  Basic.................  $  0.57         --    $  (2.56)                              $  (1.75)
                          =======   ========    ========                               ========
  Diluted...............  $  0.51         --    $  (2.56)                              $  (1.75)
                          =======   ========    ========                               ========
Weighted average shares
 outstanding:
  Basic.................   18,370         --       7,865      11,850         4,100       34,320
                          =======   ========    ========    ========      ========     ========
  Diluted...............   20,422         --       7,865      11,850         4,100       34,320
                          =======   ========    ========    ========      ========     ========

   See accompanying notes to unaudited pro forma combined condensed financial information on page 33 of this joint proxy statement-prospectus.

                     UNAUDITED PRO FORMA COMBINED CONDENSED
                            STATEMENT OF OPERATIONS
                     (in thousands, except per share data)

                                        Historical
                                        Year Ended
                          --------------------------------------
                                           STEAG
                                       Semiconductor
                            Mattson      Division        CFM
                          ------------ ------------- -----------  Proforma Adjustments
                                                                 -----------------------
                                                                     STEAG
                          December 31, December 31,  October 31, Semiconductor              Combined
                              1999         1999         1999       Division       CFM       Pro forma
                          ------------ ------------- ----------- -------------  --------    ---------
Net sales...............    $103,458     $146,847     $ 31,563     $     --     $     --    $ 281,868
Cost of sales ..........      53,472      109,352       20,997           --           --      183,821
                            --------     --------     --------     --------     --------    ---------
Gross profit ...........      49,986       37,495       10,566           --           --       98,047
Operating expenses:
  Research, development
   & engineering .......      19,547       30,642       10,040           --           --       60,229
  Selling, general &
   administrative ......      31,084       46,470       17,812           --           --       95,366
  Amortization of
   goodwill and
   intangibles..........         700       13,279           --       57,198(F)    21,988(F)    93,165
                            --------     --------     --------     --------     --------    ---------
    Total operating
     expenses ..........      51,331       90,391       27,852       57,198       21,988      248,760
                            --------     --------     --------     --------     --------    ---------
Loss from operations ...      (1,345)     (52,896)     (17,286)     (57,198)     (21,988)    (150,713)
Interest and other
 income (expense), net
 .......................         743       (4,376)       1,409           --           --       (2,224)
                            --------     --------     --------     --------     --------    ---------
Loss before income taxes
 .......................        (602)     (57,272)     (15,877)     (57,198)     (21,988)    (152,937)
Provision for (benefit
 from) income taxes ....         247       (5,810)      (5,398)          --           --      (10,961)
                            --------     --------     --------     --------     --------    ---------
Net loss................    $   (849)    $(51,462)    $(10,479)    $(57,198)    $(21,988)   $(141,976)
                            ========     ========     ========     ========     ========    =========
Net loss per share:
  Basic ................    $  (0.05)    $    --      $  (1.34)                             $   (4.48)
                            ========     ========     ========                              =========
  Diluted                   $  (0.05)    $    --      $  (1.34)                             $   (4.48)
                            ========     ========     ========                              =========
Weighted average shares
 outstanding:
  Basic.................      15,730          --         7,849       11,850        4,100       31,680
                            ========     ========     ========     ========     ========    =========
  Diluted...............      15,730          --         7,849       11,850        4,100       31,680
                            ========     ========     ========     ========     ========    =========


   See accompanying notes to unaudited pro forma combined condensed financial information on page 33 of this joint proxy statement-prospectus.

                     NOTES TO UNAUDITED COMBINED CONDENSED
                        PRO FORMA FINANCIAL INFORMATION

   (A) For purposes of these unaudited pro forma financial statements, the purchase price of the STEAG Semiconductor Division acquisition was calculated based on the average closing market price of Mattson common stock from June 23, 2000 through July 1, 2000. The total purchase price includes consideration of 11,850,000 shares of Mattson common stock and estimated direct acquisition related costs of the STEAG Semiconductor Division purchase.

   The total purchase price of the STEAG Semiconductor Division acquisition is calculated as follows (in thousands):

   Value of Mattson common shares issued (11,850,000 shares at
    $35.48 per share)............................................... $420,461
   Estimated direct acquisition related costs.......................    3,304
                                                                     --------
   Total purchase price............................................. $423,765
                                                                     ========

   (B) The preliminary calculation of the excess cost over fair value of the net assets acquired (goodwill) for the STEAG Semiconductor Division is as follows (in thousands):

   Total purchase price of the STEAG Semiconductor Division:           $423,765
   Estimated fair value of net assets acquired:
     historical net book value at June 30, 2000 (excluding historical goodwill of $51,538)...........................................  (137,772)
                                                                       --------
   Estimated goodwill................................................  $285,993
                                                                       ========

   (C) For purposes of these unaudited pro forma financial statements, the purchase price of the CFM acquisition was calculated based on the average closing market price of Mattson common stock from June 23, 2000 through July 1, 2000. The total purchase price includes consideration of 0.5223 shares of Mattson common stock for each share of CFM common stock outstanding, fair value associated with the assumption of CFM stock options using the same exchange ratio, and estimated direct acquisition related costs of the CFM purchase, less the intrinsic value of assumed unvested CFM stock options, which will be accounted for as prepaid compensation.

   The total purchase price of the CFM acquisition is calculated as follows (in thousands):

   Value of Mattson common shares issued (4,100,000 shares at
    $35.48 per share).............................................. $145,924
   Fair value associated with assumption of vested CFM stock
    options........................................................    6,547
   Fair value associated with assumption of unvested CFM stock
    options........................................................      947
   Less: intrinsic value of assumed unvested CFM stock options.....     (184)
   Estimated direct acquisition related costs......................    1,416
                                                                    --------
   Total estimated purchase price.................................. $154,650
                                                                    ========

   (D) The preliminary calculation of the excess cost over fair value of the net assets acquired (goodwill) for CFM is as follows:

   Total purchase price of CFM:                                         $154,650
     Estimated fair value of net assets acquired:
       historical net book value at July 31, 2000......................  (44,708)
                                                                        --------
   Estimated goodwill.................................................. $109,942
                                                                        ========

   (E) Preliminary purchase accounting adjustment to reflect estimated direct acquisition related costs.

   (F) To record amortization of goodwill using an estimated average amortization period of 5 years.

                     MARKET PRICE DATA AND DIVIDEND POLICY

   Mattson common stock and CFM common stock are included in the National Association of Securities Dealers Automated Quotation System and designated on the Nasdaq under the symbols "MTSN" and "CFMT," respectively. This table sets forth, for the calendar quarters indicated, the range of high and low per share sales prices for Mattson common stock and CFM common stock as reported by Nasdaq. Each STEAG Semiconductor Subsidiary is directly or indirectly wholly owned by STEAG, which is a privately held German corporation whose shares are not publicly traded or listed on any stock exchange.

                                                       MTSN            CFMT
                                                  --------------- --------------
                                                    High    Low    High    Low
                                                  -------- ------ ------- ------
2000
First Quarter.................................... $45.6875 $15.75 $ 15.75 $8.875
Second Quarter...................................    50.50  27.00   17.00   6.75
1999
First Quarter.................................... $ 10.125 $ 5.50 $ 13.00 $ 7.00
Second Quarter...................................   13.375   5.75  11.125  6.625
Third Quarter....................................   15.375  10.00   11.00   7.00
Fourth Quarter...................................    18.25  11.00   12.50 7.8125
1998
First Quarter.................................... $  10.00 $ 6.00 $19.375 $10.75
Second Quarter...................................   7.8125  5.125   15.00   8.25
Third Quarter....................................   6.1875 2.9062   15.00   5.50
Fourth Quarter...................................    7.750   2.75   11.25   6.25
1997
First Quarter.................................... $  12.00 $9.125 $ 41.75 $20.75
Second Quarter...................................   11.125   7.25  38.625  25.75
Third Quarter....................................    16.25  10.25  40.875 22.625
Fourth Quarter...................................    15.00 6.9375  39.750  13.50

   The following table sets forth the closing per share sales price of Mattson common stock and CFM common stock, as reported on Nasdaq, and the estimated equivalent per share price, as explained below, of Mattson common stock on June 27, 2000, the last trading day before the public announcement of the
Transactions, and on October    , 2000:

                                                                      Estimated
                                                                      Equivalent
                                                                      Per Share
                                                       MTSN    CFMT     Price
                                                     -------- ------- ----------
June 27, 2000....................................... $39.4375 $14.375  $20.5982
October 4, 2000..................................... $  13.75 $ 7.125  $ 7.1816

   The estimated equivalent per share price of a share of CFM common stock based on a Mattson share price of $39.4375 equals the exchange ratio of 0.5223 multiplied by the price of a share of Mattson common stock. If the merger had occurred on June 27, 2000, CFM shareholders would have received a fraction of a share of Mattson common stock worth approximately $20.5982 per share for each share of CFM common stock CFM shareholders owned. If the merger had occurred on October 4, 2000, CFM shareholders would have received a fraction of a share of Mattson common stock worth approximately $7.1816 per share for each share of CFM common stock CFM shareholders owned. The actual equivalent per share price of a share of Mattson common stock that CFM shareholders would receive if the merger closes may be different from these prices because the per share price of Mattson common stock on the Nasdaq fluctuates continuously.

   Following the merger, Mattson common stock will continue to be quoted on the Nasdaq, and there will be no further market for the CFM common stock.

   Mattson has never paid cash dividends on its common stock and has no present plans to do so.

   CFM has never paid cash dividends on its common stock.

                          THE MATTSON SPECIAL MEETING

DATE, TIME, AND PLACE OF MEETING

   This joint proxy statement-prospectus is being furnished to stockholders of Mattson as part of the solicitation of proxies by the Mattson board of directors for use at a special meeting of stockholders to be held Wednesday, November 8, 2000, beginning at 10:00 A.M., local time, at the Newark Hilton, 39900 Balentine Drive, Newark, California, or any adjournment or postponement of the special meeting. This joint proxy statement-prospectus is first being mailed to Mattson stockholders on or about October 11, 2000.

PURPOSE OF THE MATTSON SPECIAL MEETING

   The purpose of the Mattson special meeting is to vote upon a proposal to permit Mattson to issue in the aggregate approximately 16,890,000 shares of its common stock and increase the Stock Option Plan share reserve by 1,350,000 shares in order to effect the Transactions, to approve an amendment to Mattson's Stock Option Plan to increase the number of shares available for grant thereunder by 750,000 shares, to approve an amendment to Mattson's Purchase Plan to increase the number of shares available for grant thereunder by 250,000 shares, to approve an amendment to Mattson's Certificate of Incorporation to increase the authorized number of shares available for issuance from 60 million shares to 120 million shares, and to approve an amendment to Mattson's Certificate of Incorporation to increase the initial number of directors of Mattson from five to seven and to change the procedure for filling board vacancies.

   Representatives of Arthur Andersen LLP, Mattson's independent public accountants, are expected to be present at the special meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

RECORD DATE AND OUTSTANDING SHARES

   The close of business on October 4, 2000 has been fixed by the Mattson board of directors as the record date for determination of the stockholders of Mattson entitled to notice of, and to vote at, the Mattson special meeting or any postponement or adjournment of the Mattson special meeting. Holders of record of the Mattson common stock at the close of business on the record date are entitled to notice of, and to vote at, the Mattson special meeting. As of the record date, there were approximately 143 stockholders of record holding an aggregate of approximately 20,956,157 shares of Mattson common stock. See "Principal Stockholders of Mattson" on page 155 of this joint proxy statement-prospectus.

SHARE OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

   As of the record date, the directors and executive officers of Mattson owned in the aggregate approximately 18.9% of the outstanding shares, and Brad Mattson individually owned approximately 17.7% of the outstanding shares. Pursuant to voting agreements with each of STEAG and CFM, Brad Mattson has agreed to vote all of his shares in favor of the share issuance and Stock Option Plan share reserve increase in connection with the Transactions.

VOTE REQUIRED

   Approval of Proposal No. 1 seeking authorization to issue in the aggregate approximtely 16,890,000 shares of common stock and to increase the Stock Option Plan share reserve in connection with the Transactions, approval of Proposal No. 2 seeking approval of the further amendment of Mattson's Stock Option Plan, and approval of Proposal No. 3 seeking approval of the amendment of Mattson's Purchase Plan, each require the affirmative vote of the holders of a majority of the shares present or represented by proxy and entitled to a vote at the special meeting, at which a quorum is present and voting. Approval of Proposal No. 4 seeking approval of the amendment of Mattson's Certificate of Incorporation to increase the authorized number of shares of common stock requires the affirmative vote of the holders of a majority of the shares of Mattson common stock outstanding as of the record date. Approval of Proposal No. 5 seeking approval of the amendment of Mattson's Certificate of Incorporation to increase the number of directors from five to seven and to change the procedure for filling board vacancies requires the affirmative vote of holders of at least two thirds of the shares of Mattson common stock outstanding as of the record date. Each stockholder of record of Mattson common stock on the record date is entitled to cast one vote per share, exercisable in person or by properly executed proxy, on each matter properly submitted for the vote of the stockholders of Mattson at the Mattson special meeting. As of the record date, Mattson directors and officers and their affiliates in the aggregate owned approximately 18.9% of the outstanding shares, and Brad Mattson owned approximately 17.7% of the outstanding shares.

QUORUM; ABSTENTIONS

   The presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding voting shares of Mattson common stock will constitute a quorum for the transaction of business at the special meeting and any continuation or adjournment thereof. Both broker non-votes (i.e. shares held by brokers or nominees which are represented at the meeting, but with respect to which such broker or nominee is not empowered to vote on a particular proposal) and abstentions will be counted in determining whether a quorum is present at the special meeting. Broker non-votes will not be counted in determining the number of votes necessary for approval of Proposal Nos. 1, 2, and 3 and thus will have no effect on those proposals. However, broker non-votes will have the same effect as a negative vote on Proposal Nos. 4 and 5 pertaining to the amendment of Mattson's Certificate of Incorporation, and abstentions will have the same effect as a negative vote on all proposals.

SOLICITATION OF PROXIES; EXPENSES

   Regardless of whether Mattson and CFM consummate the Transactions, each of Mattson and CFM will pay its own costs and expenses incurred in connection with the Transactions. Mattson and CFM will equally share the expenses incurred in connection with the printing and mailing of this joint proxy statement-- prospectus. Mattson and CFM have jointly retained MacKenzie Partners, Inc. at a fee not to exceed $13,000 plus reimbursement of expenses to assist in the solicitation of proxies. Mattson, CFM and MacKenzie Partners, Inc. also will request banks, brokers and other intermediaries holding shares beneficially owned by others to send this joint proxy statement-prospectus and related materials to and obtain voting instructions from the beneficial owners and will reimburse the holders for their reasonable expenses in doing so.

   Subject to the foregoing, Mattson will bear the cost of the solicitation of proxies from its stockholders and all related costs. In addition, Mattson may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Certain directors, officers, or other employees of Mattson may supplement the original solicitation of proxies by mail with telephone, facsimile, or personal solicitation, without payment of additional compensation.

VOTING OF PROXIES

   The proxy accompanying this joint proxy statement-prospectus is solicited on behalf of the Mattson board of directors for use at the meeting. Please complete, date, and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to MacKenzie Partners at the address specified on page 4 of this joint proxy statement-prospectus under "Who can help answer my questions." All properly signed proxies that Mattson receives prior to the vote at the meeting and that are not revoked will be voted at the meeting according to the instructions indicated on the proxies or, if no direction is indicated, will be voted FOR the issuance of shares and Stock Options Plan share reserve increase in connection with the Transactions, FOR the amendments of the Stock Option Plan and Purchase Plan to increase the number of shares reserved for grant thereunder, and FOR the amendments of Mattson's Certificate of Incorporation to increase the authorized number of shares of common stock available for issuance, and to increase the number of directors of Mattson from five to seven and change the procedure for filling board vacancies. You may revoke your proxy at any time before it is exercised at the meeting by taking any of the following actions:

  . Delivering a written notice to the Secretary of Mattson by any means, including facsimile, bearing a date later than the date of the proxy, stating that the proxy is revoked.

  . Signing and delivering a proxy relating to the same shares and bearing a later date prior to the vote at the meeting.

  . Attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy. Please note, however, that if your shares are held of record by a broker, bank, or other nominee and you wish to vote at the meeting, you must bring to the meeting a letter from the broker, bank, or other nominee confirming your beneficial ownership of the shares.

   Mattson's board of directors does not know of any matter that is not referred to in this joint proxy statement-prospectus to be presented for action at the meeting. If any other matters are properly brought before the meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.

RECOMMENDATION OF THE BOARD OF DIRECTORS

   The Mattson board of directors has unanimously determined (with director John Savage abstaining) that the terms of the Transactions are fair to and in the best interests of Mattson and the Mattson stockholders. Accordingly, the Mattson board of directors unanimously recommends that Mattson stockholders vote FOR the proposal to issue the shares and increase the Stock Option Plan share reserve in connection with the Transactions. In addition, the Mattson board of directors also unanimously recommends that Mattson stockholders vote FOR the proposal to further increase the number of shares reserved for issuance under Mattson's Stock Option Plan by 750,000 shares, FOR the proposal to increase the number of shares reserved for issuance under Mattson's Purchase Plan by 250,000 shares, FOR the proposal to amend Mattson's Certificate of Incorporation to increase the number of authorized shares of common stock from 60 million shares to 120 million shares, and FOR the proposal to amend Mattson's Certificate of Incorporation to increase the number of directors from five to seven and to change the procedure for filling board vacancies.

   Your vote is very important, regardless of the number of shares you own. Please vote as soon as possible to make sure that your shares are represented at the meeting. To vote your shares, please complete, date, and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the meeting. You may revoke your proxy at any time before it is voted. If you are a holder of record, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct them on how to vote your shares. If you do not vote, it may jeopardize Mattson's ability to obtain a quorum, thereby resulting in a disapproval of the Transactions and the other proposals.

                            THE CFM SPECIAL MEETING

DATE, TIME, AND PLACE OF MEETING

   This joint proxy statement-prospectus is being furnished to shareholders of CFM as part of the solicitation of proxies by the CFM board of directors for use at a special meeting of shareholders to be held Wednesday, November 8, 2000, beginning at 1:00 p.m., local time, at the Sheraton Great Valley Hotel, 707 East Lancaster Avenue, Frazer, Pennsylvania 19355, or any adjournment or postponement of the special meeting. This joint proxy statement-prospectus is first being mailed to CFM shareholders on or about October 11, 2000.

PURPOSE OF THE CFM SPECIAL MEETING

   The purpose of the CFM special meeting is to vote upon a proposal to adopt and approve the Merger Agreement pursuant to which CFM will become a wholly owned subsidiary of Mattson.

RECORD DATE AND OUTSTANDING SHARES

   The close of business on October 4, 2000 has been fixed by the CFM board of directors as the record date for determination of the shareholders of CFM entitled to notice of, and to vote at, the CFM special meeting or any postponement or adjournment of the CFM special meeting. Holders of record of the CFM common stock at the close of business on the record date are entitled to notice of, and to vote at, the CFM special meeting. As of the record date, there were approximately 175 shareholders of record holding an aggregate of approximately 7,878,866 shares of CFM common stock. See "Principal Shareholders of CFM" on page 191 of this joint proxy statement-prospectus. Except for the shareholders identified herein under "Principal Shareholders of CFM," as of the record date, to the knowledge of CFM, no other person beneficially owned more than 5% of the outstanding CFM common stock.

   This joint proxy statement-prospectus was mailed to all CFM shareholders of record as of the record date and constitutes notice of the CFM special meeting in conformity with the requirements of the Pennsylvania Business Corporation Law.

SHARE OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

   As of the record date, the directors and executive officers of CFM owned in the aggregate approximately 20.3% of the outstanding shares, and Christopher McConnell individually owned approximately 14.7% of the outstanding shares. Pursuant to a voting agreement with Mattson, Christopher McConnell has agreed to vote all of his shares in favor of the Merger Agreement.

VOTE REQUIRED

   Adoption and approval of the Merger Agreement requires the affirmative vote of holders of a majority of the votes cast by all shareholders of CFM common stock outstanding as of the record date at a meeting at which a quorum is present. If a quorum is not present, those holders present, in person or by proxy, may vote to adjourn the meeting to such time and place as they may determine. Upon any reconvening of any adjournment thereof, if a quorum is not then present and at least 15 days has passed since the initial adjournment for lack of a quorum, those present shall constitute a quorum for the purpose of voting upon the CFM proposals set forth herein. Each shareholder of record of CFM common stock on the record date is entitled to cast one vote per share, exercisable in person or by properly executed proxy, on each matter properly submitted for the vote of the shareholders of CFM at the CFM special meeting.

QUORUM; ABSTENTIONS

   The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of CFM common stock entitled to vote at the CFM special meeting, is necessary to constitute a quorum. Abstentions will be counted for purposes of determining a quorum, but will have no effect on the vote to appove the Merger Agreement. If a broker holding shares in street name returns an executed proxy that indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, such shares will be considered represented at the CFM special meeting for purposes of determining a quorum, but will have no effect on the vote to approve the Merger Agreement.

SOLICITATION OF PROXIES; EXPENSES

   Regardless of whether CFM and Mattson consummate the merger, each of CFM and Mattson will pay its own costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, except that CFM and Mattson will share equally the fees and expenses (other than attorneys' and accounting fees) incurred in connection with the printing, filing, and mailing of this joint proxy statement-prospectus.

   CFM and Mattson have jointly retained MacKenzie Partners, Inc., at a fee not to exceed $13,000. See "The Mattson Special Meeting-Solicitation of Proxies; Expenses" on page 36 of this joint proxy statement-prospectus.

   Subject to the foregoing, CFM will bear the cost of the solicitation of proxies from its shareholders and all related costs. In addition, CFM may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Certain directors, officers, or other employees of CFM may supplement the original solicitation of proxies by mail with telephone, facsimile, or personal solicitation, without payment of additional compensation.

VOTING OF PROXIES

   The proxy accompanying this joint proxy statement-prospectus is solicited on behalf of the CFM board of directors for use at the meeting. Please complete, date, and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to CFM. All properly signed proxies that CFM receives prior to the vote at the meeting and that are not revoked will be voted at the meeting according to the instructions indicated on the proxies or, if no direction is indicated, will be voted FOR adoption and approval of the Merger Agreement. You may revoke your proxy at any time before it is exercised at the meeting by taking any of the following actions:

  . Delivering a written notice to the Secretary of CFM by any means, including facsimile, bearing a date later than the date of the proxy, stating that the proxy is revoked.

  . Signing and delivering a proxy relating to the same shares and bearing a later date prior to the vote at the meeting.

  . Attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy. Please note, however, that if your shares are held of record by a broker, bank, or other nominee and you wish to vote at the meeting, you must bring to the meeting a letter from the broker, bank, or other nominee confirming your beneficial ownership of the shares.

   CFM's board of directors does not know of any matter that is not referred to in this joint proxy statement-prospectus to be presented for action at the meeting. If any other matters are properly brought before the meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.

   YOU SHOULD NOT SEND IN ANY STOCK CERTIFICATES WITH YOUR PROXIES. A TRANSMITTAL FORM WITH INSTRUCTIONS FOR THE SURRENDER OF STOCK CERTIFICATES FOR SHARES OF CFM WILL BE MAILED TO YOU AS SOON AS PRACTICABLE AFTER COMPLETION OF THE MERGER.

RIGHTS OF DISSENTING SHAREHOLDERS

   Under Pennsylvania law, CFM shareholders are entitled to dissent from the merger and instead demand payment from CFM of the fair value of their shares. To claim dissenters' rights, you must comply with the following requirements:

  . Before the shareholder vote on the Merger Agreement is taken, you must deliver to CFM written notice of your intent to demand payment for your shares if the merger is effected.

  . You must not vote your shares in favor of the Merger Agreement at the CFM shareholder meeting.

  . If you properly notify CFM of your intent to demand dissenters' rights, CFM will send you written notice after the completion of the merger, indicating when and how to demand payment for your shares. After receiving the notice, you must demand payment for your shares in the manner required by the notice sent by CFM.

   You must certify to CFM as to the date you acquired beneficial ownership of your shares.

   You must deposit the certificates representing your shares in the manner required by the notice you receive from CFM.

   If you do not comply with the requirements outlined above, you will not be entitled to receive payment for your shares under the dissenters' rights provisions of Pennsylvania law.

   If you comply with the outlined requirements, promptly following the later of the date of effectiveness of the merger or the date CFM received your demand for payment, CFM will pay to you the amount CFM estimates to be the fair value of your shares of CFM common stock. Within 30 days of your receipt of CFM's remittance of the payment or estimate of the fair value, if you believe CFM's estimate of the fair value of your shares is incorrect, you may notify CFM in writing of your own estimate of the fair value of your shares of CFM common stock and demand payment of your estimate. Within 60 days of the later to occur of the effectuation of the merger, timely receipt of your demand for payment and timely receipt of an estimate of fair value from you, if the demand for payment of the shares remains unsettled, CFM may request the fair value be determined by a court. YOUR DISSENTERS' RIGHTS ARE SET OUT IN THEIR ENTIRETY IN SECTIONS 1571-1580 OF THE PENNSYLVANIA BUSINESS CORPORATION LAW, WHICH IS ATTACHED TO THIS JOINT PROXY STATEMENT-PROSPECTUS AS ANNEX E.

RECOMMENDATION OF THE BOARD OF DIRECTORS

   The CFM board of directors has unanimously determined that the terms of the Merger Agreement are fair to and in the best interests of CFM and the CFM shareholders. Accordingly, the CFM board of directors recommends that CFM shareholders vote FOR the proposal to approve the Merger Agreement.

   Your vote is very important, regardless of the number of shares you own. Please vote as soon as possible to make sure that your shares are represented at the meeting. To vote your shares, please complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the meeting. You may revoke your proxy at any time before it is voted. If you are a holder of record, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct them on how to vote your shares. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against approval of the Merger Agreement.

                                 PROPOSAL NO. 1

                           FOR MATTSON STOCKHOLDERS:

  APPROVAL OF ISSUANCE OF SHARES AND INCREASE IN OPTION PLAN SHARE RESERVE IN
                        CONNECTION WITH THE TRANSACTIONS

                             FOR CFM SHAREHOLDERS:

                  APPROVAL OF ADOPTION OF THE MERGER AGREEMENT

BACKGROUND OF THE TRANSACTIONS

   A patent lawsuit was brought by CFM against a U.S. subsidiary of STEAG, STEAG Electronic Systems, Inc. ("SES"), in July of 1995 asserting infringement of a U.S. patent owned by CFM by certain wet processing products of SES. After a trial, SES was held to have infringed the CFM patent and a judgment was entered against SES. In June 1998, an injunction was issued prohibiting SES from selling the infringing products in the United States. From time to time throughout the pendency of the lawsuit and various appeals, STEAG and CFM held discussions concerning resolution of the dispute. During March and April of 1999, STEAG and CFM held substantive discussions about a possible combination of the wet processing business of STEAG's semiconductor equipment division with CFM. Those discussions ended in April 1999 as a result of an inability to agree upon relative valuation.

   Brad Mattson, Chairman and Chief Executive Officer of Mattson, became a member of the board of directors of CFM in December 1995. As a director of CFM, Mr. Mattson had ongoing contact with CFM and was familiar with CFM's products, market position, and management. He was also familiar with the lawsuit between CFM and SES and the effect that ongoing dispute had on each of those companies.

   In late August 1999, Mr. Mattson and Roger Carolin, President and Chief Executive Officer of CFM, discussed the potential for a business combination between Mattson and CFM. Mr. Carolin and Mr. Mattson exchanged emails and letters in September of 1999 regarding valuation methodologies and possible transaction structures, and requesting financial and other information needed to evaluate the potential for a transaction. On October 5, 1999, Mr. Mattson and Mr. Carolin met with other executives from Mattson and CFM to pursue discussion of the advantages and possible terms of a combination of Mattson and CFM. Following this meeting, Mr. Carolin conferred with other members of the board of directors of CFM (excluding Mr. Mattson) on the potential combination. On October 5, 1999, Mr. Carolin and Mr. Mattson met and agreed that their relative valuation discussions did not support further pursuing a combination of the two companies.

   On November 4, 1999, Mr. Mattson sent by email a letter to Dr. Jochen Melchior, Chief Executive Officer of STEAG's parent company, STEAG AG, and Dr. Hans-Georg Betz, Chief Executive Officer of STEAG, suggesting that it might be mutually beneficial to explore the possibility for a business combination between Mattson and the semiconductor equipment division of STEAG. On November 22, 1999, Dr. Betz responded positively to Mr. Mattson, indicating interest in a transaction involving STEAG's wet processing business and suggesting the involvement of CFM.

   In mid-January 2000, Mr. Carolin and Mr. Lorin J. Randall, Chief Financial Officer of CFM, met with the President and the Chief Financial Officer of a third party which was an alternative potential acquisition partner for CFM (the "Alternate Partner"), along with legal and financial advisors representing the Alternate Partner. The representatives of the Alternate Partner made a presentation concerning proposed terms of a possible combination between CFM and the Alternate Partner, including a relative valuation for CFM in that combination. CFM management had held a series of discussions with management and representatives of the Alternate Partner during July, October, November, and December of 1999 concerning the advantages and potential terms of a business combination with the Alternate Partner. CFM and the Alternate Partner had previously engaged in discussions of a business combination between May and September of 1998, which were formally terminated in October of 1998.

   On January 17, 2000, Michael A. Fink, Chief Executive Officer of STEAG MicroTech GmbH, a German subsidiary of STEAG engaged in the wet processing business, telephoned Mr. Carolin to renew discussions of a possible combination of STEAG's wet processing business with CFM and a settlement of the pending patent litigation between the companies.

   On January 27, 2000, a representative of UBS Warburg LLC (formerly known as Warburg Dillon Read LLC), financial advisor to CFM, met with representatives of STEAG to discuss possible structures and scenarios for a potential transaction involving STEAG's wet processing business and CFM, including the possible involvement of Mattson.

   On January 31, 2000, Mr. Mattson sent an email to Mr. Carolin noting that the recent increase in the share price of Mattson common stock could create an opportunity for a business combination with Mattson at an attractive relative valuation. Mr. Mattson suggested that they renew discussions about a possible combination.

   On February 7, 2000, Mr. Mattson sent Mr. Carolin an outline of a valuation model, and proposed further discussions after Mr. Carolin had time to evaluate CFM's situation. Later that day, the board of directors of CFM met, except for Mr. Mattson who was excused. During the meeting, a Special Committee for Mergers and Acquisitions was formed with Mr. John Osborne, Chairman, and Mr. Milton S. Stearns, Jr., member, to review all matters related to business combination proposals and to report their findings and recommendations to the board. The board directed Mr. Carolin to pursue the discussions with Mattson and also to conduct due diligence on the Alternate Partner and take steps as necessary to assess and validate the value of the offer received from the Alternate Partner.

   Representatives of CFM and the Alternate Partner conducted their respective due diligence reviews during February of 2000.

   On February 9, 2000, Mr. Fink sent Mr. Carolin an outline of possible terms for a combination of the wet processing business of CFM and STEAG.

   On February 10, 2000, Mr. Carolin contacted Dr. Melchior at STEAG and Mr. Mattson at Mattson, suggesting a meeting in New York City among Messrs. Carolin and Mattson and Dr. Melchior to discuss the potential for a trilateral business combination among CFM, Mattson, and the STEAG Semiconductor Division. Dr. Melchior indicated that he would be unable to attend such a meeting, but that he would send appropriate STEAG representatives to the proposed meeting.

   On February 15, 2000, Mr. Mattson, Mr. Carolin, Dr. Berthold Luetke-Daldrup, Director of Strategic Planning for STEAG, and Mr. Fink, met in New York City where they participated in a video conference with Dr. Melchior and a telephone conference with Dr. Betz. The business advantages of combining the Mattson and STEAG rapid thermal processing businesses and the STEAG and CFM semiconductor wet processing businesses were discussed. It was agreed that such a combination could offer significant benefits to each of the participating companies and their shareholders, and that further meetings to pursue discussion of a possible combination of the three businesses should be scheduled.

   During the following week, the parties held several discussions regarding further steps and requested basic financial and other information from each other. Mattson, STEAG and CFM entered into a Mutual Non-Disclosure Agreement on February 25, 2000.

   On February 27, 2000, a group including Mr. Carolin, Mr. Randall, Mr. Ferdinand Seemann, a Vice President of Mattson, Mr. John Savage representing Alliant Partners, financial advisor to Mattson (and a director of Mattson), Dr. Luetke-Daldrup, Dr. Rolf Thaler, Chief Financial Officer of STEAG, Mr. Fink and representatives of Morgan Stanley & Co., Incorporated ("Morgan Stanley"), financial advisor to STEAG, met in New York City to discuss the potential for a combination of the parties' businesses, and to identify structural and other issues.

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

   On February 28, 2000, Mr. Carolin, Mr. Randall, Mr. Fink, Dr. Luetke-Daldrup, and Dr. Thaler met again in New York City, without representatives of Mattson, to continue discussion of the potential for a business combination involving Mattson, the STEAG Semiconductor Division, and CFM, including relative valuation.

   On March 9, 2000, Mr. Seemann, Mr. Savage, and the Corporate Controller of Mattson met in New York City with Mr. Fink, Dr. Luetke-Daldrup, Dr. Thaler, and representatives of Morgan Stanley to continue discussion of a potential combination of the semiconductor business of STEAG with Mattson and CFM, including relative valuations for the companies. Later that day, Mr. Seemann, Mr. Savage, and the Coporate Controller of Mattson also met with Mr. Carolin and Mr. Randall. The discussions ended with CFM in disagreement with Mattson over relative valuation. The representatives of Mattson and STEAG met again on March 10, 2000.

   On March 15, 2000, a videoconference was held among Mr. Savage, Mr. Seemann, Mr. Brian McDonald, Chief Financial Officer of Mattson, Dr. Thaler, Mr. Fink, Dr. Luetke-Daldrup and representatives of Morgan Stanley. It was agreed during the meeting to move ahead with bilateral discussions between STEAG and Mattson.

   On March 20, 2000, a meeting was held in Germany among Dr. Melchior, Dr. Betz, Dr. Luetke-Daldrup, Mr. Mattson and Mr. Seemann. A general outline of terms for a proposed transaction was discussed and issues were identified. The parties confirmed a valuation for the STEAG Semiconductor Division and preliminarily agreed on a price of 12 million newly issued Mattson shares. The parties also agreed to exchange more detailed due diligence information.

   On March 21, Mr. Carolin, Mr. McConnell and Mr. Mattson met and discussed the conditions under which the two companies might continue their discussions. Mr. Carolin and Mr. Mattson subsequently exchanged a number of email messages discussing possible valuation scenarios.

   On March 24, 2000, Mr. Seemann, Mr. Savage, the Corporate Controller of Mattson, and Mattson's outside legal counsel met by videoconference with Dr. Luetke-Daldrup, Dr. Thaler, Mr. Fink, and Dr. Peter Lockowandt, STEAG's general counsel, representatives of Morgan Stanley, and representatives of STEAG's U.S. outside legal advisor, to review a draft term sheet for a possible business combination. From time to time thereafter, the parties continued to exchange comments and revised drafts.

   On March 28, 2000, the Special Committee on Mergers and Acquisitions of the board of directors of CFM met and reviewed the status of due diligence and the negotiation of a definitive merger agreement with the Alternate Partner.

   Between March 30 and April 6, 2000, Mattson's due diligence team met in Germany with representatives from STEAG and visited various STEAG Semiconductor Division facilities in Germany, Israel, and Slovakia.

   On April 7, 2000, the Alternate Partner's President met with Mr. Carolin. The Alternate Partner's President informed Mr. Carolin that the Alternate Partner would not proceed with the proposed combination at the relative valuation previously discussed, but was authorized to continue negotiations based on a reduced valuation.

   On April 8, 2000, Mr. Carolin conveyed to Mr. Mattson that CFM might soon conclude an agreement to combine with another company. Following a series of telephone discussions, Mr. Mattson proposed to increase the consideration previously offered with respect to a merger of CFM and Mattson to approximately
4.85 million shares of Mattson common stock, with additional shares of Mattson common stock to be set aside to cover existing options to purchase shares of CFM common stock.

   Between April 8 and April 10, 2000, Mr. Seemann and Mr. Savage communicated by telephone and email with Dr. Betz, Dr. Luetke-Daldrup, and Dr. Thaler regarding the negotiations between Mattson and CFM and the relative valuations of the companies. As a result of these discussions, STEAG agreed to accept a reduced number of Mattson shares for its semiconductor equipment business, subject to completion of a merger between Mattson and CFM, and resolution of the patent litigation between CFM and SES, at the same time.

   On April 11, 2000, the Special Committee on Mergers and Acquisitions of the board of directors of CFM met and reviewed the status of discussions with the Alternate Partner and Mattson. It was agreed that the new Mattson proposal represented an excellent alternative to the reduced proposal of the Alternate Partner, and should be pursued in parallel with the proposal of the Alternate Partner. The Committee requested that all due diligence and negotiation of a form of definitive merger agreement with Mattson should be concluded by April 18, 2000, the scheduled date for the CFM board of directors to meet and take action on the Alternate Partner merger proposal.

   Representatives of Mattson and CFM proceeded to negotiate the terms of a form of definitive merger agreement and to complete a due diligence review of the respective companies.

   During the week of April 11, 2000, a due diligence team for STEAG met with Mattson representatives in California.

   On April 12, 2000, Mr. Mattson, Mr. Seemann, Dr. Melchior, and Dr. Lockowandt participated in a videoconference to further discuss the proposed terms of a combination of the STEAG Semiconductor Division and Mattson.

   On April 17, 2000, the Mattson board of directors met by conference call, along with members of Mattson management, outside legal counsel, and Mr. Savage, as representative of Alliant Partners. The Mattson board of directors reviewed the status of discussions with STEAG and negotiations with CFM. The Mattson board approved entering into a binding no-shop agreement and making a termination fee commitment to CFM based on the negotiated form of merger agreement, and authorized Mr. Mattson to pursue both the proposed STEAG Semiconductor Division business combination and the proposed merger with CFM.

   On April 18, 2000, the board of CFM (excluding Mr. Mattson) met and considered the merger proposals from Mattson and from the Alternate Partner, each of which included a form of a fully-negotiated definitive merger agreement. The board approved the Mattson merger offer and the entering into of a binding no-shop agreement which obligated the parties to either enter into the proposed definitive merger agreement within 60 days, the time Mattson estimated it would take to enter into a Combination Agreement with STEAG, or pay substantial termination penalties, subject to certain termination provisions.

   Later on April 18, 2000, Mattson and CFM executed a binding no-shop agreement which obligated the parties to either enter into the attached form of definitive merger agreement within 60 days or pay substantial termination penalties, consistent with the terms approved by the CFM and Mattson boards of directors.

   On April 20, 2000, the Mattson board of directors met and received an update and discussed the potential business combination with the STEAG Semiconductor Division and the merger with CFM.

   Effective April 26, 2000, Mr. Mattson resigned from the CFM board of directors.

   On April 26 and 27, 2000, Dr. Betz, Dr. Luetke-Daldrup, other representatives of STEAG, Mr. Mattson, Mr. Seemann, other executives of Mattson, and Mr. Carolin met in San Jose, California to continue discussion of a trilateral business combination. A number of structural, timing, and integration issues were discussed without resolution.

   On May 3 and 4, 2000, Mr. Mattson, Mr. Seemann, other representatives of Mattson, and Mr. Carolin, met in Germany with Dr. Melchior, Dr. Betz, Dr. Luetke-Daldrup, Mr. Ludger Viefhues, Chief Financial Officer of STEAG RTP Systems, Dr. Thaler, and other representatives of STEAG, to continue discussion of open issues.

   On May 17, 2000, the Mattson board of directors was updated concerning the status of discussions with STEAG and CFM.

   On May 18 and 19, 2000, Mr. Mattson and Dr. Melchior exchanged email messages seeking to revive the discussions, which had previously stalled as a result of structural, timing, and integration issues.

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

   On May 22 and 23, 2000, video conference meetings took place between Dr. Melchior, Dr. Betz, representatives of Morgan Stanley, Mr. Mattson, Mr. Seemann, Mr. Savage, and other representatives of Mattson, seeking resolution of open issues.

   On May 23, 2000, the Supervisory Board of STEAG approved the proposed combination of the STEAG Semiconductor Division with Mattson based on the proposed terms.

   On May 25 and 26, 2000, Mattson and STEAG executed a binding no-shop agreement and a non-binding outline of terms for the proposed business combination. Representatives of Mattson and STEAG proceeded with their respective due diligence reviews and prepared definitive agreements relating to the business combination.

   On June 2 and 3, 2000, Mr. Mattson, Mr. McDonald, and Mr. Savage met in Essen, Germany with Dr. Betz, Dr. Luetke-Daldrup, Dr. Thaler, Dr. Lockowandt, and other representatives of STEAG, representatives of Morgan Stanley, representatives of U.S. and German outside counsel to Mattson, and representatives of U.S. outside counsel to STEAG, to negotiate the terms of definitive agreements relating to the business combination.

   On June 8, 2000, Mr. Savage and Mr. McDonald held a conference call with Mr. Carolin and Mr. Randall to discuss CFM's financial performance in the quarter ended April 30, 2000, updated financial projections for CFM, and issues related to the change of control vesting feature of the CFM stock option plans. The Mattson representatives proposed a reduction in the number of Mattson shares to be issued to the CFM shareholders and optionholders in the merger.

   On June 12, 2000, the Special Committee for Mergers and Acquisitions of the board of directors of CFM met to receive an update from Mr. Carolin and to discuss the new Mattson proposal.

   During June 13, 14, and 15, 2000, numerous telephone conversations took place between representatives of Mattson and CFM to clarify each party's position on valuation, stock options needed to retain key CFM employees, and the termination provisions under the merger agreement.

   On June 15, 2000, the Special Committee for Mergers and Acquisitions of the board of directors of CFM received an update regarding the discussions with Mattson. Mattson and CFM agreed to extend their binding no-shop agreement until June 30, 2000, and to continue negotiation of a definitive merger agreement.

   On June 16, 2000, Mr. Mattson and Mr. Carolin spoke by telephone and agreed to adjusted consideration in the CFM merger based on approximately 4.1 million Mattson shares, plus the assumption of outstanding CFM options.

   Between June 21 and 23, 2000, Dr. Betz, Dr. Luetke-Daldrup, Dr. Thaler, Dr. Lockowandt, and other representatives of STEAG, met daily with Mr. Mattson, Mr. McDonald, Mr. David Dutton, Chief Operating Officer of Mattson, and Mr. Savage in Newark, California, along with representatives of Morgan Stanley, representatives of U.S. outside counsel to Mattson, and representatives of U.S. outside counsel to STEAG, to finalize the definitive agreements relating to the business combination. During these meetings, in light of the decreased price Mattson had agreed to pay for CFM, Mattson agreed to increase the consideration to be paid for the semiconductor equipment division of STEAG to 11,850,000 shares.

   During the period in which STEAG and Mattson were discussing the terms of the proposed business combination of the STEAG Semiconductor Division and Mattson, the German Parliament (Bundestag) was reported to be considering adopting legislation that would eliminate capital gains tax on the sale of shares in German companies and that would lower corporate tax rates. It was expected that such legislation would be adopted during the summer of 2000 and would become effective on January 1, 2001. Partly in anticipation of such changes in the German tax law, and partly because certain profit and loss absorption agreements between

STEAG and the STEAG Semiconductor Subsidiaries organized in Germany could not, under applicable German law, be terminated prior to the end of the year, the parties agreed that, regardless of when the conditions to closing were satisfied, the closing of the business combination would not occur earlier than January 1, 2001. As the merger of CFM and Mattson was structured to occur concurrently with the business combination, a similar provision was added to the Merger Agreement. However, in order to reduce the uncertainty that the actual closing will occur, Mattson agreed with STEAG and CFM in the Combination Agreement and the Merger Agreement, respectively, that, if the requisite approvals of Mattson's stockholders and CFM's shareholders have been obtained and all other closing conditions that are beyond the parties' control have been satisfied prior to December 1, 2000, the parties will hold a pre-closing at which all remaining conditions to closing (other than the arrival of January 1, 2000, the absence of litigation, and delivery of the Mattson shares) will either be fulfilled or irrevocably waived.

   Between June 24 and June 26, 2000, Mr. Fink and other representatives of STEAG, and Mr. Carolin and other representatives of CFM, agreed upon terms of an interim patent license agreement granting STEAG rights to certain CFM patents relating to the wet processing business and terms of a settlement of the lawsuit between CFM and SES, under which SES would withdraw its pending appeal of the lower court decision in favor of CFM, and STEAG would cause certain foreign proceedings seeking to invalidate CFM's foreign patent right to be dismissed.

   On June 26, 2000, at a special meeting of the Mattson board of directors, management and Mattson's outside legal counsel reviewed the principal terms of the draft Combination Agreement, Merger Agreement and related agreements, as revised, including the mutual dependency of the Transactions, other conditions to the Transactions, the no-shop commitments of each party and the amount and timing of fees that might be payable in connection with termination of the Transactions, as well as the resolution of previously open issues, and reviewed with Mattson management and advisors the strategic rationale for the merger and the business combination, and the potential benefits and risks of the proposed Transactions to Mattson. Mr. Savage, as representative of Alliant Partners, reviewed with the Mattson board of directors financial analyses related to the proposed Transactions.

   On June 26, 2000, at a meeting of CFM's Special Committee on Mergers and Acquisitions of the board of directors, management described to the committee the termination provisions of the interim patent license agreement to be entered into with STEAG. In the early hours of June 28, 2000, at a special meeting of the board of directors of CFM, management and CFM's outside legal counsel reviewed the due diligence that had been completed during the preceding week and discussed risks involved, and the protection afforded CFM, upon entering into a merger agreement with Mattson, the closing of which was conditioned on the simultaneous closing of the business combination between Mattson and STEAG. Following the discussion, the board considered other conditions to the closing, as well as the resolution of previously open issues. The financial advisor reviewed with the board the financial analyses related to the proposed merger and delivered an opinion that the merger was fair to CFM shareholders from a financial point of view. After consideration of the presentations and the benefits of the transaction, along with a consideration of the risks, the board unanimously voted to approve the merger and related agreements, concluding that the merger was in the best interests of the CFM shareholders.

   On June 27, 2000, Mr. Mattson and Mr. Carolin spoke by telephone and, based on the aggregate number of shares and options of CFM common stock to be exchanged for the agreed upon number of Mattson shares, concurred in the formulation of a fixed exchange ratio of 0.5223 shares of Mattson common stock for each share of common stock of CFM.

   Also on June 27, 2000, at a special meeting of the Mattson board of directors, management and outside legal counsel to Mattson reported on the finalized terms of the Combination Agreement, the Merger Agreement, and related agreements. Representatives of Alliant Partners reviewed their financial analyses with respect to the proposed Transactions and delivered an oral opinion (subsequently confirmed in writing) that the number of Mattson shares to be issued in the Transactions was fair to the Mattson stockholders from a financial point of view. After consideration of these presentations, the Mattson board of directors (other than

Mr. Savage, who abstained from voting) unanimously approved the Transactions and the related agreements, concluding that the Transactions were in the best interests of the Mattson stockholders.

   During the night of June 27, 2000, Mattson, M2C Acquisition Corporation, and CFM executed the definitive Merger Agreement and Mattson and STEAG executed the definitive Combination Agreement. Concurrently with the execution of the Merger Agreement and the Combination Agreement, STEAG, SES, and CFM entered into a settlement agreement with regard to the patent lawsuit and CFM, STEAG, and CFMT, Inc. entered into an interim patent license agreement.

MATTSON'S REASONS FOR THE TRANSACTIONS

   In reaching its determination to approve and adopt both the Combination Agreement and the Merger Agreement, the Mattson board of directors consulted with Mattson's management and its financial and legal advisors, and considered a number of factors. The Mattson board did not assign any relative or specific weights to the factors considered in reaching such determination, and individual directors may have given differing weights to different factors. In its decision to recommend and approve the issuance of shares needed to complete the Transactions, the most important benefits identified by the board of directors of Mattson were the following:

  . The combination of the three parties' semiconductor equipment businesses will provide the critical mass required for Mattson to compete in the long term. As a result of the Transactions, Mattson will become a top tier process equipment supplier that will be better able to meet the needs of the larger customers in the industry.

  . To reduce the risk of being dependent on a single product line in a rapidly changing technology market, one of Mattson's strategies has been to become a multi-product, multi-technology company. Mattson's board believes that the combined companies will address this strategy by offering leading products with strong market share position in three major market segments: dry strip, RTP, and wet processing.

  . Mattson will become a truly global company with operations located around the world. As a result, Mattson will be able to leverage resources from around the world to improve operating costs, while providing better support to its customers.

  . The Transactions will improve Mattson's positioning at the top 20 equipment purchasers, which purchasers account for more than 70% of the total world market for semiconductor equipment.

  . Given the complementary nature of the product lines of Mattson, the STEAG Semiconductor Division, and CFM, Mattson's board believes that the Transactions will enhance the opportunity for the potential realization of Mattson's strategic objectives;

  . Mattson's stockholders would have the opportunity to participate in the potential for growth of the combined company after the Transactions;

  . The combination of the complementary distribution strategies of Mattson, the STEAG Semiconductor Division, and CFM will allow the combined company to distribute its products more widely;

  . Combined technological resources may allow the combined company to compete more effectively and to develop new products at lower price points with greater functionality than existing products; and

  . The broader customer base of the combined company will allow it to mitigate the risk of customer concentration to which Mattson is currently exposed.

   The Mattson board of directors consulted with management and its outside legal and financial advisors as part of the process of approving the Transactions. In its evaluation the Mattson board considered the following factors among others:

  .  The potential strategic benefits of the Transactions;

  . The complementary product lines of Mattson, the STEAG Semiconductor Division, and CFM;

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

  . Historical information concerning the respective businesses, prospects, financial performance and condition, operations, technologies, managements, and competitive positions of Mattson, the STEAG
     Semiconductor Division, and CFM;

  . Mattson management's view of the financial condition, results of operations, and businesses of Mattson, the STEAG Semiconductor Division, and CFM before and after giving effect to the Transactions;

  . The increased value of the wet processing businesses of the STEAG Semiconductor Division and CFM if their ongoing patent dispute could be quickly resolved;

  . Current financial market conditions and historical market prices, volatility and trading information with respect to Mattson's common stock and CFM's common stock;

  . The consideration to be provided by Mattson in the Transactions and the relationship between the current and historical market values of Mattson's common stock and CFM's common stock and a comparison of similar business combination and merger transactions;

  . The belief that the terms of the Combination Agreement and the Merger
    Agreement, including the CFM exchange ratio and the parties' representations, warranties, and covenants, and the conditions to their respective obligations, are reasonable. The Mattson board of directors also considered the provisions in the Combination Agreement and the Merger Agreement that prohibited solicitation of third-party bids and the acceptance, approval, or recommendation of any unsolicited third-party bids, and the provisions which require the payment of substantial fees upon certain termination events. The Mattson board of directors considered that the provisions in the Combination Agreement and the Merger Agreement for the benefit of Mattson reasonably protected the interests of Mattson stockholders, and those for the benefit of STEAG and CFM did not present any significant impediments to proceeding with the Transactions considering all of the circumstances;

  . The target closing date after January 1, 2001;

  . The prospects of Mattson as an independent company;

  . The potential for other third parties to enter into strategic relationships with or to acquire Mattson, the STEAG Semiconductor Division, or CFM;

  . Detailed financial analyses and pro forma and other information with respect to the companies presented to the board, including the opinion of Alliant Partners that the total consideration provided by Mattson under the Transactions is fair, from a financial point of view, to Mattson's stockholders. The Mattson board viewed the analyses and opinion of an independent, nationally recognized financial advisor such as Alliant Partners to be an important factor in reaching a determination that the Transactions and the issuance of shares under the Transactions should be approved.

  . The expectation that the merger will be treated as a tax-free reorganization for federal income tax purposes;

  . The expected impact of the Transactions on Mattson's customers and employees;

  . Reports from management, legal and financial advisors as to the results of the due diligence investigation of both the STEAG Semiconductor Division and CFM; and

  . The interests of the officers and directors of Mattson in the Transactions, including the matters disclosed under "Interests of Mattson's Directors, Officers, and Affiliates in the Transactions" beginning on page 54 of this joint proxy statement-prospectus.

   Potential risks or other negative factors identified by the Mattson board of directors include the following:

  . The risk that the potential benefits of the Transactions may not be realized;

  . The challenges of integrating the management teams, products, strategies, cultures and organizations of the three companies, especially in light of the physical distance between Mattson's headquarters in Fremont, California, the STEAG Semiconductor Division's two headquarters in Germany, and CFM's headquarters in Exton, Pennsylvania;

  . The risk of disruption of sales momentum and potential delay or reduction in orders as a result of uncertainties created by the announcement of the Transactions;

  . The risk that the parties' agreement to close after January 1, 2001 meant there would be a significant period of uncertainty for customers, employees and stockholders in the face of rapidly changing market conditions;

  . The significant challenge and added risk of effecting two concurrent business combinations;

  . The risk that the Transactions might not be consummated despite the parties' efforts, even if the required stockholders' approvals are obtained;

  . The significant adverse impact to the net income of the combined company that will arise due to non-cash charges for the amortization of goodwill and other intangibles in light of the impact of purchase accounting for the Transactions;

  . The substantial charges to be incurred in connection with the Transactions, including costs of integrating the businesses and transaction expenses arising from the Transactions;

  . The possibility that the Transactions might not be consummated and the effect of public announcement of the Transactions on (a) Mattson's sales and operating results, (b) Mattson's ability to attract and retain key management, marketing and technical personnel and (c) progress of certain development projects;

  . The risk that, despite the efforts of the combined company, other key technical and management personnel might not remain employed by the combined company; and

  . Other risks described above under "Risk Factors" beginning on page 13 of this joint proxy statement-prospectus.

   The foregoing discussion of the information and factors considered by the Mattson board of directors is not intended to be exhaustive but includes the material factors considered by the Mattson board of directors. In view of the complexity and wide variety of information and factors, both positive and negative, considered by the Mattson board of directors, it did not find it practical to quantify, rank, or otherwise assign relative or specific weights to the factors considered. In addition, the Mattson board did not reach any specific conclusion with respect to each of the factors considered, or any aspect of any particular factor. Instead, the Mattson board of directors conducted an overall analysis of the factors described above, including discussions with Mattson's management and legal, financial and accounting advisors. In considering the factors described above, individual members of the Mattson board of directors may have given different weight to different factors. The Mattson board considered all these factors as a whole and believed the factors supported its determination to approve the Transactions. After taking into consideration all of the factors set forth above, Mattson's board of directors concluded that the Transactions were fair to, and in the best interests of, Mattson and its stockholders and that Mattson should proceed with the Transactions.

RECOMMENDATION OF MATTSON'S BOARD OF DIRECTORS

   After careful consideration, the Mattson board of directors has determined that the Transactions are fair to and in the best interests of Mattson's stockholders, has approved the Transactions, and recommends that Mattson stockholders vote in favor of the issuance of shares and the increase in the Stock Option Plan share reserve in connection with the Transactions.

   In considering the recommendation by Mattson's board of directors of the Transactions, you should be aware that some directors and officers of Mattson have interests in the Transactions that are different from, or are in addition to, the interests of Mattson's stockholders generally. Please see the section entitled "Interests of Mattson's Directors, Officers, and Affiliates in the Transactions" on page 54 of this joint proxy statement-prospectus.

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OPINION OF MATTSON'S FINANCIAL ADVISOR

   Pursuant to approval by the board of directors of Mattson on May 17, 2000, Mattson retained Alliant Partners to render an opinion regarding the fairness, from a financial point of view, of the consideration to be provided by Mattson pursuant to the proposed Transactions with STEAG and CFM.

   On June 27, 2000, Alliant Partners delivered to the Mattson board of directors by teleconference, its opinion (the "Alliant Partners Opinion") that as of June 27, 2000, and based on the matters described therein, the total consideration provided in the Transactions by Mattson to STEAG and to CFM is fair, from a financial point of view, to the stockholders of Mattson. Alliant Partners noted that its presentation reflected the closing stock prices and general market conditions as of June 26, 2000. No limitations were imposed by Mattson on the scope of Alliant Partners' investigations or the procedures to be followed by Alliant Partners in rendering the Alliant Partners Opinion. The number of shares to be issued were determined through negotiations between the managements of Mattson, STEAG, and CFM.

   The full text of the Alliant Partners Opinion, which sets forth, among other things, assumptions made, matters considered, and limitations on the review undertaken, is attached hereto as Annex D-1, and is incorporated herein by reference. Stockholders of Mattson are urged to read the Alliant Partners Opinion in its entirety. The Alliant Partners Opinion was prepared for the benefit and use of the Mattson board in its consideration of the Transactions and does not constitute a recommendation to stockholders of Mattson as to how they should vote at the special meeting in connection with the Transactions. The Alliant Partners Opinion does not address the relative merits of the Transactions and any other transactions or business strategies discussed by the Mattson board of directors as alternatives to the Transactions. The Alliant Partners Opinion does not address the underlying business decision of the Mattson board to proceed with or effect the Transactions. The summary of the Alliant Partners Opinion set forth in this joint proxy statement-prospectus is qualified in its entirety by reference to the full text of the Alliant Partners Opinion.

   In connection with the preparation of the Alliant Partners Opinion, Alliant Partners, among other things: reviewed the terms of the Combination Agreement and the associated exhibits thereto, and the terms of the Merger Agreement, and the associated exhibits thereto; reviewed the Mattson Form 10-K for the fiscal years ended December 31, 1998 and 1999, including the audited financial statements included therein; reviewed the Mattson Form 10-Q for the quarter ended March 26, 2000; reviewed certain internal financial and operating information relating to Mattson prepared by Mattson management; participated in discussions with Mattson management concerning the operations, business strategy, financial performance, and prospects for Mattson; reviewed the recent reported closing prices and trading activity for Mattson common stock; reviewed the CFM Form 10-K for the fiscal years ended October 31, 1998 and 1999, including the audited financial statements included therein; reviewed the CFM Form 10-Q for the quarters ended January 31, 2000 and April 30, 2000, including the financial statements included therein; reviewed certain internal financial and operating information relating to CFM prepared by CFM management; participated in discussions with CFM management concerning the operations, business strategy, financial performance, and prospects for CFM; participated in discussions related to the merger with CFM among CFM, Mattson, and their financial and legal advisors; considered the effect of the merger with CFM on the future financial performance of the consolidated entity; reviewed the recent reported closing prices and trading activity for CFM common stock; compared certain aspects of the financial performance and business strategy of Mattson and CFM with comparable public companies; reviewed recent equity analyst reports covering CFM; reviewed the financial statements for the year ended December 31, 1999; reviewed certain internal financial and operating information relating to the STEAG Semiconductor Division prepared by STEAG Semiconductor Division management; participated in discussions with STEAG Semiconductor Division management concerning the operations, business strategy, financial performance, and prospects for the STEAG Semiconductor Division; participated in discussions related to the business combination with the STEAG Semiconductor Division among STEAG, Mattson, and their financial and legal advisors; considered the effect of the business combination with the STEAG Semiconductor Division on the future financial performance of the consolidated entity; compared certain aspects of the financial performance and business strategy of Mattson and the STEAG Semiconductor Division with comparable public companies;

analyzed available information, both public and private, concerning other mergers and acquisitions comparable in whole or in part to the Transactions; and conducted such other financial studies, analyses and investigations as Alliant Partners deemed appropriate for purposes of rendering its opinion.

   In conducting its review and arriving at the Alliant Partners Opinion, Alliant Partners relied upon and assumed the accuracy and completeness of the financial statements and other information provided by Mattson, STEAG, and CFM or otherwise made available to Alliant Partners and did not assume responsibility to verify such information independently. Alliant Partners further relied upon the assurances of Mattson's, the STEAG Semiconductor Division's and CFM's respective managements that the information provided was prepared on a reasonable basis in accordance with industry practice; with respect to financial planning data, that such data reflected the best currently available estimates and good faith judgments of the respective managements of Mattson, the STEAG Semiconductor Division, and CFM as to the expected future financial performance of Mattson, the STEAG Semiconductor Division, and CFM; and that such parties were not aware of any information or facts that would make the information provided to Alliant Partners incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of the Alliant Partners Opinion, Alliant Partners assumed that none of Mattson, CFM, and the STEAG Semiconductor Division was a party to any pending transaction, including external financing, recapitalizations, acquisitions or merger discussions, other than the Transactions or in the ordinary course of business. Alliant Partners also assumed that the Transactions would be free of federal tax to the Mattson stockholders.

   In arriving at the Alliant Partners Opinion, Alliant Partners did not perform any appraisals or valuations of specific assets or liabilities of Mattson, the STEAG Semiconductor Division, or CFM and was not furnished with any such appraisals or valuations.

   Without limiting the generality of the foregoing, Alliant Partners did not undertake any independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities to which Mattson, the STEAG Semiconductor Division or CFM or any of their respective affiliates was a party or may be subject and, at Mattson's direction and with its consent, the Alliant Partners Opinion made no assumption concerning and therefore did not consider the possible assertion of claims, outcomes, or damages arising out of any such matters. Although developments following the date of the Alliant Partners Opinion may affect the Alliant Partners Opinion, Alliant Partners assumed no obligation to update, revise, or reaffirm the Alliant Partners Opinion.

   The following is a summary explanation of the various sources of information and valuation methodologies employed by Alliant Partners in conjunction with rendering its opinion to the Mattson board.

Comparable Company Analysis

   Alliant Partners compared certain financial information and valuation ratios relating to both the STEAG Semiconductor Division and CFM to corresponding publicly available data and ratios from a group of selected publicly traded companies deemed comparable to both the STEAG Semiconductor Division and CFM.

   For CFM, the comparable companies selected included eight publicly traded companies in the semiconductor equipment sector. Financial information reviewed by Alliant Partners included each company's: Enterprise Value, calculated as the market capitalization of the selected company, plus such company's debt, less such company's cash; Trailing Twelve Months Revenue, calculated as the most recent four quarters revenue as filed with the SEC; Trailing Twelve Months Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA); Trailing Twelve Months Earnings, adjusted to exclude non-recurring charges; Trailing Twelve Months EBITDA Margin; Trailing Twelve Months Earnings Margin; Trailing Twelve Months Return on Equity; Trailing Twelve Months Return on Assets; Prior Fiscal Year Revenue; Prior Year Revenue Growth Rate; Last Five Year Revenue Growth Rate; Current Year Earnings per Share Growth Rate; and Next Year's Projected Earnings per Share Growth Rate. Companies included: FSI International Inc.; Genus, Inc.; GaSonics International Corporation; Lam Research, Inc.; Mattson Technology, Inc., Novellus Systems, Inc.; Semitool, Inc.; and Veeco Instruments, Inc.

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

   The comparable companies had an Enterprise Value/TTM Revenue ratio range of 2.8x to 9.5x with a weighted narrow average (narrow average excludes the highest and lowest estimates) of 4.9x. After making certain adjustments for differences in performance, control, and intellectual property, this analysis yielded an implied CFM equity value of $307.7 million.

   Alliant Partners compared certain financial information and valuation ratios relating to the STEAG Semiconductor Division to corresponding publicly available data and ratios from a group of selected publicly traded companies deemed comparable to the STEAG Semiconductor Division. The comparable companies selected included nine publicly traded companies in the semiconductor equipment sector. The companies selected included the same companies used in the comparable company analysis for CFM with the addition of CFM as a comparable company. The information reviewed by Alliant Partners included the same financial information reviewed in the CFM analysis.

   The comparable companies had an Enterprise Value/TTM Revenue ratio range of 1.7x to 9.5x with a weighted narrow average of 4.6x. After making certain adjustments for differences in performance, control, and intellectual property, this analysis yielded an implied STEAG Semiconductor Division equity value of $658.0 million.

   No company utilized as a comparison in the comparable company analysis is identical to CFM, the STEAG Semiconductor Division, or Mattson. In evaluating the comparable companies, Alliant Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of CFM, the STEAG Semiconductor Division, or Mattson.

Comparable Transaction Analysis

   Alliant Partners reviewed seven comparable merger and acquisition transactions from April 1999 through the present which involve sellers sharing many characteristics with both the STEAG Semiconductor Division and CFM including revenue size, products offered, and business model. These comparable transactions of companies in the semiconductor equipment sector are: Speedfam International's acquisition of Integrated Process Equipment Corp.; STEAG Electronic Systems AG's acquisition of AG Associates, Inc.; FSI International, Inc.'s acquisition of Yieldup International Corp.; Veeco Instruments Inc.'s acquisition of Ion Tech, Inc.; Oerlikon-Buehrle Holding AG's acquisition of Plasma-Therm, Inc.; Applied Materials, Inc.'s acquisition of Etec Systems, Inc.; and Veeco Instruments, Inc.'s acquisition of CVC, Inc.

   The Price/Revenue multiples of the seven transactions range from 0.7x to 13.0x with an average of 3.8x. The comparable transaction analysis yielded an implied equity value of $165.3 million for CFM and $629.7 million for the STEAG Semiconductor Division.

   Estimated multiples paid in the comparable transactions were based on information obtained from public filings, public company disclosures, press releases, industry and popular press reports, research reports, databases, and other sources. No company, transaction, or business used in the comparable transaction analysis as a comparison is identical to CFM, the STEAG Semiconductor Division, or the Transactions. Accordingly, an analysis of the foregoing results is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading, and other values of the comparable companies, comparable transactions, or the business segment, company, or transactions to which they are being compared.

Discounted Cash Flow

   Alliant Partners estimated the present value of the projected future cash flows of both the STEAG Semiconductor Division and CFM on a stand-alone basis using internal financial planning data prepared by the respective management teams.

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

   Alliant Partners analyzed the financial projections for CFM for the years ended December 31, 2001 through 2007 and the financial projections for the STEAG Semiconductor Division for the years ended December 31, 2001 through 2004. Alliant Partners obtained a terminal valuation based on the average for three terminal value methods: Average Revenue Multiple derived from the comparable companies analysis applied to 2007 revenue; Average Revenue multiple derived from the comparable transactions analysis applied to 2007 revenue; and the Gordon Growth Model which assumed a long-term growth rate of 17%. In all cases, Alliant Partners used a discount rate of 22%. This analysis yielded estimated present values of equity for the STEAG Semiconductor Division and CFM of $861.1 million and $292.3 million, respectively.

Relative Contribution

   Alliant Partners analyzed the respective contributions of Mattson and CFM to the estimated total revenue for calendar years 1998 and 1999 and based on management's projections for 2000 and 2001. Alliant Partners also evaluated certain Balance Sheet contributions including cash, working capital, total assets, and stockholder's equity. Alliant Partners applied a weighting to the Income Statement and Balance Sheet analysis of 80% and 20%, respectively. Based on the above analysis, the relative contribution of Mattson and CFM is 75.52% and 24.48%, respectively, and when applied to the Adjusted Market Capitalization of Mattson produced an estimated equity value of CFM of $207.9 million.

   Alliant Partners analyzed the respective contributions of Mattson and the STEAG Semiconductor Division to the estimated total revenue and gross margin for calendar years 1999 and 2000 and based on management's projections for 2001. Alliant Partners also evaluated certain Balance Sheet contributions including cash, working capital, total assets, and stockholder's equity. Alliant Partners applied a weighting to the Income Statement and Balance Sheet analysis of 80% and 20%, respectively. Based on the above analysis, the relative contribution of the STEAG Semiconductor Division and Mattson is 51.93% and 48.07%, respectively, and when applied to the Adjusted Market Capitalization of Mattson, produced an estimated equity value of the STEAG Semiconductor Division of $701.6 million.

Pro Forma Transactions Analysis

   A pro forma merger analysis calculates the EPS accretion/(dilution) of the pro forma combined entity taking into consideration various financial effects which will result from consummation of the Transactions. This analysis relies upon certain financial and operational assumptions provided by equity research analysts, publicly available data about Mattson and CFM, and financial information for Mattson, the STEAG Semiconductor Division, and CFM prepared by their respective managements. Based on forecasts for Mattson and financial and operating information for the STEAG Semiconductor Division and CFM, the pro forma pooling analysis indicates EPS accretion, before amortization, for the combined company.

Conclusion

   While the foregoing summary describes certain analyses and factors that Alliant Partners deemed material in its presentation to the Mattson board of directors, it is not a comprehensive description of all analyses and factors considered by Alliant Partners. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of such methods to particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Alliant Partners believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying the Alliant Partners Opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by Alliant Partners. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusions reached by Alliant Partners are based on all analyses and factors taken as a whole and also on

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

application of Alliant Partners' own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. Alliant Partners therefore gives no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed. In performing its analyses, Alliant Partners considered general economic, market, and financial conditions and other matters, many of which are beyond the control of Mattson, the STEAG Semiconductor Division, and CFM. The analyses performed by Alliant Partners are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be purchased. Furthermore, no opinion is being expressed as to the prices at which shares of Mattson common stock may trade at any future time.

   Pursuant to the approval by the board of directors of Mattson on May 17, 2000, Alliant Partners has received a fee of $300,000 for the fairness opinion rendered to the Mattson board. For its financial advisory and investment banking services on the Transactions, Alliant Partners will also receive a success fee, in the event of the closing of the Transactions, of $2,000,000, against which Mattson will receive credit for the $300,000 fairness opinion fee. Mattson has also agreed to reimburse Alliant Partners for its out-of-pocket expenses and to indemnify and hold harmless Alliant Partners and its affiliates and any person, director, employee, or agent acting on behalf of Alliant Partners or any of its affiliates, or any person controlling Alliant Partners or its affiliates for certain losses, claims, damages, expenses, and liabilities relating to or arising out of services provided by Alliant Partners as financial advisor to Mattson. The terms of the fee arrangement with Alliant Partners, which Mattson and Alliant Partners believe are customary in transactions of this nature, were negotiated at arm's length between Mattson and Alliant Partners, and the Mattson board was aware of such fee arrangements.

   As part of its investment banking business, Alliant Partners is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, sales and divestitures, joint ventures and strategic partnerships, private financings, and other specialized studies. Alliant Partners was retained based on Alliant Partners' experience as a financial advisor in connection with mergers and acquisitions and in securities valuations generally, as well as Alliant Partners' investment banking relationship and familiarity with Mattson. Alliant Partners provided financial advisory and investment banking services on the Transactions and will be provided fees in accordance with the engagement letter covering these services as described above.

INTERESTS OF MATTSON'S DIRECTORS, OFFICERS, AND AFFILIATES IN THE TRANSACTIONS

   When considering the recommendation of Mattson's board of directors, Mattson stockholders should be aware that Mattson directors and officers have interests in the Transactions that are different from, or are in addition to, your interests. The Mattson board of directors was aware of these potential conflicts and considered them.

   As of the record date, Brad Mattson, the Chief Executive Officer and chairman of the board of Mattson, held options to purchase 21,163 shares of common stock of CFM exercisable within 60 days. These options were granted in connection with Mr. Mattson's service on the board of directors of CFM. These options will be converted into options for Mattson common stock under the terms of the Merger Agreement. Mr. Mattson took no part in the deliberations of the CFM board regarding the proposed merger transaction, and Mr. Mattson resigned from the CFM board effective April 26, 2000.

   John Savage, a director of Mattson, is also a partner at Alliant Partners, the technology merger and acquisition advisory firm that has provided Mattson with its opinion regarding the fairness of the proposed Transactions to Mattson's stockholders from a financial point of view. Mattson has entered into the Alliant Partners Agreement providing for Alliant Partners to act as financial advisor in connection with the Transactions. Under the Alliant Partners Agreement, Mattson has paid to pay Alliant Partners a fee of $300,000 to render an opinion as to the fairness from a financial point of view to Mattson's stockholders of the consideration to be provided by Mattson in connection with the Transactions. The Alliant Partners Agreement

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

further provides for a "success fee" of $2 million in the event the Transactions close, with the $300,000 fairness opinion fee being applied against such amount. Under the terms of the Alliant Partners Agreement, Mattson has also agreed to reimburse Alliant Partners reasonable expenses, and to indemnify Alliant Partners against any losses, claims, damages, or liabilities to which Alliant Partners may become subject in connection with its use of information that is provided to Alliant Partners by Mattson that is inaccurate in any respect or any other aspect of its rendering such services, unless it is finally judicially determined that such losses, claims, damages, or liabilities relating thereto arose only out of the gross negligence or willful misconduct of Alliant Partners. The Alliant Partners Agreement was determined based on arm's length negotiation and Mattson believes the terms of the Alliant Partners Agreement are no less favorable than could have been obtained from third party consultants and investment bankers.

CFM'S REASONS FOR THE MERGER

   The CFM board of directors believes that, despite CFM's success to date, increasing competition and industry consolidation has made it important for CFM to gain critical mass in order to compete with larger companies with substantially greater resources and broader, integrated product offerings. CFM's customers have made it clear that they prefer to deal exclusively with large equipment suppliers. As such, CFM's management has considered a number of alternatives for enhancing its size and competitive position, including additional sales of conventional wet bench products coupled with significant growth in the penetration of full-flow platforms, the acquisition of smaller companies that could extend CFM's product offerings and enhance the distribution of CFM's products and services, or a merger with a larger company. After approximately two years of trying to increase access to conventional "wet bench" equipment through strategic combinations, the board decided it was necessary for CFM to become part of a larger, higher-profile enterprise offering additional types of semiconductor manufacturing equipment in order to place CFM in the arena of large companies preferred by its customers. In the industry environment referred to above, the CFM board of directors identified several potential benefits for the CFM shareholders, employees and customers that it believes could result from a merger with Mattson. These potential benefits include:

  . providing CFM shareholders with shares of Mattson (which following the business combination with the STEAG Semiconductor Division will be one of the largest companies in the semiconductor processing equipment industry with annual sales expected to be over $500 million) in a tax-free exchange at a substantial premium over the prevailing market price for CFM common stock immediately prior to the announcement of the merger;

  . mitigating the risk of large changes in CFM's stock price due to significant variations in CFM's shipments from quarter to quarter;

  . dampening the magnitude of swings in the semiconductor chip market;

  . enabling the combined company, including the STEAG Semiconductor
    Division, to offer complementary product lines, which presents the opportunity to increase the breadth of products offered;

  . enabling the combined company to expand the utilization of CFM"s proprietary Direct-Displacement(TM) drying technology through application of that technology to complementary product lines;

  . eliminating the cost of continued litigation with certain STEAG
    Semiconductor Subsidiaries.

   The board of directors of CFM believes that the exchange ratio will result in a significant financial premium to the CFM shareholders. Based upon the $39.4375 per share closing price of Mattson common stock on June 27, 2000, the last trading day before the public announcement of the proposed merger, the merger implied a $20.5982 share price for CFM, representing a premium of 43.3 percent over CFM's closing price on June 27, 2000, of $14.375. The share prices of Mattson and CFM common stock have generally fluctuated in tandem since the announcement of the proposed merger.

   Historically, one of the greatest risks to CFM shareholders has been the extreme quarter to quarter fluctuations in operating results. CFM has derived substantially all of its net sales from the sale of a limited

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

number of wet processing systems which typically have list prices, before customer configurations, ranging from approximately $1.1 million to $3.0 million per system. Systems with custom configurations can be priced in excess of $4.1 million per system. At CFM's current revenue level, each sale or failure to make a sale can have a material effect on CFM. A cancellation, rescheduling or delay in a shipment near the end of a particular quarter may cause net sales in the quarter to fall significantly below CFM's expectations and thus may materially adversely affect CFM's operating results for such quarter. Events causing a shortfall in units sold during a particular quarter may also include a general downturn in the semiconductor chip or semiconductor equipment industry, a delay in acceptance of a unit by a customer for technical reasons, or other special circumstances. Such variations of a few units can cause relatively large swings in reported operating results and make the CFM stock price inherently more volatile and unpredictable than that of other companies that sell a much larger number of units at lower average selling prices in a quarter. The board of directors of CFM believes that a merger with Mattson, a much larger company, especially following consummation of the business combination with the STEAG Semiconductor Division, will significantly mitigate the effects of variation in CFM's revenue pattern.

   Mattson also participates in the semiconductor chip equipment market. Both Mattson's and CFM's businesses depend, in significant part, upon capital expenditures by manufacturers of semiconductor devices, which in turn depend upon the current and anticipated market demand for such devices and the products utilizing such devices. The semiconductor industry has been highly volatile and historically has experienced periods of oversupply, resulting in significantly reduced demand for capital equipment, including wet processing systems. Worldwide demand for semiconductor chips may grow more or less quickly or suffer a downturn. The board of directors of CFM believes that the combination of the two companies should serve to dampen the magnitude of swings in the semiconductor chip market, as larger companies have historically enjoyed financial returns superior to those of smaller companies in both up and down markets.

   Additionally, CFM expects the business combination between Mattson and the STEAG Semiconductor Division to expand its business among customers who have expressed a historical preference for conventional wet bench processing systems. CFM believes that the STEAG Semiconductor Division produces finely-engineered products which are well regarded in the industry with excellent customer acceptance. CFM expects to benefit through a combination of the efforts and know-how between CFM and the STEAG Semiconductor Division in wet bench processing equipment.

   In the course of its deliberations, the CFM board of directors reviewed with CFM's management and outside advisors a number of factors relevant to the merger, including the strategic overview and prospects for CFM. The CFM board of directors also considered the following potentially positive factors, among others, in connection with its review and analysis of the merger. The conclusion reached by the CFM board of directors with respect to each of the factors supported its determination that the Merger Agreement and the merger were fair to, and in the best interests of, CFM and its shareholders:

  . historical information concerning Mattson's and CFM's respective businesses, financial performance and condition, operations, technology, management and competitive position;

  . CFM management's view as to the financial condition, results of operations and businesses of Mattson and CFM before and after giving effect to the merger based on management due diligence and publicity, available earnings estimates and, in particular, the view that, in light of, among other things, market and industry conditions, the potential synergy and compatibility between CFM, the STEAG Semiconductor Division and Mattson, the financial strength of Mattson and the ability to leverage STEAG Semiconductor and Mattson sales network to increase sales of CFM's products, the long-term financial condition, results of operations, prospects and competitive position of the combined company would be better than the long-term financial condition, results of operations, prospects and competitive position of CFM on a stand-alone basis;

  . current financial market conditions and historical market prices, volatility and trading information with respect to Mattson common stock and CFM common stock, which supported a favorable view of Mattson's stock market presence and positive reputation with investors, as well as the greater liquidity of an investment in Mattson common stock compared to an investment in CFM common stock;

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  . the belief that the terms of the Merger Agreement, including the parties'
    representations, warranties and covenants, and the conditions to the parties' respective obligations, are reasonable;

  . the analyses prepared by UBS Warburg LLC and presented to the CFM board of directors, and the oral opinion of UBS Warburg LLC subsequently confirmed in writing, that as of June 28, 2000 and based upon and subject to certain considerations set forth in UBS Warburg's opinion (the full text of which is attached as Annex D-2 to this joint proxy statement-prospectus), the exchange ratio was fair, from a financial point of view, to the holders of CFM common stock, as described more fully under "Opinion of CFM's Financial Advisor;"

  . the impact of the merger on CFM's customers and employees; and

  . reports from management, legal advisors and financial advisors as to the results of their due diligence investigations of Mattson.

   The CFM board of directors also considered a number of potentially negative factors in its deliberations concerning the merger. The potentially negative factors considered by the CFM board of directors included:

  . the risk that, because the exchange ratio will not be adjusted for changes in the market price of either Mattson common stock or CFM common stock, the per share value of the consideration to be received by CFM shareholders might be less than the price per share implied by the exchange ratio immediately before the announcement of the merger due to fluctuations in the market value of Mattson common stock and CFM common stock;

  . the risk that the merger might not be completed in a timely manner or at all;

  . the negative impact of any customer or supplier confusion after announcement of the proposed merger;

  . the challenges relating to the integration of the three companies;

  . the loss of control over the future operations of CFM following the merger;

  . the possibility of management and employee disruption associated with the potential merger and integrating the operations of the companies, and the risk that, despite the efforts of the combined company, key management, marketing, technical and administrative personnel of CFM might not continue with the combined company;

  . certain terms of the Merger Agreement and related agreements that prohibit CFM and its representatives from soliciting third party bids or from entering into discussions regarding, accepting, approving or recommending unsolicited third party bids except in very limited circumstances, which terms would reduce the likelihood that a third party would make a bid for CFM;

  . the termination fee payable by CFM in certain circumstances (see "
    Termination of the Merger Agreement," beginning on page 93 of this joint proxy statement-prospectus);

  . the negative impact of the stock option agreement on CFM's ability to attract a higher bid from a third party;

  . the risks relating to Mattson's business and how they would affect the operations of the combined company;

  . the risk that the combined company will not be able to successfully integrate with the STEAG Semiconductor Division; and

  . the other risks described above under "Risk Factors" beginning on page 13 of this joint proxy statement-prospectus.

   CFM's board of directors believed that these risks were outweighed by the potential benefits of the merger.

   The foregoing discussion, information and factors considered by the CFM board of directors is not intended to be exhaustive but is believed to include all material factors considered by the CFM board of directors. In view of the wide variety of factors considered by the CFM board of directors, the CFM board of directors did not find it practicable to quantify or otherwise assign relative weight to the specific factors considered. In addition, the CFM board did not reach any specific conclusions on each factor considered, or any aspect of any particular factor, but conducted an overall analysis of these factors. Individual members of the CFM board may have given different weight to different factors. However, after taking into account all of the factors set forth above, the CFM board of directors unanimously agreed that the Merger Agreement and the merger were fair to, and in the best interests of, CFM and its shareholders and that CFM should proceed with the merger.

RECOMMENDATION OF CFM'S BOARD OF DIRECTORS

   The CFM board of directors believes that the merger is fair to CFM shareholders and in their best interest and, after careful consideration, unanimously approved and adopted the Merger Agreement and the merger contemplated thereunder. Therefore, CFM's board of directors unanimously recommends that CFM shareholders vote in favor of approval and adoption of the Merger Agreement.

OPINION OF CFM'S FINANCIAL ADVISOR, UBS WARBURG LLC

   On June 28, 2000, at a meeting of the CFM board held to evaluate the proposed merger, UBS Warburg delivered to the board a written opinion to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in the opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to the holders of CFM common stock.

   The full text of UBS Warburg's opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS Warburg. This opinion is attached as Annex D-2 and is incorporated into this joint proxy statement-prospectus by reference. UBS Warburg's opinion is directed only to the fairness, from a financial point of view, of the exchange ratio provided for in the merger and does not address any other aspect of the merger or any related transaction. The opinion does not address the underlying business decision of CFM to effect the merger or constitute a recommendation to any holder of CFM common stock as to how to vote with respect to any matters relating to the merger. Holders of CFM common stock are encouraged to read this opinion carefully in its entirety. The summary of UBS Warburg's opinion described below is qualified in its entirety by reference to the full text of its opinion.

   In arriving at its opinion, UBS Warburg:

  . reviewed certain publicly available business and historical financial information relating to CFM, Mattson, and the subsidiaries comprising the STEAG Semiconductor Division;

  . reviewed certain internal financial information and other data relating to the business and financial prospects of CFM, including estimates and financial forecasts prepared by management of CFM, that were provided to UBS Warburg by CFM and not publicly available;

  . reviewed certain internal financial information and other data relating to the businesses and financial prospects of each of Mattson and the STEAG Semiconductor Division, including estimates and financial forecasts prepared by the managements of each of Mattson and STEAG Semiconductor, that were provided to UBS Warburg by Mattson and the STEAG Semiconductor Division, respectively, and not publicly available;

  . conducted discussions with members of the senior managements of CFM, Mattson, and the STEAG Semiconductor Division;

  . reviewed publicly available financial and stock market data with respect to certain other companies in lines of business UBS Warburg believed to be generally comparable to those of CFM, Mattson, and the STEAG Semiconductor Division;

  . compared the financial terms of the merger with CFM and the business combination with the STEAG Semiconductor Division with the publicly available financial terms of certain other transactions which UBS Warburg believed to be generally relevant;

  . considered certain pro forma effects of the merger with CFM and the STEAG
    Semiconductor Division acquisition on the Mattson financial statements;

  . performed an analysis of the contributions of CFM, Mattson, and the STEAG
    Semiconductor Division to certain historical and projected financial results of the combined companies;

  . performed a discounted cash flow analysis of the pro forma combined
    Mattson, CFM, and the STEAG Semiconductor Division;

  . reviewed drafts of the Merger Agreement, the Combination Agreement and related agreements; and

  . conducted such other financial studies, analyses, and investigations, and considered such other information, as UBS Warburg deemed necessary or appropriate.

   In connection with its review, at CFM's direction, UBS Warburg did not assume any responsibility for independent verification of any of the information that UBS Warburg was provided or reviewed for the purpose of its opinion and, at CFM's direction, UBS Warburg relied on that information being complete and accurate in all material respects. In addition, at CFM's direction, UBS Warburg did not make any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of CFM, Mattson, or the STEAG Semiconductor Division, and was not furnished with any evaluation or appraisal.

   With respect to the financial forecasts, estimates and pro forma effects related thereto that it reviewed, UBS Warburg assumed, at the direction of CFM, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of CFM, Mattson, and the STEAG Semiconductor Division as to the future financial performance of their respective companies and the potential incremental revenue and other financial benefits (including the amount, timing and achievability thereof) resulting from the merger and the business combination. UBS Warburg also assumed, with CFM's consent, that the merger will be treated as a tax-free reorganization for federal income tax purposes. UBS Warburg's opinion is necessarily based on economic, monetary, market and other conditions existing, and information made available to UBS Warburg, on the date of its opinion.

   At CFM's direction, UBS Warburg was not asked to, and it did not, offer any opinion as to the material terms of the Merger Agreement, the form of the merger, or any related agreement to be entered into by CFM, including the interim patent license agreement between CFM, CFMT, Inc., and STEAG. In rendering its opinion, UBS Warburg assumed, with CFM's consent, that Mattson, M2C Acquisition Corporation, and CFM will comply with all the material terms of the Merger Agreement and that the merger will be validly consummated in accordance with its terms. At CFM's direction, UBS Warburg also assumed that the closing under the Combination Agreement, pursuant to which Mattson will acquire the STEAG Semiconductor Division, will occur contemporaneously with the effective time of the merger, that Mattson and STEAG will comply with all the material terms of the Combination Agreement, and that the transactions contemplated by the Combination Agreement will be validly consummated in accordance with its terms. UBS Warburg expressed no opinion as to the value of the Mattson common stock when issued in the merger or the prices at which the Mattson common stock will trade or otherwise be transferable after the announcement or consummation of the merger.

   In connection with rendering its opinion to CFM's board of directors, UBS Warburg performed a variety of financial analyses which are summarized below. The following summary is not a complete description of all of the analyses performed and factors considered by UBS Warburg in connection with its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the analysis of selected publicly traded companies and the analysis of selected transactions summarized below, no company or transaction used as a comparison is either identical or directly comparable to CFM, Mattson or the merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

   UBS Warburg believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS Warburg's analyses and opinion. None of the analyses performed by UBS Warburg was assigned greater significance by UBS Warburg than any other. UBS Warburg arrived at its ultimate opinion based on the results of all the analyses undertaken by it and assessed as a whole. UBS Warburg did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis.

   The estimates of CFM's, Mattson's, and the STEAG Semiconductor Division's future performance provided by these companies' respective managements in or underlying UBS Warburg's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS Warburg considered industry performance, general business and economic conditions and other matters, many of which are beyond CFM's, Mattson's and the STEAG Semiconductor Division's control. Estimates of the financial value of companies do not necessarily purport to be appraisals or reflect the prices at which companies actually may be sold.

   The exchange ratio provided for in the merger was determined through negotiation between CFM and Mattson and the decision to enter into the merger was solely that of CFM's board of directors. UBS Warburg's opinion and financial analyses were only one of many factors considered by CFM's board of directors in its evaluation of the merger and should not be viewed as determinative of the views of CFM's board of directors or management with respect to the merger or the exchange ratio provided for in the merger.

   The following is a brief summary of the material financial analyses performed by UBS Warburg and reviewed with CFM's board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS Warburg's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS Warburg's financial analyses.

Analysis of Selected Public Companies

   UBS Warburg compared selected financial information and operating statistics for CFM and Mattson with corresponding financial information and operating statistics of the following ten selected publicly held companies in the semiconductor capital equipment industry:

      Comparable Companies                              Comparable Large-Cap Companies
      --------------------                              ------------------------------
      --ASM International N.V.                            --Lam Research Corporation
      --Dainippon Screen Mfg. Co., Ltd.                   --Novellus Systems, Inc.
      --FSI International, Inc.
      --Gasonics International Corporation
      --Semitool, Inc.
      --SEZ Holdings AG
      --Speedfam-IPEC, Inc.
      --
       Varian Semiconductor Equipment Associates, Inc.

   UBS Warburg reviewed common equity market prices per share as multiples of latest twelve months earnings per share and estimated calendar years 2000 and 2001 earnings per share. UBS Warburg also reviewed enterprise values, calculated as equity value, plus debt, less cash, as multiples of latest twelve months revenue and estimated calendar years 2000 and 2001 revenue. UBS Warburg then compared the multiples derived from the selected companies with corresponding multiples for CFM and Mattson based on the closing prices of their common stock on June 23, 2000, as well as the multiples implied for CFM based on the exchange ratio provided for in the merger and the closing price of Mattson common stock on June 23, 2000. Multiples for the selected companies also were based on closing stock prices on June 23, 2000. Estimated financial data for the selected companies were based on publicly available research analyst estimates, and estimated financial data for CFM and Mattson were based on internal estimates of CFM's and Mattson's managements. This analysis indicated the following implied low, mean, median and high equity value and enterprise value multiples for the selected comparable companies and implied mean equity value and enterprise value multiples for the comparable large-cap companies, as compared to the multiples implied for CFM and Mattson based on the closing prices of their common stock on June 23, 2000 and the multiples implied for CFM based on the exchange ratio provided for in the merger and the closing price of Mattson common stock on June 23, 2000:

                                                                                         Implied
                                                                                       Multiples of
                                                    Mean                                   CFM
                          Multiples of Selected  Multiple of                           Technologies
                           Comparable Companies  Comparable  Multiples of                Based on
                          ----------------------  Large-cap      CFM      Multiples of   Exchange
                          Low  Mean Median High   Companies  Technologies   Mattson       Ratio
                          ---- ---- ------ ----- ----------- ------------ ------------ ------------
Equity Values as
 Multiple of:
Latest 12 months EPS....  32.0 93.7  82.2  157.4    49.5         NM(1)       119.3         NM(1)
Estimated 2000 EPS......  20.0 57.8  30.5  188.8    26.4         NM(1)        36.7         NM(1)
Estimated 2001 EPS......  13.9 21.7  20.5   38.9    20.3         NM(1)        22.4         NM(1)
Enterprise Value as a
 Multiple of:
Latest 12 Months
 Revenue................  2.13 5.17  3.11  18.32    7.42         1.77         4.95         3.66
Estimated 2000 Revenue..  1.51 3.42  2.26  10.69    4.77         1.34         3.32         2.75
Estimated 2001 Revenue..  1.24 2.56  1.78   7.05    3.55         1.10         2.32         2.26

--------
(1) Not meaningful because CFM did not have or is not projected to have, as the case may be, earnings for the applicable period.

Analysis of Selected Precedent Transactions

   UBS Warburg reviewed implied enterprise values in the following eleven selected transactions in the semiconductor capital equipment industry:

      Acquiror                               Target
      --------                               ------
      --Veeco Instruments, Inc.              --CVC, Inc.
      --Oerlikon-Buehrle Holding AG          --Plasma-Therm, Inc.
      --Photronics, Inc.                     --Align-Rite International, Inc.
      --STEAG Electronic Systems AG          --AG Associates, Inc.
      --FEI Company                          --Micrion Corporation
      --Speedfam International, Inc.         --Integrated Process Equipment, Corp.
      --Advanced Energy Industries, Inc.     --RF Power Products, Inc.
      --Eaton Corporation                    --Fusion Systems Corporation
      --LAM Research Corporation             --OnTrak Systems Corporation
      --Millipore Corporation                --Tylan General, Inc.
      --Plasma and Materials                 --Electrotech Equipment

   UBS Warburg reviewed enterprise values as multiples of latest twelve months revenues and estimated calendar year 2000 revenues. UBS Warburg then compared the implied multiples derived from the selected transactions with corresponding multiples for CFM based on the exchange ratio provided for in the merger and the closing price of the Mattson common stock on June 23, 2000. All multiples were based on publicly available information at the time of announcement of the relevant transaction. This analysis indicated the following implied low, mean, median and high enterprise value multiples for the selected transactions, as compared to the multiples implied for CFM based on the exchange ratio provided for in the merger and the closing price of the Mattson common stock on June 23, 2000:

                                                                        Implied
                                                     Multiples of      Multiples
                                                  Selected Precedent    of CFM
                                                     Transactions      Based on
                                                 --------------------- Exchange
                                                 Low  Mean Median High   Ratio
                                                 ---- ---- ------ ---- ---------
Enterprise Values as a Multiple of:
Latest 12 Months Revenue........................ 0.85 2.36  2.10  4.69   3.66
Estimated 2000 Revenue.......................... 1.20 2.66  2.22  4.95   2.75

   UBS Warburg also analyzed the premium to be paid per share of CFM common stock over selected periods based on the Mattson common stock closing price on June 23, 2000 and compared it to the premiums paid in the selected precedent transactions over similar time periods. The following table summarizes the results of this analysis:

                                                           Premium Based On
                                                          Stock Prices Prior
                                                           to Announcement
                                                         ----------------------
                                                         30 Days 7 Days   1 Day
                                                         ------- ------   -----
Low.....................................................   16.4%  (0.6)%  (2.9)%
Mean....................................................   56.9%  32.5 %  27.0 %
Median..................................................   42.1%  30.0 %  20.7 %
High....................................................  151.2% 105.5 %  94.9 %
CFM(1)..................................................  156.4%  77.8 %  84.0 %

--------
(1) Based on the closing price of the CFM common stock thirty days, seven days, and one day prior to June 23, 2000.

Discounted Cash Flow Analysis

   UBS Warburg performed a discounted cash flow analysis of the pro forma combined Mattson, CFM, and the STEAG Semiconductor Division using operating projections provided by the respective companies' managements. In performing its discounted cash flow analysis, UBS Warburg considered various assumptions and applied valuation parameters that it deemed appropriate. Utilizing the projections provided by such managements, UBS Warburg calculated the theoretical discounted present value per share for CFM (based on the exchange ratio in the merger) after giving effect to the merger by adding together (a) the projected future stream of unleveraged free cash flow through December 31, 2004 and (b) the projected continuing value of the combined company at December 31, 2004, defined as the terminal value. The terminal value was calculated based on earnings before interest, taxes, depreciation and amortization multiples of 12x to 14x. The cash flow streams and the terminal values were then discounted to present values using a range of discount rates from 15% to 21%. By adding the present value of the cash flow streams and terminal value and subtracting the net debt, a range of implied equity values was determined. Based on the analysis above, UBS Warburg arrived at an implied equity value per share valuation range of CFM (based on the exchange ratio in the merger) after giving effect to the merger of $20.43 to $29.78 per share.

Contribution Analysis

   UBS Warburg reviewed the contributions of CFM, Mattson, and the STEAG Semiconductor Divsion to the combined company's fiscal 1999 revenues, estimated calendar year 2000 revenue and estimated calendar year 2001 revenues, EBIT and net income (such estimates based on internal estimates of the respective companies' managements), as well as book value at 1999 fiscal year end. Based on the exchange ratio provided for in the merger and the closing price of Mattson common stock on June 23, 2000, this analysis indicated the following relative contributions of CFM, Mattson, and the STEAG Semiconductor Division, as compared to the percentages that CFM, Mattson, and the STEAG Semiconductor Division would each constitute of the combined company's equity value and enterprise value:

                                                     Percentage Contribution to
                                                          Combined Company
                                                     ---------------------------
                                                                       STEAG
                                                                   Semiconductor
                                                     Mattson CFM     Division
                                                     ------- ----  -------------
Equity Value........................................  56.0%  12.2%     31.9%
Enterprise Value....................................  50.1%  12.2%     37.7%
Revenue 1999 .......................................  34.7%  10.6%     54.7%
      2000E.........................................  39.0%  11.5%     49.6%
      2001E.........................................  39.6%   9.9%     50.5%
Estimated 2001 EBIT.................................  58.8%   0.5%     40.7%
Estimated 2001 Net Income...........................  64.2%   1.2%     34.6%
Fiscal 1999 Book Value..............................  71.7%  27.9%      0.3%

Other Factors

   In rendering its opinion, UBS Warburg also reviewed and considered other factors, including:

  . that, based upon the internal estimates of the managements of CFM and Mattson and excluding any expense associated with the amortization of goodwill or other intangibles arising from the merger, the merger is expected to be dilutive to Mattson's earning per share for calendar year 2000 and accretive to Mattson's earnings per share for calendar year 2001;

  . that, based upon the internal estimates of the managements of Mattson, CFM, and the STEAG Semiconductor Division and excluding any expenses associated with the amortization of goodwill or other intangibles arising from the Transactions are expected to be dilutive to Mattson's earning per share for calendar year 2000 and accretive to Mattson's earning per share for calendar year 2001; and

  . historical market prices and volumes for the CFM common stock and Mattson common stock and the relationship between movements in the CFM common stock and movements in the Mattson common stock.

Miscellaneous

   CFM paid to UBS Warburg a fee of $350,000 in connection with the delivery of the UBS Warburg opinion, and has agreed to pay to UBS Warburg for its financial advisory services upon completion of the merger a transaction fee equal to 1.25% of transaction value, determined at closing. In addition, CFM has agreed to reimburse UBS Warburg for its reasonable expenses, including reasonable fees and disbursements of its counsel, and to indemnify UBS Warburg and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

   CFM selected UBS Warburg as its financial advisor in connection with the merger because UBS Warburg is an internationally recognized investment banking firm with substantial experience in similar transactions. UBS Warburg is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

   In the ordinary course of business, UBS Warburg, its successors and affiliates may actively trade the securities of CFM and Mattson for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in these securities.

INTERESTS OF CFM'S DIRECTORS, OFFICERS, AND AFFILIATES IN THE TRANSACTIONS

   When considering the recommendation of CFM's board of directors, CFM shareholders should be aware that CFM directors and officers have interests in the Transactions that are different from, or are in addition to, your interests. The CFM board of directors was aware of these potential conflicts and considered them.

 Stock Options

   As of the record date, Brad Mattson, the Chief Executive Officer and Chairman of the board of Mattson, held 21,163 options in CFM exercisable within 60 days. These options were granted in connection with Mr. Mattson's service on the board of directors of CFM. These options will be converted into options for Mattson common stock under the terms of the Merger Agreement. Mr. Mattson took no part in the deliberations of the CFM board regarding the proposed merger transaction, and Mr. Mattson resigned from the CFM board effective April 26, 2000.

 Employment Arrangements

   Under the terms of the Merger Agreement, certain members of CFM's board of directors and executive management team will become officers and/or members of the board of directors of Mattson, as follows:

   James J. Kim will become a member of the board of directors of Mattson.

   Roger A. Carolin will serve as the President of Mattson's Wet Processing
Group.

   Christopher F. McConnell, the Chairman of the Board of CFM, is party to the McConnell Severance Agreement. Roger Carolin is party to the Carolin Severance Agreement. The McConnell Severance Agreement provides, among other things, that for 5 years from the date of its execution, unless earlier terminated by the mutual agreement of the parties, following any Change of Control Event (as defined therein), if Mr. McConnell's employment is terminated by the employer Without Cause or by Mr. McConnell for a Good Reason Event (as such terms are defined in McConnell Severance Agreement):

  . any options to purchase common stock of the employer shall vest immediately as of the date of such termination;

  . the employer shall pay the employee his annual target bonus for the then-current fiscal year on a pro rata basis;

  . the employer shall pay the employee 24 monthly payments equal to one-twelfth of the employee's then-current annual base salary plus annual target bonus.

   Additionally, if Mr. McConnell's employment is terminated for a Good Reason Event, the employer shall be entitled to 26 days of consulting time from the employee during the 6 months following termination and for any additional days agreed to by Mr. McConnell, the employer shall pay Mr. McConnell $3,500 a day.

   The Carolin Severance Agreement provides, among other things, that for 5 years from the date of its execution or two years following a Change in Control Event (as defined therein), whichever is longer, unless earlier terminated by the mutual agreement of the parties, following a Change in Control Event, if Mr. Carolin's employment is terminated by the employer Without Cause or by Mr. Carolin for a Good Reason Event (as such terms are defined in the Carolin Severance Agreement):

  . any options to purchase common stock of the employer shall vest immediately as of the date of such termination;

  . the employer shall pay the employee his annual target bonus for the then-current fiscal year on a pro rata basis;

  . the employer shall pay the employee 24 monthly payments equal to one-twelfth of the employee's then-current annual base salary plus annual target bonus.

   Additionally, if Mr. Carolin's employment is terminated for a Good Reason Event, the employer shall be entitled to 26 days of consulting time during the 6 months following termination and for any additional days agreed to by Mr. Carolin, the employer shall pay Mr. Carolin $3,100 a day.

   Lorin J. Randall, the Secretary and Chief Financial Officer of CFM, is a party to the Employment Agreement. The Employment Agreement provides, among other things, that for 5 years from the date of its execution, unless earlier terminated by the mutual agreement of the parties, following any Change of Control Event (as defined therein), if Mr. Randall's employment is terminated:

   (1) by the employer Without Cause (as defined in the Employment Agreement):

  . if the termination occurs within 18 months of a Change of Control Event the employer will pay Mr. Randall:

    . his annual target bonus for the current fiscal year on a pro rata basis;

    . monthly compensation equal to one-twelfth of Mr. Randall's then-current annual base salary plus annual target bonus for a period of 18 months following the date of termination.

  . If a Change of Control Event occurs during the one-year period following Mr. Randall's termination, the employer shall pay Mr. Randall:

    . his annual target bonus for the then-current fiscal year on a pro rata basis;

    . monthly compensation equal to one-twelfth of Mr. Randall's then-current annual base salary plus annual target bonus for a period of 18 months following the date of termination;

    . fully vested options to purchase a number of shares of common stock of the employer equal to the number of unvested options held by Mr. Randall and cancelled at the time of termination. The purchase price of each such share shall equal the lowest share purchase price of any of the cancelled options or the fair market value of a share of common stock of the employer on the date of the Change of Control Event, whichever is lower. All other terms of the newly granted option shall be similar to the terms of the cancelled options.

   (2) by Mr. Randall upon a Good Reason Event:

  . any options to purchase common stock of the employer and held by Mr. Randall shall vest immediately as of the date of such termination;

  . the employer will pay Mr. Randall his annual target bonus for the current fiscal year on a pro rata basis;

  . Mr. Randall shall agree to serve as a consultant to CFM for up to 26 days during the 6 months after his termination; and

  . the employer will pay Mr. Randall 18 monthly payments equal to one-twelfth of his then-current annual base salary plus annual target bonus and the amount of $3,000 for each day of consulting Mr. Randall agrees to in excess of 26 days.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

   The following discussion summarizes material federal income tax consequences of the merger to holders of CFM common stock, and to Mattson, M2C Acquisition Corporation, and CFM. The discussion is based on the current provisions of the Internal Revenue Code of 1986, as amended (the Code), existing and proposed Treasury Regulations, interpretive rulings of the Internal Revenue Service and court decisions, all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the continuing validity of this summary.

   Holders of CFM common stock should be aware that this discussion does not deal with federal income tax considerations that may be relevant to individual shareholders in light of their particular circumstances or to shareholders who are subject to special treatment under the Code. Thus, for example, the discussion may not be applicable to tax-exempt organizations, financial institutions, nonresident alien individuals or foreign entities. Other shareholders also may have special considerations, including those who are subject to alternative minimum tax provisions of the Code, who own, or are deemed to own, a significant amount of Mattson common stock prior to the merger, who do not hold their shares of CFM common stock as capital assets or who acquired their shares in connection with stock option plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws, the tax consequences to holders of options to acquire CFM common stock and to holders of CFM common stock exercising dissenters rights, or the tax consequences of transactions effectuated before, after or concurrently with the merger, including any transactions in which shares of CFM common stock are acquired or shares of Mattson common stock are sold, exchanged or otherwise disposed of.

   It is expected that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, that Mattson, M2C Acquisition Corporation, and CFM will each be a party to a reorganization within the meaning of Section 368(b) of the Code and that no gain or loss will be recognized by a stockholder of CFM as a result of the merger with respect to the shares of CFM common stock that are converted solely into Mattson common stock. However, a shareholder of CFM may recognize gain or loss with respect to the receipt of cash in lieu of the issuance of fractional shares of Mattson common stock. Neither Mattson nor CFM will request a ruling from the Internal Revenue Service in connection with the merger.

   The Merger Agreement provides that the obligation of CFM to complete the merger is subject to the receipt of a written opinion from its counsel, Ballard Spahr Andrews & Ingersoll, LLP, that the tax consequences of the merger shall be as set forth above. CFM does not have any current intention to waive this condition regarding the tax opinion. However, CFM shareholders should be aware that such opinion of counsel will not bind the IRS or any court, and that the IRS may assert a contrary position. This tax opinion will be made subject to assumptions and qualifications, including the truth and accuracy of representations made by CFM and Mattson in certificates to be delivered to counsel by the respective managements of CFM and Mattson.

   If the merger were to fail to qualify as a reorganization under section 368(a) of the Code, then CFM shareholders would recognize taxable gain or loss with respect to each share of CFM common stock surrendered equal to the difference between the shareholders basis in the share and the fair market value, as of the effective time of the merger, of the Mattson common stock received in exchange for such share.

   The preceding discussion is not a complete analysis or discussion of all potential tax effects relevant to the merger. Holders of CFM common stock are urged to consult their own tax advisers as to the specific consequences of the merger to them, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effects of any proposed changes in the tax laws.

ANTICIPATED ACCOUNTING TREATMENT OF THE TRANSACTIONS

   Mattson intends to account for the Transactions as a "purchase" of the STEAG Semiconductor Division and CFM by Mattson for financial reporting and accounting purposes, in accordance with generally accepted accounting principles. The purchase accounting treatment of the transactions will result in a purchase price in excess of net assets acquired. This number is expected to be in the $350 to $450 million range based on the market price of Mattson stock at the time of announcement of the Transactions and the current value of the net assets. The allocation of the purchase price among net assets acquired, in-process research and development, goodwill and other intangibles will be determined using independent appraisers. It is anticipated that the goodwill and other intangibles will be amortized by Mattson over a period of three to seven years.

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REGULATORY FILINGS AND APPROVALS REQUIRED TO COMPLETE THE TRANSACTIONS

   The Transactions are subject to the requirements of the HSR Act which prevents reportable transactions from being completed until statutory waiting periods expire or are terminated. During such waiting periods, the Antitrust Division of the Department of Justice or the Federal Trade Commission may request the parties to provide, voluntarily or otherwise, certain information relevant to their review. Mattson, STEAG and CFM have already received the required clearances under both the HSR Act and the German Cartel Act with respect to the Transactions.

   The requirements of the HSR will be satisfied if the Transactions are completed within one year from the termination of the waiting period. During or after the statutory waiting periods, and even after completion of the Transactions, either the Antitrust Division of the Department of Justice or the Federal Trade Commission could challenge or seek to block the Transactions under the antitrust laws, as it deems necessary or desirable in the public interest. Foreign competition agencies with jurisdiction over the Transactions could also initiate action to challenge or block the Transactions. In addition, a competitor, customer, or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the Transactions, before or after they are completed. Mattson, STEAG, and CFM cannot be sure that a challenge to the Transactions will not be made or that, if a challenge is made, Mattson, STEAG, and CFM will prevail. If either of the Transactions is blocked, then neither can be completed.

   None of Mattson, STEAG, or CFM is aware of any other material governmental or regulatory approval required for completion of the Transactions, other than the effectiveness of the registration statement of which this joint proxy statement-prospectus is a part, and compliance with applicable corporate laws of Delaware, Pennsylvania, the Federal Republic of Germany, and the corporate laws of the countries in which any of the STEAG Semiconductor Subsidiaries may be located.

APPRAISAL OR DISSENTERS' RIGHTS

   Under Section 262 of the Delaware General Corporation Law, Mattson stockholders who do not vote in favor of or consent to a merger are not entitled to appraisal rights if the stock subject to such merger is designated as a National Market System Security on an interdealer quotation system by the National Association of Securities Dealers, Inc. and the consideration to be received in such merger consists of stock listed on a national securities exchange or designated as a National Market System Security on an interdealer quotation system by the National Association of Securities Dealers, Inc. Because Nasdaq is designated as such a system and the Mattson common stock is and will continue to be quoted on Nasdaq, holders of Mattson common stock are not entitled to appraisal rights with respect to the merger.

   Under Pennsylvania law, CFM shareholders are entitled to dissent from the merger and instead demand payment from CFM of the fair value of their shares. To claim dissenters' rights, CFM shareholders must comply with the following requirements:

  . Before the shareholder vote on the Merger Agreement is taken, CFM shareholders must deliver to CFM written notice of their intent to demand payment for their shares if the merger is effected.

  . CFM shareholders must not vote their shares in favor of the merger and the Merger Agreement at the CFM shareholder meeting.

  . If CFM shareholders notify CFM of their intent to demand dissenters' rights, CFM will send them written notice after the completion of the merger, indicating when and how to demand payment for their shares. After receiving the notice, they must demand payment for their shares in the manner required by the notice sent by CFM.

  . CFM shareholders must certify to CFM the date they acquired beneficial ownership of their shares.

  . CFM shareholders must deposit the certificates representing their shares in the manner required by the notice they receive from CFM.

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   If CFM shareholders do not comply with the requirements outlined above, they will not be entitled to receive payment for their shares under the dissenters' rights provisions of Pennsylvania law.

   If CFM shareholders comply with the outlined requirements, promptly following the later of the date of effectiveness of the merger or the date CFM received demand for payment, CFM will pay to dissenting CFM shareholders the amount CFM estimates to be the fair value of their shares of CFM common stock. Within 30 days of receipt of CFM's remittance of payment or estimate of the fair value, if CFM shareholders believe CFM's estimate of the fair value of their shares is incorrect, CFM shareholders may notify CFM in writing of their own estimate of the fair value of their shares of CFM common stock and demand payment of their estimate. Within 60 days of the later to occur of the effectuation of the merger, timely receipt of the shareholder's demand for payment and timely receipt of an estimate of fair value from the shareholder, if demand for payment of the shares remains unsettled, CFM may request the fair value be determined by a court. YOUR DISSENTERS' RIGHTS ARE SET OUT IN THEIR ENTIRETY IN SECTIONS 1571-1580 OF THE PENNSYLVANIA BUSINESS CORPORATION LAW, WHICH IS ATTACHED TO THIS JOINT PROXY STATEMENT-PROSPECTUS AS ANNEX E.

RESTRICTIONS ON SALES OF SHARES BY AFFILIATES

   The shares of Mattson common stock to be issued to CFM shareholders in the merger will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, except for shares of Mattson common stock issued to any person who is an affiliate of Mattson. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control of Mattson and may include some of their respective officers and directors, as well as their respective principal shareholders. Affiliates may not sell their shares of Mattson common stock acquired in the Transactions except pursuant to (1) an effective registration statement under the Securities Act covering the resale of those shares, (2) an exemption under paragraph (d) of Rule 145 under the Securities Act or (3) any other applicable exemption under the Securities Act.

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                  THE STRATEGIC BUSINESS COMBINATION AGREEMENT

   This section of the joint proxy statement-prospectus describes the material terms of the Strategic Business Combination Agreement between Mattson and STEAG dated as of June 27, 2000 (the "Combination Agreement"). While Mattson and CFM believe this description covers the material terms of the Combination Agreement, this summary may not contain all of the information that is important to you. This description is qualified in its entirety by reference to the Combination Agreement attached as Annex A hereto, which Mattson and CFM urge you to read carefully.

Result of Business Combination

   Pursuant to the Combination Agreement, Mattson will directly or indirectly acquire 100% of the issued and outstanding capital stock, equity ownership, or its equivalent, of the following STEAG Semiconductor Subsidiaries which comprise the STEAG Semiconductor Division: STEAG RTP Systems GmbH, STEAG MicroTech GmbH, STEAG RTP Systems, Inc., STEAG CVD Systems Ltd., STEAG CVD Systems, Inc., STEAG Cutek, Inc., STEAG Electronic Systems Inc., STEAG Electronic Systems (UK) Ltd., STEAG Electronic Systems South East Asia PTE Ltd., STEAG Electronic Systems Korea Ltd., and STEAG Electronic Systems Japan Co., Ltd.

Organization of New German Corporation

   In connection with the Combination Agreement, STEAG has recently organized under German law a new corporation, STEAG Electronic Systems Semiconductor GmbH ("Newco"). Prior to the closing, STEAG will transfer all of the capital stock it owns in each STEAG Semiconductor Subsidiary organized or incorporated outside of Germany and the United States to Newco and, at STEAG's option, may also transfer to Newco all of the capital stock STEAG owns in the STEAG Semiconductor Subsidiaries incorporated in the United States. At the closing, STEAG will transfer to Mattson all of the capital stock of Newco, each of the STEAG Semiconductor Subsidiaries organized in Germany, and each of the STEAG Semiconductor Subsidiaries incorporated in the United States not previously transferred to Newco.

Closing of The Business Combination; Consideration

   At the closing of the business combination, Mattson will receive all of the shares of Newco and the other STEAG Semiconductor Subsidiaries, and will in exchange issue and deliver to STEAG 11,850,000 shares of Mattson common stock and US$100,000. Mattson, at its option, may elect to increase the consideration paid to STEAG by also delivering to STEAG a promissory note if STEAG would otherwise have a right to terminate the Combination Agreement due to the market price of Mattson common stock at the time for closing. See "Termination-- Optional Termination" beginning on page 78 of this joint proxy statement-prospectus. Mattson shall also assume certain obligations of STEAG and STEAG AG, and will grant options to purchase 850,000 shares of Mattson common stock to directors, officers, and employees of the STEAG Semiconductor Division under existing Mattson stock option plans, with an exercise price equal to the fair market value of Mattson common stock on the date of the closing and under terms consistent with outstanding Mattson stock options.

Time of Closing

   If all of the conditions to the business combination contained in the Combination Agreement are satisfied or waived, the Combination Agreement provides that the closing will occur as soon as practicable following January 1, 2001.

   If prior to December 1, 2000, all of the mutual closing conditions have been satisfied, Brad Mattson has executed and delivered the Stockholder Agreement, and all of the other closing conditions (other than those conditions which, by their nature, can only be satisfied by delivery of securities, documents, or other

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

instruments on the closing date) would have been either satisfied or waived by the relevant party were the closing to occur at such time, and simultaneously, the same situation applies under the Merger Agreement with CFM, then the parties will take the following pre-closing steps prior to the actual closing:

  . Mattson and STEAG will each deliver or cause to be delivered to the other the closing certificates and legal opinions that would otherwise be required at the closing;

  . Mattson and STEAG will each execute and deliver the Stockholder
    Agreement, and will also execute and deliver the Transition Services Agreement (described in further detail below) and such other agreements as would have been required at the closing;

  . Mattson will execute and deliver to STEAG an irrevocable acknowledgement and waiver of the satisfaction or waiver of the closing conditions applicable to Mattson and the waiver of Mattson's termination rights under the Combination Agreement and STEAG will execute and deliver to Mattson an irrevocable acknowledgement and waiver of the satisfaction or waiver of the closing conditions applicable to STEAG and the waiver of STEAG's termination rights under the Combination Agreement.

   However, despite taking these pre-closing steps, the actual closing shall not occur, and STEAG shall not sell or transfer to Mattson, and Mattson shall not acquire ownership of the STEAG Semiconductor Subsidiaries, prior to January 1, 2001.

Post-Closing Cash Adjustments

   The following adjustments will be made with regard to the profits and losses, cash position, and working capital of the STEAG Semiconductor Division following the closing:

  . As promptly as practicable, but in no event more than 60 days following the closing date, Mattson will prepare and deliver to STEAG (i) audited income statements of STEAG RTP Systems GmbH and STEAG MicroTech GmbH for the year ended December 31, 2000 (the "Year 2000 Income Statements"), and
    (ii) a statement of the aggregate cash and cash equivalents of the combined STEAG Semiconductor Subsidiaries as of December 31, 2000 (the "Closing Cash Statement" and, together with the Year 2000 Income Statements, the "Closing Financial Statements"). The Year 2000 Income Statements shall be prepared in accordance with German GAAP. The Closing Cash Statement shall be certified by PricewaterhouseCoopers.

  . Within 5 days after the Closing Financial Statements become final in accordance with the Combination Agreement, in accordance with certain profit transfer and loss absorption agreements between STEAG, on the one hand, and each of STEAG RTP Systems GmbH and STEAG MicroTech GmbH, on the other hand, (i) Mattson will cause each of STEAG RTP Systems GmbH and STEAG MicroTech GmbH to transfer its net profit, if any, for fiscal year 2000 to STEAG, or (ii) STEAG will reimburse each of STEAG RTP Systems GmbH and STEAG MicroTech GmbH for its net loss, if any, for fiscal year 2000, as the case may be.

  . If, after taking into account any profit and loss reimbursement as provided above, the aggregate cash balance of the combined STEAG Semiconductor Subsidiaries would exceed $10,075,000, Mattson shall cause the additional cash in excess of $10,075,000 to be transferred to STEAG at the time of any payments as provided above; provided, that Mattson shall not be obligated to transfer more than DM20,000,000 of such excess cash. If, after taking into account any profit and loss reimbursement as provided above, the aggregate cash balance of the combined STEAG Semiconductor Subsidiaries would be less than $10,075,000, STEAG shall contribute to the STEAG Semiconductor Subsidiaries (allocated among the STEAG Semiconductor Subsidiaries as agreed by the parties) cash in the amount of such deficit at the time of any payments as provided above; provided, that STEAG shall not be obligated to contribute more than DM20,000,000 of such deficit.

  . Under certain circumstances, at the time of any contribution or reimbursement to or from the STEAG Semiconductor Subsidiaries pursuant to the post-closing adjustments described above, as the case may be, STEAG may be required to contribute to the STEAG Semiconductor Subsidiaries (or the profit to be transferred to STEAG shall be reduced by) an amount equal to $12,300,000.


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Conditions to The Business Combination

 Conditions to the Obligations of Each Party.

   The obligations of Mattson and STEAG to complete the business combination are subject to the following conditions:

  . approval by the stockholders of Mattson of the proposed issuance of shares of Mattson common stock pursuant to the Combination Agreement;

  . the absence of any legal proceeding, action, law, or regulation challenging, prohibiting or making the business combination illegal;

  . receipt of all consents and approvals of governmental entities necessary to consummate the business combination;

  . listing on Nasdaq of the Mattson common stock to be issued in the business combination;

  . Newco being the owner of the outstanding capital stock of all of the STEAG Semiconductor Subsidiaries incorporated or organized outside the U.S. and Germany; and

  . concurrent closing of the merger between Mattson and CFM.

 Conditions to the Obligations of Mattson.

   The obligations of Mattson to complete the business combination are also subject to the following conditions:

  . compliance by STEAG and the STEAG Semiconductor Subsidiaries with their obligations under the Combination Agreement and the representations and warranties made by STEAG in the Combination Agreement being true and correct in all material respects as of the date of the Combination Agreement and the closing date of the business combination;

  . receipt by Mattson from STEAG of a certificate certifying that the closing conditions that apply to STEAG under the Combination Agreement have been satisfied;

  . all required consents and approvals for the contemplated transactions shall have been obtained and all required filings shall have been made;

  . no material adverse effect shall have occurred or be reasonably likely to occur with respect to the business, operations, assets, liabilities, results of operations, cash flows or condition of the STEAG Semiconductor Subsidiaries taken as a whole;

  . STEAG shall have executed the Stockholder Agreement (described in further detail below);

  . counsel for STEAG in the United States shall have delivered to Mattson a legal opinion in the form agreed to by the parties;

  . STEAG shall have executed a Transition Services Agreement;

  . Mattson shall have received the written resignations, effective as from the closing date, of the directors of all STEAG Semiconductor
    Subsidiaries, except for those employee/directors whom the parties have mutually agreed to retain immediately following the closing; and

  . Mattson shall have received the share certificates evidencing the outstanding capital stock of Newco, each of the STEAG Semiconductor Subsidiaries incorporated or organized in Germany and each of the STEAG Semiconductor Subsidiaries incorporated in the U.S. that STEAG has not previously transferred to Newco, the documents and instruments required for the notarization and transfer of the outstanding Newco and German and U.S. STEAG Semiconductor Subsidiary shares and such other closing and transfer documents as Mattson shall reasonably request to effect and consummate the business

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

   combination and the transactions contemplated thereby, in each case in form and substance reasonably satisfactory to Mattson and its counsel.

 Conditions to the Obligations of STEAG.

   The obligations of STEAG to complete the business combination are also subject to the following conditions:

  . compliance by Mattson with its obligations under the Combination Agreement and the representations and warranties made by Mattson in the Combination Agreement being true and correct in all material respects as of the date of the Combination Agreement and the closing date of the business combination;

  . receipt by STEAG from Mattson of a certificate certifying that the closing conditions that apply to Mattson under the Combination Agreement have been satisfied;

  . all required consents and approvals for the contemplated transactions shall have been obtained and all required filings shall have been made;

  . no material adverse effect shall have occurred or be reasonably likely to occur with respect to the business, operations, assets, liabilities, results of operations, cash flows, or condition of Mattson and its subsidiaries, taken as a whole, on a consolidated basis;

  . delivery by Mattson to STEAG of the share certificates evidencing the 11,850,000 Mattson shares and such other documents and instruments as STEAG shall reasonably request to effect and consummate the business combination and the transactions contemplated thereby, in each case in form and substance reasonably satisfactory to STEAG and its counsel;

  . Mattson and Brad Mattson's execution and delivery to STEAG of the Stockholder Agreement, and the taking of the actions required under the Stockholder Agreement;

  . Mattson's execution and delivery to STEAG of the Transition Services Agreement;

  . STEAG's receipt of a written opinion from Mattson's legal counsel in the form to be agreed to by the parties; and

  . grant by Mattson of the 850,000 stock options granted to directors, officers, and employees of the STEAG Semiconductor Division with an exercise price equal to the fair market value of Mattson common stock on the closing date.

Representations and Warranties

   The Combination Agreement contains customary representations and warranties of Mattson, STEAG, and the STEAG Semiconductor Subsidiaries relating to, among other things, aspects of the respective businesses of the companies and other matters. The representations and warranties expire upon the termination of the Combination Agreement or closing of the business combination.

Covenants; Conduct of Business Prior To The Business Combination

 Affirmative Covenants of STEAG.

   STEAG has agreed that, prior to the closing, STEAG will:

  . carry on the business of the STEAG Semiconductor Subsidiaries in the ordinary course of business in substantially the same manner as before;

  . pay and cause to be paid the debts and taxes of the STEAG Semiconductor Subsidiaries when due, and pay and perform other obligations when due; and


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

  . use all reasonable efforts to preserve intact the business organizations and keep available the services of the present officers, employees, and consultants of the STEAG Semiconductor Subsidiaries, and preserve the STEAG Semiconductor Subsidiaries' relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with the STEAG Semiconductor Subsidiaries.

 Negative Covenants of STEAG.

   STEAG has agreed that, prior to the closing, except with the prior written consent of Mattson or as expressly contemplated by the Combination Agreement or previously disclosed to Mattson, STEAG shall not allow any of the STEAG Semiconductor Subsidiaries to do or permit any of the following:

  . cause or permit any amendments to any of their organizational or charter documents;

  .  declare or pay any dividends;

  . accelerate, amend, or change the period of exercisability or vesting of options;

  . issue, deliver, or sell any shares of their capital stock other than issuances pursuant to the exercise of stock options outstanding as of the date of the Combination Agreement;

  . transfer to any person or entity any intellectual property rights other than in the ordinary course of business consistent with past practice;

  . enter into or amend any agreements pursuant to which any party is granted exclusive marketing or other exclusive rights of any type;

  . sell, lease, license, or otherwise dispose of or encumber any of their material properties or assets except in the ordinary course of business consistent with past practice;

  . incur any indebtedness for borrowed money or guarantee any such debt other than intercompany loans which loans will be cancelled at or prior to the closing;

  . enter into, amend or terminate certain agreements which would adversely affect the business of the STEAG Semiconductor Subsidiaries;

  . pay, discharge, or satisfy any claim or liability in excess of $2,000,000 arising other than in the ordinary course of business;

  . make any capital expenditures or capital improvements in excess of $2,000,000 beyond the amounts provided in the operations plans for the STEAG Semiconductor Subsidiaries in effect as of the date of the Combination Agreement;

  . materially reduce the amount of any material insurance coverage other than in the ordinary course of business;

  . terminate or waive any right of substantial value other than in the ordinary course;

  . amend any STEAG Semiconductor Subsidiary employee benefit plan or adopt any plan that would constitute an employee benefit plan, or hire any new executive officer-level employee or hire additional employees such that the number of worldwide employees of the STEAG Semiconductor Subsidiaries exceeds, in the aggregate, 120% of the worldwide aggregate number of such employees on the date of the Combination Agreement, pay any special bonus, or increase the benefits, salaries, or wage rates of employees except in the ordinary course of business;

  . grant any severance or termination pay or benefits to any director or officer or to any other employee of a U.S. STEAG Semiconductor Subsidiary except payments made pursuant to any written agreement outstanding as of the date of the Combination Agreement or previously disclosed to Mattson;

  . acquire or agree to acquire by merging into or consolidating with, or by purchasing a substantial portion of the assets of, any business or corporation;


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

  . make or change any material tax election, or adopt or change any material accounting method with respect to taxes other than in the ordinary course; and

  . revalue any assets, including writing down the value of inventory other than in the ordinary course.

 Affirmative Covenants of Mattson.

   Mattson has agreed that, prior to the closing,

  . Mattson shall carry on its business in the ordinary course and in substantially the same manner as before, pay the debts and taxes of itself and its subsidiaries when due, pay and perform other obligations when due, and use all reasonable efforts to preserve intact its business organizations, keep available the services of its present officers, key employees, and consultants, and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with Mattson, to the end that its good will and ongoing businesses shall be unimpaired at the time of the closing.

  . Mattson shall prepare and file with the SEC, at its own expense, a joint proxy statement-prospectus relating to the Mattson stockholder proposal to be presented for voting and adoption at meetings of the Mattson stockholders and CFM shareholders. Mattson shall duly call, give notice of, convene, and hold the Mattson stockholders' meeting as promptly as practicable to consider and vote on the Mattson stockholder proposal. Subject to its fiduciary obligations under applicable law, the board of directors of Mattson shall recommend to its stockholders the approval of the Mattson stockholder proposal.

  . For a period of two years following the closing, Mattson shall provide or cause benefits to be provided to all employees of the STEAG Semiconductor Subsidiaries who were employees of U.S. STEAG Semiconductor Subsidiaries immediately prior to the closing that are no less favorable in the aggregate to the benefits provided to such STEAG Semiconductor Subsidiaries employees on the date of the Combination Agreement, and thereafter shall provide such STEAG Semiconductor Subsidiaries employees with benefits comparable to those provided to similarly-situated and located employees of Mattson. Time of service with the STEAG Semiconductor Subsidiaries shall be credited for all purposes, other than benefit accrual, under any comparable plans maintained by Mattson, except to the extent such credit would result in a duplication of benefits.

  . Mattson shall use reasonable commercial efforts to cause the Mattson shares issuable pursuant to the terms of the Combination Agreement to be listed on Nasdaq, subject to official notice of issuance, as promptly as practicable after the date of the Combination Agreement and in any event prior to the closing.

 Negative Covenants of Mattson.

   Mattson has agreed that, prior to the closing, except with the prior written consent of STEAG or as expressly contemplated by the Combination Agreement or previously disclosed to STEAG, it shall not:

  . cause or permit any amendments to its Certificate of Incorporation or Bylaws;

  .  declare or pay any dividends;

  . sell, transfer, convey, assign, or otherwise dispose of any of its material assets or properties except sales of inventory in the ordinary course of business and consistent with past practice;

  . waive, release, or cancel any claims against third parties, debts owing to it, or rights valued in excess of $5,000,000;

  . make any change to its accounting systems, policies, principles, or practices, except as required by law or by any change in generally accepted accounting principles;

  . authorize or make any capital expenditures in excess of $25,000,000 in the aggregate;


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  .  make or change any tax election or accounting method, settle or compromise any material tax dispute, or waive or extend the statute of limitations on any tax liability except in filing for extensions of tax returns or in the ordinary course of business and consistent with past practice;

  . sell, lease, license, or otherwise dispose of any material properties or assets, except in the ordinary course of business;

  . settle or compromise any suit or claim involving payment of more than $10,000,000;

  . issue, sell, transfer, or pledge any of its shares, or securities convertible into its shares, or options, or warrants exercisable for its shares, other than issuances of common stock pursuant to the exercise of options previously granted, the issuance of up to 4,500,000 shares of Mattson common stock, plus the assumption of unexercised options to purchase shares of CFM common stock, in the merger with CFM, additional options to acquire Mattson common stock granted under the terms of any employee or director stock option plan in the ordinary course, or the issuance of up to 2,000,000 shares of Mattson common stock in connection with acquisitions of assets or businesses; and

  . adopt a plan or agreement of complete or partial liquidation, merger, or reorganization.


 Mutual Covenants of Mattson and STEAG.

   Mattson and STEAG have agreed that from the date of the Combination Agreement, each party shall:

  . use its reasonable commercial efforts to take all action required of it to satisfy the conditions set forth in the Combination Agreement, and otherwise fulfill its respective obligations under the terms of the Combination Agreement and facilitate the consummation of the transactions contemplated by the Combination Agreement;

  .  cooperate in the preparation of the joint proxy statement-prospectus;

  . each of the parties and their respective counsel and advisors shall have reasonable access during normal business hours to all books, records, assets, and contracts of or relating to the other party, in each case to complete such party's respective diligence investigation;

  . confer on a regular and frequent basis with one or more representatives of the other party to report material operational matters and the general status of ongoing operations;

  . continue to abide by the terms of the previously executed Mutual Non-Disclosure Agreement dated February 25, 2000;

  . consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of the Combination Agreement and the transactions contemplated by the Combination Agreement;

  . use all reasonable efforts to file, as promptly as practicable, all notices, reports, and other documents required to be filed by such party with any governmental entity with respect to the Combination Agreement and the transactions contemplated by the Combination Agreement and to submit promptly any additional information requested by any such governmental entity;

  . use all reasonable efforts to resolve any objections that may be asserted by any governmental entity with respect to the transactions contemplated by the Combination Agreement under any U.S. or foreign antitrust law;

  . each party shall, and shall cause their respective subsidiaries to, take all reasonable actions necessary to comply promptly with all of the legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by the Combination Agreement; and

  . cooperate in the preparation, execution, and filing of all tax returns and other tax documents in connection with the transactions contemplated by the Combination Agreement.

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Limitation on Other Negotiations

   Prior to the termination of the Combination Agreement (the "Exclusivity Period"), STEAG will not take any action to solicit, initiate, seek, encourage, or support any inquiry, proposal, or offer (whether written or oral) from, furnish any information to, or participate in any negotiations with, any corporation, partnership, person, or other entity or group (other than discussions with Mattson) regarding any acquisition of STEAG or the STEAG Semiconductor Subsidiaries, any merger or consolidation with or involving STEAG or the STEAG Semiconductor Subsidiaries, or any acquisition of any material portion of the stock or assets of STEAG or any of the STEAG Semiconductor Subsidiaries. STEAG agrees that any such negotiations in progress as of the date of the Combination Agreement will be terminated or suspended during the Exclusivity Period. During the Exclusivity Period, STEAG will immediately notify Mattson regarding any contact by any third party regarding any offer, proposal or inquiry regarding any such acquisition or financing of STEAG or any of the STEAG Semiconductor Subsidiaries. In no event will STEAG or any of the STEAG Semiconductor Subsidiaries accept or enter into an agreement concerning any such third party transaction during the Exclusivity Period. During the Exclusivity Period, STEAG will immediately notify Mattson regarding any contact by any third party regarding any offer proposal or inquiry regarding any such acquisition.

   During the Exclusivity Period, Mattson will not take any action to solicit, initiate, seek, or encourage any inquiry, proposal or offer (whether written or oral) from any corporation, partnership, person or other entity or group (other than discussions with STEAG), or, except in response to an unsolicited inquiry, proposal or offer (whether written or oral) from any such person, furnish any information to, or participate in any negotiations with any such person, regarding (i) any merger or consolidation with or involving Mattson which would result in the stockholders of Mattson prior to such transaction owning less than 50% of the capital stock of the surviving corporation, or any acquisition of any material portion of the stock or assets of Mattson, or (ii) any acquisition, whether by merger, stock acquisition, asset acquisition, joint venture, partnership or otherwise, by Mattson of any business which competes with STEAG or the STEAG Semiconductor Subsidiaries in the RTP, CVD, wet processing or copper-plating businesses. Mattson agrees that any such negotiations in progress as of the date of the Combination Agreement will be terminated or suspended during the Exclusivity Period. In no event will Mattson accept or enter into an agreement concerning any such third party transaction during the Exclusivity Period. During the Exclusivity Period, Mattson will immediately notify STEAG regarding any contact by any third party regarding any offer, proposal or inquiry regarding any such acquisition.

Additional Agreements and Covenants

 Integration Committee.

   To facilitate transition and integration planning, Mattson, STEAG, and CFM will maintain an integration committee consisting of the Chief Executive Officers of Mattson, STEAG, and CFM, Ludger Viefhues (a STEAG Semiconductor Division executive), and the future head of integration planning for Mattson, which will continue to develop the organization and staffing plan prior to closing. As of the closing, in accordance with the procedures for establishing committees set forth in Mattson's Bylaws, the Mattson board of directors will establish and appoint an "Executive Staffing Committee" consisting of Dr. Jochen Melchior and Brad Mattson (and, if agreed by Mattson and STEAG, one additional representative of each of STEAG and Mattson), which will remain in place for one year following closing, and will be responsible during that period for making key personnel decisions (including the hiring and firing of Mattson's Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and division general managers). A mutually acceptable independent Mattson board member will be appointed by Mattson and STEAG as a tiebreaker in the event the Executive Staffing Committee reaches deadlock on an issue.

 Regulatory Approvals.

   Each party shall use all reasonable efforts to file, as promptly as practicable after the date of the Combination Agreement, all notices, reports, and other documents required to be filed by such party with any

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governmental entity with respect to the business combination and the other transactions contemplated by the Combination Agreement, and to submit promptly any additional information requested by any such governmental entity. STEAG and Mattson shall, promptly after the date of the Combination Agreement, prepare and file the notifications required under the HSR Act in connection with the business combination, and such filings as are required under the German Cartel Act. Each party shall use all reasonable efforts to furnish to each other all information required for any application or other filing to be made in connection with the business combination and the other transactions contemplated by the Combination Agreement. The parties have already obtained the required clearance under the HSR Act and the German Cartel Act.

 STEAG Intercompany Indebtedness.

   Prior to the closing, STEAG will take such action as is reasonably necessary to cause all indebtedness of any of the STEAG Semiconductor Subsidiaries to STEAG or any of its affiliates (other than another STEAG Semiconductor Subsidiary), other than certain excluded indebtedness, to be cancelled without any payment on the part of such STEAG Semiconductor Subsidiary. As of the date of the Combination Agreement, the amount of indebtedness of the STEAG Semiconductor Subsidiaries to STEAG that will be forgiven pursuant to this provision was approximately DM200,000,000.

 Non-Solicitation of Employees.

   Each of Mattson and STEAG agree that, without the prior written consent of the other, they will not, and will cause their controlled affiliates not to, during the term of the Combination Agreement and for a period of one year from the date of termination of the Combination Agreement, directly or indirectly (including through instruction to its agents) solicit for employment any person who is now employed by the other; provided, however, that neither Mattson nor STEAG nor any of their respective affiliates is prohibited from making general, public solicitations for employment for any position or from employing any current employee of the other party who contacts the party on his or her own initiative and without impermissible solicitation by such party.

 Directors; Nominating Committee; Officers.

   Mattson shall cause the actions required to be taken as of closing under
Section 1 of the Stockholder Agreement to be taken on or prior to the closing date, including (a) causing the board of directors of Mattson to be expanded from five to seven members; (b) causing two persons designated by STEAG to be appointed to the board of directors of Mattson; (c) causing one of the STEAG designees to be named Chairman of the board of directors of Mattson; and (d) causing Mattson's Bylaws to be amended.

 Company Name.

   The name of the company after the consummation of the transactions contemplated by the Combination Agreement will be Mattson or such other name, if any, which the parties, acting through the Integration Committee, mutually determine to be more beneficial to the company's business, such determination to be made in a timely manner. In the event that a different name is agreed upon, Mattson shall take such corporate and other action as is reasonably necessary to effect such name change. Within one year after the closing date, Mattson will cause the names of each of the STEAG Semiconductor Subsidiaries to be changed so as to no longer include the name "STEAG," and from and after the first anniversary of the closing date, Mattson shall, and shall cause its subsidiaries to, otherwise discontinue the use of the name "STEAG." Notwithstanding the foregoing, Mattson and its subsidiaries may continue to use any current product names and trademarks containing the name "STEAG" to the extent associated with any products currently manufactured and sold by the STEAG Semiconductor Division, as well as modified, but otherwise substantially similar, versions of such products.

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

Termination

 Optional Termination.

   The Combination Agreement may be terminated at any time prior to the closing by action taken or authorized by the board of directors or the supervisory board, as applicable, of the terminating party or parties and, except as provided below, whether before or after approval of the Mattson stockholder proposal by the stockholders of Mattson:

  . by mutual written consent of Mattson, STEAG and CFM;

  . by either Mattson or STEAG, if the closing shall not have occurred on or before February 28, 2001 (the "Termination Date"); provided, however, that the right to terminate the Combination Agreement shall not be available to any party whose failure to fulfill any obligation under the Combination Agreement has been the cause of, or resulted in, the failure of the closing to occur on or before the Termination Date;

  . by either Mattson or STEAG, if any governmental entity (i) shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining, or otherwise prohibiting the transactions contemplated by the Combination Agreement, and such order, decree, ruling, or other action shall have become final and nonappealable or (ii) shall have failed to issue an order, decree, or ruling or to take any other action, and such denial of a request to issue such order, decree, ruling or take such other action shall have become final and nonappealable, in the case of each of (i) and (ii) which is necessary to fulfill the conditions set forth in Article VII of the Combination Agreement, as applicable; provided, however, that the right to terminate the Combination Agreement under this provision shall not be available to any party whose failure to use their reasonable commercial efforts has been the cause of such action or inaction;

  . by either Mattson or STEAG, if the approval of the stockholders of Mattson contemplated by the Combination Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of Mattson stockholders (including any adjournment or postponement thereof) at which the vote was taken; provided, however, that a party shall not be permitted to terminate the Combination Agreement pursuant to this provision if the failure to obtain such approval is attributable to a failure on the part of such party to perform any material obligation required to be performed by such party;

  . by STEAG, if (i) Mattson shall have materially breached its obligations under the Combination Agreement by reason of a failure to call the Mattson stockholders meeting in accordance with the Combination Agreement or a failure to prepare and mail to its stockholders the proxy statement,
    (ii) Mattson's board of directors shall have failed to recommend that Mattson's stockholders vote in favor of approval of the proposal to issue the shares under the Combination Agreement or shall have withdrawn, modified, or changed in a manner adverse to STEAG such recommendation, whether or not permitted by the terms of the Combination Agreement (iii) Mattson shall have entered into a definitive acquisition agreement for an acquisition transaction involving Mattson, (iv) an acquisition transaction involving Mattson shall have occurred, (v) Mattson shall have materially breached its obligations to not solicit or enter into an acquisition transaction, or (vi) Brad Mattson shall have materially breached his obligations under the voting agreement;

  . by STEAG if (i) any of Mattson's representations and warranties shall have been inaccurate as of the date of the Combination Agreement or shall have become inaccurate as of a date subsequent to the date of the Combination Agreement (as if made on such subsequent date), such that the closing condition with respect to Mattson's representations and warranties would not be satisfied or (ii) any of Mattson's covenants contained in the Combination Agreement shall have been breached such that the closing condition with respect to Mattson's covenants would not be satisfied; provided, however, that if an inaccuracy in Mattson's representations and warranties arising as of a date subsequent to the date of the

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

   Combination Agreement is curable by Mattson by the Termination Date and Mattson is continuing to exercise all reasonable efforts to cure such inaccuracy, then STEAG may not terminate the Combination Agreement under this provision on account of such inaccuracy;

  . by STEAG, if the 20-trading day average closing stock price immediately preceding the date two business days prior to the time of satisfaction of the closing conditions is less than $20.00. However, STEAG shall not be permitted to terminate the Combination Agreement pursuant to this provision if the 20-trading day average closing stock price is at least $15.78, provided that Mattson, in its sole discretion, elects to deliver to STEAG at the closing a note (as described below) as additional consideration for the sale of the STEAG Semiconductor Subsidiaries shares by STEAG to Mattson, which note is in a principal amount equal to the product obtained by multiplying 11,850,000 by the shortfall between $20.00 and such 20-trading day average closing stock price, and in any event up to a maximum principal amount of approximately $50 million. The note will be an unsecured promissory note payable by Mattson with a term of three years, with simple interest payable annually at LIBOR plus 2%;

  . by Mattson if (i) Mattson shall have entered into a definitive acquisition agreement for an acquisition transaction or (ii) an acquisition transaction involving Mattson shall have occurred;

  . by Mattson, if STEAG shall have materially breached its obligations to not solicit or enter into an acquisition transaction, but only if such breach results in STEAG entering into a third party acquisition agreement prohibited by such provision or otherwise materially adversely affects Mattson's ability to consummate the transactions contemplated by the Combination Agreement; or

  . by Mattson if (i) any of STEAG's representations and warranties shall have been inaccurate as of the date of the Combination Agreement or shall have become inaccurate as of a date subsequent to the date of the Combination Agreement (as if made on such subsequent date), such that the condition to closing with respect to STEAG's representations and warranties would not be satisfied or (ii) any of STEAG's covenants contained in the Combination Agreement shall have been breached such that the condition to closing with respect to STEAG's covenants would not be satisfied; provided, however, that if an inaccuracy in the representations and warranties of STEAG arising as of a date subsequent to the Combination Agreement is curable by STEAG by the Termination Date and STEAG is continuing to exercise all reasonable efforts to cure such inaccuracy, then Mattson may not terminate the Combination Agreement under this provision on account of such inaccuracy.

   In the event of termination of the Combination Agreement and abandonment of the business combination, neither party (or any of its directors or officers) shall have any liability or further obligation to any other party to the Combination Agreement, except as provided below with respect to the effect of termination, and except that (i) nothing herein will relieve any party from liability for any material breach of the Combination Agreement and (ii) the agreements regarding the listing of the Mattson shares on Nasdaq, the provisions regarding the effect of termination, and the provisions regarding certain payments by Mattson, shall survive.

 Automatic Termination.

   Upon the termination for any reason of the Merger Agreement prior to the consummation of the business combination, the Combination Agreement shall automatically terminate without any further action on the part of either party.

   If the Combination Agreement automatically terminates by reason of the termination of the Merger Agreement by Mattson under certain circumstances , then Mattson shall promptly, but in no event later than three business days following the date of such termination (or such later date as STEAG shall request), make a nonrefundable cash payment to STEAG in an amount equal to the aggregate amount of all actual and documented fees and expenses (including all attorneys' fees, accountants' fees, financial advisory fees and filing fees) that have been paid by or on behalf of STEAG in connection with the preparation and negotiation of the Combination Agreement or otherwise in connection with the business combination, provided that in no event shall such amount exceed $5,000,000, such amount to be payable by wire transfer of immediately available funds to an account designated by STEAG.

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

   If the Combination Agreement automatically terminates by reason of the termination of the Merger Agreement by Mattson or CFM under circumstances obligating (or potentially obligating) CFM to pay Mattson the termination fee specified in the Merger Agreement, then Mattson shall, within three business days of receipt of such termination fee or any portion thereof, remit to STEAG one-half of the amount actually received by Mattson from CFM.

 Effect of Termination.

   If STEAG shall terminate the Combination Agreement because of a breach by Mattson in relation to obtaining the stockholder approval or as result of Mattson materially breaching its obligations to not solicit or enter into an acquisition transaction or Brad Mattson having materially breached his obligations under the voting agreement, or if Mattson shall terminate the Combination Agreement as a result of entering into an acquisition transaction, then Mattson shall promptly, but in no event later than the date of such termination, pay STEAG a nonrefundable fee in an amount equal to $20,000,000, payable by wire transfer of immediately available funds to an account designated by STEAG.

   If Mattson shall terminate the Combination Agreement because STEAG has entered into a third party acquisition transaction prohibited by the Combination Agreement, then STEAG shall promptly, but in no event later than the date of such termination, pay Mattson a nonrefundable fee in an amount equal to $20,000,000, payable by wire transfer of immediately available funds to an account designated by Mattson.

   If the Combination Agreement is terminated by Mattson because of a misrepresentation or a breach of covenant by STEAG and, as a result of such termination, STEAG is required to pay CFM the $40 million fee specified in the Interim Patent License Agreement dated June 28, 2000 between CFM, CFM, Inc., a subsidiary of CFM, and STEAG, Mattson shall, immediately upon request from STEAG, provide written notice that it is required to make or has made such payment to CFM, remit to CFM or STEAG, as the case may be, one-half of the amount to be paid as so paid by STEAG to CFM, provided that Mattson shall not be required to make any payment in advance of, or in an amount greater than, a payment by STEAG.

Indemnification

   Subject to certain limitations, STEAG will indemnify and hold harmless Mattson, its affiliates and its and their respective officers, directors, agents, attorneys, and employees from and against any and all losses, costs, damages, liabilities, and expenses arising from claims, demands, actions, and causes of action, including, without limitation, legal fees, arising out of any misrepresentation or breach of the representations and warranties by STEAG regarding due incorporation, due authorization, non-contravention, capital structure, and taxes. Subject to certain limitations, Mattson will indemnify, defend and hold harmless STEAG, its affiliates and its and their respective officers, directors, agents, attorneys and employees from and against any and all damages arising out of any misrepresentation or breach of the representations and warranties by Mattson regarding due incorporation, non-contravention, and capitalization.

   The representations and warranties of STEAG pertaining to due incorporation, due authorization, noncontravention, and its capital structure, and the representations and warranties of Mattson pertaining to due incorporation, due authorization, its capital structure and noncontravention, shall survive the closing and continue in full force and effect for a period of one year following the closing. The representation and warranty by STEAG that at the closing Mattson will receive good and valid title to all the shares of Newco and each STEAG Semiconductor Subsidiary incorporated or organized in Germany and each STEAG Semiconductor Subsidiary incorporated in the U.S. that STEAG does not contribute or otherwise transfer to Newco, and that Newco will hold good and valid title to each STEAG Semiconductor Subsidiary that STEAG contributes or transfers to Newco, free and clear of any encumbrances, and the representation and warranty by Mattson that all of the shares of Mattson, and all the shares to be issued to STEAG, when issued in accordance with the Combination Agreement, will be duly and validly authorized and issued and outstanding, fully paid, and nonassessable, shall both survive indefinitely. Finally, the representations and warranties of STEAG pertaining to its tax liability shall survive for 30 days after the expiration of the applicable statute of limitations.

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                 AGREEMENTS RELATED TO THE BUSINESS COMBINATION

Stockholder Agreement

   The following describes the material terms of the Stockholder Agreement between Mattson, STEAG, and Brad Mattson. The full text of the Stockholder Agreement is attached as Annex B to this joint proxy statement-prospectus and is incorporated by this reference. Mattson encourages you to read the entire Stockholder Agreement.

 Board Representation, Executive Staffing, Nominating Committee, and Voting Arrangements

   As of the closing of the business combination and during the term of the Stockholder Agreement:

  . Mattson's board of directors will consist of seven members, two of whom will be STEAG board designees, one of whom will be the Chief Executive Officer of Mattson, and the remaining four of whom will be incumbent independent directors (or their successors, at least three of whom shall be independent directors), Mattson may also cause one designee of CFM to serve on the Mattson board of directors in place of an incumbent director to the extent required under the Merger Agreement with CFM;

  . Dr. Jochen Melchior, a STEAG board designee, will serve as Chairman of the board of Mattson;

  . Brad Mattson will be Vice Chairman of the board and Chief Executive
    Officer of Mattson;

  . Ludger Viefhues will be Chief Operating Officer/President of Mattson;

  . an Executive Staffing Committee comprised of Brad Mattson, Dr. Melchior and, subject to the mutual consent of Mattson and STEAG, one additional representative of each of Mattson and STEAG, will be established and remain in place for one year and be responsible for key personnel decisions (including hiring and firing of Mattson's Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and division general managers). One independent director may be appointed by Mattson and STEAG to serve as tiebreaker in the event the committee reaches deadlock;

  . a STEAG designee will be nominated by Mattson to fill the seat of any STEAG board designee or any successor thereto if such designee or successor for any reason ceases to be a director of Mattson at any time prior to the expiration of its designated term as director, as well as at each annual meeting of Mattson's stockholders at which the term of a STEAG board designee will expire;

  . Mattson's Bylaws will establish a nominating committee to evaluate and propose nominees for directors to succeed the board designee of CFM, any independent director or any vacancies not provided for above. The committee will be comprised of three board members, at least one of whom must be a STEAG board designee. For a period of three years from the date of closing, the committee can only nominate nominees by unanimous approval. The board of directors may act to elect and appoint a nominee if the committee fails to nominate a nominee within four months after a board seat becomes vacant;

  . Brad Mattson and STEAG agree to be present and vote affirmatively for the election of nominees as described above at each meeting of the Mattson stockholders where directors are to be elected; and

  . whenever a proposed transaction between Mattson and STEAG (or any of its affiliates) is submitted to Mattson stockholders for approval, STEAG will vote its shares of voting stock regarding the proposal in the same proportion as all shares of voting stock not owned by STEAG and represented and voting with regard to the proposal. This voting arrangement does not apply to proposed transactions between Mattson and Mattson stockholders generally or transactions otherwise provided for in the Stockholder Agreement.

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 Standstill Restrictions Regarding STEAG Purchases of Additional Mattson Voting
 Stock and Restrictions Regarding STEAG Participation in Solicitations

   STEAG and its majority-owned and controlled affiliates will not directly or indirectly acquire, agree to acquire or make a tender or exchange offer to acquire any additional shares of Mattson voting stock except:

  . if prior disinterested director approval has been obtained for the acquisition;

  . if the acquisition is necessary to maintain STEAG's aggregate percentage of beneficial ownership of Mattson's outstanding voting stock (as of the closing of the business combination) following an additional issuance of voting stock by Mattson;

  . if the acquisition is pursuant to a stock issuance by Mattson in respect of a stock split, stock dividend, recapitalization or similar corporate transaction, or upon exercise of securities issued pursuant to rights distributed to common stockholders generally; and

  . transfers of voting stock between STEAG and any affiliate that agrees to be bound by the terms and conditions of the Stockholder Agreement and to hold such voting stock subject to all obligations and restrictions applicable to STEAG under the Stockholder Agreement. If such affiliate ceases to be an affiliate of STEAG, then such affiliate shall transfer the voting stock back to STEAG or an affiliate of STEAG.

   Without prior disinterested director approval, STEAG and its majority-owned and controlled affiliates may not:

  . solicit or in any way participate, directly or indirectly, in a solicitation of proxies with respect to any Mattson voting stock (except in connection with the election of directors as set forth above);

  . make any public announcement regarding any acquisition proposal, as defined in the Stockholder Agreement, not solicited or approved by Mattson's board of directors;

  . deposit shares of voting stock in a voting trust or subject such shares to any other voting arrangement or agreement with any other person or group aside from Mattson or others within STEAG's control group; or

  . form or join any group with any person other than those within STEAG's control group for the purpose of voting, holding, purchasing or disposing of Mattson voting stock or taking any of the prohibited actions regarding voting stock set forth above.

   The above prohibitions and restrictions shall be suspended, but not terminated, when any person or group (other than Mattson, STEAG or an affiliate of STEAG), without the prior approval of Mattson's board of directors:

  . commences a tender offer for purposes of Rule 14d-2 under the Securities
    Exchange Act of 1934;

  . acquires beneficial ownership of more than 20% of the outstanding shares of Mattson voting stock; or

  . acquires beneficial ownership of more than 10% of the outstanding shares of Mattson voting stock and also commences or publicly announces an intent to effect a change of control of Mattson.

   The prohibitions and restrictions described above will terminate upon the earlier of (i) five years from the closing of the business combination or (ii) the termination of the Stockholder Agreement as described below.

 Right of First Offer to Purchase Additional Common Stock

   Prior to any sale or issuance by Mattson of any shares of Mattson common stock, STEAG shall have a right of first offer to purchase its proportional share of such common stock on terms which are at least as favorable to STEAG as the terms on which Mattson proposes to sell such common stock to any other

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prospective investor. This right of first offer is subject to certain exceptions including, among others, sales and issuances by Mattson of common stock in an amount up to 1.0% of the outstanding common stock as of the date of the Stockholder Agreement, in the case of any single transaction, or up to 2.5% of the outstanding common stock as of the date of the Stockholder Agreement, in the aggregate, in connection with any equipment financing in excess of $10,000,000 or any technology licensings, research or development agreements or asset acquisitions approved by Mattson's board of directors.

   This right of first offer terminates upon the closing of any acquisition transaction resulting in a change of control of Mattson, the sale of all or substantially all of Mattson's assets or the termination of the Stockholder Agreement as described below, whichever occurs first.

 Restrictions on Transfers of Common Stock by STEAG

   For a one-year lockup period following the date of the closing of the business combination, STEAG shall not directly or indirectly transfer or dispose of any common stock of Mattson except: (i) with prior disinterested director approval, or (ii) transfers to affiliates of STEAG permitted under certain terms and conditions as set forth in the Stockholder Agreement.

   Following the initial one-year lockup period described above, STEAG shall not directly or indirectly transfer or dispose of any common stock of Mattson without first giving Mattson the chance to purchase such common stock pursuant to Mattson's right of first refusal as set forth in the Stockholder Agreement, except: (i) pursuant to a bona fide public offering registered under the Securities Act and conducted through an underwriter or otherwise so as not to result in the transfer of 5% or more beneficial ownership of Mattson's outstanding common stock to a single person or group other than a qualified institutional buyer purchasing securities for investment purposes; (ii) pursuant to Rule 144 (but not 144A) under the Securities Act; or
(iii) transfers to affiliates of STEAG permitted under certain terms and conditions as set forth in the Stockholder Agreement.

   Also following the one-year lockup period, STEAG shall not directly or indirectly sell or transfer more than 2.4 million shares of Mattson common stock in a transaction or series of related transactions to a single person or group, except: (i) with disinterested director approval; (ii) as permitted under the exceptions listed in the preceding paragraph; (iii) pursuant to an acquisition transaction (as defined in the Stockholder Agreement) that will result in a change of control and has received disinterested director approval or approval by a majority of Mattson stockholders, excluding STEAG; (iv) after the third anniversary of the date of closing of the business combination, or
(v) in response to any tender or exchange offer made by another person or group (other than Mattson, STEAG or an affiliate of STEAG) to purchase or exchange for consideration all outstanding voting stock of Mattson if such person or group has acquired beneficial ownership of more than 20% of the outstanding Mattson common stock.

 Registration Rights

   STEAG is entitled to the following registration rights under the Stockholder
Agreement:

  . the right to include its shares of Mattson common stock in a registration of common stock effected by Mattson under the Securities Act for sale after the one-year lockup period; and

  . the right, up to once every 12 months, to request registrations of its shares of Mattson common stock on Form S-3 for sale after the one year lockup period.

   The Stockholder Agreement contains customary provisions regarding expenses of registration, indemnification, Exchange Act reporting, assignment of registration rights, "market stand-off" agreements, termination of registration rights and limitations on subsequent registration rights.

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 Notice of Common Stock Transfers by Brad Mattson

   With certain limited exceptions, Brad Mattson is obligated to give prior notice to STEAG of any sale or transfer of Mattson common stock by Brad Mattson.

 Effective Date and Termination of the Stockholder Agreement

   The Stockholder Agreement is effective upon the closing of the business combination.

   Except with respect to: (i) rights and obligations of the parties with respect to registration rights which by their terms expressly survive termination of the Stockholder Agreement, and (ii) general provisions contained in Section 8 of the Stockholder Agreement entitled "Miscellaneous", the Stockholder Agreement shall terminate upon termination of the Combination Agreement or the earliest to occur of:

  . STEAG's beneficially owning less than 20% of the outstanding common stock of Mattson;

  . STEAG's beneficially owning 50% or more of the outstanding common stock of Mattson, but not as a result of STEAG's violation of standstill restrictions on the acquisition of common stock or prohibitions regarding participation in solicitations; or

  . material breach by Mattson of any of its material obligations under the Stockholder Agreement.

Voting Agreement Between STEAG and Brad Mattson

   The following describes the material terms of the voting agreement between STEAG and Brad Mattson. The voting agreement was entered into as an inducement to STEAG to enter into the Combination Agreement with Mattson.

 Voting of Shares

   From the date of the voting agreement through the earlier of the date when the Combination Agreement is terminated or the business combination becomes effective, Brad Mattson agrees that:

  . at any meeting of Mattson stockholders, he will be present and voting and cause the Mattson securities owned by him as of the record date to be voted in favor of the proposals to Mattson stockholders that are a condition to consummation of the business combination;

  . in the event written consents are solicited for the proposals described above, he will execute, with respect to the Mattson securities owned by him as of the record date, a written consent or written consents to such proposed actions; and

  . he will not cause or permit the Mattson securities owned by him as of the applicable record date to be voted in favor of, and will not cause or permit the execution of written consents with respect to such securities consenting to a transaction by Mattson which would cause Mattson to breach or allow STEAG to terminate the Combination Agreement.

 Restrictions on Transfer of Securities and Voting Rights

   Brad Mattson also agrees that during that same period, he will not cause or permit any of the Mattson securities owned by him as of the date of the voting agreement (i) to be transferred unless any such transferee agrees to be bound by and to hold such securities subject to the same terms and provisions of the voting agreement or (ii) to be deposited into a voting trust. He also agrees not to grant any proxy and not to enter into any other voting or similar agreement with respect to such securities.

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 Waiver of Appraisal Rights

   Brad Mattson irrevocably and unconditionally waives and agrees to prevent the exercise of any rights of appraisal, dissenters' rights and similar rights relating to the business combination and related transactions that he or any other person may hold by virtue of ownership of any Mattson securities owned by Brad Mattson.

 No Solicitation

   Brad Mattson agrees that from the date of the voting agreement through the earlier of the date when the Combination Agreement is terminated or the business combination becomes effective, he and his representatives will not directly or indirectly solicit, initiate, seek or encourage any inquiry, proposal or offer (whether written or oral) from any third person, or, except in response to an unsolicited inquiry, proposal or offer (whether written or oral) from any third person, furnish any information to or negotiate with any third person regarding:

  . any acquisition of Mattson;

  . any merger or consolidation involving Mattson which results in Mattson stockholders prior to such transaction owning less than 50% of the surviving corporation;

  . any acquisition of a material portion of the stock or assets of Mattson;
    or

  . any acquisition by Mattson of any business which competes with STEAG in any of the RTP, CVD, wet processing or copper businesses, with certain limited exceptions.

   The foregoing restrictions apply to Brad Mattson in his capacity as a stockholder and not to Brad Mattson in his capacity as an officer or director of Mattson.

 Representations and Warranties

   The voting agreement contains customary representations and warranties of the parties.

Transition Services Agreement

   STEAG and Mattson have agreed to enter into a Transition Services Agreement on or prior to the date of closing, for an initial term of one year following the closing, pursuant to which STEAG shall make available to Mattson at market rates:

  . information technology services for the STEAG Semiconductor Subsidiaries organized in Germany,

  . intellectual property administration services,

  . payroll services for the STEAG Semiconductor Subsidiaries organized in Germany, and

  . certain supplies.

   At its option, Mattson may elect to terminate such services upon 90 days prior written notice.


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                              THE MERGER AGREEMENT

   This section of the joint proxy statement-prospectus describes the material terms of the Agreement and Plan of Merger by and among Mattson, M2C Acquisition Corporation, and CFM dated as of June 27, 2000 (the "Merger Agreement"). While Mattson and CFM believe that the description covers the material terms of the Merger Agreement, this summary may not contain all of the information that is important to you. The Merger Agreement is attached to this joint proxy statement-prospectus as Annex C, and Mattson and CFM urge you to read it carefully.

Effective Time of the Merger

   The merger will become effective when the articles of merger are filed with the Pennsylvania Department of State and the certificate of merger is filed with the Secretary of State of the State of Delaware. If all the conditions to the merger contained in the Merger Agreement are satisfied or waived, the Merger Agreement provides that the closing will occur as soon as practicable after January 1, 2001.

Closing of the Merger

   If prior to December 1, 2000, all of the mutual closing conditions have been satisfied and all of the other closing conditions (other than those conditions which, by their nature, can only be satisfied by delivery of documents or other instruments on the closing date) would have been either satisfied or waived by the relevant party were the closing to occur at such time, and simultaneously, the same situation applies under the Combination Agreement with STEAG, then the parties may conduct a pre-closing step by taking the following actions:

   Mattson and CFM will each deliver or cause to be delivered to the other the closing certificates and other documents that would have been required at the closing; and

   Mattson shall execute and deliver to CFM an irrevocable acknowledgement and waiver of the satisfaction or waiver of the closing conditions applicable to Mattson and the waiver of Mattson's termination rights, and CFM shall execute and deliver to Mattson an irrevocable acknowledgement and waiver of the satisfaction or waiver of the closing conditions applicable to CFM and the waiver of CFM's termination rights.

   However, despite conducting this pre-closing step, the actual closing shall not occur, and Mattson shall not acquire ownership of any the shares of CFM under the merger, prior to January 1, 2001.

Merger Consideration

   At the effective time of the merger, Mattson will issue 0.5223 shares of Mattson common stock for each outstanding share of CFM common stock. In addition, Mattson will assume all outstanding CFM stock options, based on the same exchange ratio, and Mattson will issue additional options to purchase 500,000 shares of common stock to employees of CFM.

Conditions to the Merger

 Conditions to the Obligations of Each Party

   The obligations of Mattson and CFM to complete the merger are subject to the following conditions:

  . adoption of the Merger Agreement and approval of the merger by the shareholders of CFM;

  . approval by Mattson stockholders of the issuance of Mattson common stock pursuant to the Merger Agreement and the approval by Mattson stockholders of any increase to the amount of shares reserved under the Mattson stock option plans pursuant to the Merger Agreement;

  . the absence of any legal action, law or regulation prohibiting or making the merger illegal;

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  . receipt of all material consents and approvals of governmental entities necessary to consummate the merger;

  . the registration statement of which this joint proxy statement-prospectus is a part is declared effective under the Securities Act;

  . receipt of all approvals or other authorizations required by applicable state securities laws for the issuance and trading of Mattson common stock to be issued pursuant to the merger;

  . authorization for listing by Nasdaq of the Mattson common stock to be issued in the merger and upon exercise of CFM stock options assumed by Mattson; and

  . concurrent closing of the business combination between Mattson and STEAG.

 Conditions to the Obligations of Mattson and M2C Acquisition Corporation

   The obligations of Mattson and M2C Acquisition Corporation to complete the merger are subject to the following conditions:

  . compliance by CFM with its obligations under the Merger Agreement and the representations and warranties made by CFM in the Merger Agreement being true and correct in all material respects as of the date of the Merger Agreement and the closing date of the merger;

  . receipt by Mattson of CFM's officers' certificate certifying that the closing conditions that apply to CFM under the Merger Agreement have been satisfied;

  . all required consents and approvals for the contemplated transactions have been obtained and all required filings have been made;

  . no material adverse effect has occurred or is reasonably likely to occur with respect to the business, operations, assets, liabilities, results of operations, cash flows, condition or prospects of CFM and its subsidiaries taken as a whole, on a consolidated basis. This does not include any failure by CFM to meet revenue or earnings projections or expectations after the date of the Merger Agreement, any disruption of customer relationships caused by the pendency of the Merger Agreement, or any litigation, claim or other action relating to infringement of CFM's intellectual property rights or the validity or enforceability of CFM's patents, except for any relating to U.S. Patent Number 4,911,761;

  . shares of CFM common stock held by dissenting shareholders represent no more than 5% of the total issued and outstanding CFM common stock just prior to closing;

  . no action or proceeding has been threatened or instituted which could prohibit any integration of CFM's operations with those of Mattson or any Mattson subsidiary;

  . Mattson's receipt of the written resignations of all officers and directors of CFM's subsidiaries; and

  . Mattson's receipt of a copy of the executed articles of merger to be filed with the Pennsylvania Department of State and any other agreements and instruments reasonably requested by Mattson.

 Conditions to the Obligations of CFM

   The obligation of CFM to complete the merger is subject to the following conditions:

  . compliance by Mattson and M2C Acquisition Corporation with their obligations under the Merger Agreement and the representations and warranties made by each in the Merger Agreement being true and correct in all material respects as of the date of the Merger Agreement and the closing date of the merger;

  . receipt by CFM of Mattson's officers' certificate certifying that the closing conditions that apply to Mattson under the Merger Agreement have been satisfied;

  . all required consents and approvals for the contemplated transactions have been obtained and all required filings have been made;

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

  . no material adverse effect has occurred or is reasonably likely to occur with respect to the business, operations, assets, liabilities, results of operations, cash flows, condition or prospects of Mattson and its subsidiaries taken as a whole, on a consolidated basis;

  . CFM's receipt of a written opinion from its legal counsel to the effect that the merger will be a reorganization under Internal Revenue Code
    Section 368(a) and that CFM and the shareholders of CFM who exchange their shares solely for Mattson common stock in the merger will recognize no gain or loss for federal income tax purposes as a result;

  . no action or proceeding has been threatened or instituted which could prohibit any integration of Mattson's operations with those of CFM or any CFM subsidiary; and

  . CFM's receipt of a copy of the executed certificate of merger to be filed with the Secretary of State of the State of Delaware and any other agreements and instruments reasonably requested by CFM.

   There can be no assurance that all of the conditions to the merger will be satisfied.

Representations and Warranties

   The Merger Agreement contains customary representations and warranties of Mattson, M2C Acquisition Corporation, and CFM relating to, among other things, aspects of the respective businesses of the companies and other matters. The representations and warranties expire upon termination of the Merger Agreement or the effective time of the merger.

Covenants; Conduct of Business Prior to the Merger

 Affirmative Covenants of CFM

   CFM has agreed that, prior to the effective time, CFM and its subsidiaries will:

  . operate in the ordinary and usual course of business consistent with past practice; and

  . use commercially reasonable efforts to preserve intact their business organization, preserve goodwill and advantageous relationships with customers, suppliers, independent contractors, employees and others who are material to its business operations, and not permit any representations and warranties contained in the Merger Agreement to become inaccurate or any of the covenants to be breached.

 Negative Covenants of CFM

   CFM has agreed that, prior to the effective time, except with the prior written consent of Mattson or as may reasonably be required to consummate the transactions described in the Merger Agreement and the Combination Agreement and certain other exceptions, CFM and its subsidiaries will not:

  . enter into any contract requiring payment or payments by any party in excess of $3,000,000, requiring delivery of goods or services valued in excess of $500,000, having a term or requiring performance of any obligations over a period in excess of 6 months, or involving payment or receipt by CFM or any CFM subsidiary of more than $100,000 (not including customer purchase orders for less than $3,000,000);

  . take any action outside the ordinary course of business and inconsistent with past practice;

  . sell, transfer, convey, assign or otherwise dispose of any of their assets or properties except sales of inventory in the ordinary course and consistent with past practice;

  . waive, release or cancel any claims against third parties, debts owing to it or rights valued in excess of $100,000;

  . make any change to their accounting systems, policies, principles or practices, except as required by law or by any change in generally accepted accounting principles;

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  . except for continuation of their normal stock option and employee stock purchase program in a manner consistent with Mattson's compensation guidelines, stock option plan and standard stock option agreements, (i) issue, sell, or deliver, or agree to issue, sell, or deliver any shares of its capital stock or any other securities, (ii) amend any terms of such securities, (iii) grant any stock option or right to acquire stock,
    (iv) enter into, adopt, amend or terminate any bonus, profit-sharing, compensation, termination, stock option, stock appreciation right, restricted stock, performance unit, pension, retirement, deferred compensation, employment, severance or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit of any director or employee, (v) increase any compensation or benefits of any director or employee, or (vi) pay any benefit not required under any existing plan or arrangement;

  . except for distributions to shareholders in accordance with past practice, (i) split, combine or reclassify any shares of their capital stock, (ii) declare, set aside or pay any dividend or other distribution, or (iii) redeem or otherwise acquire any of their securities;

  . except for trade payables incurred in the ordinary course of business, incur or otherwise become liable for any debt or make unscheduled payments of long term debt;

  . make new investments in or loans, advances or capital contributions to any other person other than advances or loans to or from subsidiaries in the normal course of business;

  . except for aggregate capital expenditures of less than $500,000 per quarter, authorize or make any capital expenditure or acquire, lease or encumber any assets outside the ordinary course of business or any material assets;

  . make any tax election, settle or compromise any tax liability or waive or extend the statute of limitations on any tax liability except in filing for extensions of tax returns or in the ordinary course of business and consistent with past practice;

  . settle or compromise any suit or claim involving payment of more than $100,000; and

  . change the term of any contract or pay any amount in excess of $100,000 not required by law or contract other than changes to purchase orders done in the ordinary course of business and not in excess of $300,000.

 Affirmative Covenants of Mattson

   Mattson has agreed that, prior to the effective time, Mattson and its subsidiaries will use commercially reasonable efforts to preserve intact its business organization, preserve goodwill and advantageous relationships with customers, suppliers, independent contractors, employees and others who are material to its business operations, and not permit any representations and warranties contained in the Merger Agreement to become inaccurate or any of the covenants to be breached.

   Mattson also agreed to use its reasonable commercial efforts to cause the Mattson common stock being issued pursuant to the Merger Agreement to be listed on Nasdaq prior to the closing date. Additionally, as of the effective time, Mattson shall cause a nominee designated by CFM to be appointed to Mattson's board of directors.

 Negative Covenants of Mattson

   Mattson has agreed that, prior to the effective time, except with the prior written consent of CFM or as may reasonably be required to consummate the transactions described in the Merger Agreement and the Combination Agreement, Mattson and its subsidiaries will not:

  . sell, transfer, convey, assign or otherwise dispose of any of its material assets or properties except sales of inventory in the ordinary course and consistent with past practice;

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  . waive, release or cancel any claims against third parties, debts owing to it or rights valued in excess of $5,000,000;

  . make any change to its accounting systems, policies, principles or practices, except as required by law or by any change in generally accepted accounting principles;

  . except for distributions to stockholders in accordance with past practice, (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution, or (iii) redeem or otherwise acquire any of its securities;

  . authorize or make any capital expenditures in excess of $25,000,000 in the aggregate;

  . make any tax election, settle or compromise any tax liability or waive or extend the statute of limitations on any tax liability except in filing for extensions of tax returns or in the ordinary course of business and consistent with past practice; and

  . settle or compromise any suit or claim involving payment of more than $10,000,000.

 Mutual Covenants of Mattson and CFM

   Mattson and CFM have agreed that from the date of the Merger Agreement, each party will:

  . permit the other party to have access to its facilities, properties and records during normal business hours and make available its officers and employees and furnish the other party with information upon reasonable request;

  . use reasonable commercial efforts to satisfy those conditions that apply to it in the Merger Agreement to fulfill its obligations under the Merger Agreement and to facilitate consummation of the transactions in the Merger Agreement;

  . as soon as practicable, prepare and file a joint proxy statement-prospectus with the other party containing the proposals to be presented at the CFM shareholders meeting and the proposals to be presented at the Mattson stockholders meeting. The two meetings are to be convened as soon as practicable after the registration statement containing the joint proxy statement-prospectus registering the issuance of Mattson common stock pursuant to the merger is deemed effective.

  . use all reasonable efforts to have the Registration Statement declared effective as soon as practicable and recommend to its shareholders or stockholders that the required proposals be approved;

  . use reasonable commercial efforts to obtain all consents and approvals and to take other actions necessary to consummate the transactions under the Merger Agreement;

  . until the effective time of the merger and subject to applicable laws, furnish the other party with all filings to be made to the SEC and all materials to be mailed to its shareholders or stockholders and solicit comments from the other party at least 48 hours before filing or mailing;

  . subject to applicable laws, consult with the other party and allow the other party the opportunity to review any public announcement concerning the merger or the business combination and any filing with any governmental entity or securities exchange regarding the same;

  . not willfully take any action to breach any provision of the Merger
    Agreement or the Combination Agreement or cause any of the party's representations or warranties to be untrue as of the closing date;

  . obtain all necessary state securities law permits and approvals;

  . if any antitakeover statute is applicable to the merger, take such actions as are required to consummate the transactions contemplated by the Merger Agreement as soon as practicable;

  . use its reasonable commercial efforts to overturn or lift any order or injunction prohibiting the consummation of the transactions contemplated by the Merger Agreement, provided that no party is

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   required to enter into any commitment to divest itself or any of its subsidiaries of assets, to hold separate any assets or to take any other action that would have a material adverse effect on the business, operations, assets, liabilities, results of operations, cash flows, condition or prospects of such party and its subsidiaries taken as a whole, on a consolidated basis;

  . use its reasonable commercial efforts to cause the merger to be, and not knowingly take or omit to take any action to prevent the merger from being, a reorganization within the meaning of Internal Revenue Code
    Section 368(a); and

  . use its reasonable commercial efforts to have its independent public accountants deliver to the other party comfort letters customarily delivered in connection with similar Registration Statements, with one letter dated within two business days prior to the date on which the Registration Statement goes effective and the other dated the closing date.

Limitation on Discussing or Negotiating Other Acquisition Proposals

   CFM has agreed that neither it nor any of its subsidiaries will, directly or indirectly:

  . initiate, solicit, encourage or knowingly facilitate any inquiries or the making of any offer, proposal, inquiry or indication of interest regarding an acquisition transaction (as defined below) involving CFM or any of its significant subsidiaries;

  . provide any nonpublic information to any third party or engage in any discussions or negotiations with any third party regarding an acquisition transaction;

  . approve, endorse or recommend any acquisition transaction, or publicly propose to take such actions; or

  . execute or enter into any letter of intent, agreement in principle, Merger Agreement, acquisition agreement, option agreement or other similar agreement regarding an acquisition transaction, or approve, endorse or recommend, or propose to approve, endorse or recommend, any such agreement.

   As used in the Merger Agreement, the term "acquisition transaction" means any single or series of transactions involving (i) a merger, consolidation, reorganization, share exchange, business combination, issuance of securities representing more than 20% of any class of outstanding voting securities, recapitalization, acquisition of securities representing more than 20% of any class of outstanding voting securities, tender offer, exchange offer, or other similar transaction, (ii) any sale, lease, exchange, transfer, exclusive license, acquisition, or disposition of any business or assets representing 20% or more of consolidated net revenues, net income, or assets, or (iii) any liquidation or dissolution;

   CFM has also agreed:

  . that its officers, directors, key employees, agents and representatives will be informed of these obligations and will cease and terminate any activities, negotiations or discussions existing as of the date of the Merger Agreement with any third parties regarding an acquisition transaction; and

  . not to submit to the vote of its shareholders any proposal for an acquisition transaction.

   However, these clauses and the other clauses of the Merger Agreement do not prohibit CFM or its board of directors from:

  . complying with Rule 14e-2 and 14d-9 of the Securities Exchange Act of
    1934; or

  . changing its recommendation that the shareholders of CFM vote in favor of the merger or engaging in discussions or negotiations with, or providing nonpublic information to, any third party, if and only to the extent that
    (i) the foregoing restrictions are not violated, (ii) the meeting of CFM's shareholders has not occurred, (iii) a third party makes an unsolicited superior proposal (as defined below), (iv) the board of directors, after consultation with outside counsel, determines in good faith that such action is required

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   in order for the board to comply with its fiduciary duties, (v) prior to taking such action, such third party executes and delivers to the board a confidentiality agreement containing customary provisions which are no less restrictive than those contained in the confidentiality agreement between Mattson and CFM, (vi) at least two business days prior to providing any information or data to such third party, or entering into discussions or negotiations with such third party, CFM notifies Mattson of the inquiries, proposals or offers received by, any information requested from, or any discussions or negotiations sought with, such third party indicating the third party's name and material terms and conditions of any inquiries, proposals or offers and also furnishing Mattson any non-public information to be provided to the third party, and (vii) promptly keeps Mattson informed of the status and terms of any proposals, offers, discussions or negotiations.

   As used in the Merger Agreement, the term "superior proposal" means a bona fide written proposal from a third party for a merger, reorganization, consolidation, share exchange, business combination or similar transaction involving CFM and a third party as a result of which the third party or its shareholders will own 40% or more of the combined voting power of the resulting entity, or a tender offer for all outstanding CFM shares. Further, a superior proposal must be on terms which the CFM board of directors concludes in good faith, after consultation with financial advisors and outside counsel and taking into account all relevant factors, would be more favorable to CFM shareholders and is reasonably likely to be consummated.

Indemnification by CFM

   As of the effective time of the merger, CFM will indemnify, defend and hold harmless, to the full extent permitted under Pennsylvania law, each person who is, or has been or becomes prior to the effective time of the merger, an officer or director of CFM against all losses, claims (not including claims of gross negligence or willful misconduct), damages, costs, expenses, liabilities, judgments or amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation (i) to the extent based on or arising out of the fact that such person is or was an officer, director or employee of CFM or
(ii) pertaining to the Merger Agreement or the contemplated transactions. All rights to indemnification held by any current or former directors, officers or employees of CFM as of the date of the Merger Agreement will also continue in effect following the effective time of the merger.

   For a period of six years following the effective time, (i) the certificate of incorporation and bylaws of CFM will contain provisions no less favorable regarding indemnification of officers, directors and employees as those in effect on the date of the Merger Agreement unless otherwise required by law, and (ii) CFM shall maintain the existing policies of directors' and officers' liability insurance, or policies with comparable coverage, covering matters occurring prior to the effective time to the extent reasonably obtainable for premiums not greater than 1.5 times the amount paid by CFM as of the date of the Merger Agreement.

Employee Agreements and Benefit Plans

   After the effective time, CFM will continue to honor all agreements and commitments that apply to any current or former employees of CFM.

   Each employee of CFM or any of its subsidiaries who continues employment with CFM, Mattson or any of their subsidiaries after the effective time and who is not covered by a collective bargaining agreement will be provided with credit under the applicable employee benefit plan providing benefits after the effective time, for all purposes other than benefit accrual, for such employee's years of service with CFM or its subsidiaries before the effective time to the extent the employee was entitled to such a credit under a comparable employee benefit plan before the effective time. Duplication of benefits is not allowed.

   Each continuing employee will also be eligible to participate immediately in any employee benefit plans replacing coverage under comparable plans in which the employee participated immediately prior to the effective time and to roll over any amounts held under the previous plans. With respect to any new medical,

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dental, pharmaceutical and vision plan for continuing employees, all pre-
existing condition exclusions and actively-at-work requirements will be waived and all eligible expenses incurred during the unexpired plan year of the previous plan will be taken into account for purposes of deductible, coinsurance and maximum out-of-pocket requirement.

   The above provisions do not apply for purposes of determining eligibility to participate in any Mattson sabbatical plan.

   With respect to severance benefits, any continuing employee, with a few exceptions, may choose to receive certain benefits described in the Merger Agreement instead of any benefits to which they were previously entitled in the event that the employee is involuntarily terminated without cause within four months following the effective time of the merger.

   Unless Mattson provides written notice to the contrary, the 401(k) plans of CFM and its subsidiaries will be terminated immediately prior to the closing date.

Termination of the Merger Agreement

   The Merger Agreement may be terminated at any time prior to the effective time as follows:

  . by mutual written consent of Mattson, STEAG and CFM;

  . by either party if the effective time of the merger has not occurred by February 28, 2001, assuming the failure of the effective time to occur by that date is not the result of the terminating party's breach of the Merger Agreement;

  . by either party if any governmental entity shall have issued or denied a request to issue an order, decree or ruling or taken any other action prohibiting the transactions contemplated by the Merger Agreement or preventing the fulfillment of the conditions to the merger, assuming the issuance or denial described above is not the result of the terminating party's failure to use reasonable commercial efforts to oppose it;

  . by either party if the required shareholder or stockholder approvals have not been obtained, assuming the failure to obtain such approval is not attributable to the terminating party's failure to perform any material obligation under the Merger Agreement;

  . by CFM if Mattson has failed to recommend the approval of the proposals to Mattson stockholders required under the Merger Agreement or has withdrawn, modified or resolved to take such actions regarding its recommendation in a manner adverse to CFM;

  . by CFM if Mattson has failed to call the required stockholders meeting or to prepare and mail the joint proxy statement to its stockholders;

  . by Mattson if (i) CFM has failed to call the required shareholders meeting or to prepare and mail the joint proxy statement to its shareholders, (ii) CFM's board of directors has failed to recommend the approval of the proposals to CFM shareholders required under the Merger Agreement or has withdrawn or modified its recommendation or resolved to take such actions regarding its recommendation in a manner adverse to Mattson, (iii) CFM has failed to include in its joint proxy statement to shareholders the board's recommendation and statement that the merger is in the best interests of the CFM shareholders, (iv) CFM's board of directors has failed within five business days of Mattson's written request to reaffirm, without qualification, the board's recommendation or has failed to publicly state, without qualification, that the merger is in the best interests of the CFM shareholders, (v) CFM's board of directors has approved, endorsed, recommended or entered into an agreement regarding a proposal for an alternative transaction (as described above), (vi) a tender or exchange offer for CFM securities has been commenced and CFM has not, within ten business days of such commencement, sent its securityholders a statement that the board recommends rejection of the tender or exchange offer, (vii) an alternative transaction is publicly announced and CFM has failed to issue a press release in opposition within ten business days, or (viii) CFM has breached any of its covenants regarding discussing or negotiating alternative transactions.

  . by Mattson if any of CFM's representations or warranties under the Merger
    Agreement have been inaccurate as of the date of the Merger Agreement or the closing date of the merger (assuming CFM is not exercising all reasonable efforts to cure such inaccuracies if they are curable prior to February 28, 2001) or if any of CFM's covenants under the Merger Agreement have been breached as of the closing date;

  . by CFM if any of Mattson's representations or warranties under the Merger
    Agreement have been inaccurate as of the date of the Merger Agreement or the closing date of the merger (assuming Mattson is not exercising all reasonable efforts to cure such inaccuracies if they are curable prior to February 28, 2001) or if any of Mattson's covenants under the Merger Agreement have been breached as of the closing date;

  . by Mattson if since the date of the Merger Agreement, there has occurred or there is reasonably likely to occur any material adverse effect regarding CFM as described in the above section entitled "Conditions to the Obligations of Mattson and M2C Acquisition Corporation;"

  . by CFM if since the date of the Merger Agreement, there has occurred or there is reasonably likely to occur any material adverse effect regarding Mattson as described in the above section entitled "Conditions to the Obligations of CFM" beginning on page 87 of this joint proxy statement-prospectus; or

  . by automatic termination upon termination of the Combination Agreement.

   In the event of termination of the Merger Agreement as set forth above, neither of the parties nor any of their officers or directors shall have any liability or further obligation under the Merger Agreement except as set forth below:

  . liability for willful breach of the Merger Agreement;

  . obligations under the Merger Agreement to bear their own expenses, except that expenses relating to printing the joint proxy statement-prospectus and filing the Registration Statement, including the filing fee, shall be shared equally between Mattson and CFM;

  . if Mattson or CFM terminates the Merger Agreement because the required
    Mattson stockholder approvals have not been obtained, assuming the failure to obtain such approval is not attributable to the terminating party's failure to perform any material obligation under the Merger Agreement and further assuming CFM does not otherwise receive a termination fee as set forth below, then Mattson will pay CFM an amount equal to one percent of the Mattson common stock to be issued and the cash to be paid in lieu of fractional shares of Mattson common stock as contemplated to consummate the merger;

  . if Mattson or CFM terminates the Merger Agreement because the required
    CFM shareholder approvals have not been obtained, assuming the failure to obtain such approval is not attributable to the terminating party's failure to perform any material obligation under the Merger Agreement and further assuming Mattson does not otherwise receive a termination fee as set forth below, then CFM will pay Mattson an amount equal to one percent of the Mattson common stock to be issued and the cash to be paid in lieu of fractional shares of Mattson common stock as contemplated to consummate the merger;

  . if (A) (i) Mattson or CFM terminates the Merger Agreement because the required Mattson stockholder approvals have not been obtained, assuming the failure to obtain such approval is not attributable to the terminating party's failure to perform any material obligation under the Merger Agreement, (ii) before such termination a proposal regarding an acquisition transaction (defined below) with respect to Mattson has been publicly announced or communicated to its senior management, board of directors or stockholders and such proposal is not withdrawn prior to the vote of Mattson's stockholders on the proposal, and (iii) within twelve months of such termination, Mattson or any of its subsidiaries enters into a definitive agreement regarding or consummates the acquisition transaction, or (B) CFM terminates the Merger Agreement because (i) Mattson has failed to recommend the approval of the proposals to Mattson stockholders required under the Merger Agreement or has withdrawn, modified or resolved to take such actions regarding its recommendation in a manner adverse to CFM or (ii) Mattson has failed to call the required stockholders meeting or to prepare and mail the joint proxy statement to its stockholders, then Mattson will pay CFM $7,110,000; and

  . if (A) (i) Mattson or CFM terminates the Merger Agreement because the required CFM shareholder approvals have not been obtained, assuming the failure to obtain such approval is not attributable to the terminating party's failure to perform any material obligation under the Merger Agreement, (ii) before such termination a proposal regarding an acquisition transaction (defined below) with respect to CFM has been publicly announced or communicated to its senior management, board of directors or shareholders and such proposal is not withdrawn prior to the vote of CFM's shareholders on the proposal, and (iii) within twelve months of such termination, CFM or any of its subsidiaries enters into a definitive agreement regarding or consummates the acquisition transaction, or (B) Mattson terminates the Merger Agreement because (i) CFM has failed to call the required shareholders meeting or to prepare and mail the joint proxy statement to its shareholders, (ii) CFM's board of directors has failed to recommend the approval of the proposals to CFM shareholders required under the Merger Agreement or has withdrawn, modified or resolved to take such actions regarding its recommendation in a manner adverse to Mattson, (iii) CFM has failed to include in its joint proxy statement to shareholders the board's recommendation and statement that the merger is in the best interests of the CFM shareholders, (iv) CFM's board of directors has failed within five business days of Mattson's written request to reaffirm, without qualification, the board's recommendation or has failed to publicly state, without qualification, that the merger is in the best interests of the CFM shareholders, (v) CFM's board of directors has approved, endorsed, recommended or entered into an agreement regarding a proposal for an acquisition transaction (as described above in the section entitled "Limitation on Discussing or Negotiating Other Acquisition Proposals" beginning on page 91 of this joint proxy statement-prospectus), (vi) a tender or exchange offer for CFM securities has been commenced and CFM has not, within ten business days of such commencement, sent its securityholders a statement that the board recommends rejection of the tender or exchange offer, (vii) an acquisition transaction is publicly announced and CFM has failed to issue a press release in opposition within ten business days, or (viii) CFM has breached any of its covenants regarding discussing or negotiating acquisition transactions, then CFM will pay Mattson $7,110,000.

   Where the term "acquisition transaction" is used in the preceding two subparagraphs regarding effects of termination of the Merger Agreement (except where the term specifically refers to the definition contained in the above section entitled "Limitation on Discussing or Negotiating Other Acquisition Proposals"), an acquisition transaction means any single or series of transactions involving (i) a merger, consolidation, reorganization, share exchange, business combination, issuance of securities representing more than 40% of any class of outstanding voting securities, recapitalization, acquisition of securities representing more than 40% of any class of outstanding voting securities, tender offer, exchange offer or other similar transaction, (ii) any sale, lease, exchange, transfer, exclusive license, acquisition or disposition of any business or assets representing 40% or more of consolidated net revenues, net income or assets, or (iii) any liquidation or dissolution.

   If either party fails to pay the termination fee for which it is obligated as set forth above and the other party brings suit resulting in a judgment against the non-paying party for the termination fee, the non-paying party shall pay to the other party its attorneys' fees, costs and expenses in connection with the suit, in addition to interest on the termination fee. The parties also agreed that the specific remedies relating to payment of termination fees are not exclusive.

                   AGREEMENTS RELATED TO THE MERGER AGREEMENT

Stock Option Agreement

   The following describes the material terms of the stock option agreement between Mattson and CFM. The stock option agreement was entered into as an inducement to Mattson to enter into the Merger Agreement with CFM. Under the Merger Agreement, CFM agreed to grant Mattson an option to acquire up to 19.9% of CFM common stock issued and outstanding as of the date of the agreement on the terms and conditions summarized below.

  Right to Exercise; Exercise Price

   Mattson's option is exercisable, in whole or in part, following the occurrence of any of the specified trigger events regarding CFM as described in the Merger Agreement with CFM. However, Mattson's option may not be exercised if Mattson is in material breach of any of its representations, warranties, covenants or agreements contained in the stock option agreement or Merger Agreement.

   The exercise price for CFM common stock pursuant to the option is payable at Mattson's option in cash or in shares of Mattson common stock. In the event of a cash exercise, the per share exercise price is equal to the average of the last sales prices of CFM common stock on the ten trading days prior to announcement of the merger between Mattson and CFM. In the event of a stock exercise, the per share exercise price shall be a number of shares or fraction of a share of Mattson common stock with a value (based on the average of the last sales prices of Mattson common stock on the 10 trading days prior to the applicable closing) equal to the cash exercise price.

  Conditions To Closing

   The closing of purchases pursuant to the option is subject to the expiration or termination of the applicable waiting period under the HSR Act and other conditions as set forth in the agreement.

  Representations And Warranties

   The agreement contains customary representations and warranties of Mattson and CFM.

  Mattson's "Put" Right and CFM's Right of Repurchase

   Subject to the dollar value limits described below, Mattson has the right:
(i) prior to termination of the option, to have CFM repurchase all or any portion of the option at a repurchase price calculated based on a formula set forth in the agreement, and (ii) prior to the expiration of 24 months following the first exercise of the option, to have CFM repurchase all or any portion of the shares of CFM common stock purchased by Mattson pursuant to the option (the repurchase price to be calculated based on a formula set forth in the stock option agreement).

   Also subject to the dollar value limits described below and except to the extent that Mattson has exercised its "put" right as described above, CFM has the right to repurchase from Mattson all (but not less than all) of the shares of CFM common stock purchased by Mattson pursuant to Mattson's option. This repurchase right is subject to certain other limitations as set forth in the stock option agreement. The repurchase price will be calculated according to a formula as set forth in the stock option agreement.

   The maximum aggregate amount payable by CFM to Mattson and its affiliates pursuant to the above "put" and repurchase rights and the termination fees payable under the Merger Agreement cannot exceed

(i) $8,000,000 plus (ii) the aggregate exercise price, if any, paid upon exercise of Mattson's right to have CFM repurchase all or any portion of the shares of CFM common stock purchased by Mattson pursuant to Mattson's option (as described above). This dollar limit does not apply to any amounts receivable by Mattson from persons other than CFM.

  Restrictions On Transfer And Rights Of First Refusal

   The agreement imposes restrictions on the ability of each party to transfer shares of capital stock of the other party acquired pursuant to the agreement. In addition, each party holds limited rights of first refusal with respect to the shares of its capital stock acquired by the other party pursuant to the agreement.

  Registration Rights

   Following termination of the Merger Agreement, either party that owns shares of capital stock of the other party acquired pursuant to the agreement may request that the other party register all or any part of those shares under the Securities Act pursuant to a bona fide firm commitment underwritten public offering (as more fully set forth in the agreement). Neither party is entitled to demand more than an aggregate of two effective registration statements under the agreement. The agreement contains customary provisions relating to registration rights including, among others, expenses of registration, indemnification and information obligations.

  Termination Of Option

   With certain limited exceptions, Mattson's option terminates upon the earliest to occur of: (i) the effective time of the merger, (ii) termination of the Merger Agreement other than upon a trigger event as referred to above, or
(iii) 12 months following Mattson's receipt of CFM's notice that a trigger event has occurred. The termination of Mattson's option will not terminate the rights of Mattson with respect to the "put" rights and registration rights of Mattson as described above.

Voting Agreements

   The following describes the material terms of the voting agreement between Mattson and Christopher McConnell, and the voting agreement between CFM and Brad Mattson. The voting agreements were entered into as an inducement to each of Mattson and CFM to enter into the Merger Agreement.

  Voting Of Shares

   From the date of the applicable voting agreement through the earlier of the date when the Merger Agreement is terminated or the merger becomes effective:

  . Brad Mattson agrees that: (i) at any meeting of Mattson stockholders, he will cause the Mattson securities owned by him as of the record date to be voted in favor of the proposals submitted to Mattson stockholders that are a condition to consummation of the merger, and (ii) in the event written consents are solicited for the same proposals, he will execute, with respect to the Mattson securities owned by him as of the record date, a written consent or written consents to such proposed action; and

  . Christopher McConnell agrees that: (i) at any meeting of CFM shareholders, he will cause the CFM securities owned by him as of the record date to be voted in favor of the proposals submitted to CFM shareholders that are a condition to consummation of the merger, and (ii) in the event written consents are solicited for the same proposals, he will execute, with respect to the CFM securities owned by him as of the record date, a written consent or written consents to such proposed action.

  Restrictions on Transfer of Securities and Voting Rights

   Each of these individuals also agrees that during that same period, he will not allow any of the subject securities owned by him as of the date of the voting agreement (i) to be transferred unless any such transferee agrees to be bound by and to hold such securities subject to the same terms and provisions of the applicable voting agreement, or (ii) to be deposited into a voting trust. Each also agrees not to grant any proxy and not to enter into any other voting or similar agreement with respect to such securities.

  Waiver of Appraisal Rights

   Both individuals also irrevocably and unconditionally waive and agree to prevent the exercise of any rights of appraisal, dissenters' rights and similar rights relating to the merger and related transactions that they or any other person may hold by virtue of their ownership of the applicable securities.

  No Solicitation

   Each individual agrees that from the date of the applicable voting agreement through the earlier of the date when the Merger Agreement is terminated or the merger becomes effective, he and his representatives will not:

  . solicit, initiate, encourage or induce the making, submission or announcement of any offer, proposal, inquiry or indication of interest regarding an alternative transaction to the merger or the business combination between Mattson and STEAG;

  . furnish any information to any person regarding the applicable company or any of its direct or indirect subsidiaries regarding an alternative transaction; or

  . engage in discussions with any person regarding an alternative transaction.

   Each also agrees that he and his representatives will immediately cease any existing discussions regarding an alternative transaction. The foregoing restrictions, however, do not apply to either of these individuals in his capacity as an officer or director of the applicable company.

  Representations and Warranties

   The agreements contain customary representations and warranties of the parties.

  Termination

   The voting agreement between Mattson and Christopher McConnell further provides that the agreement will terminate immediately prior to Mattson's exercise of its option pursuant to the stock option agreement between Mattson and CFM, described above.

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

            COMPARISON OF RIGHTS OF HOLDERS OF MATTSON COMMON STOCK
                              AND CFM COMMON STOCK

   This section of the joint proxy statement-prospectus describes material differences between the rights of stockholders of Mattson and the rights of shareholders of CFM. The rights compared are those found in the respective companies' charter documents and corporate law provisions for the state in which each is incorporated. While Mattson believes that these descriptions address the material differences, this summary may not contain all of the information that is important to the stockholders of Mattson and CFM. Mattson and CFM stockholders should read this entire document and the documents referred to in this summary carefully for a more complete understanding of the differences between the rights of Mattson stockholders, on the one hand, and the rights of CFM shareholders, on the other.

   Mattson is incorporated under the laws of the State of Delaware. The rights of Mattson stockholders are currently governed by the Delaware General Corporation Law and the Certificate of Incorporation and Bylaws of Mattson. CFM is incorporated under the laws of the Commonwealth of Pennsylvania. As a result of the merger, current shareholders of CFM will become stockholders of Mattson and their rights will be governed by the Delaware General Corporation Law and the Certificate of Incorporation and Bylaws of Mattson. The following is a summary of the principal differences between the rights of Mattson stockholders and the current rights of CFM shareholders. This summary is not intended to be complete and is qualified in its entirety by reference to the relevant provisions of the Certificate of Incorporation and Bylaws of Mattson, the Articles of Incorporation and Bylaws of CFM, and Delaware and Pennsylvania law.

                         Mattson                            CFM
                         -------                            ---
Board of Directors

Size of board........... Currently fixed by the             Currently has six directors.
                         certificate of incorporation at
                         five.

Classification.......... Divided into three classes, with   Not classified.
                         each class serving a staggered
                         three year term.

Removal of Directors.... Bylaws provide that directors may  Pennsylvania law provides that
                         be removed only for cause by       shareholders may remove
                         holders of a majority of the       directors, with or without cause,
                         outstanding shares which would be  by a vote of the majority of
                         entitled to vote at an election    votes cast by those shareholders
                         of directors.                      entitled to vote for the election
                                                            of directors.

Vacancies............... Bylaws provide that any vacancies  CFM's bylaws provide that
                         on the Mattson board may be        vacancies are to be filled only
                         filled only by the majority of     by a majority vote of the
                         remaining directors.               remaining directors, or by the
                                                            sole remaining director.

Limitation of Director
 Liability.............. Delaware law permits a             Pennsylvania law permits a
                         corporation to limit or eliminate  corporation to limit a director's
                         a director's personal liability,   personal liability, with certain
                         with certain specified             specified exceptions. The
                         exceptions. The corporation's      corporation's articles of
                         certificate of incorporation must  incorporation and bylaws must set
                         set forth any such limitation.     forth any such limitation, and
                                                            the limitation must have been
                                                            approved by shareholder action.

                                      Mattson                              CFM
                                      -------                              ---
Certificate of
 Incorporation/Articles
 of Incorporation......  The Certificate of Incorporation   The articles of incorporation and
                         of Mattson specifically            bylaws of CFM eliminate a
                         eliminates a director's personal   director's liability to the
                         liability for monetary damages     fullest extent permitted by
                         unless the director has breached   Pennsylvania law. Under
                         his or her duty of loyalty to the  Pennsylvania law, this means that
                         corporation or its stockholders,   a director will not be liable for
                         or has taken actions, or failed    any action taken or omitted
                         to take actions, which were not    unless the director breaches or
                         in good faith or which involved    fails to perform his or her
                         intentional misconduct or a        duties and the breach or failure
                         knowing violation of the law. In   to perform constitutes self-
                         addition, the limitation of        dealing, willful misconduct or
                         liability will not apply to a      recklessness. Under Pennsylvania
                         declaration of an improper         law, a director also remains
                         dividend, to an improper           personally liable where the
                         redemption of stock or to any      responsibility or liability is
                         transaction from which the         under any criminal statute or is
                         director derived an improper       for the non-payment of taxes
                         personal benefit.                  under federal, state or local
                                                            law.

Indemnification of
 Directors and
 Officers..............  Delaware law permits a             The relevant provisions of
                         corporation to indemnify any       Pennsylvania law are essentially
                         person involved in a third party   the same as those of Delaware
                         action because of such person's    law.
                         service as an officer, director,
                         employee, or agent of the
                         corporation against expenses
                         incurred and amounts paid in such
                         an action (and against expenses
                         incurred in any derivative
                         action) if such person acted in
                         good faith and reasonably
                         believed that his actions were
                         in, or not opposed to, the best
                         interests of the corporation. In
                         a criminal proceeding, such
                         person is also required not to
                         have had reasonable cause to
                         believe that his conduct was
                         unlawful. A corporation may
                         advance expenses incurred in
                         defending any action so long as
                         the person agrees to repay the
                         amount advanced if it is
                         ultimately determined that such
                         person is not entitled to
                         indemnification.

                                      Mattson                              CFM
                                      -------                              ---
Expenses in Derivative
 Actions................ In general, Delaware law does not  The relevant provisions of permit a corporation to indemnify  Pennsylvania law are essentially
                         a person for expenses in a         the same as those of Delaware
                         derivative action if the person    law.
                         has been adjudged liable to the
                         corporation, unless a court finds
                         such person entitled to such
                         indemnification. If, however, the
                         person has successfully defended
                         a third party or derivative
                         action, the corporation is
                         required to provide
                         indemnification for expenses
                         incurred.

Exclusion of Other
 Rights................. The statutory provisions for       The relevant provisions of
                         indemnification do not exclude     Pennsylvania law are essentially
                         any other rights a person seeking  the same as those of Delaware
                         indemnification may have under     law.
                         any bylaw, agreement, vote of
                         stockholders, vote of
                         disinterested directors or
                         otherwise.

Charter and Bylaw
 Provisions............. The Certificate of Incorporation   The articles of incorporation and
                         of Mattson contains specific       bylaws of CFM provide for
                         indemnification provisions that    indemnification of its directors
                         generally track the provisions of  and officers to the fullest
                         Delaware law, except that the      extent permitted by Pennsylvania
                         Bylaws also provide that, if an    law.
                         officer, director, or employee
                         initiates a proceeding, the
                         corporation will generally
                         indemnify such person only if the
                         board had authorized the
                         proceeding or such
                         indemnification is expressly
                         required to be made by law.

Amendments to Charter...
                         Delaware law provides that the     Unless a corporation's articles
                         holders of a majority of the       of incorporation require a
                         outstanding shares of each class   greater percentage, Pennsylvania
                         of stock entitled to vote must     law only requires the affirmative
                         approve any charter amendment.     vote by the holders of a majority
                                                            of the votes of each class of
                         The Certificate of Incorporation   shares actually cast on a
                         of Mattson requires a two-thirds   proposed amendment at a meeting
                         vote of the then outstanding       at which a quorum is present.
                         shares in order to amend or        Pennsylvania law also does not
                         repeal charter provisions with     require shareholder approval of
                         respect to, among other things,    certain non-material amendments
                         no stockholder action by written   to the articles of incorporation.
                         consent, the number of directors
                         and classification of the board
                         into three classes, or amendment
                         of the company's bylaws.

                                      Mattson                              CFM
                                      -------                              ---
Mergers and Other
 Fundamental
 Transactions........... Delaware law provides that the     Pennsylvania law requires the
                         holders of a majority of the       approval by the holders of a
                         shares entitled to vote must       majority of the votes actually
                         approve any fundamental corporate  cast by the shareholders at a
                         transactions such as mergers,      meeting at which a quorum is
                         sales of all or substantially all  present.
                         of the corporation's assets,
                         dissolutions, etc.                 A corporation may increase the
                                                            minimum percentage vote required,
                         A corporation may increase the     but the articles of incorporation
                         minimum percentage vote required,  of CFM do not contain any super-
                         but the Certificate of             majority vote requirements to
                         Incorporation of Mattson does not  approve any fundamental
                         contain any super-majority vote    transaction.
                         requirements to approve any
                         fundamental transaction.

Authorized Capital
 Stock.................. The Certificate of Incorporation   The CFM articles of incorporation
                         of Mattson authorizes the          authorize the issuance of up to
                         issuance of up to 60,000,000       30,000,000 shares of common
                         shares of common stock, par value  stock, no par value per share, up
                         $0.001 per share, 2,000,000        to 1,000,000 shares of preferred
                         shares of preferred stock, par     stock, of which 300,000 shares
                         value $0.001 per share. As of      are designated as Series A Junior
                         October 4, 2000, 20,956,157        Participating Preferred Stock, no
                         shares of common stock and no      par value per share. As of
                         shares of preferred stock were     October 4, 2000, approximately
                         issued and outstanding.            7,878,866 shares of common stock,
                                                            no shares of preferred stock, and
                                                            no shares of Series A Junior
                                                            Participating Preferred Stock,
                                                            were outstanding.

Dividends............... Delaware law permits a             Pennsylvania law permits a
                         corporation to pay dividends out   corporation to pay dividends
                         of surplus, which is the excess    unless doing so would make the
                         of net assets of the corporation   corporation unable to pay its
                         over capital, or, if the           debts as they become due in the
                         corporation does not have          usual course of business, or
                         adequate surplus, out of net       unless, as a result of paying
                         profits for the current or         such dividends, the corporation's
                         immediately preceding fiscal       total assets would be less than
                         year, unless the net assets are    its total liabilities plus the
                         less than the capital of any       amount that would be needed to
                         outstanding preferred stock.       pay the holders of shares having
                                                            a liquidation preference if the
                                                            corporation were dissolved.

                                       Mattson                              CFM
                                       -------                              ---
Stock Repurchases.......  Under Delaware law, a corporation  Pennsylvania law permits a
                          may not purchase or redeem its     corporation to redeem any and all
                          own shares if its capital is       classes of its shares and treats
                          impaired or if the purchase or     such redemption or repurchase
                          redemption would cause its         like a dividend, subject to the
                          capital to be impaired. However,   same limitations described under
                          a Delaware corporation may         "Dividends" on page 102 of this
                          purchase or redeem preferred       joint proxy-statement prospectus
                          shares out of capital if the       above.
                          shares will then be retired,
                          reducing the capital of the
                          corporation.

Election of Directors...  Delaware law permits stockholders  Pennsylvania law automatically
                          to cumulate their votes and        gives shareholders cumulative
                          either cast them for one           voting rights unless a
                          candidate or distribute them       corporation's articles of
                          among two or more candidates in    incorporation provide otherwise.
                          the election of directors only if  The CFM articles of incorporation
                          expressly authorized in a          expressly prohibit cumulative
                          corporation's charter. The         voting.
                          Certificate of Incorporation of
                          Mattson does not expressly
                          authorize cumulative voting.

Appraisal or Dissenters'
 Rights.................  Delaware law does not afford       Pennsylvania law with respect to
                          appraisal rights to holders of     dissenters' rights is similar to
                          shares that are either listed on   Delaware law with respect to
                          a national securities exchange,    appraisal rights, except that
                          quoted on Nasdaq or held of        Pennsylvania law currently does
                          record by more than 2,000          not deny dissenters' rights to
                          stockholders, provided that such   holders of shares which are
                          shares will be converted solely    quoted on Nasdaq.
                          into cash in lieu of fractional
                          shares, or into stock of the       The definition of "fair value" in
                          surviving corporation or another   payment for shares upon exercise
                          corporation, which corporation in  of appraisal or dissenters'
                          either case must also be listed    rights is substantially similar
                          on a national securities           under both states' laws. Any
                          exchange, quoted on Nasdaq or      valuation methods that are
                          held of record by more than 2,000  generally acceptable in the
                          stockholders. In addition,         financial community may be used.
                          Delaware law denies appraisal
                          rights to stockholders of the
                          surviving corporation in a merger
                          if the surviving corporation's
                          stockholders were not required to
                          approve the merger.

                                      Mattson                              CFM
                                      -------                              ---
Amendments to Bylaws....
                         If the certificate of              Pennsylvania law limits the
                         incorporation of a Delaware        board's power to adopt or amend
                         company gives the board of         bylaw provisions on specified
                         directors the power to amend the   subjects absent a contrary
                         bylaws, which the Mattson          provision in the articles. There
                         certificate of incorporation       is no such contrary provision in
                         does, Delaware law does not limit  the articles of incorporation of the board's power to make changes  CFM, so the Mattson board has
                         in the bylaws.                     broader authority to amend the
                                                            Mattson bylaws than the board of
                         Under Delaware law, stockholders   directors of CFM has to amend
                         may amend a corporation's bylaws   CFM's bylaws.
                         at any meeting, without the
                         consent of the board of            Under Pennsylvania law, a copy or
                         directors. However, Article VI of  summary of any proposed amendment
                         Mattson's bylaws provides that     must be included with the notice
                         stockholders may only amend        of the meeting.
                         Mattson's bylaws by a two-thirds
                         vote of the then outstanding
                         shares voting together as a
                         single class.

Action by Written
 Consent................ Delaware law permits a majority    Under Pennsylvania law,
                         of stockholders to act by written  shareholders of a registered
                         consent, without a meeting,        corporation such as CFM may act
                         unless a corporation's charter     without a meeting by less than
                         provides otherwise. The            unanimous consent only if
                         Certificate of Incorporation of    permitted by the corporation's
                         Mattson expressly prohibits the    articles of incorporation. CFM's
                         stockholders from acting by        articles currently do not permit
                         written consent.                   such action.

Annual Meeting.......... Held on the date fixed by the      Held on the date fixed by the
                         board of directors or president    board of directors, or if not
                         and chief executive officer. If    fixed, on the first day in May of
                         an annual meeting for the          each year. Under Pennsylvania
                         election of directors is not held  law, if the annual meeting for
                         on a designated date, Delaware     the election of directors is not
                         law requires the directors to      called and held within six months
                         cause the meeting to be held as    after the designated time, any
                         soon thereafter as convenient. If  shareholder may call such meeting
                         they fail to do so for a period    at any time thereafter without
                         of 30 days after the designated    application to any court.
                         date, or if no date has been
                         designated for a period of
                         13 months after the organization
                         of the corporation or after its
                         last annual meeting, then, upon
                         application of any stockholder or
                         director, the Court of Chancery
                         may order a meeting to be held.

                                      Mattson                              CFM
                                      -------                              ---
Special Meeting of
 Stockholders........... Delaware law permits the board of  Pennsylvania law permits the
                         directors or any other person      board of directors, the
                         authorized by a corporation's      president, any vice president,
                         charter or bylaws to call a        the secretary, the holders of at
                         special meeting of stockholders.   least 20% of a corporation's
                         The Mattson bylaws permit the      outstanding shares, or any other
                         board of directors, the chairman   person authorized by a
                         of the board, the president, or    corporation's articles or bylaws,
                         the chief executive officer to     to call a special meeting of
                         call a special meeting of          shareholders. Pennsylvania law,
                         stockholders.                      however, explicitly states that
                                                            shareholders of a registered
                                                            corporation, such as CFM, do not
                                                            have a statutory right to call
                                                            special meetings, except that an
                                                            interested shareholder may call a
                                                            meeting in order to seek approval
                                                            of a business combination between
                                                            the corporation and such
                                                            interested shareholder.

Advance Notice
 Requirements of
 Stockholder Nominations
 and Other Business.....
                         A stockholder wishing to nominate  Pennsylvania law and CFM's directors or bring other business  Articles of Incorporation and
                         before an annual meeting of        bylaws do not specify any advance
                         Mattson stockholders must give     notice for a shareholder wishing
                         notice at least 120 days before    to nominate directors at an
                         the first anniversary of the day   annual meeting of CFM
                         written notice of the previous     shareholders.
                         year's meeting was given.

Rights of Inspection.... Under Delaware law, a stockholder  Under Pennsylvania law, a may inspect a corporation's books  shareholder may inspect a
                         and records during normal          corporation's books and records
                         business hours as long as such     during normal business hours as
                         inspection is for a proper         long as such inspection is for a
                         purpose, and as long as the        proper purpose, and as long as
                         stockholder has made proper        the shareholder has made proper
                         written demand stating the         written demand stating the
                         purpose of the inspection. A       purpose of the inspection. A
                         proper purpose is any purpose      proper purpose is any purpose
                         reasonably related to the          reasonably related to the
                         interests of the inspecting        interests of the inspecting
                         person as a stockholder.           person as a shareholder.

Case Law................ There is a substantial body of     Pennsylvania does not have a
                         case law in Delaware interpreting  comparable body of judicial
                         the corporation laws of that       interpretation.
                         state.

Court Systems........... Delaware has established a system  Pennsylvania has not established
                         of Chancery Courts to adjudicate   an equivalent court system and
                         matters arising under the          matters arising under the
                         Delaware General Corporation Law.  Pennsylvania Business Corporation
                                                            Law are adjudicated by general
                                                            state courts.

Fiduciary Duties of Directors

 General

   Both Delaware and Pennsylvania law provide that the business and affairs of a corporation are managed under the direction of the board of directors. In discharging this function, directors of Pennsylvania and Delaware corporations owe fiduciary duties of care and loyalty to the corporations they serve. Directors of Delaware corporations also owe fiduciary duties of care and loyalty to stockholders.

   The fiduciary duty provisions included in the Pennsylvania law, which apply to CFM, may provide significantly broader discretion, and increased protection from liability, to directors in exercising their fiduciary duties, particularly in the context of a change in control.

   The following summarizes certain aspects of Delaware and Pennsylvania law as they relate to fiduciary duties of directors.

 Standard of Care

   Delaware courts have held that the directors of a Delaware corporation are required to exercise an informed business judgment in performing their duties. An informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct on directors in matters involving a contest for control of the corporation.

   A director of a Pennsylvania business corporation stands in a fiduciary relationship to the corporation (unlike in Delaware, where a director also stands in a fiduciary relationship to stockholders) and must perform his or her duties as a director in good faith, in a manner he or she reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances.

 Justifiable Reliance

   A director of a Delaware corporation, in performing his or her duties, is fully protected in relying, in good faith, upon the records of the corporation and upon such information, opinions, reports, or statements presented to the corporation by any of the corporation's officers or employees, or by committees of the board of directors, or by any other person as to matters the director reasonably believes are within such other person's professional or expert competence. Such person must also have been selected with reasonable care by or on behalf of the corporation.

   In performing his or her duties, a director of a Pennsylvania business corporation is entitled to rely, in good faith, on information, opinions, reports, or statements (including financial statements and other financial data), prepared or presented by any of the following:

  . officers or employees of the corporation, so long as the director reasonably believes them to be reliable and competent in the matters presented;

  . counsel, public accountants, investment bankers, or other persons as to matters which the director reasonably believes to be within the professional or expert competence of such persons; and

  . a duly designated committee of the board which the director reasonably believes merits confidence and upon which the director does not serve, but only as to matters within the committee's designated authority.

   However, a director will not be considered to be acting in good faith if he or she has knowledge concerning the matter in question which would cause such reliance to be unwarranted.

 Consideration of Factors

   Delaware law does not contain any statutory provision permitting the board of directors, committees of the board, and individual directors, when discharging their duties, to consider the interests of any constituencies other than the corporation or its stockholders.

   Pennsylvania law, on the other hand, provides that in discharging their duties, the board of directors, committees of the board and individual directors shall, in considering what is in the best interests of the corporation, consider, to the extent they deem appropriate, all pertinent factors, including the following:

  . the effects of any action upon any groups affected by such action, including shareholders, employees, suppliers, customers, and creditors of the corporation, and on communities served by the corporation;

  . the corporation's short-term and long-term interests, including benefits which may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the corporation's continued independence; and

  . the resources, intent, and conduct (past, stated and potential) of any person seeking to acquire control of the corporation.

   Under current Delaware law it is unclear whether the board of directors, committees of the board, and individual directors of a Delaware corporation may take into account, in considering what is in the corporation's best interests or what the effects of any action on the corporation may be, the interests of any constituency other than the corporation's stockholders. In contrast to Delaware law, Pennsylvania law provides that a director owes a duty only to the corporation (and not to the shareholders), and in considering what is in the best interests of the corporation, may choose to subordinate the interests of shareholders to the interests of employees, suppliers, customers, or creditors of the corporation or to the interests of the communities served by the corporation.

   In addition, the duty of the board of directors, committees of the board, and individual directors of a Delaware corporation may be enforced directly by the corporation, or may be enforced by a stockholder, as such, by an action in the right of the corporation, or may be enforced directly by a stockholder or by any other person or group. In contrast, the duty of the board of a Pennsylvania corporation may not be enforced directly by a shareholder, but may be enforced by a shareholder in a derivative action.

 Specific Applications

   Delaware courts have imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. The heightened standard has two elements. First, the board must demonstrate some basis for concluding that a proper corporate purpose is served by implementation of any defensive measure, and, second, that measure must be reasonable in relation to the perceived threat posed by the change in control.

   The fiduciary duty of directors of a Pennsylvania corporation does not require them to act solely because of the effect such action might have on an acquisition or potential or proposed acquisition of control of the corporation or on the consideration which might be offered or paid to shareholders in such an acquisition. In particular, directors of a Pennsylvania corporation are not required to redeem rights under any shareholder rights plan.

   In addition, under Delaware law, unlike under Pennsylvania law, when the board of directors approves the sale of a corporation, the board of directors may have a duty to obtain the highest value reasonably available to the stockholders.

 Presumption

   Under Delaware law, it is presumed that the directors of a Delaware corporation acted on an informed basis, in good faith and in the honest belief that their actions were in the best interest of the corporation. This presumption may be overcome, however, if a preponderance of the evidence shows that the directors' decision involved a breach of fiduciary duty such as fraud, overreaching, lack of good faith, failure of the board to inform itself properly or actions by the board to entrench itself in office.

   Under Pennsylvania law, unless there is a breach of fiduciary duty, a lack of good faith or self-dealing (in other words, entering into a contract or transaction with a director or an entity in which a director has a financial or other interest), any act of the board of directors, any committee of the board or any individual director is presumed to be in the corporation's best interest. No higher burden of proof or greater obligation to justify applies to any act relating to or affecting an acquisition or a potential or proposed acquisition of control of the corporation than to any other action.

   Under Pennsylvania law, any board action relating to an acquisition or potential or proposed acquisition of control which a majority of the corporation's "disinterested directors" approve is presumed to satisfy the statutory duty of care under Pennsylvania law, unless it is proven by clear and convincing evidence that the disinterested directors did not assent to such act in good faith, after reasonable investigation. Disinterested directors are those who are not affiliated with the person seeking control and, in certain circumstances, are not officers or employees of the corporation.

Anti-Takeover Laws

   Section 203 of the Delaware General Corporation Law contains certain "anti-takeover" provisions that apply to a Delaware corporation unless, among other things, the corporation elects not to be governed by such provisions in its certificate of incorporation or bylaws. Neither the Certificate of Incorporation nor the Bylaws of Mattson contain such an election. Thus, Mattson is governed by Section 203, which precludes a corporation from engaging in any "business combination" with any person that owns 15% or more of its outstanding voting stock for a period of three years following the time that such stockholder obtained ownership of more than 15% of the outstanding voting stock of the corporation. A business combination includes, among other things, any merger, consolidation, or sale of ten percent or more of a corporation's assets.

   The three-year waiting period does not apply, however, if any of the following conditions are met:

  . the board of directors of the corporation approved either the business combination or the transaction which resulted in such stockholder owning more than 15% of such stock before the stockholder obtained ownership of more than 15% of the corporation's stock;

  . once the transaction which resulted in the stockholder owning more than 15% of the outstanding voting stock of the corporation is completed, such stockholder owns at least 85% of the voting stock of the corporation outstanding at the time that the transaction commenced; or

  . at or after the time the stockholder obtains more than 15% of the outstanding voting stock of the corporation, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the acquiring stockholder.

   In addition, Section 203 does not apply to any person who became the owner of more than 15% of a corporation's stock if it was as a result of action taken solely by the corporation. Section 203 also does not apply to the corporation itself or to any of the corporation's majority-owned subsidiaries.

   Chapter 25 of the Pennsylvania Business Corporation Law contains several anti-takeover provisions that apply to registered corporations such as CFM.
Section 2538 of the Pennsylvania Business Corporation Law, which is similar to
Section 203 of the Delaware General Corporation Law, requires shareholder approval for certain transactions between a registered corporation and a shareholder. Section 2538 applies if an interested shareholder (together with anyone acting jointly with such shareholder and any affiliates of such shareholder):

  . is to be a party to a merger or consolidation, a share exchange or certain sales of assets involving the corporation or one of its subsidiaries;

  . is to receive a disproportionate amount of any of the securities of any corporation which survives or results from a division of the corporation;

  . is to be treated differently from others holding shares of the same class in a voluntary dissolution of such corporation; or

  . is to have his or her percentage of voting or economic share interest in such corporation materially increased relative to substantially all other shareholders in a reclassification.

   In such a case, the proposed transaction must be approved by the affirmative vote of the holders of shares representing at least a majority of the votes that all shareholders are entitled to cast with respect to such transaction. Shares held by the interested shareholder are not included in calculating the number of shares entitled to be cast, and the interested shareholder is not entitled to vote on the transaction. This special voting requirement does not apply if the proposed transaction has been approved in a prescribed manner by a majority of the corporation's disinterested directors or if certain other conditions (including conditions relating to the amount of consideration to be paid to certain shareholders) are satisfied.

   Section 2555 of the Pennsylvania Business Corporation Law may also apply to a business combination between a registered corporation and an interested shareholder, even if Section 2538 also applies. Section 2555 prohibits a corporation from engaging in a business combination with an interested shareholder unless one of the following conditions is met:

  . the board of directors has previously approved either the proposed transaction or the interested shareholder's acquisition of shares;

  . the interested shareholder owns at least 80% of the stock entitled to vote in an election of directors and, no earlier than three months after the interested shareholder reaches the 80% level, the majority of the remaining shareholders approve the proposed transaction, the shareholders receive a minimum "fair price" for their shares in the transaction and the other conditions of Section 2556 of the Pennsylvania Business Corporation Law are met;

  . holders of all outstanding common stock approve the transaction;

  . no earlier than five years after the interested shareholder became an interested shareholder, a majority of the remaining shares entitled to vote in an election of directors approve the transaction; or

  . no earlier than five years after the interested shareholder became an interested shareholder, a majority of all the shares approve the transaction, all shareholders receive a minimum fair price for their shares, and certain other conditions are met.

   Neither of Sections 2538 or 2555 apply to the merger because a majority of the CFM board, including a majority of disinterested directors of the CFM board, has previously approved of the merger. The articles of incorporation of CFM also provide that CFM may not repurchase any stock from an interested shareholder at prices greater than the current fair market value.

   Pennsylvania law deems a person (or group of persons acting in concert) that holds 20% of the shares of a registered corporation entitled to vote in the election of directors to be a control group. A shareholder who objects to the "control transaction" that makes the control group a control group can, under procedures set forth in the statute, require the control group to purchase for cash his or her shares at "fair value," as defined under Pennsylvania law.

   Pennsylvania law also contains certain provisions that apply to a registered corporation such as CFM which, under certain circumstances, permit a corporation to redeem "control shares," as defined under Pennsylvania law, restore the voting rights of control shares, and require the disgorgement of profits by a "controlling person," as defined under Pennsylvania law.

                  MANAGEMENT OF MATTSON AFTER THE TRANSACTIONS

Board of Directors of Mattson

   Upon completion of the Transactions, the board of directors of Mattson will be comprised of seven individuals, four of whom have been designated by Mattson, two of whom will be designated by STEAG, and one of whom will be designated by CFM. Mattson will have a classified board of directors consisting of two Class I directors (Brad Mattson and Kenneth Kannappan), two Class II directors (Kenneth G. Smith and Dr. Hans-Georg Betz), and three Class III directors (Shigeru Nakayama, Dr. Jochen Melchior, and James J. Kim). One incumbent member of the Mattson board of directors, John Savage, has agreed to step down from the board immediately prior to the closing. Class I, II, and III directors will serve until the Annual Meetings of Stockholders to be held in 2001, 2002, and 2003, respectively, and until their respective successors are duly elected and qualified. At each Annual Meeting of Stockholders, directors will be elected for a full term of three years to succeed those directors whose terms expire on the Annual Meeting dates.

   To date, Mattson, STEAG, and CFM have designated the following individuals to be directors of Mattson upon completion of the Transactions:

                                                                                   Director
          Name            Age              Position With the Company                Since
          ----            ---              -------------------------               --------
Class I directors whose
 terms expire at the
 2001 Annual Meeting of
 Stockholders:

Brad Mattson............   45 Director (Vice Chairman) and Chief Executive Officer   1988

Kenneth Kannappan.......   40 Director                                               1998

Class II directors whose
 terms expire at the
 2002 Annual Meeting of
 Stockholders:

Kenneth G. Smith........   50 Director                                               1994

Dr. Hans-Georg Betz.....   54 Director                                                 --

Class III director whose
 term expires at the
 2003 Annual Meeting of
 Stockholders:

Shigeru Nakayama........   65 Director                                               1996

Dr. Jochen Melchior.....   58 Director (Chairman)                                      --

James J. Kim............   64 Director                                                 --

   Brad Mattson, age 45, founded Mattson in November 1988 and has served as Chief Executive Officer and Chairman since its inception, and as President from inception until January 1997. Mr. Mattson was the founder of Novellus Systems, Inc. ("Novellus"), a semiconductor equipment company, and formerly served as its President, Chief Executive Officer and Chairman. He has held previous executive positions at Applied Materials, Inc. and LFE Corporation, semiconductor equipment companies.

   Dr. Jochen Melchior, age 58, became a member of the Management Board of STEAG AG in June 1987 and became Chairman of the Management Board and Chief Executive Officer of STEAG AG in November 1995. Since November 1995, Dr. Melchior has also served as Chairman of the Supervisory Board of STEAG. From April 1992 to July 1993, Dr. Melchior served as Chairman of the Management Board and Chief Executive Officer of STEAG. Dr. Melchior also currently serves as a member of the Supervisory Boards of Nationalbank AG, Vinci Deutschland AG, Saarberg AG, TUV Mitte AG, and Colonia Nordstern

Versicherungs-Management AG. He also serves as Vice-Chairman of the Supervisory Board of Westfalische Hypothekenbank AG and Chairman of the Supervisory Board of STEAG HamaTech AG, and STEAG Walsum Immobilien AG.

   Dr. Hans-Georg Betz, age 54, has served as Chairman of the Management Board and Chief Executive Officer of STEAG since January 1996 and became a member of the Management Board of STEAG in October 1992. Dr. Betz has also served as a member of the Management Board of STEAG AG since January 1997. Dr. Betz also currently serves as Vice-Chairman of the Supervisory Board of STEAG HamaTech AG.

   Kenneth Kannappan, age 40, joined Mattson as a member of its board of directors in July 1998. In March 1998, Mr. Kannappan was appointed the President and Chief Executive Officer of Plantronics, Inc., a telecommunications equipment manufacturer. From February 1995 to 1998, Mr. Kannappan held various positions at Plantronics, Inc. From 1991 to 1995 Mr. Kannappan was Senior Vice President of Kidder, Peabody & Co. Incorporated, an investment banking company. Mr. Kannappan is a member of the Compensation Committee and the Audit Committee of the board of directors.

   James J. Kim, age 64, has been a director of CFM since December 1991. Mr. Kim is the founder, Chairman and Chief Executive Officer of Amkor Technology, Inc. Amkor, headquartered in West Chester, Pennsylvania, is a leader in semiconductor assembly, test, packaging, and technology, utilizing the facilities of Anam Industrial Co., Ltd., of Seoul, and Amkor/Anam Pilipinas, Inc., in Manila. Mr. Kim received his BS and MA in Economics from the University of Pennsylvania.

   Shigeru Nakayama, age 65, joined Mattson as a member of its board of directors in May 1996. Since 1996, Mr. Nakayama has been a business consultant to Semiconductor Equipment and Materials International, an international association of semiconductor equipment manufacturers and materials suppliers. From 1984 to 1994, Mr. Nakayama was the President of SEMI Japan, a member of Semiconductor Equipment and Materials International.

   Kenneth G. Smith, age 50, joined Mattson as a member of its board of directors in August 1994. Since May 1996, Mr. Smith has been President, Chief Operating Officer and a director of WaferTech, a semiconductor manufacturer. From 1991 to 1995, Mr. Smith was Vice President of Operations at Micron Semiconductor, Inc., a semiconductor manufacturer, and from 1989 to 1991, Mr. Smith was a Fabrication Manager at Micron Semiconductor. Mr. Smith is a member of the Audit Committee and the Compensation Committee of the board of directors.

Board Meetings and Committees

   Upon completion of the Transactions, the board of directors of Mattson will initially have four committees: an Audit Committee, a Compensation Committee, a newly formed Nominating Committee and a newly formed Executive Staffing Committee.

   The Audit Committee oversees Mattson's accounting and financial reporting policies and internal controls, reviews annual audit reports and management letters and makes recommendations to the board of directors regarding appointment of independent public accountants. Prior to completion of the Transactions, the Audit Committee consists of Messrs. Smith, Savage, and Kannappan.

   The principal functions of the Compensation Committee are to recommend to the board the compensation of directors and officers of Mattson, to oversee the administration of Mattson's stock option plans and to perform such other duties regarding compensation for employees and consultants as the board may delegate from time to time. Prior to completion of the Transactions, the Compensation Committee consists of Messrs. Smith, Savage, and Kannappan.

   Effective as of the completion of the business combination, and in accordance with the terms of the Stockholder Agreement, Mattson's Bylaws will be amended to establish a Nominating Committee to evaluate and propose nominees to serve as directors to succeed the CFM representative or any independent director who leaves office, or to fill additional vacancies on the board not otherwise provided for. During the term of the Stockholder Agreement, the Nominating Committee will consist of three board members, at least one of whom will be a STEAG representative. For a period of three years following the date of completion of the business combination, the Nominating Committee will only nominate nominees who have received the unanimous approval of the Nominating Committee members. The Mattson Bylaws will provide that in the event the Nominating Committee fails to nominate a nominee within four months after a board seat becomes vacant, the board may act to elect and appoint a nominee to fill the vacancy.

   As of the closing, the Mattson Board of Directors will establish and appoint in accordance with the procedures for establishing committees set forth in Mattson's By-laws an Executive Staffing Committee, consisting of Dr. Jochen Melchior and Brad Mattson (and, if agreed by Mattson and STEAG, one additional representative of each of STEAG and Mattson), which will remain in place for one year following closing, and will be responsible during that period for making key personnel decisions (including the hiring and firing of the chief executive officer, the chief financial officer, and the chief operating officer, and the general managers for divisions). A mutually acceptable independent Mattson board member will be appointed as a tiebreaker in the event the Executive Staffing Committee reaches deadlock on an issue.

Compensation of Directors

   In accordance with existing practice of Mattson, following the completion of the Transactions, Mattson will reimburse each of its outside directors for out-of-pocket expenses associated with attending meetings of the board of directors, but otherwise will not provide any cash compensation to outside directors for their services as such. On December 16, 1999, the Mattson board of directors approved a proposal under which non-employee directors are to be reimbursed $5,000 per board of directors meeting attended, up to a maximum of four meetings per year. This policy will continue following completion of the Transactions.

   In addition, Mattson's Amended and Restated 1989 Stock Option Plan (the "Stock Option Plan") provides for the automatic grant of options to Mattson's non-employee directors, and before December 16, 1999, each non-employee director elected or appointed after July 24, 1997 had been granted an option to purchase 12,500 shares on the date of appointment or election. In addition, each non-employee director was thereafter granted an option to purchase 5,000 shares on the date immediately after each annual meeting of stockholders following which he remains a non-employee director of Mattson, as long as such director has continuously served on the board for six months as of the date of such annual meeting. On December 16, 1999, the board of directors increased the number of options to be granted to non-employee directors upon appointment from 12,500 to 30,000 and approved an increase in the number of options to be granted to non-employee directors from 5,000 shares per year to 10,000 shares per year. In addition, the board of directors approved the grant of options to purchase 17,500 shares to the non-employee directors for fiscal year 2000. These options were granted to the non-employee directors on January 3, 2000. Thereafter, non-employee directors will be granted options to purchase 10,000 shares per year. See Proposal No. 2, "APPROVAL OF INCREASE IN SHARES RESERVED FOR ISSUANCE UNDER THE AMENDED AND RESTATED 1989 STOCK OPTION PLAN" on page 120 of this joint proxy statement-prospectus.

Executive Officers

   The principal executive officers of Mattson upon completion of the Transactions will be as follows:

   NAME                     AGE POSITION
   ----                     --- --------
   Brad Mattson............  45 Vice Chairman of the Board and Chief Executive Officer

   Ludger Viefhues.........  58 President and Chief Operating Officer

   David Dutton............  39 President, Plasma Products Division

   Brian McDonald..........  43 Executive Vice President, Finance and Chief Financial Officer

   Walter Kasianchuk.......  50 Executive Vice President, Thermal Products Division

   Roger Carolin...........  45 President, Wet Processing Division

--------

   Brad Mattson founded Mattson in November 1988 and has served as Chief Executive Officer and Chairman since its inception, and until January 1997 served as its President. Mr. Mattson was the founder of Novellus Systems, Inc. and formerly served as its President, Chief Executive Officer and Chairman. He has held previous executive positions at Applied Materials and LFE Corporation, semiconductor equipment companies.

   Ludger Viefhues joined STEAG RTP Systems GmbH, a STEAG Semiconductor Subsidiary, as Chief Financial Officer in December 1999. From August 1996 to August 1999, Mr. Viefhues served as Chief Executive Officer and member of the Board of Directors of MEMC Electronic Materials Inc. From October 1993 to July 1996, Mr. Viefhues served as a member of the Management Board of Huels AG, and Chairman of the Board of Directors of MEMC Electronic Materials Inc. Mr. Viefhues also served as a member of the Supervisory Board of STEAG from July 1999 to December 1999.

   David Dutton joined Mattson as General Manager in the Strip/Plasma Etch division in 1994. In March 1998, Mr. Dutton became Executive Vice President and Chief Operating Officer of Mattson. From 1984 to 1993, Mr. Dutton served as an engineer and then manager in plasma etch processing and yield enhancement at Intel Corp. From 1993 to 1994, Mr. Dutton was Engineering Manager for Thin Films Processing at Maxim Integrated Products.

   Brian McDonald joined Mattson as Vice President, Finance and Chief Financial Officer in April 1999. From 1993 to July 1998, Mr. McDonald was Vice President of Finance for the Central Technology and Manufacturing division of National Semiconductor Corporation. Mr. McDonald previously held senior finance positions at National Semiconductor, Read-Rite Corporation and Micro Linear Corporation.

   Walter Kasianchuk joined Mattson as General Manager and Vice President, Epitaxial Product Division in September 1999. From 1995 to 1999, Mr. Kasianchuk was Executive Vice President of Engineering and Technology at Mitsubishi Silicon America. From 1983 to 1995, Mr. Kasianchuk held senior management positions with Siltec Corp., and from 1977 to 1982, Mr. Kasianchuk held management positions with Monsanto.

   Roger Carolin, age 45, has served CFM as a director since its inception in 1984 and as President and Chief Executive Officer since April 1991. From October 1990 to April 1991, he served as a marketing and sales consultant to CFM. From June 1984 to October 1990, Mr. Carolin was Senior Vice President of The Mills Group, Inc., a real estate development firm. Previously, Mr. Carolin worked for The General Electric Company and Honeywell, Inc. in a variety of technical positions. Mr. Carolin received his BS in Electrical Engineering from Duke University and his MBA from Harvard Business School.

   Additional officers will be appointed by the Mattson board of directors immediately after completion of the Transactions.

  Compensation of Executive Officers

   For information concerning the compensation paid to, and the employment agreements with, the chief executive officer and the other four most highly compensated officers of Mattson for the 1999 fiscal year, see "Proposals Relating to Amendment of Mattson's Equity Compensation Plans -- Historical Executive Compensation" on page 116 of this joint proxy statement-prospectus. For information concerning the compensation paid to, and the employment agreements with, the chief executive officer and the other four most highly compensated executive officers of CFM for the 1999 fiscal year, see CFM's proxy statement used in connection with its 2000 annual meeting of stockholders, the relevant portions of which are incorporated by reference into CFM's annual report on Form 10-K for the fiscal year ended October 31, 1999.

                      DESCRIPTION OF MATTSON CAPITAL STOCK

   Mattson's authorized capital stock consists of 60,000,000 shares of common stock and 2,000,000 shares of preferred stock. As of October 4, 2000, there were 20,956,157 shares of common stock and no shares of preferred stock outstanding.

Common Stock

   Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably dividends as may be declared by Mattson's board of directors out of the funds legally available therefor. Each holder of common stock is entitled to one vote for each share held of record by the holder. If Mattson liquidates, dissolves, or wind ups the company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. The outstanding shares of common stock have no preemptive, subscription, redemption or conversion rights. Cumulative voting for the election of directors is not authorized by Mattson's Certificate of Incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. All of the outstanding shares of common stock are, and the shares to be outstanding upon completion of this offering will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock which Mattson may designate and issue in the future.

Preferred Stock

   The board of directors is authorized, without further action by the stockholders, subject to any limitations prescribed by law, to designate and issue up to 2,000,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares.

   The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, under some circumstances, has the effect of delaying, deferring or preventing a change in control of Mattson. Mattson has no current plans to issue any shares of preferred stock.

                     PROPOSALS RELATING TO AMENDING MATTSON
                           EQUITY COMPENSATION PLANS

   Proposals No. 2 and No. 3 below relate to proposed amendments to increase the shares reserved for issuance under Mattson's existing 1989 Stock Option Plan and 1994 Employee Stock Purchase Plan. These proposals are being made at this time because Mattson anticipates needing additional shares to support the compensation requirements of a substantially increased number of employees following completion of the Transactions. However, approval of these proposals is not required as a condition to the Transactions, and the vote to approve each of these proposals is independent of the vote to approve Proposal No. 1. Only Mattson stockholders are voting upon Proposals No. 2 and No. 3.

Historical Executive Compensation

   The following table sets forth information concerning the compensation of Chief Executive Officer and the four highest compensated executive officers of Mattson whose total salary and bonus for the fiscal years ended December 31, specified below, exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                       Long-Term
                                Annual Compensation   Compensation
                               ---------------------  ------------
   Name and Principal                                    Options
        Function          Year Salary($) Bonus($)(4)   Granted(#)
   ------------------     ---- --------- -----------  ------------
Brad Mattson............. 1999  313,272    201,000(5)   100,000
 Chief Executive Officer  1998  273,134     87,000           --
                          1997  299,134     79,000      116,500

Brian McDonald(2)........ 1999  136,924     70,750(5)    83,750
 Vice President, Finance,
  Chief
 Financial Officer and
  Secretary

David Dutton............. 1999  194,692    119,000       37,500
 Executive Vice
  President,              1998  167,722     34,000           --
 Chief Operating Officer  1997  155,999     32,000       45,500

Yasuhiko Morita(1)....... 1999  200,936     81,000(5)    20,000
 Executive Vice
  President, Global Sales 1998  114,141     44,000           --
                          1997  172,985     39,000       37,000

Walter Kasianchuk(3)..... 1999   53,570     20,000(5)    30,000
 General Manager and Vice
  President,
 Epitaxial Product
  Division

--------
(1) Mr. Morita's salary was denominated in Japanese yen and converted to US dollars.

(2) Mr. McDonald joined Mattson in April 1999.

(3) Mr. Kasianchuk joined Mattson in September 1999.

(4) 1997 bonus figures represent bonuses accrued at the end of the 1997 fiscal year but paid in the succeeding fiscal year.

(5) 1999 bonus figures represent bonuses accrued at the end of the 1999 fiscal year but paid in the 2000 fiscal year.

Stock Options Granted During Fiscal 1999

   The following table provides the specified information concerning grants of options to purchase Mattson common stock made during the fiscal year ended December 31, 1999, to the persons named in the Summary Compensation Table.

                    STOCK OPTION GRANTS IN LAST FISCAL YEAR

                                                                            Potential
                                                                        Realizable Value
                                                                        at Assumed Annual
                                                                         Rates of Stock
                                                                              Price
                                                                        Appreciation for
                                Individual Grants in Fiscal 1999         Option Term(2)
                         ---------------------------------------------- -----------------
                         Number of   % of Total
                         Securities   Options
                         Underlying  Granted to  Exercise or
                           Options  Employees in Base Price  Expiration
Name                     Granted(1) Fiscal Year    ($/Sh)       Date     5% (8)  10% (9)
----                     ---------- ------------ ----------- ---------- -------- --------
Brad Mattson............   14,269       1.56%      $ 7.77     05/20/04  $ 18,000 $ 51,000
                           35,731       3.90%      $ 7.77     05/20/04  $ 44,000 $129,000
                              768       0.08%      $16.78     12/16/04  $  2,000 $  6,000
                           49,232       5.38%      $16.78     12/16/04  $132,000 $383,000


Brian McDonald..........   49,105       5.36%      $ 7.00     04/21/09  $216,000 $548,000
                           25,895       2.83%      $ 7.00     04/21/09  $114,000 $289,000
                            3,688       0.40%      $15.25     12/16/09  $ 35,000 $ 90,000
                            5,062       0.55%      $15.25     12/16/09  $ 49,000 $123,000

David Dutton............    6,100       0.67%      $ 7.06     05/20/09  $ 27,000 $ 69,000
                           16,392       1.79%      $ 7.06     05/20/09  $ 73,000 $185,000
                            6,557       0.72%      $15.25     12/16/09  $ 63,000 $159,000
                            8,443       0.92%      $15.25     12/16/09  $ 81,000 $205,000

Yasuhiko Morita.........   14,192       1.55%      $ 7.06     05/20/09  $ 63,000 $160,000
                              808       0.09%      $ 7.06     05/20/09  $  4,000 $  9,000
                            2,091       0.23%      $ 7.06     05/20/09  $  9,000 $ 24,000
                            2,909       0.32%      $ 7.06     05/20/09  $ 13,000 $ 33,000

Walter Kasianchuk.......   28,468       3.11%      $12.75     09/09/09  $228,000 $578,000
                            1,532       0.17%      $12.75     09/09/09  $ 12,000 $ 31,000

--------
(1) Options granted in fiscal 1999 under the Stock Option Plan generally vest one-quarter of the number of shares granted one year after commencement of employment or grant and continue to vest thereafter monthly over a period of three years, conditioned upon continued employment with Mattson. Under the Stock Option Plan, the Board retains discretion to modify the terms, including the price, of outstanding options.

(2) Potential gains are net of exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, in accordance with the Securities and Exchange Commission's rules. Actual gains, if any, on stock option exercises are dependent on the future performance of Mattson's common stock, overall market conditions and the optionholders' continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved. One share of stock purchased at $7.00 in fiscal 1999 would yield profits of approximately $4.40 per share at 5% appreciation over ten years, or approximately $11.16 per share at 10% appreciation over the same period. One share of stock purchased at $7.06 in fiscal 1999 would yield profits of approximately $4.44 per share at 5% appreciation over ten years, or approximately $11.25 per share at 10% appreciation over the same period. One share of stock purchased at $7.77 in fiscal 1999 would yield profits of approximately $4.89 per share at 5% appreciation over ten years, or approximately $12.38 per share at 10% appreciation over the same period. One share of stock purchased at $12.75 in fiscal 1999 would yield profits of approximately $8.02 per share at 5% appreciation over ten years, or approximately $20.32 per share at 10% appreciation over the same period. One share of stock purchased at $15.25 in fiscal 1999 would yield profits of approximately $9.59 per share at 5% appreciation over ten years, or approximately $24.30 per share at 10% appreciation over the same period. One share of stock purchased at $16.78 in fiscal 1999 would yield profits of approximately $10.55 per share at 5% appreciation over ten years, or approximately $26.74 per share at 10% appreciation over the same period.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

   The following table sets forth information concerning the option exercises during the fiscal year ended December 31, 1999 by the persons named in the Summary Compensation Table and the fiscal 1999 year-end option values.

                AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                      Number of Securities Underlying        Value of Unexercised
                                                           Unexercised Options at           In-The-Money Options at
                                                                 FY-End(#)                       Yr-End ($)(1)
                         Shares Acquired    Value    ---------------------------------- -------------------------------
          Name           on Exercise(#)  Realized($) Exercisable(1)(2) Unexercisable(3) Exercisable(2) Unexercisable(4)
          ----           --------------- ----------- ----------------- ---------------- -------------- ----------------
Brad Mattson............     124,000       705,720        141,499          175,001         889,107        1,077,941

Brian McDonald..........          --            --             --           83,750              --          775,781

David Dutton............          --            --         36,900           68,000         350,369          544,625

Yasuhiko Morita.........          --            --         51,998           42,502         477,128          401,185

Walter Kasianchuk.......          --            --             --           30,000              --          131,250

--------
(1) Options granted in fiscal 1999 under the Stock Option Plan generally vest and become exercisable as follows: one-quarter of the shares vest after one year and thereafter the remaining shares vest monthly over a period of three years, with vesting conditioned upon continued employment with Mattson. Under the Stock Option Plan, the board retains discretion to modify the terms including the price of outstanding options.

(2) Represents shares which are immediately exercisable and/or vested. Based on the closing price of $17.13, as reported on the Nasdaq National Market on December 31, 1999, less the exercise price.

(3) Represents shares which are unvested and not immediately exercisable.

(4) Based on the closing price of $17.13, as reported on the Nasdaq National Market on December 31, 1999, less the exercise price.

Compensation Committee Interlocks and Insider Participation

   During 1999, Mattson sold approximately $3.4 million in systems to WaferTech. Kenneth Smith is the President, Chief Operating Officer and a Director of WaferTech. Mr. Smith is a member of Mattson's Board of Directors and serves on both the Audit Committee and the Compensation Committee of Mattson's Board of Directors. Each transaction was determined based on arm's length negotiations and Mattson believes the terms of these transactions were no more favorable to WaferTech than would have been offered to third party customers.

   During 1999, Mattson paid Alliant Partners for investment banking services. John Savage is a Partner of Alliant Partners. Mr. Savage is a member of the Audit Committee of Mattson's Board of Directors and served on the Compensation Committee of Mattson's Board of Directors during part of 1999. The agreement for services with Alliant Partners was determined based on arm's length negotiation and Mattson believes the terms of the agreement were no less favorable than could have been obtained from third party consultants and investment bankers. Mattson has engaged Alliant Partners to provide financial advisory services in connection with acquisition transactions.

Allocation of Benefits Under Stock Option and Stock Purchase Plans

   Mattson has proposed the amendments of the Stock Option Plan to increase the maximum aggregate number of shares of the Mattson's common stock issuable under the Stock Option Plan by a total of 2,100,000 shares from 6,575,000 shares to 8,675,000 shares and to increase the maximum aggregate number of shares of Mattson common stock issuable under the 1994 Employee Stock Purchase Plan (the "Purchase Plan") from 1,925,000 shares to 2,175,000 shares. As of October 4, 2000, no grant of options conditioned on stockholder approval of an increase in the share reserve under the Stock Option Plan had been made to any employee. Grants under the Stock Option Plan are made at the discretion of the compensation committee or the board of directors. Participation and purchase levels under the Purchase Plan depend upon investment decisions by individual eligible employees. Accordingly, future grants under the Stock Option Plan and future purchases under the Purchase Plan are not yet determinable. See
Proposal No. 2, "APPROVAL OF INCREASE IN SHARES RESERVED FOR ISSUANCE UNDER THE AMENDED AND RESTATED 1989 STOCK OPTION PLAN" immediately below.

                                 PROPOSAL NO. 2

                         FOR MATTSON STOCKHOLDERS ONLY:

                  APPROVAL OF INCREASE IN SHARES RESERVED FOR
         ISSUANCE UNDER THE AMENDED AND RESTATED 1989 STOCK OPTION PLAN

General

   Mattson's Stock Option Plan became effective on September 29, 1989 and was restated in August 1994. Mattson obtained stockholder approval of the restated Stock Option Plan in August 1994. A reserve of 1,200,000 shares of Mattson's common stock was originally established for issuance under the restated Stock Option Plan. In March 1995, the number of shares reserved for issuance under the Stock Option Plan was increased to 1,500,000 by the board of directors and such increase was approved by Mattson's stockholders in May 1995. In March 1996, the number of shares reserved for issuance under the Stock Option Plan was increased by 1,000,000 to 4,000,000 (post stock split effective September
1995) by the board of directors and such increase was approved by Mattson's stockholders in May 1996. In April 1997, the board of directors amended and restated the Stock Option Plan to make certain technical changes and increase the number of shares reserved for issuance thereunder by 300,000 to 4,300,000 and such changes were approved by Mattson's stockholders in July 1997. In March 1998, the number of shares reserved for issuance under the Stock Option Plan was increased to 4,550,000 by the board of directors and such increase was approved by Mattson's stockholders in May 1998. In April 1999, the number of shares reserved for issuance under the Stock Option Plan was increased to 5,675,000 by the board of directors and such increase was approved by Mattson's stockholders in May 1999. In April 2000, the number of shares reversed for issuance under the Stock Option Plan was increased to 6,575,000 by the board of directors and such increase was approved by Mattson's stockholders in May 2000.

   At the special meeting, the stockholders are being requested to approve an increase in the number of shares authorized for issuance under the Stock Option Plan by 750,000 shares (in addition to the share reserve increase under Proposal One). The affirmative vote of the holders of a majority of the shares of Mattson's common stock present, or represented by proxy and entitled to vote at the meeting, will be required to ratify the share reserve increase. The board of directors believes that the increase under the Stock Option Plan is necessary to enable Mattson to provide meaningful equity incentives to attract, motivate and retain employees and recommends that the stockholders vote FOR approval of this increase.

Description Of Plan

   The following summary of the Stock Option Plan is qualified in its entirety by the specific language of the Stock Option Plan, a copy of which is available to any stockholders upon request.

   General. The Stock Option Plan provides for the discretionary grant of incentive stock options within the meaning of section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and nonstatutory stock options. In addition, the Stock Option Plan also provides for the automatic grant of nonstatutory stock options to non-employee directors of Mattson.

   Shares Subject to Plan. The stockholders have previously authorized the reservation of an aggregate of 6,675,000 shares of Mattson's common stock for issuance upon the exercise of options granted under the Stock Option Plan. As of October 4, 2000, a total of 2,974,088 shares were subject to outstanding options granted under the Stock Option Plan, 674,951 shares were available for future grant under the Stock Option Plan (without taking the proposed amendment into account) and options to purchase 2,025,961 shares of common stock granted under the Stock Option Plan had been exercised. The maximum number of authorized but unissued or reacquired shares of Mattson's common stock available for issuance under the Stock Option Plan, is 6,575,000. The Stock Option Plan imposes a grant limit under which no employee may receive in any fiscal year options to purchase in excess of 500,000 shares (the "Grant Limit"). Appropriate adjustments will be made to the shares subject to the Stock Option Plan, to the Grant Limit, to the automatic non-employee director option grant provisions (discussed below) and to outstanding options upon any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification, or similar change in the capital structure of Mattson. To the extent that any outstanding option under the Stock Option Plan expires or terminates prior to exercise in full, the shares of common stock for which such option is not exercised are returned to the Stock Option Plan and become available for future grant. The Stock Option Plan also provides that if shares issued upon exercise of an option are repurchased by Mattson, the repurchased shares are returned to the Stock Option Plan and become available for future grant.

   Administration. The Stock Option Plan is administered by the board of directors or a duly appointed committee of the board. With respect to the participation of individuals whose transactions in Mattson's equity securities are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Stock Option Plan must be administered in compliance with the requirements of Rule 16b-3 under the Exchange Act, if any. Subject to the provisions of the Stock Option Plan, the board determines the persons to whom options are to be granted, the number of shares to be covered by each option, whether an option is to be an incentive stock option or a nonstatutory stock option, the timing and terms of exercisability of each option or the vesting of shares acquired upon the exercise of an option, including the effect thereon of an optionee's termination of service, the exercise price of and the type of consideration to be paid to Mattson upon the exercise of each option, the duration of each option, and all other terms and conditions of the options. The Stock Option Plan also authorizes the board to delegate to an officer of Mattson the power to grant options for up to 25,000 shares per fiscal year to any eligible person other than an officer or director of Mattson.

   The Stock Option Plan authorizes the board to amend, reprice, modify, extend, renew, or grant a new option in substitution for, any option, to waive any restrictions or conditions applicable to any option or any shares acquired upon the exercise thereof, and to accelerate, continue, extend or defer the exercisability of any option or the vesting of any shares acquired upon the exercise of an option, including with respect to the period following an optionee's termination of service with Mattson. The Stock Option Plan also provides, subject to certain limitations, for indemnification by Mattson of any director, officer or employee against all reasonable expenses, including attorneys' fees, incurred in connection with any legal action arising from such person's action or failure to act in administering the Stock Option Plan. The board will interpret the Stock Option Plan and options granted thereunder, and all determinations of the board will be final and binding on all persons having an interest in the Stock Option Plan or any option.

   Eligibility. The Stock Option Plan permitted the grant of options to employees, consultants and directors of Mattson or of any present or future parent or subsidiary corporations of Mattson. Options may also be granted to prospective employees, consultants and directors in connection with written offers of employment or engagement, provided that such options may not become exercisable prior to the individual's commencement of service. While any person eligible under the Stock Option Plan may be granted a nonstatutory option, only employees may be granted incentive stock options. In addition, only non-employee directors of Mattson are eligible to receive non-employee director options.

   Terms and Conditions of Options. Each option granted under the Stock Option Plan is evidenced by a written agreement between Mattson and the optionee specifying the number of shares subject to the option and the other terms and conditions of the option, consistent with the requirements of the plan. The exercise price per share of each incentive stock option granted under the Stock Option Plan must equal at least the fair market value of a share of Mattson's common stock on the date of grant and the exercise price per share of each nonstatutory stock option granted under the Stock Option Plan must equal at least 85% of the fair market value of a share of Mattson's common stock on the date of grant. In addition, any incentive stock option granted to a person who at the time of grant owns stock equal to more than 10% of the total combined voting power of all classes of stock of Mattson or any parent or subsidiary corporation of Mattson (a "Ten Percent Stockholder") must have an exercise price equal to at least 110% of the fair market value of a share of common stock on the date of grant. As of October 4, 2000, the closing price of a share of Mattson's common stock as reported on Nasdaq was $13.75.

   The option exercise price may be paid in cash, by check, or in cash equivalent, by the assignment of the proceeds of a sale or loan with respect to some or all of the shares of common stock being acquired upon the exercise of the option, by means of a promissory note, by any other lawful consideration approved by the board, or by any combination thereof. The board may nevertheless restrict the forms of payment permitted in connection with any option grant. The Stock Option Plan also authorizes (i) Mattson to withhold from shares otherwise issuable upon the exercise of an option or (ii) to accept the tender of shares of Mattson's common stock in full or partial payment of any tax withholding obligations.

   Options granted under the Stock Option Plan become exercisable and vested at such times and subject to such conditions as specified by the board. Generally, options granted under the Stock Option Plan become exercisable in installments over a period of time specified by the board at the time of grant, subject to the optionee's continued service with Mattson. The Stock Option Plan provides that the maximum term of an incentive stock option is ten years unless granted to a Ten Percent Stockholder, in which case the maximum term is five years. Consistent with the Code, the Stock Option Plan does not limit the term of a nonstatutory stock option. Options are generally nontransferable by the optionee other than by will or by the laws of descent and distribution, and are exercisable during the optionee's lifetime only by the optionee. However, the Stock Option Plan provides that a nonstatutory stock option may be assignable or transferable to the extent permitted by the board and set forth in the option agreement.

   Terms and Conditions of Non-employee Director Options. The Stock Option Plan provides for the automatic grant of options to non-employee directors of Mattson. The Stock Option Plan further provides that each non-employee director first elected or appointed to the board after July 24, 1997 (the "Effective Date") will be granted automatically, on the date of such initial election or appointment, an option to purchase 12,500 shares of common stock. A non-employee director option granted on the Effective Date or on the date of initial appointment or election as a non-employee director is referred to herein as an "Initial Option." The Stock Option Plan also provides for the automatic annual grant, on the day following each annual meeting of the stockholders of Mattson which occurs after the Effective Date, of an additional option to purchase 5,000 shares of common stock to each non-employee director who continues to serve in such capacity. However, a non-employee director who has not continuously served on the board for at least six months as of the date of such annual meeting will not receive an annual option on such date. On December 16, 1999, the board of directors approved for an increase in the initial grant of options to non-employee directors from 12,500 shares to 30,000 shares. In addition, the annual options granted to non-employee directors were increased from 5,000 shares per year to 10,000 shares per year. Lastly, the board of directors approved a grant of 17,500 shares of options to each non-employee director during 2000. For 2000, the non-employee directors were each granted 17,500 shares on January 3, 2000 in lieu of the options which were originally to be granted on May 17, 2000. The exercise price per share of each non-employee director option will be equal to the fair market value of a share of Mattson's common stock on the date of grant and each non-employee director option will have a term of 10 years.

   Non-employee director options are exercisable only to the extent that the shares subject to the option are vested. In general, initial options granted after the Effective Date will vest as follows: 5,000 shares will vest one year after the date of grant, 3,750 shares will vest two years after the date of grant, 2,500 shares will vest three years after the date of grant and 1,250 shares will vest four years after the date of grant. Effective December 16, 1999 based on the approved initial grant of 30,000 shares, 12,000 shares will vest one year after the date of grant, 9,000 shares will vest two years after the date of grant, 6,000 shares will vest three years after the date of grant and 3,000 shares will vest four years after the date of grant. Annual options become vested cumulatively for 25% of the shares initially subject to the option on each of the first four anniversaries of the date of grant. Vesting of shares subject to a non-employee director option is subject to the optionee's continued service through the relevant date.

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   Transfer of Control. As restated, the Stock Option Plan provides that, in the event of (i) a sale or exchange by the stockholders in a single or series of related transactions of more than 50% of Mattson's voting stock, (ii) a merger or consolidation in which Mattson is a party, (iii) the sale, exchange, or transfer of all or substantially all of the assets of Mattson, or (iv) a liquidation or dissolution of Mattson wherein, upon any such event, the stockholders of Mattson immediately before such event do not retain, in substantially the same proportions as their ownership of shares immediately before the transaction, direct or indirect beneficial ownership of more than 50% of the total combined voting power of the voting stock of Mattson, its successor, or the corporation to which the assets of Mattson were transferred (a "Transfer of Control"), any unexercisable or unvested portion of the outstanding options will become immediately exercisable and vested in full prior to the Transfer of Control unless the acquiring or successor corporation assumes Mattson's rights and obligations under the outstanding options or substitutes substantially equivalent options for such corporation's stock. To the extent that the options outstanding under the Stock Option Plan are not assumed, substituted for, or exercised prior to the Transfer of Control, they will terminate.

   Termination or Amendment. The Stock Option Plan will continue in effect until the earlier of its termination by the board or the date on which all shares available for issuance under the Stock Option Plan have been issued and all restrictions on such shares under the terms of the Stock Option Plan and the option agreements have lapsed, provided that all incentive stock options must be granted within ten years of April 24, 1997. The board may terminate or amend the Stock Option Plan at any time. However, subject to changes in the law that would permit otherwise, without stockholder approval, the board may not adopt an amendment to the Stock Option Plan which would increase the total number of shares of common stock issuable thereunder, change the class of persons eligible to receive incentive stock options, or otherwise require approval of Mattson's stockholders under any applicable law, regulation or rule. No amendment may adversely affect an outstanding option without the consent of the optionee, unless the amendment is required to preserve the option's status as an incentive stock option or is necessary to comply with any applicable law.

Summary of United States Federal Income Tax Consequences

   The following summary is intended only as a general guide as to the United States federal income tax consequences under current law of participation in the Stock Option Plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances.

Incentive Stock Options

   An optionee recognizes no taxable income for regular income tax purposes as the result of the grant or exercise of an incentive stock option qualifying under section 422 of the Code. Optionees who do not dispose of their shares for two years following the date the option was granted nor within one year following the exercise of the option will normally recognize a long-term capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. If an optionee satisfies such holding periods upon a sale of the shares, Mattson will not be entitled to any deduction for federal income tax purposes. If an optionee disposes of shares within two years after the date of grant or within one year from the date of exercise (a "disqualifying disposition"), the difference between the fair market value of the shares on the exercise date and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. A capital gain or loss will be long-term if the optionee's holding period is more than 12 months and short-term if the optionee's holding period is 12 months or less. Long-term capital gains are currently subject to a maximum tax rate of 20% and short-term capital gains are subject to taxation at ordinary rates. Any ordinary income recognized by the optionee upon the disqualifying disposition of the shares generally should be deductible by Mattson for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code or the regulations thereunder.

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   The difference between the option exercise price and the fair market value of the shares on the exercise date of an incentive stock option is an adjustment in computing the optionee's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to optionees subject to the alternative minimum tax.

Nonstatutory Stock Options

   Options not designated or qualifying as incentive stock options will be nonstatutory stock options. Nonstatutory stock options have no special tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonstatutory stock option, the optionee normally recognizes ordinary income in the amount of the difference between the option exercise price and the fair market value of the shares on the exercise date. If the optionee is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss. A capital gain or loss will be long-term if the optionee's holding period is more than 12 months and short-term if the optionee's holding period is 12 months or less. Long-term capital gains are currently subject to a maximum tax rate of 20% and short-term capital gains are subject to taxation at ordinary rates. No tax deduction is available to Mattson with respect to the grant of a nonstatutory stock option or the sale of the stock acquired pursuant to such grant. Mattson generally should be entitled to a deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of a nonstatutory stock option, except to the extent such deduction is limited by applicable provisions of the Code or the regulations thereunder.

Vote Required and Recommendation of the Board of Directors

   The affirmative vote of a majority of the shares present or represented by proxy and entitled to a vote at the special meeting of stockholders, at which a quorum representing a majority of all outstanding shares of common stock of Mattson is present, is required for approval of this proposal. Abstentions and broker nonvotes will each be counted as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a negative vote on this proposal. Broker won-votes will have no effect on the outcome of this vote.

   The board of directors believes that the proposed 750,000 share increase in the number of shares reserved for issuance under Mattson's Stock Option Plan (in addition to the 1,350,000 share reserve increase proposed in connection with the Transactions is important if Mattson is to be able to attract and retain qualified directors, officers, and employees to Mattson.

   The board unanimously recommends a vote FOR approval of the amendment of the Stock Option Plan to increase the number of shares reserved for issuance by 750,000 shares for the reasons stated above.

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                                 PROPOSAL NO. 3

                         FOR MATTSON STOCKHOLDERS ONLY:

                    APPROVAL OF INCREASE IN SHARES RESERVED
              FOR ISSUANCE UNDER 1994 EMPLOYEE STOCK PURCHASE PLAN

General

   In August 1994, the board of Mattson adopted the 1994 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan provides a means by which employees may purchase common stock of Mattson through payroll deductions. The Purchase Plan originally authorized Mattson to issue up to 200,000 shares of common stock under the plan. In March, 1995, the board of directors of Mattson increased the number of shares authorized under the Purchase Plan to 300,000 (600,000 post stock split effective September 1995) and the stockholders approved the increase in May 1995. In April 1997, the board increased the number of shares authorized for issuance under the Purchase Plan by 400,000 to 1,000,000 shares, and the stockholders approved the increase in May 1997. In March 1998, the board of directors increased the number of shares authorized for issuance under the Purchase Plan by 450,000 shares and the stockholders approved the increase. In April 1999, the board of directors increased the number of shares authorized for issuance under the Purchase Plan by 475,000 to 1,925,000 shares.

   At the special meeting, the stockholders are being requested to approve the increase in the number of shares authorized under the Purchase Plan from 1,925,000 shares to 2,175,000 shares. The affirmative vote of the holders of a majority of the shares of Mattson's common stock present, or represented and entitled to vote at the meeting, will be required to approve the increase. The board of directors believes that the increase under the Purchase Plan is necessary to enable Mattson to provide meaningful equity incentives to attract, motivate, and retain employees and recommends that the stockholders vote for approval of this increase.

Description of Plan

   The following summary of the Purchase Plan is qualified in its entirety by the specific language of the Purchase Plan, a copy of which is available to any stockholder upon request.

   General. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under section 423 of the Code. Each participant in the Purchase Plan is granted at the beginning of each Offering Period under the plan (an "Offering Period") an option to purchase through accumulated payroll deductions up to a number of shares of the common stock of Mattson (an "Option") determined on the first day of the Offering Period. The Option is automatically exercised on the last day of each six-month purchase period during the Offering Period unless the participant has withdrawn from participation prior to such date. The Committee will determine the length of each Offering Period and may vary the duration of a purchase period.

   Shares Subject to Plan. Currently, a maximum of 1,925,000 shares of Mattson's common stock may be issued under the Purchase Plan, subject to appropriate adjustment in the event of a stock dividend, stock split, recapitalization, combination, or similar change in Mattson's capital structure or in the event of any merger, sale of assets, or other reorganization of Mattson. The board of directors has amended the Purchase Plan, subject to stockholder approval, to increase by 250,000 shares the maximum number of shares of common stock issuable thereunder to an aggregate of 2,175,000 shares.

   Administration. The Purchase Plan is administered by a duly appointed committee of the board of directors (hereinafter referred to as the "Committee"). Subject to the provisions of the Purchase Plan, the Committee determines the terms and conditions of Options granted under the plan. The Committee will interpret the Purchase Plan and Options granted thereunder, and all determinations of the Board will be final and binding on all persons having an interest in the Purchase Plan or any Options.

   Eligibility. Any employee of Mattson or of any subsidiary corporation of Mattson designated by the board for inclusion in the Purchase Plan is eligible to participate in an Offering Period under the plan so long

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as the employee is customarily employed for more than 20 hours per week and more than five months in any calendar year. However, no employee who owns or holds options to purchase, or as a result of participation in the Purchase Plan would own or hold options to purchase, five percent or more of the total combined voting power or value of all classes of stock of Mattson or of any subsidiary corporation of Mattson is entitled to participate in the Purchase Plan.

   Participation and Purchase of Shares. Participation in an Offering Period under the Purchase Plan is limited to eligible employees who authorize payroll deductions prior to the first day of the Offering Period (an "Entry Date"). Payroll deductions may not exceed 15% (or such other rate as the Board determines) of an employee's compensation for any pay period during the Offering Period.

   No participant may purchase under the Purchase Plan shares of Mattson's common stock having a fair market value exceeding $25,000 in any calendar year (measured by the fair market value of Mattson's common stock on the first day of the Offering Period in which the shares are purchased), and the maximum number of shares subject to any Option may not exceed the limit set by the board prior to the beginning of the Offering Period.

   On the last business day of each purchase period (an "Exercise Date") during an Offering Period, Mattson issues to each participant in the Offering Period the number of shares of Mattson's common stock determined by dividing the amount of payroll deductions accumulated for the participant during that Purchase Period by the purchase price, limited in any case by the number of shares subject to the participant's Option for that Offering Period. The price per share at which shares are sold at the end of a Purchase Period generally equals 85% of the lesser of the fair market value per share of Mattson's common stock on the Entry Date or on the Exercise Date. The fair market value of the common stock on any relevant date generally will be the closing price per share on such date as reported on the Nasdaq National Market. Any payroll deductions under the Purchase Plan not applied to the purchase of shares will be returned to the participant, unless the amount remaining is less than the amount necessary to purchase a whole share of common stock, in which case the remaining amount may be applied to the next purchase period.

   Merger, Liquidation, Other Corporation Transactions. In the event of the proposed liquidation or dissolution of Mattson, the Offering Period will terminate immediately prior to the consummation of such proposed transaction, unless otherwise provided by the Committee in its sole discretion, and all outstanding options shall automatically terminate and the amounts of all payroll deductions will be refunded without interest to the participants. In the event of a proposed sale of all or substantially all of the assets of Mattson, or the merger or consolidation of Mattson with or into another corporation, then in the sole discretion of the Committee, (1) each Option shall be assumed or an equivalent option shall be substituted by the successor corporation or parent or subsidiary of such successor corporation, (2) a date established by the Committee on or before the date of consummation of such merger, consolidation or sale shall be treated as an Exercise Date, and all outstanding Options shall be deemed exercisable on such date or (3) all outstanding Options shall terminate and the accumulated payroll deductions shall be returned to the participants.

   Termination or Amendment. The Purchase Plan will continue until August 31, 2004, terminated by the board, or until all of the shares reserved for issuance under the Purchase Plan have been issued. The board may at any time amend or terminate the Purchase Plan, except that the approval of Mattson's stockholders is required for any amendment which materially increases the number of shares authorized for issuance under the Purchase Plan, materially modifies the requirements as to eligibility for participation in the Plan, materially increases the benefits accruing to participants, reduces the purchase price of Options, or extends the term of the Plan beyond August 31, 2004.

Summary of United States Federal Income Tax Consequences

   The following summary is intended only as a general guide as to the United States federal income tax consequences under current law of participation in the Purchase Plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances.

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

   Generally, there are no tax consequences to an employee of either becoming a participant in the Purchase Plan or purchasing shares under the Purchase Plan. The tax consequences of a disposition of shares vary depending on the period such stock is held before its disposition. If a participant disposes of shares within two years after the Purchase Date or within one year after the Purchase Date on which the shares are acquired (a "disqualifying disposition"), the participant recognizes ordinary income in the year of disposition in an amount equal to the difference between the fair market value of the shares on the Purchase Date and the purchase price. Such income may be subject to withholding of tax. Any additional gain or resulting loss recognized by the participant from the disposition of the shares is a capital gain or loss. If the participant disposes of shares at least two years after the Purchase Date and at least one year after the Purchase Date on which the shares are acquired, the participant recognizes ordinary income in the year of disposition in an amount equal to the lesser of (i) the difference between the fair market value of the shares on the date of disposition and the purchase price or (ii) 15% of the fair market value of the shares on the Purchase Date. Any additional gain recognized by the participant on the disposition of the shares is a capital gain. If the fair market value of the shares on the date of disposition is less than the purchase price, there is no ordinary income, and the loss recognized is a capital loss. If the participant owns the shares at the time of the participant's death, the lesser of (i) the difference between the fair market value of the shares on the date of death and the purchase price or (ii) 15% of the fair market value of the shares on the Purchase Date is recognized as ordinary income in the year of the participant's death.

   If the exercise of an Option does not constitute an exercise pursuant to an "employee stock purchase plan" under section 423 of the Code, the exercise of the Option will be treated as the exercise of a nonstatutory stock option. The participant would therefore recognize ordinary income on the Purchase Date equal to the excess of the fair market value of the shares acquired over the purchase price. Such income is subject to withholding of income and employment taxes. Any gain or loss recognized on a subsequent sale of the shares, as measured by the difference between the sale proceeds and the sum of (i) the purchase price for such shares and (ii) the amount of ordinary income recognized on the exercise of the Option, will be treated as a capital gain or loss, as the case may be.

   A capital gain or loss will be long-term if the participant holds the shares for more than 12 months and short-term if the participant holds the shares for 12 months or less. Both long-term and short-term capital gains are at present generally subject to the same tax rates as ordinary income, except that long-term capital gains are currently subject to a maximum tax rate of 28%.

   If the participant disposes of the shares in a disqualifying disposition Mattson should be entitled to a deduction equal to the amount of ordinary income recognized by the participant as a result of the disposition, except to the extent such deduction is limited by applicable provisions of the Code or the regulations thereunder. In all other cases, no deduction is allowed Mattson.

Vote Required and Recommendation of the Board of Directors.

   The affirmative vote of a majority of the shares present or represented by proxy and entitled to a vote at the special meeting of stockholders, at which a quorum representing a majority of all outstanding shares of common stock of Mattson is present, is required for approval of this proposal. Abstentions and broker nonvotes will each be counted as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a negative vote on this proposal. Broker non-votes will have no effect on the outcome of this vote.

   The board of directors believes that the availability of an opportunity to purchase shares under the Purchase Plan at a discount from market price is important to attracting and retaining qualified officers and employees essential to the success of Mattson, and that stock ownership is important to providing such persons with incentive to perform in the best interest of Mattson.

   The board unanimously recommends a vote FOR approval of the increase in the number of shares reserved for issuance under the Purchase Plan by 250,000 shares.

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     PROPOSALS RELATING TO AMENDING MATTSON'S CERTIFICATE OF INCORPORATION

   Proposals No. 4 and No. 5 below relate to proposed amendments to the Mattson Certificate of Incorporation. These proposals are being made at this time because of the additional shares of common stock anticipated to be issued and the changes in the composition of the Mattson board of directors as a result of the Transactions. However, approval of these proposals is not required as a condition to the Transactions, and the vote to approve each of these proposals is independent of the vote to approve Proposal No. 1. Only Mattson stockholders are voting upon Proposals No. 4 and No. 5.

                                 PROPOSAL NO. 4

                         FOR MATTSON STOCKHOLDERS ONLY:

           APPROVAL OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

Background

   Under Delaware law, Mattson may only issue shares of common stock to the extent such shares have been authorized for issuance under Mattson's Certificate of Incorporation. The Certificate of Incorporation currently authorizes the issuance by Mattson of up to 60,000,000 shares of common stock. However, as of October 4, 2000, 20,956,157 shares of Mattson's common stock were issued and outstanding, 6,575,000 unissued shares of common stock were reserved for issuance under Mattson's Stock Option Plan (proposed to be increased to 8,675,000 under Proposal Nos. 1 and 2 taken together), and approximately 16,890,000 shares of common stock are proposed to be issued pursuant to the Transactions. As a result, assuming approval of Proposal Nos. 1 and 2, approximately 13,478,843 shares of common stock will be unissued and unreserved under Mattson's Certificate of Incorporation, an amount that the board believes to be inadequate for future purposes. In order to ensure sufficient shares of common stock will be available for issuance by Mattson, the board of directors has approved, subject to stockholder approval, an amendment to Mattson's Certificate of Incorporation to increase the number of shares of common stock authorized for issuance to 120,000,000 shares.

Purpose and Effect of the Amendment

   The purpose of the proposed amendment to the Certificate of Incorporation is to authorize additional shares of common stock which will be available in the event the board of directors determines that it is necessary or appropriate to issue additional shares in connection with a stock dividend, raising additional capital, acquiring other businesses, establishing strategic relationships with corporate partners or providing equity incentives to employees and officers or for other corporate purposes. The availability of additional shares of common stock is particularly important in the event that Mattson needs to undertake any of the foregoing actions on an expedited basis and wishes to avoid the time and expense of seeking stockholder approval in connection with the contemplated issuance of common stock. Mattson has no present agreement or arrangement to issue any of the shares for which approval is sought. If the amendment is approved by the stockholders, the board of directors does not intend to solicit further stockholder approval prior to the issuance of any additional shares of common stock, except as may be required by applicable law or the requirements of the Nasdaq Stock Market.

   The increase in authorized common stock will not have any immediate effect on the rights of existing stockholders. However, the board will have the authority to issue common stock without requiring future stockholder approval of such issuances, except as may be required by applicable law. To the extent that additional shares are issued in the future, they may decrease the existing stockholders' percentage equity ownership and, depending on the price at which they are issued, could be dilutive to the existing stockholders.

   The increase in the authorized number of shares of common stock and the subsequent issuance of such shares could have the effect of delaying or preventing a change in control of Mattson without further action by the stockholders. Shares of authorized and unissued common stock could, within the limits imposed by

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

applicable law, be issued in one or more transactions which would make a change in control of Mattson more difficult, and therefore less likely. Any such issuance of additional stock could have the effect of diluting the earnings per share and book value per share of outstanding shares of common stock, and such additional shares could be used to dilute the stock ownership or voting rights of a person seeking to obtain control of Mattson. The board of directors is not currently aware of any attempt to take over or acquire Mattson. While it may be deemed to have potential anti-takeover effects, the proposed amendment to increase the authorized common stock is not prompted by any specific effort or takeover threat currently perceived by management.

   If the proposed amendment is approved by the stockholders, Article Fourth,
A. of Mattson's Certificate of Incorporation will be amended to read as follows:

   A. The total number of shares of all classes of stock which the Corporation shall have authority to issue is One Hundred Twenty-Two Million (122,000,000) Shares consisting of:

     1. One Hundred Twenty Million (120,000,000) shares of Common Stock, par value one-tenth of one cent ($.001) per share (the "Common Stock"); and

     2. Two Million (2,000,000) shares of Preferred Stock, par value one-tenth of one cent ($.001) per share (the "Preferred Stock").

   (Mattson's Certificate of Incorporation currently authorizes two million shares of Preferred Stock, and therefore the proposed amendment would result in no change to Article Fourth, A.2.)

Vote Required and Recommendation of the Board of Directors

   The affirmative vote of a majority of the shares of outstanding common stock is required for approval of this proposal. Abstentions and broker non-votes will each be counted as present for purposes of determining if a quorum is present but will both have the same effect as a negative vote on this proposal.

   The board of directors unanimously recommends that the stockholder vote FOR approval of the amendment to the Certificate of Incorporation to increase the number of authorized shares of common stock from 60,000,000 shares to 120,000,000 shares.


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                                PROPOSAL NO. 5

                        FOR MATTSON STOCKHOLDERS ONLY:

           APPROVAL OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION
              TO INCREASE THE NUMBER OF DIRECTORS AND CHANGE THE
                     PROCEDURE FOR FILLING BOARD VACANCIES

Background

   Article Sixth, A. of Mattson's Certificate of Incorporation provides that the number of directors of Mattson shall be five, subject to adjustment from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors. Article Sixth, B. of Mattson's Certificate of Incorporation sets forth the manner in which vacancies on the board of directors are filled. A copy of Article Sixth of Mattson's Certificate of Incorporation is attached hereto as Annex F. Mattson's board of directors is currently composed of five directors.

   The Stockholder Agreement to be entered into between Mattson, STEAG, and Brad Mattson will provide that, at the closing of the business combination, Mattson's board of directors will consist of seven members, two of whom shall be designees of STEAG. The Stockholders Agreement further provides that Mattson's Bylaws shall establish a nominating committee to evaluate and propose nominees to serve as directors, to succeed any Independent Director (as defined in the Stockholder Agreement) who leaves office, or to fill additional vacancies on the board. Mattson has agreed to effect an amendment to its Bylaws so that they comport with the terms of the Stockholder Agreement prior to or simultaneously with the closing of the business combination.

Purpose and Effect of the Amendment

   The purpose of the proposed amendment to the Certificate of Incorporation is to explicitly increase the authorized number of directors of Mattson from five to seven, consistent with the terms of the Stockholder Agreement. Such increase in the size of Mattson's board will ensure that there is sufficient room for the appointment of the two director-nominees designated by STEAG. The change in procedure by which directors are nominated and elected and by which vacancies are filled will also reflect the terms of the Stockholder Agreement.

   If the proposed amendment is approved by the stockholders, Article Sixth of Mattson's Certificate of Incorporation will be amended to read as follows:

   A. The number of directors shall be seven (7) or such other number as may from time to time be established, and directors shall be nominated and elected, in accordance with the Delaware General Corporation Law and the Bylaws of the Corporation. The directors shall be divided into three classes with the term of office of the first class to expire at the annual meeting of the stockholders to be held in 2001, the term of office of the second class to expire at the annual meeting of stockholders to be held in 2002, the term of office of the third class to expire at the annual meeting of stockholders to be held in 2003, and thereafter for each such term to expire at each third succeeding annual meeting of stockholders after such election. All directors shall hold office until the expiration of the term for which elected, and until their respective successors are elected, except in the case of the death, resignation, or removal of any director.

   B. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, or other cause (including removal from office by a vote of the stockholders) may be filled only in accordance with the Delaware General Corporation Law and the Bylaws of the Corporation.

Vote Required and Recommendation of Board of Directors

   Pursuant to the requirements of Article Ninth of Mattson's Certificate of Incorporation, the affirmative vote of at least two-thirds of the outstanding shares of common stock is required for approval of this proposal.

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

Abstentions and broker non-votes will each be counted as present for purposes of determining if a quorum is present but will both have the same effect as a negative vote on this proposal.

   The board of directors unanimously recommends that the stockholders vote FOR approval of the amendment to the Certificate of Incorporation to increase the number of directors of Mattson from five to seven and to change the procedures for filling board vacancies.

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

                              BUSINESS OF MATTSON

Overview

   Mattson is a leading supplier of advanced, high productivity semiconductor processing equipment used in the fabrication of integrated circuits. Mattson provides its customers with semiconductor manufacturing equipment that delivers higher productivity and advanced process capability. In addition, through Mattson's international technical support organization and comprehensive warranty program, Mattson provides world class customer support. Nearly all of Mattson's tools are built on a single platform, known as the Aspen platform. Each Aspen system shares the same principal architecture, including the main mechanical design, robotics, systems software, wafer handling interfaces and wafer flow design. Mattson's Aspen platform is designed to deliver high throughput and low cost of ownership, enhancing the ability of manufacturers to achieve productivity gains. Mattson's products include strip, etch, deposition, rapid thermal processing and Epi systems. Mattson's customers include nine of the top ten semiconductor manufacturers worldwide.

Industry Background

   The manufacture of an integrated circuit, commonly called a chip, requires a number of complex steps and processes. Most integrated circuits are built on a base of silicon, called a wafer, and consist of two main structures. The lower structure is made up of components, typically transistors or capacitors, and the upper structure consists of the circuitry that connects the components. Building an integrated circuit requires the deposition of a series of film layers, which may be conductors, dielectrics (insulators), or semiconductors. The deposition of these film layers is interspersed with numerous other processes that create circuit patterns, remove portions of the film layers, and perform other functions such as heat treatment, measurement, and inspection. Each step of the manufacturing process for integrated circuits requires specialized manufacturing equipment. The overall growth of the semiconductor industry and the increasing complexity of integrated circuits has led to increasing demand for advanced semiconductor capital equipment.

 History of Increasing Semiconductor Manufacturing Productivity

   The growth of computer markets and the emergence and growth of new markets such as wireless communication and digital consumer electronics have contributed to recent growth in the semiconductor industry. This increase also has been fueled by the semiconductor industry's ability to supply increasingly complex, higher performance integrated circuits, while continuing to reduce cost. The more complex integrated circuits and the accompanying reductions in feature size require more advanced and expensive wafer fabrication equipment and increase the average cost of advanced wafer fabrication facilities. For example, the average cost in 1984 for a 64 kilobit dynamic random access memory integrated circuit, called a DRAM, fabrication facility was approximately $60.0 million. Today the cost for a 64 megabit DRAM fabrication facility can range from $1.0 billion to $2.0 billion. As the semiconductor industry has matured and pricing has become more competitive, it has become increasingly difficult to achieve manufacturing efficiencies to offset these increased costs.

   Technological advances in semiconductor manufacturing equipment have historically enabled integrated circuit manufacturers to increase productivity dramatically by:

  . reducing feature size of integrated circuits;

  . increasing manufacturing yields;

  . improving the utilization of wafer fabrication equipment; and

  . increasing the wafer size.

   Reducing feature sizes. Smaller feature sizes allow more circuits to fit on one wafer. Due to this reduction in feature size, the semiconductor industry has historically been able to double the number of

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transistors on a given space of silicon every 18 to 24 months. These reductions have contributed significantly to reducing the manufacturing cost per chip. Continued innovation in equipment technology would be required, however, to maintain this trend in device size reduction.

   Higher manufacturing yields. In the last fifteen years, manufacturing yields, or the percentage of good integrated circuits per wafer, have increased substantially, while the time to reach maximum yield levels during a production lifecycle has decreased significantly. For example, the percentage of good DRAMs per wafer during initial production has increased from 20% fifteen years ago to over 80% at present. Given this high yield, the potential for further yield improvement per wafer is limited.

   Improved equipment utilization. The utilization of semiconductor manufacturing lines has improved in the last ten years. Manufacturing lines now operate continuously. In addition, equipment is typically run at utilization rates of greater than 90%, leaving limited room for further improvement in equipment utilization.

   Larger wafer sizes. By increasing the wafer size, integrated circuit manufacturers can produce more circuits per wafer, thus reducing the overall manufacturing costs per chip. Leading edge wafer fabrication lines are currently using 200 millimeter diameter wafers, up from the 100 millimeter diameter wafers used ten to fifteen years ago. Currently, some integrated circuit makers are commencing pilot production lines using 300 millimeter diameter wafers. Mattson believe that many more manufacturers will add 300 millimeter production capabilities within the next two to five years.

 Equipment Productivity Has Declined

   While the semiconductor manufacturing industry has achieved significant productivity gains through technological advances during the last ten to fifteen years, equipment productivity has actually declined in favor of improved process control. Demands from integrated circuit manufacturers for better process quality control, reduced feature sizes and larger wafer sizes have resulted in a shift from batch processing, where multiple wafers are processed simultaneously, to single wafer processing, where one wafer is processed at a time. Although this shift has enhanced semiconductor quality, it has reduced total wafer throughput and increased overall equipment cost.

   Semiconductor equipment manufacturers initially responded to the problem of declining equipment productivity by developing cluster tools, which attempt to increase throughput by employing multiple single wafer processing chambers on a common handling platform. This architecture provides customers the precision and control of a single wafer system together with the benefits of increased productivity. However, compared to batch processing, cluster tools are highly complex systems, requiring redundant hardware systems that often result in lower reliability. In addition, cluster tools have only modestly improved upon the wafer throughput of single wafer processing and have not fully met the productivity needs of semiconductor manufacturers.

   Faced with diminishing productivity gains and increasing equipment costs, integrated circuit manufacturers have challenged equipment manufacturers to provide more cost-effective, higher productivity fabrication equipment. This challenge has led to the use of cost of ownership to measure productivity. Cost of ownership measures the costs associated with the operation of equipment in a fabrication line. Mattson calculates the cost of ownership by first estimating the total costs to operate a system including depreciation, overhead, and labor and materials, and then dividing those costs by the total wafer production by the system.

   The focus by semiconductor manufacturers on cost of ownership and the high cost of expanding integrated circuit manufacturing facilities has led many of them to outsource their manufacturing to independent foundries. These foundries have responded to rapidly growing demand by producing integrated circuits for semiconductor companies that do not own fabrication lines or manufacturing facilities or for semiconductor manufacturers which have decided to outsource some of their manufacturing. Since foundries operate a volume business and produce different integrated circuits for each manufacturer, they require equipment that can be modified to suit multiple requirements and are even more focused on productivity and low cost of ownership.

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

 The Mattson Solution

   Mattson provides its semiconductor manufacturing customers with equipment that delivers higher productivity and advanced process capability, together with world class support. The unique multi-station, multi-chamber architecture of Mattson's Aspen systems integrates all of Mattson's common wafer handling functions into two core platforms, which serve as the foundation for nearly all of Mattson's products. These platforms are designed to deliver high throughput, low cost of ownership, and savings of expensive cleanroom space, enhancing the ability of manufacturers to achieve productivity gains.

   The key benefits of Mattson's solution are:

   High productivity. Mattson's systems offer semiconductor manufacturers improvements in wafer manufacturing productivity and throughput over conventional single wafer systems and cluster tools. Mattson's unique multi-station, multi-chamber architecture improves process precision and control while increasing throughput. In contrast to typical cluster tools, Mattson's systems process multiple wafers in each process chamber, resulting in correspondingly higher throughput. For example, Mattson's Aspen III platform can have three process modules, each with two process stations, resulting in six wafer processing stations on one system. In this way, Mattson's platform allows multiple process chambers that support various applications or increased capacity for any one application. By processing multiple wafers concurrently in one process chamber and using multiple process chambers, Mattson is able to significantly increase throughput without sacrificing process quality.

   Further productivity gains are achieved by reducing the time during which the system is not actually processing wafers. For example, Mattson's Aspen platform robotics handle multiple wafers simultaneously. In addition, by using a vacuum loadlock and handling wafers under vacuum, Mattson's Aspen system eliminates the overhead time required to pump down the process chambers to vacuum and backfill the chambers to atmospheric pressure after processing. With higher throughput, Mattson's customers require fewer systems, and, accordingly, realize substantial savings in capital outlay and cleanroom space.

   Innovative technology. Mattson's systems provide innovative solutions that address technical or manufacturing problems of the semiconductor equipment industry, where traditional technologies have been unable to satisfy emerging process requirements. For example, when using traditional stripping systems, submicron etching results in residues that can require multiple acid processing steps for removal. Using Mattson's proprietary inductively coupled plasma strip source technology, Mattson's Aspen Strip's plasma processes are capable of removing many of these residues without the need for the acid steps. Mattson's Aspen III CVD system has one of the first process chambers that can process either 200 or 300 millimeter wafers with only minor modifications. In addition, Mattson's Aspen RTP system employs susceptor-based heating which provides the uniformity and thermal budget control of a rapid thermal processing system with the reliability and low cost of ownership of a batch furnace.

   World class customer support. Mattson delivers superior customer support and service to enhance its long term customer relationships. Mattson offers an extensive warranty, provides broad access to training, and maintains an international customer support infrastructure with local support personnel to install systems, perform warranty and out-of-warranty service, and sales support. Mattson offers a comprehensive standard warranty of up to 36 months in most geographic regions of the world.

The Mattson Strategy

   Mattson's objective is to enhance its market position as a leading supplier of advanced, high productivity manufacturing equipment to the worldwide semiconductor industry. The key elements of Mattson's strategy include:

   Deliver high productivity, cost-effective systems. Mattson intends to continue to be a leading provider of high productivity, low cost of ownership semiconductor manufacturing equipment. Leveraging the unique

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benefits of its Aspen platform and its multi-station process chamber, Mattson intends to continue developing systems that enable high throughput while maintaining high precision and control, at a manufacturing cost advantage.

   Leverage innovative technologies to provide product differentiation. Mattson intends to apply its design expertise to provide new solutions that combine advanced technology with higher productivity. Mattson will leverage its innovative process chamber design to develop new products that address specific, unmet needs in the semiconductor manufacturing industry. When Mattson entered the rapid thermal processing (RTP), it developed a unique process chamber design that utilized a susceptor-based heater to eliminate the problems associated with traditional lamp-based rapid thermal processing heating. Similarly, with Mattson's strip system it offers one of the only inductively coupled plasma (ICP) sources.

   Increase global market penetration. Mattson plans to increase the penetration of Mattson's products on a worldwide basis and to expand Mattson's customer base by leveraging its position as a global supplier of technologically advanced semiconductor manufacturing solutions. Mattson believes the Asia-Pacific region, where it has had a long-standing presence and commitment, offers one of the best growth opportunities due to the proliferation of independent foundries located in this region. Mattson believes its global commitment, its extensive customer support, and the high productivity and low cost of ownership of Mattson's products, make its solutions particularly well-suited to independent foundries seeking increased efficiency and reliability.

   Capitalize on Mattson's diversified product line and rapid time to market. Mattson intends to leverage its leadership position with the Aspen Strip products to sell additional products that share Mattson's common platform, including Mattson's CVD, RTP, and etch products. Mattson believes that its success with its strip products has created an installed base of existing customers and highlighted the productivity and cost of ownership advantages of Mattson's products. In addition, the modular design of its Aspen platform enables Mattson to develop new systems by adding different process chambers to the same platform. By focusing its internal development efforts on the process module rather than on an overall system, Mattson reduces development time for new products, reduces time to market, and lowers development costs. Mattson intends to develop new products to meet the evolving requirements of existing customers and to penetrate into new customer markets.

   Pursue leadership in the emerging 300 millimeter market. Mattson seeks to take a leading role in the emerging 300 millimeter market and have designed its Aspen III CVD system to be compatible with both 200 millimeter and 300 millimeter wafers. Mattson has sold more than twenty 300 millimeter compatible Aspen III Strip and CVD systems, with systems running at production volumes on both 200 millimeter and 300 millimeter wafers. Mattson's 300 millimeter compatible tools include the Aspen III Strip, Aspen III LiteEtch, and Aspen III CVD systems.

   Provide world class customer support. Mattson believes that its international customer support organization is an important element in establishing and maintaining long term customer relationships that are often the basis upon which a semiconductor manufacturer selects an equipment vendor. Further, Mattson intends to enhance the benefits provided by its products by continuing to build customer loyalty through the quality of Mattson's service and support. Mattson intends to continue to offer leading all-inclusive warranties, unlimited training, and regional field and process support.

Markets And Applications

 Photoresist Stripping Market

   A stripping system removes photoresist and post-etch film residues from a wafer between every step before further film deposition or diffusion processing. Methods for stripping photoresist include wet chemistries and dry, or plasma, technologies. Wet chemical stripping removes photoresist by immersing the wafer into acid or solvent baths. See description of products of CFM under "Business of CFM" beginning on page 173 of this

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joint proxy statement-prospectus. Dry stripping systems, such as Mattson's
Aspen Strip, create gaseous atomic oxygen to which the wafer is exposed to remove the photoresist and residue while maintaining device integrity.

   The demand for photoresist strip equipment has grown as the complexity and number of strip steps required for each wafer have increased. Complex integrated circuits require multiple additional photoresist stripping steps, which increase cost and cycle time, create environmental concerns, increase cleanroom space requirements, and reduce yield. The increase in strip steps in the integrated circuit manufacturing process has led to a need for semiconductor manufacturers to increase their photoresist strip capacity and to place greater emphasis on low damage results and residue-free photoresist stripping. The added complexity of the strip process has also contributed to higher average selling prices of such equipment.

   Fabrication of advanced integrated circuits with feature sizes under 0.18 micron requires advanced dry strip technologies such as Mattson's Aspen Strip. In addition, faster devices require new interconnect materials, such as low capacitance, or low k dielectric films and copper for conducting materials. The use of these new materials creates new challenges for photoresist stripping equipment. The resist or residues must be removed from these materials without degrading the low k materials and without oxidizing any exposed copper.

   According to Dataquest, the dry strip market was projected to grow from $163 million in 1999 to more than $300 million by the year 2002. Mattson entered this market in 1991 with its Aspen Strip system.

 Chemical Vapor Deposition Market

   Chemical vapor deposition processes are used to deposit dielectric and conducting films on wafers. These films are the basic material used to form the resistors, capacitors, and transistors of an integrated circuit. These materials are also used for the wiring and insulation between these electrical components.

   Plasma enhanced chemical vapor deposition is a type of chemical vapor deposition process used to deposit insulating films. Plasma enhanced chemical vapor deposition allows the system to process wafers at a relatively low temperature, reducing the risk of damage to aluminum metalization layers during processing. Film stress and density can be controlled independently of process chemistry.

   As feature sizes continue to decrease, chemical vapor deposition processing equipment must meet increasingly stringent requirements. Particles or defect densities must be minimized and controlled to achieve the desired yields. Film properties such as stress must also be improved and more tightly controlled. Compatibility with metallization steps, such as aluminum and copper deposition, are critical. Finally, as process complexity increases with the use of low k and dual damascene processing solutions, the number of plasma enhanced chemical vapor deposition steps increases significantly and system productivity increases in importance.

   Dataquest estimates that the segments of the CVD market for CVD dielectrics in which Mattson competes was approximately $1.1 billion in 1999 and would grow to more than $2.5 billion in the year 2002. Mattson entered this market in 1994 with the introduction of Mattson's second system, Aspen CVD.

 Rapid Thermal Processing Market

   Rapid thermal processing is the process by which annealing or heating of semiconductor wafers is accomplished with minimum thermal exposure. Historically, diffusion furnaces have been used to heat-treat large batches of wafers. As device features have become smaller, the total temperature exposure of the wafer, or the thermal budget, has decreased. Diffusion furnaces have long processing times, which is unacceptable for many annealing processes. Rapid thermal processing subjects the wafer to much shorter processing times, thus reducing the thermal budget. Individual wafers are rapidly heated to process temperature, held for a few seconds, and rapidly cooled. Traditional rapid thermal processing systems use heat lamps, located outside the process area, and heat the wafer by radiant energy that passes through transparent windows.

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   As device geometries and thermal budgets shrink, rapid thermal processing is emerging as a key semiconductor processing technology. As the number of layers on semiconductor wafers has increased, the demand for rapid thermal processing equipment specific to applications in the fabrication process has also increased. As with chemical vapor deposition technology, rapid thermal processing systems are continuing to be subject to increasingly stringent processing demands and must maintain uniformity and repeatability to ensure the integrity of the integrated circuit.

   Dataquest estimated that the combined rapid thermal processing and furnace market was $553 million in 1999 and projected that the market would increase to more than $1.2 billion in the year 2002.

 Isotropic Etch Market

   The etching process selectively removes patterned material from the surface of a wafer to create the device structures. With the development of sub-micron integrated circuit feature sizes, dry, or plasma etching, has become one of the most frequently used processes in semiconductor manufacturing. Today, chemical dry etch processes are applicable to a broad range of critical and non-critical applications throughout the wafer manufacturing process.

   An isotropic, or multi-directional, etch system performs a variety of etch processes on semiconductor wafers that can be used in several steps in a typical 0.18 micron chip fabrication. As device feature sizes continue to decrease, processes used to remove films from wafers must be ever more selective to prevent damage to the films in the underlying layers. This process capability and control is necessary to produce reliable and yielding devices. As device geometries shrink below 0.18 micron, the ability to maintain process control with wet chemicals will be limited.

 Epi Market

   Epitaxial, or Epi, deposition systems grow a layer of extremely pure silicon on a wafer in a uniform crystalline structure to form a high quality base for building certain types of chips. The silicon properties of the epitaxy produce a more controlled silicon growth than do manufactured silicon wafers and offer features that differentiate it from manufactured silicon wafers. The use of epitaxy can result in significant increases in yield during the manufacturing process and can enable the manufacture of novel structures. In addition, device manufacturers are able to manipulate and tightly control the quality and conductivity of the silicon.

   The market is broken into two segments: applications that require thin Epi, which are typically less than five microns thick, and applications that require thicker Epi film layers, including analog and power devices, sometimes as thick as 100 microns. Mattson's EpiPro series uses a dual chamber batch system that addresses the thick Epi market. Mattson's EpiPro series was introduced in 1998.

Products And Technology

   Nearly all of Mattson's tools are built on a common platform, known as the Aspen System. The Aspen II platform was introduced in 1993 and is used for four product lines, accounting for the majority of Mattson's historical revenue. This platform processes wafers from 100 millimeter to 200 millimeter in diameter. The Aspen Strip, Aspen CVD, Aspen RTP, and LiteEtch products are all based on the Aspen II platform, which includes wafer handling robotics, dual loadlocks, control electronics, and system software.

   Mattson's Aspen III platform was introduced in 1998 and is targeted for advanced design features on 300 millimeter and some 200 millimeter wafers. This next generation platform is designed to improve productivity and throughput. All of Mattson's 300 millimeter systems are built using this platform. In 1998, Mattson developed the Aspen III Strip and Aspen III CVD equipment for 300 millimeter strip and chemical vapor deposition processes based on the new Aspen III platform.

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   The chart below summarizes Mattson's product offerings and applications and the platforms used for each product line.

Product Name             Applications                    System Platform
------------             ------------                    ---------------
ASPEN II STRIP           Using dry chemistry, this       Aspen II for 100-200mm
ASPEN III STRIP          inductively coupled plasma      Aspen III for 300mm
                         strip system removes
                         photoresist and post-etch
                         residues before further film
                         deposition or diffusion
                         processing while maintaining
                         device integrity.

ASPEN II CVD             Plasma enhanced chemical vapor  Aspen II for 100-200mm
ASPEN III CVD            deposition system deposits      Aspen III for 200-300mm
                         insulating dielectric films on
                         wafers.

ASPEN RTP(FR3)           Rapid thermal processing using  Aspen II for 100-200mm
                         a susceptor-based heater used   Aspen III for 300 mm under
                         for implant anneals, silicide   development
                         formations, high and low k
                         development dielectric anneals,
                         glass reflow, and copper
                         anneal.

ASPEN II LITEETCH        Isotropic etch system using a   Aspen II for 100-200mm
ASPEN III LITEETCH       proprietary inductively coupled Aspen III for 300mm
                         plasma source, designed for a
                         variety of etch processes used
                         in several steps in a typical
                         0.18 micron chip fabrication.

EPIPRO SERIES            Dual chamber, batch reactor     Non-Aspen platform for 75-200mm
                         deposits a wide range of
                         epitaxial silicon film
                         thickness with tight process
                         control.

 The Aspen Strip

   The Aspen II Strip consists of the standard Aspen II platform together with one or two processing chambers. Each chamber processes two wafers at a time. System throughput varies with the photoresist thickness and is approximately 90 to 130 wafers per hour with one chamber and 110 to 160 wafers per hour with two chambers for most applications. The residue removal capability of this system reduces the need for wet chemical steps, which allows a greater reduction in cost of ownership by decreasing the number of wet stations required.

   The Aspen III Strip consists of the standard Aspen III platform together with one, two or three processing chambers. Each chamber processes two wafers at a time. System throughput varies with the resist thickness and is approximately 140 to 180 wafers per hour with one chamber, 160 to 200 wafers per hour with two chambers, and greater than or equal to 200 wafers per hour with three chambers for most applications. The innovative system design exceeds the current throughput, cost of ownership, and footprint requirements set by industry consortia for 300 millimeter strip equipment. Mattson believes the two chamber Aspen III Strip offers a substantial reduction in cost of ownership relative to conventional 300 millimeter single wafer systems.

   Each of Mattson's Aspen II and Aspen III Strip systems use one of Mattson's two proprietary inductively coupled plasma, or ICP, source technologies to remove photoresist and residue from the wafer. Mattson's ICP technology was introduced in 1997 to further extend the capability for removal of the most difficult residues

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formed during semiconductor processing. The ICP's thorough residue removal capability reduces the need for wet chemical steps. This physically remote plasma source generates a gentle, low energy plasma that achieves advanced photoresist stripping and residue removal and low contamination while maintaining device integrity and without additional chemical processing. The ICP source was specifically designed for advanced semiconductor device manufacturing processes of 0.18 micron and below. When combined with an Aspen II or Aspen III platform, Mattson believes that the Aspen Strip system provides significant cost of ownership advantages.

   Mattson's second source technology, Mattson's Aspen ICPSM, with selectable mode, offers manufacturers advanced low temperature strip capabilities and allows the user to select the plasma mode for each step in the process. The Aspen ICPSM system is applicable to a variety of advanced applications, including high dose implant strip, via residue removal, post metal etch residue removal, and surface cleaning for advanced silicide applications, as well as cleaning low k trenches or vias.

   Mattson has also developed a strip solution for low k cleaning that is currently being used in production. Mattson's new strip capability provides advanced processing recipes that enable interconnect technology for 0.18 micron and smaller geometries using a wide range of hydrogen and fluorine chemistries. This Aspen Strip feature enables manufacturers to clean vias or trenches with exposed low k materials while maintaining low k film integrity. In addition, it enables effective cleaning of copper films. The low k strip feature can be ordered as an option with ICP and/or ICPSM chambers.

 The Aspen CVD

   The Aspen II CVD system is based on the Aspen II platform. The Aspen II CVD system can be configured with one or two process chambers, and each chamber can process four wafers at a time. The second chamber can be used to increase throughput with a minimal increase in footprint.

   The Aspen III CVD system is based on the Aspen III platform and can be configured with one, two, or three process chambers, where each chamber can process two wafers at a time. The Aspen III CVD system deposits dielectric film and silane-based films, and Mattson offers a number of plasma enhanced chemical vapor deposition applications. Depending on the type of film deposited, the Aspen III CVD has the capability to process up to 180 wafers per hour, affording a cost of ownership advantage not found on competitive systems. The Aspen III CVD features a small volume chamber design that allows shortened automatic clean times for increased system availability and uptime. The smaller chamber also permits higher deposition rates. The resulting higher throughput permits the use of slower, more consistent and less damaging process technologies than are economically feasible in conventional single wafer systems.

   Mattson's plasma enhanced chemical vapor deposition technology allows the system to process wafers at the relatively low temperature of 400 degrees Celsius or less required for processing after aluminum metallization layers are deposited on the wafer. Film stress and density can be controlled independently of process chemistry by the use of a low frequency radio frequency bias. Mattson's dual loadlocks isolate the process chamber from pressure and temperature fluctuations. This isolation of the process chamber reduces particulates and improves film quality and repeatability.

   The Aspen III CVD system is one of the first chemical vapor deposition bridge systems in the industry that is capable of handling both 200 millimeter and 300 millimeter wafer production with minor modifications to the platform. Other 200 millimeter systems cannot convert to 300 millimeter production, or may require completely new process chambers to convert to 300 millimeter production. The flexible system design addresses the needs of large volume manufacturing where cost is a major consideration. Aspen III CVD has one of the smallest footprints available in 200 and 300 millimeter plasma enhanced chemical vapor deposition tools and provides a throughput advantage for selected thin film applications.

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   Mattson believes that the Aspen III CVD system is well positioned for dual damascene processing applications, where more plasma enhanced chemical vapor deposition layers are required. Dual damascene applications require two to three thin dielectric layers.

 The Aspen RTP (FR3)

   Based on the Aspen II platform, the Aspen RTP(FR3) is designed to meet the requirements for advanced sub 0.18 micron processing while satisfying the demands of high volume manufacturing. It handles up to 110 wafers per hour for selected processes. The simple design of the process chamber has no moving parts and no consumables, which contributes to its low preventive maintenance requirements. Because the system uses a susceptor instead of conventional lamp rapid thermal processing technology, power consumption has been minimized, further reducing maintenance requirements, consumables costs and cost of ownership.

   Mattson's Aspen RTP(FR3) system employs susceptor-based heating technology for temperature stability, uniformity and repeatability in a wide operating range of 100 to 1200 degrees Celsius to handle both rapid thermal processing and many furnace applications. The system provides a number of leading edge applications. Mattson's Aspen RTP(FR3) system features thermal isolation to keep the uniformity of the wafer temperature independent of the process temperature. Uniformity can be achieved over a wide range of process temperatures for both long and short process times. Proprietary wafer handling techniques are used to remove wafers from the chamber at process temperature, eliminating the cool-down time required by other systems. Mattson's wafer handling also achieves high throughput that results in lower thermal budgets. After processing, the system can also perform chamber cleaning without operator intervention.

 The Aspen LiteEtch

   Mattson's isotropic etch products, the Aspen II LiteEtch and Aspen III LiteEtch, use Mattson's proprietary ICP source, the same source used in Mattson's Aspen Strip product. This physically remote ICP source uses a high pressure plasma process to produce a low energy plasma that achieves high etch rates with better etch rate uniformity, greater profile control and selectivity and low wafer damage, while minimizing electrically charged particles that can damage sensitive semiconductor devices. With the transition from wet to dry processing for key application steps, Mattson believes that Aspen LiteEtch offers enabling technological capabilities with the benefits of dry etch tools. These benefits include lower cost of ownership than wet stations and lower capital outlay than anisotropic etchers, savings in cleanroom floorspace and greater process automation for ease of use, as well as reduced chemical waste.

   The Aspen LiteEtch system is available on Mattson's standard Aspen II platform, together with one or two process chambers, or Mattson's Aspen III platform, together with one, two or three process chambers. Each chamber processes two wafers at a time, while retaining single wafer process control. For most applications, system throughput typically varies with the process from 40 to 80 wafers per hour for a single chamber system and from 70 to 110 wafers per hour for a dual chamber system.

 EpiPro Systems

   The EpiPro series is Mattson's next-generation, cost-effective Epi reactor for epitaxial deposition. This high capacity system is capable of depositing a wide range of film thicknesses on 75 millimeter to 200 millimeter silicon wafers, while simultaneously reducing the cost of Epi processing. By improving throughput, the customer is able to reduce the cost of depositing Epi layers. This is a primary purchasing consideration of Mattson's targeted market segment, manufacturers of semiconductors with thick Epi layers.

   The EpiPro epitaxy reactor is specifically designed for growing Epi layers on silicon wafers. The system supports long processing times at high temperatures with a high degree of thickness and resistivity uniformity across the wafer and achieves customer specifications for silicon lattice defects.

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Customer Support

   Mattson believes that its customer support organization is critical to establishing and maintaining the long term customer relationships that often are the basis upon which semiconductor manufacturers select their equipment vendor. Mattson's customer support organization is headquartered in Fremont, California, with additional employees located domestically in Arizona, Idaho, Maryland, Massachusetts, New Jersey, Oregon, Texas, and Virginia and internationally in Germany, Italy, France, Japan, Korea, Singapore, Taiwan and the United Kingdom. Mattson's support personnel have technical backgrounds, with process, mechanical, and electronics training, and are supported by Mattson's engineering and applications personnel. Support personnel install systems, perform warranty and out-of-warranty service, and provide sales support.

   Mattson was the first in the industry to offer a standard 24 month warranty, and in 1996, the first to offer a standard 36 month warranty. Mattson offers a 36 month warranty on all of its systems sold after January 1996, other than Mattson's EpiPro 5000 system and other than systems sold in Japan. Mattson's 36 month warranty, designed to differentiate its service from other semiconductor equipment suppliers, includes preventive maintenance during warranty as well as installation support. Mattson's 36 month warranty also specifies no consumables costs, which can be a significant factor in cost of ownership calculations. Mattson offers a 12 month warranty in Japan and on its EpiPro 5000 system. Mattson also offers unlimited access to no-cost training at Mattson's headquarters, maintains spare parts depots in every region for four hour parts turnaround, and provides regional field and process support.

Sales And Marketing

   Mattson sells its systems primarily through its direct sales force. In addition to the direct sales force at its headquarters in Fremont, California, Mattson has domestic regional sales offices located in Arizona, Maryland, New Jersey, Oregon, and Texas. Mattson also maintains sales support offices in Germany, Italy, Japan, Korea, Singapore, Taiwan, and the United Kingdom. Mattson is continuing to increase the size of its sales force both domestically and internationally.

   Mattson has completed its establishment of a direct sales force in Japan and terminated its distribution relationship with its distributor, Marubeni. By establishing its own direct sales force, Mattson believes it can continue to increase its sales in Japan and provide its customers with improved customer service. Although Mattson intends to invest significant resources in Mattson's sales efforts in Japan, including hiring additional personnel to support its direct sales effort, Mattson may not be able to maintain or increase its sales to the Japanese semiconductor industry. Mattson may miss sales opportunities or lose competitive sales as a result of this transition in its sales organization. When it makes sales directly to customers in Japan, Mattson expects payment terms to be as long as 180 days from shipment, and Mattson may incur currency risk if sales are denominated in Japanese Yen.

   International sales accounted for 71% of total net sales in 1999, 67% in 1998, and 65% in 1997. Mattson anticipates that international sales will continue to account for a significant portion of net sales. International sales are subject to certain risks, including unexpected changes in regulatory requirements, exchange rates, tariffs and other barriers, political and economic instability, difficulties in accounts receivable collections, extended payment terms, difficulties in managing distributors or representatives, difficulties in staffing and managing foreign subsidiary operations, and potentially adverse tax consequences. Because of its dependence upon international sales in general, and on sales to Japan and Pacific Rim countries in particular, Mattson is particularly at risk to effects from developments such as the recent Asian economic problems. Mattson's foreign sales are also subject to certain governmental restrictions, including the Export Administration Act and the regulations promulgated under this Act. For a discussion of the risks associated with Mattson's international sales, see "Risk Factors," beginning on page 13 of this joint proxy statement-prospectus.

Customers

   The following is a representative list of Mattson's major semiconductor manufacturing customers:

   Advanced Micro Devices        Microchip Technology          Sony
   Hitachi                       NEC Corporation               STMicroelectronics
   IBM Microelectronics          Samsung                       Texas Instruments

   The following is a representative list of Mattson's major foundry customers:

   Chartered Semiconductor Manufacturing/Silicon Manufacturing Partners Pte.
Ltd.
   Taiwan Semiconductor Manufacturing Company
   Silicon Integrated Systems
   UMC Group
   WaferTech

   In 1999, one customer, Samsung, accounted for approximately 20% of Mattson's net sales, and in 1997, one customer, Taiwan Semiconductor Manufacturing Company, accounted for approximately 11% of Mattson's net sales. Although the composition of the group comprising its largest customers has varied from year to year, Mattson's top ten customers accounted for 63% of its net sales in 1999, 56% in 1998, and 60% in 1997. For a discussion of risks associated with changes in Mattson's customer base, see "Risk Factors" beginning on page 13 of this joint proxy statement-prospectus.


Backlog

   Mattson schedules production of its systems based on both backlog and regular sales forecasts. Mattson includes in backlog only those systems for which it has accepted purchase orders and assigned shipment dates within the next 12 months. All orders are subject to cancellation or delay by the customer with limited or no penalty. Mattson's backlog was approximately $56.1 million as of December 31, 1999, $22.7 million as of December 31, 1998, and $41.5 million as of December 31, 1997. The year-to-year fluctuation is due primarily to the cyclical nature of the semiconductor industry. Because of possible changes in delivery schedules and cancellations of orders, Mattson's backlog at any particular date is not necessarily representative of actual sales for any succeeding period and Mattson's actual sales for the year may not meet or exceed the backlog represented. In particular, during periods of industry downturns, Mattson has experienced significant delays relating to orders that were previously booked and included in backlog.

Research, Development, and Engineering

   Mattson's research, development, and engineering efforts are focused upon Mattson's multi-product strategy. During recent periods, Mattson has devoted a significant amount of resources to Mattson's Aspen III platform, the Aspen III CVD system, improvements to Mattson's Aspen RTP(FR3) system, and the EpiPro 5000 system. Mattson expects to focus its future efforts on Mattson's Aspen III RTP system for 300 millimeter applications, development of a low k chemical vapor deposition film using Mattson's Aspen CVD system, development of advanced resist and residue cleaning capabilities, and additional features on Mattson's Aspen III platform.

   Mattson has been actively involved in the development of advanced low k plasma enhanced chemical vapor deposition processing with various customers around the world. By using standard hardware with gas changes, Mattson has been able to deposit stable films with k values as low as 2.6. These low k values will become increasingly important as device feature sizes continue to be reduced and line-to-line capacitance becomes a limiter to the speed of integrated circuit devices.

   Mattson maintains an applications laboratory in Fremont to test new systems and customer-specific equipment designs. By basing products on the Aspen platform, Mattson believes that it can focus its development activities on the process chamber and develop new products quickly and at relatively low cost. For example, Mattson believes it was able to reduce new product development time on Mattson's CVD, RTP, and LiteEtch products.

   The markets in which Mattson and its customers compete are characterized by rapidly changing technology, evolving industry standards, and continuous improvements in products and services. Because of continual changes in these markets, Mattson believes that its future success will depend upon its ability to continue to improve its existing systems and process technologies, and to develop systems and new technologies that compete effectively. In addition, Mattson must adapt its systems and processes to technological changes and to support emerging industry standards for target markets. Mattson cannot be sure that it will complete its existing and future development efforts within its anticipated schedule or that its new or enhanced products will have the features to make them successful. Mattson may experience difficulties that could delay or prevent the successful development, introduction, or marketing of new or improved systems or process technologies. In addition, these new and improved systems and process technologies may not meet the requirements of the marketplace and achieve market acceptance. Furthermore, despite testing by Mattson, difficulties could be encountered with its products after shipment, resulting in loss of revenue or delay in market acceptance and sales, diversion of development resources, injury to Mattson's reputation, or increased service and warranty costs. The success of new system introductions is dependent on a number of factors, including timely completion of new system designs and market acceptance. If Mattson is unable to improve its existing systems and process technologies or to develop new technologies or systems, it may lose sales and customers.

   Mattson's research, development, and engineering expenses were $19.5 million for the year ended December 31, 1999, $16.7 million for the year ended December 31, 1998, and $14.7 million for the year ended December 31, 1997, representing 18.9% of net sales in 1999, 28.2% in 1998, and 19.2% in 1997.

Competition

   The global semiconductor fabrication equipment industry is intensely competitive and is characterized by rapid technological change and demanding customer service requirements. Mattson's ability to compete depends upon its ability to continually improve its products, processes, and services and its ability to develop new products that meet constantly evolving customer requirements.

   A substantial capital investment is required by semiconductor manufacturers to install and integrate new fabrication equipment into a semiconductor production line. As a result, once a semiconductor manufacturer has selected a particular supplier's products, the manufacturer often relies for a significant period of time upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same supplier. Accordingly, it is difficult for Mattson to sell to a particular customer for a significant period of time after that customer has selected a competitor's product, and it may be difficult for Mattson to unseat an existing relationship that a potential customer has with one of Mattson's competitors in order to increase sales of Mattson's products to that customer.

   Each of Mattson's product lines competes in markets defined by the particular wafer fabrication process it performs. In each of these markets Mattson has multiple competitors. At present, however, no single competitor competes with Mattson in all of the same market segments in which Mattson competes. Competitors in a given technology tend to have different degrees of market presence in the various regional geographic markets. Competition is based on many factors, primarily technological innovation, productivity, total cost of ownership of the systems, including yield, price, product performance, and throughput capability, quality, contamination control, reliability, and customer support. Mattson believe that its competitive position in each of its markets is based on the ability of Mattson's products and services to address customer requirements related to these competitive factors.

   Mattson's principal competitors in the dry strip market include Alcan Technology, Axcelis Corporation, GaSonics International, Hitachi, KEM, Matrix Integrated Systems, and Plasma Systems. Mattson believes that it competes favorably on each of the competitive elements in this market and estimate that it is the leading provider of dry strip products. The market in which Mattson's Aspen LiteEtch products compete is a relatively small niche market with no dominant competitors. Principal competitors for Mattson's Aspen LiteEtch systems include GaSonics, Lam Research, Shibaura Mechatronics, and Tegal. Principal competitors for Mattson's Aspen CVD systems include Applied Materials, ASM International, and Novellus Systems, with Applied Materials and Novellus representing a major share of the market. Principal competitors for Mattson's Aspen RTP systems include Applied Materials. Principal competitors for Mattson's EpiPro systems include Advanced Semiconductor Manufacturing, LPE Products, Moore Technology, and Toshiba.

   Mattson may not be able to maintain its competitive position against current and potential competition. New products, pricing pressures, rapid changes in technology, and other competitive actions from both new and existing competitors could materially affect Mattson's market position. Some of Mattson's competitors have substantially greater installed customer bases and greater financial, marketing, technical, and other resources than Mattson does and may be able to respond more quickly to new or changing opportunities, technologies, and customer requirements. Mattson's competitors may introduce or acquire competitive products that offer enhanced technologies and improvements. In addition, some of Mattson's competitors or potential competitors have greater name recognition and more extensive customer bases that could be leveraged to gain market share to Mattson's detriment. Mattson believe that the semiconductor equipment industry will continue to be subject to increased consolidation, which will increase the number of larger, more powerful companies and increase competition.

Manufacturing

   Mattson's manufacturing operations are based in Mattson's Fremont facility and consist of procurement, subassembly, final assembly, test, and reliability engineering. Mattson's current Strip, CVD, RTP, and LiteEtch systems are based on the Aspen platform, enabling Mattson to use a large number of common subassemblies and components. Many of the major assemblies are procured complete from outside sources. Mattson focuses its internal manufacturing efforts on those precision mechanical and electro-mechanical assemblies that differentiate Mattson's systems from those of its competitors.

   Some of Mattson's components are obtained from a sole supplier or a limited group of suppliers. Mattson generally acquires these components on a purchase order basis and not under long term supply contracts. Mattson's reliance on outside vendors generally, and a limited group of suppliers in particular, involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing and timely delivery of components. Because the manufacture of certain of these components and subassemblies is an extremely complex process and can require long lead times, Mattson could experience delays or shortages caused by suppliers. Historically, Mattson has not experienced any significant delays in manufacturing due to an inability to obtain components, and Mattson is not currently aware of any specific problems regarding the availability of components that might significantly delay the manufacturing of Mattson's systems in the future. However, any inability to obtain adequate deliveries or any other circumstance that would require Mattson to seek alternative sources of supply or to manufacture such components internally could delay its ability to ship its systems and could have a material adverse effect on Mattson.

   Mattson is subject to a variety of federal, state, and local laws, rules and regulations relating to the use, storage, discharge, and disposal of hazardous chemicals used during its sales demonstrations and research and development. Public attention has increasingly been focused on the environmental impact of operations which use hazardous materials. Failure to comply with present or future regulations could result in substantial liability to Mattson, suspension or cessation of its operations, restrictions on its ability to expand at its present locations, or requirements for the acquisition of significant equipment or other significant expense. To date, compliance with environmental rules and regulations has not had a material effect on Mattson's operations.

Intellectual Property

   Mattson relies on a combination of patent, copyright, trademark, and trade secret laws, non-disclosure agreements, and other intellectual property protection methods to protect its proprietary technology. Mattson holds eight United States patents and more than 20 patent applications pending in the United States as well as several foreign patents and patent applications covering various aspects of its products and processes. Where appropriate, Mattson intends to file additional patent applications on inventions resulting from its ongoing research, development, and manufacturing activities to strengthen its intellectual property rights.

   Although Mattson attempts to protect its intellectual property rights through patents, copyrights, trade secrets, and other measures, it cannot be sure that it will be able to protect its technology adequately, and Mattson's competitors could independently develop similar technology, duplicate Mattson's products, or design around Mattson's patents. To the extent Mattson wishes to assert its patent rights, Mattson cannot be sure that any claims of its patents will be sufficiently broad to protect its technology or that its pending patent applications will be approved. In addition, there can be no assurance that any patents issued to Mattson will not be challenged, invalidated, or circumvented, that any rights granted under these patents will provide adequate protection to Mattson, or that Mattson will have sufficient resources to protect and enforce its rights. In addition, the laws of some foreign countries may not protect Mattson's proprietary rights to as great an extent as do the laws of the United States.

   As is customary in Mattson's industry, from time to time it receives or makes inquiries regarding possible infringement of patents or other intellectual property rights. Although there are no pending claims against Mattson regarding infringement of any existing patents or other intellectual property rights or any unresolved notices that Mattson is infringing intellectual property rights of others, such infringement claims could be asserted against Mattson or its suppliers by third parties in the future. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, subject Mattson to significant liabilities to third parties, require Mattson to enter into royalty or licensing agreements, or prevent Mattson from manufacturing and selling its products. If Mattson's products were found to infringe a third party's proprietary rights, Mattson could be required to enter into royalty or licensing agreements in order to continue to be able to sell its products. Royalty or licensing agreements, if required, may not be available on terms acceptable to Mattson or at all, which could seriously harm Mattson's business. Mattson's involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets and know-how could have a material adverse effect on its business.

Employees

   As of December 31, 1999, Mattson had 443 employees. There were 104 employees in manufacturing operations, 96 in research, development and engineering, 200 in sales, marketing, field service, and customer support, and 43 in general, administrative, and finance.

   The success of Mattson's future operations depends in large part on Mattson's ability to recruit and retain qualified employees, particularly those highly skilled design, process, and test engineers involved in the manufacture of existing systems and the development of new systems and processes. The competition for such personnel is intense, particularly in the San Francisco Bay Area, where Mattson's headquarters are located. At times, Mattson has experienced difficulty in attracting new personnel and Mattson may not be successful in retaining or recruiting sufficient key personnel in the future. None of Mattson's employees is represented by a labor union and Mattson has never experienced a work stoppage, slowdown, or strike. Mattson considers its relationships with its employees to be good.

Properties

   Mattson maintains its headquarters in Fremont, California. Mattson has leases for two facilities of 61,000 and 60,000 square feet which expire in February 2001 and April 2003, respectively. Mattson's future growth may require that it secure additional facilities or expand its current facilities further before the term of its headquarters lease expires. Any move to new facilities or expansion could be disruptive and cause Mattson to incur significant unexpected expense. Mattson also leases sales support offices in Japan, Singapore, Korea, Taiwan, and Germany with expiration dates from August 2000 through January 2001.

Legal Proceedings

   Mattson is not aware of any pending legal proceedings against Mattson that, individually or in the aggregate, would have a material adverse effect on Mattson's business, operating results, or financial condition. Mattson may in the future be party to litigation arising in the course of Mattson's business, including claims that it allegedly infringed third party trademarks and other intellectual property rights. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

                  MATTSON MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis of Mattson's financial condition and results of operations should be read in conjunction with its consolidated financial statements and related notes included elsewhere in this joint proxy statement-prospectus. In addition to historical information, this discussion contains certain forward-looking statements that involve risks and uncertainties. Mattson's actual results could differ materially from those anticipated by these forward-looking statements due to factors, including but not limited to, those set forth under "Risk Factors" and elsewhere in this joint proxy statement-prospectus.

Overview

   Mattson is a leading supplier of advanced, high-productivity semiconductor processing equipment used in the fabrication of integrated circuits. Mattson currently offers Aspen Strip, CVD, RTP, LiteEtch and EpiPro products. Mattson began operations in 1989 and in 1991 shipped its first product, the Aspen Strip, a photoresist removal system. Mattson's current Aspen Strip, CVD, RTP and LiteEtch product lines are based on a common Aspen platform with a modular, multi-station, multi-chamber architecture, designed to deliver high productivity, low cost of ownership and savings of cleanroom space.

   Until 1999, Mattson derived a substantial majority of its sales from its Aspen Strip systems, with its remaining sales derived from its CVD, RTP, LiteEtch and Epi systems, as well as spare parts and maintenance services. During 1999, Mattson's sales of CVD systems increased significantly, comprising 27% of its net sales, while its Aspen Strip sales accounted for 60% of its net sales. In July 1999, Mattson introduced its next generation rapid thermal processing system, RTPFR3, and the EpiPro 5000 epitaxial silicon deposition system.

   Mattson generally recognizes sales upon shipment of a system. From time to time, however, Mattson allows customers to evaluate systems, and since customers can return such systems any time with limited or no penalty, Mattson does not recognize the associated revenue until the evaluation system is accepted by the customer. Service and maintenance contract revenue, which to date has been insignificant, is recognized on a straight-line basis over the service period of the related contract. A provision for the estimated future cost of system installation and warranty is recorded at the time revenue is recognized.

   International sales, predominantly to customers based in Europe, Japan and the Pacific Rim, including Taiwan, Singapore and Korea, accounted for 71% of total net sales for 1999, 67% of total net sales for 1998 and 65% of total net sales for 1997. To date, all sales have been denominated in U.S. dollars. Mattson anticipates that international sales will continue to account for a significant portion of sales, primarily due to orders from customers in Japan and the Pacific Rim.

   The local currency is the functional currency for all foreign operations except those in Japan, where the U.S. dollar is the functional currency. Gains or losses from translation of foreign operations where the local currencies are the functional currency are included as a component of stockholders' equity. Foreign currency transaction gains and losses are recognized in the statement of operations and have not been material.

   Mattson's business depends upon capital expenditures by manufacturers of semiconductor devices. The level of capital expenditures by these manufacturers depends upon the current and anticipated market demand for such devices. The semiconductor industry suffered a significant downturn beginning in 1998, as a result of several factors including the economic crisis in Asia, semiconductor industry over-capacity and reduced profitability for semiconductor manufacturers resulting from the decreasing prices of personal computers. Accordingly, many semiconductor manufacturers delayed planned new equipment purchases until 1999, which significantly impacted Mattson's 1998 sales. From the fourth quarter of 1998 through 1999, the industry began to improve, and during that time Mattson's sales increased sequentially from quarter to quarter. The cyclicality and uncertainties regarding overall market conditions continue to present significant challenges to Mattson and impair Mattson's ability to forecast near term revenue. Mattson's ability to quickly modify its operations in response to changes in market conditions is limited.

   In order to support long term growth in its business, Mattson has continued to increase research and development expenses from previous years. In addition, selling, general and administrative costs in 1999 increased from 1998 as sales continued to increase. Mattson is still dependent upon increases in sales in order to achieve profitability. If Mattson's sales do not increase, its current operating expenses could both prevent it from increasing profitability and adversely affect its financial results.

   On July 24, 1998, Mattson completed its acquisition of Concept Systems Design, Inc., a supplier of epitaxial systems. The merger was accounted for as a purchase at a price of $4,689,000, which included $650,000 of estimated acquisition-related costs. In connection with the merger, Mattson issued 795,138 shares of its common stock to the former stockholders of Concept. The purchase price was allocated to assets acquired and liabilities assumed based on the fair value of Concept's current assets and liabilities, which Mattson believes approximated their book value, the estimated fair value of property and equipment and an independent appraisal for all other identifiable assets. The excess of the purchase price over the net tangible and intangible assets acquired and liabilities assumed was allocated to goodwill.

   In the first quarter of 1999, a preacquisition contingency was resolved which reduced the liabilities assumed from Concept by approximately $2.2 million. Under the provisions of Statement of Financial Accounting Standards No. 38, this has been recorded by Mattson in the first quarter of 1999 on a prospective basis as an elimination of previously recorded goodwill and a pro-rata reduction of the balance to the acquired developed technology, workforce and property and equipment. The acquired developed technology and workforce are recorded on the balance sheet as other assets and will be amortized on a straight-line basis over periods ranging from three to seven years. The acquired in-process research and development was expensed at the time of acquisition as a one-time charge.

Results of Operations

   The following table sets forth selected consolidated financial data for the periods indicated, expressed as a percentage of net sales:

                            Year Ended            Three Months        Six Months
                           December 31,               Ended              Ended
                         --------------------   -----------------  -----------------
                                                June 25, June 27,  June 25, June 27,
                         1997   1998    1999      2000     1999      2000     1999
                         -----  -----   -----   -------- --------  -------- --------
Net sales............... 100.0% 100.0 % 100.0 %  100.0%   100.0 %   100.0%   100.0 %
Cost of sales...........  48.4%  63.5 %  51.7 %   49.0%    52.8 %    49.8%    51.6 %
                         -----  -----   -----    -----    -----     -----    -----
Gross margin............  51.6%  36.5 %  48.3 %   51.0%    47.2 %    50.2%    48.4 %
                         =====  =====   =====    =====    =====     =====    =====
Operating expenses:
  Research, development
   and engineering......  19.2%  28.2 %  18.9 %   13.7%    18.8 %    14.2%    21.9 %
  Selling, general and
   administrative.......  31.9%  41.5 %  30.7 %   26.0%    29.5 %    25.5%    34.2 %
  Acquired in-process
   research and
   development..........    --    7.1 %    --
    Total operating
     expenses...........                          39.7%    48.2 %    39.7%    56.1 %
Income (loss) from
 operations.............    .5% (40.3)%  (1.3)%   11.3%    (1.0)%    10.5%    (7.6)%
Interest and other
 income, net............   2.0%   3.1 %   0.7 %    3.0%     0.6 %     2.1%     1.1 %
Income (loss) before
 provision for income
 taxes..................   2.5% (37.2)%   (.6)%   14.3%    (0.5)%    12.6%    (6.5)%
Net income (loss).......   1.9% (37.8)%   (.8)%   12.9%    (0.8)%    11.3%    (6.8)%

Years Ended December 31, 1999 And 1998

   Net Sales. Mattson's net sales for the year ended December 31, 1999 were $103.5 million, representing an increase of $44.3 million, or 74.8%, over net sales of $59.2 million for the year ended December 31, 1998. Net sales increased in 1999 primarily as a result of a 53.1% increase in unit shipments and a 16.2% increase in average selling prices.

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

   Until 1999, Mattson's sales consisted principally of single and dual chamber Aspen Strip products and to a lesser extent, CVD, RTP and LiteEtch systems, spare parts and service revenue. During 1999, sales of Mattson's Aspen CVD accounted for 26.6% of net sales. The increase in average selling prices has resulted primarily from a change in sales mix to CVD, RTP and LiteEtch systems, which generally carry higher selling prices than the Aspen Strip systems.

   Gross Margin. Gross profit was $50.0 million for the year ended December 31, 1999, representing 48.3% of net sales, up from $21.6 million, or 36.5% of net sales, for the year ended December 31, 1998. Mattson's cost of sales includes labor, materials and overhead. Gross margin increased in 1999 primarily due to favorable manufacturing overhead efficiencies, as the number of systems shipped increased 53.1% in 1999 compared to 1998.

   Mattson's gross margin has varied over the years and will continue to vary based on multiple factors including its product mix, economies of scale, overhead absorption levels, and costs associated with the introduction of new products. Mattson's gross margin on international sales, other than sales to Marubeni, have been substantially the same as domestic sales. Sales to Marubeni typically carry a lower gross margin, as Marubeni has been primarily responsible for sales and support costs in Japan. Mattson has recently terminated its distribution agreement with Marubeni and has shifted to a direct sales model in Japan.

   Research, Development and Engineering. Research, development and engineering expenses were $19.5 million, or 18.9% of net sales, for the year ended December 31, 1999, compared to $16.7 million, or 28.2% of net sales, for the year ended December 31, 1998. The increase was primarily due to compensation and related benefits, which increased to $9.8 million in 1999 from $8.6 million in 1998, and depreciation expense, which increased to $2.3 million in 1999 from $1.9 million in 1998. The increase in compensation and related benefits expense was due to increased personnel required to support Mattson's anticipated long term future growth. The increase in depreciation expense was due to additional fixed assets as a result of Mattson's acquisition of Concept in July 1998. The decrease in research, development and engineering expense as a percentage of net sales in 1999 compared to 1998 was primarily attributable to increased sales in 1999.

   Selling, General and Administrative. Selling, general and administrative expenses were $31.8 million, or 30.7% of net sales, for the year ended December 31, 1999, compared with $24.5 million, or 41.5% of net sales, for the year ended December 31, 1998. The increase was primarily due to compensation and related benefits, which increased to $22.4 million in 1999 from $15.2 million in 1998 due to increased personnel during 1999 and the reimplementation during the first quarter of 1999 of compensation programs that had been reduced or eliminated as part of the overall cost cutting measures implemented by management in the second quarter of 1998. The decrease in selling, general and administrative expenses as a percentage of net sales in 1999 compared to 1998 was primarily attributable to increased net sales in 1999.

   Acquired In-Process Research and Development. In 1998, in connection with Mattson's acquisition of Concept, it allocated $4.2 million to in-process research and development, which Mattson expensed as a one-time charge, and $6.9 million to other intangible assets.

   The value assigned to in-process research and development was determined by identifying research projects in areas for which technological feasibility had not been established. These included the Concept EpiPro 5000 system and a single wafer Epi system. The value was determined by estimating the expected cash flows from the projects, taking into consideration an estimate of future obsolescence of the technology once commercially viable, applying a percentage of completion and then discounting the net cash flows to their present value. Mattson believes that its efforts to complete its in-process research and development projects will consist of internally staffed engineers and will be completed in 2001. The estimated costs to complete the research and development is approximately $1.7 million. There is substantial risk associated with the completion of each project and Mattson cannot be certain that any of the projects will meet with technological or commercial success.

   The percentage of completion for each project was determined using management estimates of time and dollars spent as compared to time and dollars that were expected to be required to complete the project. The degree of difficulty of the portion of each project completed as of July 24, 1998 was also compared to the estimated remaining research and development to be completed to bring each project to technical feasibility. At July 24, 1998, the percentage of completion for the Concept EpiPro 5000 was estimated at 80% and the percentage of completion for the single wafer Epi system was estimated at 50%.

   Tax Provision. Mattson recorded a tax provision of $247,000 for the year ended December 31, 1999 compared to $337,000 for the year ended December 31, 1998. Mattson recognized provision for income taxes at an effective tax rate of (41.0)% during 1999 and (1.5)% during 1998. In 1999 and 1998 Mattson did not recognize any tax benefits from its operating losses. The 1999 and 1998 income tax provision primarily relates to foreign income tax. FASB Statement No. 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon available data, which includes Mattson's historical operating performance and the reported cumulative net losses in prior years, Mattson has provided a full valuation allowance against its net deferred tax assets as the future realization of the tax benefit is not sufficiently assured. Mattson intends to evaluate the realization of the deferred tax assets on a quarterly basis.

Years Ended December 31, 1998 And 1997

   Net Sales. Mattson's net sales of $59.2 million for the year ended December 31, 1998 represented a decrease of $17.5 million, or 22.8%, from net sales of $76.7 million for the year ended December 31, 1997. The decrease was primarily the result of a 32.7% decrease in unit shipments, partially offset by a 6.6% increase in average selling prices.

   Gross Margin. Gross profit was $21.6 million for the year ended December 31, 1998, representing 36.5% of net sales, compared to gross profit of $39.6 million, representing 51.6% of net sales, for the year ended December 31, 1997. The lower gross margin in 1998 compared to 1997 was primarily attributable to overhead inefficiencies caused by lower production volumes, as well as a one-time inventory write-down.

   Research, Development and Engineering. Research, development and engineering expenses for the year ended December 31, 1998 were $16.7 million, or 28.2% of net sales, and increased from $14.7 million, or 19.2% of net sales, for the year ended December 31, 1997. The increase was primarily due to compensation and benefits, which increased to $8.6 million in 1998 from $7.9 million in 1997, engineering project materials, which increased to $3.3 million in 1998 from $3.1 million in 1997, and depreciation, which increased to $1.9 million in 1998 from $1.4 million in 1997. The increase in compensation expense was primarily due to increased personnel required to support Mattson's anticipated long term future growth, including the support of its multi-product strategy. The increase in engineering project materials was due to ongoing and new product development. The increase in depreciation expense was due to the additional fixed assets acquired from the Concept acquisition. The increase in research, development and engineering expense as a percentage of net sales in 1998 compared to 1997 was primarily attributable to lower sales in 1998.

   Selling, General and Administrative. Selling, general and administrative expenses for the year ended December 31, 1998 were $24.5 million, or 41.5% of net sales, compared to expenses of $24.5 million, or 31.9% of net sales, for the year ended December 31, 1997. Cost cutting measures implemented in the second quarter of 1998 were offset by increased expenditures relating to the acquired Concept workforce and related overhead. Salaries, commissions and related expenses remained constant at $15.2 million in 1997 and 1998. Building and utilities expenses increased to $3.1 million in 1998 from $2.0 million in 1997. The increase in building and utilities expenses was due to an additional 31,000 square foot facility leased at the end of 1997, which was vacated in the third quarter of 1998. The increase in building and utilities charges was offset by nominal decreases in advertisement and promotion and travel and entertainment expenses in 1998.

   Tax provision. Mattson recorded a tax provision of $337,000 for the year ended December 31, 1998 compared to $451,000 for the year ended December 31, 1997. Mattson recognized provision for income taxes at an effective rate of (1.5)% during 1998 and 24.0% during 1997. The provision for income taxes in 1998 consists primarily of foreign taxes. FASB Statement No. 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon available data, Mattson has provided a full valuation allowance against its December 31, 1998 net deferred tax assets as the future realization of the tax benefit is not sufficiently assured. Mattson intends to evaluate the realization of the deferred tax assets on a quarterly basis. The 1997 tax rate is less than the federal statutory rate as a result of benefits from Mattson's foreign sales corporation and the research and development tax credit.

Quarterly Results Of Operations

   The following tables set forth Mattson's unaudited consolidated statement of operations data for each of the eight quarterly periods ended December 31, 1999. You should read this information in conjunction with Mattson's consolidated financial statements and related notes appearing elsewhere in this prospectus. Mattson has prepared this unaudited consolidated information on a basis consistent with its audited consolidated financial statements, reflecting all normal recurring adjustments that it considers necessary for a fair presentation of its financial position and operating results for the quarters presented. You should not draw any conclusions about Mattson's future results from the operating results for any quarter.

                                                   Quarter Ended
                          ----------------------------------------------------------------------
                           Mar.     June               Dec.              June     Sept.   Dec.
                            29,      28,     Sept.      31,    Mar. 28    27,      26,     31,
                           1998     1998    27, 1998   1998     1999     1999     1999    1999
                          -------  -------  --------  -------  -------  -------  ------- -------
                                                   (in thousands)
Consolidated Statement
 Of Operations
Net sales...............  $20,248  $15,649  $  9,420  $13,869  $14,320  $24,128  $29,189 $35,821
Cost of sales...........   11,173    8,448     8,920    9,054    7,076   12,748   15,171  18,477
                          -------  -------  --------  -------  -------  -------  ------- -------
Gross profit............    9,075    7,201       500    4,815    7,244   11,380   14,018  17,344
                          -------  -------  --------  -------  -------  -------  ------- -------
Operating expenses:
  Research, development
   and engineering......    4,501    3,770     4,107    4,292    3,898    4,525    5,297   5,827
  Selling, general and
   administrative.......    6,725    5,643     6,294    5,880    6,031    7,106    8,567  10,080
  Acquired in-process
   research and
   development..........       --       --     4,220       --       --       --       --      --
                          -------  -------  --------  -------  -------  -------  ------- -------
    Total operating
     expenses...........   11,226    9,413    14,621   10,172    9,929   11,631   13,864  15,907
                          -------  -------  --------  -------  -------  -------  ------- -------
Income (loss) from
 operations.............   (2,151)  (2,212)  (14,121)  (5,357)  (2,685)    (251)     154   1,437
Interest and other
 income, net............      481      508       431      391      293      133      221      96
                          -------  -------  --------  -------  -------  -------  ------- -------
Income (loss) before
 provision for Income
 taxes..................   (1,670)  (1,704)  (13,690)  (4,966)  (2,392)    (118)     375   1,533
Provision for (benefit
 from) Income taxes.....     (450)    (459)    1,109      137       49       68       59      71
                          -------  -------  --------  -------  -------  -------  ------- -------
Net income (loss).......  $(1,220) $(1,245) $(14,799) $(5,103) $(2,441) $  (186) $   316 $ 1,462
                          =======  =======  ========  =======  =======  =======  ======= =======
Net income (loss) per
 share:
  Basic.................  $  (.09) $  (.09) $  (1.00) $  (.33) $  (.16) $  (.01) $   .02 $   .09
  Diluted...............  $  (.09) $  (.09) $  (1.00) $  (.33) $  (.16) $  (.01) $   .02 $   .08
Shares used in computing
 Net income (loss) per
 share:
  Basic.................   14,254   14,474    14,839   15,315   15,423   15,601   15,887  16,055
  Diluted...............   14,254   14,474    14,839   15,315   15,423   15,601   17,191  17,552

Three And Six Month Periods Ended June 30, 2000 And 1999

   Net Sales. Net sales for the second quarter of 2000 increased 108% to $50.1 million from $24.1 million for the same quarter last year. The increase in quarterly sales reflects a 136% increase in unit sales for the second quarter of 2000 compared to the second quarter of 1999. This increase was partially offset by a different product mix and a resulting per unit average sales price for products sold during the second quarter of 2000 as compared to the same quarter last year.

   Second quarter bookings were $65.7 million, an increase of 122% compared to bookings of $29.6 million in the second quarter of 1999, resulting in a book to bill ratio of 1.3 to 1.0 for the second quarter of 2000. Backlog increased by $51.5 million to $86.5 million in the second quarter 2000 from $35 million in the second quarter of 1999.

   International sales, which are predominantly to customers based in Japan and the Pacific Rim (which includes Taiwan, Singapore and Korea), accounted for 66% and 70% of net sales for the second quarter of 2000 and 1999, respectively. In 1999, Mattson shifted its strategy in Japan to a direct sales model, and it completed this transition during the second quarter of 2000. Mattson anticipates that international sales will continue to account for a significant portion of total net sales for 2000.

   Gross Margin. Mattson's gross margin for the second quarter of 2000 increased to 51% from 47% for the second quarter of 1999. This increase in gross margins was due to fixed cost absorption over higher sales volume, partially-offset by a different product mix sold during the second quarter of 2000 as compared to the same period last year.

   Mattson's gross margin may continue to be affected by a variety of factors. Although Mattson has not offered substantial discounts on its systems to date, there can be no assurance that it will not experience pricing pressures in the future. Mattson's gross margin on international sales is substantially the same as domestic sales.

   Research, Development and Engineering. Research, development and engineering expenses for the second quarter of 2000 were $6.9 million, or 14% of net sales, as compared to $4.5 million, or 19% of net sales, for the second quarter of 1999. The increase was primarily due to compensation and related benefits, which increased to $3.1 million in the second quarter of 2000 from $2.1 million in the second quarter of last year and engineering materials, which increased to $1.7 million in the second quarter of 2000 from $0.7 million in the second quarter of 1999. The increase in compensation and related benefits expense was due to increased personnel required to support Mattson's anticipated growth. The increase in engineering materials is due to ongoing and new product development. The decrease in research, development and engineering materials as a percentage of net sales during the second quarter of 2000 as compared to the same period last year is due to higher sales during the second quarter of 2000.

   Selling, General and Administrative. Selling, general and administrative expenses for the second quarter of 2000 were $13.0 million, or 26% of net sales, as compared to $7.1 million, or 29% of net sales, for the second quarter of 1999. The increase was comprised primarily of $2.7 million in compensation and related benefits, $1.9 million in professional fees, advertising and promotion, and travel and entertainment. These increases in selling, general and administrative expenses are the result of higher spending levels required to support the increased sales activity incurred during the second quarter of 2000 over the previous year and the transition in Japan from a distributorship to direct sales. The decrease in selling, general and administrative expenses as a percentage of net sales during the second quarter of 2000 as compared to the same period last year is due to higher net revenues.

   Provision for Income Taxes. During the second quarter of 2000, Mattson provided for taxes at an effective tax rate of 10%. The 2000 tax rate is less than the federal statutory rate primarily as a result of the planned utilization of net operating loss and credit carryforwards that would partially offset the Company's tax liability.

Liquidity and Capital Resources

   Mattson's cash and cash equivalents and short term investments were $125 million at June 25, 2000, an increase of $108 million from $17 million at December 31, 1999. Mattson did not have an outstanding balance on its line of credit and had no long term debt at June 25, 2000. Stockholders' equity at June 25, 2000 was approximately $189 million.

   Net cash used in operating activities was $12.9 million during the six months ended June 25, 2000 as compared to $8.7 million during the same period last year. The net cash used in operating activities during the six months ended June 25, 2000 was primarily due to an increase in accounts receivable and inventories of $19.9 million and $11.1 million, respectively. The increase in accounts receivable and inventories was partially offset by Mattson's net income of $10.5 million and depreciation and amortization expense of $2.7 million.

   Net cash used in investing activities was $2.5 million during the six months ended June 25, 2000 as compared to net cash provided by investing activities of $7.3 million during the same period of 1999. The net cash used in investing activities during the six months ended June 25, 2000 is attributable to the purchase of property and equipment of $2.5 million. The net cash provided by investing activities during the same period last year was attributable to the sale of short term investments of $8.1 million offset by purchases of property and equipment of $0.9 million.

   Net cash provided by financing activities was $124 million during the six months ended June 25, 2000 as compared to $0.7 million during the same period last year. The net cash provided by financing activities during the six months ended June 25, 2000 is primarily attributable to the completion of Mattson's follow-on public offering of 3,000,000 shares of common stock on March 8, 2000. The public offering price was $42.50 per share before offering costs. This increase was offset by a $3.0 million repayment against Mattson's line of credit.

   Mattson's Board of Directors authorized the repurchase by Mattson, through the year 2000, of up to 1,000,000 shares of its Common Stock in the open market from time to time. As of June 25, 2000, 274,800 of such shares have been repurchased. Mattson does not intend to repurchase any additional shares of its stock under this repurchase program.

   During 1999 Mattson entered into a one-year revolving line of credit with a bank in the amount of $15.0 million. This line of credit expired in July 2000. All borrowings under this line of credit bore interest at a per annum rate equal to the lender's prime rate, which was 9.75% at June 25, 2000. Mattson borrowed $3.0 million under this line of credit during the third quarter of 1999 and repaid the balance in full during the first quarter of 2000. The line of credit required Mattson to maintain certain financial covenants, including a minimum quick ratio and minimum tangible net worth. Mattson was in compliance with all of its financial covenants at June 25, 2000.

   On March 8, 2000 Mattson completed its public offering of 3,000,000 shares of our common stock. The public offering price was $42.50 per share. On March 16, 2000, the underwriters exercised a right to purchase an additional 90,000 shares to cover over-allotments. Mattson expects to use the net proceeds for general corporate purposes, principally working capital and capital expenditures. Mattson currently anticipates that the net proceeds from the offering discussed above, together with its current cash, cash equivalents and available credit facilities, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, Mattson may need to raise additional funds in future periods through public or private financings, or other sources, to fund its operations and any potential acquisitions. Mattson may not be able to obtain adequate or favorable financing when needed. Failure to raise capital when needed could harm Mattson's business. If Mattson raises additional funds through the issuance of equity securities, the percentage ownership of its stockholders will be reduced. Furthermore, these equity securities may have rights, preferences or privileges senior to Mattson's common stock.

   As of December 31, 1999, Mattson had no short term investments and thus no exposure to changes in market values for investments.

   Mattson has international facilities and is, therefore, subject to foreign currency exposure. The local currency is the functional currency for all foreign sales operations except those in Japan, where the U.S. dollar is the functional currency. To date, Mattson's exposure related to exchange rate volatility has not been significant. Due to the short term nature of Mattson's investments, Mattson does not believe that it has a material risk exposure with respect to financial instruments.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS 133 is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. The effect of SFAS 133 is not expected to be material to Mattson's financial statements.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements. SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. Among other things, SAB 101 would result in a change from the established practice in many industries of recognizing revenue at the time of shipment of a system, and instead delay revenue recognition until the time of installation or customer acceptance. Because of the cyclical nature of the semiconductor equipment industry and Mattson's dependence on a small number of comparatively large sales, a change in revenue recognition practices could have a material affect on revenue in any particular reporting period. Mattson is currently evaluating the effect that such adoption may have on its consolidated results of operations. Mattson will be required to adopt SAB 101 in the fourth quarter of 2000.

Quantitative And Qualitative Disclosures Regarding Market Risk

   As of December 31, 1999 and June 25, 2000, Mattson had no short term investments and thus no exposure to changes in market values for investments.

   Mattson has international facilities and is, therefore, subject to foreign currency exposure. The local currency is the functional currency for all foreign sales operations except those in Japan, where the U.S. dollar is the functional currency. To date, Mattson's exposure related to exchange rate volatility has not been significant. Due to the short term nature of its investments, Mattson does not believe that it has a material risk exposure with respect to financial instruments.

                       PRINCIPAL STOCKHOLDERS OF MATTSON

   The following table sets forth certain information regarding the beneficial ownership of Mattson's common stock as of October 4, 2000 by (i) each director, director-nominee, and executive officer of Mattson; (ii) all current executive officers and directors of Mattson as a group; and (iii) all persons known by Mattson to own beneficially 5% or more of the outstanding shares or voting power of Mattson's voting securities. The table is based upon information supplied by directors, officers and principal stockholders. Unless otherwise indicated, each of the listed persons has sole voting and sole investment power with respect to the shares beneficially owned, subject to community property laws where applicable.

                                                       Shares
Beneficial Owner(1)                              Beneficially Owned Percentage
-------------------                              ------------------ ----------
Brad Mattson....................................     3,701,192(2)      17.7%

Dimensional Fund Advisors Inc. .................       830,400(3)       5.4%
1299 Ocean Avenue, 11th Floor
 Santa Monica, California 90401

John C. Savage..................................        35,500(4)        *

Shigeru Nakayama................................        24,792(5)        *

Kenneth G. Smith................................        43,125(6)        *

Kenneth S. Kannappan............................         7,250(7)        *

Yasuhiko Morita.................................        58,895(8)        *

David Dutton....................................        50,045(9)        *

Brian McDonald..................................        22,293(10)       *

Walter Kasianchuk(11)...........................           --            *

Dr. Jochen Melchior.............................           --            *

Dr. Hans-Georg Betz.............................           --            *

James J. Kim....................................           --            *

All directors, director nominees, and executive
 officers as a group (12 persons)...............     3,943,092(12)     18.9%

--------
  * Less than 1%

 (1) Except as set forth herein the address of the directors and executive officers set forth in the table is 2800 Bayview Drive, Fremont, California 94538.

 (2) Includes 165,676 shares subject to options exercisable within 60 days of October 4, 2000.

 (3) According to a Schedule 13G filed February 3, 2000 by Dimensional Fund Advisers Inc. ("Dimensional") with the Securities and Exchange Commission, Dimensional may be deemed to beneficially own an aggregate of 830,400 shares of Mattson's common stock, has sole voting power with respect to 830,400 shares of Mattson's common stock and has sole dispositive power over 830,400 shares of Mattson's common stock.

 (4) Includes 35,500 shares subject to options exercisable within 60 days of October 4, 2000.

 (5) Includes 24,792 shares subject to options exercisable within 60 days of October 4, 2000.

 (6) Includes 43,125 shares subject to options exercisable within 60 days of October 4, 2000.

 (7) Includes 6,250 shares subject to options exercisable within 60 days of October 4, 2000.

 (8) Includes 58,541 shares subject to options exercisable within 60 days of October 4, 2000.

 (9) Includes 42,819 shares subject to options exercisable within 60 days of October 4, 2000.

(10) Includes 20,312 shares subject to options exercisable within 60 days of October 4, 2000.

(11) This individual is not an executive officer or director but is deemed to be a significant employee who makes or is expected to make a significant contribution to Mattson's business.

(12) Includes 397,015 shares subject to options exercisable within 60 days of October 4, 2000.

                  BUSINESS OF THE STEAG SEMICONDUCTOR DIVISION

General

   Through its semiconductor equipment division, STEAG is one of the leading suppliers of capital equipment for the global semiconductor industry. The division is comprised of the following business units:

  . Rapid thermal processing--STEAG RTP Systems

  . Chemical vapor deposition--STEAG CVD Systems

  . Automatic wet cleaning equipment--STEAG MicroTech

  . Copper plating--STEAG CuTek

   The STEAG Semiconductor Division's strategy has been to address the stringent requirements associated with the manufacture of increasingly smaller, faster and higher-performance semiconductors by offering a comprehensive portfolio of integrated processing solutions.

   The STEAG Semiconductor Division has manufacturing facilities in the United States, Germany, and Israel and sells its products primarily through a direct sales force and wholly-owned sales and service subsidiaries. In 2000, the STEAG Semiconductor Division was ranked as one of the 10 best small suppliers of wafer processing equipment by the VLSI Research Incorporated based on its customer satisfaction survey. The STEAG Semiconductor Division consists of eleven wholly owned subsidiaries of STEAG, which is a wholly owned subsidiary of STEAG AG, based in Essen, Germany.

Products and Technology

 Rapid Thermal Processing (RTP)

   In March 1999, STEAG acquired AG Associates, Inc. and combined its operations with the former AST Elektronik, which it acquired in 1996, to form STEAG RTP Systems. AG Associates was the first company to introduce products utilizing rapid thermal processing technology. The STEAG Semiconductor Division is now the second largest supplier of RTP products in the world, with over 2,000 RTP tools delivered worldwide and has, STEAG believes, the largest number of installed systems in the industry.

   Traditionally, silicon wafers were thermally treated in large furnaces that handled large batches at a time with heating cycles that would take several hours. This process provides very limited process control and results in the wafer experiencing a long thermal cycle (high thermal budget) which can cause yield loss and the inability to perform next generation processes. Rapid thermal processing is the process by which semiconductor wafers are heated to extremely high temperatures in a very short period of time. The RTP systems produced by STEAG RTP Systems heat silicon wafers to temperatures of over 1,000(degrees)C in just a few seconds (low thermal budget). This technology enables the development of smaller, faster and more power-efficient chips that are used in everything from computers to cell phones. The STEAG Semiconductor Division's RTP systems have enabled its customers to overcome the limitations of traditional thermal processing and to process today's complex devices by:

  . Meeting thermal budget limitations. RTP permits the thermal processing of advanced integrated circuits to be completed within their limited thermal budgets. By heating and cooling a wafer more rapidly than a furnace, RTP permits processing at higher temperatures for a shorter duration than a furnace. This reduces thermal budget demands and improves performance characteristics at approximately the same cost of ownership.

  . Providing superior contamination control. The small size and ambient purge capabilities of RTP processing chambers permit the removal of unwanted gases from the wafer-processing environment, thereby reducing the possibility of contamination. For the past several years, RTP has been used extensively to heat wafers with metal layers that are sensitive to residual oxygen. Such precise contamination control is impractical in a batch furnace.

  . Improving wafer process flow. RTP's single wafer technology is well matched to the single wafer cassette processes used in modern wafer fabrication facilities. Since most other integrated circuit process steps are single wafer processes, RTP streamlines the process flow of wafers, avoiding bottlenecks in production, and enables users to reduce work-in-progress.

  . Reducing cost of processing errors. RTP's single wafer processing technology has dramatically reduced the cost of processing errors. In the event of a malfunction, self-tests and interlock mechanisms shut down the processing equipment, generally limiting losses to one or two wafers. The reduced wafer loss also enables cost-efficient testing of new technologies.

   With over 12 years experience in the RTP industry, STEAG RTP Systems is recognized for its significant contributions to RTP technology development. Its products include the following:

  . The 2800 RTP system is the STEAG Semiconductor Division's workhorse for mainstream applications. Over 500 have been installed worldwide. Applications include silicide/barrier formation, BPSG reflow and densification, shallow junction formation, thin gate dielectrics, thermal donor annihilation and multilayer annealing.

  . The 2800cs RTP system, which is based on the 2800 platform, is designed for the high volume production of compound semiconductor devices. Applications include contact alloying and implant anneal.

  . The 8800 RTP system is a workhorse RTP tool developed specifically to address 0.25 micron process requirements. This advanced 200 mm single wafer RTP tool incorporates a number of proprietary design features that dramatically improve temperature uniformity and repeatability, while significantly improving throughput.

  . The 2900 RTP system addresses 0.25-0.13 micron RTP applications at, what
    STEAG believes to be, the best cost of ownership in the industry. It incorporates the advanced capabilities of the 3000 RTP tool and the field proven capabilities of the 2800 and 8800 systems. Applications include silicide/barrier formation, BPSG reflow and densification, thin gate dielectrics, thermal donor annihilation and multilayer annealing.

  . The 3000 RTP system is the advanced generation RTP tool available with dual side heating to minimize pattern induced thermal non-uniformity and to achieve fast ramp rates of up to 250(degrees)C per second. The 3000 RTP system can be configured for both 200 mm and 300 mm wafers and its applications include ultra-shallow junction formation, implant annealing, cobalt silicide formation and oxinitride formation.

  . The STEAMpulse(TM) was developed in anticipation of the need for thinner gate oxides, delivering superior control of oxide thickness and quality for sub 0.25 micron steam-based applications. STEAG believes it is the industry's first RTP system that offers catalytic processing capability to deliver a full range of high-quality thin and thick oxide films, as well as low temperature metal annealing.

  . The 3000 Steam is an advanced 200 mm and 300 mm RTP system with pyrogenic
    H2- and 02- rich steam capabilities for shallow trench isolation (STI) and selective oxidation applications. The 3000 Steam's unique steam-based pyrogenic capability grows thin oxide layers at low temperatures and offers superior edge rounding and step coverage without sacrificing uniformity, repeatability, throughput or quality.

   In addition to its advances in RTP technology, STEAG RTP Systems is well prepared for the industry transition to 300 mm wafers. Its 3000 RTP system, which is compatible for 200 mm and 300 mm wafers, puts the STEAG Semiconductor Division on the leading edge of modern wafer processing technology as the industry converts from 200 mm to 300 mm technology. The 3000 RTP system can handle both straight 200/300 mm and combined 200 mm and 300 mm wafers and contains an excellent temperature control system. STEAG believes the 3000 RTP system has the fastest ramp rate in the industry and is the only RTP tool with two-sided heating. Several RTP systems for processing of the next generation 300 mm wafers have been shipped to customers, including Semiconductor 300, a joint venture of Infineon and Motorola, in Dresden, Germany.

 Chemical Vapor Deposition (CVD)

   STEAG acquired AG Associates (Israel) Ltd. at the beginning of 1999, and subsequently changed the name of the company to STEAG CVD Systems. The company is a supplier of integrated RTP-based chemical vapor deposition (CVD) systems ("RTCVD" systems) for semiconductor production. CVD is the process by which dielectric and conducting films are deposited on wafers. These films are the basic material used to form the resistors, capacitators and transistors of an integrated circuit. These films are also used to form the wiring and insulation between these electrical components.

   STEAG CVD Systems designs and manufactures the IntegraPro(TM), an advanced cluster tool with application-specific configuration of processing modules for pilot line and production applications. This single wafer thermal CVD tool offers significant feature advantages over conventional batch and mini-batch technologies such as clean ambient between critical deposition steps and low defect density, precise heating and deposition control, and a flexible platform to configure the tool to meet the optimal processing requirements. Processing capabilities include CVD using precision RTP heating for stack gate and capacitor applications, and vapor phase-dry clean technology for effective in-situ wafer surface preparation.

   Its unique processing capabilities, including the precision control of an RTP-based CVD system, ultra high vacuum capability and clustered dry clean capability, distinguish the IntegraPro(TM) system from the performance limitations of conventional CVD technologies that dominate production fabs today.

  . Utilizing STEAG CVD Systems' Selective HSG technology, the IntegraPro(TM) system provides advanced dynamic random access memory integrated circuit
    (DRAM) processing capability and dramatically increases capacitance over conventional bottom electrode technologies. By seeding the surface with a high density of silicon nuclei then quickly ramping to a higher annealing temperature optimized for the HSG grain morphology, STEAG believes that the IntegraPro(TM) is the first tool to offer the advantages of precise RTP heating in conjunction with the vapor phase cleaning module. Grain density and shape is optimized for a guaranteed area enhancement factor of 2.2X over conventional technology.

  . At device generations of 0.13mm and below, incorporation of new materials in the transistor stack is one of the challenges chip makers currently face. The transistor performance is limited by both the new material integration and the desired low leakage performance. IntegraPro(TM), because of the vacuum cluster capability, has demonstrated superior interfaces and higher quality dielectric deposition which results in excellent transistor circuit performance.

  . For advanced logic applications in the 0.13 / 0.10mm device generations, STEAG CVD Systems developed the CVD nitride film with the lowest leakage current for 1.5nm equivalent oxide thickness (EOT) film. This CVD nitride is processed in an integrated configuration for advanced gate stack applications. Development has been initiated on high dielectric constant (high K) materials for 0.7nm EOT applications.

   With its processing capabilities, flexible platform and Modular Equipment Standards Committee (MESC) compatible architecture, the IntegraPro(TM) also offers the flexibility for an R&D effort to explore new transistor and cell architectures.

 Wet Cleaning Systems

   Acquired by STEAG in 1991, STEAG MicroTech successfully managed the transition to become a leading supplier of advanced surface preparation equipment and is a respected developer of innovative cleaning and drying solutions for the semiconductor industry. Based on a patent licensed from Koninklijke Philips

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Electronics N.V., STEAG believes that STEAG MicroTech was the first equipment supplier to introduce real surface tension gradient drying technology, often referred to as MARANGONI(R) drying to the market. Today, this drying method is recognized as the key enabling technology for the manufacture of high performance semiconductor devices.

   By establishing a broad product portfolio covering all key applications and processes in semiconductor wet processing today, STEAG MicroTech has succeeded in positioning itself among the leading equipment suppliers in this particular market segment.

   STEAG MicroTech's product offerings include traditional multi-bath wet benches, advanced single-bath processing systems and combinations thereof (so called "Hybrids"), and drying systems. The drying systems are sold to end users and to major competitors as original equipment manufacturer (OEM) modules. In addition, most advanced single wafer cleaning technology is in an early stage of the product cycle. Wet bench, single-bath and Hybrid systems are also available for the new 300mm wafer generation and have proven their production viability at Semiconductor 300 in Dresden, Germany, from whom STEAG MicroTech received a "TopSupplier" award. Apart form these more standardized systems, STEAG MicroTech also excels in making custom designed equipment for special wet deposition, cleaning, and etching applications.

   STEAG MicroTech's products include:

  . The AWP-Gen III 200 wet bench, a high performance work horse of the industry with high throughput and a large installed base. Its applications cover all typical critical and non-critical front end cleaning, etching and stripping applications, such as pre-deposition and pre-diffusion cleans, polymer removal and nitride etch. In addition, special new processes are available to address the necessity for reduced CoO, such as processes using diluted chemistries and ozone instead of expensive concentrated chemicals.

  . Poseidon STT(R), the STEAG Semiconductor Division's the most advanced single-bath processing technology, provides the lowest CoO based on an innovative and proprietary tank design with the industry's smallest bath volume. It also features an integrated MEGAsonic cleaning support and the option to flexibly reuse or discard the diluted processing chemicals. This product is available for 200 mm and 300 mm wafer sizes.

  . STEAG MicroTech's "Double-Tank-Technology" (DTT) overcomes the natural throughput restrictions of the Poseidon STT(R) single-bath processing approach and provides a high throughput, maximum flexibility manufacturing tool. This product line, introduced in 1999, addresses the requirements of today's most advanced semiconductor volume manufacturers for efficiency and performance.

  . The AWP 300 mm is designed to service the full scope of 300 mm production requirements without sacrificing high performance, reliability and maintainability. During the past two years, it has proven it's viability in a real production environment at Semiconductor 300, the first 300 mm wafer pilot line.

  . The Hybrid 300 is based on wet bench and single-bath technology. The
    Hybrid 300 combines the benefits of conventional AWP and the single-bath tank technology of the Poseidon STT(R), i.e. high throughput, a small footprint, maximum process flexibility and minimized CoO. It covers the entire front-end application range as described above.

  . A 200 mm single wafer cleaning system has been developed and is under beta-evaluation at a customer site. This system is equipped with fully modular cleaning and drying units, providing maximized flexibility and employing highly innovative cleaning technology as well as STEAG MicroTech's exclusive MARANGONI(R) drying technology.

  . The proprietary MARANGONI(R) dryer developed by STEAG MicroTech based on a Koninklijke Philips Electronics N.V. patent has become the industry standard for advanced substrate drying. This product provides a particle neutral and watermark free drying process combined with minimized media consumption. MARANGONI(R) dryers are available for various substrate sizes up to 300 mm and are sold in the STEAG Semiconductor Division's own products, as stand-alone systems to end users, and as OEM-modules to competitors.

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   Concurrently with the execution of the Combination Agreement, STEAG entered into a license agreement with CFM and CFMT, Inc. which allows the STEAG Semiconductor Division to market and sell its MARANGONI(R) dryer in the United States, both as a stand-alone product and as a component of wet bench systems.

 Copper Plating

   STEAG CuTek, which was acquired by STEAG in February 2000, provides advanced solutions for interconnect technology applications through metal plating. The interconnect is a complex matrix of microscopic wires that carry electrical signals to connect the transistor and capacitor components of an integrated circuit. STEAG CuTek's ElectroDep 2000(R) system, available in 200 mm and 300 mm configurations, offers unique plating technology, excellent gap filling capability, process and chemical stability, and the flexibility of a cluster tool. Its advanced, patented anode technology enables face-up wafer processing. STEAG believes the ElectroDep 2000(R) is the first cluster-based manufacturing system for copper electroplating in the industry. This unique system design simplifies operation by using an insoluble anode electrolyte cell and standard cluster tool process modules. Dry-wafers-in and dry-wafers-out capability is delivered from a single process module. The ElectroDep 2000(R) will be utilized by semiconductor manufacturers to deposit copper and fill trenches and via holes down to 0.10 micron. While specializing in damascene and copper application, ElectroDep 2000(R) has also proven successful for other metal depositions in the backend area.

   Copper is replacing aluminum as interconnect material in advanced generation integrated circuits, because copper offers lower resistivity and increased electromigration resistance compared to aluminum. As the density of transistors per chip increases, so does the number of metal layers. This drives the transition to new process flows such as damascene and to electroplating processes for copper deposition. The introduction of copper in IC processing is a new cornerstone and STEAG CuTek's plating capability stands to play a vital role in the years to come both as a standalone plating tool as well as a cluster tool that is capable of delivering superior performance beyond 0.1mm feature sizes. STEAG CuTek continues to pursue advanced development in related areas such as electropolishing, passivation, and anneal in order for it to be able to deliver other associated processes in overall damascene flow in addition to the basic plating technology.

Customers

   The STEAG Semiconductor Division's customers include the top semiconductor manufacturers worldwide. Sales to the STEAG Semiconductor Division's top three customers accounted for approximately 24% of net sales in fiscal 1999; no single customer accounted for more than 10% of net sales. In 1998, sales to one customer accounted for approximately 13% of net sales while the top three customers accounted for approximately 29% of net sales.

Sales and Support

   The STEAG Semiconductor Division markets its products worldwide primarily through in-house sales personnel, complemented by independent sales representatives. In Japan, the STEAG Semiconductor Division has a relationship with an independent distributor, primarily for RTP sales and service, in addition to its own sales and service subsidiary. The STEAG Semiconductor Division and its independent sales representatives and distributor have sales and support centers located in the United States, Germany, Japan, Korea, Taiwan, Singapore, United Kingdom, France and Israel. When a higher level of technical expertise is needed, the sales effort is supported by product marketing managers and process engineers who work closely with customers and potential customers to find solutions to their current and future processing challenges. The STEAG Semiconductor Division's distributor in Japan provides essential pre- and post-sale support for his products and accounts for a significant percentage of sales worldwide. Certain STEAG Semiconductor Subsidiaries have volume purchase agreements with large domestic customers. In addition, many customer sales are made using purchase orders.

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Suppliers

   Certain components and subassemblies included in the products manufactured by the STEAG Semiconductor Division are obtained from a single source or a limited group of suppliers and subcontractors in order to assure overall quality and timeliness of delivery. The STEAG Semiconductor Division's reliance on a sole or a limited group of suppliers involves several risks, including a potential inability to obtain adequate supplies of certain components and reduced control over pricing and timely delivery of components. Although the timeliness, quality and pricing of deliveries to date from suppliers have been acceptable and STEAG believes that additional sources of supply will be available to the STEAG Semiconductor Division should one or more of the STEAG Semiconductor Division's suppliers be unable to meet its needs, supplies may not continue to be available on an acceptable basis. Inability to obtain adequate supplies of components or to manufacture such components internally could delay the ability of the STEAG Semiconductor Division to ship its products, which could result in the loss of customers that may seek alternative sources of supply.

   The STEAG Semiconductor Division purchases certain subassemblies from STEAG Electronic Systems spol. s r.o., Slovakia, a wholly owned subsidiary of STEAG that is not included in the STEAG Semiconductor Subsidiaries. The current supply arrangements are based on agreed hourly rates for assembly operations performed.

Competition

   The global semiconductor capital equipment industry is highly competitive and characterized by rapid technological change, product obsolescence and increased competition in many markets. The STEAG Semiconductor Division competes with several major domestic and international companies in supplying a complete line of RTP, wet-process, CVD and electroplating tools.

   Competition in a given technology is based on factors including technological innovation, productivity, and total cost of the systems. A system's total cost is based on factors such as yield, price, product performance and throughput capability, quality, contamination control, reliability and customer support. STEAG believes that the STEAG Semiconductor Division maintains a competitive position in each of its markets through its ability to develop new products to meet customer requirements and continuously improve its existing products, processes and services.

   Applied Materials, Inc. ("Applied Materials"), the world's largest manufacturer of semiconductor manufacturing equipment located in the United States, holds the number one position in the RTP segment of the thermal processing market. Other manufacturers have also announced their intention to enter the RTP market. The STEAG Semiconductor Division also competes with manufacturers of batch diffusion furnaces for application of their differing technologies in various steps of the integrated circuit fabrication process.

   Principal competitors in the market for wet cleaning systems include Tokyo Electron Ltd., the world's second largest manufacturer of semiconductor manufacturing equipment, Dainippon Screen Mfg. Co., Ltd., S.E.S. Co., Ltd, Kaijo Corporation, all located in Japan, and SCP Global Technologies located in the United States.

   In copper plating, principal competitors include Applied Materials, Novellus Systems, Inc., and Semitool, Inc. Principal competitors for the STEAG Semiconductor Division's RTCVD equipment include Applied Materials, Tokyo Electron, ASM International N.V., and Jusung Engineering Co. Ltd.

   STEAG believes that the STEAG Semiconductor Division's continued competitive performance depends on its ability to successfully develop and introduce new products, features and processes meeting future customer requirements and to continuously improve existing products, processes and services. Broadening process capability and flexibility, reducing the overall cost of ownership and protecting its proprietary technology will also play an important role in its ability to compete.

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Intellectual Property

   The STEAG Semiconductor Division relies on a combination of patent, copyright, trademark and trade secret laws, non-disclosure agreements and other intellectual property protection methods to protect its proprietary technology. STEAG believes that the duration of the STEAG Semiconductor Division's patents generally exceeds the life cycles of the technologies disclosed and claimed therein. Though the STEAG Semiconductor Division has additional patent applications pending in various foreign countries, no patents may result from these applications. The STEAG Semiconductor Division restricts access to its technology and enters into confidentiality agreements with its employees and consultants.

   Currently, the STEAG Semiconductor Subsidiaries own more than 60 inventions protected by patents. Patent applications for more than 90 additional inventions are currently pending and under examination in various countries. It is the STEAG Semiconductor Division's policy to protect its enabling technology by seeking patent protection in the countries where the STEAG Semiconductor Division's R&D centers and production sites are located as well as in its major markets, such as the United States, Europe, Taiwan, Singapore, Japan and Korea. Accordingly, most of its patent applications are filed in more than one country, and the STEAG Semiconductor Subsidiaries have patents and pending patent applications in at least 13 countries. The STEAG Semiconductor Division routinely monitors the works of its engineers and has implemented procedures designed to assure that applications for patents to protect its intellectual property are filed as early as possible. In addition, the STEAG Semiconductor Division also screens the patents and patent applications of certain competitors to ensure that its products do not infringe the intellectual property rights of third parties.

   Patents and other means of intellectual property protection, including confidentiality agreements and applicable trade secret laws, may not provide adequate protection for the STEAG Semiconductor Division's intellectual property rights. Further, it is possible that others will develop, copyright or patent similar technology or reverse engineer its products. In addition, the laws of certain territories in which the STEAG Semiconductor Division's products are or may be developed, manufactured or sold, including Asia and Europe, may not protect its products and intellectual property rights to the same extent as the laws of the United States. While the STEAG Semiconductor Division intends to continue to seek patent, copyright, trademark and trade secret protection for its products and manufacturing technology where appropriate, it believes that its success depends more on the technical expertise and innovative abilities of its personnel, rather than the protections that these laws can provide.

   There can be no assurance that other third parties will not assert claims against STEAG Semiconductor Subsidiaries with respect to existing or future products or technologies or that, in case of a dispute, licenses will be available on commercially reasonable terms, or at all, with respect to disputed third-party technology.

Litigation

   In April 1997, Applied Materials initiated lawsuits against both AST Elektronik USA, Inc. (which was merged into STEAG Electronic Systems, Inc.) and AST Elektronik GmbH (now STEAG RTP Systems GmbH), which were then subsidiaries of STEAG, and AG Associates, Inc. (now STEAG RTP Systems, Inc.), which was subsequently acquired by STEAG in 1999, alleging infringement of certain patents concerning rapid thermal processing. The companies filed counterclaims and, in August 1998, AG Associates filed two lawsuits against Applied Materials alleging that Applied Materials was infringing certain RTP patents. In February 1999, Applied Materials and AST reached a settlement of the litigation between them, which settlement included cross-licenses of certain technology and a covenant by Applied Materials not to sue AST subject to certain conditions. In December 1999, Applied Materials and AG Associates mutually agreed to dismiss their respective lawsuits against each other. As a result of Mattson's acquisition of STEAG RTP and its resulting increased market strength and higher profile in RTP, Applied Materials may again assert the same patent infringement claims against Mattson.

   On July 10, 1995, CFM filed an action against a STEAG subsidiary, STEAG Electronic Systems, Inc. ("SES") in the United States District Court for the District of Delaware alleging infringement, inducement of

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infringement, and contributory infringement of U.S. Patent No. 4,911,761 (the
"761 patent"). CFM sought damages and a permanent injunction to prevent further infringement. SES denied infringement and asserted, among other things, that the "761 patent is invalid and unenforceable. On December 12, 1997, following a two-week trial, the jury returned a verdict that SES willfully infringed the "761 patent and that the patent was not invalid. The jury awarded CFM damages of $3,105,000. The District Court subsequently upheld the jury's verdict and entered final judgment and a permanent injunction in CFM's favor. SES appealed the verdict and various rulings by the District Court to the Court of Appeals for the Federal Circuit. On May 13, 1999, the Appeals Court vacated the judgment solely with regard to infringement and remanded the case to the District Court for reconsideration of its holding of literal infringement; the Appeals Court affirmed the District Court judgment in all other respects. On November 8, 1999 the District Court issued an opinion that upheld the finding of literal infringement and reinstated the judgment and injunction in favor of CFM. SES subsequently filed an appeal of this November 8, 1999 decision.

   Concurrently with the execution of the Combination Agreement and the Merger Agreement, STEAG and CFM entered into a settlement agreement pursuant to which SES withdrew its appeal of the District Court judgment that it infringed the "761 patent, and confirmed the District Court's judgment that the patent is valid and enforceable, and CFM waived all damages. STEAG also has taken action to cause nullification proceedings against CFM's drying patent rights in Germany, France, Netherlands, Ireland and Japan to be withdrawn. At the same time, CFM, CFMT, Inc. and STEAG entered into a licensing agreement with respect to the "761 patent and related patent rights pursuant to which CFM licenses the "761 patent and such other patent rights to the STEAG Semiconductor Division worldwide.

Employees

   As of June 30, 2000, the STEAG Semiconductor Division employed 1,123 full-time employees. There were 319 employees in manufacturing operations, 330 in research, development and engineering, 57 in sales and marketing, 261 in customer service and field support and 156 in general administrative and finance functions.

Properties

   The STEAG Semiconductor Division's main manufacturing facilities are located in Dornstadt, Pliezhausen and Donaueschingen, Germany, San Jose, California and Migdal Ha'Emek, Israel. STEAG Semiconductor Subsidiaries also lease properties with regard to foreign sales and service operations in Scotland, Singapore, Korea, Taiwan, Japan, and France.

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                          STEAG SEMICONDUCTOR DIVISION
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis of the financial condition and results of operations of the STEAG Semiconductor Division should be read in conjunction with "STEAG Semiconductor Division Selected Historical Financial Information" and the STEAG Semiconductor Division's combined financial statements and related notes included elsewhere in this proxy statement/prospectus. In addition to historical information, the discussion in this proxy statement/prospectus contains certain forward-looking statements that involve risks and uncertainties. The STEAG Semiconductor Division's actual results could differ materially from those anticipated by these forward-looking statements due to various factors, including but not limited to, those set forth under "Risk Factors" and elsewhere in this proxy statement/prospectus.

Overview

   The STEAG Semiconductor Division develops, manufactures, markets and supports fabrication equipment for the worldwide semiconductor and wafer manufacturing industry. Its products include advanced rapid thermal processing
(RTP), chemical vapor deposition (CVD), automatic wet cleaning and copper plating equipment used in the manufacture of integrated circuits. The STEAG Semiconductor Division has manufacturing facilities in the United States, Germany, and Israel and sells its products primarily through a direct sales force and wholly-owned sales and service subsidiaries.

   In 1998 and 1999, nearly all revenues of the STEAG Semiconductor Division were derived from the wet cleaning and RTP businesses. The CVD business unit, acquired in early 1999, did not significantly contribute to revenue during that fiscal year, as it was still introducing its advanced tools to the market. Compared with 1998, the RTP business unit increased its share of total sales in fiscal 1999, primarily as a result of the acquisition of STEAG RTP Systems, Inc.

   At the beginning of 1999, STEAG purchased 100% of each of STEAG RTP Systems, Inc. and STEAG CVD Systems Ltd. for $35.2 million and $22.8 million, respectively. The acquisitions were accounted for using the purchase method. The purchase price was allocated to assets and liabilities based on their respective estimated fair values at the time of the respective acquisitions. In each case, the excess of the purchase price over the net tangible and intangible assets acquired and liabilities assumed was allocated to goodwill. The results of operations and the assets and liabilities of each entity were combined in the STEAG Semiconductor Division's financial statements from the date the respective acquisitions became effective. The combination resulted in an increase in goodwill of $37.1 million for the two companies. Goodwill is amortized on a straight line basis over five years.

   The STEAG Semiconductor Division recorded an unusual charge of $12.4 million in 1999 for various charges incurred by STEAG RTP Systems, Inc., consisting of $5.2 million for costs associated with the discontinuance of Starfire(R) machines; $2.8 million for costs associated with the write-off of fixed assets used for the production of Starfire(R) machines; $1.7 million for Starfire(R) inventory write-offs; $1.9 million for stay bonuses as compensation for the cancellation of employee stock option plans as a result of the acquisition of STEAG RTP Systems, Inc., and $0.8 million for other costs, relating primarily to lay-offs and management severance packages.

   On December 12, 1997, a jury in Delaware district court found that STEAG Electronic Systems, Inc. ("SES"), a STEAG Semiconductor Subsidiary, had willfully infringed upon a patent held by CFM and awarded CFM damages of $3.1 million. In June 1998, the district court upheld the jury's verdict and entered a final judgement and a permanent injunction in CFM's favor. Concurrently with the execution of the Combination Agreement and the Merger Agreement, STEAG, SES and CFM entered into a settlement agreement pursuant to which SES withdrew its appeal before the Federal Circuit Court of Appeals, and confirmed the Delaware district court's judgment. At the same time, CFM, CFMT, Inc. and STEAG entered

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into a licensing agreement with respect to U.S. Patent No. 4,911,761 and related patent rights pursuant to which CFM licenses such patent rights to the STEAG Semiconductor Division worldwide.

   As a result of the settlement and licensing agreements with CFM, the STEAG Semiconductor Division will be able to sell MARANGONI(R) dryers in the United States which will impact its domestic sales. As customers upgrade their fabrication equipment and expand their operations, they prefer to acquire equipment that is compatible with their systems on a worldwide basis. Consequently, the STEAG Semiconductor Division's ability to sell MARANGONI(R) dryers into the U.S. market will improve its ability to sell to those same customers in the international market as well. Pursuant to the licensing agreement and subject to adjustment under certain circumstances, CFM is entitled to royalty payments on sales of stand alone dryers and wet cleaning equipment by the STEAG Semiconductor Division in the United States.

   Domestic (U.S.) sales accounted for approximately 25% of total net sales for 1999 and approximately 41% of total net sales in 1998. STEAG anticipates that domestic sales will increase, primarily due to the settlement and licensing agreements with CFM which are expected to result in a significant increase in sales of wet cleaning equipment. Sales to customers based in Taiwan, Singapore, Japan, and Korea represented 41% and 24% of total net sales in 1999 and 1998, respectively. European sales accounted for 27% of total net sales in 1999, down from 32% in 1998. STEAG anticipates that international (non-U.S.) sales will continue to account for a significant portion of sales, primarily due to orders from customers in Asia and Europe.

   The STEAG Semiconductor Division participates in a dynamic, technology-driven industry and STEAG believes that changes in any of the following areas could have a material adverse effect on the STEAG Semiconductor Division's future financial position or results of operations:

   Rapid Technological Change and Development Risks. The STEAG Semiconductor Division derives substantially all of its revenue from a relatively small line of products. The semiconductor industry is subject to rapid technological change, and the STEAG Semiconductor Division and its competitors continuously seek to introduce new products that provide improved process results and manufacturing performance at prices acceptable to customers. There can be no assurance that the STEAG Semiconductor Division can develop new products more quickly than its competitors or that its products will have better price/performance characteristics than competitors' products. The failure of the STEAG Semiconductor Division to timely develop new products, the failure of new products to meet customer expectations regarding performance and cost or the failure of new products to achieve market acceptance following product introduction would each have a material adverse effect on the STEAG Semiconductor Division's business, results of operations and financial condition of the STEAG Semiconductor Division.

   Semiconductor Industry Volatility. The semiconductor industry has historically been cyclical and subject to unexpected periodic downturns associated with sudden changes in supply and demand. During fiscal 1998, the STEAG Semiconductor Division's business, financial condition and operating results were adversely impacted by a sudden downturn in the semiconductor equipment industry caused, in part, by economic instability in Asia. This recession had an adverse effect on the volume of the STEAG Semiconductor Division's orders. The industry began to recover and improve towards the end of 1998 and through 1999 during which time the STEAG Semiconductor Division's orders have steadily increased. STEAG cannot predict future industry cycles or their effect on the market.

   Foreign Operations. The STEAG Semiconductor Division's foreign operations are subject to certain risks common to international operations, such as government regulations, import restrictions, currency exchange rate fluctuations, repatriation restrictions and, in certain jurisdictions, reduced protection for copyrights and trademarks and economic volatility. Gains and losses from foreign currency exchange transactions in 1999 and 1998 were not material. Germany, the location of STEAG's international headquarters, is one of the European countries that participate in the use of the Euro. This new currency unit has been available since January 1, 1999 and was adopted by Germany as a second legal currency in addition to the German Mark. The Euro will become the sole currency in 2002. The exchange rate of the German Mark
(DM)

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to the Euro has been permanently fixed at 1 Euro to 1.95583 DM by the European
Economic and Monetary Union. While STEAG does not expect an adverse effect on the business of the STEAG Semiconductor Division as a result of the introduction of the Euro, the transition to the Euro will require availability of reliable software for accounting, payroll and other internal functions.

   Competition. The ability of the STEAG Semiconductor Division to compete depends upon its ability to successfully develop and introduce new products, features and processes that meet future customer requirements such as broadening process capability and flexibility and reducing cost of ownership. In addition, the STEAG Semiconductor Division needs to continuously improve existing products, processes and services in order to remain competitive. The STEAG Semiconductor Division's competitors, many of whom have substantially greater resources than the STEAG Semiconductor Division, also seek to compete in these areas. In addition, STEAG expects to see increased competition from batch furnace vendors as those companies increase functionality available in such machines. Some competitors, such as Applied Materials, have made significant gains in the STEAG Semiconductor Division's markets by offering certain functionality that the STEAG Semiconductor Division was not previously able to provide with its products, allowing such competitors to capture significant customers. There are also larger foreign and domestic companies that possess the technical resources to enter segments of the semiconductor equipment market the STEAG Semiconductor Division serves.

   Potential Fluctuations in Operating Results. The STEAG Semiconductor Division's operating results are subject to quarterly and other fluctuations due to a variety of factors, including the volume and timing of orders received, potential cancellation or rescheduling of orders, and competitive pricing pressures. In addition, operating results are subject to the STEAG Semiconductor Division's ability to manage costs during periods of low or negative earnings growth, the availability and cost of component parts and materials from the STEAG Semiconductor Division's suppliers, the adequate forecasting of the mix of product demand due to production lead times and capacity constraints, the timing of new product introductions by the STEAG Semiconductor Division or its competitors, changes in the mix of products sold, research and development expenses associated with new product introductions, the timing and level of development costs, market acceptance of new or enhanced versions of the STEAG Semiconductor Division's products, seasonal customer demand, the cyclical nature of the semiconductor industry, the impact of the STEAG Semiconductor Division's efforts to implement its evolving long-term strategy, the uncertainties of ongoing negotiations and economic conditions generally or in various geographic areas. Further, because of the relatively high selling prices of the STEAG Semiconductor Division's products, a significant portion of the STEAG Semiconductor Division's net sales in any given period is derived from the sale of a relatively small number of units, and even a minor change in the number of units sold during a quarter can result in a large fluctuation in net sales and operating results for the quarter.

Recent Developments

   On June 27, 2000, STEAG entered into the Combination Agreement to sell the STEAG Semiconductor Division to Mattson in exchange for approximately 32% of Mattson's outstanding shares. The transaction is conditioned on the merger of Mattson and CFM pursuant to the Merger Agreement. Concurrently with the execution of the Combination Agreement and the Merger Agreement, STEAG, SES and CFM entered into a settlement agreement pursuant to which SES withdrew its appeal before the Federal Circuit Court of Appeals, and confirmed the Delaware district court's judgment. At the same time, CFM, CFMT, Inc. and STEAG entered into a licensing agreement with respect to U.S. Patent No. 4,911,761 and related patent rights pursuant to which CFM licenses such patent rights to the STEAG Semiconductor Division worldwide.

   In February, 2000, STEAG completed its acquisition of CuTek Research, Inc., a manufacturer of copper plating systems. The merger was accounted for as a purchase at a price of $15.4 million. The purchase price was allocated to assets acquired and liabilities assumed based on the estimated fair value at the time of the acquisition. The excess of the purchase price over the net tangible and intangible assets acquired and liabilities assumed was allocated to goodwill. Goodwill is being amortized over five years.

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

Results of Operations

   The following table sets forth selected consolidated financial data for the periods indicated, expressed as a percentage of net sales:

                                                               For the Six
                                             For the Year        Months
                                                 Ended         Ended June
                                             December 31,          30,
                                             ---------------   -------------
                                              1999     1998    2000    1999
                                             ------   ------   -----   -----
Net sales...................................  100.0 %  100.0 % 100.0 % 100.0 %
Cost of sales...............................   74.5 %   74.6 %  50.6 %  68.7 %
Gross Profit................................   25.5 %   25.4 %  49.4 %  31.3 %
Operating expenses:
  Research and Development..................   20.9 %   16.6 %  17.9 %  29.1 %
  Selling, general and administrative
   expenses.................................   31.6 %   27.0 %  29.8 %  45.9 %
  Goodwill amortization.....................    9.0 %    6.0 %   7.1 %  11.3 %
Loss from operations........................  (36.0)%  (24.2)%  (5.4)% (54.9)%
Other income (expense)......................   (3.0)%   (3.2)%  (1.2)%  (7.1)%
Loss from continuing operations before
 income tax provisions......................  (39.0)%  (27.4)%  (6.6)% (62.0)%
Net loss....................................  (35.0)%  (20.5)%  (9.4)% (61.9)%

Fiscal Year Ended December 31, 1999 Compared to Fiscal Year Ended December 31, 1998

   Net sales increased to $146.8 million in fiscal 1999 from $108.9 million in fiscal 1998, an increase of approximately 34.8%. The increase in net sales in the current fiscal year was primarily due to the acquisition in 1999 of STEAG RTP Systems Inc. as well as to the recovery of the Asian markets.

   Domestic (U.S.) sales decreased to $36.0 million in fiscal 1999 from $44.8 million in fiscal 1998. The decrease in domestic sales was primarily due to lower sales of wet cleaning equipment. This was mainly a consequence of the STEAG Semiconductor Division being prevented from selling its MARANGONI(R) drying technology, a key component of its wet benches, to customers in the U.S. following a court ruling that SES was infringing a patent held by CFM. The lower domestic wet cleaning sales were in part offset by increased domestic RTP sales resulting from the acquisition of STEAG RTP Systems, Inc. The increase in international sales was primarily due to higher sales in Japan, Taiwan, Korea, Singapore and Europe. Compared with fiscal 1998, sales to Japanese customers increased by more than 500% in fiscal 1999, primarily as a result of the acquisition of STEAG RTP Systems Inc. in early 1999. Based upon the geographic locations of semiconductor manufacturers, STEAG anticipates that international sales in general will continue to account for a significant portion of net sales in fiscal 2000. However, international sales as a percentage of net sales will vary on a quarterly basis depending on the impact of the economic condition in Asia, the timing of orders and the relative strength of domestic sales.

   International sales by the STEAG Semiconductor Division are settled mainly in U.S. dollars, which is the functional currency for the STEAG Semiconductor Division. As a result, changes in foreign currency exchange rates had a direct impact on the STEAG Semiconductor Division's operating results. In order to limit the STEAG Semiconductor Division's exposure to exchange rate fluctuations, the STEAG Semiconductor Division enters into forward contracts which are only intended to secure receivables in foreign currency and are not entered into for speculative or trading purposes.

   The STEAG Semiconductor Division's end-user customers include most of the leading semiconductor manufacturers worldwide. For the year ended December 31, 1999, sales to the top three customers accounted for approximately 24% of net sales; no customer accounted for more than 10% of net sales. For the year ended December 31, 1998, sales to one customer accounted for approximately 13% of net sales; sales to the top three customers accounted for approximately 29% of net sales. There can be no assurance that the STEAG Semiconductor Division will be able to retain its strategic customers or that such customers will not cancel,

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

reschedule or significantly reduce the volume of orders or, in the event orders are canceled, that such orders will be replaced by other sales. The loss of any significant end-user customer, even if replaced by a different significant end-user customer, could have a material adverse effect on the STEAG Semiconductor Division's business, results of operations and financial conditions.

   Gross profit increased to $37.5 million in fiscal 1999 from $27.7 million in the prior fiscal year, an increase of approximately 35.4%. Gross profit as a percentage of net sales was approximately 25.5% in fiscal 1999, up from approximately 25.4% in fiscal 1998. Gross profit increased from fiscal 1998 to fiscal 1999 primarily because of improvements in efficiency, in part resulting from higher production volumes, and a more favorable product mix. The increase was partially offset by unusual charges of $9.7 million in 1999 following the acquisition of STEAG RTP Systems, Inc., consisting of $5.2 million for costs associated with the discontinuance of Starfire(R) machines; $2.8 million for costs associated with the write-off of fixed assets used for the production of Starfire(R) machines and $1.7 million for Starfire(R) inventory write-offs.

   Research and Development ("R&D") expenses increased to $30.6 million in fiscal 1999 from $18.1 million in the prior fiscal year, an increase of approximately 69.0%. As a percentage of net sales, R&D expenses increased to approximately 20.9% in fiscal 1999 from approximately 16.6% in fiscal 1998, reflecting the STEAG Semiconductor Division's commitment to bring new products in wet cleaning, RTP and, through the acquisition of STEAG CVD Systems Ltd., CVD to market. R&D efforts are focused on STEAG Semiconductor Division's multi-product strategy. Significant resources have been devoted to develop production-ready systems for processing next generation 300 mm wafers, including the 3000 RTP system and the AWP 300, a wet cleaning tool. The Hybrid 300 wet cleaning tool and a new vacuum cluster tool combining CVD and RTP technologies are being developed. Additional R&D efforts have been made to further improve existing products and to introduce new tools, such as the 2900 RTP system and the DTT wet cleaning system, addressing the requirements of today's most advanced semiconductor volume manufacturers for throughput, performance, and low cost of ownership. The STEAG Semiconductor Division also maintains application labs in the U.S. and Germany to test new equipment and processes. The STEAG Semiconductor Division continues to believe that significant investment in R&D is required to remain competitive, particularly during semiconductor market downturns, when reduced customer orders may result in additional capacity.

   Selling, general and administrative ("SG&A") expenses increased to $46.5 million in fiscal 1999 from $29.4 million in fiscal 1998, an increase of approximately 58.2%. As a percentage of net sales, SG&A expenses increased to approximately 31.6% in fiscal 1999 from approximately 27.0% in fiscal 1998. The increase is mainly due to additional SG&A expenses resulting from the acquisitions of STEAG RTP Systems Inc. ($7.8 million) and STEAG CVD Systems Ltd. ($2.2 million) and to unusual charges related to these acquisitions of $1.9 million for stay bonuses as compensation for the cancellation of employee stock option plans, and $0.8 million for other costs, relating primarily to lay-offs and management severance packages. In addition, SG&A expenses increased as a result of higher sales volumes, primarily in the sales and service subsidiaries in Asia. In fiscal 2000, SG&A spending in absolute dollars is expected to increase as a result of the expenses incurred for legal and financial advisers in connection with the proposed business combination with Mattson.

   Goodwill amortization increased to $13.3 million in fiscal 1999 from $6.5 million in fiscal 1998. The increase in goodwill amortization from 1998 to 1999 reflects the acquisitions of STEAG RTP Systems, Inc. (formerly AG Associates, Inc.) and STEAG CVD Systems Ltd. (formerly AG Associates (Israel) Ltd.) in 1999. The goodwill represents the excess of cost over the fair value of assets acquired and liabilities assumed related to the acquisitions. Goodwill is being amortized using the straight-line method over the life of the underlying assets, generally 5 years.

   Other expense was $4.4 million in fiscal 1999 and $3.5 million in fiscal 1998. Other expense is mainly interest expense, net of interest income, of $4.5 million in fiscal 1999 and $3.2 million in fiscal 1998. This interest expense is primarily due to financing provided by STEAG to the STEAG Semiconductor Division by inter-company loans.

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

   For fiscal 1999, the STEAG Semiconductor Division recorded an income tax benefit of $5.8 million compared to an income tax benefit of $7.1 million in fiscal 1998. These tax benefits derive from the existing tax sharing unity between the German STEAG Semiconductor Subsidiaries, STEAG RTP Systems GmbH and STEAG MicroTech GmbH, on one side, and STEAG on the other side. This tax sharing unity is achieved through profit and loss absorption agreements each of the two German STEAG Semiconductor Subsidiaries has entered into with STEAG. As a consequence of this tax sharing unity, no separate tax returns are prepared for the subsidiaries but a consolidated tax return is filed at the parent company level. Income and losses incurred by STEAG RTP Systems GmbH and STEAG MicroTech GmbH are used for tax purposes at the STEAG level. STEAG either charges the subsidiaries for its use of their taxable income or reimburses them for use of their taxable loss, in each case using the "separate return method" to calculate the hypothetical tax amount to be charged or reimbursed. In addition, STEAG charges or reimburses, as the case may be, STEAG RTP Systems GmbH and STEAG MicroTech GmbH for the remaining part of the subsidiary's income or loss, respectively. At tax rates of 49% and 53% (corporate income tax plus trade tax) in 1999 and 1998, respectively, the tax benefit from tax sharing (without taking into account provisions for current taxes in Germany) amounted to $5.6 million and $8.8 million in 1999 and 1998, respectively. As a result of the proposed business combination agreement with Mattson, the profit and loss absorption agreements will be canceled at the end of fiscal year 2000. New tax legislation recently passed by the German Parliament (Bundestag) will significantly lower the effective tax rate for fiscal year 2001. The STEAG Semiconductor Division will be subject to an applicable tax rate of 39% for fiscal 2001.

   For the non-German STEAG Semiconductor Subsidiaries, realization of the tax benefits related to the group's deferred tax assets is dependent upon the generation of future taxable income. Due to significant net losses incurred through December 31, 1999 and uncertainty surrounding the utilization of deferred tax assets, management has evaluated its deferred tax assets and provided a full valuation allowance at December 31, 1999 and 1998.

   The STEAG Semiconductor Division's systems backlog as of December 31, 1999 was approximately $49.8 million, as compared to $19.6 million at December 31, 1998. The increase in backlog was mainly a result of increased orders for wet processing products and the acquisition of STEAG RTP Systems, Inc. The STEAG Semiconductor Division includes in its backlog customer purchase orders that have been accepted and to which shipment dates have been assigned within the next twelve months. All orders are subject to cancellation or delay with limited or no penalty. Because of possible changes in the delivery schedules and additions or cancellations of orders, the STEAG Semiconductor Division's backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

Liquidity and Capital Resources

   As of June 30, 2000, the STEAG Semiconductor Division had cash and cash equivalents of $24.0 million compared to $7.0 million as of June 30, 1999. During the six month period ended June 30, 2000, cash and cash equivalents increased by $13.8 million. Shareholder's equity at June 30, 2000 was $189.3 million, up from $68.6 million as of June 30, 1999. The increase in shareholder's equity is primarily due to a conversion of intercompany debt into equity by STEAG, effective June 30, 2000. Working capital at June 30, 2000 was $108.0 million, up from $3.4 million at June 30, 1999.

   Net cash used in operating activities was $30.6 million during the six months ended June 30, 2000 as compared to $0.9 million during the same period of last year. The net cash used in operating activities during the six months ended June 30, 2000 was primarily due to the net loss of $10.8 million, an increase in accounts receivable of $18.8 million, and an increase in inventories of $18.1 million. These were partially offset by depreciation and amortization expense of $12.3 million and an increase of accrued liabilities of $10.5 million.

   Net cash used in investing activities was $16.6 million during the six months ended June 30, 2000 and $53.4 million during the corresponding period in 1999. Capital expenditures of $2.9 million in the first half of fiscal year 2000 were partially offset by proceeds from sales of equipment of $1.1 million. In addition, $14.7 million, net of cash acquired, was spent for the acquisition of STEAG CuTek Inc. during the six months

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

ended June 30, 2000. The net cash used in investing activities during the first half of fiscal year 1999 consisted of $50.2 million for the acquisition of STEAG RTP Systems Inc. and STEAG CVD Systems Ltd. and capital expenditures of $3.7 million, offset by proceeds from sales of equipment of $0.4 million.

   Net cash provided by financing activities was $61.3 million during the six months ended June 30, 2000 as compared to $45.5 million during the corresponding period in 1999. The net cash provided by financing activities during the six months ended June 30, 2000 is primarily attributable to an increase in short term borrowings and a capital increase of $45.9 million and $15.4 million, respectively. Effective June 30, 2000, intercompany debt totaling $100.9 million was converted into equity by STEAG.

   The STEAG Semiconductor Division was dependent on STEAG for financial support in order to meet its obligations as they became due. STEAG has provided to management of the STEAG Semiconductor Division assurance of continued financial support at least through December 31, 2000.

   As of December 31, 1999, the STEAG Semiconductor Division had cash, cash equivalents and short-term investments of $10.2 million compared to $16.0 million as of December 31, 1998. The decrease of $5.8 million from fiscal 1998 to 1999 was primarily attributable to cash used in operations and capital expenditures, offset in part by short-term borrowings. Working capital increased to $18.9 million at December 31, 1999 from $2.9 million at December 31, 1998, caused by the acquisitions of STEAG RTP Systems, Inc., and STEAG CVD Systems Ltd. and by the market recovery during 1999.

   As described above, the two German STEAG Semiconductor Subsidiaries, STEAG MicroTech GmbH and STEAG RTP Systems GmbH, are parties to profit and loss absorption agreements, pursuant to which the subsidiaries transfer profits, if any, at the end of the fiscal year to STEAG and in return STEAG compensates the subsidiaries for any losses that the subsidiaries may suffer at the end of the fiscal year. The profit and loss absorption agreements enable STEAG to file tax returns in Germany on a consolidated basis. In connection with the proposed business combination with Mattson, the profit and loss absorption agreements will be terminated as of December 31, 2000. The net losses reimbursed by STEAG to the two German STEAG Semiconductor Subsidiaries pursuant to such agreements were $11.5 million and $16.7 million in 1999 and 1998, respectively, and were offset against intercompany loans from STEAG.

   Substantially all of the STEAG Semiconductor Division's financing requirements are provided by loans from STEAG. In connection with the Transactions, the existing balances on these loans as of June 30, 2000, are being converted into equity investments by STEAG. This will lead to significantly lower interest expenses in fiscal year 2000. The STEAG Semiconductor Division was dependent on STEAG for financial support in order to meet its obligations as they became due. STEAG has provided to management of the STEAG Semiconductor Division assurance of continued financial support at least through December 31, 2000.

   STEAG Electronic Systems Japan Co., Ltd., a STEAG Semiconductor Subsidiary, has a Yen 700 million line of credit agreement with the Bank of Yokohama, Ltd. (Japan), dated August 19, 1997, which is guaranteed by STEAG's parent company, STEAG AG. The interest rate on the line of credit is TIBOR + 1.88% and the STEAG Semiconductor Subsidiary had an outstanding balance as of June 30, 2000, of Yen 513.2 million. The STEAG Semiconductor Subsidiary has negotiated a Yen 500 million line of credit with another bank in order to replace the Bank of Yokohama line of credit which expires on September 30, 2000. The interest rate on the new line of credit is TIBOR + 1.5% and it expires on September 30, 2002.

   Capital expenditures decreased from $13.6 million in fiscal 1998 to $10.9 million in fiscal 1999. An amount of $6.8 million was spent in 1998 for wet processing demonstration tools. In 1999, $3.5 million was spent by the newly acquired STEAG RTP Systems, Inc.

   The STEAG Semiconductor Division's operating activities used cash of $30.8 million during fiscal 1999. The net loss of $51.5 million, increases in accounts receivable of $11.1 million and inventories of $2.7 million, were offset by depreciation and amortization of $25.5 million, increases in accounts payable of $5.3 million and an increase in accrued liabilities of $2.2 million.

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   The STEAG Semiconductor Division's operating activities generated cash of
$3.2 million during fiscal 1998. The net loss of $22.3 million and a decrease in accrued liabilities of $23.5 million were offset by depreciation and amortization of $13.8 million, a decrease in inventories of $17.8 million, a decrease of accounts receivables of $12.2 million and an increases in accounts payable of $4.9 million.

   Cash used in investing activities was $59.2 million in fiscal 1999 and $12.9 million in fiscal 1998. Capital expenditures of $10.9 million in fiscal 1999 were partially offset by proceeds from sales of equipment of $1.9 million. An amount of $50.2 million was spent for the acquisitions of STEAG RTP Systems Inc. and STEAG CVD Systems Ltd. Capital expenditures totaling $13.6 million were the principal uses of cash in investment activities in fiscal 1998. This amount was partially offset by proceeds from sales of equipment of $0.6 million. STEAG expects that capital expenditures will be approximately $10 million in fiscal 2000, principally to support facilities and new product development.

   Financing activities provided cash of $84.1 million in fiscal 1999, primarily from a capital increase of $54.8 million and borrowings under a line of credit provided by STEAG to the STEAG Semiconductor Division. Financing activities provided cash of $17.8 million in fiscal 1998, primarily from short term borrowings of $19.7 million, offset in part by repayment of loans from STEAG.

Six Months Ended June 30, 2000 Compared to Six Months Ended June 30, 1999

   Net sales for the six month period ended June 30, 2000 were $115.3 million and increased 106% from $56.0 million in the corresponding period in fiscal year 1999. The increase in net sales in the first half of 2000 was a result of the strong recovery of the semiconductor equipment market.

   Bookings in the first half of fiscal year 2000 were $163.9 million, an increase of 82.1% compared to bookings of $90.0 million in the first half of fiscal year 1999, resulting in a book to bill ratio of 1.42 to 1.0 in the first half of fiscal year 2000. As of June 30, 2000, backlog was $93.1 million, as compared to $56.9 million at June 30, 1999.

   Gross profit as a percentage of net sales improved to 49.4% for the six month period ended June 30, 2000 from 31.3% in the same period of the prior year. The increase in gross profit is in part due to fixed cost absorption over higher sales volumes and efficiency improvements. In addition, the gross profit in the six month period ended June 30, 1999 was negatively affected by certain charges following the acquisition of STEAG RTP Systems, Inc.; no such charges have been recorded in the first half of fiscal 2000.

   R&D expenses in the first half of fiscal year 2000 were $20.6 million or 17.9% of net sales, as compared to $16.3 million, or 29.1% of net sales for the corresponding period in fiscal year 1999. The increase in absolute dollars in 2000 is in part due to the acquisition of STEAG CuTek ($1.2 million) and to the consolidation of STEAG RTP Systems, Inc. for the whole six-month period in fiscal year 2000, compared with a consolidation over 4 months in the first half of fiscal year 1999.

   SG&A expenses increased to $34.4 million in the six month period ended June 30, 2000 from $25.7 million in the corresponding prior year period, an increase of approximately 33.9%. As a percentage of net sales, SG&A expenses decreased to approximately 29.8% in the first half of fiscal year 2000 from approximately 45.9% in the first six months of fiscal year 1999. The increase in absolute dollars reflects mainly higher sales volumes. In the remainder of fiscal year 2000, SG&A spending in absolute dollars is expected to further increase as a result of the expenses incurred for auditors, legal and financial advisers in connection with the proposed business combination with Mattson.

   Goodwill amortization increased from $6.3 million in the first half of fiscal year 1999 to $8.2 million in the first half of fiscal year 2000. This increase is due to the acquisition in the first quarter of fiscal year 1999 (STEAG RTP Systems, Inc.) and in February 2000 (STEAG CuTek, Inc.).

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

   Other expense was $1.4 million and $4.0 million in the period ended June 30, 2000 and 1999, respectively. Interest expense, net of interest income, increased to $2.4 million in the first half of fiscal year 2000 from $1.8 million in the corresponding prior year period. This interest expense is primarily due to financing STEAG provided to the STEAG Semiconductor Division by inter-company loans.

   For the six month period ended June 30, 2000, the STEAG Semiconductor Division recorded income taxes of $3.2 million, compared to an income tax benefit of $0.1 million in the corresponding period of fiscal year 1999. The income taxes are mainly caused by the profits of STEAG RTP Systems GmbH. Income taxes and tax benefits are affected by the existing tax sharing unity resulting from the profit and loss absorption agreements between the two German STEAG Semiconductor Subsidiaries, STEAG RTP Systems GmbH and STEAG MicroTech GmbH, on one side, and STEAG, on the other side, described above.

   For the non-German STEAG Semiconductor Subsidiaries, realization of the tax benefit related to the group's deferred tax assets is dependent upon the generation of future taxable income. Despite profits generated in some entities through June 30, 2000 and due to uncertainty surrounding the utilization of deferred tax assets, management has evaluated its deferred tax assets and provided a full valuation allowance at June 30, 2000 and 1999.

Qualitative and Quantitative Disclosures About Market Risk

   Due to the STEAG Semiconductor Division's international business activities, the STEAG Semiconductor Division settles numerous purchase orders in foreign currency, which, because of changes in foreign currency exchange rates, may adversely affect the results of operations and financial position of the STEAG Semiconductor Division. In order to limit these risks, the STEAG Semiconductor Division enters into forward contracts. These forward contracts serve only to secure receivables in foreign currency and are not for speculative or trading purposes. As of December 31, 1999, the STEAG Semiconductor Division had forward contracts with nominal values of $52,928 and fair values of $56,018, respectively. Other than such forward contracts, the STEAG Semiconductor Division does not hold derivative instruments or other investments subject to market risks.

Security Ownership

   The STEAG Semiconductor Division is comprised of eleven companies. All of the issued and outstanding share capital of each of the STEAG Semiconductor Subsidiaries is beneficially owned by STEAG. All of the outstanding shares of STEAG are beneficially owned by STEAG AG, a power generation and electronics company based in Essen, Germany.

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

                                BUSINESS OF CFM

General

   CFM and its subsidiaries design, manufacture and market advanced wet processing equipment for sale to the worldwide semiconductor industry. CFM believes that its patented Full-Flow(TM) Technology and Direct-Displacement(TM) drying enable it to provide wet processing systems that address a variety of limitations inherent in conventional semiconductor wet processing systems, including wet benches and spray tools, resulting in significantly lower cost of ownership. CFM's customers include: Agilent Technology, Anam Semiconductor Company, Infineon Technology, International Business Machines, Macronix, Microchip Semiconductor, Motorola, National Semiconductor, STMicroelectronics, Texas Instruments, Tower Semiconductor and United Microelectronics.

Industry Background

 Market Overview

   Over the past two decades, increasing demand for integrated circuits ("ICs") has resulted primarily from the growth of the personal computer and data communication markets, as well as the emergence of new markets such as wireless communications, mobile computing and multimedia and the addition of microprocessor control to many common consumer products such as automobiles, kitchen appliances and audio/video equipment. In large part, this demand has been driven by the semiconductor industry's ability to provide increasingly complex, higher performance ICs while steadily reducing the cost per function along with lower power consumption. These improvements in the ratio of price to performance have been driven by advancements in semiconductor process technology, which have enabled the cost-effective production of high density ICs with linewidths well below 0.25 micron.

   As demand for ICs has grown, semiconductor manufacturers have increased capacity by expanding and updating existing fabrication facilities ("fabs") and constructing new fabs. This expansion has historically exhibited strong cyclical characteristics, and continues to do so. For example, in 1997 a significant overcapacity situation developed in the semiconductor device market, especially in dynamic random access memory ("DRAM") chips. This, together with the Asian financial crisis, led to a reduction in the semiconductor capital equipment demand as semiconductor manufacturers cancelled or postponed capacity expansions. This situation continued into 1998.

   The increasing complexity of ICs has resulted in an increase in both the number and cost of process tools (such as steppers, etchers, furnaces and wet processors) required to manufacture semiconductors. In a typical fab in the 1980s, the cost of equipment represented approximately 50-55% of the total facility costs.

   Today, the total cost of an advanced fab exceeds $1 billion, of which equipment costs can account for over 80%. Semiconductor manufacturers place great pressure on process equipment manufacturers to decrease the cost of ownership of their products. The principal elements of cost of ownership are yield, throughput, capital costs and direct costs. Yield is primarily determined by contamination levels and process uniformity.

   Throughput is primarily a function of the time required to complete a process cycle, the number of wafers processed in a single cycle and the handling time between process cycles. Capital costs include the cost of acquisition and installation of the process equipment. Direct costs primarily include consumables used in the manufacturing process and costs of cleanroom space occupied by the equipment. Semiconductor device manufacturers must also address environmental costs such as water usage and costs related to the control and disposal of chemical waste and atmospheric emissions associated with operating a fab. Measuring and maintaining an acceptable level of cost of ownership becomes increasingly challenging as manufacturing processes become more complex and process tolerances narrow.


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 Wet Processing in Semiconductor Manufacturing

   The manufacture of semiconductors requires a large number of complex process steps during which transistors are formed and layers of electrically insulating or conducting materials are created or deposited on the surface of a silicon wafer. Before and after many of these steps, it is necessary to clean, etch, strip or otherwise condition the surface of the wafer in order to remove unwanted material or surface contamination in preparation for a subsequent process step. SEMATECH, a consortium of semiconductor manufacturers, has estimated that over 400 fabrication steps are required to manufacture advanced logic ICs, and that approximately 55 of these steps are accomplished by wet processing.

   Wet processing steps have traditionally been accomplished using wet benches and spray tools. Advanced wet benches utilize a succession of open chemical baths and extensive robotic automation to move wafers from one chemical or rinse bath to the next. Spray tools subject wafers to sequential spray applications of chemicals as the wafers are spun inside an enclosed chamber. CFM believes that, for certain wet processing applications, these conventional wet processing methods are subject to a number of inherent limitations, including:

   Particle Contamination. Certain process steps in the manufacture of submicron ICs are extremely sensitive to small amounts of particle contamination which can result in device failure. As device geometries become smaller, the reduction of particle contamination has become an increasingly critical factor in maximizing yields for these process steps. Open-bath wet benches are exposed to the cleanroom environment and therefore are susceptible to external contamination. Since particles tend to reside on the surfaces of liquids due to surface tension, the movement of wafers in and out of liquids can result in the transfer of particles to the wafer surfaces through a "skimming" effect. The tendency to add particles from air-liquid transitions is inherent in wet benches due to multiple immersions and withdrawals and in spray processing where each spray droplet striking the wafer surface can act as a separate miniature immersion and withdrawal.

   Watermark Defects and Native Oxide Growth. Both wet benches and spray tools subject the surface of wafers to repeated wetting and evaporative drying, creating watermark defects on the surface that can significantly impact device performance and interfere with certain subsequent process steps.

   Process Control Limitations. Process liquids in wet benches and spray tools are subject to evaporation and absorption of atmospheric gases. As a result, it can be difficult to achieve precise repeatability of process results. Additionally, wafers in a wet bench must be robotically transferred from bath to bath through the cleanroom atmosphere. This gap in processing during transport adds variability due to the effects of wafer exposure to the cleanroom atmosphere.

   Large Physical Size. The cost of cleanroom space is a significant component in the overall cost of ownership calculation for a specific piece of equipment. Wet benches configured for the multiple-step wet processes required by many manufacturers can be over 30 feet in length. Recently, manufacturers of wet benches have begun to develop products which use more than one processing fluid in a single bath in an effort to reduce the size of their products. These "reduced bath" or "single bath" wet bench products use more expensive cleanroom space than a Full-Flow platform and retain the other disadvantages of this conventional wet processing method.

   Environmental Impact. Due to the large volume of the open baths which comprise a wet bench and the need for multiple step wet processes to manufacture increasingly complex ICs, wet benches typically consume large quantities of water during processing. Water costs represent a significant portion of the total cost of cleaning. Additionally, in many wet bench processes, large amounts of chemicals are utilized. The open nature of the baths in a typical wet bench necessitates expensive ventilation and air filtration systems in order to remediate chemical fume emissions. As a result, municipalities and environmental authorities are increasingly concerned about water consumption and chemical fume emissions by fabs. Due to the continuing reduction of semiconductor device geometries and the escalating cost of leading edge fabs, CFM believes that semiconductor manufacturers are becoming increasingly sensitive to the foregoing limitations inherent in conventional wet processing methods.

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

The CFM Solution

   CFM's systems are based on its proprietary Full-Flow wet processing technology and are used to perform various cleaning, stripping and etching process steps in the manufacture of semiconductors. In CFM's OMNI wet processing systems, up to 150 wafers automatically load into an enclosed, flow-optimized vessel that has a lower fluid inlet and an upper fluid outlet. The system process chamber is fabricated to conform to the size of silicon wafers used by the customer. Once a selected process is begun, the vessel is completely filled with process fluid at all times, with fluids displacing one directly after another without exposing the wafers to air.

   CFM believes that its patented Full-Flow and Direct-Displacement drying technologies result in superior process performance and lower cost of ownership by offering the following advantages over conventional wet processing systems:

   Reduced Particle Contamination. Full-Flow processing takes place in a fully-enclosed processing vessel which isolates the wafers from the external cleanroom environment and associated contaminants. Additionally, particle contamination through particle skimming is substantially reduced. Since Full-Flow processing is capable of directly displacing one chemical or rinse step with the next without draining the vessel, it can eliminate the air-liquid interfaces (where particles tend to reside) that normally occur in wet benches and spray tools. The wafers are kept completely immersed in fluid until they are ready to be dried using CFM's patented in situ Direct-Displacement drying technology.

   Substantial Elimination of Watermark Defects and Native Oxide Growth. The formation of watermarks is substantially eliminated through the prevention of water evaporation from the wafer surface. Once the chemical treatment of the wafers is completed, drying is accomplished using CFM's patented Direct-Displacement drying technology. With this technique, the final rinse water is directly displaced with isopropyl alcohol ("IPA") vapor and substantially all water is forced off the surface of the wafer before it is exposed to an air environment. Additionally, native oxide growth is suppressed by deoxygenating the water immediately before it enters the vessel. Since the vessel itself is totally enclosed, the ultra pure water in the vessel is not able to absorb oxygen, carbon dioxide and other gases from the cleanroom environment. As a result, the gas content of the water at the surface of the wafers is controlled to a degree not possible in a wet bench or spray tool.

   Tight Process Control. Process precision and repeatability result in large part from the ability to control accurately the physical and chemical properties of the processing liquids as well as transitions between process steps.

   CFM's processes are performed in an enclosed vessel, thereby substantially reducing variability of the processing fluid such as water and chemical evaporation and absorption of atmospheric gases. Additionally, because one process liquid directly displaces the previous one, there is no exposure to the cleanroom atmosphere between process steps.

   Cleanroom Space Savings. OMNI systems have been designed to consume a minimum amount of cleanroom space. System support modules can be located outside the cleanroom and away from the vessel module. In many fabs, this means that these support modules can be located on a separate level, further reducing the amount of footprint that is required on the main floor of the fab where floor space is most expensive. One of CFM's products, a shared-module OMNI system capable of processing 100 8-inch wafers in each of two vessels requires approximately 13 linear feet of cleanroom wall space and makes no direct usage of cleanroom floor space when flush-mounted. This is significantly less than the space requirements of a wet bench with a similar processing capacity, which CFM believes can require up to 350 square feet of total cleanroom floor space and approximately 35 linear feet of cleanroom wall space.

   Environmental Advantages. CFM believes that its OMNI systems utilize less than one-half of the water required by traditional wet bench systems performing similar processing steps. Additionally, most of the water in wet bench systems flows around the wafer carrier rather than across the surface of the wafers. In CFM's

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flow-optimized OMNI systems, substantially no water is lost as bypass flow.
These enclosed systems also reduce the amount of process chemicals consumed and the equipment and related costs of remediation of chemical fume emissions associated with traditional wet processing.

Strategy

   CFM's objective is to become a leading supplier of advanced wet processing equipment to the worldwide semiconductor industry. CFM intends to achieve this objective by focusing on the following key elements of its strategy.

   Increase Current Market Share. CFM seeks to continue to expand its share of the semiconductor critical cleaning and etching wet processing market through expansion of its sales and marketing and customer satisfaction efforts. Significant effort has been expended to increase CFM's responsiveness to customer needs. CFM believes that the customer community has responded positively to these efforts. CFM also intends to continually improve its existing OMNI platform in order to offer enhanced technical capabilities and lower cost of ownership benefits for currently served critical wet processing applications. Following an analysis of the size of the FPD wet processing equipment market, the potential for successful market penetration and the volatility of that market, CFM will offer for sale only those FPD system configurations that have already been developed and tested and does not anticipate significant continuing sales to manufacturers of FPD's.

   Broaden Semiconductor Market Penetration. CFM intends to leverage its OMNI products to address additional wet processing applications in the semiconductor manufacturing process where it believes its proprietary technology can provide important benefits over competing wet processing technologies. By basing new process applications on these platforms, CFM will focus primarily on the development and optimization of each application's process recipes. CFM believes this approach will reduce the time and cost associated with supporting new wet processing applications. CFM has completed a joint development project with a major customer to qualify an OMNI system to perform aqueous cleaning during copper interconnect formation, which is a new process application for CFM's systems.

   Focus on Customer Satisfaction. CFM believes that its commitment to customer satisfaction has been a critical factor in its success to date. To ensure a high level of customer satisfaction, CFM provides comprehensive customer service and support, thorough customer training and ongoing process consultation. CFM has already developed a comprehensive customer service and support organization, and has invested in this area by locating direct sales and service staff in Europe in 1996 and in East Asia in 1997. CFM also intends to continue to increase the utilization of its applications laboratory to design and test new processes and equipment features. Finally, CFM has provided an OMNI system completely dedicated to training CFM's customers and employees at its West Chester training facility. In 1999 and again in 2000, CFM was chosen as one of the 10 best customer rated companies in the VLSI Research Incorporated Customer Satisfaction Companies report for wafer processing equipment suppliers with sales of less than $300 million.

   Continue Commitment to Worldwide Markets. CFM believes that its long-term success is substantially dependent on its ability to compete on a worldwide basis. As such, CFM intends to continue to focus on expanding its sales activities in the primary worldwide market for semiconductor capital equipment. To date, CFM has achieved considerable success in selling to customers outside the United States, with international sales accounting for over 60% of total sales in 1996 and 1997, 46% of total sales in 1998, and 33% of total sales in 1999.

Products

   CFM's systems are based on its proprietary wet processing technology and are used to perform various cleaning and etching process steps in the manufacture of semiconductors.

   The Full-Flow Platform. CFM's proprietary Direct-Displacement drying technology is embodied in its OMNI products, which principally consist of a fully-enclosed processing vessel incorporating megasonic

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technology and associated systems software, hardware and control electronics.
Megasonic technology utilizes high frequency sonic energy to enhance particle removal from the surface of semiconductor wafers during wet processing, enabling a quicker process cycle and a significant reduction in the quantity of process chemicals used. CFM believes that its OMNI products offer significant improvements in process performance and a lower cost of ownership relative to competing technologies. Conventional wet bench processes used for many wet processing applications rely on a succession of open chemical baths and extensive robotic automation to move semiconductor wafers from one chemical bath to the next, which exposes them to contamination.

   In CFM's OMNI systems, wafers are loaded automatically into a enclosed flow-optimized processing vessel. They are isolated from cleanroom air and accompanying contaminants as a succession of process fluids are introduced into the processing vessel one directly after another, flowing over the wafers to complete the desired process application. Once processing is completed, wafers are dried in situ using CFM's patented Direct-Displacement drying process. With this technique, the final rinse water is directly displaced with IPA vapor and substantially all water is removed from the surface of the wafers before they are exposed to the environment.

   This process substantially eliminates evaporative drying defects such as watermarks, inhibits native oxide growth and significantly reduces particle contamination. In competing technologies, wafers are exposed to intermediate evaporative drying within the cleanroom atmosphere prior to the completion of the final drying process. The optimized flow characteristics of the OMNI processing vessels and their advanced process control and monitoring capabilities provide process uniformity and repeatability. Also, CFM's systems can be flush-mounted in the cleanroom wall, with the majority of the floor space needed by the system components located outside the cleanroom environment. Due to this flush-mounting and the OMNI system's comparatively smaller size, it requires significantly less cleanroom floor space than competing wet bench systems. CFM's OMNI system is based on a modular design and can be configured to accomplish a broad range of wet processing applications using a variety of process and support modules. By basing new process applications on its proprietary OMNI platform, CFM can focus primarily on the development and optimization of each application's process recipes.

   CFM believes this approach significantly reduces the time and cost associated with developing new products to address additional market opportunities.

   The following tables list CFM's product offerings:

                        CFM OMNI PLATFORM CONFIGURATIONS

       Configuration                 Capacity                           List Price Range
       -------------               ------------                         -----------------
       Single Vessel               50-150 wafer                         $1.1-$1.9 million
       Shared Module               50-150 wafer                         $1.8-$3.0 million

 Semiconductor Manufacturing Applications

   CFM first introduced its wet processing systems for use in semiconductor manufacturing research and development facilities in 1988, and shipped its first system for use in semiconductor production in 1990. To date, CFM has sold over 240 vessels to more than 30 manufacturers. OMNI systems can currently be configured with either one or two vessels, each of which can be designed to accommodate 150mm, 200mm or 300mm wafers.

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

   The following table identifies the typical wet processing steps in semiconductor manufacturing and indicates those which CFM's OMNI systems currently perform in capital letters.


                                                                 Photoresist Strip
Critical Cleaning Applications   Critical Etching Applications   Applications
------------------------------   ------------------------------  -----------------
INITIAL WAFER CLEAN              SILICON OXIDE ETCH              CONCENTRATED ACID CHEMISTRY
PRE-DIFFUSION CLEAN              POLYSILICON ETCH                RESIST
PRE-OXIDATION CLEAN              Silicon nitride etch            STRIP/POST-ASH
PRE-THIN FILMS DEPOSITION CLEAN  SILICIDE ETCH                   CLEAN (FRONT-END)
                                 Solvent chemistry resist
                                 strip/post-ash clean (back end)

   For classification purposes, the process to fabricate a semiconductor device (without testing or packaging) is divided into two major phases referred to as "front-end" and "back-end." Front-end steps are those that are performed to fabricate individual components on an IC, such as transistors. Back-end steps are those that involve the creation of metal patterns in order to connect these individual components and create an IC. For a high-performance logic IC, approximately 60% of the wet processing steps are front-end and the balance are back-end.

   Critical Cleaning Applications. Critical cleans are those wet processing steps that are performed in the front-end to remove surface contamination prior to performing highly sensitive fabrication steps such as gate oxidation or diffusion. CFM believes that approximately 40% of the wet processing operations in the front-end fall into this category. To date, most of CFM's wet processing systems have been purchased by semiconductor manufacturers for use in these applications.

   Critical Etching Applications. Wet processing is also commonly used in the front-end to etch the surface of the wafer to remove silicon dioxide or other surface material. It is generally important to tightly control the amount of material removed and the uniformity of the etch. CFM believes that approximately 20% of the wet processing steps in the front-end involve etching. These etching steps are often performed as part of a wet clean rather than as stand-alone operations, and as such, most of the wet critical cleaning sold by CFM to date are also performing critical etching applications.

   Photoresist Strip Applications. Photoresist stripping operations involve the removal of either ashed photoresist residue or un-ashed photoresist from the surface of wafers after a patterning step has been completed. Resist stripping is performed in both the front-end and the back-end, and CFM believes that this process represents approximately 40% of all wet processing operations. Front-end cleans and resist strips are generally performed with aqueous chemistries. However, back-end cleans and resist strips presently must be accomplished with different chemistries that often utilize solvents, as front-end water-based chemistries are incompatible with aluminum, which is often present on wafers in the back-end.

   Future Applications. Approximately 40% of semiconductor wet processing operations are performed in the back-end and are comprised primarily of solvent-based cleans and solvent-based resist strips. CFM believes that its OMNI systems offer a range of attractive benefits for many of these applications, especially as process requirements become more demanding and regulatory restrictions on the release of chemical fumes become more stringent. Furthermore, CFM believes that its proprietary Direct-Displacement drying method is well suited for drying wafers with complex topographies that often exist in the back-end.

Customers

   CFM sells its systems to leading semiconductor manufacturers located in the United States, Europe and East Asia. Sales to IBM and Macronix accounted for approximately 25.1% and 14.3%, respectively, of net sales in fiscal 1999. Sales to Agilent Technology, Anam Semiconductor Company, IBM, Infineon and National Semiconductor accounted for approximately 10.3%, 14.8%, 19.6%, 13.3% and 10.4%, respectively, of net sales in fiscal 1998.

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

   While CFM actively pursues new customers, there can be no assurance that CFM will be successful in its efforts, and any significant weakening in customer demand would have a material adverse effect on CFM.

Sales And Marketing

   CFM sells its systems through a combination of a direct sales force and East Asian sales agents. CFM's field service personnel support its sales force. In addition to the direct sales force at CFM's headquarters in Exton, Pennsylvania, CFM has direct sales personnel located in Georgia, Texas, Arizona and California. CFM supports the European market through its North American direct sales force. CFM covers the Asian market with a director of sales and marketing and a direct salesperson based in Singapore. CFM signed agreements with Ampoc Far East Company Limited ("AMPOC") a sales agent in Taiwan in 1996, Silicon International Ltd ("Silicon International") CFM's sales distributor in the Peoples Republic of China in 1997, and Aneric Enterprise Pte Ltd. ("Aneric") CFM's sales agent in other areas of southeast Asia in 1997.

Customer Satisfaction

   CFM believes that high quality customer support, customer training and process consultation are key elements in the creation of customer satisfaction. CFM also believes that product reliability, as it is perceived by the individual customer technician, manager and executive, is strongly correlated with customer satisfaction and the resulting decisions to select CFM's technology and its products for broad application within that individual customer's area of personal authority. CFM has made substantial investments in its customer support, customer training, customer communication and reliability engineering and testing programs and intends to continue to make such investments in the future.

   CFM's customer satisfaction organization is headquartered in Exton, Pennsylvania, with additional employees and consultants located in Arizona, Colorado, Texas, Vermont, France, Germany, Taiwan and the United Kingdom.

   Generally, CFM's support personnel have prior technical backgrounds in the mechanical, electronic or chemical processing industries and prior experience or training in semiconductor manufacturing processes. Field support personnel also perform warranty and after-warranty service and sales support. CFM's products are typically sold with a 12 month warranty covering all parts and labor, which commences upon completion of installation and final acceptance.

Backlog

   CFM manages its production forecast using both backlog and projected system orders. CFM includes in backlog only customer purchase orders which have been accepted by CFM and for which shipment dates have been assigned within the following 12 months. Orders are generally subject to delay without penalty, but may contain cancellation penalties. As of October 31, 1999, CFM's backlog was approximately $10.6 million. As of October 31, 1998, CFM's backlog was approximately $8.8 million. It has been the experience of CFM that neither the backlog nor the pattern of receipt of orders is necessarily indicative of future orders or revenues.

Research, Development And Engineering

   CFM utilizes its applications and component testing laboratories in West Chester, Pennsylvania to test new equipment and processes, design new features and train customer and Company personnel. By basing new applications on its proprietary OMNI platform, CFM can reduce substantially the time and cost required to develop new process applications by focusing primarily on the optimization of each application's process recipe. CFM is currently focusing its research, development and engineering efforts on equipment to support additional wet process applications, to extend the productivity of the current platform and to improve system reliability. In April 1998, CFM shipped its first 300mm system. In November 1999 CFM received a follow-on 300mm order based upon the success of the initial system. See "Risk Factors" beginning on page 13 of this joint proxy statement-prospectus.

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

   The markets in which CFM and its customers compete are characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. Because of continual changes in these markets, CFM believes that its future success will depend, in part, upon its ability to continue to improve its systems and its process technologies and to develop new system applications which compete effectively on the basis of COO, including yield, throughput, capital and direct costs and system performance. In addition, CFM must adapt its systems and processes to technological changes in order to support the standards required by emerging target markets.

   CFM's research, development and engineering expenses for the 1999, 1998 and 1997 fiscal years were $10.0 million, $11.5 million and $9.3 million, respectively, representing 31.8%, 34.6% and 12.3% of net sales, respectively. Research, development and engineering expenses were net of reimbursements of $0, $0 and $890,000, respectively, for the 1999, 1998 and 1997 fiscal years.

Competition

   CFM faces substantial competition in its markets from both established competitors and potential new entrants. CFM believes that the primary competitive factors in the markets in which it competes are customer satisfaction, yield, throughput, capital and direct costs, system performance, size of installed base and breadth of product line. CFM believes that it competes favorably with respect to each of these factors. CFM also faces the challenge posed by the commitment of most semiconductor manufacturers to entrenched, competing technologies.

   Most of CFM's competitors have been in business longer than CFM, offer traditional wet processing technology, and have broader product lines, more experience with high volume manufacturing, broader name recognition, substantially larger installed bases and significantly greater financial, technical and marketing resources than CFM. In the semiconductor wet processing market, CFM competes primarily with Dainippon Screen, FSI International, SCP Global Technologies, Akrion, Semitool, Tokyo Electron Limited and Verteq. There can be no assurance that these competitors will not also develop enhancements to or future generations of competitive products that will offer price or performance features that are superior to CFM's systems or that CFM's products will gain market acceptance.

   CFM believes that in order to remain competitive, it must invest significant financial resources in developing new product features and enhancements, defending its intellectual property and in maintaining customer satisfaction worldwide. In marketing its products, CFM will face competition from suppliers employing new technologies in order to extend the capabilities of competitive products beyond their current limits or increase their productivity. Once a manufacturer has selected a particular vendor's capital equipment, CFM believes that the manufacturer generally relies upon that equipment and frequently will attempt to consolidate related capital equipment requirements with the same vendor, to the degree that such consolidation is possible. In addition, increased competitive pressure could lead to intensified price-based competition, resulting in lower prices and margins, which would materially adversely affect CFM's business and results of operations.

Manufacturing

   CFM's primary manufacturing operations are based in Exton, Pennsylvania, and consist of procurement, assembly and test engineering. CFM also has operations in a Company owned facility in West Chester, Pennsylvania, where it manufactures certain subassemblies. CFM leases a 60,000 square foot production facility in Exton, Pennsylvania. The facility more than doubled the previous production capacity and was substantially completed as of October 31, 1998. Occupancy of this new production facility took place in February 1999.

   CFM's OMNI systems are based upon a common set of modules, enabling CFM to reduce manufacturing costs by using a large number of common subassemblies and components. Many of the major subassemblies

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

are purchased complete from outside sources. CFM focuses its manufacturing efforts on carefully documented assembly and integration activities which CFM has determined to be critical to the successful operation of its products.

   In 1994, as a result of adoption of SEMATECH measurement and improvement methodologies, CFM began a concerted effort to meet the requirements of ISO 9001, the international standard for quality systems. In February 1997, CFM received ISO 9001 certification, which it continues to maintain. In 2000, CFM received certification under ISO 14001, the international standard for environmental management systems.

   Certain of CFM's components and subassemblies are obtained from sole suppliers or limited groups of suppliers, which are often small, independent companies. Moreover, CFM believes that certain of these components and subassemblies can only be obtained from its current suppliers. CFM generally acquires such components on a purchase order basis and has supply contracts of up to one year in duration. CFM's reliance on outside vendors generally, and on sole suppliers in particular, involves several risks which are discussed in "Forward Looking Statements and Risk Factors--Sole or Limited Sources of Supply." However, historically CFM has not experienced any significant delays in manufacturing due to an inability to obtain components, and CFM is not currently aware of any specific problems regarding the availability of components which might significantly delay the manufacturing of its systems in the future.

Regulatory Matters

   CFM is subject to a variety of federal, state and local laws, rules and regulations relating to the use, storage, discharge and disposal of hazardous chemicals used in its research, development and engineering activities. CFM believes that it is currently in compliance in all material respects with such laws, rules and regulations. However, failure to so comply could result in substantial liability to CFM, suspension or cessation of CFM's operations, restrictions on CFM's ability to expand at its present location or requirements for the acquisition of additional equipment or other significant expense. To date, the cost of compliance with environmental rules and regulations has not had a material effect on CFM's operations.

Intellectual Property

   CFM relies on a combination of patent, copyright, trademark, trade secret laws, nondisclosure agreements, and other forms of intellectual property protection to protect its proprietary technology. CFM currently holds thirteen patents in the United States, eight patents in Japan, three patents in Korea, one patent in Singapore, and thirteen patents in various European countries. CFM also has multiple patent applications pending in the United States and various foreign jurisdictions.

   The technology covered in the existing patents includes CFM's Full-Flow process and Direct-Displacement drying technologies upon which CFM's current product offerings are based. While CFM recognizes that these patents have significant value, CFM also believes that the innovative skills, technical expertise and know-how of its personnel in applying the art reflected in these patents would be difficult, costly, and time consuming to reproduce.

Employees

   As of October 31, 1999, CFM had 258 employees, of which 221 were full-time and the balance part-time employees. There were 76 employees in manufacturing operations, 56 in research, development and engineering, 22 in sales and marketing, 78 in customer satisfaction and field support and 26 in general administrative and finance positions. Of the 258 total full-time employees, 10 were located in Asia and 16 were located in Europe.

   While CFM has generally been able to find qualified candidates to fill new positions, personnel shortages occasioned by the strong economy and low unemployment continue to make it more difficult to recruit

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

qualified candidates for certain positions in design, field support, testing and process engineering. Once replacement personnel are recruited, CFM then faces the task of training and integrating these new employees. There can be no assurance that CFM will be successful in retaining, recruiting, training and integrating the necessary key personnel following the end of the downturn in the semiconductor equipment sector, and any failure to expand these areas in an efficient manner could have a material effect on CFM's results of operations.

   None of CFM's employees is represented by a labor union and CFM has never experienced a work stoppage, slowdown or strike. CFM considers its relationships with its employees to be good.

Litigation

   CFM is currently litigating three ongoing cases involving the CFM's intellectual property. CFM has asserted claims of its U.S. Patent No. 4,911,761 (the "761 patent") against a defendant in CFM and CFM Technologies, Inc. v. YieldUP International Corp., Civil Action No. 95-549-RRM, alleging infringement, inducement of infringement, and contributory infringement. CFM further asserted claims of U.S. Patent Nos. 4,778,532 (the "532 patent") and 4,917,123 (the "123 patent") against this defendant in a subsequent action, CFM, Inc. and CFM Technologies. v. YieldUP International Corp., Civil Action No. 98-790-RRM. In addition, CFM is also both a defendant and a counterclaim plaintiff in a third litigation, Dainippon Screen Manufacturing Co., Ltd. and DNS Electronics, LLC v. CFM, Inc. and CFM Technologies, Inc., Civil Action No. 97-20270 JW. In this action, the plaintiffs seek a declaratory judgment of invalidity and unenforceability of the "761 patent and U.S. Patent No. 4,984,597 (the "597 patent"), and a declaratory judgment of non-infringement of the "761 patent. CFM has counterclaimed alleging infringement, inducement of infringement, and contributory infringement of certain claims of each of the "761 patent, the "532 patent, the "123 patent, and the "597 patent. Dainippon Screen Manufacturing Co., Ltd. and DNS Electronics, LLC have also filed an antitrust count against CFM charging improper use of patents known to be invalid.

   On September 11, 1995, CFM brought an action against YieldUP International Corp. ("YieldUP") in the United States District Court for the District of Delaware. CFM seeks damages and a permanent injunction to prevent further infringement. YieldUP has denied infringement and has asserted, among other things, that the subject patent is invalid and unenforceable. On October 14, 1997, the District Court issued a decision granting summary judgment in favor of YieldUP on the grounds that the process used in YieldUP processing equipment does not infringe the "761 patent. The District Court subsequently granted CFM's request for reargument of the decision, and CFM and YieldUP have submitted additional briefs on the issue. The District Court has not issued a decision on the reargued summary judgment motion.

   On December 30, 1998, CFM filed an additional lawsuit in the United States District Court for the District of Delaware charging patent infringement of the "123 and "532 patents by YieldUP. CFM is seeking a permanent injunction preventing YieldUP from using, making or selling equipment that violates these patents and requests damages for past infringement. YieldUP amended its Answer to CFM's Complaint, asserting counterclaims for alleged tortious interference with prospective economic advantage and defamation, a declaratory judgment that the patents are unenforceable due to applicants' alleged inequitable conduct in obtaining the patents, and seeking compensatory and punitive damages. Fact discovery in this lawsuit closed on December 10, 1999. A claims construction and pre-trial hearing for this action was held on March 15, 2000. On April 4, 2000, the District Court issued an Order granting a YieldUP motion for summary judgment and denying CFM's cross-motion for summary judgment. In this Order, the District Court found that the "532 and "123 patents were both invalid due to lack of enablement. In this same Order, the District Court construed the claims of the "532 and "123 patents. CFM filed a motion seeking reconsideration and re-argument of the summary judgment ruling, which the District Court denied on August 10, 2000. YieldUP has agreed to withdraw with prejudice the tortious interference and defamation counts. A bench trial on the remaining inequitable conduct count was held on July 28, 2000. The District Court has not yet ruled on the inequitable conduct count nor entered final judgment that the "532 and "123 patents are invalid for lack of enablement.

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   In March, 1997, another competitor, Dainippon Screen Mfg. Co. Ltd. and DNS
Electronics LLC (collectively "DNS"), filed a suit against CFM in the United States District Court for the Northern District of California. In this action, DNS requested the Court to declare that DNS does not infringe the "761 patent and that the patent is invalid and unenforceable. DNS also sought monetary damages and injunctive relief for alleged violations of the Lanham Act, unfair competition, tortious interference with prospective economic advantage, and unfair advertising. The Court dismissed the patent counts on the grounds of lack of personal jurisdiction and absence of an indispensable party. DNS appealed this ruling and the appellate court reversed the district court decision on April 29, 1998. The causes of action relating to the Lanham Act, unfair competition, tortious interference with prospective economic advantage, and unfair advertising were dismissed without prejudice. The remainder of the case has been returned to the district court.

   CFM answered DNS's Complaint and counterclaimed, alleging infringement by DNS of the "532, "123, and "761 patents. A claims construction hearing was held on November 12, 1999, and an initial Claims Construction Order issued on December 9, 1999, and two subsequent claims construction Orders were issued on July 12, 2000. In February, 2000, DNS added two additional counts to this litigation: one for antitrust violations and additional declaratory judgment counts that the "597 patent was invalid and unenforceable. The antitrust count asserts that CFM knowingly brought causes of action against competitors with patents--the "761 patent and the "597 patent--that CFM knew were invalid or unenforceable. In the new declaratory judgment count, DNS has asked the court to declare that DNS does not infringe the "597 patent and that this patent is invalid and unenforceable. CFM counterclaimed asserting infringement, inducement of infringement, and contributory infringement of the "597 patent. A Markman (i.e., Claims Construction) hearing on the "597 patent was held on July 21, 2000, and there has been subsequent briefing as to the proper construction of the asserted claims of the "597 patent. No claims construction ruling has issued yet as to the "597 patent. As a result of the additional new counts, the liability trial now is scheduled for February 2001.

   DNS has recently moved the court for permission to update its antitrust count, and to add new counts for unfair competition, interference with business relations, and trade libel into the case. That motion is still pending. Furthermore, as a result of the Summary Judgment finding of invalidity due to lack of enablement of the "532 and "123 patents in the YieldUP case, DNS has requested that the counts concerning these two patents be stayed pending further results in the YieldUP case. The damages issues for all patent and antitrust counts have been bifurcated, and will be tried only after liability issues have been resolved.

   CFM has recently settled actions with a third competitor, STEAG, as a result of the pending mergers involving STEAG, CFM, and Mattson. These settled actions include an infringement case brought by CFM and CFMT, Inc. against STEAG Electronic Systems, Inc. (formerly STEAG MicroTech, Inc.) in the United States District Court for the District of Delaware involving the "761 patent, CFMT, Inc. and CFM Technologies, Inc. v. STEAG MicroTech, Inc., Civil Action No. 95-CV442, as well as nullification proceedings brought by a subsidiary of STEAG against CFM's drying patents in Germany (DE68921757.8), France (EP428,784), Netherlands (23184), Ireland (66389) and Japan (2,135,270).

   As a result of the transaction, STEAG Electronic Systems, Inc. withdrew its appeal of a federal district court judgment that it infringed a CFM patent covering Direct-DisplaceTM Drying, and confirmed the court's judgment that the patent is valid and enforceable. This settled the companies' patent dispute with all complaints withdrawn and the validity of the relevant CFM patent upheld. The CFM patent is also a subject of pending suits against Dainippon Screen Manufacturing and FSI International Corp.

 CFM MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

Overview

   CFM designs, manufactures and markets advanced wet processing equipment for sale to the worldwide semiconductor manufacturing industry. CFM was founded in 1984 and began commercial operations in 1990 following a period of technology and product development, during which time CFM's patented Full-Flow(TM) enclosed processing and Direct-Displacement(TM) drying technologies were developed.

   CFM has derived substantially all of its revenues from the sale of a relatively small number of its systems, recent sales of which have ranged in price from approximately $1.1 million to $3.0 million. As of October 31, 1999, CFM has shipped over 220 processing vessels (some shared-module systems have two processing vessels) to more than 30 manufacturers worldwide. During fiscal year 1999, CFM's net sales declined slightly from fiscal year 1998 and CFM realized a net loss of $10.5 million. Fiscal year 1998 net sales declined significantly from fiscal year 1997 and CFM realized a net loss of $11.8 million. Both fiscal years 1999 and 1998 losses were the result of lower net sales because of continued excess production capacity in the semiconductor manufacturing industry. Prior to fiscal year 1998, CFM had been undergoing a period of rapid growth with net sales during fiscal year 1997 increasing by 72% over net sales for fiscal year 1996. Net sales of Full-Flow systems to companies in the Flat Panel Display ("FPD") manufacturing industry represented 0%, 6% and 24% of total net sales, primarily international sales, in fiscal years 1999, 1998 and 1997, respectively. Following an analysis of the size of the FPD wet processing equipment market, the potential for successful market penetration and the volatility of that market, CFM will offer for sale only those FPD system configurations that have already been developed and tested and does not anticipate significant continuing sales to manufacturers of FPD's.

   CFM sells its systems worldwide and records a significant portion of its sales to customers outside the United States. In fiscal year 1999, international sales constituted approximately 33% of net sales, down from 46% in fiscal year 1998 and 65% in fiscal year 1997.

   Sales to customers in East Asia represented 29%, 28% and 47% of total sales in fiscal years 1999, 1998 and 1997, respectively. Beginning in the fall of 1997 and continuing through most of 1999, the currencies and economies of certain Asian countries, including Korea, were distressed. Some of these Asian countries subsequently experienced changes in currency valuation, received external financial support and agreed to certain economic reorganization programs anticipated to reduce growth and credit demand.

   CFM reduced its staff in fiscal year 1998 by approximately 30% in response to reductions in demand for its products and services. CFM adopted a strategy of continued investment in new product and process development and the retention of field and customer support personnel necessary to improve customer satisfaction. The significant decline in overall demand for CFM's products in the global marketplace resulted in significant losses. Future results will depend upon a variety of factors, including the timing of significant orders, the ability of CFM to bring new systems to market, the timing of new product releases by CFM's competitors, the timing of the recovery from the downturn in capital spending by CFM's customers, the impact of economic controls in countries where CFM does business, market acceptance of new or enhanced versions of CFM's systems, changes in pricing by CFM or its competitors and the volatility of the semiconductor industry and of the markets served by CFM's customers.

   CFM's gross margin has been and will continue to be affected by a variety of factors including underabsorption of manufacturing overhead and fixed costs, the mix and average selling prices of systems and the mix of sales to domestic and international markets. CFM pays significant commissions and service and support fees to agents on sales in East Asia. As a result, gross margin and selling, general and administrative expenses as a percentage of net sales, have in the past and will continue in the future, to fluctuate with significant changes in the proportion of net sales in East Asia.

Results of Operations

   The following table sets forth the components of CFM's statements of operations for the fiscal years ended October 31, 1999, 1998 and 1997, expressed as a percentage of net sales:

                                Fiscal Year Ended
                                   October 31,
                                ---------------------
                                1999    1998    1997
                                -----   -----   -----
   Net sales................... 100.0 % 100.0 % 100.0 %
   Cost of sales...............  66.5    73.7    52.9
                                -----   -----   -----
       Gross profit............  33.5    26.3    47.1
                                -----   -----   -----
   Operating expenses:
     Research, development and
      engineering..............  31.8    34.6    12.3
     Selling, general and
      administrative...........  56.4    53.0    25.6
                                -----   -----   -----
       Total operating
        expenses...............  88.2    87.6    37.9
                                -----   -----   -----
   Operating income (loss)..... (54.8)  (61.3)    9.2
   Interest (income) expense,
    net........................  (4.5)   (5.4)   (2.5)
                                -----   -----   -----
   Income (loss) before income
    taxes...................... (50.3)  (55.9)   11.7
   Income tax provision
    (benefit).................. (17.1)  (20.4)    3.5
                                -----   -----   -----
       Net income (loss)....... (33.2)% (35.5)%   8.2 %
                                =====   =====   =====

Years Ended October 31, 1999, 1998 and 1997

   Net Sales. Net sales decreased 5% to $31.6 million in fiscal year 1999 from $33.2 million in fiscal year 1998. Net sales for fiscal year 1998 decreased 56% from $75.8 million in fiscal year 1997. The decrease in net sales in both fiscal years 1999 and 1998 resulted primarily from a reduction in overall demand for semiconductor manufacturing equipment as semiconductor device manufacturers curtailed expansion plans because of industry-wide overcapacity. Net sales for fiscal years 1998 and 1997 included sales of Full-Flow systems to companies in the FPD manufacturing industry representing approximately 6% and 24%, respectively, of net sales. CFM will continue to offer for sale only those FPD system configurations that have already been developed and tested, which it believes will constitute a small portion of net sales in fiscal year 2000 and thereafter.

   International sales represented 33%, 46% and 65% of total net sales in fiscal years 1999, 1998 and 1997, respectively. CFM expects international sales to continue to represent a significant portion of its net sales. See the section entitled "Risk Factors."

   Gross Profit. Gross profit as a percentage of net sales was 33.5%, 26.3% and 47.1% in fiscal years 1999, 1998 and 1997, respectively. Gross profit in fiscal year 1999, and more so in fiscal year 1998, declined as a result of underabsorption of manufacturing overhead and fixed costs because of low production levels relative to fiscal year 1997 and because of price competition from competitors with underutilized production capacity. CFM occupied a new 60,000 square foot production facility in February of 1999 which more than doubled its previous production capacity. This new facility has generated operating efficiencies through improved material flow. Such efficiencies are anticipated to increase with increasing production volume. Gross profit will continue to be affected by sales prices, product mix and production levels.

   Research, Development and Engineering. Research, development and engineering expenses decreased to $10.0 million or 31.8% of net sales in fiscal year 1999 from $11.5 million or 34.6% of net sales in fiscal year 1998. Fiscal year 1998 expenses increased over fiscal year 1997, which were $9.3 million or 12.3% of net sales. In fiscal year 1998, CFM funded a portion of the costs of a joint development agreement with Semiconductor 300 which and engineering is critical to maintaining a strong technological position and, therefore, competitive advantage and accordingly expects such expenses in fiscal year 2000 will continue at approximately the fiscal year 1999 level.

   Selling, General and Administrative. Selling, general and administrative expenses remained relatively constant in fiscal year 1999 at $17.8 million or 56.4% of net sales from $17.6 million or 53.0% of net sales in fiscal year 1998. Fiscal year 1998 expenses decreased from $19.4 million or 25.6% of net sales in fiscal year 1997 as a result of reduced sales and sales commission expenses. Fiscal year 1999 expenses include approximately $2.9 million of litigation expenses undertaken to protect CFM's patents compared to $2.2 million in fiscal year 1998. Litigation expenses are expected to be $1.0 to 1.5 million per quarter in fiscal year 2000 as a result of two scheduled jury trials. CFM believes that, subject to improved demand in the markets which it serves, selling, general and administrative expenses will increase in fiscal year 2000, as increased personnel and sales and support expenses are anticipated in connection with CFM's efforts to increase its net sales and as CFM continues to invest in developing and protecting its patents and other intellectual property rights.

   Interest (Income) Expense, Net. Interest income, net of interest expense, of $1.4 million in fiscal year 1999 represented 4.5% of net sales, compared to $1.8 million or 5.4% of net sales in fiscal year 1998 and $1.9 million or 2.5% of net sales in fiscal year 1997. Net interest income for fiscal years 1999, 1998 and 1997 was earned as a result of the investment of funds not immediately required for CFM's operations which were available as a result of CFM's follow-on offering completed in February 1997. Net interest income declined in fiscal years 1999 and 1998 as a result of lower invested balances and lower interest rates.

   Income Tax Provision (Benefit). CFM's effective tax benefit rate was 34.0% in fiscal year 1999 compared to a benefit rate of 36.4% for fiscal year 1998. The effective income tax benefit rate primarily reflects the absence of any tax impact from CFM's foreign sales corporation based on the loss incurred for both fiscal years 1999 and 1998. The effective tax rate for fiscal year 1997 was 30.0%. The rate for fiscal year 1997 reflected tax benefits from a reinstitution of the research and development tax credit along with significant tax benefits from CFM's foreign sales corporation.

   Approximately $2.2 million of income tax benefits were realized as a refund in fiscal year 1999 from the carryback of fiscal year 1998 losses to prior years' tax returns. The remainder of the tax benefits from fiscal year 1998 and all of fiscal year 1999 have been recorded as deferred tax assets. Based on an assessment of CFM's taxable earnings history and expected future taxable income at the end of fiscal 1999, management determined that it was more likely than not that the net deferred tax assets would be realized in future periods. CFM did subsequently provide a valuation allowance for these assets as it became clear during the quarter ended April 30, 2000 that it was no longer more likely than not that CFM would generate sufficient taxable income as planned. Additionally, the ultimate realization of these assets could be negatively impacted by market conditions other variables not known or anticipated at this time. See additional discussion below in the income taxes section related to the three and nine month periods ended July 31, 2000 and 1999 related to the realizability of the deferred tax assets.

Three Month and Nine Month Periods Ended July 31, 2000 and 1999

   The following table sets forth certain financial data for the periods indicated, expressed as a percentage of net sales:

                                              Three Month
                                                Period         Nine Month
                                                 Ended        Period Ended
                                               July 31,         July 31,
                                              -------------   ---------------
                                              2000    1999     2000     1999
                                              -----   -----   ------   ------
   Net sales................................. 100.0 % 100.0 %  100.0 %  100.0 %
   Gross profit..............................  36.1 %  37.0 %   36.5 %   32.3 %
   Research, development and engineering.....  19.4 %  25.9 %   19.1 %   34.3 %
   Selling, general and administrative.......  45.9 %  50.1 %   48.2 %   56.9 %
   Operating loss............................ (29.2)% (39.1)%  (30.8)%  (58.9)%
   Loss before income taxes.................. (28.0)% (36.1)%  (29.3)%  (53.9)%
   Net Loss.................................. (28.0)% (23.8)%  (59.5)%  (35.6)%

   Net Sales. Net sales for the three month period ended July 31, 2000 of $13.0 million increased 34.6% from $9.6 million in the corresponding period in fiscal year 1999. International sales represented 32.3% and 40.1% of total net sales for the three months ended July 31, 2000 and 1999, respectively. Net sales in the second quarter of fiscal year 2000 were $12.0 million. The increase in net sales for the third quarter of 2000 was the result of the continuing impact of the broad semiconductor industry upturn.

   For the nine months ended July 31, 2000, net sales of $37.7 million increased 68% from $22.4 million during the nine months ended July 31, 1999. International sales represented 53.7% and 36.8% of total net sales for the nine months ended July 31, 2000 and 1999, respectively. The increase in net sales for nine months ended July 31, 2000, is primarily the result of the semiconductor industry upturn.

   Gross Profit. Gross profit as a percentage of net sales was slightly lower at 36.1% for the three-month period ended July 31, 2000 compared to 37.0% for the same corresponding period in fiscal year 1999. Gross profit was 34.5% in the second quarter of fiscal year 2000.

   During the first nine months of fiscal year 2000, gross profit increased to 36.5% from 32.3% for the corresponding nine months of fiscal year 1999. The increase in the gross profit percentage is attributable to increased manufacturing production in fiscal year 2000. CFM's gross margins have varied significantly from quarter to quarter and will continue to be affected by a variety of factors. These factor include sales volumes, the mix and average selling prices of systems, sales of OEM automation equipment which yield relatively lower gross margins and the customization of systems.

   Research, Development and Engineering. Research, development and engineering expenses for the quarter ended July 31, 2000, compared to the corresponding period of fiscal year 1999, remained stable at $2.5 million. Research, development and engineering expenses were $2.2 million in the second quarter of fiscal year 2000. CFM anticipates that research, development and engineering spending in the coming quarters will continue at the current level.

   Research, development and engineering expenses for the nine months ended July 31, 2000 decreased slightly to $7.2 million from $7.7 million for the corresponding period during fiscal year 1999. During the nine month period ended July 31, 2000, CFM continued its support of the joint development project with Semiconductor 300 (a joint venture of Infineon and Motorola) in Dresden, Germany. As part of this joint development program, Semiconductor 300 and CFM have qualified the CFM system's performance for a broad spectrum of production processes using 300mm silicon wafers. CFM continues to develop new processes for existing and new equipment and to invest in its applications laboratory, which is used for process development and demonstrations.

   Selling, General and Administrative. Selling, general and administrative expenses increased to $5.9 million or 45.9% of net sales in the quarter ended July 31, 2000 from $4.8 million or 50.1% of net sales in the quarter ended July 31, 1999. Selling, general and administrative expenses were $6.1 million for the second quarter of fiscal year 2000. Selling, general and administrative expenses for the third quarter of fiscal year 1999 reflects higher patent litigation costs compared to the same period in the prior year. See "Litigation" below. CFM anticipates that selling, general and administrative expenses will continue at current levels.

   For the nine months ended July 31, 2000, selling, general and administrative expenses were $18.2 million, or 48.2% of net sales, compared to $12.7 million, or 56.9% of net sales, for the nine months ended July 31, 1999. During the nine months ended July 31, 2000, expenses included approximately $4.1 million related to CFM's ongoing efforts to protect its intellectual property compared to $1.7 million in the comparable prior year period. Sales commission expenses were higher in both the three and nine month period of fiscal year 2000 and fiscal year 1999 as a result of higher net sales.

   Interest (Income) Expense, Net. Interest income, net of interest expense, was $149,000 and $283,000 for the quarters ended July 31, 2000 and 1999, respectively.

   Interest income, net of interest expense, for the nine months ended July 31, 2000 and 1999 was $565,000 and $1,106,000, respectively. The net interest income recorded during these periods was the result of interest income earned by CFM from investment of funds not immediately needed to support CFM's operations.

   Income Taxes. CFM's effective tax rate was 34% for the three and nine month periods ended July 31, 1999. The income tax benefit recorded in 1999 was recorded as a deferred income tax asset. Based on an assessment of CFM's recent earnings history and uncertainties related to expected future taxable income, management has determined that it can no longer make the assertion that it is more likely than not that any of the net deferred tax assets recorded as of January 31, 2000 totaling $12,578,000 will be realized in future periods. As a result, CFM recorded a full valuation allowance against its net deferred tax assets in the fiscal quarter ended April 30, 2000. The valuation allowance was recorded in the income tax provision (benefit) in the accompanying statements of operations for the nine months ended July 31, 2000. In addition, based on the factors noted above, CFM has recorded a full valuation allowance against the income tax benefit for the quarter ended July 31, 2000.

Backlog

   As of July 31, 2000, CFM's backlog of orders was $9.9 million, compared to $10.7 million as of July 31, 1999. Customer orders for the third quarter of fiscal 2000 were $14.1 million and $37.0 million for the first nine months of fiscal 2000. Orders from the U.S. accounted for 80% of total orders for the third quarter, 18% were from Asia and the remainder were from Europe. For the nine months ended July 31, 2000, U.S. orders accounted for 44.9% of the total orders, 50.7% were from Asia and the remainder were from Europe. It has been the experience of CFM that neither reported backlog at a particular date nor the pattern of receipt of orders is necessarily indicative of future orders or revenues.

Liquidity and Capital Resources

   Since its inception, CFM has funded its capital requirements through funding from two research and development limited partnerships, the private sale of equity securities, CFM's initial public offering of common stock completed in June 1996, a follow-on offering of common stock completed in February 1997 and, to a lesser extent, bank borrowings and equipment leases. At July 31, 2000, CFM had $10.1 million in cash and cash equivalents, $3.7 million in short-term investments and $32.3 million in working capital. At October 31, 1999 CFM had $14.0 million in cash and cash equivalents, $10.2 million in short-term investments and $45.1 million in working capital.

   Net cash used in operating activities was $10.2 and $12.1 million for fiscal years 1999 and 1997, respectively, while net cash of $0.3 million was provided by operating activities in fiscal year 1998, predominantly as a result of significant net collections of accounts receivable. CFM had a net loss of $10.5 million in fiscal year 1999 and a net loss of $11.8 in fiscal year 1998. Accounts receivable increased $0.8 million in fiscal year 1999 and decreased $19.4 million in fiscal year 1998. Inventories increased $3.4 million in fiscal year 1999 and decreased $2.4 million in fiscal year 1998. Inventories increased in fiscal year 1999 to meet forecasted fiscal year 2000 sales. Fiscal year 1999 inventory balances also include equipment at a customer site for joint process development in anticipation of a subsequent customer purchase.

   Approximately $8.4 million was used in operating activities during the nine months ended July 31, 2000, as compared with $11.6 million used in operating activities during the nine months ended July 31, 1999. The cash used in operating activities during the nine months ended July 31, 2000 was primarily the result of the net loss of $22.4 million and a decrease in accounts payable of $1.1 million. Cash provided by operating activities was derived from a decrease in inventories of $1.1 million and non-cash charges of $2.2 million of depreciation and amortization and $11.4 million related to deferred taxes.

   The cash used in operating activities during the nine months ended July 31, 1999 was primarily the result of the net loss of $8.0 million and an increase in accounts receivable of $5.2 million. Cash provided by operating activities was derived from the receipt of income tax payments of $2.5 million related to the carry back of net operating losses to prior periods, an increase in accounts payable of $2.3 million and non-cash charges of $1.6 million of depreciation and amortization.

   Purchases of property, plant and equipment were $5.7 million and $3.9 million in fiscal years 1999 and 1998, respectively. During fiscal year 1999, capital expenditures were primarily related to equipment for and improvements to CFM's new leased manufacturing and office facilities occupied during 1999. In addition, CFM constructed and capitalized one of its systems for development and testing of new hardware and software under production conditions. In fiscal year 1998, capital expenditures primarily were for continued investment in CFM's applications laboratory and improvements to the leased facilities occupied by CFM during fiscal year 1999.

   Acquisitions of property, plant and equipment were $2.0 million for the first nine months of fiscal year 2000 and $3.9 million for the first nine months of fiscal 1999. Acquisitions during the first nine months of fiscal year 2000 were primarily for the purchase of systems control software while acquisitions in the first nine months of fiscal year 1999 were related to the acquisition of leasehold improvements for CFM's production and administrative facilities.

   During fiscal year 1998, production activities were consolidated and leased premises in the same industrial park as CFM's owned manufacturing and leased administrative facilities were reduced to 8,000 square feet, and were subsequently vacated in March 1999. CFM's new 60,000 square foot production facility was occupied in February 1999 and its new 80,000 square foot office facility was occupied in April 1999; both facilities are located in Exton, Pennsylvania adjacent to each other. During fiscal year 1998, CFM leased 32,000 square feet of temporary prototype laboratory and storage facility which was vacated during fiscal year 1999. CFM has retained its owned facility in West Chester, Pennsylvania for use in manufacturing, customer and employee training and research. All other functions are now located in Exton. CFM also has a lease on its vacated former office facility in West Chester, Pennsylvania, which will expire in November of 2000. Since August 1999, CFM has had tenants that sublease approximately 70% of this building.

   CFM has a relationship with a commercial bank which includes a mortgage on one of CFM's manufacturing facilities in the amount of $0.6 million and a $7.5 million unsecured revolving demand line of credit with an interest rate equal to the bank's prime rate. The mortgage bears interest at an annual rate of 8.56%. As of July 31, 2000, no balance was outstanding under CFM's line of credit.

   CFM also has mortgage notes payable to the Pennsylvania Industrial Development Authority in the amount of $0.4 million bearing interest at 2.0% and to the Chester County Development Council in the amount of $0.05 million bearing interest at 5.0%. In addition, CFM has outstanding capital lease obligations in the amount of $.8 million bearing interest at rates ranging from 7% to 12% per annum.

   CFM had outstanding accounts receivable of approximately $14.9 million and $14.8 million as of July 31, 2000 and October 31, 1999, respectively. CFM has recorded an allowance for doubtful accounts of $13,000 as of July 31, 2000. Management believes that no additional allowance for doubtful accounts receivable is needed at this time as CFM believes that such accounts receivable are fully realizable. Management performs an ongoing evaluation of the status of accounts receivable balances in order to determine if any additional allowances or any write-offs are necessary. CFM may be required to record significant additional allowances in future periods should it determine that any of its accounts receivable become uncollectible.

   CFM believes that existing cash, cash equivalents and short-term investment balances and its available line of credit will be sufficient to meet CFM's cash requirements during the next 12 months. However, depending upon its rate of growth and profitability, CFM may require additional equity or debt financing to meet its working capital requirements or capital expenditure needs. There can be no assurance that additional financing, if needed, will be available when required or, if available, will be on terms satisfactory to CFM. It is management's expectation that the announced transaction with Mattson will take place on or shortly after January 1, 2001, at which point CFM will be acquired by Mattson. See "Merger Agreement with Mattson Technology," beginning on page 86 of this joint proxy statement-prospectus.

Impact of Recently Issued Accounting Standards

   In December 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 101--Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. CFM is reviewing these views and assessing whether any of these interpretations of generally accepted accounting principles may cause CFM to report a change in accounting principle. In compliance with SAB 101, CFM is required to and will make such a determination and report the impact of such a change, if any, no later than the fourth quarter of fiscal year 2001. While management believes that its revenue recognition policies conform with the generally accepted accounting principles that have been used consistently in practice in the capital equipment industry, certain issues raised in SAB 101, including delivery and performance revenue recognition criteria, could be interpreted to cause a change in accounting principle by CFM and many other companies in the capital equipment industry. At this time, the effect of SAB 101 on CFM's operating results in any future period cannot be fully determined; however, such a change could materially adversely affect CFM's financial position and results of operations.

                         PRINCIPAL SHAREHOLDERS OF CFM

   The following table sets forth certain information as of October 4, 2000, with respect to the beneficial ownership of CFM's common stock by (i) all persons known by CFM to be the beneficial owners of more than 5% of the outstanding common stock of CFM, (ii) each director of CFM, (iii) the Chief Executive Officer and the three other executive officers of CFM as of October 4, 2000 whose salary and bonus for the year ended December 31, 2000 exceeded $100,000, and (iv) all executive officers and directors of CFM as a group.

                                                        Shares Owned(2)
                                                      ------------------------
                                                      Number of     Percentage
Name and Address of Beneficial Owners(1)               Shares        of Class
----------------------------------------              ---------     ----------
Christopher F. McConnell............................. 1,135,095 (3)    14.7
Roger A. Carolin.....................................   269,134 (4)     3.3
James J. Kim.........................................    36,743 (5)      *
John F. Osborne......................................    13,041 (6)      *
Milton S. Stearns, Jr. ..............................    55,006 (7)      *
Lorin J. Randall.....................................    85,054 (8)     1.0
Executive officers and directors as a group (6
 persons)............................................ 1,594,073        20.3%

--------
 * Less than 1%

(1) Except as otherwise indicated, the address of each beneficial owner is c/o CFM Technologies, Inc., 150 Oaklands Boulevard, Exton, Pennsylvania 19341.

(2) Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable.

(3) Includes vested options to purchase 35,000 shares of common stock.

(4) Includes vested options to purchase 217,428 shares of common stock.

(5) Includes vested options to purchase 7,763 shares of common stock.

(6) Includes vested options to purchase 5,041 shares of common stock.

(7) Includes vested options to purchase 19,806 shares of common stock.

(8) Includes vested options to purchase 76,216 shares of common stock.

              REGULATORY MATTERS AFFECTING MATTSON, STEAG, AND CFM

   Mattson, STEAG Semiconductor, and CFM have received the required clearances under both the HSR Act and the German Cartel Act.

                                 LEGAL MATTERS

   The validity of the shares of Mattson common stock to be issued in the Transactions will be passed upon for Mattson by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. The tax consequences of the merger will be passed upon for CFM by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania.

                                    EXPERTS

   The consolidated financial statements of Mattson Technology Inc. as of December 31, 1999 and for the year then ended included and incorporated by reference in this joint proxy statement-prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

   The combined financial statements of STEAG Semiconductor as of December 31, 1999 and 1998 and for the years then ended, included in this joint proxy statement-prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

   The consolidated financial statements of CFM Technologies, Inc. as of October 31, 1999 and 1998, and for the three years ended October 31, 1999 included in and incorporated by reference in this joint proxy statement-prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

   The financial statements of Mattson as of December 31, 1998 and for each of the two years ended December 31, 1998 included in this joint proxy statement-prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      STOCKHOLDER PROPOSALS TO BE PRESENTED AT NEXT MATTSON ANNUAL MEETING

   Mattson has an advance notice provision under its bylaws for stockholder business to be presented at meetings of stockholders. Such provision states that in order for stockholder business to be properly brought before a meeting by a stockholder, such stockholder must have given timely notice thereof in writing to the Secretary of Mattson. A stockholder proposal, to be timely, must be received at the Mattson's principal executive offices not less than 120 calendar days in advance of the one year anniversary of the date the Mattson's proxy statement was released to stockholders in connection with the previous year's annual meeting of stockholders; except that (i) if no annual meeting was held in the previous year, (ii) if the date of the annual meeting has been changed by more than thirty calendar days from the date contemplated at the time of the previous year's proxy statement, or (iii) in the event of a special meeting, then notice must be received not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the meeting date was made.

   Proposals of stockholders intended to be presented at the next annual meeting of stockholders of Mattson (i) must be received by Mattson at its offices no later than December 18, 2000, and (ii) must satisfy the conditions established by the Securities and Exchange Commission for stockholder proposals to be included in Mattson's proxy statement for that meeting.

                      WHERE YOU CAN FIND MORE INFORMATION

   Mattson and CFM each file annual, quarterly, and special reports, proxy statements, and other information with the United States Securities and Exchange Commission (the "SEC"). Mattson's common stock is traded on the Nasdaq National Market ("Nasdaq") under the symbol "MTSN." CFM's common stock is traded on the Nasdaq under the symbol "CFMT." You may read and copy any document filed by Mattson or CFM at the SEC's public reference facilities or on the SEC's website at http://www.sec.gov, as discussed in more detail below.

   Neither STEAG nor any of the STEAG Semiconductor Subsidiaries is a reporting company and therefore no additional reports or financial information about STEAG or any of the STEAG Semiconductor Subsidiaries are publicly available.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows Mattson and CFM to "incorporate by reference" the information they file with the SEC, which means that they can disclose important information by referring you to documents previously filed with the SEC. The information incorporated by reference is considered a part of this joint proxy statement-prospectus, and any later information that Mattson or CFM file with the SEC, including any reports filed pursuant to Section 13(a) or 15(d) the Securities Exchange Act, will automatically update and supersede this information. This joint proxy statement-prospectus is part of a registration statement on Form S-4 filed by Mattson with the SEC.

   Mattson incorporates by reference the documents listed below, and any additional documents filed by Mattson with the SEC between the date of this joint proxy statement-prospectus and the date of the Mattson special meeting. The documents Mattson incorporates by reference are:

   Mattson's annual report on Form 10-K for the fiscal year ended December 31, 1999;

   Mattson's quarterly report on Form 10-Q for the quarter ended March 31, 2000; and

   Mattson's quarterly report on Form 10-Q for the quarter ended June 30, 2000.

   CFM incorporates by reference the documents listed below and any documents that CFM may file with the SEC between the date of this joint proxy statement-prospectus and the date of the CFM special meeting. The documents CFM incorporates by reference are:

   CFM's annual report on Form 10-K for the fiscal year ended October 31, 1999;

   CFM's quarterly report on Form 10-Q for the quarter ended January 31, 2000;

   CFM's amended quarterly report on Form 10-Q/A for the quarter ended January 31, 2000;

   CFM's quarterly report on Form 10-Q for the quarter ended April 30, 2000;
and

   CFM's quarterly report on Form 10-Q for the quarter ended July 31, 2000.

   Documents incorporated by reference are available without charge, excluding all exhibits unless such exhibits have been specifically incorporated by reference in this joint proxy statement-prospectus. You may obtain documents incorporated by reference by requesting them in writing or by telephone from the appropriate company as follows:

  Mattson Technology, Inc.                  CFM Technologies, Inc.
  2800 Bayview Drive                        150 Oaklands Boulevard
  Fremont, California 94538                 Exton, Pennsylvania 19341
  Attention: Peter Brown, Corporate Marketing Manager
                                            Attention: Jeff Randall, Chief
  Phone Number: (510) 657-5900              Financial Officer
                                            Phone Number: (610) 280-8509

   In order to ensure timely delivery of the documents, any requests should be made by October 27, 2000.

   In addition, copies of the documents incorporated by reference may be inspected and copied at the following public reference facilities maintained by the SEC:

  Judiciary Plaza          Citicorp Center        Seven World Trade Center
  Room 1024                500 West Madison       13th Floor
  450 Fifth Street,        Street                 New York, New York 10048
  N.W.                     Suite 1400
  Washington, D.C.         Chicago, Illinois
  20549                    60661

   Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements, and other information regarding each of Mattson and CFM. The address of the SEC website is http://www.sec.gov. Reports, proxy statements, and other information concerning Mattson and CFM can also be inspected at the Nasdaq National Market, Operations, 1735 K Street, N.W., Washington, D.C.

   Mattson has filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with the SEC with respect to the Mattson common stock to be issued under the Merger Agreement with CFM. This joint proxy statement-prospectus constitutes the prospectus of Mattson filed as part of the registration statement. This joint proxy statement-prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted as provided by the rules and regulations of the SEC. You may inspect and copy the registration statement at any of the addresses listed above.

               MATTSON INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                        Page
                                                                      ---------
ANNUAL AUDITED FINANCIAL STATEMENTS

  Report of Independent Public Accountants (Arthur Andersen LLP).....    F-2

  Report of Independent Accountants (PricewaterhouseCoopers LLP).....    F-3

  Consolidated Balance Sheets as of December 31, 1999 and 1998.......    F-4

  Consolidated Statements of Operations for the years ended December
   31, 1999, 1998 and 1997...........................................    F-5

  Consolidated Statements of Stockholders' Equity for the three years
   ended December 31, 1999...........................................    F-6

  Consolidated Statements of Cash Flows for the years ended December
   31, 1999, 1998 and 1997...........................................    F-7

  Notes to Consolidated Financial Statements.........................  F-8-F-21

UNAUDITED INTERIM FINANCIAL STATEMENTS

  Condensed Consolidated Balance Sheets..............................   F-22

  Condensed Consolidated Statements of Operations....................   F-23

  Condensed Consolidated Statements of Cash Flows....................   F-24

  Notes to Condensed Consolidated Financial Statements............... F-25-F-28

         REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS (ARTHUR ANDERSEN LLP)

To Mattson Technology, Inc.:

   We have audited the accompanying consolidated balance sheet of Mattson Technology, Inc. and subsidiaries (a Delaware corporation) as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mattson Technology, Inc. and subsidiaries as of December 31, 1999 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

San Jose, California
January 21, 2000

         REPORT OF INDEPENDENT ACCOUNTANTS (PRICEWATERHOUSECOOPERS LLP)

To the Board of Directors and Stockholders of Mattson Technology, Inc.:

   In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Mattson Technology, Inc. and its subsidiaries at December 31, 1998 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

San Jose, California
February 9, 1999

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                             As of December
                                                                   31,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
                          ASSETS
                          ------

Current assets:
  Cash and cash equivalents................................ $ 16,965  $ 11,863
  Short-term investments...................................       --     8,128
  Accounts receivable, net of allowances for doubtful
   accounts of $141 in 1999 and 1998.......................   21,500     9,614
  Inventories..............................................   25,374    10,924
  Refundable income taxes..................................       --     3,300
  Note receivable from stockholder.........................       --     3,129
  Prepaid expenses and other current assets................    2,299     2,316
                                                            --------  --------
    Total current assets...................................   66,138    49,274
Property and equipment, net................................   11,260    12,090
Goodwill, intangibles and other assets.....................    3,750     6,756
                                                            --------  --------
                                                            $ 81,148  $ 68,120
                                                            ========  ========

           LIABILITIES AND STOCKHOLDERS' EQUITY
           ------------------------------------

Current liabilities:
  Line of credit........................................... $  3,000  $     --
  Accounts payable.........................................    8,494     3,399
  Accrued liabilities......................................   17,635    14,841
                                                            --------  --------
    Total current liabilities..............................   29,129    18,240
                                                            --------  --------
Commitments and contingencies (Note 13)
Stockholders' equity:
  Common Stock, par value $0.001, 60,000 shares authorized;
   16,591 issued, 16,216 outstanding in 1999 and 15,772
   shares issued and 15,397 outstanding in 1998............       16        16
  Additional paid in capital...............................   66,280    63,239
  Accumulated other comprehensive loss.....................     (191)     (138)
  Treasury stock, 375 shares in 1999 and 1998 at cost......   (2,987)   (2,987)
  Retained earnings (deficit)..............................  (11,099)  (10,250)
                                                            --------  --------
    Total stockholders' equity.............................   52,019    49,880
                                                            --------  --------
                                                            $ 81,148  $ 68,120
                                                            ========  ========

          See accompanying notes to consolidated financial statements.

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                    Year Ended December 31,
                                                   ---------------------------
                                                     1999      1998     1997
                                                   --------  --------  -------
Net sales......................................... $103,458  $ 59,186  $76,730
Cost of sales.....................................   53,472    37,595   37,130
                                                   --------  --------  -------
Gross profit......................................   49,986    21,591   39,600
                                                   --------  --------  -------
Operating expenses:
  Research, development and engineering...........   19,547    16,670   14,709
  Selling, general and administrative.............   31,784    24,542   24,495
  Acquired in-process research and Development....       --     4,220       --
                                                   --------  --------  -------
    Total operating expenses......................   51,331    45,432   39,204
                                                   --------  --------  -------
Income (loss) from operations.....................   (1,345)  (23,841)     396
Interest and other income, net....................      743     1,811    1,486
                                                   --------  --------  -------
Income (loss) before provision for income taxes...     (602)  (22,030)   1,882
Provision for income taxes........................      247       337      451
                                                   --------  --------  -------
Net income (loss)................................. $   (849) $(22,367) $ 1,431
                                                   ========  ========  =======
Net income (loss) per share:
  Basic........................................... $  (0.05) $  (1.52) $  0.10
                                                   ========  ========  =======
  Diluted......................................... $  (0.05) $  (1.52) $  0.09
                                                   ========  ========  =======
Shares used in computing net income (loss) per
 share:
  Basic...........................................   15,730    14,720   14,117
                                                   ========  ========  =======
  Diluted.........................................   15,730    14,720   15,311
                                                   ========  ========  =======


          See accompanying notes to consolidated financial statements.

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (in thousands)

                          Common Stock                      Accumulated
                             Capital     Additional            Other     Treasury Stock  Retained
                          --------------  Paid in          Comprehensive --------------  Earnings
                          Shares  Amount  Capital   Other     (Loss)     Shares Amount   (Deficit)   Total
                          ------  ------ ---------- -----  ------------- ------ -------  ---------  --------
Balance at December 31,
 1996...................  14,197   $ 14   $57,566   $(13)      $ (77)        -  $     -  $ 11,625   $ 69,115
Repurchase of Common
 Stock, net.............    (335)     -    (2,197)     -           -      (100)  (1,075)     (939)    (4,211)
Exercise of stock
 options................     183      -       261      -           -         -        -         -        261
Shares issued under
 employee stock purchase
 plan...................     244      -     1,598      -           -         -        -         -      1,598
Income tax benefits
 realized from activity
 in employee stock
 plans..................       -      -       190      -           -         -        -         -        190
Amortization of deferred
 compensation...........       -      -         -     13           -         -        -         -         13
Net unrealized gain on
 investments............       -      -         -      -          23         -        -         -          -
Cumulative translation
 adjustments............       -      -         -      -        (236)        -        -         -          -
Net income..............       -      -         -      -           -         -        -     1,431          -
Total comprehensive
 income.................       -      -         -      -           -         -        -         -      1,218
                          ------   ----   -------   ----       -----      ----  -------  --------   --------
Balance at December 31,
 1997...................  14,289     14    57,418      -        (290)     (100)  (1,075)   12,117     68,184
Repurchase of Common
 Stock, net.............       -      -         -      -                  (275)  (1,912)              (1,912)
Exercise of stock
 options................     380      -       163      -           -         -        -         -        163
Shares issued under
 employee stock purchase
 plan...................     308      1     1,620      -           -         -        -         -      1,621
Shares issued for
 acquisition of Concept
 Systems Design, Inc....     795      1     4,038      -           -         -        -         -      4,039
Cumulative translation
 adjustments............       -      -         -      -         152         -        -         -          -
Net loss................       -      -         -      -           -         -        -   (22,367)         -
Total comprehensive
 loss...................       -      -         -      -           -         -        -         -    (22,215)
                          ------   ----   -------   ----       -----      ----  -------  --------   --------
Balance at December 31,
 1998...................  15,772     16    63,239      -        (138)     (375)  (2,987)  (10,250)    49,880
Exercise of stock
 options, net...........     456      -     1,431      -           -         -        -         -      1,431
Shares issued under
 employee stock purchase
 plan...................     363      -     1,610      -           -         -        -         -      1,610
Cumulative translation
 adjustments............       -      -         -      -         (53)        -        -         -          -
Net loss................       -      -         -      -           -         -        -      (849)         -
Total comprehensive
 loss...................       -      -         -      -           -         -        -         -       (902)
                          ------   ----   -------   ----       -----      ----  -------  --------   --------
Balance at December 31,
 1999...................  16,591   $ 16   $66,280   $  -       $(191)     (375) $(2,987) $(11,099)  $ 52,019
                          ======   ====   =======   ====       =====      ====  =======  ========   ========

          See accompanying notes to consolidated financial statements.

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                    Year Ended December 31,
                                                   ----------------------------
                                                     1999      1998      1997
                                                   --------  --------  --------
Cash flows from operating activities:
  Net income (loss)............................... $   (849) $(22,367) $  1,431
  Adjustments to reconcile net income (loss) to
   net cash provided by (used in) operating
   activities:
    Depreciation and amortization.................    4,801     4,441     2,856
    Acquired in-process research and development..       --     4,220        --
    Deferred taxes................................       --     4,222       (25)
    Deferred compensation related to stock
     options......................................       --        --        13
  Changes in assets and liabilities:
    Accounts receivable...........................  (11,886)    5,509     1,170
    Inventories...................................  (14,822)   10,714    (6,114)
    Refundable income taxes.......................    3,300    (2,748)       --
    Prepaid expenses and other current assets.....     (603)   (1,183)     (118)
    Other assets..................................       39        72     2,962
    Accounts payable..............................    5,095    (4,468)    2,109
    Accrued liabilities...........................    5,415    (3,771)   (1,224)
                                                   --------  --------  --------
      Net cash provided by (used in) operating
       activities.................................   (9,510)   (5,359)    3,060
                                                   --------  --------  --------
Cash flows from investing activities:
  Acquisition of property and equipment...........   (3,250)   (1,726)   (4,671)
  Note receivable from stockholder................    3,749    (3,129)       --
  Purchases of short term investments.............       --   (13,606)  (16,468)
  Sales and maturities of short term investments..    8,128    14,090    24,513
  Repayment of debt acquired in acquisition.......       --    (4,000)       --
                                                   --------  --------  --------
      Net cash provided by (used in) investing
       activities.................................    8,627    (8,371)    3,374
                                                   --------  --------  --------
Cash flows from financing activities:
  Borrowings against line of credit...............    3,000        --        --
  Proceeds from the issuance of Common Stock......    3,041     1,784     2,049
  Net repurchase of common Stock..................       --    (1,912)   (4,211)
                                                   --------  --------  --------
      Net cash provided by (used in) financing
       activities.................................    6,041      (128)   (2,162)
                                                   --------  --------  --------
Effect of exchange rate changes...................      (56)      138      (236)
                                                   --------  --------  --------
Net increase (decrease) in cash and cash
 equivalents......................................    5,102   (13,720)    4,036
Cash and cash equivalents, beginning of year......   11,863    25,583    21,547
                                                   --------  --------  --------
Cash and cash equivalents, end of year............ $ 16,965  $ 11,863  $ 25,583
                                                   ========  ========  ========
Supplemental disclosures:
  Cash paid for interest.......................... $     58  $     --  $     --
  Cash paid for income taxes...................... $    224  $    280  $    629
  Common stock issued for acquisition of Concept.. $     --  $  4,039  $     --
  Non-cash adjustment to goodwill and
   intangibles.................................... $  2,200  $     --  $     --

          See accompanying notes to consolidated financial statements.

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Mattson Technology, Inc. (the "Company") was incorporated in California on November 18, 1988. In September 1997, the Company was reincorporated in the State of Delaware. As part of the reincorporation, each outstanding share of the California corporation, no par value common stock, was converted automatically to one share of the new Delaware corporation, $0.001 par value common stock.

   The Company designs, manufactures and markets advanced fabrication equipment to the semiconductor manufacturing industry worldwide.

 BASIS OF PRESENTATION

   The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates.

   The Company's fiscal year ends on December 31. The Company's fiscal quarters end on the last Sunday in the calendar quarter.

 CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

   For purposes of the statement of cash flows, the Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of money market funds. Short term investments consist of commercial paper and U.S. Treasury securities with maturities of more than three months. The Company classifies its investments in commercial paper and U.S. Treasury securities as "available for sale" and the investments are reported at fair market value. As of December 31, 1998, the fair value of the investments in commercial paper and U.S. Treasury securities approximated amortized cost and, as such, unrealized holding gains and losses were insignificant. The fair value of the Company's investments was determined based on quoted market prices at the reporting date for those instruments.

 INVENTORIES

   Inventories are stated at the lower of standard cost, which approximates actual cost, using the first-in, first-out method, or market, and include material, labor and manufacturing overhead costs.

 WARRANTY COSTS

   Upon shipment of product, the Company accrues the estimated cost of warranty. The Company offers a 36 month warranty on all of its systems sold after January 1996, other than the EpiPro 5000 system and any systems sold in Japan, and a 12 month warranty in Japan and on its EpiPro products.

 PROPERTY AND EQUIPMENT

   Property and equipment are stated at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the term of the related lease or the estimated useful lives of the improvements, whichever is less.

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES

 GOODWILL AND INTANGIBLE ASSETS

   Purchased technology, workforce and goodwill are presented at cost, net of accumulated amortization, and are being amortized using the straight-line method over their estimated useful lives of three to seven years.

 STOCK-BASED COMPENSATION

   In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." As allowed by the provisions of SFAS No. 123, the Company has continued to apply APB Opinion No. 25 in accounting for its stock option plans and, accordingly, does not recognize compensation cost because the exercise price equals the market price of the underlying stock at the date of grant. The Company has adopted the disclosure only provisions of SFAS No. 123 and Note 6 to the Consolidated Financial Statements contains a summary of the pro forma effects to reported net income (loss) and earnings (loss) per share for 1999, 1998 and 1997 for compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123.

 REVENUE RECOGNITION

   System sales are generally recognized upon shipment. However, in certain circumstances, the Company allows customers to evaluate systems, and since customers can return such systems to the Company at any time with limited or no penalty, the Company does not recognize the associated revenue until an evaluation system is accepted by the customer. Sales to our distributor in Japan are recognized upon shipment with reserves provided for limited rights of return (see Note 10). Service and maintenance contract revenue, which to date has been insignificant, is recognized on a straight-line basis over the service period of the related contract. A provision for the estimated future cost of system installation and warranty is recorded at the time revenue is recognized.

 COMPREHENSIVE INCOME

   In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for disclosure and financial statement display for reporting total comprehensive income and its individual components. Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. The Company's comprehensive income includes net income, foreign currency translation adjustments and unrealized gains and losses on investments and is displayed in the statement of stockholders' equity.

 FOREIGN CURRENCY ACCOUNTING

   The local currency is the functional currency for all foreign operations except those in Japan, where the U.S. dollar is the functional currency. Gains or losses from translation of foreign operations where the local currencies are the functional currency are included as a component of stockholders' equity. Foreign currency transaction gains and losses are recognized in the statements of operations and have not been material.

 NET INCOME (LOSS) PER SHARE

   Basic earnings per share (EPS) is computed by dividing income available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) for the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted EPS uses the average market prices during the period.

 SEGMENT REPORTING

   In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 changes the way companies report selected segment information in annual

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES financial statements and also requires companies to report selected segment information in interim financial reports. The Company operates in one reportable segment. Note 11 of the Consolidated Financial Statements contains a summary table of industry segment, geographic and customer information.

 SFAS NO. 133 "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES"

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS No. 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. The effect of adopting SFAS No. 133 is not expected to be material to the Company's financial statements.

2. ACQUISITION OF CONCEPT SYSTEMS DESIGN

   On July 24, 1998, the Company acquired Concept Systems Design. The transaction was achieved through the merger of a wholly owned subsidiary of the Company with and into Concept. In connection with the merger, the Company issued 795,138 shares of Common Stock to the former shareholders of Concept.

   In addition to the issuance of the 795,138 shares mentioned above, the agreement for the acquisition of Concept also includes the contingent issuance and distribution of 100,000 shares of Mattson Common Stock to the Concept shareholders if Concept achieves net revenues of at least $16,667,000 during the first 24 full calendar months following the acquisition date. Additional shares issued, if any, will be valued at the fair value of the shares at the date of issue and will result in additional goodwill.

   The merger has been accounted for as a purchase and the results of operations of Concept were included in the consolidated statement of operations of the Company from the date of acquisition. The purchase price of the acquisition of $4,689,000, which included $650,000 of estimated acquisition related costs, was used to acquire the net assets of Concept. The purchase price was allocated to assets acquired and liabilities assumed based on the fair value of Concept's current assets and liabilities, which management believed approximated their book value, the estimated fair value of property and equipment, based on management's estimates of fair value, and an independent appraisal for all other identifiable assets. The excess of the purchase price over the net tangible and intangible assets acquired and liabilities assumed was allocated to goodwill. The allocation of the purchase price was as follows (in thousands):

     Property and equipment........................................... $  3,055
     Current and other assets.........................................    4,041
     Liabilities assumed..............................................  (13,570)
     Acquired developed technology and workforce......................    5,300
     Goodwill.........................................................    1,643
     Acquired in-process research and development.....................    4,220
                                                                       --------
                                                                       $  4,689
                                                                       ========

   In the first quarter of 1999, a preacquisition contingency was resolved which reduced the liabilities assumed from Concept by approximately $2.2 million. Under the provisions of Statement of Financial Accounting Standards No. 38, this has been recorded by the Company in the first quarter of 1999 on a prospective basis as an elimination of previously recorded goodwill and a pro-rata reduction of the balance to

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES the acquired developed technology, workforce and property and equipment. The acquired developed technology and workforce are recorded on the balance sheet as long term assets and will be amortized on a straight line basis over periods ranging from 3 to 7 years. The acquired in-process research and development was expensed at the time of acquisition as a one time charge.

   The original amount allocated to in-process research and development and other intangible assets in the third quarter of 1998 of $5.7 million and $5.4 million, respectively, relating to the acquisition of Concept, was made in a manner consistent with widely recognized appraisal practices that were being utilized at the time of acquisition. Subsequent to the acquisition, in a letter dated September 15, 1998 to the American Institute of Certified Public Accountants, the Chief Accountant of the Securities and Exchange Commission expressed views of the SEC staff that took issue with certain appraisal practices employed in the determination of the fair value of the in-process research and development that was the basis for the Company's measurement of its in-process research and development charge. Accordingly, the Company resolved to adjust the amount originally allocated to acquired in-process research and development and other intangible assets in a manner to reflect the SEC staff's views and restated its third quarter 1998 consolidated financial statements and filed an amended Form 10-Q. The revised amount of in-process research and development and other intangible assets that resulted from this change was $4.2 million and $6.9 million, respectively.

   The value assigned to in-process research and development was determined by identifying research projects in areas for which technological feasibility had not been established. These included the Concept EpiPro 5000 system and a single wafer Episystem. The value was determined by estimating the expected cash flows from the projects (taking into consideration an estimate of future obsolescence of the technology) once commercially viable, applying a percentage of completion and then discounting the net cash flows back to their present value. The Company believes the efforts to complete the in-process research and development projects will consist of internally staffed engineers and will be completed in 2001. The estimated costs to complete the research and development is approximately $1.7 million. There is substantial risk associated with the completion of each project and there is no assurance that any of the projects will meet with technological or commercial success.

   The percentage of completion for each project was determined using management estimates of time and dollars spent as of the acquisition date as compared to time and dollars that were expected to be required to complete the projects. The degree of difficulty of the portion of each project completed as of July 24, 1998 was also compared to the remaining research and development to be completed to bring each project to technical feasibility. At July 24, 1998, the percentage of completion for the Concept EpiPro 5000 was estimated at 80% and for the single wafer Episystem at 50%.

   If the projects discussed above are not successfully developed, the sales and profitability of the combined company may be adversely affected in future periods. Additionally, the value of other intangible assets acquired may become impaired. Company management believes that the restated in-process research and development charge of $4.2 million is valued consistently with the SEC staff's current views regarding valuation methodologies. There can be no assurance, however, that the SEC staff will not take issue with any assumptions used in the Company's valuation model and require the Company to further revise the amount allocated to in-process research and development.

   The following pro forma summary is provided for illustrative purposes only and is not necessarily indicative of the consolidated results of operations for future periods or that actually would have been realized had the Company and Concept been a consolidated entity during the periods presented. The summary combines the results of operations as if Concept had been acquired as of the beginning of the periods presented.

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES

   The summary includes the impact of certain adjustments such as goodwill amortization and changes in depreciation. Additionally, the non-recurring in-process research and development charge of $4.2 million has been excluded from the periods presented.

   The following table represents unaudited pro forma information assuming that the acquisition took place at the beginning of the periods presented:

                                                     Year Ended December 31,
                                                     --------------------------
                                                         1998         1997
                                                     ------------  ------------
                                                           (unaudited)
                                                      (in thousands, except
                                                         per share data)
   Net sales........................................ $     62,503  $    83,040
   Net loss......................................... $    (32,632) $    (8,694)
   Basic and diluted loss per share................. $      (2.25) $     (0.58)

3. LINE OF CREDIT

   In July 1999, the Company entered into a revolving line of credit agreement with a bank under which it can borrow up to $15 million. The line of credit bears interest at the Company's option of a per annum rate of 200 percentage points above LIBOR or a per annum rate equal to the lender's Prime Rate. At December 31, 1999, the interest rate was 8.5%. The line of credit expires on July 8, 2000. At December 31, 1999 the Company had $3.0 million outstanding under the line of credit agreement. The line of credit is secured by the Company's accounts receivable and other tangible assets and contains certain financial covenants determined on a quarterly basis.

4. NOTES RECEIVABLE FROM STOCKHOLDER

   During the third quarter of 1998, the Company extended a one year loan to its Chief Executive Officer in the amount of $3.1 million. The loan was collateralized by 2.2 million shares of the Company's Common Stock owned by the Chief Executive Officer and was a full recourse note bearing interest at 8%. Interest was payable at the end of the one year loan. During 1999, the Company extended the loan for an additional six months and increased the note to $3.7 million. The $3.7 million includes accrued interest of $0.3 million and an additional $0.3 million loaned to the Chief Executive Officer. During the fourth quarter of 1999, the Chief Executive Officer fully repaid the note and all accrued interest.

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES

5. BALANCE SHEET DETAIL

                                                               As of December
                                                                    31,
                                                              -----------------
                                                                1999     1998
                                                              --------  -------
                                                               (in thousands)
   INVENTORIES:
     Purchased parts and raw materials....................... $ 13,656  $ 7,128
     Work-in-process.........................................    9,433    2,586
     Finished goods..........................................       --    1,147
     Evaluation systems......................................    2,285       63
                                                              --------  -------
                                                              $ 25,374  $10,924
                                                              ========  =======
   PROPERTY AND EQUIPMENT, NET:
     Machinery and equipment................................. $ 13,544  $12,487
     Furniture and fixtures..................................    5,509    4,583
     Leasehold improvements..................................    3,705    2,880
     Construction-in-progress................................    1,738      740
                                                              --------  -------
                                                                24,496   20,690
     Less: accumulated depreciation and amortization.........  (13,236)  (8,600)
                                                              --------  -------
                                                              $ 11,260  $12,090
                                                              ========  =======
   GOODWILL, INTANGIBLES AND OTHER ASSETS:
     Developed technology.................................... $  3,897  $ 4,340
     Purchased workforce.....................................      875      960
     Goodwill................................................       --    1,643
     Other...................................................      334      375
                                                              --------  -------
                                                                 5,106    7,318
     Less: accumulated amortization..........................   (1,356)    (562)
                                                              --------  -------
                                                              $  3,750  $ 6,756
                                                              ========  =======
   ACCRUED LIABILITIES:
     Warranty and installation reserve....................... $  7,371  $ 5,820
     Accrued compensation and benefits.......................    5,041    1,214
     Income taxes............................................    1,392    1,131
     Commissions.............................................    1,045      539
     Customer deposits.......................................      253    2,690
     Deferred income.........................................    1,308    1,437
     Other...................................................    1,225    2,010
                                                              --------  -------
                                                              $ 17,635  $14,841
                                                              ========  =======

6. CAPITAL STOCK

 COMMON STOCK

   In 1996, the Board of Directors authorized the Company to repurchase up to 500,000 shares of the Company's Common Stock in the open market. As of December 31, 1997, all 500,000 shares had been repurchased by the Company for funding the Company's Employee Stock Purchase Plan. Of the shares purchased, 400,000 shares were purchased prior to the Company's reincorporation in Delaware in September

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES

1997, and were retired. The 100,000 shares repurchased after the reincorporation in Delaware are held as treasury stock. In 1998, the Board of Directors authorized the Company to repurchase up to 1,000,000 shares of the Company's Common Stock in the open market. As of December 31, 1999, the Company had repurchased 274,800 of these shares. The total cost of share repurchases was $2,987,000 and these shares are held as treasury stock.

 STOCK OPTION PLAN

   In September 1989, the Company adopted an incentive and non-statutory stock option plan under which a total of 4,300,000 shares of Common Stock have been reserved for future issuance, including increases of 1,000,000 shares in 1996, 300,000 shares in 1997, 250,000 shares in 1998 and 1,125,000 shares in 1999.
Options granted under this Plan are for periods not to exceed ten years. Incentive stock option and non-statutory stock option grants under the Plan must be at prices at least 100% and 85%, respectively, of the fair market value of the stock on the date of grant. The options generally vest 25% one year from the date of grant, with the remaining vesting 1/36th per month thereafter.

   A summary of the status of the Company's stock option plans at December 31, 1999, 1998 and 1997 and changes during the years then ended is presented in the following tables and narrative. Share amounts are shown in thousands.

                                       Year Ended December 31,
                          -----------------------------------------------------
                                1999              1998              1997
                          ----------------- ----------------- -----------------
                                  Weighted-         Weighted-         Weighted-
                                   Average           Average           Average
                                  Exercise          Exercise          Exercise
        Activity          Shares    Price   Shares    Price   Shares    Price
        --------          ------  --------- ------  --------- ------  ---------
Outstanding at beginning
 of year................  3,084     $6.19   3,067     $6.82   2,544     $5.62
Granted.................    881      9.97   1,337      5.71     926      9.66
Exercised...............   (489)     3.59    (380)     0.57    (182)     1.43
Forfeited...............   (333)     6.98    (940)     9.85    (221)     9.48
                          -----             -----             -----
Outstanding at end of
 year...................  3,143      7.57   3,084      6.19   3,067      6.82
                          =====             =====             =====
Exercisable, end of
 year...................  1,353      6.85   1,138      5.35   1,361      3.97
                          =====             =====             =====
Weighted-average fair
 value per option
 granted................            $6.13             $3.53             $4.67
                                    =====             =====             =====

   In November 1998, the Board of Directors approved a proposal under which all employees, other than executive officers, could elect to cancel certain options in exchange for grants of new options with exercise prices which were equal to the fair value of the Company's Common Stock on the date of the Board's approval and for which a new four year vesting period commenced as of the new date of grant. Employees canceled options for the purchase of a total of 681,315 shares at exercise prices ranging from $3.41 to $24.50, in exchange for newly issued options with an exercise price of $6.00 per share, which was the fair market value on the date of the Board's approval.

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES

   The following table summarizes information about stock options outstanding at December 31, 1999 (amounts in thousands except exercise price and contractual life):

                                                                    Options
                                        Options Outstanding       Exercisable
                                     -------------------------- ----------------
                                            Weighted- Weighted-        Weighted-
                                             Average   Average          Average
                                            Remaining Exercise         Exercise
Range Of Exercise Prices             Number   Years     Price   Number   Price
------------------------             ------ --------- --------- ------ ---------
 $0.20-$ 5.09.......................   555     6.5     $ 3.45     407   $ 2.94
 $5.13-$ 5.88.......................   171     8.7     $ 5.54      51   $ 5.50
 $6.00-$ 6.00.......................   664     8.1     $ 6.00     267   $ 6.00
 $6.06-$ 7.31.......................   530     9.1     $ 7.04      30   $ 7.02
 $7.50-$ 9.38.......................   564     6.4     $ 8.90     338   $ 9.08
 $9.75-$23.00.......................   659     6.8     $12.48     260   $11.19
                                     -----     ---     ------   -----   ------
                                     3,143     7.5     $ 7.57   1,353   $ 6.85
                                     =====     ===     ======   =====   ======

   Compensation cost under SFAS No. 123 for the fair value of each incentive stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model for the multiple option approach with the following weighted average assumptions:

                                                        1999     1998     1997
                                                       -------  -------  ------
     Expected dividend yield..........................      --       --      --
     Expected stock price volatility..................      80%      80%     60%
     Risk-free interest rate..........................     5.8%     4.5%    6.0%
     Expected life of options......................... 2 years  2 years  1 year

 EMPLOYEE STOCK PURCHASE PLAN

   In August 1994, the Company adopted an employee stock purchase plan under which 1,925,000 shares of Common Stock have been reserved for future issuance, including an increase of 65,000 in 1996, 400,000 shares in 1997, 450,000 shares in 1998 and 475,000 shares in 1999. The Purchase Plan is administered generally over offering periods of 24 months, with each offering period divided into four consecutive six-month purchase periods beginning May 1 and November 1 of each year. Eligible employees may designate not more than 15% of their cash compensation to be deducted each pay period for the purchase of Common Stock under the employee stock purchase plan and participants may not purchase more than $25,000 worth of Common Stock in any calendar year or 10,000 shares in any offering period. On the last business day of each purchase period, shares of Common Stock are purchased with the employees' payroll deductions accumulated during the six months, at a price per share of 85% of the market price of the Common Stock on the date immediately preceding the offering date or the date immediately preceding the purchase date, whichever is lower.

   The weighted average fair value on the grant date of rights granted under the employee stock purchase plan was approximately $3.15 in 1999, $3.42 in 1998 and $2.96 in 1997.

   Compensation cost under SFAS No. 123 is calculated for the estimated fair value of the employees' stock purchase rights using the Black-Scholes option-pricing model with the following average assumptions:

                                                       1999     1998     1997
                                                      -------  ------  --------
     Expected dividend yield.........................      --      --        --
     Expected stock price volatility.................      80%     80%       60%
     Risk-free interest rate.........................     5.8%    4.5%      6.0%
     Expected life of options........................ 2 years  1 year  6 months

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES

 PRO FORMA EFFECT OF STOCK BASED COMPENSATION PLANS

   In accordance with the provisions of SFAS No. 123, the Company applies APB Opinion No. 25 in accounting for its incentive stock option and employee stock purchase plans, and accordingly, does not recognize compensation cost in the statement of operations because the exercise price of the stock options equals the market price of the underlying stock on the date of grant. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income (loss) and earnings (loss) per share would have been adjusted to the pro forma amounts indicated in the table below:

                                                    Year Ended December 31,
                                                    --------------------------
                                                     1999      1998     1997
                                                    -------  --------  -------
                                                     (in thousands, except
                                                       per share amounts)
   Net income (loss):
     As reported................................... $  (849) $(22,367) $ 1,431
     Pro forma..................................... $(5,430) $(25,471) $(2,154)
   Diluted earnings (loss) per share:
     As reported................................... $ (0.05) $  (1.52) $  0.09
     Pro forma..................................... $ (0.35) $  (1.73) $ (0.15)

   Since SFAS No. 123 method of accounting has not been applied to options granted prior to July 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

7. INCOME TAX PROVISION

   The components of income (loss) before provision for income taxes are as follows:

                                                      Year Ended December 31,
                                                      -------------------------
                                                       1999      1998     1997
                                                      -------  --------  ------
                                                          (in thousands)
   Domestic income (loss)............................ $(1,065) $(22,467) $1,347
   Foreign income....................................     463       437     535
                                                      -------  --------  ------
     Income (loss) before provision for income
      taxes.......................................... $  (602) $(22,030) $1,882
                                                      =======  ========  ======

   The provision for income taxes consists of the following:

                                                               Year Ended
                                                              December 31,
                                                           -------------------
                                                           1999  1998    1997
                                                           ---- -------  -----
                                                             (in thousands)
   Current:
     Federal.............................................. $ -- $(3,589) $ 237
     State................................................   --    (633)     2
     Foreign..............................................  247     337    237
                                                           ---- -------  -----
       Total Current......................................  247  (3,885)   476
                                                           ---- -------  -----
   Deferred:
     Federal..............................................   --   3,589    180
     State................................................   --     633   (205)
                                                           ---- -------  -----
       Total Deferred.....................................   --   4,222    (25)
                                                           ---- -------  -----
   Provision for income taxes............................. $247 $   337  $ 451
                                                           ==== =======  =====

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES

   The provision for income taxes reconciles to the amount computed by multiplying income (loss) before income tax by the U.S. statutory rate of 35% as follows:

                                                          Year Ended December
                                                                  31,
                                                          ---------------------
                                                          1999    1998    1997
                                                          -----  -------  -----
                                                            (in thousands)
   Provision (benefit) at statutory rate................. $(211) $(7,710) $ 659
   Research and development tax credits..................  (499)      --   (307)
   State taxes, net of federal benefit...................     2       --     51
   Foreign earnings taxed at higher rates................    85      184     81
   Benefit of foreign sales corporation..................    --       --    (51)
   Deferred tax asset valuation allowance................   816    7,863     --
   Other.................................................    54       --     18
                                                          -----  -------  -----
     Total provision for income taxes.................... $ 247  $   337  $ 451
                                                          =====  =======  =====

   Deferred tax assets are comprised of the following:

                                                              As of December
                                                                    31,
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
                                                              (in thousands)
   Reserves not currently deductible........................ $  6,600  $  4,824
   Deferred income..........................................      603       985
   Net operating loss and credit carryforwards..............    6,905     6,682
   Other....................................................      961     1,245
                                                             --------  --------
   Total net deferred taxes.................................   15,069    13,736
   Deferred tax assets valuation allowance..................  (15,069)  (13,736)
                                                             --------  --------
                                                             $     --  $     --
                                                             ========  ========

   The deferred tax assets valuation allowance at December 31, 1999 and 1998 is attributable to federal and state deferred tax assets. Management believes that sufficient uncertainty exists with regard to the realizability of these tax assets such that a full valuation allowance is necessary. These factors include the lack of a significant history of consistent profits and the lack of carryback capacity to realize these assets. Based on this absence of objective evidence, management is unable to assert that it is more likely than not that the Company will generate sufficient taxable income to realize the Company's net deferred tax assets. At December 31, 1999, the Company had Federal net operating loss carryforwards of approximately $11.5 million which expire in 2019. This amount includes approximately $2.5 million of net operating loss carryforwards from the acquisition of Concept which are generally limited to a utilization of approximately $0.2 million per year. The net operating loss carryforward also includes approximately $0.7 million resulting from employee exercises of non qualified stock options or disqualifying dispositions, the tax benefits of which, when realized, will be accounted for as an addition to additional paid in capital rather than as a reduction of the provision for income taxes. The deferred tax assets related to the acquisition of Concept, approximately $2.5 million as of December 31, 1999, if and when realized will be used to reduce the amount of goodwill and intangibles recorded at the date of acquisition. Federal and state research and development credit carryforwards of approximately $1.7 million are also available to reduce future Federal and state income taxes and expire in 2011 to 2019. If certain substantial changes in the Company's ownership occur, there would be an additional annual limitation on the amount of the net operating loss carryforwards which can be utilized.

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES

8. EMPLOYEE BENEFIT PLANS

 RETIREMENT/SAVINGS PLAN

   The Company has a retirement/savings plan, which qualifies as a thrift plan under section 401(k) of the Internal Revenue Code. All employees who are twenty-one years of age or older are eligible to participate in the Plan. The Plan allows participants to contribute up to 20% of the total compensation that would otherwise be paid to the participant, not to exceed the amount allowed by applicable Internal Revenue Service guidelines. The Company may make a discretionary matching contribution equal to a percentage of the participant's contributions. In 1999, the Company made a matching contribution of $226,000 and in 1998, the Company made a matching contribution of $197,000. There were no matching contributions in 1997.

 PROFIT SHARING PLAN

   The Company has a profit sharing plan, wherein, as determined by the board of directors, a percentage of income from operations is accrued and distributed to all employees excluding management. The total charge to operations under the profit sharing plan was approximately $80,000 for the year ended December 31, 1999, $0 for 1998, and $85,000 for 1997.

9. NET INCOME (LOSS) PER SHARE

   SFAS No. 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement. Basic EPS is computed by dividing income (loss) available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) for the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted EPS uses the average market prices during the period. All amounts in the following table are in thousands except per share data.

                                                        Year Ended December
                                                                31,
                                                       ------------------------
                                                        1999     1998     1997
                                                       ------  --------  ------
NET INCOME............................................ $ (849) $(22,367) $1,431
BASIC EARNINGS (LOSS) PER SHARE:
  Income available to common shareholders............. $ (849) $(22,367) $1,431
  Weighted average common shares outstanding.......... 15,730    14,720  14,117
                                                       ------  --------  ------
  Basic earnings (loss) per share..................... $(0.05) $  (1.52) $ 0.10
                                                       ======  ========  ======
DILUTED EARNINGS (LOSS) PER SHARE:
  Income available to common shareholders............. $ (849) $(22,367) $1,431
  Weighted average common shares outstanding.......... 15,730    14,720  14,117
  Diluted potential common shares from stock options..     --        --   1,194
                                                       ------  --------  ------
  Weighted average common shares and dilutive
   potential common shares............................ 15,730    14,720  15,311
                                                       ------  --------  ------
  Diluted earnings (loss) per share................... $(0.05) $  (1.52) $ 0.09
                                                       ======  ========  ======

   Total stock options outstanding at December 31, 1999 of 3,143,000 and at December 31, 1998 of 3,084,000 and options to purchase 221,000 weighted shares outstanding during 1997 were excluded from the computations of diluted earnings
(loss) per share because of their anti-dilutive effect on diluted earnings
(loss) per share.

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES

10. CERTAIN TRANSACTIONS

   The Company has a distribution agreement with Marubeni Solutions Corp., a Japanese distributor. The Company formed a subsidiary in Japan in October 1995 in which Marubeni has a 19% minority interest. In 1999, the Company shifted its strategy to a direct sales model. The Company is in the process of terminating its distribution relationship with Marubeni and establishing its own sales force in Japan.

   The following is a summary of the Company's transactions with Marubeni (in thousands):

                                                         Year Ended December
                                                                 31,
                                                        -----------------------
                                                         1999     1998    1997
                                                        -------  ------  ------
Net sales to the distributor for the period............ $10,706  $9,289  $9,987
Percentage of net sales................................    10.3%   15.7%   13.0%
Accounts receivable at period end...................... $   803  $2,103  $1,555
Deferred income at period end.......................... $   591  $  591  $  591
Minority interest in joint venture at period end....... $   159  $  180  $  200

   Upon termination of the distribution agreement, the Company may be required to repurchase up to a maximum of $1,000,000 of inventory related to the Company's sales to Marubeni. The Company recorded deferred income at the time of sale to cover this right of return. At December 31, 1999 and 1998, deferred income of $591,000 related to this agreement resulted from deferred revenue of $1,000,000, less the estimated inventory value to the Company of $409,000.

   The Company purchases certain inventory parts from a supplier company, which is majority owned by the Chief Executive Officer of the Company. Net purchases were $680,000 for the year ended December 31, 1999, $363,000 for 1998 and $739,000 for 1997.

11. REPORTABLE SEGMENTS

   SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise", replacing the "industry segment" approach with the "management" approach. SFAS No. 131 establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or chief decision making group, in deciding how to allocate resources and in assessing performance. Brad Mattson, Chairman and Chief Executive Officer of the Company, is the Company's chief decision maker. As the Company's business is completely focused on one industry segment, design, manufacturing and marketing of advanced fabrication equipment to the semiconductor manufacturing industry, management believes that the Company has one reportable segment. The Company's revenues and profits are generated through the sale and service of products for this one segment.

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES

   The following is net sales information by geographic area for the years ended December 31 (in thousands):

                                                          1999    1998    1997
                                                        -------- ------- -------
   United States....................................... $ 30,428 $19,395 $26,831
   Japan...............................................   10,706   9,289   9,987
   Taiwan..............................................   20,173  14,057  21,634
   Korea...............................................   22,081   2,247   2,798
   Singapore...........................................    8,441   3,845  10,961
   Europe..............................................   11,629  10,353   4,519
                                                        -------- ------- -------
                                                        $103,458 $59,186 $76,730
                                                        ======== ======= =======

   The net sales above have been allocated to the geographic areas based upon the installation location of the systems.

   For the purposes of determining sales to significant customers, the Company includes sales to customers through its distributor (at the sales price to the distributor) and excludes the distributor as a significant customer. The Company had sales to one customer of 11% of net sales in 1997 and 20% of net sales to another customer in 1999. In 1998, no sales to a single customer exceeded 10% of net sales.

12. FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

 CURRENCY SWAP CONTRACTS

   Currency swap contracts are entered into primarily to hedge against the short term impact of fluctuations in the Yen-denominated monetary assets of the Company's subsidiary in Japan. At December 31, 1999, the Company had a contract to sell 21.0 million Yen ($200,000) which matures in 2000. Because the impact of movements in currency exchange rates on currency swap contracts offsets the related impact on the underlying items being hedged, these financial instruments do not subject the Company to speculative risk that would otherwise result from changes in currency exchange rates. Net foreign currency unrealized transaction gains and losses as of December 31, 1999 and realized transaction gains and losses to date have not been material.

 CONCENTRATION OF CREDIT RISK

   Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, short term investments, trade accounts receivable and financial instruments used in hedging activities.

   The Company invests in a variety of financial instruments such as certificates of deposit, corporate bonds and treasury bills. The Company limits the amount of credit exposure to any one financial institution or commercial issuer.

   The fair values of the Company's cash and cash equivalents and short term investments are not significantly different than cost. All short term investments mature within one year.

   The Company's trade accounts receivable are derived from sales in the United States, Japan, other Pacific Rim countries and Europe. The Company performs ongoing credit evaluations of its customers (semiconductor manufacturers and its Japanese distributor) and to date has not experienced any material losses.

   The Company is exposed to credit loss in the event of non performance by counterparties on the currency swap contracts used in hedging activities. The Company does not anticipate nonperformance by these counterparties.

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES

13. COMMITMENTS AND CONTINGENCIES

   The Company leases its facilities under operating leases, which expire at various dates through 2003, with minimum annual rental commitments as follows (in thousands):

     2000................................................................ $1,722
     2001................................................................    856
     2002................................................................    709
     2003................................................................    236
     2004................................................................     --
                                                                          ------
                                                                          $3,523
                                                                          ======

   Rent expense was $1,932,000 for 1999, $2,009,000 for 1998, and $1,755,000
for 1997.

   The Company is party to certain claims arising in the ordinary course of business. While the outcome of these matters is not presently determinable, management believes that they will not have a material adverse effect on the financial position or results of operations of the Company.

14. SUBSEQUENT EVENTS (UNAUDITED)

   On January 28, 2000, the Company filed a registration statement with the Securities and Exchange Commission ("SEC") relating to a proposed underwritten public offering of up to 3.45 million shares of the Company's common stock. The net proceeds of approximately $100 million are expected to be used for general corporate purposes, principally working capital and capital expenditures.

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)
                                  (unaudited)

                                                             June 25,  Dec. 31,
                                                               2000      1999
                                                             --------  --------
                           ASSETS
                           ------

Current assets:
  Cash and cash equivalents................................. $125,493  $ 16,965
  Accounts receivable, net..................................   41,432    21,500
  Inventories...............................................   36,516    25,374
  Prepaid expenses and other current assets.................    2,396     2,299
                                                             --------  --------
    Total current assets....................................  205,837    66,138
Property and equipment, net.................................   11,450    11,260
Goodwill, intangibles and other assets......................    3,921     3,750
                                                             --------  --------
                                                             $221,208  $ 81,148
                                                             ========  ========

            LIABILITIES AND STOCKHOLDERS' EQUITY
            ------------------------------------

Current liabilities:
  Line of credit............................................ $     --  $  3,000
  Accounts payable..........................................   10,193     8,494
  Accrued liabilities.......................................   21,580    17,635
                                                             --------  --------
    Total current liabilities...............................   31,773    29,129
                                                             --------  --------
Stockholders' equity:
  Common stock..............................................       20        16
  Additional paid in capital................................  193,235    66,280
  Retained earnings (deficit)...............................     (609)  (11,099)
  Treasury stock............................................   (2,987)   (2,987)
  Accumulated other comprehensive loss......................     (224)     (191)
                                                             --------  --------
    Total stockholders' equity..............................  189,435    52,019
                                                             --------  --------
                                                             $221,208  $ 81,148
                                                             ========  ========


     See accompanying notes to condensed consolidated financial statements.

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)
                                  (unaudited)

                                              Three Months      Six Months
                                                  Ended            Ended
                                             ---------------  ---------------
                                              June    June     June    June
                                               25,     27,      25,     27,
                                              2000    1999     2000    1999
                                             ------- -------  ------- -------
Net sales................................... $50,130 $24,128  $92,711 $38,448
Cost of sales...............................  24,564  12,748   46,170  19,824
                                             ------- -------  ------- -------
Gross profit................................  25,566  11,380   46,541  18,624
                                             ------- -------  ------- -------
Operating expenses:
  Research, development and engineering.....   6,867   4,525   13,165   8,423
  Selling, general and administrative.......  13,020   7,106   23,630  13,137
                                             ------- -------  ------- -------
    Total operating expenses................  19,887  11,631   36,795  21,560
                                             ------- -------  ------- -------
Income (loss) from operations...............   5,679    (251)   9,746  (2,936)
Interest and other income, net..............   1,511     133    1,909     426
                                             ------- -------  ------- -------
Income (loss) before income taxes...........   7,190    (118)  11,655  (2,510)
Provision for income taxes..................     719      68    1,165     117
                                             ------- -------  ------- -------
Net income (loss)........................... $ 6,471 $  (186) $10,490 $(2,627)
                                             ======= =======  ======= =======
Net income (loss) per share:
  Basic..................................... $  0.33 $ (0.01) $  0.57 $ (0.17)
                                             ======= =======  ======= =======
  Diluted................................... $  0.30 $ (0.01) $  0.51 $ (0.17)
                                             ======= =======  ======= =======
Shares used in computing net income (loss)
 per share:
  Basic.....................................  19,877  15,601   18,370  15,512
                                             ======= =======  ======= =======
  Diluted...................................  21,929  15,601   20,422  15,512
                                             ======= =======  ======= =======



     See accompanying notes to condensed consolidated financial statements.

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)
                                  (unaudited)

                                                            Six Months Ended
                                                            ------------------
                                                            June 25,  June 27,
                                                              2000      1999
                                                            --------  --------
Cash flows from operating activities:
  Net income (loss)........................................ $ 10,490  $ (2,627)
  Adjustments to reconcile net income (loss) to net cash
   used in operating activities:
    Depreciation and amortization..........................    2,264     2,360
    Amortization of intangibles............................      451       207
Changes in assets and liabilities:
    Accounts receivable....................................  (19,932)  (10,729)
    Inventories............................................  (11,142)   (4,598)
    Prepaid expenses and other current assets..............      (97)    4,153
    Goodwill, intangibles and other assets.................     (622)       --
    Accounts payable.......................................    1,699     1,527
    Accrued liabilities....................................    3,945     1,041
                                                            --------  --------
      Net cash used in operating activities................  (12,944)   (8,666)
                                                            --------  --------
Cash flows from investing activities:
  Acquisition of property and equipment....................   (2,454)     (861)
  Sales and maturities of short-term investments...........       --     8,128
                                                            --------  --------
      Net cash (used in) provided by investing activities..   (2,454)    7,267
                                                            --------  --------
Cash flows from financing activities:
  Repayment of line of credit..............................   (3,000)       --
  Increase in offering costs...............................   (8,536)       --
  Proceeds from the issuance of Common Stock, net..........  135,495       741
                                                            --------  --------
      Net cash provided by financing activities............  123,959       741
                                                            --------  --------
Effect of exchange rate changes on cash and cash
 equivalents...............................................      (33)      (50)
                                                            --------  --------
Net increase (decrease) in cash and cash equivalents.......  108,528      (708)
Cash and cash equivalents, beginning of period.............   16,965    11,863
                                                            --------  --------
Cash and cash equivalents, end of period................... $125,493  $ 11,155
                                                            ========  ========



     See accompanying notes to condensed consolidated financial statements.

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (unaudited)

NOTE 1 BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 BASIS OF PRESENTATION

   The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

   The financial statements should be read in conjunction with the audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999.

   The results of operations for the three month and six month periods ended June 25, 2000 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2000.

NOTE 2 BALANCE SHEET DETAIL (in thousands):

                                                                 June    Dec.
                                                                  25,     31,
                                                                 2000    1999
                                                                ------- -------
   Inventories:
     Purchased parts and raw materials......................... $22,459 $13,656
     Work-in-process...........................................  10,829   9,433
     Evaluation systems........................................   3,228   2,285
                                                                ------- -------
                                                                $36,516 $25,374
                                                                ======= =======
   Accrued liabilities:
     Warranty and installation reserve......................... $ 9,510 $ 7,371
     Accrued compensation and benefits.........................   5,464   5,041
     Income taxes..............................................   1,830   1,392
     Commissions...............................................   1,357   1,045
     Deferred income and customer deposits.....................   1,769   1,561
     Other.....................................................   1,650   1,225
                                                                ------- -------
                                                                $21,580 $17,635
                                                                ======= =======

NOTE 3 ACQUISITION OF CONCEPT SYSTEMS DESIGN, INC.

   On July 24, 1998, we acquired Concept Systems Design. The transaction was achieved through the merger of a wholly owned subsidiary of the Company with and into Concept and has been accounted for as a purchase. In connection with the merger, the Company issued 795,138 shares of Common Stock to the former shareholders of Concept.

   In addition to the issuance of the 795,138 shares mentioned above, the agreement for the acquisition of Concept also includes the contingent issuance and distribution of 100,000 shares of Mattson Common Stock to the Concept shareholders if Concept achieves net revenues of at least $16,667,000 during the first 24 full calendar months following the acquisition date. These revenue goals were not achieved by Concept during the specified period, and no such additional shares will be issued.

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES

   In the first quarter of 1999, a preacquisition contingency was resolved which reduced the liabilities assumed from Concept by approximately $2.2 million. Under the provisions of Statement of Financial Accounting Standards No. 38, this has been recorded by the Company in the first quarter of 1999 on a prospective basis as an elimination of previously recorded goodwill and a pro-rata reduction of the balance to the acquired developed technology, workforce and property and equipment.

NOTE 4 NET INCOME (LOSS) PER SHARE

   SFAS No. 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement. Basic EPS is computed by dividing income (loss) available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) for the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted EPS uses the average market prices during the period. All amounts in the following table are in thousands except per share data.

                                               Three Months      Six Months
                                                   Ended            Ended
                                             ----------------- ---------------
                                                                June    June
                                             June 25, June 27,   25,     27,
                                               2000     1999    2000    1999
                                             -------- -------- ------- -------
NET INCOME (LOSS)...........................  $6,471   $ (186) $10,490 $(2,627)
BASIC EARNINGS (LOSS) PER SHARE:
  Income (loss) available to common
   shareholders.............................  $6,471   $ (186) $10,490 $(2,627)
  Weighted average common shares
   outstanding..............................  19,877   15,601   18,370  15,512
                                              ------   ------  ------- -------
  Basic earnings (loss) per share...........  $ 0.33   $(0.01) $  0.57 $ (0.17)
                                              ======   ======  ======= =======
DILUTED EARNINGS (LOSS) PER SHARE:
  Income (loss) available to common
   shareholders.............................  $6,471   $ (186) $10,490 $(2,627)
  Weighted average common shares
   outstanding..............................  19,877   15,601   18,370  15,512
  Diluted potential common shares from stock
   options..................................   2,052       --    2,052      --
                                              ------   ------  ------- -------
  Weighted average common shares and
   dilutive potential common shares.........  21,929   15,601   20,422  15,512
                                              ------   ------  ------- -------
  Diluted earnings (loss) per share.........  $ 0.30   $(0.01) $  0.51 $ (0.17)
                                              ======   ======  ======= =======

   Options to purchase 101,725 shares during the three months ended June 25, 2000 were excluded from the computation of diluted EPS because these options' exercise price were greater than the average market price of the Company's common stock during the period. Total stock options outstanding at June 27, 1999 of 2,920,933 were excluded from the computation of diluted EPS because the effect of including them would have been anitdilutive due to the loss available to common stockholders.

NOTE 5 COMPREHENSIVE INCOME

   SFAS 130 establishes rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or stockholders' equity.

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES

   The following are the components of comprehensive income (loss):

                                             Three Months      Six Months
                                                 Ended            Ended
                                           ----------------- ----------------
                                                              June     June
                                           June 25, June 27,   25,      27,
                                             2000     1999    2000     1999
                                           -------- -------- -------  -------
                                                    (in thousands)
   Net income (loss)......................  $6,471   $(186)  $10,490  $(2,627)
   Foreign currency translation
    adjustments...........................     (26)     38       (33)     (50)
                                            ------   -----   -------  -------
   Comprehensive income (loss)............  $6,445   $(148)  $10,457  $(2,677)
                                            ======   =====   =======  =======

   The components of accumulated other comprehensive income, net of related tax are as follows:

                                                               June 25, Dec. 31,
                                                                 2000     1999
                                                               -------- --------
                                                                (in thousands)
   Cumulative translation adjustments.........................  $(224)   $(191)
                                                                =====    =====

NOTE 6 REPORTABLE SEGMENTS

   SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise", replacing the "industry segment" approach with the "management" approach. SFAS No. 131 establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or chief decision making group, in deciding how to allocate resources and in assessing performance. Brad Mattson, Chairman and Chief Executive Officer of the Company, is the Company's chief decision maker. As the Company's business is completely focused on one industry segment, design, manufacturing and marketing of advanced fabrication equipment to the semiconductor manufacturing industry, management believes that the Company has one reportable segment. The Company's revenues and profits are generated through the sale and service of products for this one segment. As a result, no additional operating segment information is required to be disclosed.

NOTE 7 LINE OF CREDIT

   During 1999 we entered into a one-year revolving line of credit with a bank in the amount of $15.0 million. This line of credit expired in July 2000. All borrowings under this line of credit bore interest at a per annum rate equal to the lender's prime rate, which was 9.75% at June 25, 2000. The line of credit was secured by our accounts receivable and other tangible assets. During the third quarter of 1999 we had borrowed $3.0 million against this revolving line of credit. The outstanding balance was fully repaid during the first quarter of 2000. Our revolving credit line required us to maintain certain quarterly financial covenants, including a minimum quick ratio and minimum tangible net worth. We were in compliance with all of our financial covenants at June 25, 2000. At this time the Company is reviewing further line of credit requirements.

NOTE 8 REVENUE RECOGNITION

   We generally recognize sales upon shipment of a system. From time to time, however, we allow customers to evaluate systems, and since customers can return such systems any time with limited or no penalty, we do not recognize the associated revenue until the evaluation system is accepted by the customer. Service and maintenance contract revenue, which to date has been insignificant, is recognized on a straight-line basis over

                   MATTSON TECHNOLOGY, INC. AND SUBSIDIARIES the service period of the related contract. A provision for the estimated future cost of system installation and warranty is recorded at the time revenue is recognized.

NOTE 9 RECENT ACCOUNTING PRONOUNCEMENTS

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS 133 is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. The effect of SFAS 133 is not expected to be material to our financial statements.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements. SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. Among other things, SAB 101 would result in a change from the established practice in many industries of recognizing revenue at the time of shipment of a system, and instead delay revenue recognition until the time of installation or customer acceptance. Because of the cyclical nature of the semiconductor equipment industry, and our dependence on a small number of comparatively large sales, a change in revenue recognition practices could have a material affect on revenue in any particular reporting period. We are currently evaluating the effect that such adoption may have on our consolidated results of operations and financial position and may be required to adopt SAB 101 in the fourth quarter of 2000.

           STEAG SEMICONDUCTOR DIVISION INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
ANNUAL AUDITED FINANCIAL STATEMENTS

  Report of Independent Public Accountants................................. F-30

  Combined Balance Sheets.................................................. F-31

  Combined Statements of Operations........................................ F-32

  Combined Statements of Shareholders' Equity.............................. F-33

  Combined Statements of Cash Flows........................................ F-34

  Notes to Combined Financial Statements................................... F-35

UNAUDITED INTERIM FINANCIAL STATEMENTS

  Combined Balance Sheets.................................................. F-48

  Combined Statements of Operations........................................ F-49

  Combined Statements of Cash Flows........................................ F-50

  Notes to Combined Financial Statements................................... F-51

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of STEAG Electronic Systems AG, Essen, Germany, the shareholder of the STEAG Semiconductor Division:

   We have audited the accompanying combined balance sheets of the STEAG Semiconductor Division identified in Note 1.1 as of December 31, 1999 and 1998, and the related combined statements of operations, shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the STEAG Semiconductor Division as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

                                          Arthur Andersen LLP

Dusseldorf, Germany
August 31, 2000

                          STEAG SEMICONDUCTOR DIVISION

                            COMBINED BALANCE SHEETS
                   (all amounts in thousands of U.S. Dollars)

                                                             As of December
                                                                   31,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
                          ASSETS
                          ------
Current Assets:
  Cash and cash equivalents................................ $ 10,181  $ 15,950
  Accounts receivables net of allowance for doubtful
   accounts of 2,265 and 1,507 at December 31, 1999 and
   1998, respectively .....................................   52,298    33,205
  Receivables from related parties.........................    3,914     5,771
  Notes and other receivables..............................    1,141       605
  Inventories..............................................   46,765    36,454
  Prepaid expenses.........................................    1,382       594
  Other current assets.....................................    2,975     1,468
                                                            --------  --------
    Total current assets...................................  118,656    94,047
                                                            --------  --------
Noncurrent Assets
  Property, plant and equipment less accumulated
   depreciation............................................   33,648    29,060
  Intangible assets less accumulated amortization..........      976       923
  Goodwill less accumulated amortization of 25,857 and
   12,578 at December 31, 1999 and 1998, respectively .....   43,915    20,102
  Other noncurrent assets..................................      910       674
                                                            --------  --------
    Total noncurrent assets................................   79,449    50,759
                                                            --------  --------
    Total assets........................................... $198,105  $144,806
                                                            ========  ========

                        LIABILITIES
                        -----------
Current liabilities
  Short term borrowings and current portion of long-term
   debt.................................................... $ 46,223  $ 50,620
  Accounts payable.........................................   27,536    18,627
  Accrued liabilities......................................   24,396    20,710
  Other current liabilities................................    1,599     1,202
                                                            --------  --------
    Total current liabilities..............................   99,754    91,159
                                                            --------  --------
Noncurrent liabilities
  Long-term debt...........................................   16,107     7,322
  Other noncurrent liabilities.............................    3,317     2,363
                                                            --------  --------
    Total noncurrent liabilities...........................   19,424     9,685
                                                            --------  --------
    Total liabilities...................................... $119,178  $100,844
                                                            --------  --------

Commitments and contingencies (Note 10, 11 and 13)
Shareholders' equity
  Common stock.............................................   63,418    16,979
  Additional paid-in capital...............................   82,856    39,284
  Accumulated other comprehensive income/(loss)............   (1,970)    1,614
  Accumulated deficit......................................  (65,377)  (13,915)
                                                            --------  --------
    Total shareholders' equity.............................   78,927    43,962
                                                            --------  --------
    Total liabilities and shareholders' equity............. $198,105  $144,806
                                                            ========  ========

 Note: The accompanying notes are an integral part of these combined financial statements.

                          STEAG SEMICONDUCTOR DIVISION

                       COMBINED STATEMENTS OF OPERATIONS
                   (all amounts in thousands of U.S. Dollars)

                                                     Year Ended December 31,
                                                     ------------------------
                                                        1999         1998
                                                     -----------  -----------
Net sales........................................... $   146,847  $   108,865
Cost of sales.......................................     109,352       81,164
                                                     -----------  -----------
Gross profit........................................      37,495       27,701
                                                     -----------  -----------
Operating expenses:
  Research and development..........................      30,642       18,116
  Selling, general and administrative expenses......      46,470       29,432
  Goodwill amortization.............................      13,279        6,536
                                                     -----------  -----------
    Total operating expenses........................     (90,391)     (54,084)
                                                     -----------  -----------
Loss from operations................................     (52,896)     (26,383)
                                                     -----------  -----------
Other income (expense):
  Interest income...................................         161          267
  Interest expense..................................      (4,662)      (3,484)
  Other income and expense..........................         125         (265)
                                                     -----------  -----------
  Other income (expense)............................      (4,376)      (3,482)
                                                     -----------  -----------
Loss from continuing operations before income
 taxes..............................................     (57,272)     (29,865)
                                                     -----------  -----------
Income tax benefit..................................       5,810        7,114
                                                     -----------  -----------
Loss from continuing operations.....................     (51,462)     (22,751)
                                                     -----------  -----------
Income from discontinued operations
Net of income taxes of $91 in 1998..................          --          424
                                                     -----------  -----------
Net loss............................................ $   (51,462) $   (22,327)
                                                     ===========  ===========


 Note: The accompanying notes are an integral part of these combined financial statements.

                          STEAG SEMICONDUCTOR DIVISION

                  COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY
                 for the years ended December 31, 1999 and 1998
                   (all amounts in thousands of U.S. Dollars)

                                                           Accumulated
                                   Additional Accumulated     Other         Total
                           Common   Paid-in   (Deficit)/  Comprehensive Shareholders'
                           Stock    Capital    Earnings   Income/(Loss)    Equity
                          -------- ---------- ----------- ------------- -------------
Balance, January 1,
 1998...................  $ 16,372  $30,217    $  8,412      $   (21)     $ 54,980
                          --------  -------    --------      -------      --------
Net loss................        --       --     (22,327)          --       (22,327)
Foreign currency
 translation gain.......        --       --          --        1,635         1,635
                          --------  -------    --------      -------      --------
Net loss and changes in
 other comprehensive
 income (loss)..........        --       --     (22,327)       1,635       (20,692)
Shares issued...........       607       --          --           --           607
Capital contribution....        --    9,067          --           --         9,067
                          --------  -------    --------      -------      --------
Balance, December 31,
 1998...................    16,979   39,284     (13,915)       1,614        43,962
                          --------  -------    --------      -------      --------
Net loss................        --       --     (51,462)          --       (51,462)
Foreign currency
 translation loss.......        --       --          --       (3,584)       (3,584)
                          --------  -------    --------      -------      --------
Net loss and changes in
 other comprehensive
 income (loss)..........        --       --     (51,462)      (3,584)      (55,046)
Inclusion of new
 companies into group ..    36,439   25,677          --           --        62,116
Conversion of debt to
 equity.................    10,000   12,000          --           --        22,000
Capital contribution....        --    5,895          --           --         5,895
                          --------  -------    --------      -------      --------
Balance, December 31,
 1999...................  $663,418  $82,856    $(65,377)     $(1,970)     $ 78,927
                          ========  =======    ========      =======      ========



 Note: The accompanying notes are an integral part of these combined financial statements.

                          STEAG SEMICONDUCTOR DIVISION

                       COMBINED STATEMENTS OF CASH FLOWS
                 for the years ended December 31, 1999 and 1998
                   (all amounts in thousands of U.S. Dollars)

                                                               Year ended
                                                              December 31,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
Cash flows from operating activities:
  Net loss................................................. $(51,462) $(22,327)
  Reconciliation to net cash provided (used in) operating
   activities:
    Depreciation and amortization..........................   25,532    13,799
    Loss (gain) on disposal of fixed assets................    2,701      (169)
    Deferred income taxes..................................       --     1,641
  Other changes in net cash from operating assets and
   liabilities
    Accounts receivables...................................  (11,112)   12,158
    Inventories............................................   (2,704)   17,776
    Prepaid expenses and other assets......................      (28)      577
    Accounts payable.......................................    5,270     4,949
    Accrued liabilities....................................    2,240   (23,521)
    Other current liabilities..............................   (1,261)   (1,649)
                                                            --------  --------
      Net cash (used in) provided by operating activities..  (30,824)    3,234
                                                            --------  --------
Cash flows from investing activities:
  Inclusion of net assets less cash of subsidiaries
   acquired by parent......................................  (50,192)       --
  Capital expenditures.....................................  (10,939)  (13,589)
  Proceeds from sales of equipment.........................    1,935       644
                                                            --------  --------
      Net cash used in investing activities................  (59,196)  (12,945)
                                                            --------  --------
Cash flows from financing activities:
    Borrowings under line of credit........................       --    19,674
    Repayments to line of credit...........................  (6,462)        --
    Borrowings from stockholders...........................   35,952       159
    Repayment of loans from stockholders...................   (1,545)   (2,275)
    Other long term liabilities............................    1,346       240
  Capital contribution.....................................    4,602        --
  Addition of equity of subsidiaries acquired by parent....   50,192        --
                                                            --------  --------
      Net cash provided by financing activities............   84,085    17,798
                                                            --------  --------
Effect of foreign exchange rate changes on cash and cash
 equivalents...............................................      166      (553)
                                                            --------  --------
Net (decrease) increase in cash and cash equivalents.......   (5,769)    7,534
Cash and equivalents at beginning of year..................   15,950     8,416
                                                            --------  --------
Cash and equivalents at end of year........................ $ 10,181  $ 15,950
                                                            ========  ========
Supplemental schedule of noncash investing and financing
 activities:
  Conversion of debt to equity............................. $ 22,000  $     --
Supplemental disclosure of cash flow information:
  Cash paid for interest................................... $  3,780  $  2,739
  Cash paid for income taxes............................... $    232  $  5,043

 Note: The accompanying notes are an integral part of these combined financial statements.

                          STEAG SEMICONDUCTOR DIVISION

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
   (all amounts in thousands of U.S. Dollars, except as otherwise indicated)

1. ORGANIZATION, PURPOSE AND BASIS OF PRESENTATION

 1.1. Organization

   The combined financial statements of the semiconductor equipment division (the "STEAG Semiconductor Division" or the "Company") of STEAG Electronic Systems AG, Essen, Germany ("STEAG") include the accounts of certain direct and indirect wholly-owned subsidiaries of STEAG. The STEAG subsidiaries included in this combination are STEAG MicroTech GmbH, Pliezhausen, Germany; STEAG Electronic Systems Inc., Austin, USA; STEAG RTP Systems GmbH, Dornstadt, Germany; STEAG Electronic Systems Korea Ltd., Seoul, Korea; STEAG Electronic Systems Japan Co., Kawasaki, Japan; STEAG Electronic Systems UK Ltd., Renfrew, UK and STEAG Electronic Systems South East Asia Pte. Ltd., Singapore, for both years reported herein.

   Effective March 1, 1999, STEAG purchased 100 percent of STEAG RTP Systems Inc., San Jose, USA (formerly AG Associates, Inc.). Effective January 1, 1999, STEAG purchased STEAG CVD Systems Ltd., Migdal Ha'Emek, Israel (formerly AG Associates (Israel) Ltd.). The purchase prices amounted to $35,200 and $22,800, respectively. The acquisitions were accounted for using the purchase method.

   The results of operations and their respective assets and liabilities were combined in the financial statements of the Company since the respective acquisition dates. The goodwill for these companies was accounted for using the push down method, resulting in an increase in goodwill of $37.1 million. Goodwill is amortized on a straight line basis over five years.

   The Company develops, manufactures, markets and supports fabrication equipment for the worldwide semiconductor and wafer manufacturing industry. The Company's products include advanced rapid thermal processing (RTP), wet processing, and chemical vapor deposition (CVD) equipment used in the manufacture of integrated circuits. The Company has manufacturing facilities in the United States, Germany and Israel and sells its products primarily through a direct sales force and wholly-owned sales and service subsidiaries. The Company was dependent on STEAG for financial support in order to meet its obligations as they became due. STEAG has provided to management of the Company assurance of continued financial support at least through December 31, 2000.

 1.2. Purpose and basis of presentation

   Solely for purposes of this presentation, these combined financial statements have been prepared as if the above mentioned wholly-owned subsidiaries of STEAG were combined into one reporting entity. The purchase price paid by STEAG for the acquisition of each entity has been pushed down. The portion of the purchase price not allocated to assets or liabilities has been recorded as goodwill.

   The statements are presented in thousands of U.S. Dollars translated from different local currencies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 2.1. Combination

   The investment of STEAG in the STEAG semiconductor equipment business has been shown as combined equity of the STEAG Semiconductor Division. It comprises the equity of the above mentioned entities. All significant intercompany balances and transactions have been eliminated.

                          STEAG SEMICONDUCTOR DIVISION

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
   (all amounts in thousands of U.S. Dollars, except as otherwise indicated)


 2.2. Concentration of credit risk

   Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents and short-terms investments, as well as accounts receivable. The Company has placed the majority of its cash, cash equivalent and short-term investments with high-quality financial institutions.

   The Company sells its products primarily to large companies in the semiconductor industry. Credit risk is further mitigated by the Company's credit evaluation process. The Company does not require collateral or other security to support receivables. The Company maintains allowances for potential credit losses.

   As of December 31, 1998 the Company had receivables from two significant customers in amounts of $4,881 and $3,586. The Company had significant sales to one customer amounting to $14,479 for the year ended December 31, 1998. The Company had no significant customers as of and for the year ended December 31, 1999.

 2.3. Financial statement estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Such estimates include the allowance for potentially uncollectible receivables, inventory reserves for obsolete, slow-moving or non-salable inventory, analysis of impairment of long-lived assets, certain accruals and estimated costs for litigation, installation, warranty and other customer support obligations. Actual results could significantly differ from these estimates.

 2.4. Significant risks and uncertainties

   The Company participates in the dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company's future financial position or results of operations: advances and trends in new technologies; competitive pressures in the form of new products or price reductions on current products; changes in product mix; changes in the overall demand for products and services offered by the Company; changes in certain strategic partnerships or customers relationships; litigation or claims against the Company based on intellectual property, patent, products, regulatory or other factors; risks associated with changes in domestic and international economic and/or political conditions or regulations; availability of necessary components, and the Company's ability to attract and retain employees necessary to support its growth.

 2.5. Fair value of financial instruments

   The estimated fair value of financial instruments has been determined by the Company, using available market information and valuation methodology considered to be appropriate. However, considerable judgement is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions and/or estimation methodologies could have a material effect on estimated fair value amounts. The estimated fair value of the Company's financial instruments at December 31, 1999 and 1998 was not materially different from the values presented in the combined balance sheets.

 2.6. Cash equivalents

   Cash equivalents are highly liquid debt instruments acquired with a maturity of three months or less at date of purchase.

                          STEAG SEMICONDUCTOR DIVISION

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
   (all amounts in thousands of U.S. Dollars, except as otherwise indicated)


 2.7. Inventories

   Inventories are stated at the lower of cost (first-in, first-out) or market. The Company reviews the levels of its inventories in light of current and forecasted demand to identify and provide reserves for obsolete, slow-moving, or non-salable inventory.

 2.8. Property and equipment

   Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the following estimated useful lives:

   Buildings..................................................... 39 to 40 years
   Machinery.....................................................  5 to 10 years
   Automobiles...................................................   4 to 7 years
   Furniture, fixtures and equipment.............................  3 to 16 years
   Computers and software........................................   3 to 5 years

 2.9. Goodwill

   The goodwill represents the excess of cost over the fair value of assets acquired and liabilities assumed related to the acquisitions by the Company. Goodwill is being amortized using the straight-line method over the life of the underlying assets, generally 5 years. Accumulated amortization of the goodwill for the years ended December 31, 1999 and 1998 was $25,857 and $12,578, respectively.

 2.10. Long-lived asset impairment

   The Company periodically reviews the recorded values of its long-lived assets and associated intangible assets to determine if future cash flows to be derived from these assets will be sufficient to recover the remaining recorded values. Recognition of asset impairment write downs has not had a material impact on the Company's financial statements for the years ended December 31, 1999 or 1998.

 2.11. Revenue recognition

   Sales are generally recognized upon shipment. Estimated costs for installation, warranty and other customer support obligations, which are considered significant, are accrued in the period that sales are recognized. Revenue related to services provided to customers outside the warranty period are generally recognized when the services are performed.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements. SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. Among other things, SAB 101 would result in a change from the established practice in many industries of recognizing revenue at the time of shipment of a system, and instead delay revenue recognition until the time of installation or customer acceptance. Because of the cyclical nature of the semiconductor equipment industry, and our dependence on a small number of comparatively large sales, a change in revenue recognition practices could have a material effect on revenue in any particular reporting period. Although the Company is not a U.S. reporting company, as a result of the proposed business combination with Mattson Technology, Inc. (See Note 17), we may be required to adopt SAB 101 in the future.

                          STEAG SEMICONDUCTOR DIVISION

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
   (all amounts in thousands of U.S. Dollars, except as otherwise indicated)


 2.12. Research and development

   All research and development costs are expensed as incurred. The Company's products include certain software applications. The costs to develop such software have not been capitalized as the Company believes its current software development process is essentially completed concurrent with the establishment of the technological feasibility of the software and/or development of the related hardware.

 2.13. Translation of foreign currencies

   Assets and liabilities of foreign subsidiaries are translated at current exchange rates, and revenues and expenses are translated at average exchange rates for the year into United States Dollars. The effects of these translation adjustments are reported as a component of accumulated other comprehensive income in shareholders' equity.

 2.14. Income taxes

   The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred tax liabilities and assets of the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

   See Note 14 for a description of the tax sharing arrangements.

 2.15. Financial instruments

   Financial instruments, including derivatives (especially currency futures), which are not designated as hedges of specific assets, liabilities, or firm commitments are marked to market and any resulting unrealized gains or losses are recognized as income. If there is a direct connection between a derivative financial instrument and an underlying transaction and derivative is so designated, a valuation unit is formed. Once allocated, gains and losses from these valuation units, which are used to manage interest rate and currency risks of identifiable assets, liabilities, or firm commitments, do not affect income until the underlying transaction is realized.

   The Company uses derivative financial instruments for hedging purposes. The contracts are discussed in Note 15 "Derivative financial instruments".

 2.16. Recently issued accounting standards

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. For a derivative not designated as a hedging instrument, changes in the fair value of the derivative are recognized in earnings in the period of change. This statement, as amended by SFAS 137, will be effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. Adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.

                          STEAG SEMICONDUCTOR DIVISION

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
   (all amounts in thousands of U.S. Dollars, except as otherwise indicated)

3. Inventories

   Inventories consist of:

                                                                  December 31,
                                                                 ---------------
                                                                  1999    1998
                                                                 ------- -------
   Raw materials................................................ $20,475 $17,788
   Work-in-process..............................................  16,832   7,371
   Finished goods...............................................   9,458  11,295
                                                                 ------- -------
                                                                 $46,765 $36,454
                                                                 ======= =======

   Inventories are shown net of reserves for obsolete, slow-moving, and non-salable inventory of $12,805 and $7,646 at December 31, 1999 and 1998, respectively.

4. Property and equipment

   Property, plant and equipment consist of:

                                                               December 31,
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
   Land..................................................... $    702  $    700
   Buildings................................................   10,732    10,823
   Leasehold improvements...................................    2,858        53
   Furniture, fixtures and equipment........................   46,076    39,538
   Construction in progress.................................    1,075        51
   Accumulated depreciation.................................  (27,795)  (22,105)
                                                             --------  --------
   Property, plant and equipment, net....................... $ 33,648  $ 29,060
                                                             ========  ========

   Depreciation expenses amounted to $12,253 and $7,263 for the years ended December 31, 1999 and 1998, respectively.

5. Short term borrowings and current portion of long term debt

   The Company entered into several credit agreements as listed below:

                                                                December 31,
                                                               ---------------
                                                                1999    1998
                                                               ------- -------
   Line of credit from STEAG.................................. $43,526 $36,970
   Loan from STEAG, expiration not before January 2000,
    LIBOR.....................................................   2,031     --
   Bank loans.................................................     666  13,650
                                                               ------- -------
                                                               $46,223 $50,620
                                                               ======= =======

   STEAG has granted a credit facility of $124,000 to the Company. Draws under the line of credit bear interest at LIBOR (3.87% and 3.21% on December 31, 1999 and 1998, respectively). This credit facility is negotiated with STEAG each year in February.

                          STEAG SEMICONDUCTOR DIVISION

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
   (all amounts in thousands of U.S. Dollars, except as otherwise indicated)


6. ACCOUNTS PAYABLE

   The Company acquires materials and supplies to be used in the production of goods or in conjunction with the providing of services from third parties and from related parties. The accounts payable are summarized below:

                                                                 December 31,
                                                                ---------------
                                                                 1999    1998
                                                                ------- -------
   Accounts payable--third parties............................. $22,134 $ 8,741
   Accounts payable--related parties...........................   5,402   9,886
                                                                ------- -------
                                                                $27,536 $18,627
                                                                ======= =======

7. ACCRUED LIABILITIES

   Accrued liabilities consist of the following:

                                                                 December 31,
                                                                ---------------
                                                                 1999    1998
                                                                ------- -------
   Warranty reserve............................................ $ 5,561 $ 6,094
   Product replacement reserve.................................   4,900      --
   Employee related liabilities:
     Compensated absence.......................................   1,483   1,032
     Employee bonus............................................   1,128     956
     Other.....................................................   2,351     798
   Accrued federal and state/local income tax..................     715   3,426
   Other accruals..............................................   8,258   8,404
                                                                ------- -------
                                                                $24,396 $20,710
                                                                ======= =======

8. LONG-TERM DEBT

   Long-term debt consists of the following:

                                                                  December 31,
                                                                 --------------
                                                                  1999    1998
                                                                 ------- ------
   Loan from STEAG: Expiration 2001, LIBOR...................... $ 3,100 $   --
   Expiration September 2001 or earlier, LIBOR..................   1,189  4,357
   Expiration December 2007, bearing interest 5.8%..............   2,225  2,965
   Expiration December 2001, bearing interest of 4.55%..........     605     --
   Expiration December 2001, bearing interest of 4.55%..........     795     --
   Expiration December 2001, LIBOR..............................   4,809     --
   Expiration December 2002, bearing interest of 4.0%...........   3,384     --
                                                                 ------- ------
                                                                 $16,107 $7,322
                                                                 ======= ======

   LIBOR on December 31, 1999 and 1998 amounted to 3.87% and 3.21%, respectively.

                          STEAG SEMICONDUCTOR DIVISION

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
   (all amounts in thousands of U.S. Dollars, except as otherwise indicated)


9. DISCONTINUED OPERATIONS

   On December 21, 1998, and amended March 9, 1999, STEAG Electronic Systems, Inc. entered into an asset purchase agreement with STEAG HamaTech USA, Inc. STEAG Electronic System, Inc.'s Mask/CD division net liabilities were sold to and the liabilities assumed by STEAG HamaTech USA, Inc. The amount of liabilities in excess of assets assumed by STEAG HamaTech USA, Inc. has been credited as capital contribution in the amount of $1,256 in 1998 as this represents a transaction between commonly controlled entities. The Mask/CD operations are reflected as discontinued operation in 1998. Mask/CD net revenues were $ 16,033 in 1998. Net liabilities of the Mask/CD division are excluded from the combined balance sheet as of December 31, 1998.

10. CONTINGENCIES

   In April 1997, Applied Materials, Inc. ("Applied Materials") initiated separate lawsuits in the Northern District of California against AST Elektronik GmbH (now known as STEAG RTP Systems GmbH) and AST Elektronik USA, Inc. (subsequently merged into STEAG Electronic Systems, Inc.), (collectively "AST") and AG Associates, Inc. (now known as STEAG RTP Systems, Inc.) ("AG"), alleging infringement of certain patents concerning rapid thermal processing technology. In October 1997, AST and AG each filed counterclaims alleging infringement by Applied Materials of patents concerning related technology. In addition, on August 5, 1998, AG filed a lawsuit in California against Applied Materials alleging infringement of another patent relating to rapid thermal processing technology and, on August 13, 1998, AG filed a lawsuit in Delaware against Applied Materials alleging infringement of two other patents concerning related technology. The Delaware case was subsequently transferred to California. Management believed Applied Materials' claims were without merit, and that the Company's claims against Applied Materials were meritorious.

   In February 1999, Applied Materials and AST resolved their dispute on mutually acceptable terms and conditions. In addition, in December 1999, Applied Materials and AG agreed on a stipulation of mutual dismissal without prejudice, whereby all current claims and contingencies are dismissed, each party having to bear its own and attorneys fees. The mutual dismissal was filed with the Northern District Court of California, San Jose Division. All such legal costs have been accrued by the Company as of December 31, 1999.

   There has been substantial litigation regarding patent and other intellectual property rights in the semiconductor industry. General Signal Corporation has made a claim against at least two manufacturers of cluster tools that has resulted in litigation to the effect that certain of their cluster tool technologies infringe on General Signal patents. In 1991, at the time that General Signal first raised patent claims in the cluster tool area, the predecessor to STEAG RTP Systems Inc. joined with six major manufacturers of semiconductor process tool equipment in forming an "Ad Hoc Committee for Defense against General Signal Cluster Tool Patents" (the "Ad Hoc Committee"). Based in part on an opinion of patent counsel, the members of the Ad Hoc Committee notified General Signal that the member companies were of the opinion that the General Signal patents were invalid based on (a) prior art, (b) inequitable conduct before the Patent & Trademark Office and (c) estoppel as a result of General Signal's activities in establishing standards for cluster tools and interfaces within the semiconductor industry. The Company believes that the position taken by the Ad Hoc Committee remains valid. Based upon a review of the subject patents, the Company believes, based on advice from outside patent counsel, that the subject patents are invalid or, if somehow found to be valid, that the Company's cluster tool technology does not infringe. In 1997, the General Signal Patents were acquired by Applied Materials. One of the patents has expired.

                          STEAG SEMICONDUCTOR DIVISION

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
   (all amounts in thousands of U.S. Dollars, except as otherwise indicated)


   On December 12, 1997, a jury in Delaware district court found that STEAG Electronic Systems, Inc., Austin, Texas, USA, had willfully infringed upon a patent held by CFM Technologies, Inc. ("CFM"). STEAG Electronic Systems, Inc. reserved an amount sufficient to cover damages of $ 3.1 million plus attorneys' fees and certain reserves for assets related to the technology. In early 1998, STEAG Electronic Systems, Inc. appealed the jury verdict to the Federal Circuit Court. In May 1999, the Federal appeals court remanded the case back to the District Court for further consideration of the jury's findings. In November 1999, the District Court reaffirmed its earlier ruling. STEAG Electronic Systems, Inc. appealed this District Court ruling once again to the Federal Circuit Court, and also requested that the injunction issued in the initial jury trial be stayed. In January 2000, the Federal Appeals Court issued a ruling that did not grant the stay motion. The lawsuit has subsequently been settled. As part of the settlement, STEAG Electronic Systems, Inc. was not required to pay any damages to CFM. Additionally, as part of the settlement, STEAG entered into a patent license agreement with CFM (see Note 11).

   From time to time, the Company may receive or initiate claims or inquiries against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. Such claims or inquiries may result in litigation and could result in significant expense to the Company and divert the effort of the Company's technical and management personnel from other tasks, whether or not such claims or inquiries are determined in favor of the Company. In the event of an adverse ruling in any such litigation, the Company might be required to pay substantial damages, cease the manufacture, use and sale of infringing products, discontinue the use of certain processes or expend significant resources to develop non-infringing technology or obtain licenses to the infringing technology.

11. COMMITMENTS

   On June 27, 2000, in connection with its strategic business combination agreement to sell the STEAG Semiconductor Division to Mattson Technology, Inc. ("Mattson") (see note 17) and the settlement of its patent litigation with CFM, STEAG entered an interim patent license agreement with CFM, pursuant to which CFM granted the Company a non-exclusive, non-transferable worldwide license to certain patent rights with respect to drying technologies and wet bench products (including U.S. Patent No. 4,911,761).

   Under the terms of the license agreement, STEAG is required to pay CFM royalties on net sales in the United States both for stand-alone dryers and dryer modules, and for wet processing systems that include dryers. In the event the strategic business combination agreement and the CFM merger agreement are terminated due to CFM's failure to obtain shareholders' approval or due to a Mattson material adverse effect, the royalty payments will be permanently reduced by 50%. STEAG's obligation to pay royalties terminates upon expiration or a final, non-appealable judicial determination of unenforceability or invalidity of U.S. Patent No. 4,911,761 or if the strategic business combination agreement and the CFM merger agreement are terminated under certain circumstances involving voluntary termination or intentional breach by CFM. In the event that the strategic business combination agreement is terminated voluntarily by STEAG under certain circumstances or by Mattson due to certain breaches by STEAG, STEAG is required to pay to CFM a one-time lump sum royalty payment and all other royalty payments will cease. Due to uncertainty management has not recorded an accrual for the potential one-time lump sum royalty.

   The license agreement terminates (i) when the last of the licensed patents expires or is determined to be unenforceable by a final, non-appealable court judgment, (ii) upon termination of the strategic business combination agreement resulting from certain intentional breaches by STEAG, or (iii) if, within 24 months after the strategic business combination agreement and the CFM merger agreement are terminated under certain circumstances, Mattson and STEAG enter into a similar transaction including STEAG's wet processing

                         STEAG SEMICONDUCTOR DIVISION

                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
   (all amounts in thousands of U.S. Dollars, except as otherwise indicated)

business but not involving CFM (unless CFM has entered into an alternative transaction prior to such new transaction between Mattson and STEAG).

12. LEASES

   Future minimum annual non-cancelable operating lease commitments at December 31, 1999 are as follows:

     2000                                                               $ 4,859
     2001                                                                 4,749
     2002                                                                 3,613
     2003                                                                 1,820
     2004                                                                 1,576
     2005 and thereafter...............................................   4,582
                                                                        -------
       Total minimum lease payments.................................... $21,199
                                                                        =======

   Rent expense for operating leases for the years ended December 31, 1999 and 1998 was $4,395 and $2,429, respectively.

13. SHAREHOLDERS' EQUITY

   Shareholders' equity comprises the net investment of STEAG in the STEAG Semiconductor Division.

   STEAG acquired 100% of STEAG RTP Systems, Inc. under the agreement and plan of merger of January 18, 1999 between STEAG, MIG Acquisition Corporation and STEAG RTP Systems, Inc. Pursuant to the merger agreement, the stock option plan for the directors was terminated. The employee stock option plan was terminated by agreements with each employee. Each employee's vested options were replaced by a stay bonus, which became due twelve months after the effective date (March 2000). The amount was limited to an aggregate amount of $2,040. An accrual amounting to $1.2 million was set-up as of December 31, 1999 and was paid in March and April 2000.

   Ownership of 25% of STEAG CVD Systems Ltd. is held by STEAG RTP Systems, Inc. STEAG acquired directly the additional 75% of STEAG CVD Systems Ltd. under the share purchase agreement of January 15, 1999 between STEAG, Clal Electronics Industries and additional holders of preferred shares. The employee stock option plan was terminated by agreements with each employee. The options (authorized and vested) were replaced by a stay bonus, which was due in three portions, to be paid by STEAG. The portion due at the closing and after the first anniversary of the closing have already been paid. The third portion is due at the second anniversary of the closing, which took place on March 23, 1999. Depending on the employees still employed in March 2001, there will be an amount to be paid of up to $680.

   Furthermore, STEAG paid $282 into an escrow account as an additional cash stay bonus. Only certain key employees are entitled to this bonus. The payments are due according to the regular stay bonus. If there is money left after the second anniversary, it will be paid to the sellers and to the general manager of STEAG CVD Systems Ltd.

   The capital contributions in the amount of $5,895 and $9,067 in 1999 and 1998 result from the profit and loss absorption agreement ($5,895 and $7,895 in 1999 and 1998, respectively) with STEAG (reference is made to Note 14 "Income taxes") including the reimbursement of discontinued operations by STEAG (reference is made to Note 9 "Discontinued operations").

                          STEAG SEMICONDUCTOR DIVISION

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
   (all amounts in thousands of U.S. Dollars, except as otherwise indicated)


14. INCOME TAXES

   The pre-tax income (loss) of the Company is as follows:

                                                              December 31,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
     Germany............................................... $(26,918) $(20,559)
     Foreign...............................................  (30,354)   (9,306)
                                                            --------  --------
                                                            $(57,272) $(29,865)
                                                            ========  ========

   The provision (benefits) for taxes on earnings consists of:

                                                              December 31,
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
   Current:
     Germany............................................... $    113  $  5,272
     Foreign...............................................       78    (1,002)
                                                            --------  --------
                                                                 191     4,270
   Deferred:
     Tax benefit...........................................   (8,699)   (4,897)
     Valuation allowance...................................    8,298     2,341
     Tax benefit from tax sharing..........................   (5,600)   (8,828)
                                                            --------  --------
                                                              (6,001)  (11,384)
                                                            --------  --------
   Total tax benefit....................................... $ (5,810) $ (7,114)
                                                            ========  ========
   Deferred tax assets:
     Net operating loss carry-forward...................... $ 31,705  $  1,468
     Accruals and other reserves...........................    5,469       883
     Depreciation..........................................      701        --
     Inventory.............................................      997       490
     General business credits..............................    2,490        --
     Non-current--accrued warranty.........................      473       568
     Valuation allowance...................................  (41,835)   (3,409)
                                                            --------  --------
       Total deferred tax assets........................... $     --  $     --
                                                            ========  ========

   STEAG RTP Systems GmbH and STEAG MicroTech GmbH entered into a profit and loss absorption agreement with their parent company, STEAG. As part of this agreement, STEAG RTP Systems GmbH and STEAG MicroTech GmbH formed a tax sharing unity with STEAG. As a consequence thereof no separate tax returns are prepared for those entities but a consolidated tax return is filed at the STEAG level.

   Income and losses incurred by STEAG RTP Systems GmbH and STEAG MicroTech GmbH are used at the STEAG level. STEAG charges or reimburses STEAG RTP Systems GmbH and STEAG MicroTech GmbH for the use of their taxable income or loss, respectively, using the separate return method to calculate the charged or reimbursed tax amount. In addition, STEAG charges or reimburses STEAG RTP Systems GmbH and STEAG MicroTech GmbH for the remaining part of the income or loss, respectively. The net operating losses were $11,496 and $16,724 in 1999 and 1998, respectively. Using a tax rate of 49% and 53% (corporate income tax plus trade tax) in 1999 and 1998, the tax benefit for the Company amounts to $5,600 and $8,828 in 1999 and 1998, respectively.

                          STEAG SEMICONDUCTOR DIVISION

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
   (all amounts in thousands of U.S. Dollars, except as otherwise indicated)


   Realization of the tax benefit related to the Company's deferred tax assets is dependent upon the generation of future taxable income. Due to significant net losses incurred through December 31, 1999 and uncertainty surrounding the utilization of deferred tax assets, management has evaluated its deferred tax assets and provided a full valuation allowance at December 31, 1999 and 1998.

   The net operating loss carry-forwards expire on various dates through the year 2019. At December 31, 1999, the Company also had general business credits for income tax purposes of $2,490, available to offset future taxable income. The credits expire on various dates through the year 2018. The extent to which the loss and the credit carryforward can be used to offset future taxable income and tax liabilities, respectively, may be limited depending on the extent of ownership change within any three-year period.

   In 1999, retained corporate income in Germany is initially subject to a federal corporation income tax of 40 percent (1998: 45 percent). Effective January 1, 1995 a solidarity surcharge of 7.5 percent on the federal corporate tax rate was introduced which was reduced to 5.5 percent, effective as of January 1, 1998. Upon distribution of retained earnings to stockholders, the corporate tax rate on the distributed earnings is adjusted to 30 percent through the receipt of a refund for taxes previously paid in excess of 30 percent on income. This refund is passed on to stockholders resident in Germany through a gross up of the dividend from the corporation.

15. DERIVATIVE FINANCIAL INSTRUMENTS

   One of the results of the international business activities of the Company is the settlement of numerous orders in foreign currency, which, because of the changes in foreign currency exchange rates, has a direct impact on the results of operations and financial position of the Company. In order to limit these risks, the Company enters into forward contracts as hedging instruments. This serves only to secure receivables in foreign currency and is not for speculation or trading purposes.

   The nominal and fair values of the forward contracts as of the respective balance sheet dates are as follows:

                                                                  December 31,
                                                                 ---------------
                                                                  1999    1998
                                                                 ------- -------
   Nominal value................................................ $52,928 $29,752
   Fair value................................................... $56,018 $30,065

16. RELATED PARTY TRANSACTIONS

   The following is a summary of the transactions between the Company, STEAG and the Company's affiliates included in the financial statements for the years ended December 31:

                                                                   1999   1998
                                                                  ------ ------
   Purchases from affiliates..................................... $1,830 $  754
   Sales to affiliates...........................................    781     86
   Rental payments to affiliated parties.........................  1,924  1,724
   Insurance premiums to affiliates..............................    576    609
   Patent services from affiliates...............................    207    110
   Interest expense to affiliates................................  4,001  2,880
   Services concerning labor and environmental safety............     23     --

                          STEAG SEMICONDUCTOR DIVISION

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
   (all amounts in thousands of U.S. Dollars, except as otherwise indicated)


   Purchases from and sales to affiliates relate to subassemblies that are manufactured by STEAG Electronic Systems spol. sr.o, a Slovak Republic based subsidiary of STEAG which is not part of the STEAG Semiconductor Division. STEAG AG, the parent company of STEAG, provides certain patent skeleton and several agreements for insurances for the Company. Additionally, the Company makes use of insurance services provided by RAG Versicherungs-Dienst GmbH, an affiliate of RAG Aktiengesellschaft which is the parent company of STEAG AG. Facilities in Dornstadt and Pliezhausen are leased from STEAG Walsum Immobilien AG, a subsidiary of STEAG AG.

   The Company leases real estate from related parties. Future minimum annual operating lease commitments at December 31, 1999 are as follows:

   2000................................................................ $ 2,019
   2001................................................................   2,019
   2002................................................................   1,576
   2003................................................................   1,576
   2004................................................................   1,576
   2005................................................................   4,582
                                                                        -------
   Total minimum lease payments........................................ $13,348
                                                                        =======

   The amounts are included in the minimum lease payments in Note 12 "Leases".

17. SUBSEQUENT EVENTS (UNAUDITED)

   Effective in February 2000, STEAG acquired all of the shares of CuTek Research, Inc., San Jose, USA, for a purchase price of $15,400. CuTek Research, Inc. was subsequently renamed STEAG CuTek, Inc. Currently, STEAG CuTek is primarily engaged in the development and marketing of electroplating equipment for depositing copper and other conductive films.

   On June 27, 2000, STEAG and Mattson entered into a strategic business combination agreement. STEAG will transfer ownership of all of its subsidiaries comprising the STEAG Semiconductor Division to Mattson. In exchange, STEAG will receive 11,850,000 shares of Mattson common stock. As a result of the transaction, and the CFM Merger described below, STEAG will hold approximately 32% of the outstanding Mattson common stock. The closing is planned to occur on or about January 1, 2001.

   On June 27, 2000 Mattson also entered into an agreement and plan of merger with CFM Technologies, Inc. ("CFM"). Mattson is to acquire CFM in a stock-for-stock merger in which Mattson will issue 0.5223 shares of its common stock for each share of CFM stock outstanding at the closing. In addition, Mattson will assume all outstanding CFM stock options, based on the same exchange ratio. The business combination with STEAG and the merger with CFM are each conditioned upon the closing of the other.

   Simultaneously, STEAG and STEAG Electronic Systems, Inc. entered into a settlement agreement with CFM with respect to the patent litigation and STEAG, CFM and CFMT, Inc. entered into a license agreement (reference is made to Note 11 "Commitments"). STEAG Electronic Systems, Inc. withdrew the pending appeal with respect to the patent litigation and STEAG agreed to cause the withdrawal or termination of five invalidity lawsuits against the foreign counterpart patents of the CFM 761 patent.

                          STEAG SEMICONDUCTOR DIVISION

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
   (all amounts in thousands of U.S. Dollars, except as otherwise indicated)


18. Debt to equity conversion

   Effective June 30, 2000, STEAG has increased its investment in the STEAG Semiconductor Division in accordance with the above mentioned strategic business combination agreement between STEAG and Mattson Technology Inc. by a capital contribution in kind. The capital increase amounted to $100.9 million and was made by a conversion of intercompany loans to equity.

                                                                      Debt to
                                                                     additional
                                                                      paid-in
                                                                      capital
                                                                     ----------
   STEAG MicroTech GmbH, Pliezhausen, Germany.......................  $ 38,657
   STEAG Electronic Systems Inc., Austin, USA.......................     4,800
   STEAG RTP Systems GmbH, Dornstadt, Germany.......................    27,180
   STEAG RTP Systems Inc., San Jose, USA............................    17,400
   STEAG CVD Systems Ltd., Migdal Ha'Emek, Israel...................     7,000
   STEAG Electronic Systems South East Asia Pte. Ltd., Singapore....     4,454
   STEAG Electronic Systems Korea Ltd., Seoul, Korea................       759
   STEAG Electronic Systems UK Ltd., Renfrew, UK....................       724
                                                                      --------
     Total..........................................................  $100,974
                                                                      ========

                          STEAG SEMICONDUCTOR DIVISION

                            COMBINED BALANCE SHEETS
                                 (in thousands)
                                  (unaudited)

                                                                June 30,
                                                            ------------------
                                                              2000      1999
                                                            --------  --------
                          ASSETS
                          ------

Current Assets:
  Cash and cash equivalents................................ $ 23,992  $  7,017
  Accounts and notes receivable, net.......................   74,932    41,165
  Receivables from related parties.........................      288       376
  Notes and other receivables..............................    2,214       182
  Inventories..............................................   66,510    47,422
  Prepaid expenses and other...............................   10,385     4,321
                                                            --------  --------
    Total current assets...................................  178,321   100,483
  Net property, plant and equipment........................   29,859    36,938
  Intangible assets and deferred charges, less accumulated
   amortization............................................    1,033       833
  Goodwill, net of accumulated amortization................   50,505    50,892
  Other non current assets, net of accumulated
   amortization............................................    1,001       668
                                                            --------  --------
                                                            $260,719  $189,814
                                                            ========  ========

           LIABILITIES AND SHAREHOLDER'S EQUITY
           ------------------------------------

Current Liabilities:
  Current portion of long-term debt and short term
   borrowings.............................................. $  7,481  $ 22,079
  Accounts payable.........................................   22,642    46,782
  Accrued liabilities......................................   33,788    26,541
  Other current liabilities................................    6,464     1,679
                                                            --------  --------
    Total current liabilities..............................   70,375    97,081
                                                            --------  --------
  Long-term debt...........................................    1,034    13,388
  Loans from shareholders and other non current
   liabilities.............................................      --     10,719
                                                            --------  --------
    Total liabilities......................................   71,409   121,188
                                                            --------  --------
Shareholder's equity:
  Subscribed capital/common stock..........................   82,100    53,715
  Additional paid-in capital...............................  186,829    64,961
  Accumulated other comprehensive income (loss)............   (3,392)   (1,478)
  Retained earnings (deficit)..............................  (76,227)  (48,572)
                                                            --------  --------
    Total shareholders' equity.............................  189,310    68,626
                                                            --------  --------
                                                            $260,719  $189,814
                                                            ========  ========

   The accompanying notes are an integral part of these financial statements.

                          STEAG SEMICONDUCTOR DIVISION

                       COMBINED STATEMENTS OF OPERATIONS
                                 (in thousands)
                                  (unaudited)

                                                            Six months ended
                                                                June 30,
                                                            ------------------
                                                              2000      1999
                                                            --------  --------
Net sales.................................................. $115,271  $ 56,000
Cost of sales..............................................   58,308    38,486
                                                            --------  --------
Gross profit...............................................   56,963    17,514
                                                            --------  --------
Operating expenses:
  Research, development and engineering....................   20,629    16,299
  Selling, general and administrative......................   34,372    25,676
  Goodwill amortization....................................    8,210     6,302
                                                            --------  --------
    Total operating expenses...............................   63,211    48,277
                                                            --------  --------
Operating income (loss)....................................   (6,248)  (30,763)
Interest income............................................      215       130
Interest expense...........................................   (2,656)   (1,906)
Other income (expense).....................................    1,041    (2,179)
                                                            --------  --------
Loss before income taxes...................................   (7,648)  (34,718)
Income tax provision (benefit).............................    3,202       (62)
                                                            --------  --------
Net loss from continuing operations........................ $(10,850) $(34,656)
                                                            ========  ========


   The accompanying notes are an integral part of these financial statements.

                          STEAG SEMICONDUCTOR DIVISION

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (in thousands)
                                  (unaudited)

                                                           Six months ended
                                                               June 30,
                                                           ------------------
                                                             2000      1999
                                                           --------  --------
Cash flows from operating activities:
  Net loss................................................ $(10,850) $(34,656)
  Reconciliation to net cash provided (used in) operating
   activities:
    Depreciation and amortization.........................   12,287    12,993
    Gain on disposal of fixed assets......................     (192)     (113)
    Deferred income taxes.................................
  Other changes in net cash from operating assets and
   liabilities............................................
    Accounts receivables..................................  (18,838)     (528)
    Inventories...........................................  (18,060)   (4,333)
    Prepaid expenses and other assets.....................   (6,335)       (2)
    Accounts payable......................................   (4,019)   24,022
    Accrued liabilities...................................   10,518     3,020
    Other current liabilities.............................    4,916    (1,268)
                                                           --------  --------
      Net cash used in operating activities...............  (30,573)     (865)
                                                           --------  --------
Cash flows from investing activities:
  Acquisition of businesses, net of cash acquired.........  (14,740)  (50,192)
  Capital expenditures....................................   (2,931)   (3,656)
  Proceeds from sales of equipment........................    1,063       431
                                                           --------  --------
      Net cash used in investing activities...............  (16,608)  (53,417)
                                                           --------  --------
Cash flows from financing activities:
  Increase (decrease) of
    Short term borrowings.................................   45,940   (32,431)
    Borrowings from stockholders..........................    2,055     3,897
    Other long term liabilities...........................   (2,166)   11,608
  Capital increase........................................   15,438    62,411
                                                           --------  --------
      Net cash provided by financing activities...........   61,267    45,485
                                                           --------  --------
Effect of foreign exchange rate changes on cash and cash
 equivalents..............................................     (275)     (136)
                                                           --------  --------
Net increase (decrease) in cash and cash equivalents......   13,811    (8,933)
Cash and cash equivalents at beginning of period..........   10,181    15,950
                                                           --------  --------
Cash cash and equivalents at end of period................ $ 23,992  $  7,017
                                                           ========  ========
Supplemental schedule of noncash investing and financing
 activities:
  Conversion of debt to equity............................  100,974        --
                                                           ========  ========
Supplemental disclosure of cash flow information:
  Cash paid for interest..................................    1,720     1,533
                                                           ========  ========
  Cash paid for income taxes..............................    3,202        49
                                                           ========  ========

    The accompanying notes are an integral part of these combined financial statements.

                          STEAG SEMICONDUCTOR DIVISION

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS
                FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999
   (all amounts in thousands of U.S. Dollars, except as otherwise indicated)
                                  (unaudited)

1. ORGANIZATION, PURPOSE AND BASIS OF PRESENTATION

 1.1. Organization

   The combined financial statements of the STEAG semiconductor equipment division (the "STEAG Semiconductor Division" or the "Company") include the accounts of certain direct and indirect wholly-owned subsidiaries of STEAG Electronic Systems AG, Essen, Germany (STEAG). The STEAG subsidiaries included in this combination are STEAG MicroTech GmbH, Pliezhausen, Germany; STEAG Electronic Systems Inc., Austin, USA; STEAG RTP Systems GmbH, Dornstadt, Germany; STEAG Electronic Systems Korea Ltd., Seoul, Korea; STEAG Electronic Systems Japan Co., Kawasaki, Japan; STEAG Electronic Systems UK Ltd., Renfrew, UK and STEAG Electronic Systems South East Asia Pte. Ltd., Singapore, for both six months periods reported herein.

   Effective March 1, 1999, STEAG purchased 100 percent of STEAG RTP Systems Inc., San Jose, USA (formerly AG Associates, Inc.). Effective January 1, 1999, STEAG purchased STEAG CVD Systems Ltd., Migdal Ha'Emek, Israel (formerly AG Associates (Israel) Ltd.). The purchase prices amounted to $ 35.2 million and $
22.8 million, respectively. Effective February 2000, STEAG acquired CuTek Research, Inc., San Jose, USA, for a purchase price of $ 15.4 million. CuTek Research, Inc. was subsequently renamed STEAG CuTek, Inc. The acquisitions were accounted for using the purchase method.

   The results of operations and their respective assets and liabilities were combined in the financial statements of the Company since the respective acquisition dates. The goodwill for these companies was accounted for using the push down method, resulting in an increase in goodwill of $ 51.9 million. Goodwill is amortized on a straight line basis over five years.

   The Company develops, manufactures, markets and supports fabrication equipment for the worldwide semiconductor and wafer manufacturing industry. The Company's products include advanced rapid thermal processing (RTP), wet processing, chemical vapor deposition (CVD) and copper plating equipment used in the manufacture of integrated circuits. The Company has manufacturing facilities in the United States, Germany and Israel and sells its products primarily through a direct sales force and wholly-owned sales and service subsidiaries.

 1.2. Purpose and basis of presentation

   Solely for purposes of this presentation, these combined financial statements have been prepared as if the above mentioned wholly-owned subsidiaries of STEAG were combined into one reporting entity. The purchase price paid by STEAG for the acquisition of each entity has been pushed down. The portion of the purchase price not allocated to assets or liabilities has been recorded as goodwill.

   The accompanying unaudited condensed combined financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

   The financial statements should be read in conjunction with the audited financial statements included in the STEAG Semiconductor Division Combined Financial Statements for the years ended December 31, 1999 and 1998.

                          STEAG SEMICONDUCTOR DIVISION

                FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999
   (all amounts in thousands of U.S. Dollars, except as otherwise indicated)


   The results of operations for the six months ended June 30, 2000 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2000.

   The statements are presented in thousands of U.S. Dollars translated from different local currencies.

2. INVENTORIES

   Inventories consist of:

                                                                    June 30,
                                                                 ---------------
                                                                  1999    1998
                                                                 ------- -------
   Raw materials................................................ $18,616 $21,008
   Work-in-process..............................................  24,662  12,987
   Finished goods...............................................  23,231  13,427
                                                                 ------- -------
                                                                 $66,510 $47,422
                                                                 ======= =======

   Inventories are shown net of reserves for obsolete, slow-moving, and non-salable inventory.

3. ACCRUED LIABILITIES

   Accrued liabilities consist of the following:

                                                                   June 30,
                                                                ---------------
                                                                 2000    1999
                                                                ------- -------
   Warranty reserve............................................ $ 7,390 $ 6,306
   Accrued compensation and benefits...........................   3,941   5,678
   Accrued federal and state/local income tax..................   4,063     898
   Other accruals..............................................  18,394  13,659
                                                                ------- -------
                                                                $33,788 $26,541
                                                                ======= =======

4. DEBT TO EQUITY CONVERSION

   Effective June 30, 2000, STEAG has increased its investment in the STEAG Semiconductor Division by a capital contribution in kind. The capital increase amounted to $100.9 million and was made by a conversion of intercompany loans to equity. The capital increase consists of:

                                                                      Debt to
                                                                     additional
                                                                      paid-in
                                                                      capital
                                                                     ----------
   STEAG MicroTech GmbH, Pliezhausen, Germany.......................  $ 38,657
   STEAG Electronic Systems Inc., Austin, USA.......................     4,800
   STEAG RTP Systems GmbH, Dornstadt, Germany.......................    27,180
   STEAG RTP Systems Inc., San Jose, USA............................    17,400
   STEAG CVD Systems Ltd., Migdal Ha'Emek, Israel...................     7,000
   STEAG Electronic Systems South East Asia Pte. Ltd., Singapore....     4,454
   STEAG Electronic Systems Korea Ltd., Seoul, Korea................       759
   STEAG Electronic Systems UK Ltd., Renfrew, UK....................       724
                                                                      --------
     Total..........................................................  $100,974
                                                                      ========

                          STEAG SEMICONDUCTOR DIVISION

                FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999
   (all amounts in thousands of U.S. Dollars, except as otherwise indicated)


5. CONTINGENCIES

   In April 1997, Applied Materials, Inc. ("Applied Materials") initiated separate lawsuits in the Northern District of California against AST Elektronik GmbH (now known as STEAG RTP Systems GmbH) and AST Elektronik U.S.A, Inc. (subsequently merged into STEAG Electronic Systems, Inc.) (collectively "AST") and AG Associates, Inc. (now known as STEAG RTP Systems, Inc.) ("AG"), alleging infringement of certain patents concerning rapid thermal processing technology. In October 1997, AST and AG each filed counterclaims alleging infringement by Applied Materials of patents concerning related technology. In addition, on August 5, 1998, AG filed a lawsuit in California against Applied Materials alleging infringement of another patent relating to rapid thermal processing technology and, on August 13, 1998, AG filed a lawsuit in Delaware against Applied Materials alleging infringement of two other patents concerning related technology. The Delaware case was subsequently transferred to California. Management believed Applied Materials' claims were without merit, and that the Company's claims against Applied Materials were meritorious.

   In February 1999, Applied Materials and AST resolved their dispute on mutually acceptable terms and conditions. In addition, in December 1999, Applied Materials and AG agreed on a stipulation of mutual dismissal without prejudice, whereby all current claims and contingencies are dismissed, each party having to bear its own and attorneys fees. The mutual dismissal was filed with the Northern District Court of California, San Jose Division. All such legal costs have been accrued by the Company as of December 31, 1999.

   There has been substantial litigation regarding patent and other intellectual property rights in the semiconductor industry. General Signal Corporation has made a claim against at least two manufacturers of cluster tools that has resulted in litigation to the effect that certain of their cluster tool technologies infringe on General Signal patents. In 1991, at the time that General Signal first raised patent claims in the cluster tool area, the predecessor to STEAG RTP Systems Inc. joined with six major manufacturers of semiconductor process tool equipment in forming an "Ad Hoc Committee for Defense against General Signal Cluster Tool Patents" (the "Ad Hoc Committee"). Based in part on an opinion of patent counsel, the members of the Ad Hoc Committee notified General Signal that the member companies were of the opinion that the General Signal patents were invalid based on (a) prior art, (b) inequitable conduct before the Patent & Trademark Office and (c) estoppel as a result of General Signal's activities in establishing standards for cluster tools and interfaces within the semiconductor industry. The Company believes that the position taken by the Ad Hoc Committee remains valid. Based upon a review of the subject patents, the Company believes, based on advice from outside patent counsel, that the subject patents are invalid or, if somehow found to be valid, that the Company's cluster tool technology does not infringe. In 1997, the General Signal Patents were acquired by Applied Materials. One of the patents has expired.

   On December 12, 1997, a jury in Delaware district court found that STEAG Electronic Systems, Inc., Austin, Texas, USA, had willfully infringed upon a patent held by CFM Technologies, Inc. ("CFM"). STEAG Electronic Systems, Inc. reserved an amount sufficient to cover damages of $ 3.1 million plus attorneys' fees and certain reserves for assets related to the technology. In early 1998, STEAG Electronic Systems, Inc. appealed the jury verdict to the Federal Circuit Court. In May 1999, the Federal appeals court remanded the case back to the District Court for further consideration of the jury's findings. In November 1999, the District Court reaffirmed its earlier ruling. STEAG Electronic Systems, Inc. appealed this District Court ruling once again to the Federal Circuit Court, and also requested that the injunction issued in the initial jury trial be stayed. In January 2000, the Federal Appeals Court issued a ruling that did not grant the stay motion. The lawsuit has subsequently been settled. As part of the settlement, STEAG Electronic Systems, Inc. was not required to pay any damages to CFM. Additionally, as part of the settlement, STEAG entered into a patent license agreement with CFM (See Note 6).

                          STEAG SEMICONDUCTOR DIVISION

                FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999
   (all amounts in thousands of U.S. Dollars, except as otherwise indicated)


   From time to time, the Company may receive or initiate claims or inquiries against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. Such claims or inquiries may result in litigation and could result in significant expense to the Company and divert the effort of the Company's technical and management personnel from other tasks, whether or not such claims or inquiries are determined in favor of the Company. In the event of an adverse ruling in any such litigation, the Company might be required to pay substantial damages, cease the manufacture, use and sale of infringing products, discontinue the use of certain processes or expend significant resources to develop non-infringing technology or obtain licenses to the infringing technology.

6. COMMITMENTS

   On June 27, 2000, in connection with its strategic business combination agreement to sell the STEAG Semiconductor Division to Mattson Technology, Inc. ("Mattson") (see note 8) and the settlement of its patent litigation with CFM, STEAG entered an interim patent license agreement with CFM, pursuant to which CFM granted the Company a non-exclusive, non-transferable worldwide license to certain patent rights with respect to drying technologies and wet bench products (including U.S. Patent No. 4,911,761).

   Under the terms of the license agreement, STEAG is required to pay CFM royalties on net sales in the United States both for stand-alone dryers and dryer modules, and for wet processing systems that include dryers. In the event the strategic business combination agreement and the CFM merger agreement are terminated due to CFM's failure to obtain shareholders' approval or due to a Mattson material adverse effect, the royalty payments will be permanently reduced by 50%. STEAG's obligation to pay royalties terminates upon expiration or a final, non-appealable judicial determination of unenforceability or invalidity of U.S. Patent No. 4,911,761 or if the strategic business combination agreement and the CFM merger agreement are terminated under certain circumstances involving voluntary termination or intentional breach by CFM. In the event that the strategic business combination agreement is terminated voluntarily by STEAG under certain circumstances or by Mattson due to certain breaches by STEAG, STEAG is required to pay to CFM a one-time lump sum royalty payment and all other royalty payments will cease. Due to uncertainty management has not recorded an accrual for the potential one-time lump sum royalty.

   The license agreement terminates (i) when the last of the licensed patents expires or is determined to be unenforceable by a final, non-appealable court judgment, (ii) upon termination of the strategic business combination agreement resulting from certain intentional breaches by STEAG, or (iii) if, within 24 months after the strategic business combination agreement and the CFM merger agreement are terminated under certain circumstances, Mattson and STEAG enter into a similar transaction including STEAG's wet processing business but not involving CFM (unless CFM has entered into an alternative transaction prior to such new transaction between Mattson and STEAG).

7. SHAREHOLDERS' EQUITY

   Shareholders' equity comprises the net investment of STEAG in the STEAG Semiconductor Division.

   The capital increase in 2000 results mainly from a debt to equity conversion (see note 4) and one capital contribution in kind in the amount of $25.5 million.

   Furthermore equity was increased in the amount of $15.4 million for the purchase of STEAG CuTek Inc. (push down of the purchase price).

                          STEAG SEMICONDUCTOR DIVISION

                FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999
   (all amounts in thousands of U.S. Dollars, except as otherwise indicated)


8. IMPORTANT EVENTS

   On June 27, 2000, STEAG and Mattson entered into a strategic business combination agreement. STEAG will transfer ownership of all of its subsidiaries comprising the STEAG Semiconductor Division to Mattson. In exchange, STEAG will receive 11,850,000 shares of Mattson common stock. As a result of the business combination and the CFM merger described below, STEAG will hold approximately 32% of the outstanding Mattson common stock. The closing is planned to occur on or about January 1, 2001.

   On June 27, 2000 Mattson also entered into an agreement and plan of merger with CFM. Mattson is to acquire CFM in a stock-for-stock merger in which Mattson will issue 0.5223 shares of its common stock for each share of CFM stock outstanding at the closing. In addition, Mattson will assume all outstanding CFM stock options, based on the same exchange ratio. The business combination with STEAG and the merger with CFM are each conditioned upon the closing of the other.

   Simultaneously, STEAG and STEAG Electronic Systems, Inc. entered into a settlement agreement with CFM with respect to the patent litigation and STEAG, CFM, and CFMT, Inc. entered into a license agreement (reference is made to note 6 "Commitments"). STEAG Electronic Systems, Inc. withdrew the pending appeal with respect to the patent litigation and STEAG agreed to cause the withdrawal or termination of five invalidity lawsuits against the foreign counterpart patents of the CFM 761 patent.

                 CFM INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
AUDITED ANNUAL FINANCIAL STATEMENTS

  Report of Independent Public Accountants................................ F-57

  Consolidated Balance Sheets as of October 31, 1999 and 1998............. F-58

  Consolidated Statements of Operations for the years ended October 31,
   1999, 1998 and 1997.................................................... F-59

  Consolidated Statements of Shareholders' Equity for the years ended
   October 31, 1999, 1998 and 1997........................................ F-60

  Consolidated Statements of Cash Flows for the years ended October 31,
   1999, 1998 and 1997.................................................... F-61

  Notes to Consolidated Financial Statements.............................. F-62

UNAUDITED INTERIM FINANCIAL STATEMENTS

  Consolidated Balance Sheets (unaudited) as of July 31, 2000 and October
   31, 1999............................................................... F-75

  Consolidated Statements of Operations (unaudited) for the Three and Six months ended July 31, 2000 and 1999.................................... F-76

  Consolidated Statements of Cash Flows (unaudited) for the Nine months ended July 31, 2000 and 1999........................................... F-77

  Notes to Consolidated Financial Statements.............................. F-78

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To CFM Technologies, Inc.:

   We have audited the accompanying consolidated balance sheets of CFM Technologies, Inc. (a Pennsylvania corporation) and subsidiaries as of October 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CFM Technologies, Inc. and subsidiaries as of October 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1999, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Philadelphia, Pennsylvania
December 10, 1999

                    CFM TECHNOLOGIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                               October 31,
                                                             -----------------
                                                               1999     1998
                                                             --------  -------
                           ASSETS
                           ------
Current Assets:
  Cash and cash equivalents................................. $ 13,967  $31,649
  Short-term investments....................................   10,249    9,745
  Accounts receivable.......................................   14,826   14,040
  Inventories...............................................   17,039   13,657
  Prepaid expenses and other................................      796    3,209
  Deferred income taxes.....................................    1,958    1,811
                                                             --------  -------
    Total current assets....................................   58,835   74,111
                                                             --------  -------

Property, plant and equipment:
  Land......................................................      540      540
  Building and improvements.................................    5,932    5,981
  Machinery and equipment...................................   14,239    9,599
  Furniture and fixtures....................................    1,565    1,423
                                                             --------  -------
                                                               22,276   17,543
Less--Accumulated depreciation and amortization.............   (8,739)  (6,377)
                                                             --------  -------
Net property, plant and equipment...........................   13,537   11,166
                                                             --------  -------
Other assets................................................    9,714    4,536
                                                             --------  -------
                                                             $ 82,086  $89,813
                                                             ========  =======
            LIABILITIES AND SHAREHOLDERS' EQUITY
            ------------------------------------
Current Liabilities:
  Current portion of long-term debt......................... $    589  $   672
  Accounts payable..........................................    3,930    1,800
  Accrued expenses..........................................    9,246    7,373
                                                             --------  -------
    Total current liabilities...............................   13,765    9,845
                                                             --------  -------
Long-term debt..............................................    1,628    2,186
                                                             --------  -------
Commitments and contingencies (note 16)

Shareholders' equity:
  Preferred stock, no par value; 1,000,000 authorized
   shares; no shares issued or outstanding..................       --       --
  Common stock, no par value; 30,000,000 authorized shares;
   8,035,328 and 7,964,366 shares issued....................   81,495   81,033
Treasury stock, 223,100 and 96,200 shares at cost...........   (1,858)    (762)
Deferred compensation.......................................      (23)     (47)
Retained earnings (deficit).................................  (12,921)  (2,442)
                                                             --------  -------
    Total shareholders' equity..............................   66,693   77,782
                                                             --------  -------
                                                             $ 82,086  $89,813
                                                             ========  =======

   The accompanying notes are an integral part of these financial statements.

                    CFM TECHNOLOGIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands except for per-share data)

                                                   Year Ended October 31,
                                                  ---------------------------
                                                    1999      1998     1997
                                                  --------  --------  -------
Net sales........................................ $ 31,563  $ 33,155  $75,772
Cost of sales....................................   20,997    24,426   40,072
                                                  --------  --------  -------
Gross profit.....................................   10,566     8,729   35,700
                                                  --------  --------  -------
Operating expenses:
  Research, development and engineering..........   10,040    11,496    9,334
  Selling, general and administrative............   17,812    17,568   19,360
                                                  --------  --------  -------
    Total operating expenses.....................   27,852    29,064   28,694
                                                  --------  --------  -------
Operating income (loss)..........................  (17,286)  (20,335)   7,006
Interest (income)................................   (1,658)   (2,048)  (2,163)
Interest expense.................................      249       242      281
                                                  --------  --------  -------
Income (loss) before income taxes................  (15,877)  (18,529)   8,888
Income tax provision (benefit)...................   (5,398)   (6,746)   2,666
                                                  --------  --------  -------
Net income (loss)................................ $(10,479) $(11,783) $ 6,222
                                                  ========  ========  =======
Net income (loss) per common share:
  Basic.......................................... $  (1.34) $  (1.49) $  0.85
                                                  ========  ========  =======
  Diluted........................................ $  (1.34) $  (1.49) $  0.80
                                                  ========  ========  =======
Shares used in computing net income (loss) per
 common share:
  Basic..........................................    7,849     7,908    7,318
                                                  ========  ========  =======
  Diluted........................................    7,849     7,908    7,764
                                                  ========  ========  =======


   The accompanying notes are an integral part of these financial statements.

                    CFM TECHNOLOGIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (in thousands)

                          Common Stock   Treasury Stock  Deferred Retained
                         --------------  --------------  Compen-  Earnings
                         Shares Amount   Shares Amount    Sation  (Deficit)   Total
                         ------ -------  ------ -------  -------- ---------  --------
Balance, October 31,
 1996................... 6,053  $29,592    --   $    --   $  --   $  3,119   $ 32,711
  Proceeds from sale of
   common stock, net.... 1,751   49,288    --        --      --         --     49,288
  Proceeds from exercise
   of stock options.....    96      545    --        --      --         --        545
  Tax benefit from
   exercise of stock
   options..............    --      764    --        --      --         --        764
  Deferred compensation
   charge...............    --      317    --        --    (317)        --         --
  Amortization of
   deferred
   compensation.........    --       --    --        --      82         --         82
  Common stock issued
   under Employee Stock
   Purchase Plan........    14      256    --        --      --         --        256
  Net income............    --       --    --        --      --      6,222      6,222
                         -----  -------   ---   -------   -----   --------   --------
Balance, October 31,
 1997................... 7,914   80,762    --        --    (235)     9,341     89,868
  Proceeds from exercise
   of stock options.....     1        6    --        --      --         --          6
  Tax benefit from
   exercise of stock
   options..............    --       (2)   --        --      --         --         (2)
  Deferred compensation
   adjustment...........    --     (164)   --        --     164         --         --
  Amortization of
   deferred
   compensation.........    --       --    --        --      24         --         24
  Common stock issued
   under Employee Stock
   Purchase Plan........    49      425    --        --      --         --        425
  Options issued for
   services.............    --        6    --        --      --         --          6
  Purchase of treasury
   shares, at cost......    --       --    96      (762)     --         --       (762)
  Net loss..............    --       --    --        --      --    (11,783)   (11,783)
                         -----  -------   ---   -------   -----   --------   --------
Balance, October 31,
 1998................... 7,964   81,033    96      (762)    (47)    (2,442)    77,782
  Proceeds from exercise
   of stock options.....    --        2    --        --      --         --          2
  Deferred compensation
   charge...............    --       16    --        --     (16)        --         --
  Amortization of
   deferred
   compensation.........    --       --    --        --      40         --         40
  Common stock issued
   under Employee Stock
   Purchase Plan........    71      444    --        --      --         --        444
  Purchase of treasury
   shares, at cost......    --       --   127    (1,096)     --         --     (1,096)
  Net loss..............    --       --    --        --      --    (10,479)   (10,479)
                         -----  -------   ---   -------   -----   --------   --------
Balance, October 31,
 1999................... 8,035  $81,495   223   $(1,858)  $ (23)  $(12,921)  $ 66,693
                         =====  =======   ===   =======   =====   ========   ========


   The accompanying notes are an integral part of these financial statements.

                    CFM TECHNOLOGIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                     Year Ended October 31,
                                                   ----------------------------
                                                     1999      1998      1997
                                                   --------  --------  --------
Operating Activities:
  Net income (loss)............................... $(10,479) $(11,783) $  6,222
  Adjustments to reconcile net income (loss) to
   net cash provided by (used in) operating
   activities:
    Depreciation and amortization.................    3,116     3,085     2,317
    Loss on property, plant and equipment
     disposal.....................................      223       421        --
    Deferred compensation.........................       24        30        82
    Deferred income tax benefit...................   (5,436)   (4,578)     (757)
(Increase) decrease in:
  Accounts receivable.............................     (786)   19,352   (18,302)
  Inventories.....................................   (3,382)    2,424    (8,034)
  Prepaid expenses and other......................    2,413    (1,500)   (1,347)
  Other assets....................................       73       120      (186)
Increase (decrease) in:
  Accounts payable................................    2,130    (5,909)    2,780
  Accrued expenses................................    1,881    (1,377)    5,161
                                                   --------  --------  --------
      Net cash provided by (used in) operating
       activities.................................  (10,223)      285   (12,064)
                                                   --------  --------  --------
Investing Activities:
  Purchases of short-term investments.............  (44,820)  (28,993)  (44,245)
  Proceeds from short-term investments............   44,316    38,564    27,875
  Purchases of property, plant and equipment......   (5,680)   (3,920)   (4,286)
                                                   --------  --------  --------
      Net cash provided by (used in) investing
       activities.................................   (6,184)    5,651   (20,656)
                                                   --------  --------  --------
Financing Activities:
  Payments on long-term debt......................     (641)     (819)     (576)
  Proceeds from sale of common stock, net.........      460       425    49,544
  Purchase of treasury shares.....................   (1,096)     (762)       --
  Proceeds from exercise of stock options.........        2         6       545
  Tax benefits from exercise of stock options.....       --        (2)      764
                                                   --------  --------  --------
      Net cash provided by (used in) financing
       activities.................................   (1,275)   (1,152)   50,277
                                                   --------  --------  --------
Net (Decrease) Increase in Cash and Cash
 Equivalents......................................  (17,682)    4,784    17,557
Cash and Cash Equivalents, Beginning of Period....   31,649    26,865     9,308
                                                   --------  --------  --------
Cash and Cash Equivalents, End of Period.......... $ 13,967  $ 31,649  $ 26,865
                                                   ========  ========  ========
Supplemental Disclosure of Cash Flow Information:
  Cash paid for interest expense.................. $    196  $    296  $    284
  Cash received for interest income............... $  1,670  $  2,185  $  1,975
  Cash paid for income taxes...................... $     10  $  1,795  $  2,031
  Cash received from income tax refunds........... $  2,505  $  3,023  $     --
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
  Machinery acquired under capital leases......... $     --  $    489  $    750

   The accompanying notes are an integral part of these financial statements.

                    CFM TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS:

   CFM Technologies, Inc. (the Company) designs, manufactures and markets advanced wet processing equipment for sale to the worldwide semiconductor industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

 Cash, Cash Equivalents and Short-Term Investments

   The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Short-term investments are carried at amortized cost which equals market value. The investments have various maturity dates which generally do not exceed one year. All of the Company's short-term investments are classified as available for sale pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). Therefore any unrealized holding gains or losses would be presented as a separate component of shareholders' equity. At October 31, 1999 and 1998, there were no material unrealized holding gains or losses. The gross proceeds from sales and maturities of investments were $44,316,000, $38,564,000 and $27,875,000 for the years ended October 31, 1999, 1998 and 1997, respectively. Gross realized gains and losses for the years ended October 31, 1999, 1998 and 1997 were not material. For the purpose of determining gross realized gains and losses, the cost of securities sold is based upon specific identification.

   Cash and cash equivalents and short-term investments consisted of the following:

                                                              October 31,
                                                        -----------------------
                                                           1999        1998
                                                        ----------- -----------
   Cash and cash equivalents:
     Municipal and government securities............... $ 5,055,000 $ 6,568,000
     Money market funds and demand account.............   5,126,000  16,822,000
     Commercial paper..................................   3,123,000   5,034,000
     Repurchase agreements.............................     663,000   3,225,000
                                                        ----------- -----------
                                                        $13,967,000 $31,649,000
                                                        =========== ===========
   Short-term investments:
     Municipal and government securities............... $ 4,555,000 $ 8,260,000
     Commercial paper..................................   5,694,000     985,000
     Mortgage-backed government securities.............          --     500,000
                                                        ----------- -----------
                                                        $10,249,000 $ 9,745,000
                                                        =========== ===========

                    CFM TECHNOLOGIES, INC. AND SUBSIDIARIES

 Inventories

   Inventories are valued at the lower of first-in, first-out cost or market.

 Property, Plant and Equipment

   Property, plant and equipment are recorded at cost. Significant improvements are capitalized and expenditures for maintenance and repairs are charged to expense as incurred. Upon the sale or retirement of these assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income.

   Depreciation and amortization are provided using the straight-line method based on the estimated useful lives of the assets as follows:

     Building and improvements....................................... 5-40 years
     Machinery and equipment......................................... 3-10 years
     Furniture and fixtures.......................................... 5-10 years

   Depreciation and amortization expense was $3,086,000, $3,025,000 and $2,294,000 in fiscal 1999, 1998 and 1997, respectively.

 Revenue Recognition

   Net sales are generally recognized upon shipment of the system. If recognized prior to shipment to accommodate a customer's request to delay shipment, revenue is recognized upon completion of the customer's inspection or acceptance where risk of loss is transferred to the customer. The estimated costs of system installation and warranty are accrued when the related sale is recognized.

 Research, Development and Engineering Expenses

   Research, development and engineering expenses are charged to expense as incurred. Research, development and engineering expenses were net of reimbursement of $0, $0 and $890,000 in fiscal 1999, 1998 and 1997, respectively.

   Engineering expenses consist of personnel and material costs related to the development of new products and the integration of existing products into application-specific systems.

 Income Taxes

   The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). SFAS No. 109 requires the liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered.

 Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentration of credit risk are accounts receivable. The Company's customer base principally comprises companies within the semiconductor industry, which historically has been volatile. The Company does not require collateral from its customers.

                    CFM TECHNOLOGIES, INC. AND SUBSIDIARIES

 Fair Value of Financial Instruments

   The Company's financial instruments consist primarily of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and debt instruments. The book values of cash and cash equivalents, short-term investments, accounts receivable and accounts payable are considered to be representative of their respective fair values. None of the Company's debt instruments that are outstanding as of October 31, 1999 have readily ascertainable market values; however, the carrying values are considered to approximate their respective fair values. See Note 8 for the terms and carrying values of the Company's various debt instruments.

 Net Income (Loss) Per Common Share

   Basic net income (loss) per common share was computed by dividing net income
(loss) by the weighted average number of shares of common stock outstanding during the period. Diluted net income per common share for the fiscal year ended October 31, 1997 reflects the potential dilution from the exercise of outstanding stock options into common stock. Inclusion of shares of common stock potentially issuable upon the exercise of stock options in calculating diluted net loss per common share for the years ended October 31, 1999 and 1998, would have been antidilutive, and therefore such shares were not included in the calculation. The Company adopted SFAS No. 128, "Earnings per Share," effective December 15, 1997. As a result, the Company's reported earnings per share for the year ended October 31, 1997 were restated.

   The net income (loss) and weighted average common and common equivalent shares outstanding for purposes of calculating net income (loss) per common share are computed as follows:

                                               Year Ended October 31,
                                        --------------------------------------
                                            1999          1998         1997
                                        ------------  ------------  ----------
   Net income (loss) used for basic
    and diluted net income (loss) per
    common share......................  $(10,479,000) $(11,783,000) $6,222,000
                                        ============  ============  ==========
   Weighted average common shares
    outstanding used for basic net
    income (loss) per common share....     7,849,000     7,908,000   7,318,000
   Dilutive effect of common stock
    options outstanding...............            --            --     446,000
                                        ------------  ------------  ----------
   Weighted average common and common
    equivalent shares outstanding used
    for diluted net income (loss) per
    common share......................     7,849,000     7,908,000   7,764,000
                                        ============  ============  ==========
   Net income (loss) per common share:
     Basic............................  $      (1.34) $      (1.49) $     0.85
                                        ============  ============  ==========
     Diluted..........................  $      (1.34) $      (1.49) $     0.80
                                        ============  ============  ==========

 New Accounting Pronouncements

   In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131). SFAS No. 131 applies to all public companies and is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires that business segment financial information be reported in the financial statements utilizing the management approach. The management approach is defined as the manner in which management organizes the segments within the enterprise for making operating decisions and assessing performance. Management believes that the Company operates in one industry segment and, accordingly, the adoption of SFAS No. 131 had no impact on the Company's financial statements.

                    CFM TECHNOLOGIES, INC. AND SUBSIDIARIES

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software, and is effective for fiscal years beginning after December 15, 1998. SOP 98-1 also requires that costs related to the preliminary project stage and post implementation/operations stage in an internal-use computer software development project be expensed as incurred. Management believes that the adoption of SOP 98-1 will not have a material impact on the Company's financial position or results of operations.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for derivatives used for hedging activities. SFAS No. 133 requires that all derivatives be recognized either as an asset or liability and measures them at fair value. Management believes that the adoption of SFAS No. 133 will not have a material impact on the Company's financial statements.

 Reclassifications

   Certain reclassifications of previously reported balances have been made to conform with the current year classification of such balances.

3. ACCOUNTS RECEIVABLE:

                                                               October 31,
                                                         -----------------------
                                                            1999        1998
                                                         ----------- -----------
     Billed............................................. $13,760,000 $10,058,000
     Unbilled...........................................   1,066,000   3,982,000
                                                         ----------- -----------
                                                         $14,826,000 $14,040,000
                                                         =========== ===========

   Unbilled receivables represent final retainage amounts to be billed upon completion of the installation process.

   As of October 31, 1999, the Company had outstanding accounts receivable totaling $2,446,000 from a customer who purchased several of the Company's systems for Korean installations.

   No allowance for doubtful accounts receivable has been recorded because the Company believes that all such accounts receivable are fully realizable.

4. INVENTORIES:

                                                               October 31,
                                                         -----------------------
                                                            1999        1998
                                                         ----------- -----------
     Raw material....................................... $ 9,282,000 $ 8,669,000
     Work in progress...................................   6,813,000   4,988,000
     Finished goods.....................................     944,000          --
                                                         ----------- -----------
                                                         $17,039,000 $13,657,000
                                                         =========== ===========

                    CFM TECHNOLOGIES, INC. AND SUBSIDIARIES

5. OTHER LONG-TERM ASSSETS:

                                                               October 31,
                                                          ---------------------
                                                             1999       1998
                                                          ---------- ----------
     Deferred income taxes............................... $9,440,000 $4,157,000
     Other...............................................    274,000    379,000
                                                          ---------- ----------
                                                          $9,714,000 $4,536,000
                                                          ========== ==========

6. LINE OF CREDIT:

   The Company has a $7,500,000 unsecured demand line of credit with a bank. The line of credit agreement does not have a stated maturity or expiration date; however, outstanding borrowings are due upon demand by the bank. Interest is charged at the bank's prime rate and was 8.25% at October 31, 1999. As of October 31, 1999 and 1998, the Company had no borrowings on the line. The line also provides for the issuance of letters of credit. As of October 31, 1999, the Company had outstanding letters of credit in the amount of $423,000 guaranteeing payments associated with its new leased facility in Exton, Pennsylvania (see Note 16) and guaranteeing payments related to inventory in a foreign location.

7. ACCRUED EXPENSES:

                                                               October 31,
                                                          ---------------------
                                                             1999       1998
                                                          ---------- ----------
     Warranty and installation costs..................... $2,815,000 $2,016,000
     Payroll and payroll related.........................  1,740,000  1,263,000
     Accrued legal fees..................................  1,195,000    521,000
     Accrued commissions.................................    573,000  1,608,000
     Other...............................................  2,923,000  1,965,000
                                                          ---------- ----------
                                                          $9,246,000 $7,373,000
                                                          ========== ==========

8. LONG-TERM DEBT:

                                                            October 31,
                                                       ----------------------
                                                          1999        1998
                                                       ----------  ----------
Mortgage note payable to bank, payable in monthly
 installments of $6,250 plus interest at 8.9% through
 February 2009, collateralized by land and building... $  700,000  $  775,000
Mortgage note payable to Pennsylvania Industrial
 Development Authority (PIDA), payable in monthly
 installments of $4,363, including interest at 2%
 through August 2009, collateralized by land and
 building.............................................    467,000     510,000
Mortgage note payable to Chester County Development
 Council, payable in monthly installments of $1,067,
 including interest at 5% through August 2004,
 collateralized by land and building..................     55,000      64,000
Term notes payable to bank, payable in monthly
 installments of $5,834 plus interest at the bank's
 prime rate plus 1% through October 1999,
 collateralized by certain assets.....................         --     104,000
Capitalized lease obligations; lease periods expiring
 at various dates through 2003, interest rates range
 from 7% to 12%, collateralized by the leased assets..    995,000   1,405,000
                                                       ----------  ----------
                                                        2,217,000   2,858,000
Less--Current portion.................................   (589,000)   (672,000)
                                                       ----------  ----------
                                                       $1,628,000  $2,186,000
                                                       ==========  ==========

                    CFM TECHNOLOGIES, INC. AND SUBSIDIARIES

   Maturities of long-term debt as of October 31, 1999 are as follows:

     Fiscal Year:
     2000............................................................ $  589,000
     2001............................................................    492,000
     2002............................................................    297,000
     2003............................................................    146,000
     2004............................................................    132,000
     2005 and thereafter.............................................    561,000
                                                                      ----------
                                                                      $2,217,000
                                                                      ==========

   The mortgage note due to PIDA contains certain financial covenants, the most restrictive of which requires minimum levels of shareholders' equity.

   The Company leases machinery and equipment and furniture and fixtures under capital leases expiring in various years through 2003. The assets and liabilities under these leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are depreciated over their estimated useful lives since ownership will transfer upon lease expiration. The net book value of equipment under capitalized lease obligations as of October 31, 1999 was $932,000. The minimum lease payments, including interest, under the capital lease obligations as of October 31, 1999 were $546,000, $408,000, $176,000 and $13,000 for fiscal 2000, 2001, 2002 and
2003, respectively.

9. SHAREHOLDERS' EQUITY:

   On April 17, 1997, the Company's Board of Directors adopted a Shareholder Rights Plan designed to protect the Company's shareholders in the event of an attempt to acquire control of the Company on terms which do not deal fairly with all of the Company's shareholders. Terms of the Rights Plan provide for a dividend distribution of one right for each share of Common Stock to holders of record at the close of business on May 9, 1997. The rights will become exercisable only in the event, with certain exceptions, an acquiring party accumulates, or announces an offer to acquire, 20% or more of the Company's Common Stock. The rights will expire on April 24, 2007. Each right will entitle the holder to buy one one-hundredth of a share of a new series of preferred stock at a price of $180. In addition, upon the occurrence of certain events, holders of the rights will be entitled to purchase either Company stock or shares in an "acquiring entity" at one-half of market value. The Company will generally be entitled to redeem the rights at $.001 per right at any time until the tenth day following the acquisition of 20% of its Common Stock.

   On February 19, 1997, the Company consummated a follow-on public offering of its Common Stock. The Company sold 1,750,500 shares (including the underwriters' over-allotment) of its Common Stock, no par value, at an offering price of $30.00 per share. After deducting the underwriters' discount and other offering expenses, the net proceeds to the Company were approximately $49,288,000.

   On June 21, 1996, the Company consummated an initial public offering of its Common Stock. The Company sold 2,249,661 shares (including the underwriters' over-allotment) of its Common Stock, no par value, at an initial public offering price of $10.00 per share. After deducting the underwriters' discount and other offering expenses, the net proceeds to the Company were approximately $19,976,000.

   On December 19, 1995, the Company's Board of Directors adopted, and on January 3, 1996, the Company's shareholders approved the Employee Stock Purchase Plan (Purchase Plan). The Purchase Plan allows eligible employees to purchase up to 300,000 shares of common stock at the lower of 85% of the fair

                    CFM TECHNOLOGIES, INC. AND SUBSIDIARIES
market value of the stock on the first or last day of the applicable six month purchase period. Eligible employees were able to participate in the Purchase Plan beginning on October 1, 1996 through payroll withholding of up to $500 per pay period. As of October 31, 1999 and 1998, employee withholdings included in accrued expenses were $66,000 and $36,000, respectively.

   During fiscal 1999, 1998 and 1997, 70,662 and 49,939 and 13,829 shares of
Common Stock, respectively, were issued under the Purchase Plan.

   On June 9, 1998, the Board of Directors authorized the Company to repurchase up to 750,000 shares of the Company's Common Stock in open market, privately negotiated or other transactions in conformity with the rules of the Securities and Exchange Commission. As of October 31, 1999, the Company had repurchased 223,100 shares of the Company's common stock at a cost of $1,858,046.

10. STOCK OPTIONS:

   The Company has a stock option plan (the 1992 Plan) whereby options to purchase common shares were issued to key management personnel, directors and consultants at exercise prices not less than fair market value. The options have vesting terms set by the Executive Compensation and Stock Option Committee of the Board of Directors and expire 10 years after the date of grant.

   On December 19, 1995, the Company's Board of Directors adopted, and on January 3, 1996, the Company's shareholders approved, the 1995 Incentive Plan (Incentive Plan) and the Non-Employee Directors' Stock Option Plan (Directors'
Plan). The Incentive Plan and the Directors' Plan authorize the granting of up to 1,750,000 shares of Common Stock or options to purchase Common Stock to Company employees and up to 150,000 options to purchase Common Stock to non-employee directors, respectively. The Company will not grant any additional options under the 1992 Plan.

   The following table summarizes stock option activity:

                                                                    Weighted
                                                        Range Of     Average
                                                        Exercise    Exercise
                                           Number Of   Prices Per     Price
                                            Shares        Share     Per Share
                                           ---------  ------------- ---------
   Options outstanding at October 31,
    1996..................................   745,323  $ 0.24-$10.75  $ 5.10
     Granted..............................   401,600   18.25-38.625   21.01
     Exercised............................   (96,335)    2.41-18.25    5.66
     Canceled.............................   (11,480)    7.52-18.25    9.18
                                           ---------  -------------  ------
   Options outstanding at October 31,
    1997.................................. 1,039,108    0.24-38.625   11.14
     Granted..............................   307,767   7.625-19.937   12.56
     Exercised............................      (839)         7.516    7.52
     Canceled.............................   (77,743)  7.516-38.625   21.49
                                           ---------  -------------  ------
   Options outstanding at October 31,
    1998.................................. 1,268,293     0.24-36.13   10.95
     Granted..............................   227,766    7.125-1.688    7.35
     Exercised............................      (300)         7.516    7.52
     Canceled.............................   (57,239)   7.125-18.25   10.97
                                           ---------  -------------  ------
   Options outstanding at October 31,
    1999.................................. 1,438,520  $0.24-$ 36.13  $10.35
                                           =========  =============  ======

                    CFM TECHNOLOGIES, INC. AND SUBSIDIARIES

   The following table summarizes information regarding stock options outstanding as of October 31, 1999:

                                  Options Outstanding            Options Exercisable
                          ------------------------------------ -----------------------
                                          Weighted
                                           Average   Weighted
                              Number      Remaining   Average      Number     Weighted
                          Outstanding At Contractual Exercise  Exercisable At Average
                           October 31,     Life In     Price    October 31,   Exercise
Range Of Exercise Prices       1999         Years    Per Share      1999       Price
------------------------  -------------- ----------- --------- -------------- --------
$0.24...................       3,327         2.2      $ 0.24        3,327      $ 0.24
$2.41...................     330,053         3.5      $ 2.41      330,053      $ 2.41
$7.125..................     172,252         9.1      $ 7.13        4,645      $ 7.13
$7.516..................     223,707         5.9      $ 7.52      218,618      $ 7.52
$7.625..................      71,365         8.8      $ 7.63       20,622      $ 7.63
$7.75  -$10.938.........     101,150         9.2      $ 8.72       55,371      $ 9.17
$11.563-$13.875.........      27,800         8.5      $11.57       27,200      $11.57
$14.313.................     112,553         8.1      $14.31        5,790      $14.31
$15.745-$17.75..........      47,907         8.3      $16.97       24,521      $16.74
$18.25..................     305,250         7.1      $18.25      211,900      $18.25
$19.938-$36.13..........      43,156         7.4      $33.59       20,621      $31.56

   As of October 31, 1999, there were 983,383 stock options available for grant under the Company's stock option plans.

   The Company applies Accounting Principles Board Opinion No. 25,"Accounting For Stock Issued To Employees" and the related interpretations in accounting for its stock option plans. The disclosure requirements of statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SFAS No. 123) were adopted by the Company in fiscal 1997. Had compensation cost for options granted during fiscal 1999, 1998 and 1997 under the stock option plans, as well as the Common Stock issued under the Purchase Plan (see Note 9), been determined based upon the fair value of the options and Common Stock at the date of grant, as prescribed by SFAS No. 123, the Company's pro forma net income (loss) and pro forma net income (loss) per common share would have been reduced to the following amounts:

                                               Year Ended October 31,
                                        --------------------------------------
                                            1999          1998         1997
                                        ------------  ------------  ----------
   Net income (loss)................... $(10,479,000) $(11,783,000) $6,222,000
   Pro forma net income (loss)......... $(11,871,000) $(12,994,000) $5,369,000
   Net income (loss) per common share:
     Basic............................. $      (1.34) $      (1.49) $     0.85
     Diluted........................... $      (1.34) $      (1.49) $     0.80
   Pro forma net income (loss) per
    common share:
     Basic............................. $      (1.56) $      (1.68) $     0.74
     Diluted........................... $      (1.56) $      (1.68) $     0.69

                    CFM TECHNOLOGIES, INC. AND SUBSIDIARIES

   The weighted average fair value of each stock option granted during the years ended October 31, 1999, 1998 and 1997 was $4.13, $6.67 and $13.36,
respectively. As of October 31, 1999, the weighted average remaining contractual life of each stock option outstanding was 6.4 years. The weighted average remaining contractual life of each stock option granted during the years ended October 31, 1999, 1998 and 1997 was 9.2, 8.4 and 7.2 years, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                   Year Ended October 31,
                                                -------------------------------
                                                  1999       1998       1997
                                                ---------  ---------  ---------
   Risk-free interest rate.....................      4.66%      5.37%      6.26%
   Expected dividend yield.....................        --         --         --
   Expected life............................... 5.5 years  5.5 years  5.5 years
   Expected volatility.........................        58%        58%        53%

   Because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects of reported net income for future years.

   In fiscal 1997, the Company granted stock options to purchase an aggregate of up to 56,000 shares of Common Stock to an employee and certain consultants for which the Company has recorded deferred compensation based upon the difference between the deemed value for accounting purposes of the Company's Common Stock and the exercise price per share on the date of option grant. The deferred compensation balance will be amortized as compensation expense over the option vesting periods which range from one to four years. In fiscal 1998, the Company granted stock options to purchase up to 1,205 shares of Common Stock to a consultant in exchange for services provided to the Company. In fiscal 1999 the Company granted stock options to purchase up to 2,585 shares of Common Stock to consultants in exchange for services provided to the Company. The difference between the deemed value for accounting purposes of the Company's Common Stock and the exercise price per share on the date of option grant was recorded as an expense.

11. EMPLOYEE BENEFIT PLANS:

   The Company has a defined contribution retirement plan for the benefit of eligible employees. Management believes that the plan qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended. The plan provides for matching contributions by the Company at a discretionary percentage of eligible pre-tax contributions by the employee. Matching contributions by the Company were $308,000, $310,000 and $206,000 for the years ended October 31, 1999, 1998 and 1997, respectively.

   In fiscal 1995, the Company established a profit-sharing plan for the benefit of eligible employees. The plan provides for a target contribution of approximately 2% of total planned salaries and wages, with actual payments based upon the achievement of certain annual performance results. The Company recorded profit sharing expense of $0, $ 0 and $175,000 for the years ended October 31, 1999, 1998 and 1997, respectively.

12. RELATED PARTY TRANSACTIONS:

   The Company recorded commission expense in fiscal 1999, 1998 and 1997 of $597,000, $391,000 and $3,948,000, respectively, related to commissions payable to a sales agent which is partially owned by a shareholder of the Company. Commissions payable to this sales agent included in accrued expenses as of October 31, 1999 and 1998 were $377,000 and $1,437,000, respectively. The distributor is controlled by an individual who is a director and shareholder of the Company. The Company also recorded net sales in fiscal 1998 and 1997 of $4,891,000 and $6,760,000, respectively, to a semiconductor company controlled by the same director of the Company.

                    CFM TECHNOLOGIES, INC. AND SUBSIDIARIES

13. INCOME TAXES:

   The components of income (loss) before income taxes are as follows:

                                                Year Ended October 31,
                                         ---------------------------------------
                                             1999           1998         1997
                                         -------------  ------------  ----------
   Domestic............................. $ (15,972,000) $(18,707,000) $7,729,000
   Foreign..............................        95,000       178,000   1,159,000
                                         -------------  ------------  ----------
                                         $(15,877,000)  $(18,529,000) $8,888,000
                                         =============  ============  ==========

   The components of the income tax provision (benefit) are as follows:

                                                Year Ended October 31,
                                          -------------------------------------
                                              1999         1998         1997
                                          ------------  -----------  ----------
   Current:
     Federal............................. $         --  $(2,280,000) $2,936,000
     Foreign.............................       38,000      116,000     412,000
     State...............................           --       (4,000)     75,000
                                          ------------  -----------  ----------
                                                38,000   (2,168,000)  3,423,000
   Deferred:
     Federal.............................   (5,362,000)  (4,528,000)   (732,000)
     State...............................      (74,000)     (50,000)    (25,000)
                                          ------------  -----------  ----------
                                           (5,436,000)   (4,578,000)   (757,000)
                                          ------------  -----------  ----------
                                          $(5,398,000)  $(6,746,000) $2,666,000
                                          ============  ===========  ==========

   Income tax expense (benefit) differs from the amount currently payable or receivable because certain expenses, primarily depreciation and accruals, are reported in different periods for financial reporting and income tax purposes.

   The federal statutory income tax rate is reconciled to the effective income tax rate as follows:

                                                       Year Ended October
                                                              31,
                                                       ----------------------
                                                        1999     1998    1997
                                                       -------   -----   ----
   Federal statutory rate.............................   (34.0)% (34.0)% 34.0%
   State income taxes, net of federal benefit.........    (0.3)   (0.2)   0.4
   Foreign and U.S. tax effects attributable to
    foreign operations................................     0.1     0.3   (4.9)
   Research and development credit....................    (0.1)   (0.9)  (0.3)
   Other..............................................     0.3    (1.6)   0.8
                                                       -------   -----   ----
                                                       (34.0)%   (36.4)% 30.0%
                                                       =======   =====   ====

                    CFM TECHNOLOGIES, INC. AND SUBSIDIARIES

   The components of the net current and long-term deferred tax assets and liabilities, measured under SFAS No. 109, are as follows:

                                                             October 31,
                                                        -----------------------
                                                           1999         1998
                                                        -----------  ----------
   Deferred tax assets-
     Net operating loss carry forwards................. $ 8,026,000  $2,715,000
     Tax credit carry forwards.........................   1,557,000   1,374,000
     Inventories.......................................     445,000     400,000
     Warranty and installation accrual.................     957,000     685,000
     Commissions.......................................     244,000     387,000
     Other.............................................     285,000     435,000
                                                        -----------  ----------
                                                         11,514,000   5,996,000
   Deferred tax liability--Depreciation................    (116,000)    (28,000)
                                                        -----------  ----------
     Net deferred tax asset............................ $11,398,000  $5,968,000
                                                        ===========  ==========

   Based on an assessment of the Company's taxable earnings history and expected future taxable income, management has determined that it is more likely than not that the net deferred tax assets will be realized in future periods. The Company may be required to provide a valuation allowance for this asset in the future if it does not generate sufficient taxable income as planned. Additionally, the ultimate realization of this asset could be negatively impacted by market conditions and other variables not known or anticipated at this time.

14. CUSTOMER AND GEOGRAPHIC INFORMATION:

   The Company's operations are conducted in one business segment. Export net sales were $10,430,000, $15,228,000, and $49,019,000 in fiscal 1999, 1998 and
1997, respectively. Export net sales to Europe and East Asia were $1,138,000 and $9,293,000 in fiscal 1999, $5,982,000 and $9,245,000 in fiscal 1998 and
$13,427,000 and $35,592,000 in fiscal 1997, respectively,

   The following table summarizes significant customers with net sales in excess of 10% of net sales:

                                                    Year Ended October 31,
                                               ---------------------------------
Customer                                          1999       1998       1997
--------                                       ---------- ---------- -----------
 A............................................ $7,914,000 $6,499,000          *
 B............................................  4,504,000         *           *
 C............................................         *   4,891,000          *
 D............................................         *   4,404,000 $ 8,534,000
 E............................................         *   3,452,000          *
 F............................................         *   3,427,000          *
 G............................................         *          *   16,100,000

--------
*  Net sales less than 10% of net sales

15. SUPPLIER CONCENTRATION:

   The Company relies to a substantial extent on outside vendors to manufacture and supply many of the components and subassemblies used in the Company's systems. Certain of these are obtained from a sole supplier or a limited group of suppliers, many of which are small, independent companies. Moreover, the Company believes that certain of these components and subassemblies can only be obtained from its current

                    CFM TECHNOLOGIES, INC. AND SUBSIDIARIES
suppliers. The Company's reliance on outside vendors generally, and on sole suppliers in particular, involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing, timely delivery and quality of components.

16. COMMITMENTS AND CONTINGENCIES:

   In fiscal 1995, the Company entered into a non-cancelable lease for office facilities with an expiration date in November 2000 and annual rental payments of $548,000 per year. In fiscal 1997, the Company entered into a non-cancelable agreement to lease a 60,000 square foot production facility and an 80,000 square foot office facility to be built for the Company in Exton, Pennsylvania. The operating lease has an initial term of 20 years and minimum annual rental payments of $1,482,250 for each year of the initial term. Options to extend the term of the lease for a total of 9.5 additional years at minimum annual rental payments of not more than $1,518,037 and a subsequent additional 5.5 years at fair market value are included in the lease. Rentals began on the production facility in October 1998 and rentals on the office facility began in April 1999. The Company occupied the production facility in February 1999 and the office facility in April 1999.

   Future minimum rental payments as of October 31, 1999 on these leases are as follows:

     Fiscal Year
     -----------
       2000......................................................... $ 1,582,000
       2001.........................................................   1,482,000
       2002.........................................................   1,482,000
       2003.........................................................   1,482,000
       2004.........................................................   1,482,000
       Thereafter...................................................  21,087,000

   The Company has asserted claims of its U.S. Patent Nos. 4,911,761 (the
" "761 patent"), 4,778,532 (the " "532 patent") and 4,917,123 (the " "123")
patent against three defendants in four actions, alleging infringement, inducement of infringement, and contributory infringement of various claims of these patents. In the first of these actions, on December 12, 1997, a jury in the United States District Court for the District of Delaware returned a verdict that the defendant willfully infringed the "761 patent, that the "761 patent was not invalid and awarded the Company damages of $3,105,000. The defendant appealed the verdict and various rulings by the District Court. On May 13, 1999, the United States Court of Appeals for the Federal Circuit ("CAFC") affirmed the judgment of the District Court in all respects except one. With respect to infringement, the CAFC vacated the judgment and remanded the case to the District Court for reconsideration of its holding of literal infringement. On November 8, 1999, the District Court issued an opinion that upheld the finding of literal infringement by the defendant and reinstated the judgement and injunction in favor of the Company. The defendant has appealed this decision.

   In the second action on the "761 patent, the Company seeks damages and a permanent injunction to prevent further infringement. The District Court issued a decision granting summary judgment in favor of the defendant stating that the "761 patent was not infringed. The District Court has subsequently agreed to reconsider this decision and has not yet acted on this reconsideration. The Company has sued this same defendant in a separate, third action over the "532 and "123 patents. The defendant has asserted counter claims for alleged tortious interference with prospective economic advantage and defamation, and seeks compensatory and punitive damages. Discovery in this action closed on December 10, 1999 and the related trial is scheduled to begin for May 2000.

   In addition, the Company is both a defendant and a counterclaim plaintiff in a fourth litigation where the plaintiff seeks a declaratory judgment that the "761 patent is not infringed and that the "761 patent is invalid.

                    CFM TECHNOLOGIES, INC. AND SUBSIDIARIES

The Company has counterclaimed alleging infringement and contributory infringement of all of the "761, "532 and "123 patents. Discovery is presently ongoing. A claims construction hearing was held on November 12, 1999, and an initial claims construction order issued on December 9, 1999. Trial currently is scheduled for late September, 2000.

   Furthermore, in Europe, a competitor has filed nullification proceedings against the Company's drying patents in Germany (DE68921757.8), UK (EP428,784), France (EP428,784), Netherlands (23184), and Ireland (66389). The same competitor filed a similar nullification proceeding in Japan (2,135,270). The Company chose to abandon the UK patent (UK EP 428,784) because in its judgment, the anticipated costs of defending the nullity action were not warranted in view of the patent's limited added value to its existing patent portfolio in the UK. The Company is proceeding to defend the remaining patents, but may choose to abandon one or more based on a cost benefit analysis. These remaining proceedings could result in the nullification of any or all of the subject patents in the respective countries.

   Although management believes that the ultimate resolution of these matters will not have a material negative impact on the Company's financial position or results of operations, there can be no assurance in that regard.

                    CFM TECHNOLOGIES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                 (In thousands)
                                  (unaudited)

                                                          July 31,  October 31,
                                                            2000        1999
                                                          --------  -----------
                         ASSETS
                         ------
Current Assets:
  Cash and cash equivalents.............................. $ 10,149   $ 13,967
  Short-term investments.................................    3,665     10,249
  Accounts receivable....................................   14,940     14,826
  Inventories............................................   15,210     17,039
  Prepaid expenses and other.............................      681        796
  Deferred income taxes..................................       --      1,958
                                                          --------   --------
    Total current assets.................................   44,645     58,835
                                                          --------   --------
Property, plant and equipment:
  Land...................................................      540        540
  Building and improvements..............................    6,057      5,932
  Machinery and equipment................................   16,064     14,239
  Furniture and fixtures.................................    1,574      1,565
                                                          --------   --------
                                                            24,235     22,276
  Less--Accumulated depreciation and amortization........  (10,868)    (8,739)
                                                          --------   --------
Net property, plant and equipment........................   13,367     13,537
                                                          --------   --------
Other assets.............................................      314      9,714
                                                          --------   --------
                                                          $ 58,326   $ 82,086
                                                          ========   ========

          LIABILITIES AND SHAREHOLDERS' EQUITY
          ------------------------------------

Current Liabilities:
  Current portion of long-term debt...................... $    545   $    589
  Accounts payable.......................................    2,845      3,930
  Accrued expenses.......................................    8,976      9,246
                                                          --------   --------
    Total current liabilities............................   12,366     13,765
                                                          --------   --------
Long-term debt...........................................    1,252      1,628
                                                          --------   --------
Commitments and contingencies
Shareholders' equity:
  Preferred stock, no par value; 1,000,000 authorized
   shares; no shares issued or outstanding...............       --         --
  Common stock, no par value; 30,000,000 authorized
   shares; 8,066,875 and 8,035,328 shares issued.........   81,804     81,495
  Treasury stock, 189,617 and 223,100 shares at cost.....   (1,560)    (1,858)
  Deferred compensation..................................     (116)       (23)
  Retained earnings (deficit)............................  (35,420)   (12,921)
                                                          --------   --------
    Total shareholders' equity...........................   44,708     66,693
                                                          --------   --------
                                                          $ 58,326   $ 82,086
                                                          ========   ========

   The accompanying notes are an integral part of these financial statements.

                    CFM TECHNOLOGIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)
                                  (unaudited)

                                          Three Months     Six Months ended
                                          ended July 31         July 31
                                         ----------------  ------------------
                                          2000     1999      2000      1999
                                         -------  -------  --------  --------
Net sales............................... $12,953  $ 9,620  $ 37,678  $ 22,396
Cost of sales...........................   8,273    6,064    23,923    15,169
                                         -------  -------  --------  --------
Gross profit............................   4,680    3,556    13,755     7,227
                                         -------  -------  --------  --------
Operating expenses:
  Research, development and
   engineering..........................   2,512    2,492     7,181     7,674
  Selling, general and administrative...   5,948    4,821    18,169    12,738
                                         -------  -------  --------  --------
    Total operating expenses............   8,460    7,313    25,350    20,412
                                         -------  -------  --------  --------
Operating income (loss).................  (3,780)  (3,757)  (11,595)  (13,185)
Interest (income) expense, net..........    (149)    (283)     (565)   (1,106)
                                         -------  -------  --------  --------
Loss before income taxes................  (3,631)  (3,474)  (11,030)  (12,079)
Income tax provision (benefit)..........      --   (1,181)   11,397    (4,107)
                                         -------  -------  --------  --------
Net income (loss)....................... $(3,631) $(2,293) $(22,427) $ (7,972)
                                         =======  =======  ========  ========
Net income (loss) per common share:
  Basic................................. $ (0.46) $ (0.29) $  (2.85) $  (1.01)
                                         =======  =======  ========  ========
  Diluted............................... $ (0.46) $ (0.29) $  (2.85) $  (1.01)
                                         =======  =======  ========  ========
Shares used in computing net income
 (loss) per common share:
  Basic.................................   7,874    7,852     7,865     7,859
                                         =======  =======  ========  ========
  Diluted...............................   7,874    7,852     7,865     7,859
                                         =======  =======  ========  ========


   The accompanying notes are an integral part of these financial statements.

                    CFM TECHNOLOGIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)
                                  (unaudited)

                                                           Nine Months Ended
                                                               July 31,
                                                           ------------------
                                                             2000      1999
                                                           --------  --------
Operating Activities:
  Net income (loss)....................................... $(22,427) $ (7,972)
Adjustments to reconcile net income (loss) to net cash
 used in operating activities:
  Depreciation and amortization...........................    2,159     1,628
  Deferred compensation...................................       83        18
  Deferred income tax provision (benefit).................   11,376    (4,107)
(Increase) decrease in:
  Accounts receivable.....................................     (114)   (5,196)
  Inventories.............................................    1,829    (1,332)
  Prepaid expenses and other current assets...............      115     2,458
  Other assets............................................      (48)       20
Increase (decrease) in:
  Accounts payable........................................   (1,085)    2,296
  Accrued expenses........................................     (270)      546
                                                           --------  --------
    Net cash used in operating activities.................   (8,382)  (11,641)
                                                           --------  --------
Investing Activities:
  Purchases of short-term investments.....................   (4,912)  (29,727)
  Proceeds from short-term investments....................   11,496    30,982
  Purchases of property, plant and equipment..............   (1,959)   (3,867)
                                                           --------  --------
    Net cash provided by (used in) investing activities...    4,625    (2,612)
                                                           --------  --------
Financing Activities:
  Payments on long-term debt..............................     (420)     (495)
  Proceeds from sale of common stock, net.................       --       225
  Proceeds from exercise of stock options.................      133         2
  Proceeds from sale of treasury stock....................      226        --
  Purchase of treasury stock..............................       --      (628)
                                                           --------  --------
    Net cash used in financing activities.................      (61)     (896)
                                                           --------  --------
Net Decrease in Cash and Cash Equivalents.................   (3,818)  (15,149)
Cash and Cash Equivalents, Beginning of Period............   13,967    31,649
                                                           --------  --------
Cash and Cash Equivalents, End of Period.................. $ 10,149  $ 16,500
                                                           ========  ========
Supplemental Disclosure of Cash Flow Information:
  Cash paid for interest expense.......................... $    139  $    160
  Cash received for interest income....................... $    747  $  1,300
  Cash paid (refunded) for income taxes................... $      6  $ (2,505)

   The accompanying notes are an integral part of these financial statements.

                    CFM TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (unaudited)

(1) BASIS OF PRESENTATION:

   The condensed financial statements included herein have been prepared by CFM Technologies, Inc. without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These statements include all adjustments that, in the opinion of management, are necessary to provide a fair statement of the results for the periods covered. These financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1999. The results of operations for the interim periods presented are not necessarily indicative of the results for the full year.

(2) INVENTORIES:

                                                          July 31,   October 31,
                                                            2000        1999
                                                         ----------- -----------
   Raw materials........................................ $ 7,560,000 $ 9,282,000
   Work in progress.....................................   6,363,000   6,813,000
   Finished goods.......................................   1,287,000     944,000
                                                         ----------- -----------
                                                         $15,210,000 $17,039,000
                                                         =========== ===========

   Finished goods is comprised of evaluation units located at customer sites.

(3) NET LOSS PER COMMON SHARE:

   Basic net loss per common share was computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Inclusion of shares of common stock potentially issuable upon the exercise of outstanding stock options would have been antidilutive in the calculation of diluted net loss per common share for the three and nine month periods ended July 31, 2000 and 1999, and therefore was not included in the calculation.

   The net loss and weighted average common shares outstanding for purposes of calculating net loss per common share are computed as follows:

                             Three Months Ended July    Nine Months Ended July
                                       31,                       31,
                             ------------------------  -------------------------
                                2000         1999          2000         1999
                             -----------  -----------  ------------  -----------
   Net loss used for basic
    and diluted net loss
    per common share.......  $(3,631,000) $(2,293,000) $(22,427,000) $(7,972,000)
                             ===========  ===========  ============  ===========
   Weighted average common
    shares outstanding used
    for basic and diluted
    net loss per common
    share..................    7,874,000    7,852,000     7,865,000    7,859,000
                             ===========  ===========  ============  ===========
   Net loss per common
    share, basic and
    diluted................  $     (0.46) $     (0.29) $      (2.85) $     (1.01)
                             ===========  ===========  ============  ===========

(4) GEOGRAPHIC INFORMATION:

   Historically, a significant portion of the Company's sales has been to Asian companies. Sales to Asian customers for the three and nine months ended July 31, 2000 were $3,826,000 and $18,649,000 respectively. Accounts receivable as of July 31, 2000 included $4,215,000 due from Asian customers.

                     CFM TECHNOLOGIES, INC AND SUBSIDIARIES

(5) INCOME TAXES:

   Based on an assessment of the Company's recent earnings history and uncertainties related to expected future taxable income, management has determined that it can no longer make the assertion that it is more likely than not that any of the net deferred tax assets recorded as of January 31, 2000 totaling $12,578,000 will be realized in future periods. As a result, the Company recorded a full valuation allowance against its net deferred tax assets in the fiscal quarter ended April 30, 2000. The valuation allowance was recorded in the income tax provision (benefit) in the accompanying statements of operations for the three and nine months ended July 31, 2000. In addition, based on the factors noted above the Company has recorded a full valuation allowance against the income tax benefit for the quarter ended July 31, 2000.

(6) NEW ACCOUNTING PRONOUNCEMENT:

   In December 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 101--Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company is reviewing these views and assessing whether any of these interpretations of generally accepted accounting principles may cause the Company to report a change in accounting principle. In compliance with SAB 101, the Company is required to and will make such a determination and report the impact of such a change, if any, no later than the fourth quarter of fiscal year 2001. While management believes that its revenue recognition policies conform with the generally accepted accounting principles that have been used consistently in practice in the capital equipment industry, certain issues raised in SAB 101, including delivery and performance revenue recognition criteria, could be interpreted to cause a change in accounting principle by the Company and many other companies in the capital equipment industry. At this time, the effect of SAB 101 on the Company's operating results in any future period cannot be fully determined; however, such a change could materially adversely affect the Company's financial position and results of operations.

                                                                         ANNEX A

                    STRATEGIC BUSINESS COMBINATION AGREEMENT

                                 by and between

                          STEAG ELECTRONIC SYSTEMS AG

                                      and

                            MATTSON TECHNOLOGY, INC.

                                 JUNE 27, 2000

                               TABLE OF CONTENTS

                                    Page
                                    ----
 ARTICLE I. CAPITALIZATION OF
  NEWCO...........................   A-2
              Transfer of Foreign
          STEAG Subsidiary Shares
    1.1  to Newco................    A-2
 ARTICLE II. PURCHASE AND SALE OF
  STOCK...........................   A-2
    2.1  Purchase and Sale of        A-2
         Stock...................
    2.2  Adjustment for Capital      A-2
         Changes.................
    2.3  Assumed Obligations of      A-2
         STEAG...................
    2.4  Closing.................    A-2
    2.5  Certificate Legends.....    A-2
    2.6  Allocation of Purchase      A-3
         Price...................
    2.7  Tax Election............    A-3
    2.8  Early Condition             A-3
         Satisfaction Date.......
    2.9  Post-Closing                A-4
         Adjustments.............
 ARTICLE III. REPRESENTATIONS AND
  WARRANTIES OF STEAG.............   A-5
    3.1  Due Incorporation.......    A-5
    3.2  Due Authorization.......    A-6
    3.3  Non-                        A-6
         Contravention/Consents
         and Approvals...........
    3.4  Capital Structure.......    A-7
    3.5  Financial Statements;       A-7
         Undisclosed Liabilities;
         Other Documents.........
    3.6  No Material Adverse         A-8
         Effects or Changes......
    3.7  Properties..............    A-8
    3.8  Intellectual Property...    A-9
    3.9  Insurance...............   A-10
    3.10 International Employee     A-10
         Plans...................
    3.11 United States Employee     A-10
         Matters and ERISA.......
    3.12 Labor Matters...........   A-12
    3.13 Tax Returns and Audits..   A-12
    3.14 Environmental Matters...   A-14
    3.15 Litigation..............   A-15
    3.16 Compliance with            A-16
         Applicable Laws.........
    3.17 Contracts; No Defaults..   A-16
    3.18 Change in Control and      A-16
         Severance Payments......
    3.19 Year 2000...............   A-17
    3.20 Broker's/Finder's Fees..   A-17
    3.21 Interim Operations of      A-17
         Newco...................
    3.22 Investment..............   A-17
 ARTICLE IV. REPRESENTATIONS AND
  WARRANTIES OF MATTSON...........  A-17
    4.1  Due Incorporation,         A-17
         Subsidiaries, and Due
         Authorization...........
    4.2  Non-Contravention;         A-18
         Consents and Approvals..
    4.3  Capitalization..........   A-19
    4.4  Financial Statements;      A-19
         Undisclosed Liabilities;
         Other Documents.........
    4.5  SEC Filings.............   A-20
    4.6  No Material Adverse        A-20
         Effects or Changes......
    4.7  Properties..............   A-20
    4.8  Intellectual Property...   A-21
    4.9  Insurance...............   A-21
    4.10 Employee Matters and       A-22
         ERISA...................
    4.11 Labor Matters...........   A-23

                                                                          Page
                                                                          ----
    4.12 Tax Returns and Audits.........................................  A-23
    4.13 Environmental Matters..........................................  A-24
    4.14 Litigation.....................................................  A-25
    4.15 Compliance with Applicable Laws................................  A-26
    4.16 Contracts; No Defaults.........................................  A-26
    4.17 Change in Control and Severance Payments.......................  A-26
    4.18 Year 2000......................................................  A-26
    4.19 Brokers and Finders............................................  A-27
    4.20 Opinion of Financial Advisor...................................  A-27
    4.21 Vote Required..................................................  A-27
    4.22 Investment Company Act.........................................  A-27
    4.23 CFM Agreement..................................................  A-27
 ARTICLE V. CONDUCT PRIOR TO THE CLOSING................................. A-27
    5.1  Conduct of Business of STEAG Subsidiaries......................  A-27
    5.2  Conduct of Business of Mattson.................................  A-29
    5.3  Other Negotiations.............................................  A-31
    5.4  German Counterpart Agreement...................................  A-32
 ARTICLE VI. ADDITIONAL AGREEMENTS AND COVENANTS......................... A-32
    6.1  Covenant to Satisfy Conditions.................................  A-32
    6.2  Proxy Materials and Stockholder Approval.......................  A-32
    6.3  Integration Committee..........................................  A-33
    6.4  Employee Benefits..............................................  A-33
    6.5  Sale of Shares Pursuant to Regulation D........................  A-34
    6.6  Access to Information..........................................  A-34
    6.7  Confidentiality................................................  A-34
    6.8  Public Disclosure..............................................  A-34
    6.9  Regulatory Approval; Further Assurances........................  A-35
    6.10 Legal Requirements.............................................  A-36
    6.11 Stock Option Grants............................................  A-36
    6.12 Conveyance Taxes...............................................  A-36
    6.13 STEAG Intercompany Indebtedness; Transfer to Newco.............  A-36
    6.14 Non-Solicitation of Employees..................................  A-36
    6.15 NASDAQ Listing.................................................  A-37
    6.16 Directors; Nominating Committee; Officers......................  A-37
    6.17 Name...........................................................  A-37
    6.18 Access to Business Records.....................................  A-37
 ARTICLE VII. CONDITIONS TO THE STRATEGIC BUSINESS COMBINATION........... A-37
    7.1  Conditions to Each Party's Obligation to Consummate the
         Strategic Business Combination.................................  A-37
    7.2  Conditions to Obligations of Mattson...........................  A-38
    7.3  Conditions to Obligations of STEAG.............................  A-39
 ARTICLE VIII. TERMINATION, AMENDMENT AND WAIVER......................... A-40
    8.1  Optional Termination...........................................  A-40
    8.2  Automatic Termination..........................................  A-42
    8.3  Effect of Termination..........................................  A-42
    8.4  Amendment......................................................  A-42
    8.5  Extension; Waiver..............................................  A-42
    8.6  Notice of Termination..........................................  A-42

                                                                            Page
                                                                            ----
 ARTICLE IX. INDEMNIFICATION............................................... A-43
     9.1  Indemnification.................................................  A-43
     9.2  Procedures for Indemnification..................................  A-43
     9.3  Defense of Third Party Claims...................................  A-44
     9.4  Settlement of Third Party Claims................................  A-44
     9.5  Limitation on Indemnification...................................  A-45
 ARTICLE X. GENERAL PROVISIONS............................................. A-45
    10.1  Notices.........................................................  A-45
    10.2  Definitions.....................................................  A-46
    10.3  Counterparts....................................................  A-46
    10.4  Entire Agreement; Nonassignability..............................  A-46
    10.5  Severability....................................................  A-46
    10.6  Remedies Cumulative.............................................  A-46
    10.7  No Survival of Warranties.......................................  A-47
    10.8  Expenses........................................................  A-47
    10.9  United States Dollars...........................................  A-47
    10.10 Governing Law...................................................  A-47
    10.11 Consent to Jurisdiction.........................................  A-47
    10.12 Rules of Construction...........................................  A-47
    10.13 Third Party Beneficiaries.......................................  A-47
    10.14 Certain Payments by Mattson.....................................  A-47

                    STRATEGIC BUSINESS COMBINATION AGREEMENT

   THIS STRATEGIC BUSINESS COMBINATION AGREEMENT (this "Agreement"), dated as of June 27, 2000, is entered into by and among STEAG Electronic Systems AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany ("STEAG"), and Mattson Technology, Inc., a Delaware corporation ("Mattson").

                                    RECITALS

   A. STEAG and Mattson desire to enter into a transaction pursuant to which Mattson will directly or indirectly acquire 100% of the issued and outstanding capital stock, equity ownership or its equivalent (which, for purposes of this Agreement, shall be referred to as "capital stock") (the "Stock Acquisition") of the STEAG subsidiaries listed on Exhibit A to this Agreement and STEAG Electronic Systems Semiconductor GmbH, a Gesellschaft mit beschraenkter Haftung recently organized in connection with this Agreement and existing under the laws of the Federal Republic of Germany ("Newco") (collectively with the subsidiaries listed on Exhibit A, the "STEAG Subsidiaries").

   B. Prior to the Closing (as defined below), STEAG will contribute, assign or otherwise transfer all of the capital stock it owns directly in of each of those STEAG Subsidiaries incorporated or organized in jurisdictions other than the U.S.A. and Germany to Newco, and at STEAG's option, STEAG may also contribute, assign or otherwise transfer to Newco all of the capital stock STEAG owns directly in of each of those STEAG Subsidiaries incorporated in the U.S.A. (collectively, all such subsidiaries of STEAG that STEAG contributes or transfers to Newco, the "Foreign STEAG Subsidiaries" and such capital stock, the "Foreign Subsidiary Shares"), after which STEAG will own 100% of the capital stock of Newco.

   C. To effect the Stock Acquisition, at the Closing, STEAG will sell, assign and transfer to Mattson 100% of the issued and outstanding capital stock of Newco, each of the other STEAG Subsidiaries incorporated or organized in Germany and each of the STEAG Subsidiaries incorporated in the U.S.A. that STEAG owns directly and does not contribute or otherwise transfer to Newco (the "Direct STEAG Subsidiaries", and such capital stock, the "Direct Subsidiary Shares"), and in consideration thereof Mattson will issue and deliver to STEAG shares of Mattson's common stock, par value $0.001 per share (the "Mattson Common Stock"), as provided in Article II below (the "Share Issuance"; together, the Stock Acquisition and the Share Issuance are referred to herein as the "Strategic Business Combination").

   D. Concurrently herewith, Mattson, M2C Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Mattson ("M2C"), and CFM Technologies, Inc., a Pennsylvania corporation ("CFM"), are executing an Agreement and Plan of Merger of even date herewith (the "CFM Agreement") which provides (among other things) that, subject to the terms and conditions thereof, M2C shall be merged with and into CFM (the "CFM Merger"), and it is the intent and desire of STEAG, Mattson and CFM that the Strategic Business Combination and the CFM Merger be mutually conditioned on the simultaneous consummation of both such transactions for the long-term strategic benefit of their respective stockholders.

   E. STEAG and Mattson desire to make certain representations, warranties, covenants, and agreements in connection with the transactions contemplated by this Agreement.

   F. The Supervisory Board (Aufsichtsrat) and the Management Board (Vorstand) of STEAG and the Board of Directors of Mattson have approved the transactions contemplated by this Agreement in accordance with the laws of their respective jurisdictions of organization and have authorized the execution and delivery of this Agreement.

   G. In order to induce STEAG to enter into this Agreement, Brad Mattson has entered into an agreement, dated the date hereof, between STEAG and Brad Mattson (the "Voting Agreement"), pursuant to which Brad Mattson has agreed to vote all of his shares of Mattson Common Stock in favor of the Mattson Stockholder Proposal (as defined in Section 4.2(b)(iii) below).

   NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, STEAG and Mattson agree as follows:

                                   ARTICLE I.

                            CAPITALIZATION OF NEWCO

   1.1 Transfer of Foreign STEAG Subsidiary Shares to Newco. Prior to the Closing (as defined below in Section 2.4), STEAG shall transfer and deliver, whether by capital contribution, sale or otherwise, the Foreign Subsidiary Shares to Newco, notarized in accordance with applicable law as necessary to effect their transfer. The transactions described in this Section 1.1 will be effected in such manner that (a) Newco will own all of the Foreign Subsidiary Shares, (b) Newco will have no other assets or liabilities (other than its initial 25,000 Euro cash capitalization) and (c) STEAG will own 100% of the issued and outstanding capital stock of Newco (the "Newco Shares" and, together with the Direct Subsidiary Shares, the "STEAG Shares").

                                  ARTICLE II.

                           PURCHASE AND SALE OF STOCK

   2.1 Purchase and Sale of Stock. At the Closing, Mattson shall purchase and accept delivery of the STEAG Shares from STEAG, and STEAG shall sell, transfer, and deliver the STEAG Shares to Mattson. In consideration of such sale, at the Closing, (a) Mattson shall issue and deliver to STEAG: (i) 11,850,000 shares of Mattson Common Stock, subject to adjustment pursuant to Section 2.2 below (the "Mattson Shares"), (ii) US$100,000 payable in immediately available funds to an account designated in a written notice delivered to Mattson by STEAG at least three (3) business days prior to the Closing and (iii) if applicable, the Mattson Note referred to in Section 8.1(j), and (b) Mattson shall assume the obligations referred to in Section 2.3.

   2.2 Adjustment for Capital Changes. If, between the date of this Agreement and the Closing, the outstanding shares of Mattson Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, stock split, reverse stock split, combination, or exchange of shares, or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event affecting shares of Mattson Common Stock shall have occurred (each a "Capital Change"), the number of Mattson Shares and/or type of security issuable to STEAG pursuant to the Share Issuance (the "Mattson Share Amount") shall be proportionately adjusted to reflect any such Capital Change.

   2.3 Assumed Obligations of STEAG. Effective upon the Closing, STEAG will assign to Mattson, and Mattson will assume from STEAG, STEAG's rights and obligations under the agreements, guarantees or other instruments listed on
Schedule 2.3 attached hereto. Except as provided in this Section 2.3 and
Schedule 2.3 or as expressly provided elsewhere in this Agreement, Mattson does not assume any obligation or right of STEAG.

   2.4 Closing. The closing of the transactions contemplated hereby (the "Closing") shall take place as soon as practicable, but no later than three (3) business days, after the later of (i) satisfaction or waiver of each of the conditions set forth in Article VII hereof and (ii) January 1, 2001, or at such other time as the parties hereto agree (the "Closing Date"). The Closing shall take place at the offices of Gray Cary Ware & Freidenrich llp, 400 Hamilton Avenue, Palo Alto, CA 94301-1825 or at such other location or locations as the parties hereto agree.

   2.5 Certificate Legends. The Mattson Shares to be issued pursuant to this
Article II shall not have been registered and shall be characterized as "restricted securities" under the United States federal securities laws, and under such laws such shares may be resold without registration under the Securities Act of 1933, as amended (the "Securities Act"), only in certain limited circumstances. Each certificate evidencing the Mattson Shares to be issued pursuant to this Article II shall bear the following legend:

  "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION UNDER THE SECURITIES ACT, SUCH EXEMPTION TO BE EVIDENCED BY AN OPINION OF LEGAL COUNSEL OR OTHER DOCUMENTATION REASONABLY ACCEPTABLE TO THE COMPANY."

and such other legends as required pursuant to the Stockholder Agreement (as defined in Section 7.2(f)).

   2.6 Allocation of Purchase Price. STEAG and Mattson agree to allocate the value of (i) the Newco Shares among the Foreign STEAG Subsidiaries and (ii) the Mattson Shares among the Direct STEAG Subsidiaries and Newco for financial accounting and tax purposes in accordance with the percentages set forth on the allocation schedule attached as Schedule 2.6 attached hereto. Neither STEAG nor Mattson shall voluntarily take any position for purposes of any federal, state, provincial, or local income tax with respect to the allocation of the Mattson Shares and Newco Shares which is inconsistent with such allocation. Nothing herein will limit STEAG's right to determine the stated values of the Direct Subsidiary Shares contributed to Newco or the number of Newco Shares issued as long as the percentages provided on Schedule 2.6 are unaffected.

   2.7 Tax Election. After consummation of the Strategic Business Combination, Mattson may, in its sole discretion, make an election, and may cause some or all of the STEAG Subsidiaries, to make an election, under Section 338(g) of the United States Internal Revenue Code of 1986, as amended (the "Code") (and any corresponding elections under state, local, or foreign law) with regard to the transactions contemplated by this Agreement. Mattson acknowledges and agrees that STEAG makes no representations or warranties that any such election is available and that STEAG shall have no liability to Mattson or any other person for the consequences of any such election.

   2.8 Early Condition Satisfaction Date. If (i) prior to December 1, 2000, all of the conditions set forth in Section 7.1 have been satisfied, Brad Mattson shall have executed and delivered counterparts of the Stockholder Agreement, and all of the conditions set forth in Sections 7.2 and 7.3 (other than conditions which, by their nature, can only be satisfied by delivery of securities, documents or other instruments on the Closing Date) would have been either satisfied or waived by the relevant party were the Closing to occur at such time and (ii) simultaneously with the actions contemplated by this Section 2.8, the actions contemplated by Section 1.10 of the CFM Agreement (the "CFM Early Satisfaction Date Actions") also occur and STEAG is provided reasonably satisfactory evidence of the simultaneous occurrence thereof, then, no later than three (3) business days thereafter (the "STEAG Early Condition Satisfaction Date") at a place and time (simultaneous with the CFM Early Satisfaction Date Actions), to be mutually agreed upon by the parties and CFM, the parties shall take the following actions:

     (a) Mattson and STEAG will each deliver or cause to be delivered to the other the closing certificates and legal opinions that would have been required at the Closing pursuant to Sections 7.2 (c) and (g) and Sections
  7.3 (c) and (i); provided, that such certificates and opinions shall be dated as of the STEAG Early Condition Satisfaction Date and shall address representations, warranties and covenants, in the case of certificates, and opinions, in the case of legal opinions, as of such date;

     (b) Mattson and STEAG shall each execute and deliver the Stockholder Agreement; and Mattson and STEAG shall execute and deliver the Transition Services Agreement and such other agreements as would have been required at the Closing pursuant to Sections 7.2 and 7.3; provided, that such agreements shall be dated as of the STEAG Early Condition Satisfaction Date and shall become effective upon, but not before, the Closing Date; and

     (c) Mattson shall execute and deliver to STEAG an irrevocable acknowledgement and waiver, in form and substance reasonably satisfactory to STEAG and CFM, of the satisfaction or waiver of the closing conditions set forth in Sections 7.2 and the waiver of Mattson's termination rights set forth in Sections 8.1; and STEAG shall execute and deliver to Mattson an irrevocable acknowledgement and waiver, in form and substance reasonably satisfactory to Mattson and CFM, of the satisfaction or waiver of the closing conditions set forth in Sections 7.3 and the waiver of STEAG's termination rights set forth in Sections 8.1.

   Notwithstanding anything contained in this Section 2.8 above, the Closing shall not occur, and STEAG shall not sell or transfer to Mattson, and Mattson shall not acquire ownership of, any of the STEAG Subsidiaries, prior to January 1, 2001.

   For the purposes of this Section 2.8, the condition set forth in Section 7.1(g) shall be deemed satisfied if, concurrently with the taking of the actions referred to in clauses (a), (b) and (c) above of this Section 2.8 on the STEAG Early Condition Satisfaction Date, the CFM Early Satisfaction Date Actions are taken.

   2.9 Post-Closing Adjustments. The following adjustments will be made with regard to the profits and losses, cash position and capitalization of the STEAG Subsidiaries following the Closing:

     (a) As promptly as practicable, but in no event more than 60 days following the Closing Date, Mattson shall prepare and deliver to STEAG (i) audited income statements of STEAG RTP Systems GmbH and STEAG MicroTech GmbH for the year ended December 31, 2000 (the "Year 2000 Income Statements"), and (ii) a statement of the aggregate cash and cash equivalents of the combined STEAG Subsidiaries as of December 31, 2000 (the "Closing Cash Statement" and, together with the Year 2000 Income Statements, the "Closing Financial Statements"). The Year 2000 Income Statements shall be prepared in accordance with German GAAP (as defined in Section 3.5) applied on a basis consistent with the accounting principles used in preparation of the income statements for STEAG RTP Systems GmbH and STEAG MicroTech GmbH referred to in Section 3.5(a). The Year 2000 Income Statements shall be audited by PricewaterhouseCoopers ("PWC"), using procedures and methods consistent with past practice; provided that Mattson's auditors, Arthur Andersen ("AA"), shall be permitted to participate in such audits. The Closing Cash Statement shall be certified by PWC. STEAG will make available such STEAG employees who are reasonably necessary for the preparation of the Closing Financial Statements, using the books and records of the STEAG Subsidiaries, to assist Mattson in preparing the Closing Financial Statements.

     (b) Unless within 10 business days after its receipt of the Closing Financial Statements, STEAG delivers to Mattson a detailed written statement describing its objections to the Year 2000 Income Statements or the Closing Cash Statement, such Closing Financial Statements shall be final and binding. If STEAG delivers such a written objection statement to Mattson, the parties and their respective auditors will use reasonable efforts to resolve any disputes, but if a final resolution is not reached within 20 business days after Mattson has submitted its objections, any remaining disputes will be resolved by an internationally recognized firm of independent certified public accountants (excluding PWC and AA) mutually selected by Mattson and STEAG or, if they are unable to agree, by PWC and AA (the "Reviewing Accountants"). The Reviewing Accountants shall be instructed to resolve any matters in dispute as promptly as practicable and, in any event, within 30 days after the dispute is submitted to them. The determination of the Reviewing Accountants will be final and binding. Mattson and STEAG will each pay one-half of the fees and expenses of the Reviewing Accountants. Mattson and STEAG shall cooperate with each other and the Reviewing Accountants in connection with the matters contemplated by this Section 2.9, including by furnishing such information and access to such books, records (including accountants' work papers), personnel and properties as may be reasonably requested.

     (c) Within 5 days after the Closing Financial Statements become final, in accordance with the Profit Transfer Contracts (as defined in Section 3.5(c)), (i) Mattson will cause STEAG RTP Systems GmbH and/or STEAG MicroTech GmbH to transfer the net profit, if any, for fiscal year 2000 to STEAG, or (ii) STEAG will reimburse STEAG RTP Systems GmbH and/or STEAG MicroTech GmbH for the net loss, if any, for fiscal 2000.

     (d) If, after taking into account any profit and loss reimbursement pursuant to Section 2.9(c), the aggregate cash balance of the combined STEAG Subsidiaries would exceed $10,075,000, Mattson shall cause the additional cash in excess of $10,075,000 to be transferred to STEAG at the time of any payments under Section 2.9(c); provided, that Mattson shall not be obligated to transfer more than DM20,000,000 of such excess cash. If, after taking into account any profit and loss reimbursement pursuant to
  Section 2.9(c), the aggregate cash balance of the combined STEAG Subsidiaries would be less than $10,075,000, STEAG shall contribute to the STEAG Subsidiaries (allocated among the STEAG Subsidiaries as agreed by the parties) cash in the amount of such deficit at the time of any payments under Section 2.9(c ); provided, that STEAG shall not be obligated to contribute more than DM20,000,000 of such deficit.

   2.10 Transfer of U.S. STEAG Subsidiaries to Newco. Not later than 10 days prior to the Closing, STEAG may, at its sole discretion, transfer the shares of each of the STEAG Subsidiaries incorporated in the U.S.A. that STEAG owns directly to Newco. In such event, notwithstanding anything to the contrary contained in this Agreement, (i) STEAG shall have no obligation to transfer the shares of such U.S. STEAG Subsidiaries to Mattson at the Closing, and (ii) at the time of any contribution or reimbursement to or from the STEAG Subsidiaries pursuant to Section 2.9(c), STEAG shall contribute to the STEAG Subsidiaries (or the profit to be transferred to STEAG shall be reduced by) an amount equal to $12,300,000.

                                  ARTICLE III.

                    REPRESENTATIONS AND WARRANTIES OF STEAG

   STEAG represents and warrants to Mattson as follows, except as disclosed in a document of even date herewith and delivered by STEAG to Mattson referring to the representations and warranties in this Agreement (the "STEAG Disclosure Schedule"). (The STEAG Disclosure Schedule will be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III, and the disclosure in any such numbered and lettered section of the STEAG Disclosure Schedule shall qualify only the corresponding section in this
Article III, except to the extent disclosure in any numbered and lettered section of the STEAG Disclosure Schedule is specifically cross-referenced in another numbered and lettered section of the STEAG Disclosure Schedule.)

   3.1 Due Incorporation.

     (a) STEAG and each of the STEAG Subsidiaries is a corporation duly organized, validly existing, and, where such term is recognized under applicable law, in good standing under the laws of its jurisdiction of organization, with all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as now being conducted. STEAG and each of the STEAG Subsidiaries is qualified to do business and is, where such term is recognized under applicable law, in good standing as a foreign corporation in each jurisdiction where the nature of the properties owned, leased, or operated by it and the business transacted by it require such qualification, except where the failure to be so qualified would not reasonably be expected to have a STEAG Material Adverse Effect (as defined in Section 3.6 hereof). The jurisdictions in which the STEAG Subsidiaries are qualified to do business as a foreign corporation are set forth next to each such entity's name on Section 3.1 of the STEAG Disclosure Schedule. True, correct, and complete copies of STEAG's Memorandum and Articles of Association (Satzung) and Management Board (Vorstand) Rules of Procedure (Geschaeftsordnung), and the organizational documents of each STEAG Subsidiary have been delivered to Mattson.

     (b) Section 3.1 of the STEAG Disclosure Schedule sets forth the name of each STEAG Subsidiary, the nation or jurisdiction of its incorporation or organization, a description of the equity ownership interest in each such STEAG Subsidiary by STEAG, any other STEAG Subsidiary, and/or any other person, and a brief description of the principal line or lines of business conducted by each such entity. Except as set forth on Section 3.1 of the STEAG Disclosure Schedule, all of the issued and outstanding shares or other units of capital stock of each STEAG Subsidiary are validly issued, fully paid, nonassessable, and free of preemptive rights, and are owned, directly or indirectly, by STEAG free and clear of any liens, claims, encumbrances, security interests, equities, charges, and options of any nature whatsoever, and there are no outstanding subscriptions, options, calls, contracts, voting trusts, proxies, or other commitments, understandings, restrictions, arrangements, rights, or warrants, including any right of conversion or exchange under any outstanding security, instrument, or other agreement, obligating any such subsidiary to issue, deliver, or sell, or cause to be issued, delivered, or sold, additional shares of its capital stock or obligating it to grant, extend, or enter into any such agreement or commitment (collectively, "Encumbrances"). None of the STEAG Subsidiaries are subject or party to any profit distribution, profit-sharing or profit transfer agreements other than the Profit Transfer Contracts as defined in Section 3.5(c). At the Closing, Mattson will receive good and valid title to shares or other units of capital stock representing one hundred percent (100%) of the equity ownership interest of Newco and each Direct STEAG Subsidiary, and Newco will hold good and valid title to each Foreign STEAG Subsidiary, free and clear of any Encumbrances.

   3.2 Due Authorization. STEAG has full corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance by STEAG of this Agreement have been duly and validly approved and authorized by the Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat) of STEAG and, except for resolutions and corporate formalities required to implement Section 1.1, no other actions or proceedings on the part of STEAG are necessary to authorize this Agreement and the transactions contemplated hereby. STEAG has duly and validly executed and delivered this Agreement. This Agreement constitutes the legal, valid, and binding obligation of STEAG enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization, or other laws from time to time in effect which affect creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

   3.3 Non-Contravention/Consents and Approvals.

     (a) The execution and delivery of this Agreement by STEAG does not, and the performance by STEAG of its obligations hereunder and the consummation of the transactions contemplated hereby, will not conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any lien upon any of the assets or properties of STEAG or any STEAG Subsidiary under, any of the terms, conditions or provisions of (i) Memorandum and Articles of Association (Satzung) or Management Board (Vorstand) Rules of Procedure, or the articles of incorporation or bylaws (or other comparable charter documents) of STEAG or any STEAG Subsidiary, or (ii) subject to the taking of the actions described in paragraph (b) of this Section 3.3, (x) any statute, law, rule, regulation, or ordinance (together, "Laws") applicable to STEAG and the STEAG Subsidiaries, or any judgment, decree, order, writ, permit, or license, of any Governmental Entity (as defined in paragraph (b) below), applicable to STEAG or any STEAG Subsidiary or any of their respective assets or properties, or (y) any contract, agreement, or commitment to which STEAG or any STEAG Subsidiary is a party or by which STEAG or any STEAG Subsidiary or any of their respective assets or properties is bound, excluding from the foregoing clauses (x) and (y) conflicts, violations, breaches, defaults, terminations, modifications, accelerations, and creations and impositions of liens which would not reasonably be expected to have a STEAG Material Adverse Effect or would not result in the inability of STEAG to consummate the transactions contemplated by this Agreement.

     (b) No consent, approval, order, or notice to or authorization of, or registration, declaration, or filing with, any United States federal, state, local, or foreign court, administrative agency or commission, or other governmental entity or instrumentality (including a stock exchange or other self-regulatory body) (a "Governmental Entity"), is required to be made or obtained by STEAG or any of the STEAG Subsidiaries for the execution and delivery of this Agreement or the consummation by STEAG of the transactions contemplated hereby, the failure to obtain which would reasonably be expected to have a STEAG Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated hereby, except for:

       (i) the filing of a pre-merger notification report by STEAG or its ultimate parent entity under the Hart-Scott-Rodino Antitrust
    Improvements Act of 1976, as amended (the "HSR Act"), and the expiration or termination of the applicable waiting period thereunder;

       (ii) the filing of required documents with the relevant Governmental Entities of the countries or political subdivisions in which STEAG is qualified to transact business, including, if applicable, any filing under the German Act Against Restraints on Competition of 1958 (Gesetz gegen Wettbewerbsbeschraenkungen), and the expiration or termination of the waiting period thereunder;

       (iii) ministerial notices, filings and registrations with local Governmental Entities in connection with the transfers of the Direct Subsidiary Shares to Newco by STEAG; and

       (iv) such other filings, authorization orders and approvals as may be required of state and local Governmental Entities (the "Local
    Approvals") which are specified in Schedule 3.3 hereto.

   3.4 Capital Structure.

     (a) Section 3.4 of the STEAG Disclosure Schedule sets forth for each of the STEAG Subsidiaries:

       (i) where such concept is recognized under applicable legal and accounting principles, the number of authorized shares or other units of each class or series of capital stock;

       (ii) the number of shares or other units of each class or series of capital stock which are issued and outstanding as of the date of this Agreement;

       (iii) where applicable, the registered share capital;

       (iv) the number of shares of other units of each class or series of capital stock, if any, which are held in the treasury of such entity as of the date of this Agreement;

       (v) the number of shares or other units of each class or series of capital stock, if any, which are reserved for issuance, indicating each particular reservation; and

       (vi) the aggregate number of shares or other units of each class or series of capital stock, if any, subject to employee stock options or other rights to purchase or receive capital stock granted under any stock option or other stock-based employee or non-employee director benefit plans.

     (b) There are no authorized, issued, reserved for issuance, or outstanding, (i) securities of STEAG or any of the STEAG Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the STEAG Subsidiaries, or (ii) warrants, calls, options, or other rights to acquire from the STEAG Subsidiaries, or any obligation of any of the STEAG Subsidiaries to issue, any shares of capital stock or voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the STEAG Subsidiaries; and, except for this Agreement, there are no outstanding obligations of the STEAG Subsidiaries to repurchase, redeem, or otherwise acquire any such securities or to issue, deliver, or sell, or cause to be issued, delivered, or sold, any such securities.

   3.5 Financial Statements; Undisclosed Liabilities; Other Documents.

     (a) For purposes of this Agreement, the "STEAG Financial Statements" shall mean the separate audited financial statements of each of the STEAG Subsidiaries as of December 31, 1999 and December 31, 1998 (including all notes thereto) and the unaudited combined, consolidated financial statements of the STEAG Subsidiaries as of December 31, 1999 and December 31, 1998, consisting of the balance sheets at such dates and the related statements of income for the years then ended (except as otherwise specified in Section 3.5(a) of the STEAG Disclosure Schedule). The audited STEAG Financial Statements for each STEAG Subsidiary have been prepared in accordance with generally accepted accounting principles ("GAAP") applicable in the respective countries in which each STEAG Subsidiary is incorporated or organized, and the unaudited combined, consolidated STEAG Financial Statements have been prepared in accordance with U.S. GAAP, in each case consistently applied. The STEAG Financial Statements present fairly the financial position of the STEAG Subsidiaries as at the dates thereof and the results of operations of the STEAG Subsidiaries for the periods covered thereby, except for the absence of notes to the unaudited combined, consolidated STEAG Financial Statements.

     (b) The STEAG Subsidiaries do not have any liabilities or obligations of any nature, whether accrued, absolute, contingent, or otherwise, except (i) as set forth on or reflected in the December 31, 1999 unaudited combined, consolidated balance sheet of the STEAG Entities (the "STEAG Base Balance Sheet") or the notes to the December 31, 1999 audited STEAG Financial Statements for each of the STEAG Subsidiaries, (ii) liabilities and obligations incurred since December 31, 1999 which are either incurred in the ordinary course of its business consistent with past practice, or, if incurred outside the ordinary course of business, are not substantial in amount, (iii) such other liabilities and obligations that, individually and in the aggregate, do not have and would not reasonably be expected to have a STEAG Material Adverse Effect, and (iv) as otherwise set forth on the STEAG Disclosure Schedule.

     (c) The Profit Transfer Contracts, dated September 30 and 26, 1997, respectively, between STEAG, on the one hand, and STEAG RTP Systems GmbH and STEAG MicroTech GmbH, on the other hand (the "Profit Transfer Contracts") shall have terminated on or before December 31, 2000; provided that such German STEAG Subsidiaries will continue to be obligated in accordance with such agreements to transfer any profits or losses for the year ending December 31, 2000 at such time after December 31, 2000 and in such manner as is set forth in Section 2.9.

   3.6 No Material Adverse Effects or Changes. Except as described on Section
3.6 of the STEAG Disclosure Schedule, or as disclosed in or reflected in the STEAG Financial Statements, or as contemplated by this Agreement, since December 31, 1999, none of the STEAG Subsidiaries has (i) taken any of the actions set forth in subparagraphs (a) through (r) of Section 5.1 hereof, (ii) suffered any STEAG Material Adverse Effect, and no facts or conditions exist which are reasonably likely to have, in the aggregate, a STEAG Material Adverse Effect, (iii) suffered any damage, destruction, or Loss to any of its assets or properties which is material to the STEAG Subsidiaries, taken as a whole (whether or not covered by insurance), or (iv) increased the base compensation of any executive officer of any of the STEAG Subsidiaries, other than in the ordinary course of business consistent with past practice by more than 10%. "Loss" shall mean liabilities, losses, costs, claims, damages, penalties, and expenses (including attorneys' fees and expenses and costs of investigation and litigation). "STEAG Material Adverse Effect" shall mean an effect on the business, operations, assets, liabilities, results of operations, cash flows or condition (financial or otherwise), of all or any of the STEAG Subsidiaries, which is materially adverse to the STEAG Subsidiaries, taken as a whole; provided, that any Loss (including loss of business) suffered by STEAG or any of the STEAG Subsidiaries as a result of certain patent litigation between CFM and certain STEAG affiliates or the settlement thereof shall not be deemed to constitute a STEAG Material Adverse Effect for purposes of this Agreement.

   3.7 Properties.

     (a) Except as disclosed on Section 3.7 of the STEAG Disclosure Schedule, the STEAG Subsidiaries (i) have good and valid title to all of the tangible and intangible assets, properties, and rights reflected in the STEAG Base Balance Sheet or acquired after December 31, 1999 (other than assets leased under the leases set forth in Section 3.7 of the STEAG Disclosure Schedule and assets disposed of in the ordinary course of business since the date of the STEAG Base Balance Sheet), and (ii) at the Closing Date will have good and valid title to all material tangible and intangible assets, properties, and rights referred to in clause (i) above, in each case free and clear of any lien, encumbrance, pledge, or similar interest, except for liens for Taxes not yet due and payable and other imperfections of title that, individually and in the aggregate, are not substantial in character or amount and do not materially interfere with the business of the STEAG Subsidiaries as presently conducted ("Permitted Liens"). The tangible and intangible assets, properties and rights owned by the STEAG Subsidiaries taken together are sufficient to permit the conduct of such business as presently conducted.

     (b) Except as otherwise identified in Section 3.7 of the STEAG Disclosure Schedule hereto, the material tangible assets of each of the STEAG Subsidiaries, including all mobile equipment, are, in the aggregate, in good condition and repair, reasonable wear and tear excepted, and are, in the aggregate, in condition suitable for the use to which they are put in the respective business of each of the STEAG Subsidiaries.

     (c) Set forth on Section 3.7(b) of the STEAG Disclosure Schedule is a complete list of the facilities in which the STEAG Subsidiaries operate or conduct business, and for each such facility identifying the title of the lease, the date of expiration, the monthly rent and the landlord. True and complete copies of every such lease have been delivered to Mattson or its counsel.

   3.8 Intellectual Property. Except as disclosed in Section 3.8 of the STEAG Disclosure Schedule hereto:

     (a) All of the trademarks, trade names, service marks, patents, copyrights (including any registrations of or pending applications for any of the foregoing), technology, trade secrets, inventions, know-how, designs, computer programs, mask works, processes, and all other intangible assets, properties, and rights used by any STEAG Subsidiary in the conduct of its business, other than such items the loss or absence of which (individually or in the aggregate) would not have a STEAG Material Adverse Effect (the "STEAG Intellectual Property"), are either (i) owned by the relevant STEAG Subsidiary free and clear of any lien, encumbrance, pledge, or similar interest and are not subject to any license, royalty or other agreement or (ii) licensed by the relevant STEAG Subsidiary pursuant to an agreement described in Section 3.8(g).

     (b) None of the STEAG Intellectual Property has been since January 1, 1998 or is the subject of any pending or, to STEAG's knowledge, threatened (in writing) litigation or claim of infringement.

     (c) No license or royalty agreement to which any STEAG Subsidiary is a party (including any agreement regarding Licensed Intellectual Property as defined below) is, to STEAG's knowledge, in breach or default by any party thereto or the subject of any notice of termination given or threatened (in writing), which breach, default or termination would reasonably be expected to have a STEAG Material Adverse Effect.

     (d) To STEAG's knowledge, none of the products manufactured or sold by the STEAG Subsidiaries, nor any process, method, part, design, or material they employ, nor the marketing, distribution and use by the STEAG Subsidiaries of any such product or any service, infringe any trademark, service mark, trade name, copyright, trade secret, patent, or confidential or proprietary rights of a third party and the STEAG Subsidiaries have not received any written notice contesting their right to use any STEAG Intellectual Property, which claim or contestation, if successful, would reasonably be expected to have a STEAG Material Adverse Effect.

     (e) To the extent that any STEAG Intellectual Property is licensed by a third party to any STEAG Subsidiary (such STEAG Intellectual Property referred to as "Licensed Intellectual Property"), the consummation of the transactions contemplated hereunder will not (i) constitute a breach or default under any such license agreement which would give the other contracting party a right to terminate such agreement; (ii) alter or diminish the rights assigned or transferred to Mattson or Newco from that originally granted to any STEAG Subsidiary (as the case may be) under such agreement; or (iii) alter or increase the obligations delegated or transferred to Mattson or Newco from that originally imposed on any STEAG Subsidiary (as the case may be) under such agreement.

     (f) STEAG has disclosed to Mattson any standard forms of Assignment Agreement generally signed by employees of STEAG Subsidiaries. To STEAG's knowledge, all employees of the STEAG Subsidiaries who are employed for the purpose of the development, invention or creation of any STEAG Intellectual Property have signed an agreement which is substantially similar to the aforementioned form which, when signed by an employee, is valid and enforceable against such employee.

     (g) Section 3.8(g) of the STEAG Disclosure Schedule sets forth a true and complete list of (i) all material agreements regarding Licensed Intellectual Property; (ii) all patents and patent applications, registered trademarks and service marks, registered copyrights, registered mask works, trade names and service marks and any applications therefor, included in the STEAG Intellectual Property (other than any Licensed Intellectual Property), and specifies the jurisdictions in which such STEAG Intellectual Property has been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers and the names of all registered owners; and (iii) all agreements to which any of the STEAG Intellectual Property (other than any Licensed Intellectual Property) may be subject.

     (h) There are no exclusive licenses, exclusive distributorship agreements, or noncompetition agreements with respect to the use of any STEAG Intellectual Property or the development, sale, or distribution of any products of any STEAG Subsidiary, or any other material restrictions regarding the right of any of the STEAG Subsidiaries to fully exploit any STEAG Intellectual Property anywhere in the world. None of the STEAG Subsidiaries is a party to any reseller or distribution agreement, other than agreements that can be cancelled or terminated without cost or penalty upon notice of sixty (60) days or less.

   3.9 Insurance. Section 3.9 of the STEAG Disclosure Schedule hereto contains an accurate and complete list of all policies of fire, liability, worker's compensation, title, and other forms of insurance owned or held by any STEAG Subsidiary. All such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing Date have been, or prior to the Closing Date, will be, paid and no notice of cancellation or termination has been received with respect to any such policy except as would not have a STEAG Material Adverse Effect. STEAG has delivered to Mattson a true and complete copy or description of all insurance policies, including all occurrence-based policies, applicable to the STEAG Subsidiaries, since January 1, 1998. Except as set forth in Section 3.9 of the STEAG Disclosure Schedule, none of the STEAG Subsidiaries has been unable to obtain insurance with respect to its assets or operations since January 1, 1998.

   3.10 International Employee Plans. Section 3.10 of the STEAG Disclosure Schedule contains a complete list or a description of each material compensation scheme, retirement plan or program, collective agreement with a union or worker's council, employee loan, bonus, and/or incentive system, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, or fringe benefits, whether written or, to STEAG's knowledge, unwritten, that has been adopted or maintained by any of the STEAG Subsidiaries, whether formally or, to STEAG's knowledge, informally, for the benefit of employees outside the United States ("STEAG International Employee Plans"). Each STEAG International Employee Plan has been established, maintained, and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such STEAG International Employee Plan. No STEAG International Employee Plan has unfunded liabilities, that as of the Closing Date, will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent any of the STEAG Subsidiaries (or Mattson following the Strategic Business Combination) from terminating or amending any STEAG International Employee Plan at any time for any reason.

   3.11 United States Employee Matters and ERISA. With regard to those employees of any STEAG Subsidiary which is located within the United States (a "US STEAG Subsidiary"):

     (a) Section 3.11 of STEAG Disclosure Schedule contains a true and complete list of each employee benefit plan, program, policy, arrangement, or agreement which is or has been sponsored, maintained, or contributed to by any US STEAG Subsidiary covering employees, former employees, directors, or former directors of such US STEAG Subsidiary or their beneficiaries, or providing benefits to such persons in respect of services provided to any such entity, including, but not limited to, any employee benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and any severance or change in control agreement, plan, policy, or program between the US STEAG Subsidiary and any employee thereof (collectively, the "US STEAG Benefit Plans"). For purposes of this Section 3.11, "US STEAG Subsidiary" includes any STEAG Subsidiary which has employees in the U.S., other than employees of STEAG subsidiaries incorporated outside the U.S.A. on temporary assignment or secondment in the U.S.A.

     (b) Contributions. All contributions and other payments required to be made for any period through the date to which this representation speaks, by any US STEAG Subsidiary to any US STEAG Benefit Plan (or to any person pursuant to the terms thereof) have been timely made or paid in full, or, to the extent not required to be made or paid on or before the date to which this representation speaks, have been properly reflected in the STEAG Financial Statements.

     (c) Qualification; Compliance. Each of the US STEAG Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code has either obtained from the Internal Revenue Service (the "IRS") a favorable determination letter as to its qualified status under the Code, including all amendments to the Code which are currently effective, or has time remaining to apply under applicable Treasury Regulations or Internal Revenue Service pronouncements for a determination or opinion letter and to make any amendments necessary to obtain a favorable determination or opinion letter; and, to the knowledge of STEAG, no circumstances exist that could reasonably be expected to result in the revocation of any such determination. Each US STEAG Subsidiary is in compliance in all material respects with, and each of the US STEAG Benefit Plans is and has been operated in all material respects in compliance with, all applicable laws, rules, and regulations governing such plan, including, without limitation, ERISA and the Code. Each US STEAG Benefit Plan intended to provide for the deferral of income, the reduction of salary or other compensation, or to afford other income tax benefits, complies in all material respects with the requirements of the applicable provisions of the Code or other laws, rules, and regulations required to provide such income tax benefits. There are no pending or, to the knowledge of STEAG, threatened claims under or in respect of any US STEAG Benefit Plan by or on behalf of any employee, former employee, director, former director, or beneficiary thereof, or otherwise involving any US STEAG Benefit Plan (other than routine claims for benefits).

     (d) Title I or IV Liabilities. No event has occurred and, to the knowledge of STEAG, there exists no condition or set of circumstances that would reasonably be expected (and none of the transactions contemplated hereunder are reasonably likely) to subject (i) any US STEAG Subsidiary to any material liability (whether to a governmental agency, a multiemployer plan, or any other person or entity) arising under or based upon any provision of Title I or Title IV of ERISA or (ii) STEAG, any US STEAG Subsidiary or any entity which under Code Section 414(b), (c), (m) or (o) would be required to be a single employer with any US STEAG Subsidiary to any material liability (whether to a governmental agency, a multiemployer plan or any other person or entity) arising under or based upon any provision under Title IV of ERISA.

     (e) Documents Made Available. STEAG has made available to Mattson a true and correct copy of each collective bargaining agreement to which any US STEAG Subsidiary is a party or under which any US STEAG Subsidiary has obligations and, with respect to each US STEAG Benefit Plan, where applicable, (i) such plan, including all amendments thereto, and the most recent summary plan description, (ii) the five (5) most recent annual reports filed with the IRS, (iii) each related trust agreement and insurance contract, (iv) the most recent determination of the IRS with respect to the qualified status of such US STEAG Benefit Plan, (v) the most recent actuarial report or valuation for the most recent three (3) years,
  (vi) compliance and nondiscrimination tests for the last three (3) plan years, (vii) all insurance policies and certificates purchased by or to provide benefits under such plan, (viii) all contracts and agreements to which any US STEAG Subsidiary is a party with third party administrators, actuaries, investment managers, consultants, and other independent contractors that relate to such plan, and (ix) standard Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") forms and notices and

  (x) every private letter ruling, prohibited transaction exemption or other ruling or determination from the IRS, Department of Labor, Pension Benefit Guaranty Corporation, or other Governmental Entity with respect to such plan. To the knowledge of STEAG, in the case of each US STEAG Benefit Plan, no employee handbook or similar employee communication relating to such plan nor any written communication of benefits under such plan from the administrator thereof, in either case that has not been delivered or made available to Mattson, describes the terms of such plan in a manner that is materially inconsistent with the documents and summary plan descriptions relating to such plan that have been made available pursuant to the foregoing sentence.

     (f) Post-Retirement Obligations. No US STEAG Benefit Plan provides post-retirement health or welfare benefits to any individual, other than as required by Section 601 et seq. of ERISA and Section 4980B of the Code or any other laws, rules, or regulations.

   3.12 Labor Matters. Each STEAG Subsidiary has conducted and currently is conducting its business in compliance in all material respects with all laws relating to employment and employment practices, terms, and conditions of employment, wages, and hours and nondiscrimination in employment. Except as disclosed in Section 3.12 of the STEAG Disclosure Schedule, there are, and during the past three years there have been, no labor strikes, slow-downs or work stoppages pending or, to STEAG's knowledge, threatened against or involving any STEAG Subsidiary. Except as disclosed in Section 3.12 of the STEAG Disclosure Schedule, none of the employees of any STEAG Subsidiary is covered by any collective bargaining agreement, no collective bargaining agreement is currently being negotiated, and, to STEAG's knowledge, no attempt is currently being made or during the past three years has been made to organize any employees of any STEAG Subsidiary to form or enter a labor union or similar organization.

   3.13 Tax Returns and Audits. For the purposes of this Agreement, a "Tax" or, collectively, "Taxes" means any and all federal, state, local, foreign, and other taxes, assessments, and other governmental charges, duties, impositions, and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use, and occupation, and value added, ad valorem, transfer, gains, franchise, capital stock, severance, withholding, payroll, recapture, employment, excise, unemployment insurance, social security, business license, occupation, business organization, stamp, environmental, and property taxes, together with all interest, penalties, and additions imposed with respect to such amounts. "Tax Return" as used in this Agreement, means a report, return, or other information required to be supplied to a Governmental Entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes STEAG or any STEAG Subsidiary, as the case may be, or Mattson or any Mattson Subsidiary, as the case may be.

   Except as set forth in Section 3.13 of the STEAG Disclosure Schedule hereto:

     (a) Filing of Timely Tax Returns. Each STEAG Subsidiary has filed (or there has been filed on its behalf) all material Tax Returns required to be filed by each of them under applicable law. All such Tax Returns were and are in all material respects true, complete, and correct and filed on a timely basis.

     (b) Payment of Taxes. Each STEAG Subsidiary has, within the time and in the manner prescribed by law, paid all Taxes required to have been paid except for those contested in good faith and for which adequate reserves have been taken.

     (c) Tax Liens. There are no Tax liens upon the assets of any STEAG Subsidiary except liens for Taxes not yet due.

     (d) Withholding Taxes. Each STEAG Subsidiary has complied in all material respects with the provisions of applicable law relating to the withholding of Taxes, including the requirement, within the time and in the manner prescribed by law, to withhold from employee wages and pay over to the proper Governmental Entities all amounts required.

     (e) Extensions of Time for Filing Tax Returns. No STEAG Subsidiary has requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed.

     (f) Waivers of Statute of Limitations. No STEAG Subsidiary has executed any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns.

     (g) Expiration of Statute of Limitations. The statute of limitations for the assessment of all Taxes has expired for all applicable Tax Returns of each STEAG Subsidiary or those Tax Returns have been examined by the appropriate taxing authorities for all periods through the date hereof, and no deficiency for any Taxes has been proposed, asserted, or assessed against any STEAG Subsidiary that has not been resolved and paid in full.

     (h) Audit, Administrative and Court Proceedings. No audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of any STEAG Subsidiary.

     (i) Powers of Attorney. No power of attorney currently in force has been granted by any STEAG Subsidiary concerning any Tax matter.

     (j) Tax Rulings. No STEAG Subsidiary has received a Tax Ruling (as defined below) or entered into a Closing Agreement (as defined below) with any taxing authority that would reasonably be expected to have a continuing STEAG Material Adverse Effect after the Closing Date. "Tax Ruling," as used in this Agreement, shall mean a written ruling of a taxing authority relating to Taxes. "Closing Agreement," as used in this Agreement, shall mean a written and legally binding agreement with a taxing authority relating to Taxes.

     (k) Availability of Tax Returns. STEAG has made available to Mattson complete and accurate copies of (i) all Tax Returns, and any amendments thereto, filed by any STEAG Subsidiary since January 1, 1998, (ii) all audit reports received from any taxing authority relating to any Tax Return filed by any STEAG Subsidiary and (iii) any Closing Agreements entered into by any STEAG Subsidiary with any taxing authority.

     (l) Tax Sharing Agreements. No STEAG Subsidiary is a party to any agreement relating to allocating or sharing of Taxes.

     (m) Liability for Others. No STEAG Subsidiary has any liability for Taxes of any person other than STEAG and the STEAG Subsidiaries (i) under any applicable law as a transferee or successor, (ii) by contract, or (iii) otherwise, excluding potential obligations to pay tax liabilities for foreign consultants or employees not to exceed $250,000 in the aggregate.

     (n) Affiliated Group. None of the STEAG Subsidiaries is and none has been a member of an affiliated group of corporations filing a consolidated income tax return, or a group of corporations filing a consolidated, combined, or unitary income tax return under applicable tax law, other than a group the common parent of which is or was STEAG itself, STEAG's parent company or another STEAG Subsidiary.

     (o) Accounting Adjustments. None of the STEAG Subsidiaries has agreed to make, nor is it required to make, any material adjustments under applicable tax law by reason of a change in accounting method or otherwise.

     (p) Partnerships or Joint Ventures. None of the STEAG Subsidiaries is and none has been a member of a limited liability company or a party to any joint venture, partnership, or other arrangement or contract that is reported as a partnership for income tax purposes.

     (q) Indemnities. None of the STEAG Subsidiaries has entered into any indemnity for the benefit of any person in connection with any Tax such as would reasonably be expected to result in a STEAG Material Adverse Effect.

   3.14 Environmental Matters. Except as disclosed in Section 3.14 of the STEAG Disclosure Schedule:

     (a) Compliance. Each STEAG Subsidiary is in compliance with all applicable Environmental Laws (as defined in Section 3.14(g)(ii) hereof), and neither STEAG nor any STEAG Subsidiary has received any written communication from any person or Governmental Entity that alleges that any STEAG Subsidiary is not in compliance with applicable Environmental Laws, except where the failure to be in such compliance would not in the aggregate reasonably be expected to have a STEAG Material Adverse Effect. STEAG has provided Mattson with complete and correct copies of or access to all reports, studies, assessments, and test results in its possession relating to any storage, use, or disposal of Hazardous Materials (as defined in Section 3.14(g)(iii) hereof) by any STEAG Subsidiary or on any property owned, leased to, controlled by, used by or adjacent to that of any STEAG Subsidiary.

     (b) Environmental Permits. Each STEAG Subsidiary has obtained or has applied for all environmental, health and safety permits, and governmental authorizations (collectively, the "Environmental Permits") necessary for the construction of its facilities or the conduct of its operations, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and each STEAG Subsidiary is in compliance with all terms and conditions of the Environmental Permits, except where the failure to be in compliance would not in the aggregate reasonably be expected to have a STEAG Material Adverse Effect, and STEAG believes that any transfer, renewal, or reapplication for any Environmental Permit required as a result of the Strategic Business Combination can be accomplished in the ordinary course of business.

     (c) Environmental Claims. There are no Environmental Claims (as defined in Section 3.14(g)(i) hereof) pending or, to STEAG's knowledge, threatened
  (i) against any STEAG Subsidiary or joint ventures, or (ii) against any real or personal property or operations that any STEAG Subsidiary owns, leases, or manages, in whole or in part.

     (d) Releases. To STEAG's knowledge, there have been no Releases (as defined in Section 3.14(g)(iv) hereof) of any Hazardous Material (as defined in Section 3.14(g)(iii) hereof) on, at, upon, into or from any property owned, leased to, controlled by or used by any STEAG Subsidiary, nor has there been any Release of Hazardous Material, including, but, not limited to, the off-site disposal of Hazardous Material, that would reasonably be expected to form the basis of any Environmental Claim against any STEAG Subsidiary, except any Environmental Claims that, individually or in the aggregate, would not have a STEAG Material Adverse Effect.

     (e) USTs, ACM and Lead-Based Paint. To STEAG's knowledge, there are no underground storage tanks or related piping located on, at, upon, into or from any property owned, leased to, controlled by or used by any STEAG Subsidiary, nor is there any asbestos or asbestos-containing material or lead-based paint in, on or at any property or any facility or equipment owned, leased or operated in connection with the business of any STEAG Subsidiary which would reasonably be expected to result in a STEAG Material Adverse Effect.

     (f) Predecessors. STEAG has no knowledge of any Environmental Claim pending or threatened, or of any Release of Hazardous Materials that would reasonably be likely to form the basis of any Environmental Claim, in each case against any person or entity (including, without limitation, any predecessor of any STEAG Subsidiary) whose liability any STEAG Subsidiary has or may have retained or assumed either contractually or by operation of law or against any real or personal property which any STEAG Subsidiary formerly owned, leased or managed, in whole or in part which would reasonably be expected to result in a STEAG Material Adverse Effect.

     (g) As used in this Agreement:

       (i) "Environmental Claim" means any and all administrative, regulatory, or judicial actions, suits, demands, demand letters, directives, claims, liens, investigations, proceedings, or notices of noncompliance or violation by any person or entity (including any Governmental Entity) alleging liability or potential liability (including, without limitation, potential responsibility for or liability for enforcement costs, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries, fines or penalties) arising out of, based on or resulting from (A) the presence, or Release or threatened Release into the environment, of any Hazardous Materials at any location, whether or not owned, operated, leased, or managed by any STEAG Subsidiaries or joint ventures (for purposes of this Section 3.14); (B) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law; or (C) any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation, or injunctive relief resulting from the presence or Release of any Hazardous Materials.

       (ii) "Environmental Laws" means all applicable federal, state, local, and foreign laws, rules, regulations, and requirements of common law relating to pollution, the environment (including, without limitation, ambient air, surface water, groundwater, land surface, or subsurface strata) or protection of human health as it relates to Hazardous Materials, including, without limitation, laws and regulations relating to Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of Hazardous Materials.

       (iii) "Hazardous Materials" means (a) any petroleum or petroleum products, radioactive materials, asbestos, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls ("PCBs") in regulated concentrations; (b) any chemicals, materials, or substances which are now defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," or words of similar import, under any Environmental Law; and (c) any other chemical, material, substance, or waste, which is regulated under any Environmental Law in a jurisdiction in which STEAG or any of its subsidiaries or joint ventures operate.

       (iv) "Release" means any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the atmosphere, soil, surface water, groundwater, or property.

   3.15 Litigation.

     (a) Except as disclosed in Section 3.15 of the STEAG Disclosure Schedule or in the STEAG Financial Statements (including the notes thereto), there are no actions, suits, arbitrations, regulatory or other proceedings, litigation, or governmental investigations by or before any court, arbitration or Governmental Entity (collectively, a "Legal Proceeding"), which is now pending or, to STEAG's knowledge, threatened (in writing) against or affecting any of the STEAG Subsidiaries, or any of the STEAG Subsidiaries' officers or directors in their capacity as such, or any of the STEAG Subsidiaries' respective properties or businesses, which, if decided adversely to the STEAG Subsidiaries, would reasonably be expected to have a STEAG Material Adverse Effect. Except as disclosed in Section
  3.15 of the STEAG Disclosure Schedule, none of the STEAG Subsidiaries is currently subject to any order, judgment, decree, injunction, stipulation, or consent order of or with any court or other Governmental Entity. Since January 1, 1998, none of the STEAG Subsidiaries has entered into any agreement to settle or compromise any Legal Proceeding pending or threatened against it which has involved any obligation other than the payment of money or for which any STEAG Subsidiary, as the case may be, has any continuing obligation.

     (b) There are no claims or Legal Proceedings pending or, to STEAG's knowledge, threatened (in writing) by or against STEAG with respect to this Agreement or in connection with the transactions contemplated hereby or thereby.

     (c) Except as set forth on Section 3.15 of the STEAG Disclosure Schedule, to STEAG's knowledge, there are no pending or threatened (in writing) claims against any director, officer, employee, or agent of the STEAG Subsidiaries in their capacity as such, or any other Person which, if decided adversely to such Person, would reasonably be expected to give rise to any claim for indemnification against any STEAG Subsidiary.

   3.16 Compliance with Applicable Laws. Except as disclosed in Section 3.16 of the STEAG Disclosure Schedule, each STEAG Subsidiary holds all permits, licenses, variances, exemptions, orders, and approvals of all Governmental Entities which are required for the operation of their respective businesses, except those the absence of which would not reasonably be expected to have a STEAG Material Adverse Effect (the "STEAG Permits"). Each STEAG Subsidiary is in compliance with the terms of the STEAG Permits, except where the failure so to comply would not reasonably be expected to have a STEAG Material Adverse Effect. Except as disclosed in Section 3.16 of the STEAG Disclosure Schedule, to STEAG's knowledge, neither STEAG nor any STEAG Subsidiary is in violation of any law, ordinance, or regulation of any Governmental Entity, except for possible violations which individually and in the aggregate do not have a STEAG Material Adverse Effect.

   3.17 Contracts; No Defaults. Except as described in Section 3.17 of the STEAG Disclosure Schedule, none of the STEAG Subsidiaries is a party to or subject to any agreement, contract, or commitment, written or, to the knowledge of STEAG, oral (including, without limitation, leases of real property), which
(i) has expected receipts or expenditures by any of the STEAG Subsidiaries, alone or in the aggregate, in excess of $5 million, other than purchase orders from customers and purchase orders to suppliers in the ordinary course of business, (ii) requires, as its primary purpose, any of the STEAG Subsidiaries to indemnify any Person, (iii) grants any exclusive material licenses or distributorships to any party, (iv) evidences indebtedness for borrowed or loaned money of $1 million or more, including guarantees of such indebtedness (other than trade accounts receivable and trade accounts payable), or (v) has an initial term of more than one year and is not cancelable without significant penalties by any of the STEAG Subsidiaries on 60 days' or less notice (other than employment agreements with a current term of three years or less) (each of the items described under (i) through (v), a "Material Contract"). None of the STEAG Subsidiaries is in default or, to STEAG's knowledge, alleged to be in default under any such Material Contract and, to STEAG's knowledge, no other party thereto is in default except as would not reasonably be expected to have a STEAG Material Adverse Effect. To STEAG's knowledge, nothing has occurred which, with or without the passage of time or giving of notice or both, would constitute a default by any STEAG Subsidiary or by any other party under any such Material Contract except as would not reasonably be expected to have a STEAG Material Adverse Effect. STEAG has not received any written or, to its knowledge, oral, notification that any such Material Contract is not likely to be renewed. The Strategic Business Combination contemplated by this Agreement will not create a default under or permit the termination of or otherwise adversely affect any such Material Contract in a manner that would reasonably be expected to have a STEAG Material Adverse Effect. Except as described in
Section 3.17 of the STEAG Disclosure Schedule hereto, neither STEAG nor any STEAG Subsidiary is required to give any notice to any person regarding this Agreement or the transactions contemplated hereby pursuant to the terms of any such Material Contract.

   3.18 Change in Control and Severance Payments. Except as set forth on
Section 3.18 of the STEAG Disclosure Schedule, none of the STEAG Subsidiaries have any material plans, programs, or agreements to which they are parties, or to which they are subject, pursuant to which payments (or acceleration of benefits) may be required upon, or may become payable directly or indirectly as a result of, a change of control of any of the STEAG Subsidiaries (including by reason of the consummation of the Strategic Business Combination), or otherwise upon termination of employment of any individual with any STEAG Subsidiary.

   3.19 Year 2000. As of the date hereof, the computer systems used by any of the STEAG Subsidiaries, and any third party service providers used by any of the foregoing, have not exhibited any material deficiencies with respect to formatting in connection with processing any dates after December 31, 1999 ("Year 2000 Problem"). All issues and modifications, if any, regarding the Year 2000 Problem compliance by the STEAG Subsidiaries have been resolved by third-party service providers and the STEAG Subsidiaries. To STEAG's knowledge, there is no inability on the part of any customer, insurance company, or service provider with which the STEAG Subsidiaries transact business to timely remedy their own deficiencies in respect of the Year 2000 Problem, which inability, individually or in the aggregate, would reasonably be expected to have a STEAG Material Adverse Effect.

   3.20 Broker's/Finder's Fees. Except for Morgan Stanley & Co. Incorporated, neither STEAG nor any officer, director, or employee of STEAG has employed any broker, finder, or investment banker or incurred any liability for any brokerage or investment banking fees, commissions, or finders' fees in connection with the transactions contemplated by this Agreement.

   3.21 Interim Operations of Newco. Newco is a newly organized Gesellschaft mit beschraenkter Haftung formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Prior to the Closing, Newco will not have conducted any business, incurred any liabilities, or engaged in any other transactions, other than entering into this Agreement and doing such acts as are necessary in its capacity as a holding company with respect to the Foreign STEAG Subsidiaries under this Agreement.

   3.22 Investment. STEAG is an "accredited investor" as defined in Rule 501(a) under the Securities Act of 1933, as amended. In making its investment decision to acquire the Mattson Shares, STEAG is not relying on any oral or written representations or assurances from Mattson or any other person other than as set forth in this Agreement, in a document executed by a duly authorized representative of Mattson making reference to this Agreement, or the Mattson SEC Documents (as defined in Section 4.5). STEAG has such experience in business and financial matters that it is capable of evaluating the risk of its investment in the Mattson Shares and determining the suitability of its investment. By reason of STEAG's business and financial and the business and financial experience of STEAG's professional advisors, STEAG has the capacity to protect its own interest in connection with the Strategic Business Combination. STEAG represents that it is able to bear the economic risk of an investment in the Mattson Shares. STEAG understands that no United States federal or state agency or similar agency of any other country has passed upon or made any recommendation or endorsement of Mattson, this transaction, or the acquisition of the Mattson Shares.

                                  ARTICLE IV.

                   REPRESENTATIONS AND WARRANTIES OF MATTSON

   Mattson represents and warrants to STEAG as follows, except as disclosed in a document of even date herewith and delivered by Mattson to STEAG referring to the representations and warranties in this Agreement (the "Mattson Disclosure Schedule"). (The Mattson Disclosure Schedule will be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article IV, and the disclosure in any such numbered and lettered section of the Mattson Disclosure Schedule shall qualify only the corresponding section in this
Article IV, except to the extent disclosure in any numbered and lettered section of the Mattson Disclosure Schedule is specifically cross-referenced in another numbered and lettered section of the Mattson Disclosure Schedule.)

   4.1 Due Incorporation, Subsidiaries, and Due Authorization.

     (a) Due Incorporation. Mattson is a corporation duly organized, validly existing, and in good standing under the laws of Delaware, with all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as now being conducted. Mattson is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the nature of the properties owned, leased, or operated by it and the business transacted by it require such qualification, except where the failure to be so qualified would not reasonably be expected to have a Mattson Material Adverse Effect (as defined in Section 4.6 hereof). True, correct, and complete copies of Mattson's Certificate of Incorporation and By-Laws, as amended, have been delivered to STEAG.

     (b) Subsidiaries. Except as set forth in Section 4.1 of the Mattson Disclosure Schedule, Mattson has no direct or indirect subsidiaries, either wholly or partially owned, and Mattson does not hold any economic, voting, or management interest in any Person or own any security issued by any Person. For purposes of this Agreement, any direct or indirect subsidiary of Mattson, whether wholly or partially owned, is a "Mattson Subsidiary." Except as set forth on in Section 4.1 of the Mattson Disclosure Schedule hereto, all of the issued and outstanding shares of capital stock of each Mattson Subsidiary are validly issued, fully paid, nonassessable, and free of preemptive rights, and are owned, directly or indirectly, by Mattson free and clear of any liens, claims, encumbrances, security interests, equities, charges, and options of any nature whatsoever, and there are no outstanding subscriptions, options, calls, contracts, voting trusts, proxies, or other commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument, or other agreement, obligating any such subsidiary to issue, deliver, or sell, or cause to be issued, delivered, or sold, additional shares of its capital stock or obligating it to grant, extend, or enter into any such agreement or commitment.

     (c) Due Authorization. Mattson has full corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance by Mattson of this Agreement have been duly and validly approved by the Board of Directors of Mattson, and no other actions or proceedings on the part of Mattson are necessary to authorize this Agreement and the transactions contemplated hereby, other than the approval of the Mattson Stockholder Proposal (as defined in Section 4.2(b)(iii)) by the stockholders of Mattson. Mattson has duly and validly executed and delivered this Agreement. This Agreement constitutes the legal, valid, and binding obligation of Mattson, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization, or other laws from time to time in effect which affect creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

   4.2 Non-Contravention; Consents and Approvals.

     (a) The execution and delivery of this Agreement by Mattson does not, and the performance by of its obligations hereunder and the consummation of the transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification, or acceleration of, or result in the creation or imposition of any lien upon any of the assets or properties of Mattson under any of the terms, conditions, or provisions of (i) the Certificate of Incorporation or Bylaws of Mattson, or (ii) subject to obtaining the necessary approval by the stockholders of Mattson and the taking of the actions described in paragraph (b) of this Section 4.2, (x) any Law applicable to Mattson or any judgment, decree, order, writ, permit, or license of any Governmental Entity applicable to Mattson or (y) any contract, agreement, or commitment to which Mattson is a party or by which Mattson or any of its assets or properties is bound, excluding from the foregoing clauses (x) and (y) conflicts, violations, breaches, defaults, terminations, modifications, accelerations, and creations and impositions of liens which would not reasonably be expected to have a Mattson Material Adverse Effect or result in the inability of Mattson to consummate the transactions contemplated by this Agreement.

     (b) No consent, approval, order, or notice to or authorization of, or registration, declaration, or filing with any Governmental Entity is required to be made or obtained by Mattson in connection with the execution and delivery of this Agreement or the consummation by Mattson of the transactions contemplated hereby, the failure to obtain which would reasonably be expected to have a Mattson Material

  Adverse Effect or prevent or materially delay the consummation of the transactions contemplated hereby, except for:

       (i) the filing of a pre-merger notification report under the HSR Act and the expiration or termination of the applicable waiting period thereunder, and, if applicable, the filing of required documents with relevant Governmental Entities of the countries or political subdivisions in which the STEAG Subsidiaries or CFM conduct business including, if applicable, any filing under the German Act Against Restraints on Competition of 1958 (Gesetz gegen Wettbewerbsbeschraenkungen) and the expiration or termination of the waiting period thereunder;

       (ii) the approval of the Mattson Shares for listing on NASDAQ upon official notice of issuance;

       (iii) the approval by the stockholders of Mattson of a single proposal (the "Mattson Stockholder Proposal") that provides for: (A) the Share Issuance and the issuance of shares of Mattson Common Stock pursuant to the CFM Agreement, and (B) if necessary to effect the Strategic Business Combination and/or the CFM Merger, an increase in the shares reserved under Mattson's stock option plans (the "Plan Reserve Increase"); and

       (iv) the consents and approvals specified on Section 4.2 of the Mattson Disclosure Schedule.

   4.3 Capitalization.

     (a) The authorized capital stock of Mattson consists of 60,000,000 shares of Mattson Common Stock, par value $0.001 per share, and 2,000,000 shares of Preferred Stock, par value $0.001 per share. On the date hereof, there are issued and outstanding 20,887,000 shares of Mattson Common Stock and no shares of Preferred Stock. All of the issued and outstanding shares of Mattson Common Stock are, and the Mattson Shares, when issued in accordance with the terms of this Agreement, will be, duly and validly authorized and issued and outstanding, fully paid, and nonassessable. On the date hereof, there are 6,575,000 shares of Mattson Common Stock reserved for issuance under Mattson stock option plans, of which 1,523,204 shares are subject to outstanding options, and no shares are reserved for issuance upon exercise of outstanding warrants.

     (b) Except for this Agreement and the CFM Agreement, and except as set forth above and in Section 4.3 of the Mattson Disclosure Schedule, there are no shares of Mattson Common Stock or other equity securities (whether or not such securities have voting rights) of Mattson issued or outstanding or any subscriptions, options, warrants, calls, rights, convertible securities, or other agreements or commitments of any character and no preemptive or similar rights obligating Mattson to issue, transfer, or sell any shares of capital stock or other securities (whether or not such securities have voting rights) of Mattson. Except for this Agreement and the CFM Agreement, and except as set forth in Section 4.3 of the Mattson Disclosure Schedule hereto, there are no outstanding contractual obligations of Mattson which relate to the purchase, sale, issuance, repurchase, redemption, acquisition, transfer, disposition, holding, or voting of any shares of capital stock or other securities of Mattson. Brad Mattson has entered into the Voting Agreement.

   4.4 Financial Statements; Undisclosed Liabilities; Other Documents.

     (a) For purposes of this Agreement, "Mattson Financial Statements" shall mean the audited financial statements of Mattson as of December 31, 1999 and December 31, 1998 (including all notes thereto), and the unaudited financial statements of Mattson included in Mattson's Quarterly Report on Form 10-Q for the quarter ended March 26, 2000, consisting of the consolidated balance sheets at such dates and the related consolidated statements of income, stockholders' equity, and cash flows for each of the twelve-month periods ended December 31, 1999, December 31, 1998, and December 31, 1997, and the three month period ended March 26, 2000. The Mattson Financial Statements have been prepared in accordance with US GAAP consistently applied and present fairly the financial position, assets and liabilities of Mattson as at the dates thereof and the revenues, expenses, results of operations, and cash flows of Mattson for the periods covered thereby.

     (b) Mattson and the Mattson Subsidiaries do not have any liabilities or obligations of any nature, whether accrued, contingent, absolute, or otherwise, except (i) as set forth or reflected in the March 26, 2000 balance sheet (the "Mattson Base Balance Sheet") in Mattson's Form 10-Q for the fiscal quarter ended March 26, 2000; (ii) such other liabilities and obligations that individually and in the aggregate, do not have and would not reasonably be expected to have a Mattson Material Adverse Effect; (iii) liabilities and obligations incurred since March 26, 2000 which are either incurred in the ordinary course of its business consistent with past practices or, if incurred outside the ordinary course of business are not substantial in amount; and (iv) as otherwise set forth on the Mattson Disclosure Schedule.

   4.5 SEC Filings. Except as set forth in Section 4.5 of the Mattson Disclosure Schedule hereto, Mattson has timely filed all required forms, reports, and other documents with the SEC since November 1, 1997, all of which complied when filed, in all material respects, with all applicable requirements of the Securities Act and Securities Exchange Act, as applicable. Mattson has heretofore delivered to STEAG complete and correct copies of (i) its Annual Report on Form 10-K for the fiscal year ended December 31, 1999, (ii) its Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2000,
(iii) all proxy statements relating to Mattson's meetings of shareholders (whether annual or special) since November 1, 1997 and (iv) all other reports, forms and other documents filed by Mattson with the SEC since November 1, 1997 (together, the "Mattson SEC Documents"). Except as set forth on Section 4.5 of the Mattson Disclosure Schedule hereto, as of their respective dates, such reports, forms and other documents (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The audited financial statements and the unaudited interim financial statements of STEAG included or incorporated by reference in such reports, forms and other documents were prepared in accordance with GAAP consistently applied during the periods involved (except as may be otherwise indicated in the notes thereto), and fairly present the financial position of Mattson as of the dates thereof and the results of its operations and changes in financial position for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments).

   4.6 No Material Adverse Effects or Changes. Except as listed on Section 4.6 of the Mattson Disclosure Schedule hereto, as contemplated by this Agreement, or as described in Mattson's Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2000, since January 1, 2000, neither Mattson nor any Mattson Subsidiary has (i) taken any of the actions set forth in subparagraphs
(a) through (k) of Section 5.2 hereof, (ii) suffered any Mattson Material Adverse Effect, and no facts or conditions exist which are reasonably likely to have, in the aggregate, a Mattson Material Adverse Effect, or (iii) suffered any damage, destruction, or Loss to any of its assets or properties which is material to Mattson (whether or not covered by insurance). "Mattson Material Adverse Effect" shall mean an effect on the business, operations, assets, liabilities, results of operations, cash flows or condition (financial or otherwise) of Mattson and the Mattson Subsidiaries, taken as a whole, which is materially adverse to Mattson and the Mattson Subsidiaries on a consolidated basis.

   4.7 Properties.

     (a) Except as disclosed on Section 4.7 of the Mattson Disclosure Schedule hereto, Mattson and each Mattson Subsidiary (i) has good and valid title to all of the tangible and intangible assets, properties, and rights reflected in the Mattson Base Balance Sheet or acquired after March 26, 2000 (other than assets leased under the leases set forth in Section 4.7 of the Mattson Disclosure Schedule hereto and assets disposed of in the ordinary course of business since the date of the Mattson Base Balance Sheet), and (ii) at the Closing Date will have good and valid title to all of such material tangible and intangible assets, properties, and rights referred to in clause (i) above, in each case free and clear of any lien, encumbrance, pledge or similar interest, except for Permitted Liens.

     (b) Except as otherwise identified in Section 4.7 of the Mattson Disclosure Schedule hereto, the material tangible assets of Mattson and each Mattson Subsidiary, taken as a whole, including all mobile equipment, are, in the aggregate, in good condition and repair, reasonable wear and tear excepted, and are, in the aggregate, in condition suitable for the use to which they are put in Mattson's business.

   4.8 Intellectual Property. Except as disclosed on Section 4.8 of the Mattson Disclosure Schedule hereto:

     (a) All of the trademarks, trade names, service marks, patents, copyrights (including any registrations of or pending applications for any of the foregoing), technology, trade secrets, inventions, know-how, designs, computer programs, processes, and all other intangible assets, properties, and rights used by Mattson or any Mattson Subsidiary in the conduct of its business, other than such items the loss or absence of which (individually or in the aggregate) would not have a Mattson Material Adverse Effect (the "Mattson Intellectual Property"), are either (i) owned by Mattson or any Mattson Subsidiary free and clear of any liens, and are not subject to any license, royalty, or other agreement or (ii) licensed by Mattson or the relevant Mattson Subsidiary pursuant to a valid and subsisting license agreement.

     (b) None of the Mattson Intellectual Property has been since January 1, 1998 or is the subject of any pending or, to Mattson's knowledge, threatened (in writing) litigation or claim of infringement.

     (c) No license or royalty agreement to which Mattson or any Mattson Subsidiary is a party, including any agreement regarding Licensed Intellectual Property as defined below, is, to Mattson's knowledge, in breach or default by any party thereto or the subject of any notice of termination given or threatened (in writing), which breach, default or termination would reasonably be expected to have a Mattson Material Adverse Effect.

     (d) To Mattson's knowledge, none of the products manufactured or sold by Mattson or any Mattson Subsidiary, nor any process, method, part, design, nor material they employ, nor the marketing and use by Mattson or any Mattson Subsidiary of any such product or any service, infringe any trademark, service mark, trade name, copyright, trade secret, patent, or confidential or proprietary rights of another and Mattson and the Mattson Subsidiaries have not received any written notice contesting their right to use any Mattson Intellectual Property, which claim or contestation, if successful, would reasonably be expected to have a Mattson Material Adverse Effect.

     (e) Mattson has disclosed to STEAG any standard forms of Assignment Agreement generally signed by employees of Mattson Subsidiaries. To Mattson's knowledge, all employees of the Mattson Subsidiaries who are employed for the purpose of the development, invention or creation of any Mattson Intellectual Property have signed an agreement which is substantially similar to the aforementioned form which, when signed by an employee, is valid and enforceable against such employee.

     (f) There are no exclusive licenses, exclusive distributorship agreements, or noncompetition agreements with respect to the use of any Mattson Intellectual Property or the development, sale, or distribution of any Mattson products, or any other material restrictions regarding the right of Mattson or any of the Mattson Subsidiaries to fully exploit Mattson Intellectual Property anywhere in the world. Neither Mattson nor any of the Mattson Subsidiaries is a party to any reseller or distribution agreement, other than agreements that can be cancelled or terminated without cost or penalty upon notice of sixty (60) days or less.

   4.9 Insurance. Section 4.9 of the Mattson Disclosure Schedule hereto contains an accurate and complete list of all policies of fire, liability, worker's compensation, title, and other forms of insurance owned or held by Mattson or any Mattson Subsidiary. All such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing Date have been, or prior to the Closing Date, will be, paid and no notice of cancellation or termination has been received with respect to any such policy except as would not have a Mattson Material Adverse Effect. Mattson has delivered to STEAG a true and complete copy or description of all insurance policies, including all occurrence-based policies, applicable to Mattson or the Mattson Subsidiaries, since January 1, 1998. Except as set forth in Section 4.9 of the Mattson Disclosure Schedule, neither Mattson nor any Mattson Subsidiary has been unable to obtain insurance with respect to its assets or operations since January 1, 1998.

   4.10 Employee Matters and ERISA. Except as set forth in Section 4.10 of the Mattson Disclosure Schedule hereto:

     (a) Benefit Plans. Section 4.11 of the Mattson Disclosure Schedule contains a true and complete list of each employee benefit plan, program, policy, arrangement, or agreement which is or has been sponsored, maintained, or contributed to by Mattson and the Mattson Subsidiaries covering employees, former employees, directors, or former directors of Mattson and the Mattson Subsidiaries or their beneficiaries, or providing benefits to such persons in respect of services provided to any such entity, including, but not limited to, any employee benefit plans within the meaning of Section 3(3) of ERISA, and any severance or change in control agreement, plan, policy, or program between Mattson and the Mattson Subsidiaries and any employee thereof (collectively, the "Mattson Benefit Plans"). Neither Mattson nor any Mattson Subsidiary is obligated to contribute to any "multi-employer plan" as defined in Section 3(37) ERISA.
  Section 4.11 of the Mattson Disclosure Schedule separately lists each Mattson Benefit Plan that has been adopted or maintained by any Mattson Subsidiary, whether formally or informally, for the benefit of employees outside of the United States ("Mattson International Benefit Plans").

     (b) Contributions. All contributions and other payments required to be made for any period through the date to which this representation speaks, by Mattson or any Mattson Subsidiary to any Mattson Benefit Plan (or to any person pursuant to the terms thereof) have been timely made or paid in full, or, to the extent not required to be made or paid on or before the date to which this representation speaks, have been properly reflected in the Mattson Financial Statements.

     (c) Qualification; Compliance. Each of the Mattson Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all amendments to the Code which are currently effective, or has time remaining to apply under applicable Treasury Regulations or Internal Revenue Service pronouncements for a determination or opinion letter and to make any amendments necessary to obtain a favorable determination or opinion letter; and, to the knowledge of Mattson, no circumstances exist that could reasonably be expected to result in the revocation of any such determination. Mattson and each Mattson Subsidiary is in compliance in all material respects with, and each of Mattson Benefit Plans is and has been operated in all material respects in compliance with, all applicable laws, rules, and regulations governing such plan, including, without limitation, ERISA and the Code. Each Mattson Benefit Plan intended to provide for the deferral of income, the reduction of salary or other compensation, or to afford other income tax benefits complies in all material respects with the requirements of the applicable provisions of the Code or other laws, rules, and regulations required to provide such income tax benefits. There are no pending or, to the knowledge of Mattson, threatened claims under or in respect of any Mattson Benefit Plan by or on behalf of any employee, former employee, director, former director, or beneficiary thereof, or otherwise involving any Mattson Benefit Plan (other than routine claims for benefits).

     (d) Title I or IV Liabilities. No event has occurred and, to the knowledge of Mattson, there exists no condition or set of circumstances that would reasonably be expected (and none of the transactions contemplated hereunder are reasonably likely) to subject Mattson or any Mattson Subsidiary to any material liability (whether to a governmental agency, a multiemployer plan, or any other person or entity) arising under or based upon any provision of Title I or Title IV of ERISA.

     (e) Documents Made Available. Mattson has made available to STEAG a true and correct copy of each collective bargaining agreement to which Mattson is a party or under which Mattson has obligations and, with respect to each Mattson Benefit Plan, where applicable, (i) such plan, including all amendments thereto, and the most recent summary plan description, (ii) the five (5) most recent annual reports filed with the IRS, (iii) each related trust agreement and insurance contract, (iv) the most recent determination of the IRS with respect to the qualified status of such Mattson Benefit Plan, (v) the most recent actuarial report or valuation for the most recent three (3) years, (vi) compliance and nondiscrimination tests for the last three (3) plan years, (vii) all insurance policies and certificates purchased by or to provide benefits under such plan, (viii) all contracts and agreements to which Mattson or any Mattson Subsidiary is a party with third party administrators, actuaries, investment managers, consultants and other independent contractors that relate to such plan, (ix) standard COBRA forms and notices, and (x) every private letter ruling, prohibited transaction exemption, or other ruling or determination from the IRS, Department of Labor, Pension Benefit Guaranty Corporation, or other Governmental Entity with respect to such plan. To the knowledge of Mattson, in the case of each Mattson Benefit Plan, no employee handbook or similar employee communication relating to such plan nor any written communication of benefits under such plan from the administrator thereof, in either case that has not been delivered or made available to STEAG, describes the terms of such plan in a manner that is materially inconsistent with the documents and summary plan descriptions relating to such plan that have been made available pursuant to the foregoing sentence.

     (f) Post Retirement Obligations. No Mattson Benefit Plan provides post-retirement health or welfare benefits to any individual, other than as required by Section 601 et seq. of ERISA and Section 4980B of the Code or any other laws, rules, or regulations.

   4.11 Labor Matters. Mattson and each Mattson Subsidiary have conducted and currently are conducting their businesses in compliance in all material respects with all laws relating to employment and employment practices, terms and conditions of employment, wages and hours, and nondiscrimination in employment. Except as disclosed on Section 4.11 of the Mattson Disclosure Schedule hereto, there are, and during the past three years there have been, no labor strikes, slow-downs or work stoppages pending or, to Mattson's knowledge, threatened against or involving Mattson or any Mattson Subsidiary. Except as disclosed in Section 4.11 of the Mattson Disclosure Schedule, none of the employees of Mattson or any Mattson Subsidiary is covered by any collective bargaining agreement, no collective bargaining agreement is currently being negotiated and, to Mattson's knowledge, no attempt is currently being made or during the past three years has been made to organize any employees of Mattson or the Mattson Subsidiaries to form or enter a labor union or similar organization.

   4.12 Tax Returns and Audits. Except as set forth in Section 4.12 of the Mattson Disclosure Schedule hereto:

     (a) Filing of Timely Tax Returns. Mattson and each Mattson Subsidiary have filed (or there has been filed on its behalf) all material Tax Returns required to be filed by it under applicable law. All such Tax Returns were and are in all material respects true, complete, and correct, and filed on a timely basis.

     (b) Payment of Taxes. Mattson and each Mattson Subsidiary have, within the time and in the manner prescribed by law, paid all Taxes required to have been paid except for those contested in good faith and for which adequate reserves have been taken.

     (c) Tax Liens. There are no Tax liens upon the assets of Mattson except liens for Taxes not yet due.

     (d) Withholding Taxes. Mattson and each Mattson Subsidiary have complied in all material respects with the provisions of applicable law relating to the withholding of Taxes, including the requirement, within the time and in the manner prescribed by law, to withhold from employee wages and pay over to the proper governmental authorities all amounts required.

     (e) Extensions of Time for Filing Tax Returns. Neither Mattson nor any Mattson Subsidiary has requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed.

     (f) Waivers of Statute of Limitations. Neither Mattson nor any Mattson Subsidiary has executed any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns.

     (g) Expiration of Statute of Limitations. The statute of limitations for the assessment of all Taxes has expired for all applicable Tax Returns of Mattson and each Mattson Subsidiary or those Tax Returns have been examined by the appropriate taxing authorities for all periods through the date hereof, and no deficiency for any Taxes has been proposed, asserted or assessed against Mattson or any Mattson Subsidiary that has not been resolved and paid in full.

     (h) Audit, Administrative and Court Proceedings. No audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of Mattson or any Mattson Subsidiary.

     (i) Powers of Attorney. No power of attorney currently in force has been granted by Mattson or any Mattson Subsidiary concerning any Tax matter.

     (j) Tax Rulings. Neither Mattson nor any Mattson Subsidiary has received a Tax Ruling or entered into a Closing Agreement with any taxing authority that would reasonably be expected to have a continuing Mattson Material Adverse Effect after the Closing Date.

     (k) Tax Sharing Agreements. Neither Mattson nor any Mattson Subsidiary is a party to any agreement relating to allocating or sharing of Taxes.

     (l) Liability for Others. Neither Mattson nor any Mattson Subsidiary has any liability in excess of $250,000 for Taxes of any person other than Mattson and the Mattson Subsidiaries (i) under any applicable law, as a transferee or successor, (ii) by contract or (iii) otherwise.

     (m) Affiliated Group. Neither Mattson nor any Mattson Subsidiary is or has been a member of an affiliated group of corporations filing a consolidated, combined, or unitary income tax return under applicable tax law other than a group the common parent of which is or was Mattson itself (or a Mattson subsidiary).

     (n) Accounting Adjustments. Neither Mattson nor any Mattson Subsidiary has agreed to make, nor is required to make, any material adjustment under applicable tax law by reason of a change in accounting method or otherwise.

     (o) Partnerships or Joint Ventures. Neither Mattson nor any Mattson Subsidiary is or has been a member of a limited liability company or a party to any joint venture, partnership, or other arrangement or contract that is reported as a partnership for federal income tax purposes.

     (p) Indemnities. Neither Mattson nor any Mattson Subsidiary has entered into an indemnity for the benefit of any person in connection with any Tax such as would reasonably be expected to have a Mattson Material Adverse Effect.

     (q) Availability of Tax Returns. Mattson has made available to STEAG complete and accurate copies of (i) all Tax Returns, and any amendments thereto, filed by Mattson and any Mattson Subsidiary since January 1, 1998,
  (ii) all audit reports received from any taxing authority relating to any Tax Return filed by Mattson or any Mattson Subsidiary and (iii) any Closing Agreements entered into by Mattson or any Mattson Subsidiary with any taxing authority.

   4.13 Environmental Matters. Except as disclosed in Section 4.13 of the Mattson Disclosure Schedule hereto:

     (a) Compliance. Mattson and each Mattson Subsidiary is in compliance with all applicable Environmental Laws and Mattson has not received any written communication from any person or Governmental Entity that alleges that Mattson or any Mattson Subsidiary is not in compliance with applicable Environmental Laws, except where the failure to be in such compliance would not in the aggregate reasonably be expected to have a Mattson Material Adverse Effect. Mattson has provided STEAG with complete and correct copies of or access to all reports, studies, assessments, and test results in its possession relating to any storage, use, or disposal of Hazardous Materials by Mattson and any Mattson Subsidiary or on any property owned, leased to, controlled by, used by or adjacent to that of Mattson or any Mattson Subsidiary.

     (b) Environmental Permits. Mattson and each Mattson Subsidiary have obtained or have applied for all Environmental Permits necessary for the construction of their facilities or the conduct of their operations, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and Mattson and each Mattson Subsidiary is in compliance with all terms and conditions of the Environmental Permits, except where the failure to be in compliance would not in the aggregate reasonably be expected to have a Mattson Material Adverse Effect, and Mattson believes that any transfer, renewal or reapplication for any Environmental Permit required as a result of the Strategic Business Combination can be accomplished in the ordinary course of business.

     (c) Environmental Claims. There are no Environmental Claims pending or threatened (i) against Mattson or any Mattson Subsidiary, any subsidiary or joint ventures, or (ii) against any real or personal property or operations Mattson or any Mattson Subsidiary owns, leases or manages, in whole or in part.

     (d) Releases. To Mattson's knowledge, there have been no Releases of any Hazardous Materials on, at, upon, into or from any property owned, leased to, controlled by or used by Mattson or any Mattson Subsidiary, nor has there been any Release of Hazardous Materials, including, but, not limited to, the off-site disposal of Hazardous Materials, that would reasonably be expected to form the basis of any Environmental Claim against Mattson or any Mattson Subsidiary, except any Environmental Claims that, individually or in the aggregate, would not have a Mattson Material Adverse Effect.

     (e) USTs, ACM and Lead-Based Paint. To Mattson's knowledge, there are no underground storage tanks or related piping located on, at, upon, into or from any property owned, leased to, controlled by or used by Mattson or any Mattson Subsidiary, nor is there any asbestos or asbestos-containing material or lead-based paint in, on or at any property or any facility or equipment owned, leased or operated in connection with the business of Mattson or any Mattson Subsidiary which would reasonably be expected to result in a Mattson Material Adverse Effect.

     (f) Predecessors. Mattson has no knowledge of any Environmental Claim pending or threatened, or of any Release of Hazardous Materials that would reasonably be likely to form the basis of any Environmental Claim, in each case against any person or entity (including, without limitation, any predecessor of Mattson or any Mattson Subsidiary) whose liability Mattson has or may have retained or assumed either contractually or by operation of law or against any real or personal property which Mattson or any Mattson Subsidiary formerly owned, leased or managed, in whole or in part which would reasonably be expected to result in a Mattson Material Adverse Effect.

   4.14 Litigation.

     (a) Except as disclosed in Section 4.14 of the Mattson Disclosure Schedule hereto or in the Mattson Financial Statements (including the notes thereto), there are no actions, suits, arbitrations, regulatory proceedings or other litigation, proceedings or governmental investigations by or before any court, arbitration or Governmental Entity which is now pending or, to Mattson's knowledge, threatened (in writing) against or affecting Mattson, Mattson Subsidiaries or any of their officers or directors in their capacity as such, or any of their respective properties or businesses which, if decided adversely to Mattson or the Mattson subsidiaries, would reasonably be expected to have a Mattson Material Adverse Effect. Except as set forth in Section 4.14 of the Mattson Disclosure Schedule, all of the proceedings pending against Mattson and Mattson Subsidiaries are covered and being defended by insurers (subject to such deductibles as are set forth in such Schedule). Except as disclosed in Section 4.14 of the Mattson Disclosure Schedule hereto, neither Mattson nor any Mattson Subsidiary is currently subject to any order, judgment, decree, injunction, stipulation or consent order of or with any court or other Governmental Entity. Since January 1, 2000, neither Mattson nor any Mattson Subsidiary has entered into any agreement to settle or compromise any proceeding pending or threatened against it which has involved any obligation other than the payment of money or for which Mattson or any Mattson Subsidiary, as the case may be, has any continuing obligation.

     (b) There are no claims, actions, suits, proceedings, or investigations pending or, to Mattson's knowledge, threatened (in writing) by or against Mattson with respect to this Agreement or in connection with the transactions contemplated hereby.

     (c) Except as set forth in Section 4.14 of the Mattson Disclosure Schedule, to Mattson's knowledge, there are no pending or threatened (in writing) claims against any director, officer, employee or agent of Mattson or the Mattson Subsidiaries, in their capacity as such, or any other Person which, if decided adversely to such Person would reasonably be expected to give rise to any claim for indemnification against Mattson or any Mattson Subsidiary.

   4.15 Compliance with Applicable Laws. Except as disclosed in Section 4.15 of the Mattson Disclosure Schedule hereto, Mattson and each Mattson Subsidiary holds all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are required for the operation of its business, except those the absence of which would not reasonably be expected to have a Mattson Material Adverse Effect (the "Mattson Permits"). Mattson and each Mattson Subsidiary is in compliance with the terms of Mattson Permits, except where the failure so to comply would not reasonably be expected to have a Mattson Material Adverse Effect. Except as disclosed in Section 4.15 of the Mattson Disclosure Schedule, to Mattson's knowledge, Mattson and each Mattson Subsidiary is not in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations which individually and in the aggregate do not have a Mattson Material Adverse Effect.

   4.16 Contracts; No Defaults. Except as described in Section 4.16 of the Mattson Disclosure Schedule, neither Mattson nor any Mattson Subsidiary is a party to or subject to any agreement, contract, or commitment, written or, to the knowledge of Mattson, oral (including, without limitation, leases of real property), which (i) has expected receipts or expenditures by Mattson or any Mattson Subsidiary, alone or in the aggregate, in excess of $2 million, other than purchase orders from customers and purchase orders to suppliers in the ordinary course of business, (ii) requires, as its primary purpose, Mattson or any Mattson Subsidiary to indemnify any Person, (iii) grants any exclusive material licenses or distributorships to any party, (iv) evidences indebtedness for borrowed or loaned money of $1 million or more, including guarantees of such indebtedness (other than trade accounts receivable and trade accounts payable), or (v) has an initial term of more than one year and is not cancelable without significant penalties by Mattson or any Mattson Subsidiary on 60 days' or less notice or (other than employment agreements with a current term of three years or less) (each of the items described under (i) through
(v), a "Material Contract"). Neither Mattson nor any Mattson Subsidiary is in default or alleged to be in default under any such Material Contract and, to Mattson's knowledge, no other party thereto is in default except as would not reasonably be expected to have a Mattson Material Adverse Effect. To Mattson's knowledge, nothing has occurred which, with or without the passage of time or giving of notice or both, would constitute a default by Mattson or any Mattson Subsidiary or by any other party under any such Material Contract except as would not reasonably be expected to have a Mattson Material Adverse Effect. Mattson has not received any written or, to its knowledge, oral, notification that any such Material Contract is not likely to be renewed. The Strategic Business Combination contemplated by this Agreement will not create a default under or permit the termination of or otherwise adversely affect any such Material Contract in a manner that would reasonably be expected to have a Mattson Material Adverse Effect. Except as described in Section 4.16 of the Mattson Disclosure Schedule hereto, neither Mattson nor any Mattson Subsidiary is required to give any notice to any person regarding this Agreement or the transactions contemplated hereby pursuant to the terms of any such Material Contract.

   4.17 Change in Control and Severance Payments. Except as set forth in
Section 4.17 of the Mattson Disclosure Schedule, neither Mattson nor any Mattson Subsidiary has any material plans, programs or agreements to which it is a party, or to which it is subject, pursuant to which payments (or acceleration of benefits) may be required upon, or may become payable directly or indirectly as a result of, or by reason of the consummation of the Strategic Business Combination.

   4.18 Year 2000. As of the date hereof, the computer systems used by Mattson, any Mattson Subsidiary and any third party service providers used by either of the foregoing have not exhibited any material deficiencies with respect to formatting for the Year 2000 Problem. All issues and modification, if any, regarding Year 2000 Problem compliance by Mattson or Mattson Subsidiaries have been resolved by third-party service providers and Mattson. To Mattson's knowledge, there is no inability on the part of any customer, insurance company or service provider with which Mattson or Mattson Subsidiaries transact business to timely remedy their own deficiencies in respect of the Year 2000 Problem, which inability, individually or in the aggregate, would reasonably be expected to have a Mattson Material Adverse Effect.

   4.19 Brokers and Finders. Except for Alliant Partners, neither Mattson nor any officer, director, or employee of Mattson has employed any brokers, finder or investment banker or incurred any liability for any brokerage or investment banking fees, commissions or finders' fees in connection with the transactions contemplated by this Agreement.

   4.20 Opinion of Financial Advisor. Mattson has received the opinion of Alliant Partners to the effect that the shares of Mattson Common Stock to be issued to STEAG in the Strategic Business Combination and the shares of Mattson Common Stock to be issued to stockholders of CFM pursuant to the CFM Merger, taken together, are fair from a financial point of view to the holders of Mattson Common Stock, and a true and correct copy of such opinion has been provided to STEAG.

   4.21 Vote Required. The approval of the Mattson Stockholder Proposal by the affirmative vote of a majority of the votes cast in person or by proxy by the holders of Mattson Common Stock is the only vote of the holders of any class or series of the capital stock of Mattson required to approve the Mattson Stockholder Proposal.

   4.22 Investment Company Act. Mattson and each Mattson Subsidiary (i) is not an "investment company," or a company "controlled" by, or an "affiliated company" with respect to, an "investment company" within the meaning of the Investment Company Act of 1940, as amended (the "Investment Company Act"), or
(ii) satisfies all conditions for an exemption from the Investment Company Act, and, accordingly, neither Mattson nor any Mattson Subsidiary is required to be registered under the Investment Company Act.

   4.23 CFM Agreement. Mattson has furnished to STEAG a true and complete copy of the proposed CFM Agreement, as well as the disclosure schedules thereto and the proposed related stock option and voting agreements contemplated by the recitals thereto, in each case in the form in which such document is being executed by the respective parties thereto concurrently with the execution of this Agreement by STEAG and Mattson.

                                   ARTICLE V.

                          CONDUCT PRIOR TO THE CLOSING

   5.1 Conduct of Business of STEAG Subsidiaries. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, STEAG and Newco agree (except to the extent expressly contemplated by this Agreement or as consented to in writing by Mattson), to carry on the business of the STEAG Subsidiaries in the ordinary course in substantially the same manner as heretofore conducted; to pay and to cause to be paid the debts and Taxes of the STEAG Subsidiaries when due subject to good faith disputes over such debts or Taxes, to pay or perform other obligations when due, and to use all reasonable efforts to preserve intact its present business organizations, keep available the services of the present officers, employees and consultants of the STEAG Subsidiaries and preserve the STEAG Subsidiaries' relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with the STEAG Subsidiaries. STEAG agrees to promptly notify Mattson of any event or occurrence described in clauses (a) through (s) below. Without limiting the foregoing, except as expressly contemplated by this

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Agreement (including with respect to the formation and capitalization of Newco and the transfer of the Foreign Subsidiaries Shares to Newco) or Section 5.1 of the STEAG Disclosure Schedule, STEAG shall not allow, cause or permit any of the STEAG Subsidiaries to do, cause, or permit any of the following as to any of them, without the prior written consent of Mattson:

     (a) Charter Documents. Cause or permit any amendments to any of their Memorandum and Articles of Association (Satzung), Management Board (Vorstand) Rules of Procedure (Geschaftsordnung), Articles, Bylaws, or other applicable organizational or charter documents;

     (b) Dividends; Change in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock, or property) in respect of any of their capital stock, or split, combine, or reclassify any of their capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of their capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of their capital stock except from former employees, directors, and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;

     (c) Stock Option Plans, Etc. Accelerate, amend, or change the period of exercisability or vesting of options or other rights granted under any of their stock plans or authorize cash payments in exchange for any options or other rights granted under any of such plans;

     (d) Issuance of Securities. Issue, deliver, or sell or authorize or propose the issuance, delivery, or sale of, or purchase or propose the purchase of, any shares of their capital stock or securities convertible into, or subscriptions, rights, warrants, or options to acquire, or other agreements or commitments of any character obligating them to issue any such shares or other convertible securities other than the issuance of shares of their common stock pursuant to the exercise of stock options, warrants, or other rights therefore outstanding as of the date of this Agreement;

     (e) Intellectual Property. Transfer to any person or entity any rights to STEAG Intellectual Property other than in the ordinary course of business consistent with past practice;

     (f) Exclusive Rights. Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of the STEAG Products or STEAG Intellectual Property;

     (g) Dispositions. Sell, lease, license, or otherwise dispose of or encumber any of their properties or assets which are material individually or in the aggregate, to the STEAG Subsidiaries, taken as a whole, except in the ordinary course of business, consistent with past practice;

     (h) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others other than intercompany loans from STEAG or any of its affiliates which loans will be cancelled at or prior to Closing;

     (i) Agreements. Enter into, terminate, or amend, in a manner which will adversely affect the business of the STEAG Subsidiaries (i) any agreement involving an obligation to pay or the right to receive $2,000,000 or more,
  (ii) any agreement relating to the license, transfer, or other disposition or acquisition of STEAG Intellectual Property rights or rights to market or sell STEAG Products, or (iii) any other agreement which is or would be a Material Contract, other than, in the case of clauses (i), (ii) and (iii), in the ordinary course of business;

     (j) Payment of Obligations. Pay, discharge, or satisfy in an amount in excess of $2,000,000 in the aggregate, any claim, liability, or obligation (absolute, accrued, asserted or unasserted, contingent, or otherwise) arising other than in the ordinary course of business, other than the payment, discharge, or satisfaction of liabilities reflected or reserved against in the STEAG Financial Statements;

     (k) Capital Expenditures. Make any capital expenditures, capital additions, or capital improvements in excess of $2,000,000 beyond the aggregate amounts provided in the operation plans for the STEAG
  Subsidiaries in effect on the date of the Agreement;

     (l) Insurance. Materially reduce the amount of any material insurance coverage provided by existing insurance policies, other than in the ordinary course of business;

     (m) Termination or Waiver. Terminate or waive any right of substantial value, other than in the ordinary course of business;

     (n) Employee Benefit Plans; New Hires; Pay Increases. Amend any STEAG Employee Plan or STEAG International Employee Plan or adopt any plan that would constitute a STEAG Employee Plan or STEAG International Employee Plan except as required by law, regulation or tax qualification requirement, hire any new executive officer-level employee or hire additional employees such that the number of worldwide employees of the STEAG Subsidiaries exceeds, in aggregate, 120% of the worldwide aggregate number of such employees on the date of this Agreement, pay any special bonus (except payments made pursuant to written agreements outstanding on the date hereof), or increase the benefits, salaries, or wage rates of its employees except in the ordinary course of business in accordance with its standard past practice; provided, that the STEAG Subsidiaries may pay such reasonable special bonuses and grant such reasonable increases in salaries, wages and other benefits as STEAG deems appropriate in order to attract or retain its employee work force and management personnel at levels consistent with current practice;

     (o) Severance Arrangements. Grant any severance or termination pay or benefits (i) to any director or officer or (ii) to any other employee of a US STEAG Subsidiary except payments made pursuant to written agreements outstanding on the date hereof and/or disclosed on the STEAG Disclosure Schedule and except for reasonable severance or termination arrangements as STEAG deems appropriate in order to attract or retain its employee work force and management personnel at levels consistent with current practice;

     (p) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association, or other business organization or division thereof or otherwise acquire or agree to acquire any assets which are material individually or in the aggregate, to the business of any of the STEAG Subsidiaries;

     (q) Taxes. Other than in the ordinary course of business, make or change any material election in respect of Taxes, adopt or change any material accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, enter into any closing agreement pertaining to material matters, settle any material claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes;

     (r) Revaluation. Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business or as required by applicable law or regulations; or

     (s) Other. Agree in writing or otherwise to take, any of the actions described in Sections 5.1(a) through (r) above, or take any action which would cause a material breach of its representations or warranties contained in this Agreement or prevent it from materially performing or cause it not to materially perform its covenants hereunder.

   5.2 Conduct of Business of Mattson. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, Mattson agrees (except to the extent expressly contemplated by this Agreement or as consented to in writing by STEAG), to carry on the business of Mattson in the ordinary course in substantially the same manner as heretofore conducted; to pay and to cause to be paid the debts and Taxes of Mattson and the Mattson Subsidiaries when due subject to good faith disputes over such debts or Taxes and to pay or perform other obligations when due, and to use all reasonable efforts to preserve intact its present business organizations, keep available the services of the present officers, key employees and consultants of Mattson and preserve Mattson's relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with Mattson, to the end that Mattson's good will and ongoing businesses shall be unimpaired at the Closing. Mattson agrees to promptly notify STEAG of any event or occurrence not in the ordinary course of business for Mattson, and of any event which could have a Mattson Material Adverse Effect. Without limiting the foregoing, except as expressly contemplated by this Agreement or Section 5.2 of the Disclosure Schedule, Mattson shall not do, cause, or permit any of the following, without the prior written consent of STEAG:

     (a) Charter Documents. Cause or permit any amendments to its Certificate of Incorporation or Bylaws;

     (b) Dividend; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock, or property) in respect of any of its capital stock, or split, combine, or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of their capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors, and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;

     (c) Transfer of Material Assets. Sell, transfer, convey, assign or otherwise dispose of its material assets or properties, except sales of inventory in the ordinary course of business, consistent with past practice;

     (d) Waiver of Claims. Waive, release or cancel any claims against third parties or debts owing to it, or any rights which have any value in an amount greater than $5,000,000;

     (e) Change in Accounting. Make any changes in its accounting systems, policies, principles or practices, other than as may be required by reason of changes in GAAP or rules and regulations of the SEC pertaining to accounting principles or practices;

     (f) Capital Expenditures. Authorize or make any capital expenditures which individually or in the aggregate are in excess of $25,000,000;

     (g) Tax Elections. Make or change any Tax election or Tax accounting method or settle or compromise any material federal, state, local or foreign Tax dispute, or waive or extend the statute of limitations in respect of any such Taxes or make any other Tax filings other than in the ordinary course of business and consistent with past practice or incident to the filing for extensions for Tax Reports;

     (h) Settlement. Pay or agree to pay any amount in settlement or compromise of any suits or claims of liability in an amount more than $10,000,000;

     (i) Issuances. Issue, sell, transfer, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or series of Mattson or any of its Subsidiaries, other than (i) issuances of Common Stock pursuant to the exercise of employee or director stock options outstanding on the date of this Agreement or that are granted in accordance with clause (iii) below,
  (ii) the issuance of up to 4,500,000 shares of Mattson Common Stock, plus the assumption of unexercised options to purchase stock of CFM, in the CFM Merger, (iii) additional options or stock-based awards to acquire Mattson Common Stock granted under the terms of any employee or director stock option or compensation plan or arrangement of Mattson as in effect as of this Agreement in the ordinary course consistent with past practice, or
  (iv) the issuance of up to 2,000,000 shares of Mattson Common Stock in connection with acquisitions of assets or businesses;

     (j) Certain Transactions. Adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Mattson or any of its significant Subsidiaries, other than transactions permitted under Sections 5.3(b) and (c);

     (k) Dispositions. Sell, lease, license or otherwise dispose of any of their properties or assets which are material individually or in the aggregate to the business of Mattson and its subsidiaries, taken as a whole, except in the ordinary course of business, consistent with past practice; or

     (l) Other. Take or agree in writing or otherwise to take, any of the actions described in Sections 5.2(a) through (k) above, or any action which would cause a material breach of its representations or warranties contained in this Agreement or prevent it from materially performing or cause it not to materially perform its covenants hereunder.

   5.3 Other Negotiations.

     (a) Prior to the termination of this Agreement pursuant to Article VIII (the "Exclusivity Period"), STEAG will not (and it will use its best efforts to assure that its officers, directors, employees, agents and affiliates do not on its behalf) take any action (directly or indirectly) to solicit, initiate, seek, encourage or support any inquiry, proposal or offer (whether written or oral) from, furnish any information to, or participate in any negotiations with, any corporation, partnership, person or other entity or group (other than discussions with Mattson) regarding any acquisition of STEAG or the STEAG Subsidiaries, any merger or consolidation with or involving STEAG or the STEAG Subsidiaries, or any acquisition of any material portion of the stock or assets of STEAG or any of the STEAG Subsidiaries. STEAG agrees that any such negotiations in progress as of the date hereof will be terminated or suspended during the Exclusivity Period. During the Exclusivity Period, STEAG will immediately notify Mattson regarding any contact by any third party regarding any offer, proposal or inquiry regarding any such acquisition or financing of STEAG or any of the STEAG Subsidiaries. In no event will STEAG or any of the STEAG Subsidiaries accept or enter into an agreement concerning any such third party transaction during the Exclusivity Period. During the Exclusivity Period, STEAG will immediately notify Mattson regarding any contact by any third party regarding any offer proposal or inquiry regarding any such acquisition.

     (b) During the Exclusivity Period, Mattson will not (and it will use its best efforts to assure that its officers, directors, employees, agents and affiliates do not on its behalf) take any action (directly or indirectly) to solicit, initiate, seek, or encourage any inquiry, proposal or offer (whether written or oral) from any corporation, partnership, person or other entity or group (other than discussions with STEAG), or, except in response to an unsolicited inquiry, proposal or offer (whether written or oral) from any such person, furnish any information to, or participate in any negotiations with any such person, regarding (i) any merger or consolidation with or involving Mattson which results in the stockholders of Mattson prior to such transaction owning less than 50% of the capital stock of the surviving corporation, or any acquisition of any material portion of the stock or assets of Mattson (an "Acquisition Transaction") or
  (ii) any acquisition, whether by merger, stock acquisition, asset acquisition, joint venture, partnership or otherwise, by Mattson of any business which competes with STEAG or the STEAG Subsidiaries in the RTP, CVD, wet processing or copper businesses. Mattson agrees that any such negotiations in progress as of the date hereof will be terminated or suspended during the Exclusivity Period. In no event will Mattson accept or enter into an agreement concerning any such third party transaction during the Exclusivity Period. During the Exclusivity Period, Mattson will immediately notify STEAG regarding any contact by any third party regarding any offer, proposal or inquiry regarding any such acquisition.

     (c) Notwithstanding the foregoing provisions of this Section 5.3, Mattson and STEAG will each have the right to conduct discussions with and furnish information to CFM with regard to the CFM Merger and the Strategic Business Combination, and further provided that Mattson and STEAG agree to provide each other prompt updates regarding any such discussions. Notwithstanding the foregoing provisions of this paragraph 5.3, Mattson is permitted to pursue negotiations with and furnish information in connection with potential transaction(s) disclosed to STEAG in writing prior to the date of this Agreement, and to enter into and consummate agreements to effectuate such transaction(s).

   5.4 German Counterpart Agreement. As promptly as practicable following the date of this Agreement, Mattson and STEAG shall execute and deliver the German-law-governed agreement attached as Exhibit D hereto (the "Counterpart Agreement"), which shall be notarized in accordance with German law or as otherwise agreed among the parties.

                                  ARTICLE VI.

                      ADDITIONAL AGREEMENTS AND COVENANTS

   6.1 Covenant to Satisfy Conditions. Subject to the terms and conditions hereof, each party hereto shall use its reasonable commercial efforts to take all action required of it to satisfy the conditions set forth in Article VII, and otherwise to fulfill its obligations under the terms of this Agreement and to facilitate the consummation of the transactions contemplated hereby. No party shall, nor shall any party permit any of its subsidiaries to, willfully take any action that would or is reasonably likely to result in a material breach of any provision of this Agreement or in any of its representations and warranties set forth in this Agreement being untrue in any material respect on and as of the Closing Date.

   6.2 Proxy Materials and Stockholder Approval. As soon as practicable after the date hereof, Mattson will prepare and file with the SEC, at its own expense, a joint proxy statement/prospectus relating to the Mattson Stockholder Proposal (the "Proxy Statement") to be presented for voting and adoption at meetings of the Mattson stockholders (the "Mattson Stockholders' Meeting") and the shareholders of CFM. Mattson will duly call, give notice of, convene and hold the Mattson Stockholders' Meeting as promptly as practicable to consider and vote on the Mattson Stockholder Proposal. Subject to its fiduciary obligations under applicable law, the Board of Directors of Mattson shall recommend to Mattson's stockholders the approval of the Mattson Stockholder Proposal. The Proxy Statement will comply as to form in all material respects with all applicable laws, including the Securities Exchange Act of 1934, as amended. STEAG shall provide such information about the STEAG Subsidiaries as Mattson shall reasonably request. The information supplied by Mattson for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to Mattson's stockholders or at the Closing, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication which has become false or misleading. Notwithstanding the foregoing, Mattson makes no representation, warranty or covenant with respect to any information supplied by STEAG in writing expressly for inclusion in the Proxy Statement. The information supplied by STEAG in writing expressly for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to Mattson's stockholders, nor at the Closing, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which it is made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication which has become false or misleading. Notwithstanding the foregoing, STEAG makes no representation, warranty or covenant with respect to any information contained in the Proxy Statement which was not provided in writing by STEAG expressly for inclusion in the Proxy Statement. Each of STEAG and Mattson agrees to provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Proxy Statement or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other's counsel and auditors in the preparation of the Proxy Statement. Mattson will promptly advise STEAG, and STEAG will promptly advise Mattson, in writing if at any time prior to the Closing either Mattson or STEAG shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Proxy Statement in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable law (including information relating to CFM). If at any time prior to the Closing Date any event with respect to Mattson, its officers, and directors or any of its subsidiaries shall occur which is or should be described in an amendment of, or a supplement to, the Proxy Statement, such event shall be so described and the presentation in such amendment or supplement of such information will not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading in any material respect or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading.

   6.3 Integration Committee. To facilitate transition and integration planning, Mattson, STEAG and CFM will maintain an integration committee (the "Integration Committee") consisting of the CEO's of Mattson, CFM and STEAG, Dr. Ludger Viefhues and the future head of integration planning for Mattson, which will continue to develop the organization and staffing plan prior to Closing. As of the Closing, the Mattson Board of Directors will establish and appoint in accordance with the procedures for establishing committees set forth in Mattson's By-laws an "Executive Staffing Committee," consisting of Dr. Jochen Melchior and Brad Mattson (and, if agreed by Mattson and STEAG, one additional representative of each of STEAG and Mattson), which will remain in place for one year following closing, and will be responsible during that period for making key personnel decisions (including the hiring and firing of CEO, CFO, COO, general managers for divisions). A mutually acceptable independent Mattson board member will be appointed as a tiebreaker in the event the Executive Staffing Committee reaches deadlock on an issue.

   6.4 Employee Benefits. For a period of two years following the Closing, Mattson will provide or cause benefits to be provided to all employees of the STEAG Subsidiaries who were employees of US STEAG Subsidiaries who were so employed immediately prior to the Closing ("STEAG Employees") that are no less favorable in the aggregate to the benefits provided to the STEAG Employee on the date of this Agreement, and thereafter will provide STEAG Employees with benefits comparable to those provided to similarly-situated and located employees of Mattson. Time of service with STEAG Subsidiaries shall be credited for all purposes, other than benefit accrual, under any comparable plans maintained by Mattson, except to the extent such credit would result in a duplication of benefits. Notwithstanding the foregoing, to the extent a Mattson sabbatical plan remains in effect for employees in a particular country, the service credited to STEAG Employees under the Mattson employee benefit programs shall not be considered for purposes of eligibility to participate in Mattson's sabbatical plan. Mattson and STEAG agree that where applicable with respect to any medical or dental benefit plan of Mattson, (i) Mattson shall waive, with respect to any STEAG Employee, any pre-existing condition exclusion and actively-at-work requirements (to the extent such exclusion or requirement would not have applied under the applicable Mattson employee benefit plan) and
(ii) any covered expenses incurred on or before the Closing by a STEAG Employee or a STEAG Employee's covered dependents shall be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Closing to the same extent as such expenses would be taken into account if incurred by similarly situated employees of Mattson. STEAG Employees shall receive compensation no less favorable than their current salaries. Mattson acknowledges the obligations of German companies toward their employees. Mattson shall provide continuation health care coverage to all STEAG Employees and their qualified beneficiaries who incur a qualifying event after the Closing Date in accordance with and to the extent required, under the continuation health care coverage requirements of Section 4980D of the Code and Sections 601 through 608 of ERISA ("COBRA"). STEAG shall be responsible for providing continuation coverage and all related notices to the extent required by law to any STEAG Employee (or qualified beneficiary) who incurs a "qualifying event" under COBRA on or before the Closing Date. STEAG and/or the relevant STEAG Subsidiary, as applicable, will terminate the STEAG RTP Systems Inc. 401(k) Savings Plan immediately prior to Closing, unless Mattson, in its sole and absolute discretion, agrees to sponsor and maintain such plan by providing STEAG with written notice of such election at thirty (30) days before the Closing Date. Unless Mattson provides such notice to STEAG, Mattson shall receive from STEAG evidence that the STEAG RTP Systems Inc. 401(k) Savings Plan has been terminated pursuant to resolutions of the relevant STEAG Subsidiary's Board of Directors (the form and substance of which resolutions shall be subject to review and approval by Mattson), effective as of the day immediately preceding the Closing Date.

   6.5 Sale of Shares Pursuant to Regulation D. The parties hereto acknowledge and agree that the Mattson Shares issuable to STEAG pursuant to Article II hereof, shall constitute "restricted securities" under the Securities Act. Until such time as such shares are no longer "restricted securities" under the Securities Act, the certificates of Mattson Common Stock shall bear the legend set forth in Section 2.5 hereof.

   6.6 Access to Information.

     (a) STEAG and its counsel and advisors shall have reasonable access during normal business hours to all books, records, assets and contracts of or relating to Mattson, and Mattson and its counsel and advisors shall have reasonable access during normal business hours to all books, records, assets and contracts of or relating to the STEAG Subsidiaries, in each case to complete such party's respective diligence investigation for the purposes of the Strategic Business Combination. Key personnel shall be made available by each party as necessary to assist in this diligence effort. Each party will permit the other party on prior notice to contact key customers and suppliers as part of the due diligence process.

     (b) Subject to compliance with applicable law, from the date hereof until the Closing, each of Mattson and STEAG shall confer on a regular and frequent basis with one or more representatives of the other party to report material operational matters and the general status of ongoing operations.

     (c) No information or knowledge obtained in any investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the transactions contemplated hereby. Notwithstanding the foregoing sentence, to the extent that either Mattson or STEAG obtains information which the receiving party knows the failure of which to include in the STEAG Disclosure Schedule or the Mattson Disclosure Schedule, as the case may be, would result in a breach of a representation and warranty herein by the other party, then the party that first obtained such information shall promptly notify the other in writing of such information and such other party may supplement or amend the STEAG Disclosure Schedule or the Mattson Disclosure Schedule, as the case may be; provided, however, that, if the disclosure pursuant to such supplement or amendment would constitute a basis pursuant to Section 7.2(b) or Section 7.3(b), as the case may be, under which Mattson or STEAG, respectively, would have the right to not consummate the Strategic Business Combination and the transactions contemplated hereby, then Mattson or STEAG shall have ten (10) days from the date of such amendment or supplement being delivered to the other party pursuant to Section 10.1 to terminate this Agreement pursuant to Section (h) or (i), respectively, after which such amendment or supplement shall be deemed accepted. Notwithstanding any other provision hereof, if the Closing occurs, any such supplement or amendment of the STEAG Disclosure Schedule or the Mattson Disclosure Schedule, as the case may be, will be effective to cure and correct for all purposes any breach of any representation, warranty or covenant which would have existed by reason of STEAG or Mattson, respectively, not having made such supplement or amendment.

   6.7 Confidentiality. The parties acknowledge that Mattson and STEAG have previously executed a Mutual Non-Disclosure Agreement dated February 25, 2000 (the "Non-Disclosure Agreement"), which Non-Disclosure Agreement is hereby incorporated herein by reference and shall continue in full force and effect in accordance with its terms.

   6.8 Public Disclosure. Unless otherwise permitted by this Agreement, Mattson and STEAG shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange or with the NASDAQ Stock Market (in which case the disclosing party shall, to the extent practicable within the time available to comply therewith, use its reasonable efforts to obtain the consent of the other party prior to such disclosure).

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

   6.9 Regulatory Approval; Further Assurances.

     (a) Each party shall use all reasonable efforts to file, as promptly as practicable after the date of this Agreement, all notices, reports, and other documents required to be filed by such party with any Governmental Entity with respect to the Strategic Business Combination and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Entity. Without limiting the generality of the foregoing, STEAG and Mattson shall, promptly after the date of this Agreement, prepare and file the notifications required under the HSR Act in connection with the Strategic Business Combination, and such filings as are required under the Act Against Restraints on Competition of 1958 (Gesetz gegen Wettbewerbsbeschrankungen). Each party shall use all reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant hereto in connection with the Strategic Business Combination and the other transactions contemplated by this Agreement. STEAG and Mattson shall respond as promptly as practicable to (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney general or other Governmental Entity in connection with antitrust or related matters. Each of STEAG and Mattson shall give the other party prompt notice of the commencement of any Legal Proceeding by or before any Governmental Entity with respect to the Strategic Business Combination or any of the other transactions contemplated by this Agreement, keep the other party informed as to the status of any such Legal Proceeding, and promptly inform the other party of any communication to or from, and any proposed undertaking or agreement with the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding any such filings or the Strategic Business Combination. STEAG and Mattson will consult and cooperate with one another in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion, or proposal made or submitted in connection with any Legal Proceeding under or relating to the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"). In addition, each party shall give the other prior notice of, and except as may be prohibited by any Governmental Entity or by any legal requirement, in connection with any Legal Proceeding under or relating to the Antitrust Laws or any other similar Legal Proceeding, each of STEAG and Mattson will permit authorized representatives of the other party to be present at and participate in each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion, or proposal made or submitted to any Governmental Entity in connection with any such Legal Proceeding.

     (b) Each of Mattson and STEAG shall use all reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the Antitrust Laws. In connection therewith, if any Legal Proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement is violative of any Antitrust Law, each of Mattson and STEAG shall cooperate and use all reasonable efforts vigorously to contest and resist any such Legal Proceeding, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent (each an "Order"), that is in effect and that prohibits, prevents, or restricts consummation of the Strategic Business Combination or any other transactions contemplated by this Agreement, including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal and all available legislative action, unless by mutual agreement Mattson and STEAG decide that litigation is not in their respective best interests. Notwithstanding the foregoing or any other provisions of this Agreement, nothing in this
  Section 6.9(b) shall limit a party's right to terminate this Agreement pursuant to Article VIII, so long as such party has up to then complied in all material respects with its obligations under this Section 6.9(b). Each of STEAG and Mattson shall use all reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement. Notwithstanding anything to

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

  the contrary in this Agreement, neither Mattson nor STEAG shall be required to hold separate (including by trust or otherwise) or divest any of their respective businesses or assets.

   6.10 Legal Requirements. Subject to 6.9(b), each of STEAG, and Mattson will, and will cause their respective subsidiaries to, take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of or any registration, declaration, or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

   6.11 Stock Option Grants. Effective on the Closing, the Board of Directors of Mattson will grant options to purchase 850,000 shares of Mattson Common Stock (as adjusted for any stock split, stock dividend, reverse stock split and recapitalization) to directors, officers and employees of the STEAG subsidiaries under existing Mattson Stock Option Plans, with an exercise price equal to the fair market value of Mattson Common Stock on the date of the Closing and with other terms consistent with outstanding Mattson Stock options.

   6.12 Conveyance Taxes. STEAG and Mattson shall cooperate in the preparation, execution, and filing of all returns, questionnaires, applications, or other documents regarding any property transfer or gains, sales, use, value added, stock transfer, and stamp Taxes, any transfer, recording, registration, and other fees or any similar taxes that become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Closing. Each party shall pay any such Taxes or fees imposed on it by any taxing authority (and any penalties and interest with respect to such Taxes and fees) that become payable in connection with the transactions contemplated by this Agreement.

   6.13 STEAG Intercompany Indebtedness; Transfer to Newco.

     (a) As soon as practicable after the date of this Agreement, STEAG will cause agreements or instruments of transfer with respect to the transfer of the Foreign STEAG Subsidiaries to Newco to be duly executed and, to the extent necessary, filed or registered. Thereafter, STEAG will use commercially reasonable efforts to cause Newco to become the owner, in accordance with all applicable legal requirements, of the Foreign Subsidiary Shares.

     (b) As soon as practicable after the date of this Agreement but, in any event, prior to the Closing, STEAG will take such action as is reasonably necessary to cause all indebtedness of any of the STEAG Subsidiaries to STEAG or any of its affiliates (other than another STEAG Subsidiary), other than Excluded Indebtedness (as defined in the next sentence) to be cancelled without any payment on the part of such STEAG Subsidiaries. The term Excluded Indebtedness means: (i) accounts payable to STEAG Electronic Systems spol s r.o.; (ii) any reimbursement obligations under any other provision of this Agreement; (iii) rental payments owed under leases between any STEAG Subsidiary and STEAG Walsum Immobilien AG; (iv) obligations under the Profit Transfer Contracts; and (v) obligations to reimburse payments made by STEAG to or on behalf of certain employees in France. As of the date of this Agreement, the amount of indebtedness of the STEAG Subsidiaries to STEAG that will be forgiven pursuant to this Section 6.13(b) is approximately DM 200,000,000.

   6.14 Non-Solicitation of Employees. Mattson and STEAG each agrees that, without the prior written consent of the other, it will not, and will cause its controlled affiliates not to, during the term of this Agreement and for a period of one year from the date of termination of this Agreement directly or indirectly (including through instruction to its agents) solicit for employment any person who is now employed by the other; provided however, that neither Mattson nor STEAG nor any of their respective affiliates is prohibited from making general, public solicitations for employment for any position or from employing any current employee of the other party who contacts the party on his or her own initiative and without impermissible solicitation by such party. The obligations set forth in this Section 6.14 will survive the termination of this Agreement.

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

   6.15 NASDAQ Listing. Mattson will use its reasonable commercial efforts to cause the Mattson Shares issuable pursuant to the terms of this Agreement to be approved for listing on NASDAQ, subject to official notice of issuance, as promptly as practicable after the date of this Agreement and in any event prior to the Closing.

   6.16 Directors; Nominating Committee; Officers. Mattson shall cause the actions required to be taken as of Closing under Section 1 of the Stockholder Agreement to be taken on or prior to the Closing Date, including (a) causing the Board of Directors of Mattson to be expanded from five (5) to seven (7) members; (b) causing two (2) persons designated by STEAG to be appointed to the Board of Directors of Mattson; (c) causing one of the STEAG designees to be named Chairman of the Board of Directors of Mattson; and (d) causing Mattson's Bylaws to be amended. During the period between the Early Condition Satisfaction Date, if applicable, and the Closing Date, Mattson will provide the STEAG designees with notice of all meetings of the Board (at such times and with such additional information as is provided to current directors) and shall permit such STEAG designees to attend, either in person or by videoconference, all such meetings, subject to such STEAG designees agreeing to keep confidential all information disclosed in connection with such meetings.

   6.17 Name. The name of the company resulting from the Strategic Business Combination (the "Company") will be Mattson or such other name, if any, which the parties, acting through the Integration Committee, mutually determine to be more beneficial to the company's business, such determination to be made in a timely manner. In the event that a different name is agreed upon, Mattson shall take such corporate and other action as is reasonably necessary to effect such name change. Within one year after the Closing Date, Mattson will cause the names of each of the STEAG Subsidiaries to be changed so as to no longer include the name "STEAG," and from and after the first anniversary of the Closing Date, Mattson shall, and shall cause its subsidiaries to, otherwise discontinue the use of the name "STEAG". Notwithstanding the foregoing, Mattson and its subsidiaries may continue to use any current product names and trademarks containing the name "STEAG" to the extent associated with any products currently manufactured and sold by the STEAG Subsidiaries, as well as modified, but otherwise substantially similar, versions of such products.

   6.18 Access to Business Records. From and after the Closing, each party shall afford the other reasonable access to all preclosing business records of or directly relating to the STEAG Subsidiaries, upon reasonable notice during ordinary business hours for all reasonable business purposes, and each party shall permit the other party to make copies of any such records and retain possession of such copies.

                                  ARTICLE VII.

                CONDITIONS TO THE STRATEGIC BUSINESS COMBINATION

   7.1 Conditions to Each Party's Obligation to Consummate the Strategic Business Combination. The respective obligations of each party to consummate the Strategic Business Combination shall be subject to the satisfaction on or prior to the Closing Date of the following conditions, except that, to the extent permitted by applicable law, such conditions may be waived in writing by the joint action of the parties hereto; provided, however, that the condition specified in Section 7.1(g) hereof may be waived only by a written instrument executed by each of Mattson, STEAG and CFM:

     (a) Stockholder Approval. The stockholders of Mattson shall have approved the Mattson Stockholder Proposal in accordance with Mattson's Certificate of Incorporation and By-laws, applicable state corporate laws and the rules and listing requirements of NASDAQ and in accordance with this Agreement.

     (b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction, or other order issued by any court of competent jurisdiction or any other Governmental Entities, or other legal or regulatory restraint or prohibition preventing the consummation of the Strategic Business Combination shall be and remain in effect, nor shall there be any action taken, or any law, statute, rule, regulation, decree or order been enacted, adopted, entered, enforced, or deemed applicable to the Strategic Business Combination, which remains in effect and which makes the consummation of the Strategic Business Combination illegal.

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

     (c) Regulatory Approval. Any waiting period applicable to the Strategic Business Combination or any of the transactions contemplated hereby, including but not limited to a waiting period under HSR Act or the Act Against Restraint on Competition of 1958 (Gesetz gegen Wettbewerbeschrenkuyen) shall have expired or been terminated, and any other required U.S. or German regulatory approvals, including, but not limited to, any approvals required by the German cartel office or the European Union or any council, commission, or subdivision thereof, shall have been obtained. STEAG and each of the STEAG Subsidiaries, and Mattson shall have timely obtained from each Governmental Entity all approvals, waivers, and consents, if any, necessary for consummation of the Strategic Business Combination and the several transactions contemplated hereby, including such approvals, waivers, and consents as may be required under the Securities Act, and under state Blue Sky laws.

     (d) NASDAQ Listing. The Mattson Shares issuable pursuant to the Strategic Business Combination shall have been approved for listing by NASDAQ upon official notice of issuance.

     (e) Legal Proceedings. There shall not be pending any Legal Proceeding by any Governmental Entity or other person: (i) challenging or seeking to restrain or prohibit the consummation of the Strategic Business Combination; (ii) relating to the Strategic Business Combination and seeking to obtain from Mattson, STEAG, or the STEAG Subsidiaries any damages or other relief that would be material to either Mattson or STEAG;
  (iii) seeking to prohibit or limit in any material respect Mattson's ability to vote, receive dividends with respect to, or otherwise exercise ownership rights with respect to the stock of the STEAG Subsidiaries; (iv) seeking to prohibit or limit in any material respect STEAG's ability to vote, receive dividends with respect to, or otherwise exercise ownership rights with respect to the Mattson Shares, (v) which would materially and adversely affect the right of Mattson to own the assets or operate the business of the STEAG Subsidiaries; (vi) seeking to compel Mattson, STEAG or any of their controlled affiliates to dispose of or hold separate any material assets, (vii) which is reasonably likely to have a STEAG Material Adverse Effect or a Mattson Material Adverse Effect, or (viii) which is reasonably likely to enjoin, restrain or prohibit any integration of any operations of the STEAG Subsidiaries with those of Mattson or Mattson's Subsidiaries.

     (f) Transfers to Newco. Newco shall have become the owner, in accordance with all applicable legal requirements, of the outstanding capital stock of all of the Foreign STEAG Subsidiaries.

     (g) Closing of CFM Merger. The closing of the CFM Merger shall occur concurrently with the Closing.

   7.2 Conditions to Obligations of Mattson. The obligations of Mattson to consummate the Strategic Business Combination and the transactions contemplated under the Agreement shall be further subject to the satisfaction, at or prior to the Closing, of the following conditions, except as may be waived by Mattson in writing:

     (a) Compliance With Agreements and Covenants. STEAG and the STEAG Subsidiaries each shall have performed and complied in all material respects with all of its covenants, obligations and agreements contained in this Agreement to be performed and complied with on or prior to the Closing Date.

     (b) Representations and Warranties. The representations and warranties of STEAG contained herein (i) shall be true and correct in all material respects, on and as of the date of this Agreement, and (ii) shall also be true and correct, on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except for such inaccuracies which in the aggregate do not constitute, and are not reasonably expected to result in, a STEAG Material Adverse Effect (disregarding for purposes of evaluating whether subsection (b)(ii) of this condition is satisfied, any "Material Adverse Effect" or other materiality qualifications contained in such representations and warranties).

     (c) Closing Certificate. Mattson shall have received a certificate signed by authorized officers of STEAG, dated the Closing Date, certifying that the conditions set forth in Section 7.2(a) and 7.2(b) have been satisfied.

     (d) Consents and Approvals. Mattson shall have received written evidence reasonably satisfactory to it that all consents and approvals required to be obtained in connection with the Strategic Business Combination and the transactions contemplated hereby have been obtained and shall be in full force and effect, and all required filings have been made, other than those consents and approvals which, individually and in the aggregate, would not have a Mattson Material Adverse Effect.

     (e) No STEAG Material Adverse Effect. No STEAG Material Adverse Effect shall have occurred and no event shall have occurred which, in the reasonable judgment of Mattson, is reasonably likely to have a STEAG Material Adverse Effect.

     (f) Stockholder Agreement. STEAG shall have executed the Stockholder Agreement substantially in the form set forth as Exhibit B (the
  "Stockholder Agreement"), with full force and effect from and after the Closing.

     (g) Opinion. Counsel for STEAG in the U.S.A. shall have delivered to Mattson an opinion in the form attached hereto as Exhibit 7.2(g).

     (h) Transition Services Agreement. STEAG shall have executed a Transition Services Agreement to be mutually agreed by STEAG and Mattson, acting through the Integration Committee, and having terms consistent with the key points set forth in Exhibit C (the "Transition Services
  Agreement"), with full force and effect from and after the Closing.

     (i) Subsidiary Director Resignations. Mattson shall have received the written resignations, effective as from the Closing Date, of the directors of all of the STEAG Subsidiaries, except for those employee/directors whom the parties have mutually agreed, through the Integration Committee, to retain immediately following the Closing.

     (j) Other Closing Documents. Mattson shall have received the share certificates evidencing the STEAG Shares, the documents and instruments required for the notarization and transfer of the STEAG Shares and such other closing and transfer documents as Mattson shall reasonably request to effect and consummate the Strategic Business Combination and the transactions contemplated hereby, in each case in form and substance reasonably satisfactory to Mattson and its counsel.

   7.3 Conditions to Obligations of STEAG. The obligations of STEAG to consummate the Strategic Business Combination under this Agreement shall be further subject to the satisfaction, at or prior to the Closing, of the following conditions except as may be waived by STEAG in writing:

     (a) Compliance with Agreements and Covenants. Mattson shall have performed and complied in all material respects with all of its covenants, obligations and agreements contained in this Agreement, to be performed and complied with on or prior to the Closing Date.

     (b) Representations and Warranties. The representations and warranties of Mattson contained herein (i) shall be true and correct on and as of the date of this Agreement in all material respects, and (ii) shall also be true and correct on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except for such inaccuracies which, in the aggregate, do not constitute and are not reasonably expected to result in, a Mattson Material Adverse Effect (disregarding for purposes of evaluating whether subsection (b)(ii) of this condition is satisfied, any "Material Adverse Effect" or other materiality qualifications contained in such representations and warranties).

     (c) Closing Certificate. STEAG shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of Mattson, dated the Closing Date, certifying that the conditions set forth in Section 7.3(a) and 7.3(b) have been satisfied.

     (d) Consents and Approvals. STEAG shall have received written evidence reasonably satisfactory to it that all consents and approvals required to be obtained in connection with the Strategic Business Combination and the transactions contemplated hereby have been obtained and shall be in full force and effect, and all required filings have been made other than those consents and approvals which, individually and in the aggregate, would not have a STEAG Material Adverse Effect.

     (e) No Mattson Material Adverse Effect. No Mattson Material Adverse Effect shall have occurred and no event shall have occurred which, in the reasonable judgment of STEAG, is reasonably likely to have a Mattson Material Adverse Effect.

     (f) Other Closing Documents. STEAG shall have received share certificates evidencing the Mattson Shares and such other documents and instruments as STEAG shall reasonably request to effect and consummate the Strategic Business Combination and the transactions contemplated hereby, in each case in form and substance reasonably satisfactory to STEAG and its counsel.

     (g) Stockholder Agreement. Mattson and Brad Mattson shall have executed the Stockholder Agreement, with full force and effect from and after the Closing.

     (h) Transition Services Agreement. Mattson shall have executed the Transition Services Agreement, with full force and effect from and after the Closing.

     (i) Opinion. Counsel for Mattson shall have delivered to STEAG an opinion in the form attached hereto as Exhibit 7.3(i).

     (j) Composition of Board of Directors; Officers; Nominating Committee; Bylaws. The actions required under Section 1 of the Stockholder Agreement as of Closing shall have been taken.

     (k) Option Grants. The grants of options contemplated under Section 6.11 of this Agreement shall have been made effective as of the Closing.

                                 ARTICLE VIII.

                       TERMINATION, AMENDMENT AND WAIVER

   8.1 Optional Termination. This Agreement may be terminated at any time prior to the Closing by action taken or authorized by the Board of Directors or the Supervisory Board, as applicable, of the terminating party or parties and, except as provided below, whether before or after approval of the Mattson Stockholder Proposal by the stockholders of Mattson:

     (a) By mutual written consent of Mattson, STEAG and CFM;

     (b) By either Mattson or STEAG, if the Closing shall not have occurred on or before February 28, 2001 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date;

     (c) By either Mattson or STEAG, if any Governmental Entity (i) shall have issued an order, decree or ruling or taken any other action (which the parties shall have used their reasonable commercial efforts to resist, resolve or lift, as applicable, in accordance with Section 6.9) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable or (ii) shall have failed to issue an order, decree or ruling or to take any other action, and such denial of a request to issue such order, decree, ruling or take such other action shall have become final and nonappealable (which order, decree, ruling or other action the parties shall have used their reasonable commercial efforts to obtain, in accordance with Section 6.9), in the case of each of (i) and (ii) which is necessary to fulfill the conditions set forth in Article VII, as applicable; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose failure to use their reasonable commercial efforts has been the cause of such action or inaction;

     (d) By either Mattson or STEAG, if the approval of the stockholders of Mattson contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of Mattson stockholders (including any adjournment or postponement thereof) at which the vote was taken; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if the failure to obtain such approval is attributable to a failure on the part of such party to perform any material obligation required to be performed by such party;

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

     (e) By STEAG, if (i) Mattson shall have materially breached its obligations under this Agreement by reason of a failure to call the Mattson Stockholders Meeting in accordance with this Agreement or a failure to prepare and mail to its stockholders the Proxy Statement as required hereunder, (ii) Mattson's Board of Directors shall have failed to recommend that Mattson's stockholders vote in favor of approval of the Mattson Stockholder Proposal or shall have withdrawn, modified or changed in a manner adverse to STEAG such recommendation, whether or not permitted by the terms of this Agreement (iii) Mattson shall have entered into a definitive acquisition agreement for an Acquisition Transaction involving Mattson, or (iv) an Acquisition Transaction involving Mattson shall have occurred, or (v) Mattson shall have materially breached its obligations under Section 5.3(b), or (vi) Brad Mattson shall have materially breached his obligations under the Voting Agreement;

     (f) By Mattson if (i) Mattson shall have entered into a definitive acquisition agreement for an Acquisition Transaction or (ii) an Acquisition Transaction involving Mattson shall have occurred;

     (g) By Mattson, if STEAG shall have materially breached its obligations under Section 5.3(a), but only if such breach results in STEAG entering into a third party acquisition agreement prohibited by such provision or otherwise materially adversely affects Mattson's ability to consummate the transactions contemplated by this Agreement.

     (h) By Mattson if (i) any of STEAG's representations and warranties shall have been inaccurate as of the date of this Agreement or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in
  Section 7.2(b) would not be satisfied or (ii) any of STEAG's covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.2(a) would not be satisfied; provided, however, that if an inaccuracy in the representations and warranties of STEAG arising as of a date subsequent to this Agreement is curable by STEAG by the Termination Date and STEAG is continuing to exercise all reasonable efforts to cure such inaccuracy, then Mattson may not terminate this Agreement under this Section 8.1(h) on account of such inaccuracy;

     (i) By STEAG if (i) any of Mattson's representations and warranties shall have been inaccurate as of the date of this Agreement or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in
  Section 7.3(b) would not be satisfied or (ii) if any of Mattson's covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.3(a) would not be satisfied; provided, however, that if an inaccuracy in Mattson's representations and warranties arising as of a date subsequent to the date of this Agreement is curable by Mattson by the Termination Date and Mattson is continuing to exercise all reasonable efforts to cure such inaccuracy, then STEAG may not terminate this Agreement under this Section 8.1(i) on account of such inaccuracy; or

     (j) By STEAG, if the Closing Stock Price (as defined in this Section 8.1(j)) is less than $20.00 (subject to appropriate adjustment in the event of a Capital Change). The "Closing Stock Price" shall mean the average of the closing sale prices of Mattson Common Stock as reported in the Wall Street Journal on the basis of information provided by the Nasdaq National Market for each of the twenty trading days immediately preceding (but not including) the date two (2) business days prior to the earlier of (i) the satisfaction or waiver of each of the conditions set forth in Article VII hereof and (ii) the STEAG Early Condition Satisfaction Date, if applicable. Notwithstanding the foregoing, STEAG shall not be permitted to terminate this Agreement pursuant to this Section 8.1(j) if the Closing Stock Price is at least $15.78, provided that Mattson, in its sole discretion, elects to deliver to STEAG at the Closing a Mattson Note (as defined below) as additional consideration for the sale of the STEAG Shares by STEAG to Mattson, which Mattson note is in a principal amount equal to the product obtained by multiplying 11,850,000 by the difference between $20.00 and the Closing Stock Price. A "Mattson Note" is an unsecured promissory note payable by Mattson with a term of three (3) years, with simple interest payable annually at LIBOR plus 2%.

   In the event of termination of this Agreement and abandonment of the Strategic Business Combination pursuant to this Article VIII, no party hereto (or any of its directors or officers) shall have any liability or further obligation to any other party to this Agreement, except as provided in Section
8.3 hereof and except that (i) nothing herein will relieve any party from liability for any material breach of this Agreement and (ii) the agreements contained in Sections 6.15, 8.3 and 10.14 hereof shall survive.

   8.2 Automatic Termination. Upon the termination for any reason of the CFM Agreement prior to the consummation of the Strategic Business Combination, this Agreement shall automatically terminate without any further action on the part of either party.

   8.3 Effect of Termination.

     (a) If STEAG shall terminate this Agreement pursuant to Section 8.1(d) or (e) or Mattson shall terminate this Agreement pursuant to Section 8.1(f), then Mattson shall promptly, but in no event later than the date of such termination, pay STEAG a nonrefundable fee in an amount equal to $20,000,000, payable by wire transfer of immediately available funds to an account designated by STEAG.

     (b) If Mattson shall terminate this Agreement pursuant to Section 8.1(g), then STEAG shall promptly, but in no event later than the date of such termination, pay Mattson a nonrefundable fee in an amount equal to $20,000,000, payable by wire transfer of immediately available funds to an account designated by Mattson.

     (c) The parties acknowledge that the agreements contained in this
  Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, none of the parties would enter into this Agreement; accordingly, if either the STEAG or Mattson fails promptly to pay any amount due pursuant to this Section 8.3, and, in order to obtain such payment, the other party commences a suit which results in a judgment against such party for the fee set forth in this
  Section 8.3, such party shall pay to the other party its costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the fee at two points above the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. The parties agree that any remedy or amount payable pursuant to this Section 8.3 shall not preclude any other remedy or amount payable hereunder and shall not be an exclusive remedy for any breach of any representation, warranty, covenant or agreement contained in this Agreement.

   8.4 Amendment. This Agreement may be amended by the parties at any time before or after receipt of approval by Mattson stockholders of the Mattson Stockholder Proposal; provided, however, that after receipt of the Mattson stockholder approval, there shall be made no amendment that by law requires further approval by the stockholders of Mattson without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

   8.5 Extension; Waiver. At any time prior to the Closing, the parties may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) subject to the proviso of
Section 8.4, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

   8.6 Notice of Termination. Any party wishing to terminate this Agreement under Section 8.1 shall deliver written notice to the other party, setting forth the paragraph under Section 8.1 pursuant to which the Agreement is being terminated and, unless obvious from the nature of the termination clause, a description of the facts and circumstances forming the basis for such termination; provided, that any failure to provide such additional details shall not affect the validity of the termination. Upon the automatic termination of the

Agreement under Section 8.2, Mattson shall give STEAG written notice thereof. Any such termination notice shall be delivered in accordance with Section 10.1 of this Agreement.

                                  ARTICLE IX.

                                INDEMNIFICATION

   9.1 Indemnification.

     (a) Survival of Warranties. The representations and warranties made by STEAG in Sections 3.1 through 3.4 and by Mattson in Sections 4.1 through
  4.3 shall survive the Closing and continue in full force and effect for a period of one year following the Closing, except for the last sentence of
  Section 3.1(b) and the third sentence of Section 4.3(a), each of which shall survive for an unlimited period of time. The representations and warranties by STEAG set forth in Section 3.13 shall survive the Closing and continue in full force and effect until thirty (30) days after the expiration of the applicable statute of limitations.

     (b) STEAG will indemnify and hold harmless Mattson, its affiliates and its and their respective officers, directors, agents, attorneys and employees (hereinafter referred to individually as an "Mattson Indemnified Person" and collectively as "Mattson Indemnified Persons") from and against any and all losses, costs, damages, liabilities and expenses arising from claims, demands, actions, causes of action, including, without limitation, legal fees, (collectively, "Damages") arising out of any misrepresentation or breach of any of the representations and warranties by STEAG in Sections
  3.1 through 3.4 and 3.13. Mattson will indemnify, defend and hold harmless STEAG, its affiliates and its and their respective officers, directors, agents, attorneys and employees (hereinafter referred to individually as a "STEAG Indemnified Person" and collectively as "STEAG Indemnified Persons") from and against any and all Damages arising out of any misrepresentation or breach of the representations and warranties by Mattson in Sections 4.1 through 4.3. The obligations of STEAG to indemnify a Mattson Indemnified Person for any Damages is subject to the condition that STEAG shall have received an Indemnification Claim (as defined in Section 9.2) for all Damages for which indemnity is sought on or before the expiration date for the applicable representation or warranty set forth in Section 9.1(a) above. The obligation of Mattson to indemnify a STEAG Indemnified Person for Damages is subject to the condition that Mattson shall have received an Indemnification Claim for all Damages for which indemnity is sought on or before the expiration date for the applicable representation or warranty set forth in Section 9.1(a) above.

   9.2 Procedures for Indemnification.

     (a) As used in this ARTICLE IX, the term "Indemnitor" means the party against whom indemnification hereunder is sought, and the term "Indemnitee" means the party seeking indemnification hereunder.

     (b) A claim for indemnification hereunder (an "Indemnification Claim") shall be made by Indemnitee by delivery of a written notice to Indemnitor requesting indemnification and specifying the basis on which indemnification is sought in reasonable detail (and shall attach relevant documentation related to the Indemnification Claim), the amount of the asserted Damages, and, in the case of a Third Party Claim, containing (by attachment or otherwise) such other information as Indemnitee shall have concerning such Third Party Claim.

     (c) If the Indemnification Claim involves a Third Party Claim, then the procedures set forth in Section 9.3 hereof shall be observed by Indemnitee and Indemnitor.

     (d) If the Indemnification Claim involves a matter other than a Third Party Claim (as defined below), Indemnitor shall have thirty (30) days to object to such Indemnification Claim by delivery of a written notice of such objection to Indemnitee specifying in reasonable detail the basis for such objection. Failure to timely so object shall constitute a final and binding acceptance of the Indemnification Claim by

  Indemnitor, and the Indemnification Claim shall thereafter be paid by Indemnitor in accordance with Section 9.2 (e)hereof. If an objection is timely delivered by Indemnitor and the dispute is not resolved within twenty (20) business days from the delivery of such objection (the "Negotiation Period"), the parties shall be entitled to pursue their remedies at law and in equity subject to the terms of this Agreement.

     (e) Upon determination of the amount of an Indemnification Claim, whether by (i) an agreement between Indemnitor and Indemnitee, (ii) an arbitration award or (iii) a final judgment (after expiration of all periods for appeal of such judgment) or other final nonappealable order, Indemnitor shall pay the amount of such Indemnification Claim by check within ten (10) days of the date such amount is determined.

   9.3 Defense of Third Party Claims. Should any claim be made, or suit or proceeding (including, without limitation, a binding arbitration or an audit by any taxing authority) be instituted against Indemnitee which, if prosecuted successfully, would be a matter for which Indemnitee is entitled to indemnification under this Agreement (a "Third Party Claim"), the obligations and liabilities of the parties hereunder with respect to such Third Party Claim shall be subject to the following terms and conditions:

     (a) Indemnitee shall give Indemnitor written notice of any such claim promptly after receipt by Indemnitee of notice thereof. Any delay in giving notice hereunder which does not materially prejudice Indemnitor, shall not affect Indemnitee's rights to Indemnification hereunder. Indemnitor may, at its option, (i) undertake control of the defense thereof by counsel of its own choosing reasonably acceptable to Indemnitee, or (ii) decline to assume control of but participate in the defense thereof provided that such participation by Indemnitee shall be at its own expense. Indemnitee may participate in the defense through its own counsel at its own expense. The assumption of the defense of any Third Party Claim by Indemnitor shall be an acknowledgment by Indemnitor that such Third Party Claim is subject to indemnification under the provisions of this ARTICLE IX and that such provisions are binding on Indemnitor. If, however, Indemnitor fails or refuses to undertake the defense of such Third Party Claim within twenty
  (20) days after written notice of such claim has been delivered to Indemnitor by Indemnitee, Indemnitee shall have the right to undertake the defense, compromise and, subject to Section 9.4, settlement of such Third Party Claim with counsel of its own choosing. In the circumstances described in the preceding sentence, Indemnitee shall, promptly upon its assumption of the defense of such Third Party Claim, make an Indemnification Claim as specified in Section 9.2(b) which shall be deemed an Indemnification Claim that is not a Third Party Claim for the purposes of the procedures set forth herein. Failure of Indemnitee to furnish written notice to Indemnitor of a Third Party Claim shall not release Indemnitor from Indemnitor's obligations hereunder, except to the extent Indemnitor is prejudiced by such failure.

     (b) Indemnitee and Indemnitor shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such claim and furnishing employees of Indemnitee as may be reasonably necessary for the preparation of the defense of any such Third Party Claim or for testimony as witness in any proceeding relating to such claim.

   9.4 Settlement of Third Party Claims. Unless Indemnitor has failed to fulfill its obligations under this ARTICLE IX, no settlement by Indemnitee of a Third Party Claim shall be made without the prior written consent by or on behalf of Indemnitor, which consent shall not be unreasonably withheld or delayed. If Indemnitor has assumed the defense of a Third Party Claim as contemplated by Section 9.3, no settlement of such Third Party Claim may be made by Indemnitor without the prior written consent by or on behalf of Indemnitee, which consent shall not be unreasonably withheld or delayed. In the event of any dispute regarding the reasonableness of a proposed settlement, the party that will bear the larger financial loss resulting from such settlement shall make the final determination in respect thereto, which determination shall be final and binding on all involved parties.

   9.5 Limitation on Indemnification. Notwithstanding anything contained in this Article IX to the contrary, except for breaches of Section 3.13 (which shall not be limited),(a) the maximum aggregate liability of STEAG to Mattson Indemnified Persons for indemnification pursuant to Section 9.1(b) shall not exceed the value of the Mattson Shares on the Closing Date (the "Transaction Value"), in the case of a breach of Sections 3.1, 3.2, 3.3 or 3.4, and (b) the maximum aggregate liability of Mattson to STEAG Indemnified Persons for indemnification pursuant to Section 9.1(b) shall not exceed the Transaction Value. Notwithstanding the preceding sentence, to the extent any breach of Sections 3.1, 3.2, 3.3 or 3.4 relates to one or more of the STEAG Subsidiaries denoted as "Foreign Sales Subsidiaries" on Schedule 2.6, the maximum aggregate liability of STEAG to Mattson Indemnified Persons for indemnification pursuant to Section 9.1(b) shall not exceed twice the value of that percentage of the Mattson Shares on the Closing Date allocated to such Foreign Sales Subsidiaries in accordance with Section 2.6.

                                   ARTICLE X.

                               GENERAL PROVISIONS

   10.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered if delivered personally (upon receipt), or three (3) business days after being mailed by registered or certified mail, postage prepaid (return receipt requested), or one (1) business day after it is sent by commercial overnight courier service, or upon transmission, if sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

     (a) if to Mattson, to:

       Mattson Technology, Inc.
       3550 West Warren Avenue
       Fremont, California 94538
       Attention: Brad Mattson
       Fax:(510) 492-7052
       Tel:(510) 657-5900

     with a copy to:

       Gray Cary Ware & Freidenrich LLP
       400 Hamilton Avenue
       Palo Alto, CA 94301
       Attention: Bradley J. Rock
       Fax:(650) 327-3699
       Tel:(650) 833-2000
     (b) if to STEAG or the STEAG Subsidiaries, to:

       STEAG Electronic Systems AG
       Ruettenscheider Strasse 1-3
       D-45128 Essen, Germany
       Attention: Chief Executive Officer
       Fax:011-49-201-801-6630
       Tel:011-49-201-801-2193
       Attention: General Counsel
       Fax:011-49-201-801-6684
       Tel:011-49-201-801-2510
     with a copy to:

       Dewey Ballantine LLP
       1301 Avenue of the Americas
       New York, NY 10019
       Attention: Marc R. Packer
       Fax:(212) 259-6333
       Tel:(212) 259-8000

   10.2 Definitions. In this Agreement any reference to any event, change, condition or effect being "material" with respect to any entity or group of entities means any material event, change, condition or effect related to the financial condition, properties, assets (including intangible assets), liabilities, business, operations or results of operations of such entity or group of entities. In this Agreement, any reference to a party's "knowledge" means such party's actual knowledge after reasonable inquiry of officers, directors, and other employees of such party reasonably believed to have knowledge of such matters; provided, that "such other employees" shall be limited to those persons listed on Schedule 10.2 under such party's name. A "person" means any corporation, proprietorship, firm, partnership, limited partnership, trust, association, individual, or other entity. In this Agreement, "affiliate" means, with respect to any person, any other person, directly or indirectly, controlling, controlled by, or under common control with, such person, and "control" (including the correlative terms "controlling", "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. The term "joint venture" of a person shall mean any person that is not a subsidiary of such person, in which such person or one or more of its subsidiaries owns an equity interest, other than equity interests held for passive investment purposes which are less than 10% of any class of the outstanding voting securities or equity of any such person.

   10.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

   10.4 Entire Agreement; Nonassignability. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, the STEAG Disclosure Schedule, and the Mattson Disclosure Schedule constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, including the letter agreement between the parties dated May 25, 2000, provided that the Non-Disclosure Agreement shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms. This Agreement shall not be assigned by operation of law or otherwise without the written consent of the other party.

   10.5 Severability. In the event that any provision of this Agreement, or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void, or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business, and other purposes of such void or unenforceable provision.

   10.6 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

   10.7 No Survival of Warranties. Except as otherwise provided in Article IX, none of the representations and warranties in this Agreement or in any instrument or document delivered pursuant to this Agreement shall survive the Closing. This Section 10.7 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Closing.

   10.8 Expenses. In the event that the Strategic Business Combination is not consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including legal, accounting and investment banking fees, shall be paid by the party incurring such expense, except as provided in Sections 8.3 and 10.14. In the event the Strategic Business Combination is consummated, the costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including legal, accounting and investment banking fees, by (i) STEAG shall be borne fifty percent (50%) by STEAG and fifty percent (50%) by the STEAG Subsidiaries, and (ii) Mattson shall be borne by Mattson.

   10.9 United States Dollars. All references to dollars herein shall mean United States dollars.

   10.10 Governing Law. The assignment and transfer of capital stock of the Foreign STEAG Subsidiaries to Newco, the issuance of shares of Newco, and the assignment and transfer of capital stock of Newco and the other Direct STEAG Subsidiaries to Mattson (to the extent such actions are conducted in Germany) shall be governed by and effected in accordance with German law. In all other respects, this Agreement shall be governed by and effected in accordance with Delaware law without regard to the principles of conflicts of laws thereof.

   10.11 Consent to Jurisdiction. Except with respect to the matters described in the first sentence of Section 10.10, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arising out of or relates to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, including, without limitation, a motion to dismiss on the grounds of forum non conveniens, (c) agrees that it will not bring any action arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal court sitting in the State of Delaware or a Delaware state court, and (d) waives any right to a trial by jury with respect to any claim, counterclaim, or action arising out of or in connection with this Agreement or the transactions contemplated hereby.

   10.12 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

   10.13 Third Party Beneficiaries. This Agreement is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder.

   10.14 Certain Payments by Mattson.

     (a) If this Agreement shall automatically terminate pursuant to Section
  8.2 hereof by reason of the CFM Agreement terminating pursuant to Sections 8.1(g) or (i) of the CFM Agreement, then Mattson shall promptly, but in no event later than three (3) business days following the date of such termination (or such later date as STEAG shall request), make a nonrefundable cash payment to STEAG in an amount equal to the aggregate amount of all actual and documented fees and expenses (including all attorneys' fees, accountants' fees, financial advisory fees and filing fees) that have been paid by or on behalf of STEAG in connection with the preparation and negotiation of this Agreement or otherwise in connection with the Strategic Business Combination, provided that in no event shall such amount exceed $5,000,000, such amount to be payable by wire transfer of immediately available funds to an account designated by STEAG.

     (b) If (i) this Agreement shall automatically terminate pursuant to
  Section 8.2 hereof and (ii) the reason for such termination is that either Mattson or CFM has terminated the CFM Agreement under circumstances obligating (or potentially obligating) CFM to pay Mattson the termination fee specified in Section 8.2(b) or (c) of the CFM Agreement, then Mattson shall, within three (3) business days of receipt of such termination fee or any portion thereof, remit to STEAG, in the manner specified in Section
  10.14 (a) hereof, one-half of the amount actually received by Mattson from CFM.

     (c) If (i) this Agreement is terminated by Mattson pursuant to Section 8.1(h) and (ii) as a result of such termination, STEAG is required to pay CFM the $40 million fee specified in Section 3.04(ii) of the Interim Patent License Agreement dated the date hereof between CFM, a subsidiary of CFM and STEAG, Mattson shall, immediately upon request from STEAG, by written notice given in the manner specified in Section 10.1, that it is required to make or has made such payment to CFM, remit to CFM or STEAG, as the case may be, one-half of the amount to be paid as so paid by STEAG to CFM provided that Mattson shall not be required to make any payment in advance of, or in an amount greater than, a payment by STEAG.

            (The remainder of this page is left intentionally blank)

   IN WITNESS WHEREOF, STEAG and Mattson have caused this Agreement to be executed and delivered by each of them or their respective officers thereunto duly authorized, all as of the date first written above.


                                          Steag Electronic Systems AG

                                                   /s/ Dr. Hans Betz
                                          By: _________________________________
                                                       Dr. Hans Betz
                                                  Chief Executive Officer

                                               /s/ ppa. Dr. Berthold Luetke-
                                                        Daldrup
                                          By: _________________________________
                                                Dr. Berthold Luetke-Daldrup

                                          Mattson Technology, Inc.

                                                   /s/ Brad Mattson
                                          By: _________________________________
                                                       Brad Mattson,
                                               Chairman and Chief Executive
                                                          Officer

                                                                       Exhibit A

                    STEAG ELECTRONIC SYSTEMS AG SUBSIDIARIES

STEAG RTP Systems GmbH

STEAG MicroTech GmbH

STEAG RTP Systems, Inc.

STEAG CVD Systems Ltd.

STEAG CVD Systems, Inc.

STEAG Cutek, Inc.

STEAG Electronic Systems Inc.

STEAG Electronic Systems (UK) Ltd.

STEAG Electronic Systems South East Asia PTE Ltd.

STEAG Electronic Systems Korea Ltd.

STEAG Electronic Systems Japan Co., Ltd.

                                                                      Exhibit C

                         TRANSITION SERVICES AGREEMENT

   Set forth below are the transition services STEAG is prepared to make available to Mattson and Mattson is prepared to obtain from STEAG following the Closing. Also set forth are certain key terms that would be included in the Transition Services Agreement. This list is not intended to be exclusive or to require that the parties agree on the provision of all of the services listed. The final list of services and the terms and conditions upon which they will be provided will be set forth in the Transition Services Agreement.

 Services to be provided:

     1) IT Services for the German subsidiaries with regard to two issues

       a) SAP/R3: Service will be delivered through the RAG subsidiary "RAG Informatik GmbH"

       b) Office-services (e-mail; Internet access, etc.)

     2) IP Administration

       STEAG is currently performing the patent administration for the whole STEAG Electronic Systems semiconductor equipment group, e.g., filing of patent applications, filing of trademark applications, correspondence with patent offices and patent attorneys, checking and paying invoices of patent attorneys, supervision and payment of annual fees, Regulation of employee's compensation

     3) Payroll services for the German subsidiaries, using SAP R/3 HR Monthly settlement of remuneration using the valid legal settlements; all preparation and reworking relevant for the settlement; remuneration settlement and servicing of STEAG MicroTech pensioners.

   4) Supplier agreement between STEAG MicroTech and STEAG Electronic Systems spol s r.o. (Slovakia)

 Pricing:

   All of the above services will be provided at market rates. In the case of item 4, it will be presumed that the rates and prices charged by STEAG to the HamaTech group are market rates.

 Duration:

   The above services will be provided for an initial period of one year; provided that Mattson, at its option, may elect to terminate such services earlier upon at least [90 days] prior written notice.

                                                                         ANNEX B

                             STOCKHOLDER AGREEMENT

   THIS STOCKHOLDER AGREEMENT (the "Agreement") is entered into as of      ,
2000, by and between MATTSON TECHNOLOGY, INC., a Delaware corporation (the "Company"), STEAG ELECTRONIC SYSTEMS AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany ("Stockholder") and BRAD MATTSON, an individual who is a director and the Chief Executive Officer of the Company ("Mattson").

   A. On June 27, 2000, the Company and Stockholder entered into a Strategic Business Combination Agreement (the "Combination Agreement") pursuant to which, subject to satisfaction or waiver of the conditions therein, (i) Stockholder will sell and transfer 100% of the issued and outstanding capital stock or other equity ownership interests of certain wholly-owned subsidiaries of Stockholder to the Company, and (ii) the Company shall issue to Stockholder 11,850,000 shares of restricted common stock, par value $.001 per share ("Common Stock"), of the Company (the "STEAG Transaction").

   B. Upon consummation of the STEAG Transaction, Stockholder will own approximately, 31.9% of all outstanding shares of Common Stock and Mattson will own 3,535,516 shares of Common Stock (or approximately 9.5% of all outstanding shares of Common Stock).

   C. On June 27, 2000, the Company, CFM Technologies, Inc., a Pennsylvania corporation ("CFM"), and M2C Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Company ("M2C"), entered into an Agreement and Plan of Merger (the "CFM Merger Agreement") pursuant to which, subject to satisfaction or waiver of the conditions therein, and concurrently with the consummation of the STEAG Transaction, (i) M2C will merge with and into CFM, resulting in CFM continuing as the surviving corporation and M2C ceasing to exist as a separate corporation (the "CFM Merger") and (ii) the Company will issue approximately 4,100,000 shares of Common Stock to the stockholders of CFM and will assume outstanding CFM stock options in accordance with the CFM Merger Agreement.

   D. The parties believe that it is in the best interests of the Company, the Stockholder and Mattson to provide for certain rights and obligations of the parties with respect to various corporate matters.

   NOW THEREFORE, the parties hereto agree as follows:

   1. Board Representation; Executive Staffing; Nominating Committee; Voting Arrangements.

     1.1 Board Representation; Executive Staffing. Commencing on the Effective Date, during the term of this Agreement, the Board of Directors of the Company shall consist of seven (7) members, two of whom shall be designated by Stockholder (the "Stockholder Representatives"), one of whom shall be the Chief Executive Officer of the Company and, subject to Section 1.1(b) below, the remaining four of whom shall be incumbent Independent Directors (as such term and certain other capitalized terms are defined in Section 8.11) as of the Effective Date, or successors, at least three of whom shall be Independent Directors, nominated in accordance with the Company's Bylaws, as amended from time to time (the "Bylaws").

       (a) Effective as of the Effective Date (as defined in Section 7.1), the Company shall cause the authorized size of the Board of Directors to be increased to seven (7) members from five (5) members, and the Company shall cause two (2) persons designated by Stockholder as the initial Stockholder Representatives to be appointed to fill the two vacant seats so created. One such initial Stockholder Representative shall be Dr. Jochen Melchior, who shall be elected and appointed to the class of the Company's Board of Directors scheduled to be elected at the third (3rd) Annual Meeting of the Company's stockholders following the Closing (i.e., Class III). The other initial Stockholder Representative shall be elected and appointed to the class of the Company's Board of Directors scheduled to be elected at the second (2nd) Annual Meeting of the Company's stockholders following the Closing (i.e., Class II). The second initial Stockholder Representative will be identified and designated by Stockholder in Exhibit A attached hereto. If either Stockholder Representative or any successor thereto ceases to be a director of the Company at any time prior to the expiration of such Stockholder Representative's designated term as director, whether as a result of death, resignation, retirement, disqualification, removal from office or other cause, the Company shall cause a successor designated by Stockholder to be elected and appointed to fill the vacancy so created. The Company agrees that, at the request of Stockholder, as soon as practicable following such request, it will cooperate with Stockholder to attempt to remove any Stockholder Representative, to the extent permitted by Delaware law, and to take any action reasonably requested by Stockholder for that purpose including, without limitation, to call a stockholders meeting and hold such meeting as soon as practicable following such request. Stockholder Representatives who are not employees of the Company will receive the same benefits and compensation as other non-employee directors of the Company.

       (b) To the extent required pursuant to the CFM Merger Agreement, effective as of the effective time of the CFM Merger, the Company may cause one person designated by CFM (the "CFM Representative") to serve on the Company's Board of Directors as a member of Class III of the Board of Directors, in place of an incumbent Independent Director of the Company. If the CFM Representative ceases to be a director of the Company prior to the expiration of the CFM Representative's designated term as director, whether as a result of death, resignation, retirement, disqualification, removal from office or other cause, the vacancy so created shall be filled by the Company's Board of Directors, in accordance with the Company's Bylaws, with an Independent Director or other person unanimously approved by the Nominating Committee (as defined in Section 1.2).

       (c) Effective as of the Effective Date, the members of the Company's Board of Directors other than the members elected and appointed pursuant to Section 1.1(a) and (b) herein shall be the Chief Executive Officer of the Company and the other incumbent directors of the Company as of such date.

       (d) Effective as of the Effective Date, the Company shall cause: (i) Dr. Jochen Melchior, a Stockholder Representative, to serve as Chairman of the Board for a term of one (1) year, and (ii) Mattson to serve as Vice-Chairman of the Board and as Chief Executive Officer of the Company.

       (e) Effective as of the Effective Date, the Company shall cause Dr. Ludger Viefhues to be named Chief Operating Officer/President of the Company for a term of one year, subject to removal by the Executive Staffing Committee (as defined below).

       (f) Effective as of the Effective Date, the Board of Directors of the Company will establish an "Executive Staffing Committee," in accordance with the provisions set forth in the Bylaws with respect to the formation of committees of the Board of Directors, with members consisting of Dr. Jochen Melchior and Mattson and, if agreed by the Company and Stockholder, one additional representative of each of Stockholder and the Company. The Executive Staffing Committee will remain in place for one year following the Effective Date, and will be responsible during that period for making key personnel decisions (including the hiring and firing of the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer and the general managers for divisions). One (1) Independent Director reasonably acceptable to Stockholder and the Company will be appointed as a tiebreaker member of the Executive Staffing Committee in the event the committee reaches deadlock on an issue or staffing decision.

       (g) The Company will cause the nomination of the Stockholder Representatives for election as directors of the Company at each Annual Meeting of the Company's stockholders at which the term of an incumbent Stockholder Representative will expire, until the termination of this Agreement.

     1.2 Nominating Committee. Effective as of the Effective Date, the Company's Bylaws shall establish a nominating committee (the "Nominating Committee") to evaluate and propose nominees to serve as directors to succeed the CFM Representative or any Independent Director who leaves office, or to fill additional vacancies on the Board of Directors not otherwise provided for in Section 1.1(a) herein. During the term of this Agreement, the Nominating Committee shall be comprised of three (3) Board members, at least one of whom shall be a Stockholder Representative. For a period of three (3) years following the Effective Date, the Nominating Committee shall nominate only those nominees who have received the unanimous approval of the Nominating Committee members. The Bylaws will further provide that in the event the Nominating Committee fails to nominate a nominee within four (4) months after a Board seat becomes vacant, the Board of Directors may act to elect and appoint a nominee to fill the vacancy.

     1.3 Election of Nominees. Each of Stockholder and Mattson agrees to be present and voting and to affirmatively vote for the election of the nominees for director designated or nominated pursuant to Sections 1.1 and
  1.2 herein, including without limitation, the Stockholder Representatives, at each meeting of the Company's stockholders at which directors are to be elected.

     1.4 Interested Party Transactions. In the event any proposed transaction between the Company, on the one hand, and Stockholder or any of its Affiliates, on the other hand, is submitted to the Company's stockholders for their approval, Stockholder agrees to vote its shares of Voting Stock with regard to such proposed transaction in the same proportion (for, against or abstain) as all shares of Voting Stock not owned by Stockholder and represented and voting at a stockholders' meeting are voted with regard to such proposed transaction; provided, that the foregoing shall not apply to a transaction among the Company and its stockholders generally or with respect to any transaction provided for in this Agreement including, without limitation, Stockholder's exercise of its rights under Section 3 hereto.

     1.5 Amendment to Bylaws. Prior to or simultaneous with the Closing, the Company shall cause the Bylaws of the Company to be amended and restated in the form of Exhibit B hereto.

   2. Standstill Restrictions on Further Purchases of Company Stock.

     2.1 Restriction on Acquisition of Voting Stock. Except with prior Disinterested Director Approval, except as otherwise provided in Section
  2.4 of this Agreement and except for any stock issuances by the Company in respect of any stock split, stock dividend, recapitalization or similar corporate transaction, or upon exercise of securities issued pursuant to rights distributed to holders of Common Stock generally, Stockholder shall not (and Stockholder shall not permit any of its majority-owned and controlled Affiliates to) acquire, either directly or indirectly, agree to acquire or make a tender or exchange offer to acquire any shares of Voting Stock of the Company; provided, however, that the foregoing restriction shall not apply to a transfer by Stockholder of all or any portion of the Voting Stock held by Stockholder to any of its Affiliates made in accordance with Section 4.5, or any transfer back to Stockholder pursuant to such Section 4.5.

     2.2 Participation in Solicitations. Except with prior Disinterested Director Approval, Stockholder shall not (and Stockholder shall not permit any of its majority-owned and controlled Affiliates to) (i) "solicit" or in any way participate, directly or indirectly, in the "solicitation" of "proxies," as those terms are defined in Rule 14a-1 under the Exchange Act, in respect of any Voting Stock (provided, that Stockholder shall not be deemed to have violated the restrictions in this clause (i) by virtue of any action taken in connection with the election of directors pursuant to
  Section 1 above), (ii) make any public announcement in response or with respect to an Acquisition Proposal not solicited or approved by the Company's Board of Directors, (iii) deposit any shares of Voting Stock in a voting trust or subject any Voting Stock to any arrangement or agreement with respect to the voting of such Voting Stock with any Person or "group" (as such term is defined under the Exchange Act) other than the Company or other entities within Stockholder's control group or (iv) form or join any "group" (as such term is defined under the Exchange Act) with any other Person other than entities within Stockholder's control group for the purpose of voting, holding, purchasing or disposing of Voting Stock or for the purpose of taking any of the actions set forth in this Section 2.2 or Section 2.1, above.

     2.3 Suspension of Standstill Restrictions. The restrictions set forth in Sections 2.1 and 2.2 shall be suspended in the event that any Person or "group" (as such term is defined under the Exchange Act) (other than Stockholder, any Person who is then an Affiliate of Stockholder, or the Company), without the prior approval of the Board of Directors of the Company, (i) commences a tender offer for purposes of Rule 14d-2 promulgated under the Exchange Act, (ii) acquires shares of Voting Stock resulting in such Person or group having beneficial ownership of Voting Stock representing more than twenty percent (20%) of the then-outstanding Voting Stock of the Company or (iii) acquires shares of Voting Stock resulting in such Person or group having beneficial ownership of Voting Stock representing more than ten percent (10%) of the then-outstanding Voting Stock of the Company and commences or publicly announces its intention to seek to effect a Change of Control, whether through an Acquisition Transaction or otherwise. Upon the cessation of the event or events that lead to suspension of the restrictions in Sections 2.1 and 2.2 pursuant to this Section, those restrictions shall be reinstated in accordance with their terms unless this Agreement has been terminated in accordance with Section 7.2; provided however that, notwithstanding any provision of Section 2.1 or 2.2 to the contrary, Stockholder shall have no obligation to dispose of any Voting Stock that Stockholder has acquired or agreed to acquire, or to reverse, rescind, violate or breach (x) any contractual obligation Stockholder has undertaken, (y) any other commitment Stockholder has made, the reversal, rescission, violation or breach of which would have adverse consequences to Stockholder, or (z) any legal or regulatory requirement imposed on Stockholder, in each case during any suspension of Sections 2.1 and 2.2 pursuant to this Section.

     2.4 Right to Maintain Ownership. Notwithstanding the provisions of
  Section 2.1 to the extent that Stockholder's percentage beneficial ownership is reduced as a result of any issuance of Voting Stock by the Company (an "Issuance") for any reason whatsoever, Stockholder may purchase additional shares of Voting Stock in the open market or in privately negotiated transactions (to the extent Stockholder has not already exercised its rights pursuant to Section 3 below with respect to a particular Issuance) as required to maintain Stockholder's aggregate percentage beneficial ownership of the Company's outstanding Voting Stock on the Effective Date.

     2.5 Notice of Stockholder Position. Upon written request from the Company, but not more than once each calendar quarter, a duly authorized officer of Stockholder will certify to the Company in writing the numbers and classes of shares of Voting Stock beneficially owned by Stockholder and its majority-owned and controlled Affiliates as of any record date or other date reasonably requested.

     2.6 Notice of Issuances by the Company. The Company shall, as promptly as practicable, but not later than the date of Issuance, provide written notice to Stockholder of all Issuances of Voting Stock by the Company, other than issuances described under Section 3.4 (d) or (e), specifying the number of shares of Voting Stock being issued and the purchase price therefor; provided, that with respect to the foregoing Issuances of Voting Stock by the Company in amounts less than 1% of the shares of Voting Stock outstanding on such date, the Company may provide notice to Stockholder of such Issuances on a quarterly basis. Within fifteen days following the end of each fiscal quarter, the Company shall provide written notice to Stockholder of all Issuances of Voting Stock described under Section 3.4,
  (d), and (e), specifying the number of shares of Voting Stock so issued during the fiscal quarter.

     2.7 Company Repurchases. Stockholder shall not be deemed to have violated its obligations under Section 2.1 by virtue of any increase in the aggregate percentage of outstanding Voting Stock of the Company beneficially owned by Stockholder and its Affiliates solely as a result of a recapitalization of the Company, a repurchase of securities by the Company or other actions taken by the Company or any of the Company's Affiliates that have the effect of reducing the number of shares of Voting Stock outstanding.

     2.8 Termination. Notwithstanding any other provision in this Agreement, all rights and obligations of any party under this Section 2 shall terminate upon the earlier of (x) the fifth (5th) anniversary of the

  Closing regardless of whether such rights and obligations are suspended for any portion of such five-year period or (y) the termination of this Agreement pursuant to Section 7 hereof.

   3. Stockholder Right to Purchase Additional Company Stock.

     3.1 Right of Offer to Purchase Additional Shares of Common Stock. Prior to any sale or issuance by the Company of any shares of Voting Stock (other than a sale or issuance described in Section 3.4) (a "Proposed Issuance"), the Company shall give Stockholder advanced written notice (the "Notice of Issuance") of the Proposed Issuance, setting forth the proposed price, quantity (which the Company may indicate is a fixed amount to be offered to third parties, subject to increase to make allowance for issuance to Stockholder) and other material terms and conditions under which the Company proposes to make such sale (the date such notice is received by Stockholder is hereinafter referred to in this Section 3.1 as the "Notice Date"). Stockholder shall have the right, exercisable as hereinafter provided, to purchase its proportional share of such Voting Stock (as defined below) on terms which are at least as favorable to Stockholder as the terms on which the Company sells such Voting Stock to any other prospective investor. Stockholder shall have twenty (20) days after the Notice Date to notify the Company in writing that it elects to purchase some or all of its share of the Voting Stock so offered. If any material term of the Proposed Issuance is changed from those set forth in the Notice of Issuance, the Company shall give Stockholder prompt written notice (the "Revised Notice of Issuance") of the revised terms of the Proposed Issuance setting forth the revised terms of the Proposed Issuance (the date such Revised Notice of Issuance is received by Stockholder is hereinafter referred to in this Section 3 as the "Revised Notice Date"). Stockholder shall have until the later of (x) five (5) days from the Revised Notice Date or (y) twenty (20) days from the original Notice Date to notify the Company in writing that it elects to purchase some or all of its share of the Voting Stock so offered. The proportional share amount of Voting Stock which Stockholder is entitled to acquire in the Proposed Issuance shall be equal to (i) the amount of Voting Stock proposed to be sold or issued by the Company in the Proposed Issuance (which the Company at its election may indicate to be a fixed amount to be offered to third parties, subject to increase to make allowance for sales to Stockholder) multiplied by (ii) a fraction calculated by dividing (A) the number of shares of Voting Stock owned by Stockholder as of the Notice Date by (B) the total number of shares of Voting Stock issued and outstanding as of the Notice Date.

     3.2 Company Sale. If, within the later of twenty (20) days after the Notice Date or five (5) days after the latest Revised Notice Date, Stockholder does not notify the Company that it desires to purchase a portion of the Voting Stock proposed to be sold or issued by the Company in a Proposed Issuance, then the Company may, during a period of ninety (90) days following the end of such twenty (20) day period or five (5) day period, as the case may be, sell and issue such Voting Stock not otherwise purchased by Stockholder to other third parties at a price and upon terms and conditions no more favorable to such parties than those set forth in the Notice of Issuance.

     3.3 Purchase; Payment. If Stockholder elects to purchase Voting Stock from the Company pursuant to this Section 3, Stockholder and the Company shall consummate the purchase and sale of such Voting Stock in the manner and on the terms and date of the closing of the Proposed Issuance as set forth in the Notice of Issuance or Revised Notice of Issuance, as the case may be or, if on a later date, the second (2nd) business day after all regulatory filings required for the consummation of such purchase have been obtained. Payment for such Voting Stock shall be by check (or wire transfer of immediately available funds to an account designated by the Company by written notice delivered to Stockholder not less than two (2) business days prior to the scheduled closing of such purchase) or, at Stockholder's election, to the extent practicable, such other form of consideration as set forth in the Notice of Issuance or Revised Notice of Issuance, as the case may be, against delivery of such Voting Stock at the executive offices of the Company at the time of the scheduled closing therefor. The Company shall take all such action as may reasonably be required by any regulatory authority in connection with the exercise by Stockholder of the right to purchase Voting Stock as set forth in this Section 3.

     3.4 Limitation. Stockholder's right to participate in a Proposed Issuance pursuant to this Section 3 shall not apply to the following sales and issuances of shares of Voting Stock by the Company on or after the date hereof:

       (a) Voting Stock issued to employees, officers, directors and consultants pursuant to any stock option plan, stock incentive or purchase plan or agreement approved by the Board of Directors of the Company;

       (b) Voting Stock issued pursuant to or upon exercise or conversion of securities issued in connection with a merger, consolidation, share exchange, or other reorganization or business combination involving the Company, in which the Company is the acquiring corporation or stockholders of the Company immediately prior to such merger, consolidation or other reorganization or business combination own securities with a majority of the voting power of the resulting entity;

       (c) Common Stock, in an amount up to 1.0% of the Company's outstanding Common Stock as of the date hereof, in the case of any single transaction, or 2.5% of the Company's outstanding Common Stock as of the date hereof, in the aggregate, issued pursuant to or upon exercise or conversion of securities issued in connection with (A) any equipment financing in an amount in excess of $10,000,000 or (B) any technology licensings, research or development agreements or asset acquisitions approved by the Company's Board of Directors;

       (d) Common Stock issued upon exercise of securities issued pursuant to rights distributed to holders of Common Stock generally;

       (e) Common Stock issued proportionately to all Stockholders in connection with any stock split, stock dividend or recapitalization of the Company; or

       (f) Common Stock issued pursuant to the exercise of any stock options or warrants or any other rights to acquire shares of Common Stock outstanding on the Effective Date.

     3.5 Termination. The right contained in this Section 3 shall terminate upon the earliest to occur of (i) the closing of any Acquisition Transaction that results in a Change of Control, (ii) the sale of all or substantially all of the Company's assets, or (iii) termination of this Agreement pursuant to Section 7 hereof.

   4. Restrictions on Transfer of Voting Stock by Stockholder.

     4.1 Lockup Period. For a period of one (1) year commencing upon the Effective Date ("Lockup Period"), except with prior Disinterested Director Approval, Stockholder shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Voting Stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Voting Stock, whether any such transaction described in this section is to be settled by delivery of Voting Stock, in cash or otherwise; provided, however, that Stockholder shall be permitted to transfer all or any portion of the Voting Stock to an Affiliate of Stockholder in accordance with Section 4.5.

     4.2 Permitted Transfers. Following the Lockup Period, Stockholder shall not, without first complying with its obligations under Section 4.4 herein, sell or transfer, directly or indirectly, any shares of Voting Stock, except (i) pursuant to a bona fide public offering of Voting Stock registered under the Securities Act (which shall be structured and conducted through an underwriter or otherwise in a manner reasonably calculated not to result in the transfer of beneficial ownership of five percent (5%) or more of the total Voting Stock of the Company then outstanding to a single Person or group (other than a qualified institutional buyer, as defined in Rule 144A(a)(1), who is purchasing the securities for investment purposes)); (ii) pursuant to and in compliance with Rule 144 (but not pursuant to Rule 144A) under the Securities Act; or
  (iii) to an Affiliate of Stockholder in accordance with Section 4.5.

     4.3 Transfers Subject to Company Approval. Following the Lockup Period, except with Disinterested Director Approval, Stockholder shall not sell or transfer, directly or indirectly, more than 2,400,000 shares (as adjusted as a result of stock dividends, stock splits, recapitalizations and the like after the date of this Agreement) of Voting Stock in a transaction or series of related transactions to a single Person or "group" (as such term is defined under the Exchange Act), except (i) as provided in Section 4.2(i) through (iii); (ii) pursuant to an Acquisition Transaction that will result in a Change of Control and that has received Disinterested Director Approval or that has received approval by a majority of the stockholders of the Company excluding Stockholder; (iii) following the third (3rd) anniversary of the Effective Date; or (iv) during the suspension or following termination of the Voting Stock acquisition restrictions pursuant to Section 2.3(ii), in response to any tender or exchange offer made by another Person or group to purchase or exchange for cash or other consideration all outstanding Voting Stock of the Company.

     4.4 Right of First Refusal on Permitted Sales by Stockholder.

       (a) General. Prior to consummating any sale or transfer of any Voting Stock, except for sales or transfers described in Section 4.2(i) through (iii), Stockholder shall give the Company the opportunity to purchase such Voting Stock in the following manner:

         (i) Stockholder shall give notice (the "Transfer Notice") to the Company in writing of such intention, specifying the names of the proposed purchasers or transferees, the securities proposed to be sold or transferred, the proposed price per share therefor (the "Transfer Price") and the other material terms upon which such disposition is proposed to be made.

         (ii) The Company shall have the right, exercisable by written notice given by the Company to Stockholder within twenty (20) days after receipt of such Transfer Notice, to agree to purchase all, but not less than all, of the securities specified in such Transfer Notice. The Company shall have the right to pay for such securities:
      (a) the same amount in cash per share, if the consideration to be paid by the third party consists of cash, or (b) to the extent the consideration to be paid by the third party does not consist of cash, consideration per share equivalent to that offered by the third party, or an amount of cash having equivalent value as determined, at the expense of the Company, by an investment banking firm mutually agreed to by the Company and Stockholder.

         (iii) If the Company exercises its right of first refusal hereunder, the closing of the purchase of the securities with respect to which such right has been exercised shall take place within ten (10) days after the Company gives notice of such exercise, or, if later, upon the date on which the proposed transfer was to occur with the third party. Upon exercise by the Company of its right of first refusal, the Company and Stockholder shall be legally obligated to consummate the purchase contemplated thereby and shall use their reasonable commercial efforts to secure any approvals required in connection therewith. The Company may elect by notice in writing to Stockholder that, at the closing of such transaction, the shares be delivered to and payment made to Stockholder by a designee of the Company, provided that the Company shall remain liable for its obligations under this Section 4.4.

         (iv) If the Company does not exercise its right of first refusal hereunder within the time specified for such exercise, Stockholder shall be free, subject to the terms of Section 4.3 herein, during the period of one hundred and eighty (180) days following the expiration of such time for exercise, to sell the securities specified in such Transfer Notice on terms no less favorable to Stockholder than the terms specified in such Transfer Notice.

       (b) No Assignment. The rights of first refusal provided by this
    Section 4.4 may not be assigned by the Company; provided, however, that the Company may provide that a purchase of Voting Stock will be made by a designee in accordance with Section 4.4(a)(iii).

     4.5 Affiliate Transfer; Obligation to Transfer Back. As a condition to the permitted transfer of Voting Stock held by Stockholder to any Affiliate of Stockholder (each, an "Affiliate Holder"), such Affiliate Holder must agree to be bound by the terms and conditions of this Agreement and to hold such Voting Stock subject to all obligations and restrictions applicable to Stockholder, including Sections 1.3, 2, 4 and 5.11 hereof, in which event such Affiliate shall be entitled to share, jointly with Stockholder, the rights and benefits applicable to Stockholder under this Agreement. If any Affiliate Holder ceases to be an Affiliate of Stockholder, then not later than thirty (30) days following the date on which the control relationship ends between such Affiliate Holder and Stockholder, such Affiliate Holder shall transfer its Voting Stock to Stockholder or to an Affiliate of Stockholder, or otherwise transfer such Voting Stock in accordance with
  Section 4 of this Agreement.

     4.6 Merger of Stockholder. For avoidance of doubt, nothing in this
  Section 4 shall be deemed to prohibit a transfer of Voting Stock by operation of law to a successor entity as a result of a merger involving Stockholder.

   5. Registration Rights.

     5.1 Definitions. For purposes of this Section 5:

       (a) The terms "Holder" or "Holders" means Stockholder and/or any other person who shall subsequently own or have the right to acquire Registrable Securities or any assignee thereof in accordance with
    Section 5.10 hereof.

       (b) The terms "register," "registered" and "registration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

       (c) The term "Registrable Securities" means (i) any shares of Common Stock issued by the Company to Stockholder pursuant to the Combination Agreement or subsequently acquired by Stockholder in compliance with
    Section 3 of this Agreement; (ii) any and all shares of Common Stock issued or issuable upon exercise, conversion or exchange of equity securities acquired by Stockholder in compliance with Section 3; (iii) equity securities issued in lieu thereof in any reorganization; or (iv) equity securities issued in respect of the stock referred to in (i) or
    (ii), above, as a result of a stock split, stock dividend, recapitalization or the like, excluding in all cases, however, any of the foregoing sold by a Holder pursuant to a registration statement, in a transaction pursuant to Rule 144 promulgated under the Securities Act, or in any other transaction in which registration rights are not transferred pursuant to this Section 5.

       (d) The number of shares of "Registrable Securities then outstanding" shall be determined by the number of shares of Common Stock outstanding which are, and the number of shares of Common Stock issuable pursuant to then exercisable or convertible securities which are exercisable or convertible into, Registrable Securities.

     5.2 Company Registration

       (a) If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Holders) any of its Common Stock under the Securities Act for sale after the Lockup Period in connection with a secondary offering of such securities solely for cash (other than a registration relating solely to the sale of securities to participants in a Company stock option, stock purchase or similar plan, or a registration relating solely to a transaction of the type described in Rule 145(a) under the Securities Act), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of any Holder given within twenty (20) days after mailing of such notice by the Company in accordance with Section 8.3 of this Agreement, the Company shall, subject to the provisions of Section 5.2(b), include in such registration (and any related qualification under blue sky laws or other compliance) and in any underwriting involved therein, all of the Registrable Securities that each such Holder has requested to be registered.

       (b) In connection with any offering involving an underwriting of shares being issued by the Company, the Company shall not be required under this Section 5.2 to include any Holder's securities in such underwriting unless such Holder accepts the terms of the underwriting as agreed upon between the Company and the underwriters selected by it, and then only in such quantity as will not, in the opinion of the underwriters, jeopardize the success of the offering by the Company. In the event that any registration pursuant to this Section 5.2 shall be, in whole or in part, an underwritten public offering of Registrable Securities, the number of shares of Registrable Securities of the Holders to be included in such an underwriting may be reduced (pro rata among the requesting Holders based upon the number of shares of Registrable Securities then outstanding that are owned by such Holders) if and to the extent that the managing underwriter advises the Company in writing that in its opinion such inclusion would materially adversely affect the marketing of the securities to be sold by the Company therein. If any Holder disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the underwriter delivered at least seven (7) days prior to the effective date of the Registration Statement. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration. The Holders shall have no right to participate in the selection of the underwriters for an offering pursuant to this Section 5.2.

       (c) The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 5.2 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration.

     5.3 Form S-3 Demand Registration.

       (a) After the Lockup Period, Holders shall have the right to request registrations on Form S-3 (such requests shall be in writing and shall state the number of shares of Registrable Securities to be disposed of and the intended methods of disposition of such shares by the Holders); provided, however, that the Company shall not be obligated to effect any such registration: (i) with effectiveness prior to the end of the Lockup Period, (ii) if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) on Form S-3 at an aggregate price to the public of less than $5,000,000, (iii) if the Company reasonably determines, following consultation with its outside counsel, that a Holder's sale of Registrable Securities pursuant to the registration statement would require disclosure of material information and such disclosure would be materially detrimental to the Company, but only for so long as such disclosure is required and would be materially detrimental; (iv) in a given twelve-month period, after the Company has effected one (1) such registration pursuant to this Section 5.3 in any such period; or (v) within sixty (60) days of the effective date of a Company registration statement of the type described in Section 5.2 involving an underwritten offering, or within one hundred twenty (120) days of the effective date of a registration statement in which the Holders shall have been entitled to participate pursuant to Section 5.2 hereto and in which there shall have been effectively registered all of the Registrable Securities as to which registration shall have been requested by the Holders, if any; provided; however, that the Company may not postpone any registration pursuant to clause (iii) above for more than 60 days from the date of such request; and, provided, further that such right to delay a request shall be exercised by the Company not more than once in any twelve-month period.

       (b) Following receipt of any notice from Holders initiating a request for registration in accordance with Section 5.3(a), the Company shall use its best efforts to register under the Act, for public sale in accordance with the method of disposition specified in such notice from Holders, the number of shares of Registrable Securities specified in such notice and in all notices received by the Company. If such method of disposition shall be an underwritten public offering, the Holders may designate the managing underwriter of such offering, subject to the approval of the Company, which approval shall not be unreasonably withheld or delayed. If and to the extent the managing underwriter of any underwritten public offering conducted pursuant to this Section 5.3 advises the Company in writing that in its opinion the amount of securities requested to be included in such offering is sufficiently large to materially adversely affect the marketing of the securities to be sold by the stockholders therein, the amount of securities to be included in such offering by Persons other than the Holders shall be reduced.

       (c) Subject to the provisions of Section 5.3(b) above, the Company shall be entitled to include in any registration statement referred to in this Section 5.3, for sale in accordance with the method of disposition specified by the requesting Holders, shares of Common Stock to be sold by the Company for its own account, except as and to the extent that, in the opinion of the managing underwriter (if such method of disposition shall be an underwritten public offering), such inclusion would adversely affect the marketing of the Registrable Securities to be sold. Except for registration statements on Form S-4, Form S-8 or any successor forms thereto, the Company will not file with the Commission any other registration statement under the Act with respect to its Common Stock, whether for its own account or that of other stockholders, from the date of receipt of a notice from requesting Holders pursuant to this Section 5.3 until the completion of the period of distribution of the registration contemplated thereby.

     5.4 Obligations of the Company. Whenever required under this Agreement to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

       (a) prepare and file with the Commission a registration statement with respect to such Registrable Securities within 45 days after receipt of requisite requests from Holders for registration and use its best efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for the period of the distribution contemplated thereby (determined as hereinafter provided);

       (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to keep the registration statement effective for the period specified in paragraph (a) above and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

       (c) furnish to the Holders of Registrable Securities covered by such registration statement such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act and such other documents as they may reasonably request in order to facilitate the disposition of such Registrable Securities;

       (d) use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be requested by the Holders thereof, provided that (i) the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions and (ii) notwithstanding anything in this Agreement to the contrary, in the event any jurisdiction in which the securities shall be qualified imposes a non-waivable requirement that expenses incurred in connection with the qualification of the securities be borne by selling stockholders, such expenses shall be payable pro rata by selling stockholders;

       (e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement;

       (f) promptly notify each Holder participating in the registration covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and at the request of any Holder, within 5 days, prepare and furnish to such Holder so requesting a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; provided that, if the Company reasonably determines, following consultation with its outside counsel, that such a supplement or amendment would require disclosure of material information and such disclosure would be materially detrimental to the Company, then upon written notice to participating Holders to that effect, each Holder shall suspend any sales or trades of the Company's securities under any registration statement for so long as the Company determines such disclosure is required and materially detrimental, but in any case not longer than thirty (30) days immediately following such notice;

       (g) cause all such Registrable Securities registered pursuant to this Agreement to be listed on each securities exchange or national market system on which similar securities issued by the Company are then listed or traded;

       (h) furnish, at the request of any Holder requesting registration of Registrable Securities pursuant to this Agreement, (i) such representations and warranties to such Holder and the underwriters, if any, as is customary in primary underwritten offerings, (ii) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, and (iii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters;

       (i) make available upon reasonable notice for inspection by each seller of Registrable Securities, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such seller of Registrable Securities or underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with preparation and verification of such registration statement;

       (j) otherwise use its best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, but not more than eighteen (18) months, beginning with the first month after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act; and

       (k) take such other actions as are reasonably required in order to expedite or facilitate the sale of such Registrable Securities, including, without limitation, causing management of the Company to participate in "road show" presentations.

   For purposes of Sections 5.4(a) and 5.4(b), the period of distribution of Registrable Securities in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of Common Stock in any other registration shall be deemed to extend until the earlier of the sale of all Common Stock covered thereby or 120 days after the effective date thereof.

     5.5 Provision of Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 5 that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such securities as shall be required to effect the registration of the Registrable Securities.

     5.6 Expenses of Registration. All expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications of Registrable Securities pursuant to Sections
  5.2 and 5.3, including (without limitation) all registration, filing and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company, and the reasonable fees and disbursements of one counsel for the participating Holders, shall be borne by the Company.

     5.7 Indemnification. In the event any Registrable Securities are included in a registration statement under this Agreement:

       (a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder of such Registrable Securities, the officers and directors of each such Holder, any underwriter (as defined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law; and the Company will reimburse each such Holder, officer or director, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 5.7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld or delayed), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Holder, officer, director, underwriter or controlling person.

       (b) To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities in such registration statement or any of its directors or officers or any person who controls such Holder, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter, or other such Holder or director, officer, controlling person or underwriter may become subject, under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter, or other such Holder or director, officer, controlling person or underwriter in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 5.7(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder from whom indemnification is sought (which consent shall not be unreasonably withheld or delayed); provided, that, in no event shall any indemnity under this Section 5.7(b) exceed the gross proceeds from the offering received by such Holder.

       (c) Promptly after receipt by an indemnified party under this
    Section 5.7 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this
    Section 5.7, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, shall only relieve such indemnifying party of any liability to the indemnified party under this Section 5.7 if and to the extent the indemnifying party is materially prejudiced by such omission, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 5.7. No indemnifying party, in the defense of any such claim or litigation against an indemnified party, shall consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation, unless such indemnified party shall otherwise consent in writing.

       (d) In order to provide for just and equitable contributions in any case in which either (i) any Holder exercising registration rights under Sections 5.2 or 5.3 of this Agreement, or any controlling person of any such Holder, makes a claim for indemnification pursuant to this
    Section 5.7 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and following the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 5.7 provides for indemnification in such case, or (ii) contribution under the Act may be required on the part of any such Holder or any such controlling person in circumstances for which indemnification is provided under this
    Section 5.7; then, and in each such case, the Company and such Holder shall contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect both the relative benefit received by such Holder and the relative fault of the Company and such Holder; provided, however, that, in any such case, (A) no such Holder will be required to contribute any amount in excess of the net proceeds received by such selling Holder from the sale of Registrable Securities covered by such registration statement; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation. For purposes of the preceding sentence, the relative benefit received by such Holder shall be deemed to be in the same proportion as the public offering price of its Registrable Securities offered by the registration statement bears to the public offering price of all securities offered by such registration statement; and the relative fault of the Company and such Holder shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission of a material fact relates to information supplied by the Company or by such Holder and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

       (e) The obligations of the Company and Holders under this Section
    5.7 shall survive the completion of any offering of Registrable Securities in a registration statement filed pursuant to this Agreement, the termination of this Agreement pursuant to Section 7 hereof and otherwise.

     5.8 Reports Under the Exchange Act. With a view to making available to the Holders the benefits of Rule 144 under the Securities Act and any other rule or regulation of the Commission that may at any time permit a Holder to sell securities of the Company to the public without registration, the Company agrees to:

       (a) make and keep public information available, as those terms are understood and defined in Rule 144, at all times;

       (b) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

       (c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the Commission which permits the selling of any such securities without registration.

     5.9 Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Agreement may be assigned by a Holder; provided, that within a reasonable time after such transfer, the Company is furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; and provided, further, that such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Securities Act. Any assignee or transferee asserting rights under this Agreement shall be deemed to have consented to the terms and conditions hereof. Notwithstanding the foregoing, Holders' rights to cause the Company to register their Registrable Securities and to keep information available, granted to them by the Company under this
  Section 5, may be assigned (or assigned in part and retained in part) to one or more transferees or assignees who either (x) are Affiliates of Stockholder or (y) receive Registrable Securities which, upon full exercise and conversion, represent the right to obtain at least five hundred thousand (500,000) shares of Registrable Securities (as adjusted for stock dividends, stock split, recapitalizations and the like that occur after the date of this Agreement), provided, that (i) the Company is given written notice by such Holder at the time of or within a reasonable time after said transfer or assignment, stating the name and address of said transferee or assignee and identifying the securities with respect to which such rights are being assigned, and (ii) upon request by the Company, such permitted transferee or assignee executes a counterpart to Section 5 of this Agreement.

     5.10 "Market Stand-Off" Agreement. Each Holder hereby agrees that it shall not, to the extent requested by the Company and an underwriter of Common Stock (or other securities) of the Company, sell, make short sale of, loan, grant any option for the purchase of or otherwise transfer or dispose (other than to donees who agree to be similarly bound) of any Registrable Securities for a period of time, as agreed to by the Company and the underwriter not to exceed ninety (90) days, following the effective date of a registration statement of the Company filed under the Securities Act for an offering in which the Holder participates; provided, however, that all officers and directors of the Company and all other persons with registration rights (whether or not pursuant to this Agreement) except passive, outside investors enter into similar agreements.

     5.11 Termination of Registration Rights. The Company's obligations pursuant to this Section 5 shall terminate as to any Holder of Registrable Securities when the Holder can sell all of such Holder's Registrable Securities pursuant to Rule 144(k) under the Securities Act and shall be suspended, but not terminated, during any three-month period in which such Holder is entitled to sell all shares issued or issuable to such Holder under Rule 144. This Section 5 shall expressly survive termination of this Agreement pursuant to Section 7 hereto.

     5.12 No Inconsistent Agreements. The Company shall not, on or after the date of this Agreement, enter into any agreement with respect to its securities which is inconsistent with the rights granted to the

  Stockholder and other Holders in this Section 5 or otherwise conflicts with the provisions of this Section 5. The Company represents and warrants to Stockholder that the rights granted to the Holders hereunder do not in any way conflict with and are not inconsistent with any registration rights granted to any holders of the Company's securities.

     5.13 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of Stockholder, enter into any agreement with any holder or prospective holder of any securities of the Company giving such holder or prospective holder any registration rights, other than registration rights which are no more favorable (in terms of rights and limitations) than those granted to Stockholder hereunder and under which the rights of such third party holder or prospective holder to include securities in such registration are subordinate to the right of Holders to include Registrable Securities therein; provided however that the Company may grant registration rights which are equivalent in priority to the registration rights granted hereunder to recipients of Voting Stock issued by the Company in connection with a transaction of the type described in Rule 145(a) under the Securities Act or a share exchange in which the Company is the acquiring corporation.

   6. Notice of Voting Stock Transfers by Mattson.

     6.1 General. Except as otherwise provided in Section 6.2, ten (10) business days prior to any sale or transfer of, or entering into any agreement to sell or transfer, Voting Stock by Mattson (other than a sale or transfer that would satisfy section 4.2(i) or (ii) if such sale or transfer were made by Stockholder), Mattson shall provide Stockholder written notice stating: (i) the number of shares of Voting Stock to be sold or transferred; (ii) the name, address and relationship to Mattson, if any, of the purchaser or transferee; and (iii) the cash price or other consideration per share for which the Voting Stock is to be sold or transferred.

     6.2 Exceptions. Section 6.1 shall not apply to any of the following sales or transfers of Voting Stock by Mattson:

       (a) any transfer to Mattson's spouse, lineal descendant or antecedent, father, mother, brother or sister, the adopted child or adopted grandchild of Mattson, or the spouse of any child, adopted child, grandchild or adopted grandchild of Mattson, or to a trust or trusts for the exclusive benefit of Mattson or his family members as described in this Section 6.2(a), transfers from Mattson by devise or descent, or transfers by way of any pledge by Mattson;

       (b) any transfer pursuant to a bona fide loan transaction that creates a mere security interest; or

       (c) sales or transfers not exceeding 100,000 shares in any single transaction or series of related transactions, or 200,000 shares in the aggregate in any twelve (12) month period.

   7. Effectiveness; Termination.

     7.1 Effectiveness. This Agreement shall become effective upon the Closing of the STEAG Transaction as contemplated by the Combination Agreement (the "Effective Date") and prior thereto shall be of no force or effect. If the Combination Agreement shall be terminated in accordance with its terms, this Agreement shall automatically be deemed to have been terminated and shall thereafter be of no force or effect.

     7.2 Termination. Except with respect to the rights and obligations set forth in Section 5 which by their terms expressly survive until terminated pursuant to Section 5.11 and the general provision set forth in Section 8, all rights, remedies, obligations and liabilities of the parties under this Agreement shall terminate upon the earliest to occur of:

       (a) Stockholder's beneficial ownership of Voting Stock constituting less than twenty percent (20%) of the then-outstanding Voting Stock;

       (b) Stockholder's beneficial ownership of fifty percent (50%) or more of the then-outstanding Voting Stock other than as a result of Stockholder's violation of Section 2 of this Agreement; or

       (c) a material breach by the Company of any of its material obligations under this Agreement. Notwithstanding the foregoing, a good faith disagreement with respect to the Company's indemnification obligations under Section 5.7, or the failure by the Company to timely satisfy a notice or filing obligation under Sections 2.6, 3.1, 5.3, 5.4(a) or 5.8, if such notice or filing is ultimately made by the Company not more than thirty (30) days after the date prescribed therefor, shall not result in termination of the parties' rights, remedies, obligations and liabilities under this Section 7.2(c); provided, that nothing contained in this Section 7.2(c) shall limit any rights Stockholder may have to damages or other remedies, whether at law or in equity, as a result of any of the breaches described in this
    Section 7.2(c).

   8. Miscellaneous.

     8.1 Other Agreements Superseded. This Agreement supersedes all prior agreements or understandings written or oral between the parties hereto, relating to the subject matter hereof, and incorporates the entire understanding of the parties with respect thereto.

     8.2 Amendment or Modification; Waiver. This Agreement may be amended or supplemented only by a written instrument signed by the party against whom the amendment or supplement is sought to be enforced. The party benefited by any condition or obligation may waive the same, but such waiver shall not be enforceable by another party unless made by written instrument signed by the waiving party. Any waiver by any party of a breach of any provision of this Agreement on one occasion shall not operate as or be construed to be a waiver of any breach of any other provision of this Agreement. The failure of a party to insist upon strict compliance with any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict compliance with that term or any other term of this Agreement.

     8.3 Notices. Any notice or other communication under or relating to this Agreement shall be given in writing and shall be deemed sufficiently given and served for all purposes when personally delivered or given by telecopy with receipt verified by printout of the transmitting machine (or otherwise confirmed in writing, in which case the notice shall be deemed given when such written confirmation is received):

       (a) If to the Company:

        Mattson Technology, Inc.
        3550 West Warren Avenue
        Fremont, California 94538
        Attn: Chief Executive Officer
        Fax: 510-492-7052
        Attn: Chief Operating Officer
        Fax: 510-492-7052

        with a copy to:

        Gray Cary Ware & Freidenrich LLP
        400 Hamilton Avenue
        Palo Alto, California 94301
        Attn: Bradley J. Rock, Esq.
        Fax: 650-327-3699

       (b) If to Stockholder:

        STEAG Electronic Systems AG
        Ruettenscheider Strasse 1-3
        45128 Essen Germany
        Attn: Chief Executive Officer
        Fax: 011-49-201-801-6630
        Attn: General Counsel
        Fax: 011-49-201-801-6684
        with a copy to:

        Dewey Ballantine LLP
        1301 Avenue of the Americas
        New York, New York 10019
        Attn: Marc R. Packer, Esq.
        Fax: 212-259-6333

       (c) If to Brad Mattson:

        Mr. Brad Mattson
        c/o Mattson Technology, Inc.
        Mattson Technology, Inc.
        3550 West Warren Avenue
        Fremont, California 94538
        Fax: 510-492-7052

     8.4 Law Governing; Consent to Jurisdiction; Equitable Relief; Attorneys' Fees.

       (a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of laws thereof.

       (b) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event of any dispute arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, including, without limitation, a motion to dismiss on the grounds of forum non conveniens, (iii) agrees that it will not bring any action arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal court sitting in the State of Delaware or a Delaware state court, and (iv) waives any right to a trial by jury with respect to any claim, counterclaim, or action arising out of or in connection with this Agreement or the transactions contemplated hereby.

       (c) If any provisions of this Agreement is breached, the nonbreaching party shall be entitled without limiting any other remedy available at law or equity, to an injunction, specific performance or other forms of equitable relief. The nonbreaching party shall be entitled to recover the costs (including attorneys' fees) of enforcing its rights and the breaching party's obligations pursuant to this Agreement.

     8.5 Successors; Assignability. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any right, remedy, obligation or liability hereunder may be assigned by any of the parties hereto without the prior written consent of the other parties hereto.

     8.6 Counterparts. This Agreement may be executed in any number of counterparts, and each such executed counterpart shall be deemed to be an original instrument, but all such executed counterparts together shall constitute one and the same instrument.

     8.7 Parties in Interest. Nothing in this Agreement, express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any Person other than the parties hereto and their respective permitted successors and assigns, nor is anything in this Agreement intended to relieve or discharge any obligation of any third Person to any party hereto or give any third Person any right of subrogation or action over or against any party hereto.

     8.8 Headings. The headings used in this Agreement are provided for convenience only and this Agreement shall be interpreted as though they did not appear herein.

     8.9 Transactional Expenses. Except as otherwise specifically provided herein, each party shall pay its own fees and expenses incident to the negotiation, preparation, execution, delivery and performance of this Agreement including, without limitation, the fees and expenses of its counsel, accountants and other advisors.

     8.10 Severability. Should any provisions of this Agreement be held by a court of law to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby.

     8.11 Certain Definitions. As used in this Agreement, the following terms have the respective meanings set forth below:

       (a) Acquisition Proposal means any offer, proposal, inquiry or indication of interest contemplating or otherwise relating to any Acquisition Transaction.

       (b) Acquisition Transaction means any transaction or series of transactions involving:

         (i) any merger, consolidation, reorganization, share exchange, business combination, issuance of securities, recapitalization, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which the Company or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the Commission) is a constituent corporation, (ii) in which a Person or "group" (as defined in the Exchange Act) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of the Company or any of its Significant Subsidiaries or (iii) in which the Company or any of its Significant Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of the Company or any of its Significant Subsidiaries;

         (ii) any sale, lease, exchange, transfer, exclusive license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of the Company or any of its Significant Subsidiaries; or

         (iii) any liquidation or dissolution of any of the Company or any of its Significant Subsidiaries.

       (c) Affiliate means any Person which controls, is controlled by or is under common control with, another Person. For purposes of this definition, "control" means with respect to a corporation or limited liability company the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to the controlled corporation or limited liability company and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

       (d) Beneficial owner, beneficially own, beneficial ownership and words of similar import have the meanings ascribed to such terms in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

       (e) Change of Control means (i) the Company's sale of all or substantially all of its assets, (ii) any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) which will result in the holders of the outstanding Voting Stock immediately prior to such transaction or series of related transactions holding less than fifty percent (50%) of the voting equity securities of the surviving entity immediately following such transaction or (iii) any Person or group (other than Stockholder or any of its Affiliates) becomes the beneficial owner of more than fifty percent (50%) of the total voting power of the outstanding voting equity securities of the Company.

       (f) Closing means the closing of the STEAG Transaction contemplated by the Combination Agreement.

       (g) Commission means the Securities and Exchange Commission.

       (h) Common Stock means the common stock, par value $0.001 per share, of the Company.

       (i) Disinterested Director means a director of the Company who is not a Stockholder Representative and who is not and has never been an officer, employee or paid consultant of Stockholder or any of its Affiliates.

       (j) Disinterested Director Approval means approval by the Board of Directors, which approval included votes to approve by a majority of all the Disinterested Directors, or a public recommendation to the stockholders of the Company approved by a majority of the Disinterested Directors.

       (k) Exchange Act means the Securities Exchange Act of 1934, as amended, or any successor rule (together with the rules and regulations of the Commission promulgated thereunder).

       (l) Independent Director means any incumbent director of the Company as of the Effective Date other than Mattson, and any future director of the Company who is not and has never been an officer, employee or paid consultant of (i) Stockholder or any of its Affiliates or (ii) the Company or any of its Affiliates.

       (m) Person means an individual, partnership, corporation, trust or unincorporated organization or any federal, state, local or foreign government or any political subdivision thereof (including, without limitation, the executive and legislative branches thereof) or any department, commission, board, bureau, agency, court, panel or other instrumentality of any kind of any of the foregoing.

       (n) Securities Act means the Securities Act of 1933, as amended, or any successor rule (together with the rules and regulations of the Commission promulgated thereunder).

       (o) Subsidiary means, with respect to any party, any corporation, limited liability company, partnership, joint venture or other business association or entity, at least a majority of the voting securities or economic interests of which is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries.

       (p) Voting Stock means Common Stock, any securities convertible into or exchangeable for Common Stock or any other right or option to acquire Common Stock of the Company.

                           [Signature page follows.]

   IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

                                          Mattson Technology, Inc.


                                          By: _________________________________
                                                       Brad Mattson,
                                               Chairman and Chief Executive
                                                          Officer

                                          Steag Electronic Systems AG


                                          By: _________________________________
                                                      Dr. Hans Betz,
                                                  Chief Executive Officer


                                          By: _________________________________
                                                Dr. Berthold Luetke-Daldrup

                                          BRAD MATTSON


                                          _____________________________________

                                                                         ANNEX C

                          AGREEMENT AND PLAN OF MERGER

                                  by and among

                           MATTSON TECHNOLOGY, INC.,

                          M2C ACQUISITION CORPORATION

                                      AND

                             CFM TECHNOLOGIES, INC.

                                 JUNE 27, 2000

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
 ARTICLE 1 THE MERGER....................................................   C-2
    Section 1.1  The Merger.............................................    C-2
    Section 1.2  The Closing............................................    C-2
    Section 1.3  Effective Time.........................................    C-2
    Section 1.4  Effects of the Merger..................................    C-2
    Section 1.5  Certificate of Incorporation and Bylaws................    C-2
    Section 1.6  Officers...............................................    C-2
    Section 1.7  Conversion of Company Common Stock.....................    C-2
    Section 1.8  Stock Options..........................................    C-3
    Section 1.9  Conversion of the Acquisition Corporation Common           C-5
                 Stock..................................................
    Section 1.10 Early Condition Satisfaction Date......................    C-5
 ARTICLE 2 STOCKHOLDER AND SHAREHOLDER APPROVALS.........................   C-6
    Section 2.1  Company Actions........................................    C-6
    Section 2.2  Parent Corporation Actions.............................    C-6
    Section 2.3  Cooperation............................................    C-7
 ARTICLE 3 EXCHANGE OF CERTIFICATES......................................   C-7
    Section 3.1  Exchange of Certificates...............................    C-7
    Section 3.2  Exchange Agent; Exchange Procedures....................    C-7
    Section 3.3  Transfer Books.........................................    C-8
    Section 3.4  Termination of Exchange Fund...........................    C-8
    Section 3.5  Lost Certificates......................................    C-8
    Section 3.6  No Rights as Stockholder...............................    C-9
    Section 3.7  Withholding............................................    C-9
    Section 3.8  Escheat................................................    C-9
 ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE COMPANY.................   C-9
    Section 4.1  Due Incorporation......................................    C-9
    Section 4.2  Due Authorization......................................   C-10
    Section 4.3  Non-Contravention/Consents and Approvals...............   C-10
    Section 4.4  Capitalization.........................................   C-11
    Section 4.5  Financial Statements; Undisclosed Liabilities; Other      C-12
                 Documents..............................................
    Section 4.6  SEC Filings............................................   C-12
    Section 4.7  No Company Material Adverse Effects or Changes.........   C-12
    Section 4.8  Properties.............................................   C-13
    Section 4.9  Registration Statement and Proxy Statement/Prospectus..   C-13
    Section 4.10 Intellectual Property..................................   C-13
    Section 4.11 Insurance..............................................   C-15
    Section 4.12 Employee Matters and ERISA.............................   C-15
    Section 4.13 Labor Matters..........................................   C-16
    Section 4.14 Tax Returns and Audits.................................   C-16
    Section 4.15 Environmental Matters..................................   C-19
    Section 4.16 Litigation.............................................   C-20
    Section 4.17 Compliance with Applicable Laws........................   C-21
    Section 4.18 Contracts; No Defaults.................................   C-21
    Section 4.19 Opinion of Financial Advisor...........................   C-21
    Section 4.20 Change in Control and Severance Payments...............   C-21
    Section 4.21 Year 2000..............................................   C-21
    Section 4.22 Vote Required..........................................   C-22

                                                                           Page
                                                                           ----
    Section 4.23 Broker's/Finder's Fees.................................   C-22
    Section 4.24 Ownership of Parent Common Stock.......................   C-22
    Section 4.25 Applicability of Certain Pennsylvania Law..............   C-22
    Section 4.26 The Company Rights Agreement...........................   C-22
 ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF THE PARENT CORPORATION AND
  THE ACQUISITION CORPORATION............................................  C-23
    Section 5.1  Due Incorporation, Subsidiaries and Due Authorization..   C-23
    Section 5.2  Non-Contravention; Consents and Approvals..............   C-24
    Section 5.3  Capitalization.........................................   C-25
    Section 5.4  Financial Statements; Undisclosed Liabilities; Other      C-25
                 Documents..............................................
    Section 5.5  SEC Filings............................................   C-26
    Section 5.6  No Parent Corporation Material Adverse Effects or         C-26
                 Changes................................................
    Section 5.7  Properties.............................................   C-26
    Section 5.8  Registration Statement and Proxy Statement/Prospectus..   C-26
    Section 5.9  Intellectual Property..................................   C-27
    Section 5.10 Insurance..............................................   C-28
    Section 5.11 Employee Matters and ERISA.............................   C-28
    Section 5.12 Labor Matters..........................................   C-29
    Section 5.13 Tax Returns and Audits.................................   C-30
    Section 5.14 Environmental Matters..................................   C-31
    Section 5.15 Litigation.............................................   C-32
    Section 5.16 Compliance with Applicable Laws........................   C-32
    Section 5.17 Contracts; No Defaults.................................   C-32
    Section 5.18 Change in Control and Severance Payments...............   C-33
    Section 5.19 Year 2000..............................................   C-33
    Section 5.20 Brokers and Finders....................................   C-33
    Section 5.21 Ownership of the Company Common Stock..................   C-33
    Section 5.22 Opinion of Financial Advisor...........................   C-33
    Section 5.23 Vote Required..........................................   C-33
    Section 5.24 Steag Agreement........................................   C-33
 ARTICLE 6 COVENANTS.....................................................  C-34
    Section 6.1  Covenant to Satisfy Conditions.........................   C-34
    Section 6.2  Access to Information and Facilities...................   C-34
    Section 6.3  Company Conduct of Business Pending Effective Time.....   C-34
    Section 6.4  Parent Corporation Conduct of Business Pending            C-36
                 Effective Time.........................................
    Section 6.5  Proxy Materials and Shareholder Approval...............   C-36
    Section 6.6  Intentionally Omitted..................................   C-37
    Section 6.7  Consents and Approvals.................................   C-37
    Section 6.8  Periodic Reports.......................................   C-37
    Section 6.9  Publicity..............................................   C-37
    Section 6.10 Acquisition Proposals..................................   C-37
    Section 6.11 No Breach, Etc.........................................   C-38
    Section 6.12 Blue Sky Approvals.....................................   C-38
    Section 6.13 Indemnification by the Surviving Corporation...........   C-39
    Section 6.14 Certain Employee Agreements............................   C-40
    Section 6.15 Employee Benefit Plans.................................   C-40
    Section 6.16 Actions Regarding Antitakeover Statutes................   C-42
    Section 6.17 Defense of Orders and Injunctions......................   C-42
    Section 6.18 Preservation of Tax Treatment..........................   C-42
    Section 6.19 Accountants' Comfort Letters...........................   C-43

                                                                           Page
                                                                           ----
    Section 6.20 NASDAQ Listing..........................................  C-43
    Section 6.21 Directors...............................................  C-43
 ARTICLE 7 CONDITIONS TO THE CONSUMMATION OF THE MERGER................... C-44
    Section 7.1  Conditions to Each Party's Obligation to Consummate the   C-44
                 Merger..................................................
    Section 7.2  Conditions to Obligations of Parent Corporation and the
                 Acquisition Corporation to Consummate the Merger........  C-44
    Section 7.3  Conditions to Obligations of the Company to Consummate    C-45
                 the Merger..............................................
 ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER.............................. C-46
    Section 8.1  Optional Termination....................................  C-46
    Section 8.2  Automatic Termination...................................  C-48
    Section 8.3  Effect of Termination...................................  C-48
 ARTICLE 9 MISCELLANEOUS.................................................. C-49
    Section 9.1  Nonsurvival of Representations..........................  C-49
    Section 9.2  Remedies................................................  C-49
    Section 9.3  Successors and Assigns..................................  C-49
    Section 9.4  Amendment...............................................  C-49
    Section 9.5  Extension and Waiver....................................  C-49
    Section 9.6  Severability............................................  C-50
    Section 9.7  Counterparts............................................  C-50
    Section 9.8  Descriptive Headings....................................  C-50
    Section 9.9  Notices.................................................  C-50
    Section 9.10 No Third Party Beneficiaries............................  C-51
    Section 9.11 Entire Agreement........................................  C-51
    Section 9.12 Construction............................................  C-51
    Section 9.13 Submission to Jurisdiction..............................  C-51
    Section 9.14 Governing Law...........................................  C-51
    Section 9.15 Expenses................................................  C-51
    Section 9.16 Confidentiality and Return Information..................  C-51

                                    EXHIBITS

   Exhibit ACertain Definitions
   Exhibit A-1Certain Company Option Holders
   Exhibit A-2Form of Voting Agreement
   Exhibit A-3Form of Stockholder Voting Agreement

                             TABLE OF DEFINED TERMS

   Acquisition Corporation                    Preamble
   Acquisition Corporation Common Stock       Section 5.3(b)
   Acquisition Proposal                       Exhibit A
   Acquisition Transaction                    Exhibit A
   Additional Benefit                         Section 6.15(b)
   Additional Parent Options                  Section 1.8(e)
   Cap                                        Section 6.13(e)
   Certificate                                Section 3.1
   Charter Amendment                          Section 2.2(a)
   Closing                                    Section 1.2
   Closing Agreement                          Section 4.14(k)
   Closing Date                               Section 1.2
   COBRA                                      Section 4.12(e)
   Code                                       Preamble
   Company                                    Preamble
   Company Base Balance Sheet                 Section 4.5(b)
   Company Benefit Plans                      Section 4.12(a)
   Company Board Recommendation               Section 2.1(d)
   Company Common Stock                       Section 1.7(a)
   Company Dissenting Shares                  Section 1.7(e)
   Company Financial Statements               Section 4.5(a)
   Company Intellectual Property              Section 4.10(a)
   Company International Benefit Plans        Section 4.12(a)
   Company Material Adverse Effect            Section 4.7
   Company Option                             Section 1.8(a)
   Company Permits                            Section 4.17
   Company Preferred Stock                    Section 4.4(a)
   Company Proposals                          Section 2.1(a)
   Company Public Proposal                    Section 8.3(b)
   Company Rights                             Section 4.4(a)
   Company Rights Agreement                   Section 4.4(a)
   Company SEC Documents                      Section 4.6
   Company Shareholder Approval               Section 2.1(a)
   Company Shareholders Meeting               Section 2.1(a)
   Company Subsidiary                         Section 4.12(a)
   Company Subsidiary                         Section 4.1(a)
   Company Triggering Event                   Exhibit A
   Confidentiality Agreement                  Section 9.16
   Continuing Employee                        Section 6.15(a)
   Company Early Condition Satisfaction Date  Section 1.10
   Delaware Act                               Section 1.1
   Effective Time                             Section 1.3

   Environmental Claim                              Section 4.15(f)(i)
   Environmental Laws                               Section 4.15(f)(ii)
   Environmental Permits                            Section 4.15(b)
   ERISA                                            Section 4.12(a)
   Exchange Agent                                   Section 3.1
   Exchange Fund                                    Section 3.2(a)
   Governmental Entity                              Section 4.3(b)
   Hazardous Materials                              Section 4.15(f)(iii)
   HSR Act                                          Section 4.3(b)(i)
   Indemnified Liabilities                          Section 6.13(a)
   Indemnified Parties                              Section 6.13(a)
   IRS                                              Section 4.12(c)
   Joint Proxy Statement                            Section 2.1(b)
   Laws                                             Section 4.3(a)
   Licensed Intellectual Property                   Section 4.10(f)
   Local Approvals                                  Section 4.3(b)(v)
   Long Term Debt                                   Section 6.3(h)
   Loss                                             Section 4.7
   Merger                                           Section 1.1
   Merger Consideration                             Section 1.7(c)
   NASDAQ                                           Section 2.1
   New Plans                                        Section 6.15(a)
   Old Plans                                        Section 6.15(a)
   Parent Common Stock                              Section 1.7(a)
   Parent Corporation                               Preamble
   Parent Corporation Base Balance Sheet            Section 5.4(b)
   Parent Corporation Benefit Plans                 Section 5.11(a)
   Parent Corporation Material Adverse Effect       Section 5.6
   Parent Corporation Stockholder Approval          Section 2.2(a)
   Parent Corporation Stockholders Meeting          Section 2.2(a)
   Registration Statement                           Section 2.2(b)
   SEC                                              Section 1.8(c)
   Second Additional Parent Options                 Section 1.8(e)
   Securities Act                                   Section 2.1(b)
   Securities Exchange Act                          Section 1.8(f)
   Share Issuance                                   Section 2.2(a)
   Steag Early Condition Satisfaction Date Actions  Section 1.10
   Stock Option Plans                               Section 1.8(a)
   Subsidiary                                       Section 1.7(d)
   Surviving Corporation                            Section 1.1
   Tax                                              Section 4.14
   Tax Return                                       Section 4.14
   Termination Fee                                  Section 8.3(b)

                          AGREEMENT AND PLAN OF MERGER

   AGREEMENT AND PLAN OF MERGER dated as of June 27, 2000 among Mattson Technology, Inc., a Delaware corporation (the "Parent Corporation"), M2C Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of the Parent Corporation (the "Acquisition Corporation"), and CFM Technologies, Inc., a Pennsylvania corporation (the "Company").

   WHEREAS, the Boards of Directors of the Parent Corporation and the Company have each determined that a business combination between the Parent Corporation and the Company is desirable and in the best interests of the Parent Corporation and its stockholders and the Company and its shareholders, and the Boards of Directors of the Parent Corporation and the Company accordingly have each duly adopted resolutions approving this Agreement and the transactions contemplated hereby, including the Merger (as defined in Section 1.1);

   WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Company is entering into a stock option agreement with the Parent Corporation (the "Stock Option Agreement"), pursuant to which the Company has granted to the Parent Corporation an option to purchase up to nineteen and nine-tenths percent (19.9%) of the total number of shares of Company Common Stock (as defined in Section 1.7(a) herein) issued and outstanding as of the date of the Stock Option Agreement (which amount shall be adjusted to reflect changes in the Company's capitalization occurring after the date of the Stock Option Agreement in accordance with Section 11 thereof) at a price per share equal to the average of the last sale prices of Company Common Stock on the ten (10) trading days immediately prior to the announcement of the Merger;

   WHEREAS, it is intended that the Merger provided for in this Agreement will qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code");

   WHEREAS, prior to the execution and delivery of this Agreement, the Company and Roger A. Carolin, the President and Chief Executive Officer of the Company, have entered into an Amendment No. 1 dated June 27, 2000 to Change of Control and Severance Agreement.

   WHEREAS, in order to induce the Parent Corporation and the Company to enter this Agreement and to consummate the merger, a certain shareholder of the Company is entering into a voting agreement pursuant to which he is agreeing to vote in favor of the adoption and approval of the Merger, and a certain stockholder of the Parent Corporation is entering into a voting agreement pursuant to which he is agreeing to vote in favor of increasing the number of shares of common stock that the Parent Corporation is authorized to issue and to issue shares of the Parent Corporation common stock pursuant to the Merger; and

   WHEREAS, concurrently herewith, the Parent Corporation and Steag Electronic Systems A.G., an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany ("Steag"), are executing a Strategic Business Combination Agreement of even date herewith (the "Steag Agreement") which provides (among other things) that, subject to the terms and conditions thereof, the parties thereto will consummate certain transactions that are collectively referred to therein as the "Strategic Business Combination" and are collectively referred to herein as the "Steag Combination," and it is the intent and desire of the Parent Corporation, the Company and Steag that the Merger and the Steag Combination be mutually conditioned on the simultaneous consummation of both such transactions for the long-term strategic benefit of their respective stockholders.

   NOW, THEREFORE, in consideration of the mutual agreements contained herein and for other good and valuable consideration, the value, receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

                                   ARTICLE 1

                                   THE MERGER

   Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3) the Acquisition Corporation will be merged with and into the Company (the "Merger") in accordance with the provisions of both the Pennsylvania Business Corporation Law (the "Pennsylvania Act") and the Delaware General Corporation Law (the "Delaware Act"). Following the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of the Acquisition Corporation will cease.

   Section 1.2 The Closing. Upon the terms and subject to the conditions set forth in this Agreement, the consummation of the Merger and the other transactions contemplated by this Agreement (the "Closing") will take place at the offices of Gray Cary Ware & Freidenrich LLP located at 400 Hamilton Avenue, Palo Alto, California 94301, at 10:00 a.m., local time, on the first business day following the satisfaction or waiver of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, where permitted, waiver of those conditions), or at such other date, time or place as the Parent Corporation and the Company may agree. The date upon which the Closing occurs is referred to in this Agreement as the "Closing Date."

   Section 1.3 Effective Time. The Merger will be consummated by the filing of Articles of Merger, prepared in accordance with Section 1926 of the Pennsylvania Act, in the Pennsylvania Department of State in accordance with
Section 1927 of the Pennsylvania Act, and by the filing of a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with
Section 252(c) of the Delaware Act. The time the Merger becomes effective in accordance with Section 1928 of the Pennsylvania Act and Sections 103(d) and 252(c) of the Delaware Act is referred to in this Agreement as the "Effective Time."

   Section 1.4 Effects of the Merger. The Merger will have the effects set forth in the Pennsylvania Act and the Delaware Act. Without limiting the generality of the foregoing, as of the Effective Time, all properties, rights, privileges, powers and franchises of the Company and the Acquisition Corporation will vest in the Surviving Corporation and all debts, liabilities and duties of the Company and the Acquisition Corporation will become debts, liabilities and duties of the Surviving Corporation.

   Section 1.5 Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation and Bylaws of the Acquisition Corporation in the respective forms delivered by the Parent Corporation to the Company prior to the date of this Agreement will be amended and restated to change the name of the Acquisition Corporation to such name as the Parent Corporation may determine. The Certificate of Incorporation and Bylaws of the Acquisition Corporation, as so amended and restated, will be the Certificate of Incorporation and Bylaws of the Surviving Corporation.

   Section 1.6 Officers. From and after the Effective Time, the individuals identified as Surviving Corporation Officers on Schedule 1.6 hereto shall be the officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation.

   Section 1.7 Conversion of Company Common Stock.

     (a) Subject to the provisions of Section 1.7(b), each share of the Company's Common Stock, no par value (the "Company Common Stock"), issued and outstanding immediately prior to the Effective Time (except as otherwise provided in Section 1.7(b)) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive, upon the surrender of the certificate formerly representing such share, that number of shares of the Parent Corporation's Common Stock, par value $0.001 per share (the "Parent Common Stock") equal to the Exchange Ratio. The Exchange Ratio shall be .5223. In the event the number of shares of Parent Common Stock issuable upon surrender of Company Common Stock by any holder shall include a fraction of a share, the number of shares of Parent Common Stock issuable to such holder shall be rounded down to the next lowest whole number of shares and such holder shall be paid cash in lieu of such fractional share as set forth in Section 3.2(c). In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock are changed into a different number of shares or a different class as a result of a stock split, reverse stock split, stock dividend, subdivision, reclassification, combination, exchange, recapitalization or similar transaction, the number of shares of Parent Common Stock into which each share of Company Common Stock will be converted as a result of the Merger will be adjusted appropriately.

     (b) Each share of Company Common Stock held in the treasury of the Company, held by any Subsidiary (as defined in Section 1.7(d)) of the Company or held by the Parent Corporation or any Subsidiary of the Parent Corporation immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and retired and will cease to exist. For purposes of this Section 1.7(b), shares of Company Common Stock owned beneficially or held of record by any plan, program or arrangement sponsored or maintained for the benefit of any current or former employee of the Company, the Parent Corporation or any of their respective Subsidiaries will not be deemed to be held by the Company, the Parent Corporation or any such Subsidiary, regardless of whether the Company, the Parent Corporation or any such Subsidiary has the power, directly or indirectly, to vote or control the disposition of such shares.

     (c) The shares of Parent Common Stock to be issued upon the conversion of shares of Company Common Stock pursuant to Section 1.7(a) and any cash to be paid in lieu of fractional shares of Parent Common Stock pursuant to
  Section 3.2(c) are referred to in this Agreement collectively as the "Merger Consideration."

     (d) The term "Subsidiary" as used in this Agreement means any corporation, partnership, limited liability company or other business entity 50 percent or more of the outstanding voting equity securities of which are owned, directly or indirectly, by the Company or the Parent Corporation, as applicable.

     (e) Company Dissenting Shares. Shares of Company Common Stock held by any holder entitled to and seeking relief as a dissenting shareholder under the Pennsylvania Act (the "Company Dissenting Shares") shall not be converted into the right to receive Surviving Corporation Common Stock but shall be converted into such consideration as may be due with respect to such shares pursuant to the applicable provisions of the Pennsylvania Act, unless and until the right of such holder to receive fair cash value for such Company Dissenting Shares terminates in accordance with the Pennsylvania Act. If such right is terminated otherwise than by the purchase of such shares by the Surviving Corporation, then such shares shall cease to be Company Dissenting Shares and shall be converted into and represent the right to receive the Parent Common Stock as provided in Section 1.7(a).

   Section 1.8 Stock Options.

     (a) Subject to Section 1.8(b), at the Effective Time, each outstanding option to purchase shares of Company Common Stock (a "Company Option") granted under any stock option plan, program, agreement or arrangement of the Company or any of its Subsidiaries ("Stock Option Plans") shall be converted into an option to purchase Parent Common Stock, and the Parent Corporation shall assume each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Stock Option Plan under which it was issued and the stock option agreement by which it is evidenced. From and after the Effective Time, (i) each Company Option assumed by the Parent Corporation may be exercised solely for shares of the Parent Common Stock, (ii) the number of shares of Parent Common

  Stock subject to each such Company Option shall be equal to the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounding down to the nearest whole share, (iii) the per share exercise price under each such Company Option shall be adjusted by dividing the per share exercise price under such Company Option by the Exchange Ratio and rounding up to the nearest tenth of a cent and (iv) any restriction on the exercise of any such Company Option shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that each Company Option assumed by the Parent Corporation in accordance with this
  Section 1.8(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction subsequent to the Effective Time.

     (b) Notwithstanding anything to the contrary contained in this Section 1.8, in lieu of assuming outstanding Company Options in accordance with
  Section 1.8(a), the Parent Corporation may, at its election, cause such outstanding Company Options to be replaced by issuing replacement stock options in substitution therefor containing provisions and terms equivalent in all material respects with those contained in such Company Options ("Replacement Options"). The number of shares of Parent Common Stock subject to a Replacement Option, as well as the per share exercise price of such Replacement Option shall be determined in the manner specified in
  Section 1.8(a). If the Parent Corporation elects to substitute Replacement Options in lieu of assuming outstanding Company Options, the Parent Corporation shall take all corporate action necessary to approve the Replacement Options described in this Section 1.8(b) in a manner qualifying under Section 424(a) of the Code and shall deliver an agreement evidencing such Replacement Options to each applicable holder of a Company Option within 30 days after the Effective Time. Shares of Parent Common Stock issuable pursuant to the Replacement Options granted pursuant to this
  Section 1.8(b) shall be registered on the Form S-8 Registration Statement referred to in Section 1.8(c).

     (c) The Parent Corporation will take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of all of the Company Options converted into options to purchase Parent Common Stock pursuant to Section 1.8(a), Replacement Options granted under Section 1.8(b), the Additional Parent Options and Second Additional Parent Options (as defined in Section 1.8(e)). Not later than two business days following the Effective Time, the Parent Corporation will file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to the converted stock options and will deliver prospectuses to the holders of such stock options. The Parent Corporation will use all reasonable efforts to maintain the effectiveness of the foregoing registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as any of the converted stock options remain outstanding and unexercised.

     (d) At the Effective Time, (i) all outstanding and unvested Company Options granted under any Stock Option Plan, other than those Company Options held by the individuals listed on Exhibit A-1 hereto, shall completely vest to the extent and in the manner provided under the applicable Stock Option Plan, and (ii) the vesting schedule of the Company Options held by the individuals listed on Exhibit A-1 hereto shall accelerate such that vesting of those Company Options will occur at twice the rate of vesting in effect immediately prior to the Effective Time. Notwithstanding Section 1.8(d)(ii) herein, as soon as reasonably practicable following the Effective Time, the Surviving Corporation and the individuals listed on Exhibit A-1 shall enter into separate agreements providing for the complete and immediate vesting of such individual's outstanding Company Options in the event that the Parent Corporation or the Surviving Corporation terminates such individual's employment without cause following the Effective Time.
     (e) At the Effective Time, the Parent Corporation will assume the obligations of the Company under the Stock Option Plans as in effect at the Effective Time. At the Effective Time, the Parent Corporation shall authorize and grant 400,000 options to purchase Parent Common Stock (the "Additional Parent

  Options") to be allocated among those individuals employed by the Company or any Company Subsidiary immediately before the Effective Time who remain employed by the Surviving Corporation, Parent Corporation or any of its Subsidiaries after the Effective Time, including those individuals listed on Exhibit A-1 hereto, which options shall be subject to the terms and conditions of the Parent Corporation's 1989 Stock Option Plan (the "Parent Stock Option Plan") and the applicable stock option agreement under which the respective options are issued. The Additional Parent Options shall vest ratably on a monthly basis over a four (4) year period and will otherwise be pursuant to the Parent Corporation standard terms for employee stock options. The basis of allocating the Additional Parent Options shall be developed jointly by the Boards of Directors of the Company and the Parent Corporation and shall be substantially similar to the Company's past practice of allocating Company Options to its employees. At the Effective Time, the Parent Corporation shall also, subject to approval by the Board of Directors of the Parent Corporation, authorize and grant 100,000 options to purchase Parent Common Stock (the "Second Additional Parent Options") to those individuals listed on Exhibit A-1 hereto, which options shall be subject to the terms and conditions of the Parent Stock Option Plan and the applicable stock option agreement under which the respective options are issued. The Second Additional Parent Options shall "cliff vest" 100% two years after the Effective Time. The basis of allocating the Second Additional Parent Options to these individuals shall be determined by the President and Board of Directors of the Company as of the Effective Time. No additional Company Options will be granted pursuant to the Stock Option Plans after the Effective Time.

     (f) The Boards of Directors or Compensation Committees of the Company and the Parent Corporation will each grant all approvals and take all other actions required pursuant to Rules 16b-3(d) and 16b-3(e) under the Securities Exchange Act of 1934, as amended (together with the rules and regulations of the SEC thereunder, the "Securities Exchange Act"), to cause the disposition in the Merger of Company Common Stock and Company Options and the acquisition in the Merger of Parent Common Stock and options to acquire Parent Common Stock to be exempt from the provisions of Section 16(b) of the Securities Exchange Act.

   Section 1.9 Conversion of the Acquisition Corporation Common Stock. Each share of the Common Stock, par value $0.001 per share, of the Acquisition Corporation issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of the Common Stock, no par value per share, of the Surviving Corporation.

   Section 1.10 Early Condition Satisfaction Date. If prior to December 1, 2000, (i) all of the conditions set forth in Section 7.1 have been satisfied and all of the conditions set forth in Sections 7.2 and 7.3 (other than conditions which, by their nature, can only be satisfied by delivery of documents or other instruments on the Closing Date) would have been either satisfied or waived by the relevant party were the Closing to occur at such time and (ii) simultaneously with the actions contemplated by this Section 1.10, the actions contemplated to be taken by Section 2.8 of the Steag Agreement (the "Steag Early Condition Satisfaction Date Actions") also occur and the Company is provided reasonably satisfactory evidence of the simultaneous occurrence thereof, then, no later than three (3) business days thereafter (the "Company Early Condition Satisfaction Date") at a place and time (simultaneous with the Steag Early Condition Satisfaction Date Actions) to be mutually agreed upon by the parties and Steag, the parties shall take the following actions:

     (a) the Parent Corporation and the Company shall each deliver or cause to be delivered to the other the closing certificates and other documents that would have been required at the Closing pursuant to Sections 7.2(c),
  (d), (h) and (i) and Sections 7.3(c), (d), (e) and (h); provided, that such certificates and other documents shall be dated as of the Company Early Condition Satisfaction Date and shall address representations, warranties and covenants, in the case of certificates, opinions, in the case of legal opinions, and other circumstances, in the case of other documents, as of such date; and

     (b) the Parent Corporation shall execute and deliver to the Company an irrevocable acknowledgement and waiver, in form and substance reasonably satisfactory to the Company and Steag, of the satisfaction or waiver of the closing conditions set forth in Section 7.2 and the waiver of the Parent

  Corporation's termination rights set forth in Section 8.1; and the Company shall execute and deliver to the Parent Corporation an irrevocable acknowledgement and waiver, in form and substance reasonably satisfactory to the Parent Corporation and Steag, of the satisfaction or waiver of the closing conditions set forth in Section 7.3 and the waiver of the Company's termination rights set forth in Section 8.1.

   Notwithstanding anything contained in this Article 1, the Closing shall not occur, and the Parent Corporation shall not acquire ownership of any equity securities of the Company pursuant to the Merger or become obligated to issue any of its equity securities pursuant thereto, prior to January 1, 2001.
   For the purposes of this Section 1.10, the condition set forth in Section 7.1(f) shall be deemed satisfied if, concurrently with the taking of the actions referred to in clauses (a) and (b) above of this Section 1.10 on the Company Early Condition Satisfaction Date, the Steag Early Condition Satisfaction Date Actions are taken.

                                   ARTICLE 2

                     STOCKHOLDER AND SHAREHOLDER APPROVALS

   Section 2.1 Company Actions. The Company, acting through its Board of Directors, in accordance with applicable law, its Articles of Incorporation, as amended, and Bylaws, as amended, and the rules and listing requirements of the Nasdaq National Market ("NASDAQ"), will:

     (a) duly call, give notice of, convene and hold a special meeting of its shareholders (the "Company Shareholders Meeting"), to be held (on a date selected by the Company in consultation with the Parent Corporation) as soon as practicable after the Form S-4 Registration Statement is declared effective, for the purpose of submitting this Agreement, the Merger and the other transactions contemplated hereby, as a single proposal (the "Company Proposals") for adoption and approval by the affirmative vote of the holders of Company Common Stock as set forth in Section 4.22 hereof (the "Company Shareholder Approval");

     (b) cooperate with the Parent Corporation in preparing and filing with the SEC as promptly as practicable after the date of this Agreement a Joint Proxy Statement/Prospectus and related materials (the "Joint Proxy Statement") with respect to the Company Shareholders Meeting satisfying the requirements of the Securities Act of 1933, as amended (together with the rules and regulations of the SEC thereunder, the "Securities Act"), and the Securities Exchange Act, respond promptly to any comments raised by the SEC with respect to the preliminary version of the Joint Proxy Statement, and cause the definitive version of the Joint Proxy Statement to be mailed to its shareholders as soon as it is legally permitted to do so;

     (c) provide the Parent Corporation with the information concerning the Company required to be included in the Joint Proxy Statement and the Registration Statement (as defined in Section 2.2(b)); and

     (d) subject to the provisions of Section 6.10 and the fiduciary duty of the Company's Board of Directors, include in the Joint Proxy Statement (i) the recommendation of the Board of Directors of the Company that the shareholders of the Company vote in favor of the Merger and the adoption and approval of this Agreement and the transactions contemplated hereby (the "Company Board Recommendation") and (ii) the written opinion dated as of the date of this Agreement of Warburg Dillon Read LLC, financial advisor to the Board of Directors of the Company, to the effect that as of the date of this Agreement, the Merger Consideration is fair to the shareholders of the Company, other than the Parent Corporation and its affiliates, from a financial point of view.

   Section 2.2 Parent Corporation Actions. The Parent Corporation, acting through its Board of Directors, in accordance with applicable law, its Certificate of Incorporation and Bylaws and the rules and listing requirements of NASDAQ, will:

     (a) duly call, give notice of, convene and hold a special meeting of its stockholders (the "Parent Corporation Stockholders Meeting"), to be held as soon as practicable after the date of this Agreement, for the purpose of submitting, as a single proposal, the proposal adopted by the Board of Directors of the

  Parent Corporation to (i) issue shares of Parent Common Stock pursuant to the Merger and the Steag Combination (the "Share Issuance") to effectuate such transactions and (ii) if necessary, increase the shares reserved under the Parent Stock Option Plans (collectively, the "Parent Corporation Proposal") for the approval by the holders of the outstanding shares of Parent Common Stock as set forth in Section 5.23 hereof (the "Parent Corporation Stockholder Approval");

     (b) file with the SEC as promptly as practicable after the date of this Agreement a Registration Statement on Form S-4 (which will include the Joint Proxy Statement) complying in all material respects with the Securities Act and the Securities Exchange Act registering the issuance of the Parent Common Stock proposed to be issued by the Parent Corporation pursuant to the Merger (the "Registration Statement"), respond promptly to any comments raised by the SEC with respect to the preliminary version of the Joint Proxy Statement or the Registration Statement, use all its reasonable efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable and cause the definitive version of the Joint Proxy Statement to be mailed to its stockholders as soon as it is legally permitted to do so;

     (c) provide the Company with the information concerning the Parent Corporation, the Acquisition Corporation and Steag (to the extent available to the Parent Corporation) required to be included in the Joint Proxy Statement; and

     (d) subject to the fiduciary duty of the Parent Corporation's Board of Directors, include in the Joint Proxy Statement (i) the recommendation of the Board of Directors of the Parent Corporation that the stockholders of the Parent Corporation vote in favor of the Parent Corporation Proposal (the "Parent Corporation Board of Recommendation") and (ii) the written opinion dated as of June 27, 2000 of Alliant Partners, financial advisor to the Board of Directors of the Parent Corporation, to the effect that the Merger and Steag Combination, together, are fair, from a financial point of view, to the Parent Corporation stockholders.

   Section 2.3 Cooperation. Each party will promptly advise the other of its receipt of, and will promptly furnish the other party with copies of, all comments received from the SEC with respect to the Registration Statement and the Joint Proxy Statement and will consult with the other party in responding to such comments.

                                   ARTICLE 3

                            EXCHANGE OF CERTIFICATES

   Section 3.1 Exchange of Certificates. From and after the Effective Time, each holder of a certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (a "Certificate") will be entitled to receive in exchange therefor, upon surrender thereof to an exchange agent to be designated by the parties (the "Exchange Agent"), the part of the Merger Consideration into which the shares of Company Common Stock evidenced by such Certificate were converted pursuant to the Merger. No interest will be payable on the Merger Consideration to be paid to any holder of a Certificate irrespective of the time at which such Certificate is surrendered for exchange.

   Section 3.2 Exchange Agent; Exchange Procedures.

     (a) As soon as reasonably practicable following the Effective Time, the Parent Corporation will deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of holders of Certificates, certificates representing the Merger Consideration and the amount of any dividends or distributions payable in accordance with the provisions of
  Section 3.2(b) (the "Exchange Fund").

     (b) As soon as reasonably practicable after the Effective Time, the Parent Corporation will instruct the Exchange Agent to mail to each record holder of a Certificate (i) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to such Certificates will pass, only upon delivery of the Certificate to the Exchange Agent and will be in such form and have such other provisions as the Parent Corporation will reasonably specify) and (ii) instructions for use in effecting the surrender of Certificates for certificates representing shares of Parent Common Stock. Commencing immediately after the Effective Time, upon the surrender to the Exchange Agent of such Certificate or Certificates, together with a duly executed and completed letter of transmittal and all other documents and other materials required by the Exchange Agent to be delivered in connection therewith, the holder will be entitled to receive a certificate or certificates representing the number of shares of Parent Common Stock into which the Certificate or Certificates so surrendered have been converted in accordance with the provisions of Section 1.7 and an amount of cash in lieu of fractional shares which such holder has the right to receive pursuant to Section 3.2(c). Unless and until any Certificate or Certificates are so surrendered, no dividend or other distribution, if any, payable to the holders of record of shares of Parent Common Stock as of any date subsequent to the Effective Time will be paid to the holders of such Certificate or Certificates in respect of the shares of Parent Common Stock into which such Certificates are convertible. Upon the surrender of any Certificate or Certificates, the record holder of the certificate or certificates representing shares of Parent Common Stock issued in exchange therefor will be entitled to receive (i) at the time of surrender, the amount of any dividends or other distributions (net of any applicable tax withholdings) having a record date after the Effective Time and a payment date prior to the surrender date, payable in respect of such shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions (net of any applicable tax withholdings) having a record date after the Effective Time and a payment date subsequent to the date of such surrender, payable in respect of such shares of Parent Common Stock.

     (c) No Fractional Securities. Notwithstanding any other provision of this Agreement, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates and such fractional shares shall not entitle the owner thereof to vote or to any other rights of a holder of Parent Common Stock. A holder of Company Common Stock who would otherwise have been entitled to a fractional share of Parent Common Stock shall be entitled to receive a cash payment in lieu of such fractional share in an amount equal to the product of such fraction multiplied by the average closing prices for the Company Common Stock as reported in NASDAQ for the ten (10) days immediately preceding the date immediately prior to the date on which the Effective Time occurs.

   Section 3.3 Transfer Books. The stock transfer books of the Company will be closed at the Effective Time and no transfer of any shares of Company Common Stock will thereafter be recorded on any of the stock transfer books. In the event of a transfer of ownership of any Company Common Stock prior to the Effective Time that is not registered in the stock transfer records of the Company at the Effective Time, a certificate or certificates representing the number of shares of Parent Common Stock into which such Company Common Stock has been converted in the Merger will be issued to the transferee together with a cash payment in respect of dividends and distributions, if any, in accordance with the provisions of Section 3.2(b), only if the Certificate is surrendered as provided in Section 3.1, accompanied by all documents required to evidence and effect such transfer and by evidence of payment of any applicable stock transfer taxes.

   Section 3.4 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed one year after the Effective Time will be delivered to the Parent Corporation upon demand, and each holder of Company Common Stock who has not theretofore surrendered Certificates in accordance with the provisions of this Article 3 will thereafter look only to the Parent Corporation for satisfaction of such holder's claims for shares of Parent Common Stock and any dividends or distributions payable in accordance with the provisions of Section 3.2(b).

   Section 3.5 Lost Certificates. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed certificate the shares of Parent Common Stock issuable pursuant to Section 1.7, unpaid dividends and distributions, if any, on shares of Parent Common Stock deliverable in respect thereof, pursuant to this Agreement and any payment in lieu of fractional shares.

   Section 3.6 No Rights as Stockholder. From and after the Effective Time, the holders of Certificates will cease to have any rights as stockholders of the Surviving Corporation except as otherwise provided in this Agreement or by applicable law and the Parent Corporation will be entitled to treat each Certificate that has not yet been surrendered for exchange solely as evidence of the right to receive the part of the Merger Consideration into which the shares of Company Common Stock evidenced by such Certificate have been converted pursuant to the Merger and the right to receive dividends and distributions, if any, in accordance with the provisions of Section 3.2(b).

   Section 3.7 Withholding. The Parent Corporation will be entitled to deduct and withhold from the Merger Consideration otherwise payable to any former holder of Company Common Stock all amounts required by law to be deducted or withheld therefrom.

   Section 3.8 Escheat. Neither the Parent Corporation, the Acquisition Corporation nor the Company will be liable to any former holder of Company Common Stock for any portion of the Merger Consideration delivered to any public official pursuant to any applicable abandoned property, escheat or similar law. In the event any Certificate has not been surrendered for exchange prior to the sixth anniversary of the Closing Date, or prior to such earlier date as of which such Certificate or the Merger Consideration payable upon the surrender thereof would otherwise escheat to or become the property of any governmental entity, then the Merger Consideration and any other distribution otherwise payable upon the surrender of such Certificate will, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all rights, interests and adverse claims of any person.

                                   ARTICLE 4

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

   The Company represents and warrants to the Parent Corporation and the Acquisition Corporation that except as disclosed in the reports, schedules, forms, statements and other documents filed by the Company with the SEC and publicly available prior to the date of this Agreement, as disclosed in the Quarterly Report on Form 10-Q for the Company's fiscal quarter ended April 30, 2000 delivered to the Parent Corporation prior to the date of this Agreement or as disclosed on a Schedule hereto as contemplated below in this Article 4:

   Section 4.1 Due Incorporation.

     (a) Each of the Company and its Subsidiaries (each a "Company Subsidiary" and collectively, the "Company Subsidiaries") is a corporation duly organized, validly existing and in good standing or subsisting under the laws of its jurisdiction of organization, with all requisite power and authority to own, lease and operate its properties and to carry on its business as they are now being owned, leased, operated and conducted. Each of the Company and Company Subsidiaries is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the nature of the properties owned, leased or operated by it and the business transacted by it require such qualification, except where the failure to be so qualified could not have a Company Material Adverse Effect (as defined in Section 4.7 hereof). The jurisdictions in which the Company and Company Subsidiaries are qualified to do business as a foreign corporation are set forth next to each entity's name on Schedule 4.1 hereto. True, correct and complete copies of the Company's Articles of Incorporation, as amended, and By-laws, as amended, and the organizational documents of each Company Subsidiary, have been delivered to the Parent Corporation.

     (b) Except as set forth on Schedule 4.1 hereto, the Company has no direct or indirect subsidiaries, either wholly or partially owned, and the Company does not hold any economic, voting or management interest in any corporation, proprietorship, firm, partnership, limited partnership, trust, association, individual or other entity (a "Person") or own any security issued by any Person. Schedule 4.1 hereto sets forth a description as of the date hereof, of all subsidiaries and joint ventures of the Company, including the name of each such entity, the state or jurisdiction of its incorporation or organization, the Company's interest therein and a brief description of the principal line or lines of business conducted by each such entity. Except as set forth on Schedule 4.1 hereto, all of the issued and outstanding shares of capital stock of each Company Subsidiary are validly issued, fully paid, nonassessable and free of preemptive rights, and are owned, directly or indirectly, by the Company free and clear of any liens, claims, encumbrances, security interests, equities, charges and options of any nature whatsoever and there are no outstanding subscriptions, options, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating any such subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of its capital stock or obligating it to grant, extend or enter into any such agreement or commitment, except for any of the foregoing that could not reasonably be expected to have a Company Material Adverse Effect. As used in this Agreement, the term "joint venture" of a Person shall mean any Person that is not a subsidiary of such Person, in which such Person or one or more of its subsidiaries owns an equity interest, other than equity interests held for passive investment purposes which are less than 10% of any class of the outstanding voting securities or equity of any such Person.

   Section 4.2 Due Authorization. The Company has full power and authority to enter into this Agreement and to execute and file the Certificate of Merger and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement have been duly and validly approved and authorized by the Board of Directors of the Company, and, subject to obtaining the necessary approval of the Merger by the shareholders of the Company, no other actions or proceedings on the part of the Company are necessary to authorize this Agreement and the transactions contemplated hereby. The Company has duly and validly executed and delivered this Agreement. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or other laws from time to time in effect which affect creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

   Section 4.3 Non-Contravention/Consents and Approvals.

     (a) The execution and delivery of this Agreement by the Company do not, and the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any lien upon any of the assets or properties of the Company or any Company Subsidiary under, any of the terms, conditions or provisions of (i) the articles of incorporation or bylaws (or other comparable charter documents) of the Company or any Company Subsidiary, or (ii) subject to obtaining the necessary approval of this Agreement and the Merger by the shareholders of the Company and the taking of the actions described in paragraph (b) of this Section, (x) any statute, law, rule, regulation or ordinance (together, "Laws"), or any judgment, decree, order, writ, permit or license, of any Governmental Entity (as defined in paragraph (b) below), applicable to the Company or any Company Subsidiary or any of their respective assets or properties, or (y) any contract, agreement or commitment to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective assets or properties is bound, excluding from the foregoing clauses (x) and
  (y) conflicts, violations, breaches, defaults, terminations, modifications, accelerations and creations and impositions of liens which would not have a Company Material Adverse Effect or would not result in the inability of the Company to consummate the transactions contemplated by this Agreement.

     (b) No consent, approval, order or notice to or authorization of, or registration, declaration or filing with any United States federal, state, local or foreign court, administrative agency or commission or other governmental authority or instrumentality, (including a stock exchange or other self-regulatory body) (a "Governmental Entity"), is required by the Company or any of the Company Subsidiaries for the execution and delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby, the failure to obtain which would have a Company Material Adverse Effect or the consummation of the transactions contemplated hereby, except for:

       (i) the filing of a pre-merger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the expiration or termination of the applicable waiting period thereunder;

       (ii) the filing of Articles of Merger with the Department of State of the Commonwealth of Pennsylvania in accordance with the requirements of the Pennsylvania Act, and the filing of the appropriate documents with the relevant authorities of other states in which the Company is qualified to transact business;

       (iii) the filing of the Joint Proxy Statement with the SEC pursuant to the Securities Exchange Act and the Securities Act and the declaration of the effectiveness of the Registration Statement by the SEC and, to the extent required, filings with various blue sky authorities;

       (iv) required notices to NASDAQ; and

       (v) such filings, authorization orders and approvals as may be required of state and local governmental authorities (the "Local Approvals") which are specified in Schedule 4.3 hereto.

   Section 4.4 Capitalization.

     (a) The authorized capital stock of the Company consists of (i) 1,000,000 shares of preferred stock, no par value per share (the "Company Preferred Stock"), of which 300,000 are designated Series A Junior Participating Preferred Stock, no par value per share (the "Series A Preferred Stock"); and (ii) 30,000,000 shares of Company Common Stock. On the date hereof, there are issued and outstanding 7,812,713 shares of Company Common Stock (net of 189,617 treasury shares held by the Company) and no shares of preferred stock or Series A Preferred Stock (all of which Series A Preferred Stock are reserved for issuance in accordance with the Rights Agreement (the "Company Rights Agreement") dated as of April 24, 1997, between the Company and American Stock Transfer & Trust Co., as Rights Agent (the "Rights Agent") pursuant to which the Company has issued rights (the "Company Rights") to purchase the Series A Preferred Stock). All of the issued and outstanding shares of Company Common Stock are validly issued, fully paid and nonassessable and the issuance thereof was not subject to preemptive rights. On the date hereof, there are 612,517 shares of Company Common Stock reserved for issuance under the Stock Option Plans of the Company set forth on Schedule 4.4 hereto.

     (b) Schedule 4.4 sets forth the person who shall enter into a voting agreement with the Parent Corporation (the "Voting Agreement"), the form of which agreement is attached as Exhibit A-2; and which shall be and remain in full force and effect through and until the last to occur of (i) the effective date of any written consent controlling any vote regarding the Merger or (ii) any shareholder meeting (including adjournments) at which a vote regarding the Merger is taken. Except as set forth in Schedule 4.4 hereto and the Company Rights, there are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character obligating the Company to issue, transfer or sell any shares of capital stock or other securities (whether or not such securities have voting rights) of the Company. Except as set forth in
  Schedule 4.4 hereof, there are no outstanding contractual obligations of the Company which relate to the purchase, sale, issuance, repurchase, redemption, acquisition, transfer, disposition, holding or voting of any shares of capital stock or other securities of the Company.

   Section 4.5 Financial Statements; Undisclosed Liabilities; Other Documents.

     (a) For purposes of this Agreement, "Company Financial Statements" shall mean the audited financial statements of the Company as of October 31, 1999 and October 31, 1998 (including all notes thereto) and the unaudited financial statements of the Company as of April 30, 2000 which are included in the Company's Quarterly Report on Form 10-Q for the period ended April 30, 2000, consisting of the consolidated balance sheets at such dates and the related consolidated statements of income, stockholders' equity and cash flows. The Company Financial Statements have been prepared in accordance with GAAP consistently applied and present fairly the financial position, assets and liabilities of the Company as at the dates thereof and the revenues, expenses, results of operations and cash flows of the Company for the periods covered thereby.

     (b) The Company and Company Subsidiaries do not have any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, except (i) as set forth on the April 30, 2000 balance sheet (the "Company Base Balance Sheet") in the Company's Form 10-Q for the fiscal quarter ended April 30, 2000 or (ii) trade payables incurred since April 30, 2000 in the ordinary and usual course of its business and consistent in type and amount, with past practices and experience.

   Section 4.6 SEC Filings. The Company has timely filed all required forms, reports and other documents with the SEC since November 1, 1997, all of which complied when filed, in all material respects, with all applicable requirements of the Securities Act and Securities Exchange Act, as applicable. The Company has heretofore delivered to the Parent Corporation complete and correct copies of (i) its Annual Report on Form 10-K for the fiscal year ended October 31, 1999, (ii) its Quarterly Report on Form 10-Q for the quarter ended April 30, 2000, (iii) all proxy statements relating to the Company's meetings of shareholders (whether annual or special) since November 1, 1997 and (iv) all other reports, forms and other documents filed by the Company with the SEC since November 1, 1997 (together, the "Company SEC Documents"). As of their respective dates, such reports, forms and other documents (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The audited financial statements and the unaudited interim financial statements of the Company included or incorporated by reference in such reports, forms and other documents were prepared in accordance with GAAP consistently applied during the periods involved (except as may be otherwise indicated in the notes thereto), and fairly present the financial position of the Company as of the dates thereof and the results of its operations and changes in financial position for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments).

   Section 4.7 No Company Material Adverse Effects or Changes. Except as described on Schedule 4.7 hereto, or as disclosed in or reflected in the financial statements included in the Company SEC Documents, or as contemplated by this Agreement, since April 30, 2000, neither the Company nor any Company Subsidiary have (i) taken any of the actions set forth in subparagraphs (a) through (o) of Section 6.3 hereof, (ii) suffered any Company Material Adverse Effect, and no facts or conditions exist which could have, in the aggregate, a Company Material Adverse Effect (iii) suffered any damage, destruction or Loss to any of its assets or properties (whether or not covered by insurance), or
(iv) increased the compensation of any executive officer of the Company or Company Subsidiaries. "Loss" shall mean liabilities, losses, costs, claims, damages (including consequential damages), penalties and expenses (including attorneys' fees and expenses and costs of investigation and litigation). "Company Material Adverse Effect" shall mean an effect (or circumstance involving a prospective effect) on the business, operations, assets, liabilities, results of operations, cash flows, condition (financial or otherwise) or prospects of the Company and Company Subsidiaries taken as a whole which is materially adverse to the Company on a consolidated basis and not arising in connection with any litigation, claim or other action relating to infringement by a third party of any Company Intellectual Property or the validity or enforceability of patents owned by the Company. Notwithstanding the foregoing, a "Company Material Adverse Effect" shall include any litigation, claim or other action related to U.S. Patent

Number 4,911,761 (the "761 Patent") resulting in the substantial and permanent impairment of the Company's ability to assert or exploit the 761 Patent. Further notwithstanding the foregoing, a "Company Material Adverse Effect" shall not include (a) any failure by the Company to meet internal earnings or revenue projections, or any other revenue or earnings predictions or expectations, for any period ending (or for which earnings are released) on or after the date of this Agreement, or (b) any disruption of customer relationships, to the extent attributable to or arising out of the announcement or the pendency of this Agreement and the transactions contemplated hereby.

   Section 4.8 Properties.

     (a) Except as disclosed on Schedule 4.8 hereto, the Company and Company Subsidiaries (i) have good and marketable title to, and are the lawful owners of, all of the tangible and intangible assets, properties and rights used in connection with or necessary for the conduct of their respective businesses and all of the tangible and intangible assets, properties and rights reflected in the Company Base Balance Sheet (other than assets leased under the leases set forth in Schedule 4.8 hereto and assets disposed of in the ordinary course of business since the date of the Company Base Balance Sheet), and (ii) at the Effective Time will have good and marketable title to, and will be the lawful owner of, all of such tangible and intangible assets, properties and rights, in any case free and clear of any lien, encumbrance, pledge or similar interest.

     (b) Except as otherwise identified in Schedule 4.8 hereto, the material tangible assets of the Company and Company Subsidiaries, taken as a whole, including all mobile equipment, are in all respects in good condition and repair, reasonable wear and tear excepted, and are in condition suitable for the use to which they are put in the respective business of the Company and Company Subsidiaries.

   Section 4.9 Registration Statement and Proxy Statement/Prospectus. None of the information to be supplied by the Company or any of its accountants, counsel or other authorized representatives for inclusion in (a) the Registration Statement or (b) the Joint Proxy Statement will, in the case of the Joint Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Joint Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of the shareholders of the Company to be held in connection with the Merger, or, in the case of the Registration Statement and any amendments thereto, at the time it is declared effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, it being understood and agreed that no representation or warranty is made by the Company with respect to any information supplied by the Parent Corporation or its accountants, counsel or other authorized representatives. If at any time prior to the Effective Time any event with respect to the Company, its officers and directors or any Company Subsidiaries shall occur which is or should be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Registration Statement, such event shall be so described and the presentation in such amendment or supplement of such information will not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading in any material respect or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading.

   Section 4.10 Intellectual Property. Except as disclosed on Schedule 4.10 hereto:

     (a) All of the trademarks, trade names, service marks, patents, copyrights (including any registrations of or pending applications for any of the foregoing), technology, trade secrets, inventions, know-how, designs, computer programs, processes and all other intangible assets, properties and rights used by the Company or any Company Subsidiary in the conduct of its respective business (the "Company Intellectual Property") are either owned by the Company or Company Subsidiary free and clear of any lien, encumbrance, pledge or similar interest and are not subject to any license, royalty or other agreement or are licensed to the Company pursuant to an agreement as set forth on Schedule 4.10(h).

     (b) None of the Company Intellectual Property has been or is the subject of any pending or, to the Company's knowledge, threatened litigation or claim of infringement.

     (c) No license or royalty agreement to which the Company or any Company Subsidiary is a party (including any agreement regarding licensed intellectual property as defined below) is in breach or default by any party thereto or the subject of any notice of termination given or threatened.

     (d) The products manufactured or sold by the Company and Company Subsidiaries and any process, method, part, design or material they employ, and the marketing and use by the Company and Company Subsidiaries of any such product or any service, do not infringe any trademark, service mark, trade name, copyright, trade secret, patent or confidential or proprietary rights of another (except such representation is qualified by the Company's knowledge with respect to trademarks, service marks, trade names and patents), and the Company and Company Subsidiaries have not received any notice contesting their right to use any Company Intellectual Property.

     (e) Each of the Company and the Company Subsidiaries owns or possesses adequate rights in perpetuity in and to all the Company Intellectual Property necessary to conduct its respective business as presently conducted.

     (f) To the extent that any Company Intellectual Property is licensed by a third party to Company or any Company Subsidiary (such Company Intellectual Property referred to as "Licensed Intellectual Property"), the assignment or transfer of such Licensed Intellectual Property to the Parent Corporation upon or following the consummation of the transactions contemplated hereunder will not (i) constitute a breach or default under any such agreement which would give the other contracting party a right to terminate such agreement; (ii) alter or diminish the rights assigned or transferred to the Parent Corporation from that originally granted to the Company or Company Subsidiary (as the case may be) under such agreement; or
  (iii) alter or increase the obligations delegated or transferred to the Parent Corporation from that originally imposed on the Company or Company Subsidiary (as the case may be) under such agreement.

     (g) The Company and Company Subsidiaries require all employees, consultants and contractors having access to any Company Intellectual Property to execute nondisclosure agreements with respect to the protection of the Company Intellectual Property and the preservation of its proprietary and trade secret nature, and where the development, invention or creation of any Company Intellectual Property is involved, the Company and Company Subsidiaries have obtained valid and enforceable assignment agreements from each such employee, consultant and contractor such that all right, title and interest in and to the Company Intellectual Property is vested in the Company and/or Company Subsidiaries.

     (h) Subsection (h) of Schedule 4.10 sets forth a true and complete list of (i) all agreements regarding Licensed Intellectual Property; (ii) all patents and patent applications, registered trademarks and service marks, registered copyrights, registered mask works, trade names and service marks and any applications therefor, included in the Company Intellectual Property (other than any Licensed Intellectual Property), and specifies the jurisdictions in which such Company Intellectual Property has been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers and the names of all registered owners; (iii) all agreements to which any of the Company Intellectual Property (other than any Licensed Intellectual Property) may be subject.

     (i) There are no exclusive licenses, exclusive distributorship agreements or noncompetition agreements with respect to the use of any Company Intellectual Property or the development, sale or distribution of any Company products, or any other restrictions regarding the right of the Company or any of the Company Subsidiaries to fully exploit the Company Intellectual Property anywhere in the world. Neither the Company nor any of the Company Subsidiaries is a party to any reseller or distribution agreement, other than agreements that can be cancelled or terminated without cost or penalty upon notice of sixty (60) days or less.

   Section 4.11 Insurance. Schedule 4.11 hereto contains an accurate and complete list of all policies of fire, liability, worker's compensation, title and other forms of insurance owned or held by the Company or any Company Subsidiary. All such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing Date have been, or prior to the Closing Date, will be, paid and no notice of cancellation or termination has been received with respect to any such policy. Each of the Company and Company Subsidiaries will, no later than sixty (60) days prior to Closing, deliver to the Parent Corporation a true and complete copy of all insurance policies, including all occurrence-based policies applicable to the Company and Company Subsidiaries, for the three years prior to the Closing Date. Except as set forth in Schedule 4.11 hereto, neither the Company nor any Company Subsidiary has been unable to obtain insurance with respect to its assets or operations during the last three (3) years.

   Section 4.12 Employee Matters and ERISA. Except as set forth in Schedule
4.12 hereto:

     (a) Benefit Plans. Schedule 4.12 hereto contains a true and complete list of each employee benefit plan, program, policy, arrangement or agreement which is or has been sponsored, maintained or contributed to by the Company and Company Subsidiaries covering employees, former employees, directors or former directors of the Company and Company Subsidiaries or their beneficiaries, or providing benefits to such persons in respect of services provided to any such entity, including, but not limited to, any employee benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and any severance or change in control agreement, plan, policy or program between the Company and Company Subsidiaries and any employee thereof (collectively, the "Company Benefit Plans"). For purposes of this Section 4.12, "Company Subsidiary" includes any entity which, under Code Section 414(b), (c), (m) or (o), is required to be considered as a single employer with the Company. Neither the Company nor any Company Subsidiary is obligated to contribute to any "multiemployer plan" as defined in Section 3(37) of ERISA. Schedule 4.12 separately lists each Company Benefit Plan that has been adopted or maintained by the Company or Company Subsidiary, whether formally or informally, for the benefit of employees outside the United States ("Company International Benefit Plans").

     (b) Contributions. All contributions and other payments required to be made for any period through the date to which this representation speaks, by the Company or any Company Subsidiary to any Company Benefit Plan (or to any person pursuant to the terms thereof) have been timely made or paid in full, or, to the extent not required to be made or paid on or before the date to which this representation speaks, have been properly reflected in the Company Financial Statements.

     (c) Qualification; Compliance. Each of the Company Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code has either obtained from the Internal Revenue Service (the "IRS") a favorable determination letter as to its qualified status under the Code, including all amendments to the Code which are currently effective, or has time remaining to apply under applicable Treasury Regulations or Internal Revenue Service pronouncements for a determination or opinion letter and to make any amendments necessary to obtain a favorable determination or opinion letter; and, to the knowledge of the Company, no circumstances exist that could reasonably be expected to result in the revocation of any such determination. The Company and each Company Subsidiary is in compliance in all material respects with, and each of the Company Benefit Plans is and has been operated in all material respects in compliance with, all applicable laws, rules and regulations governing such plan, including, without limitation, ERISA and the Code. Each Company Benefit Plan intended to provide for the deferral of income, the reduction of salary or other compensation, or to afford other income tax benefits, complies in all material respects with the requirements of the applicable provisions of the Code or other laws, rules and regulations required to provide such income tax benefits. There are no pending or, to the knowledge of the Company, threatened claims under or in respect of any Company Benefit Plan by or on behalf of any employee, former employee, director, former director, or beneficiary thereof, or otherwise involving any Company Benefit Plan (other than routine claims for benefits).

     (d) Title I or IV Liabilities. No event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances that could reasonably be expected (and none of the transactions contemplated hereunder are reasonably expected) to subject the Company or any Company Subsidiary to any liability (whether to a governmental agency, a multiemployer plan or any other person or entity) arising under or based upon any provision of Title I or Title IV of ERISA.

     (e) Documents Made Available. The Company has made available to the Parent Corporation a true and correct copy of each collective bargaining agreement to which the Company or any Company Subsidiary is a party or under which the Company or any Company Subsidiary has obligations and, with respect to each Company Benefit Plan, where applicable, (i) such plan, including all amendments thereto, and the most recent summary plan description, (ii) the five (5) most recent annual reports filed with the IRS, (iii) each related trust agreement and insurance contract, (iv) the most recent determination of the IRS with respect to the qualified status of such Company Benefit Plan, (v) the most recent actuarial report or valuation for the most recent three (3) years, (vi) compliance and nondiscrimination tests for the last three (3) plan years, (vii) all insurance policies and certificates purchased by or to provide benefits under such plan, (viii) all contracts and agreements to which the Company or any Company Subsidiary is a party with third party administrators, actuaries, investment managers, consultants and other independent contractors that relate to such plan, and (ix) standard Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") forms and notices and
  (x) every private letter ruling, prohibited transaction exemption or other ruling or determination from the IRS, Department of Labor, Pension Benefit Guaranty Corporation or other Governmental Entity with respect to such plan. To the knowledge of the Company, in the case of each Company Benefit Plan, no employee handbook or similar employee communication relating to such plan nor any written communication of benefits under such plan from the administrator thereof, in either case that has not been delivered or made available to the Parent Corporation, describes the terms of such plan in a manner that is materially inconsistent with the documents and summary plan descriptions relating to such plan that have been made available pursuant to the foregoing sentence.

     (f) Post-Retirement Obligations. No Company Benefit Plan provides post-retirement health or welfare benefits to any individual, other than as required by Section 601 et seq. of ERISA and Section 4980B of the Code or any other laws, rules or regulations.

     (g) International Employee Plans. Each Company International Benefit Plan has been established, maintained and administered in compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such Company International Benefit Plan. No Company International Benefit Plan has unfunded liabilities that, as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent the Company or the Surviving Corporation from terminating or amending any Company International Benefit Plan at any time for any reason.

   Section 4.13 Labor Matters. The Company and each Company Subsidiary have conducted and currently are conducting, their respective businesses in full compliance with all laws relating to employment and employment practices, terms and conditions of employment, wages and hours and nondiscrimination in employment. Except as disclosed on Schedule 4.13 hereto, the relationship of the Company and each Company Subsidiary with their respective employees is good and there are, and during the past three years there have been, no labor strikes, disputes, slow-downs, work stoppages or other labor difficulties pending or, to the Company's knowledge, threatened against or involving the Company or any Company Subsidiary. None of the employees of the Company or any Company Subsidiary is covered by any collective bargaining agreement, no collective bargaining agreement is currently being negotiated and no attempt is currently being made or during the past three years has been made to organize any employees of the Company or any Company Subsidiary to form or enter a labor union or similar organization.

   Section 4.14 Tax Returns and Audits. For the purposes of this Agreement, a "Tax" or, collectively, "Taxes," means (i) any and all federal, state, local, foreign and other taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, gains, franchise, capital stock, severance, withholding, payroll, recapture, employment, excise, unemployment insurance, social security, business license, occupation, business organization, stamp, environmental and property taxes, together with all interest, penalties and additions imposed with respect to such amounts; (ii) any liability for the payment of any amounts described in clause (i) as a result of being a successor to or transferee of any individual or entity or a member of an affiliated, consolidated or unitary group for any period (including pursuant to Treas. Reg.
(S) 1.1502-6 or comparable provisions of state, local or foreign tax law); and
(iii) any liability for the payment of amounts described in clause (i) or clause (ii) as a result of any express or implied obligation to indemnify any Person or as a result of any obligations under agreements or arrangements with any Person. Except as otherwise specifically provided, for the purposes of this section, the Company means the Company and each Company Subsidiary, as if each such entity were named separately. "Tax Return", as used in this Agreement, means a report, return or other information required to be supplied to a governmental entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes the Company or any Company Subsidiary or the Parent Corporation or any Parent Corporation Subsidiary, as the case may be.

   Except as set forth in Schedule 4.14 hereto:

     (a) Filing of Timely Tax Returns. The Company and each Company Subsidiary have filed (or there has been filed on its behalf) all Tax Returns required to be filed by each of them under applicable law. All such Tax Returns were and are in all material respects true, complete and correct and filed on a timely basis.

     (b) Payment of Taxes. The Company and each Company Subsidiary have, within the time and in the manner prescribed by law, paid all Taxes that are currently due and payable except for those contested in good faith and for which adequate reserves have been taken.

     (c) Deferred Taxes. The Company and each Company Subsidiary have accounted for deferred income taxes in accordance with GAAP.

     (d) Tax Liens. There are no Tax liens upon the assets of the Company or any Company Subsidiary except liens for Taxes not yet due.

     (e) Withholding Taxes. The Company and each Company Subsidiary have complied in all material respects with the provisions of the Code relating to the withholding of Taxes, as well as similar provisions under any other laws, and have, within the time and in the manner prescribed by law, withheld from employee wages and paid over to the proper governmental authorities all amounts required.

     (f) Extensions of Time for Filing Tax Returns. Neither the Company nor any Company Subsidiary has requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed.

     (g) Waivers of Statute of Limitations. Neither the Company nor any Company Subsidiary has executed any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns.

     (h) Expiration of Statute of Limitations. The statute of limitations for the assessment of all Taxes has expired for all applicable Tax Returns of the Company and each Company Subsidiary or those Tax Returns have been examined by the appropriate taxing authorities for all periods through the date hereof, and no deficiency for any Taxes has been proposed, asserted or assessed against the Company or any Company Subsidiary that has not been resolved and paid in full.

     (i) Audit, Administrative and Court Proceedings. No audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of the Company or any Company Subsidiary.

     (j) Powers of Attorney. No power of attorney currently in force has been granted by the Company or any Company Subsidiary concerning any Tax matter.

     (k) Tax Rulings. Neither the Company nor any Company Subsidiary has received a Tax Ruling (as defined below) or entered into a Closing Agreement (as defined below) with any taxing authority that would have a continuing Company Material Adverse Effect after the Closing Date. "Tax Ruling," as used in this Agreement, shall mean a written ruling of a taxing authority relating to Taxes. "Closing Agreement," as used in this Agreement, shall mean a written and legally binding agreement with a taxing authority relating to Taxes.

     (l) Availability of Tax Returns. The Company has made available to the Parent Corporation complete and accurate copies of (i) all Tax Returns, and any amendments thereto, filed by the Company or any Company Subsidiary since January 1, 1996, (ii) all audit reports received from any taxing authority relating to any Tax Return filed by the Company or any Company Subsidiary and (iii) any Closing Agreements entered into by the Company or any Company Subsidiary with any taxing authority.

     (m) Tax Sharing Agreements. Neither the Company nor any Company Subsidiary is a party to any agreement relating to allocating or sharing of Taxes.

     (n) Code Section 280G; Deductibility of Certain Payments. Neither the Company nor any Company Subsidiary is a party to any agreement, contract or arrangement that could result, on account of the transactions contemplated hereunder, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code or could give rise to the payment of any amount that would not be deductible pursuant to Sections 404 or 162(m) of the Code.

     (o) Liability for Others. Neither the Company nor any Company Subsidiary has any liability for Taxes of any person other than the Company and the Company Subsidiaries (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor, (ii) by contract or (iii) otherwise.

     (p) Disposition of Certain Assets. The Company has not filed any consent agreement under Section 341(f) of the Code or otherwise agreed to have
  Section 341(f)(2) of the Code apply to any disposition of a Subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Company.

     (q) Affiliated Group. The Company is not and has not been a member of an affiliated group of corporations filing a consolidated federal income tax return (or a group of corporations filing a consolidated, combined or unitary income tax return under comparable provisions of state, local or foreign tax law) other than a group the common parent of which is or was the Company itself (and not a subsidiary of the Company).

     (r) Tax-Exempt Use Property. None of the assets of the Company is "tax-exempt use property" within the meaning of Section 168(h) of the Code.

     (s) Accounting Adjustments. The Company has not agreed to make, nor is it required to make, any adjustment under Section 481 of the Code by reason of a change in accounting method or otherwise.

     (t) Partnerships or Joint Ventures. The Company is not and has not been a member of a limited liability company or a party to any joint venture, partnership or other arrangement or contract that is or could be treated as a partnership for federal income tax purposes.

     (u) Indemnities. The Company has not indemnified any person against Tax in connection with any arrangement for the leasing of real or personal property, except for indemnity with respect to acts of the Company.

     (v) FIRPTA. The Company is not now and has not been within the preceding five years a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

     (w) Reorganization Treatment. Neither the Company nor any Company Subsidiary has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

   Section 4.15 Environmental Matters. Except as disclosed in Schedule 4.15 hereto:

     (a) Compliance. The Company and each Company Subsidiary are in compliance with all applicable Environmental Laws (as defined in Section 4.15(f)(ii) hereof); and neither the Company nor any Company Subsidiary has received any communication from any person or Governmental Authority that alleges that the Company or any Company Subsidiary is not in compliance with applicable Environmental Laws, except where the failure to be in such compliance would not in the aggregate have a Company Material Adverse Effect. The Company has provided the Parent Corporation with complete and correct copies of all inventories, reports, studies, assessments and test results in its possession relating to any storage, use or disposal of Hazardous Materials (as defined in Section 4.15(f)(iii) hereof) by the Company or any Company Subsidiary or on any property owned, leased to, controlled by or used by the Company or any Company Subsidiary.

     (b) Environmental Permits. The Company and each Company Subsidiary have obtained or have applied for all environmental, health and safety permits and governmental authorizations (collectively, the "Environmental Permits") necessary for the construction of their facilities or the conduct of their operations, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and the Company and each Company Subsidiary are in compliance with all terms and conditions of the Environmental Permits, except where the failure to be in compliance would not in the aggregate have a Company Material Adverse Effect and the Company believes that any transfer, renewal or reapplication for any Environmental Permit required as a result of the Merger can be accomplished in the ordinary course of business.

     (c) Environmental Claims. There are no Environmental Claims (as defined in Section 4.15(f)(i) hereof) pending or threatened (i) against the Company or any Company Subsidiary or joint ventures, or (ii) against any real or personal property or operations the Company or any Company Subsidiary owns, leases or manages, in whole or in part.

     (d) Releases. To the Company's knowledge, there have been no Releases (as defined in Section 4.15(f)(iv) hereof) of any Hazardous Materials that would be reasonably likely to form the basis of any Environmental Claim against the Company or any Company Subsidiary.

     (e) Predecessors. The Company has no knowledge of any Environmental Claim pending or threatened, or of any Release of Hazardous Materials that would be reasonably likely to form the basis of any Environmental Claim, in each case against any person or entity (including, without limitation, any predecessor of the Company or any Company Subsidiary) whose liability the Company or any Company Subsidiary has or may have retained or assumed either contractually or by operation of law or against any real or personal property which the Company or any Company Subsidiary formerly owned, leased or managed, in whole or in part.

     (f) As used in this Agreement:

       (i) "Environmental Claim" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any person or entity (including any Governmental Authority) alleging liability or potential liability (including, without limitation, potential responsibility for or liability for enforcement costs, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries, fines or penalties) arising out of, based on or resulting from (A) the presence, or Release or threatened Release into the environment, of any Hazardous Materials at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries or joint ventures (for purposes of this

    Section 4.15) or the Parent Corporation or any of its subsidiaries or joint ventures (for purposes of Section 5.14); or (B) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law; or (C) any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Release of any Hazardous Materials.

       (ii) "Environmental Laws" means all federal, state, local laws, rules, regulations and requirements of common law relating to pollution, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or protection of human health as it relates to protection of the environment including, without limitation, laws and regulations relating to Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

       (iii) "Hazardous Materials" means (a) any petroleum or petroleum products, radioactive materials, asbestos, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls ("PCBs") in regulated concentrations; and (b) any chemicals, materials or substances which are now defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," or words of similar import, under any Environmental Law; and (c) any other chemical, material, substance or waste, which is regulated under any Environmental Law in a jurisdiction in which the Company or any of its subsidiaries or joint ventures operate (for purposes of this Section 4.15) or the Parent Corporation or any of its subsidiaries or joint ventures operate (for purposes of Section 5.14).

       (iv) "Release" means any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the atmosphere, soil, surface water, groundwater or property.

   Section 4.16 Litigation.

     (a) Except as disclosed in Schedule 4.16 hereto or in the Company SEC Documents, there are no actions, suits, arbitrations, regulatory proceedings or other litigation, proceedings or governmental investigations pending or, to the Company's knowledge, threatened against or affecting the Company, Company Subsidiaries or any of the Company's or Company Subsidiaries' respective officers or directors in their capacity as such, or any of their respective properties or businesses, which, if adversely decided, would have a Company Material Adverse Effect, and the Company is not aware of any facts or circumstances which may give rise to any of the foregoing. Except as set forth on Schedule 4.16 hereto all of the proceedings pending against the Company and Company Subsidiaries are covered and being defended by insurers (subject to such deductibles as are set forth in such Schedule). Except as disclosed in Schedule 4.16 hereto, neither the Company nor any Company Subsidiary is subject to any order, judgment, decree, injunction, stipulation or consent order of or with any court or other Governmental Authority. Since November 1, 1997, neither the Company nor any Company Subsidiary has entered into any agreement to settle or compromise any proceeding pending or threatened against it which has involved any obligation other than the payment of money or for which the Company or any Company Subsidiary, as the case may be, has any continuing obligation.

     (b) There are no claims, actions, suits, proceedings, or investigations pending or, to the Company's knowledge, threatened by or against the Company with respect to this Agreement or in connection with the transactions contemplated hereby or thereby, and the Company has no reason to believe there is a valid basis for any such claim, action, suit, proceeding, or investigation.

     (c) Except as set forth on Schedule 4.16 hereto, there are no pending or, to the Company's knowledge, threatened claims against any director, officer, employee or agent of the Company, Company Subsidiaries, or any other Person which could give rise to any claim for indemnification against the Company or any Company Subsidiary.

   Section 4.17 Compliance with Applicable Laws. Except as disclosed in
Schedule 4.17 hereto, the Company and each Company Subsidiary holds all permits, licenses, variances, exemptions, orders and approvals of all Governmental Authorities which are material to the operation of their respective businesses (the "Company Permits"). The Company and each Company Subsidiary are in compliance with the terms of the Company Permits, except where the failure so to comply would not have a Company Material Adverse Effect. Except as disclosed in Schedule 4.17 hereto, to the Company's knowledge, neither the Company nor any Company Subsidiary is in violation of any law, ordinance or regulation of any Governmental Authority, except for possible violations which individually and in the aggregate do not, and, insofar as reasonably can be foreseen by the Company, will not in the future have a Company Material Adverse Effect.

   Section 4.18 Contracts; No Defaults. Except as set forth on the Exhibit Index to the Company's Annual Report on Form 10-K for the year ended October 31, 1999, or as described in Schedule 4.18 hereto or any customer purchase order not in excess of $3,000,000 received in the ordinary course of business, neither the Company nor any Company Subsidiary is a party to or subject to any oral or written agreement, contract or commitment (including, without limitation, leases of real property) which (i) involve the payment or receipt by the Company or any of the Company Subsidiaries of more than $100,000 under any one of such contracts, (ii) have an initial term of more than one year and are not cancelable without significant penalties by the Company or Company Subsidiary on 60 days' or less notice or (iii) otherwise would be required to be included as an exhibit to an annual report of the Company on Form 10-K under the regulations promulgated by the SEC under the Securities Exchange Act. Neither the Company nor any Company Subsidiary is in default or alleged to be in default under any such agreement, contract or commitment and, to the Company's knowledge, no other party thereto is in default. Nothing has occurred which, with or without the passage of time or giving or notice or both, would constitute a default by the Company or any Company Subsidiary or, to the Company's knowledge, by any other party under any such agreement, contract or commitment. The Company has no reason to believe any material renewable agreement, contract or commitment will not be renewed and has not received any notification that any such agreement, contract or commitment is not likely to be renewed. The Merger contemplated by this Agreement will not create a default under or permit the termination of or otherwise adversely affect any such agreement, contract or commitment in a manner that will have a Company Material Adverse Effect. Except as described in Schedule 4.18 hereto, neither the Company nor any Company Subsidiary is required to give any notice to any person regarding this Agreement or the transactions contemplated hereby with respect to any such agreement, contract or commitment.

   Section 4.19 Opinion of Financial Advisor. The Company has received the opinion of Warburg Dillon Read LLC, to the effect that, as of June 27, 2000, the consideration to be received by the holders of Company Common Stock in the Merger is fair from a financial point of view to the holders of Company Common Stock. The Company has delivered to the Parent Corporation a copy of the agreement between the Company and Warburg Dillon Read LLC.

   Section 4.20 Change in Control and Severance Payments. Except as set forth on Schedule 4.20 hereto, neither the Company nor any Company Subsidiary have any plans, programs or agreements to which they are parties, or to which they are subject, pursuant to which payments (or acceleration of benefits) may be required upon, or may become payable directly or indirectly as a result of, a change of control of the Company (including by reason of the consummation of the Merger) or otherwise upon termination of employment of any individual with the Company or any Company Subsidiary.

   Section 4.21 Year 2000. As of the date hereof, the computer systems used by the Company, any of the Company Subsidiaries and any third party service providers used by either of the foregoing have not exhibited any deficiencies with respect to formatting in connection with processing any dates after December 31, 1999 ("Year 2000 Problem"). All issues and modifications, if any, regarding Year 2000 Problem compliance by the Company or Company Subsidiaries have been resolved and undertaken and, will in the future be resolved and undertaken, by third-party service providers and the Company. The Company is not aware of any inability on the part of any customer, insurance company or service provider with which the Company or Company Subsidiaries transact business to timely remedy their own deficiencies in respect of the Year 2000 Problem, which inability, individually or in the aggregate, reasonably could be expected to have a Company Material Adverse Effect.

   Section 4.22 Vote Required. The approval of the Merger and the approval and adoption of the Merger Agreement by the affirmative vote of a majority of the votes cast in person or by proxy by the holders of Company Common Stock entitled to vote is the only vote of the holders of any class or series of capital stock of the Company or any of its subsidiaries required to approve the Company Proposal and the transactions contemplated hereby.

   Section 4.23 Broker's/Finder's Fees. Except for Warburg Dillon Read LLC, neither the Company nor any officer, director or employee of the Company has employed any broker, finder or investment banker or incurred any liability for any brokerage or investment banking fees, commissions or finders' fees in connection with the transactions contemplated by this Agreement.

   Section 4.24 Ownership of Parent Common Stock. The Company does not "beneficially own" (as such term is defined for purposes of Section 13(d) of the Securities Exchange Act) any shares of any class of capital stock of the Parent Corporation.

   Section 4.25 Applicability of Certain Pennsylvania Law. None of the provisions of Section 2538 and Subchapters E, F, G, H, I and J of Chapter 25 of the Pennsylvania Act (except to the extent that Subchapter H may apply until the shareholders of the Company have approved the Merger), or any similar provisions of the Articles of Incorporation, as amended, or By-Laws, as amended, of the Company are applicable to the transactions contemplated by this Agreement. Without limiting the foregoing, the Company's Board of Directors has taken all such action (i) under Subchapter F of Chapter 25 of the Pennsylvania Act to approve (A) any acquisition of shares of Company Common Stock by the Parent Corporation as contemplated in the Stock Option Agreement (assuming the acquisition of the Company Common Stock thereunder will not then increase the ownership interest attributable to the Parent Corporation in the Company to 20% or more) and the Voting Agreements and (B) the Merger, in order that Subchapter F shall not prohibit the transactions contemplated by the Agreement, and (ii) under Section 2538(b) of the Pennsylvania Act, so that Section 2538 shall not apply to any transaction contemplated by this Agreement.

   Section 4.26 The Company Rights Agreement. Prior hereto, the Company has delivered to the Parent Corporation and its designated counsel a true and complete copy of the Company Rights Agreement in effect on the date hereof, and assuming the accuracy of the representation contained in Section 5.21, neither the Company's execution and delivery of the Stock Option Agreement, the execution and delivery of the Voting Agreement by certain shareholders of the Company, the execution and delivery of this Agreement, nor the consummation of the transactions contemplated by this Agreement will cause any change, effect or result under the Company Rights Agreement or any similar agreement to which the Company or its affiliates is a party which is adverse to the interests of the Parent Corporation. Without limiting the generality of the foregoing, if necessary to accomplish the foregoing, the Company Rights Agreement has been amended to (i) render the Company Rights Agreement inapplicable to the Merger and the other transactions contemplated by this Agreement, the Stock Option Agreement and the Voting Agreement, (ii) ensure that (x) none of the Parent Corporation or its Subsidiaries is an Acquiring Person (as defined in the Company Rights Agreement) pursuant to the Company Rights Agreement by virtue of the execution of this Agreement, the Stock Option Agreement or the Voting Agreement, the consummation of the Merger or the other transactions contemplated hereby or thereby and (y) a Distribution Date, Flip-In Event, or Flip-Over Event (as such terms are defined in the Company Rights Agreement) does not occur by reason of the execution of this Agreement, the Voting Agreement or the Stock Option Agreement, the consummation of the Merger or the consummation of the transactions contemplated hereby or thereby, and such provisions may not be further amended by the Company without the prior consent of the Parent Corporation in its sole discretion.

                                   ARTICLE 5

                       REPRESENTATIONS AND WARRANTIES OF
                   THE PARENT CORPORATION AND THE ACQUISITION
                                  CORPORATION

   Each of the Parent Corporation and the Acquisition Corporation represents and warrants to the Company, jointly and severally, that except as disclosed in the reports, schedules, forms, statements and other documents filed by the Parent Corporation with the SEC and publicly available prior to the date of this Agreement, as disclosed in the Quarterly Report on Form 10-Q for the Parent Corporation's fiscal quarter ended March 26, 2000 delivered to the Company prior to the date of this Agreement or as disclosed on a Schedule hereto as contemplated below in this Article 5:

   Section 5.1 Due Incorporation, Subsidiaries and Due Authorization.

     (a) Due Incorporation. Each of the Parent Corporation, each of the subsidiaries of the Parent Corporation (each a "Parent Corporation Subsidiary" and collectively, the "Parent Corporation Subsidiaries") and the Acquisition Corporation is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, with all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Parent Corporation, each Parent Corporation Subsidiary, and the Acquisition Corporation is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the nature of the properties owned, leased or operated by it and the business transacted by it require such qualification, except where the failure to be so qualified could not have a Parent Corporation Material Adverse Effect (as defined in Section 5.6 hereof). True, correct and complete copies of the Parent Corporation's Certificate of Incorporation and Bylaws, as amended, have been delivered to the Company.

     (b) Subsidiaries. Except as set forth on Schedule 5.1 hereto, the Parent Corporation has no direct or indirect subsidiaries, either wholly or partially owned, and the Parent Corporation does not hold any economic, voting or management interest in any Person or own any security issued by any Person. Except as set forth on Schedule 5.1 hereto, all of the issued and outstanding shares of capital stock of each Parent Corporation Subsidiary are validly issued, fully paid, nonassessable and free of preemptive rights, and are owned, directly or indirectly, by the Parent Corporation free and clear of any liens, claims, encumbrances, security interests, equities, charges and options of any nature whatsoever and there are no outstanding subscriptions, options, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating any such subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of its capital stock or obligating it to grant, extend or enter into any such agreement or commitment, except for any of the foregoing that could not reasonably be expected to have a Parent Corporation Material Adverse Effect.

     (c) Due Authorization. Each of the Parent Corporation and the Acquisition Corporation have full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Parent Corporation of this Agreement have been duly and validly approved by the Board of Directors of the Parent Corporation, and no other actions or proceedings on the part of the Parent Corporation are necessary to authorize this Agreement and the transactions contemplated hereby, other than the approval of the Parent Corporation Proposal by the stockholders of the Parent Corporation. The execution, delivery and performance by the Acquisition Corporation of this Agreement have been duly and validly approved by the Board of Directors and the sole stockholder of the Acquisition Corporation, and no other actions or proceedings on the part of the Acquisition Corporation or its stockholder are necessary to authorize this Agreement and the transactions contemplated hereby. Each of the Parent Corporation and the Acquisition Corporation has duly and validly executed and delivered this Agreement. This Agreement constitutes the legal, valid and binding obligation of each of the Parent Corporation and the Acquisition Corporation, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or other laws from time to time in effect which affect creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

   Section 5.2 Non-Contravention; Consents and Approvals.

     (a) The execution and delivery of this Agreement by the Parent Corporation and the Acquisition Corporation do not, and the performance by the Parent Corporation and the Acquisition Corporation of their respective obligations hereunder and the consummation of the transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any lien upon any of the assets or properties of the Parent Corporation or any of the Parent Corporation Subsidiaries under any of the terms, conditions or provisions of (i) the articles or certificates of incorporation or bylaws (or other comparable charter documents) of the Parent Corporation, any Parent Corporation Subsidiary, or the Acquisition Corporation, or (ii) subject to obtaining the necessary approval by the stockholders of the Parent Corporation and the taking of the actions described in paragraph (b) of this Section, (x) any Law or any judgment, decree, order, writ, permit or license of any Governmental Entity or (y) any contract, agreement or commitment to which the Parent Corporation, any Parent Corporation Subsidiary or the Acquisition Corporation is a party or by which the Parent Corporation, any Parent Corporation Subsidiary or the Acquisition Corporation or any of their respective assets or properties is bound, including the Steag Agreement or any other agreements relating to the Steag Combination but excluding from the foregoing clauses (x) and (y) conflicts, violations, breaches, defaults, terminations, modifications, accelerations and creations and impositions of liens which would not have a Parent Corporation Material Adverse Effect or result in the inability of the Parent Corporation or the Acquisition Corporation to consummate the transactions contemplated by this Agreement.

     (b) No consent, approval, order or notice to or authorization of, or registration, declaration or filing with any Governmental Entity is required by the Parent Corporation or any of the Parent Corporation Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by each of the Parent Corporation and the Acquisition Corporation of the transactions contemplated hereby, the failure to obtain which would have a Parent Corporation Material Adverse Effect or the consummation of the transactions contemplated hereby, except for:

       (i) the filing of a pre-merger notification report under the HSR Act and the expiration or termination of the applicable waiting period thereunder;

       (ii) the filing of the Certificate of Merger with the Secretary of State of the State of the State of Delaware in accordance with the requirements of the Delaware Act and the filing of the appropriate documents with the relevant authorities of other states in which each of the Parent Corporation and the Acquisition Corporation are qualified to transact business;

       (iii) the filing of the Joint Proxy Statement with the SEC pursuant to the Securities Act and Securities Exchange Act and the declaration of the effectiveness of the Registration Statement by the SEC and, to the extent required, filings with various blue sky authorities;

       (iv) the approval of the shares of Parent Common Stock for listing on NASDAQ upon official notice of issuance;

       (v) the approval by the stockholders of the Parent Corporation of the issuance of shares of Parent Common Stock pursuant to this Agreement; and

       (vi) the consents and approvals specified on Schedule 5.2 hereto, all of which have been obtained or made.

   Section 5.3 Capitalization.

     (a) The authorized capital stock of the Parent Corporation consists of 60,000,000 shares of Parent Common Stock, par value $0.001 per share, and 2,000,000 shares of Preferred Stock, par value $0.001 per share. On the date hereof, there are issued and outstanding 20,887,070 shares of Parent Common Stock and no shares of Preferred Stock. All of the issued and outstanding shares of Parent Common Stock are, and all of the shares of Parent Common Stock, when issued in accordance with the terms of this Agreement are or will be, duly and validly authorized and issued and outstanding, fully paid and nonassessable. On the date hereof, there are 1,523,204 shares of Parent Common Stock reserved for issuance under the Parent Corporation Stock Option Plans and warrants.

     (b) The authorized capital stock of the Acquisition Corporation consists of 1,000 shares of Common Stock, par value $0.001 per share (the "Acquisition Corporation Common Stock"). On the date hereof, there are issued and outstanding 1,000 shares of Acquisition Corporation Common Stock, all of which are owned by the Parent Corporation. All of the issued and outstanding shares of Acquisition Corporation Common Stock are validly issued, fully paid and nonassessable and the issuances thereof were not subject to preemptive rights.

     (c) Schedule 5.3 sets forth the person who shall enter into a voting agreement with the Company (the "Stockholder Voting Agreement"), the form of which agreement is attached as Exhibit A-3; and which shall be and remain in full force and effect through and until the last to occur of (i) the effective date of any written consent controlling any vote regarding the Parent Corporation Proposal, or (ii) any shareholder meeting (including adjournments) at which a vote regarding the Parent Corporation Proposal is taken. Except as set forth in Schedule 5.3 hereto, there are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character obligating the Parent Corporation and/or the Acquisition Corporation to issue, transfer or sell any shares of capital stock or other securities (whether or not such securities have voting rights) of the Parent Corporation and the Acquisition Corporation. Except as set forth in Schedule 5.3 hereto, there are no outstanding contractual obligations of the Parent Corporation or the Acquisition Corporation which relate to the purchase, sale, issuance, repurchase, redemption, acquisition, transfer, disposition, holding or voting of any shares of capital stock or other securities of each of the Parent Corporation and the Acquisition Corporation.

   Section 5.4 Financial Statements; Undisclosed Liabilities; Other Documents.

     (a) For purposes of this Agreement, "Parent Corporation Financial Statements" shall mean the audited financial statements of the Parent Corporation as of December 31, 1999 and December 31, 1998 (including all notes thereto), and the unaudited financial statements of the Parent corporation that are included in the Parent Corporation's Quarterly Report on Form 10-Q for the quarter ended March 26, 2000, consisting of the consolidated balance sheets at such dates and the related consolidated statements of income, stockholders' equity and cash flows for each of the twelve-month periods ended December 31, 1999, December 31, 1998 and December 31, 1997, and for the three month period ended March 26, 2000. The Parent Corporation Financial Statements have been prepared in accordance with GAAP consistently applied and present fairly the financial position, assets and liabilities of the Parent Corporation as at the dates thereof and the revenues, expenses, results of operations and cash flows of the Parent Corporation for the periods covered thereby.

     (b) The Parent Corporation and Parent Corporation Subsidiaries do not have any liabilities or obligations of any nature, whether accrued, contingent, absolute or otherwise, except (i) as set forth in the December 31, 1999 balance sheet (the "Parent Corporation Base Balance Sheet") in the Parent Corporation's Form 10-K for the year ended December 31, 1999 or (ii) trade payables incurred since December 31, 1999 in the ordinary and usual course of its business and consistent in type and amount with past practices and experience.

   Section 5.5 SEC Filings. Except as set forth on Schedule 5.5 hereto, the Parent Corporation has timely filed all required forms, reports and other documents with the SEC since November 1, 1997 all of which complied when filed, in all material respects, with all applicable requirements of the Securities Act and Securities Exchange Act as applicable. The Parent Corporation has heretofore delivered to the Company complete and correct copies of (i) its Annual Report on Form 10-K for the fiscal year ended December 31, 1999, (ii) its Quarterly Report or Form 10-Q for the fiscal quarter ended March 26, 2000,
(iii) all proxy statements relating to the Parent Corporation's meetings of shareholders (whether annual or special) since November 1, 1997 and (iv) all other reports, forms and other documents filed by the Parent Corporation with the SEC since November 1, 1997 (together, the "Parent Corporation SEC Documents"). Except as set forth on Schedule 5.5 hereto, as of their respective dates, such reports, forms and other documents (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The audited financial statements and the unaudited interim financial statements of the Company included or incorporated by reference in such reports, forms and other documents were prepared in accordance with GAAP consistently applied during the periods involved (except as may be otherwise indicated in the notes thereto), and fairly present the financial position of the Parent Corporation as of the dates thereof and the results of its operations and changes in financial position for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments).

   Section 5.6 No Parent Corporation Material Adverse Effects or
Changes. Except as listed on Schedule 5.6 hereto, or as contemplated by this Agreement, since March 26, 2000 neither the Parent Corporation nor any Parent Corporation Subsidiary has (i) taken any of the actions set forth in subparagraphs (a) through (g) of Section 6.4 hereof, (ii) suffered any Parent Corporation Material Adverse Effect, and no fact or condition exists which could have, in the aggregate, a Parent Corporation Material Adverse Effect, or
(iii) suffered any damage, destruction or Loss to any of its assets or properties (whether or not covered by insurance), "Parent Corporation Material Adverse Effect" shall mean an effect (or circumstance involving a prospective effect) on the business, operations, assets, liabilities, results of operations, cash flows, conditions or prospects of the Parent Corporation and the Parent Corporation Subsidiaries taken as a whole which is materially adverse to the Parent Corporation and the Parent Corporation Subsidiaries on a consolidated basis.

   Section 5.7 Properties.

     (a) Except as disclosed on Schedule 5.7 hereto, the Parent Corporation and each Parent Corporation Subsidiary (i) has good and marketable title to, and is the lawful owner of, all of the tangible and intangible assets, properties and rights used in connection with its businesses and all of the tangible and intangible assets, properties and rights reflected in the Parent Corporation Base Balance Sheet (other than assets leased under the leases set forth in Schedule 5.7 hereto and assets disposed of in the ordinary course of business since the date of the Parent Corporation Base Balance Sheet), and (ii) at the Effective Time will have good and marketable title to, and will be the lawful owner of, all of such tangible and intangible assets, properties and rights, in any case free and clear of any lien.

     (b) Except as otherwise identified in Schedule 5.7 hereto, the material tangible assets of the Parent Corporation and each Parent Corporation Subsidiary, taken as a whole, including all mobile equipment, are in all respects in good condition and repair, reasonable wear and tear excepted, and are in condition suitable for the use to which they are put in the Parent Corporation's business.

   Section 5.8 Registration Statement and Proxy Statement/Prospectus. None of the information to be supplied by the Parent Corporation or any of its accountants, counsel or other authorized representatives for inclusion in (a) the Registration Statement or (b) the Joint Proxy Statement will, in the case of the Joint Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Joint Proxy Statement and any amendments or supplements thereto and at the time of the meeting of the stockholders of the Parent Corporation to be held in connection with the Merger, or, in the case of the Registration Statement and any amendments thereto, at the time it is declared effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, it being understood and agreed that no representation or warranty is made by the Parent Corporation with respect to any information supplied by the Company or its accountants, counsel or other authorized representatives. If at any time prior to the Effective Time any event with respect to the Parent Corporation, its officers and directors or any of its subsidiaries shall occur which is or should be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Registration Statement, such event shall be so described and the presentation in such amendment or supplement of such information will not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading in any material respect or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. The Registration Statement will comply as to form in all material respects with all applicable laws, including the provisions of the Securities Act.

   Section 5.9 Intellectual Property. Except as disclosed on Schedule 5.9 hereto:

     (a) All of the trademarks, trade names, service marks, patents, copyrights (including any registrations of or pending applications for any of the foregoing), technology, trade secrets, inventions, know-how, designs, computer programs, processes and all other intangible assets, properties and rights used by the Parent Corporation or any Parent Corporation Subsidiary in the conduct of its business (the "Parent Corporation Intellectual Property") are either owned by the Parent Corporation or Parent Corporation Subsidiary free and clear of any liens, and are not subject to any license, royalty or other agreement or are licensed to the Parent Corporation or Parent Corporation Subsidiary.

     (b) None of the Parent Corporation Intellectual Property has been or is the subject of any pending or, to the Parent Corporation's knowledge, threatened litigation or claim of infringement.

     (c) No license or royalty agreement to which the Parent Corporation or any Parent Corporation Subsidiary is a party is in breach or default by any party thereto or the subject of any notice of termination given or threatened.

     (d) The products manufactured or sold by the Parent Corporation or any Parent Corporation Subsidiary and any process, method, part, design or material they employ, or the marketing and use by the Parent Corporation or any Parent Corporation Subsidiary of any such product or any service, do not infringe any trademark, service mark, trade name, copyright, trade secret, patent or confidential or proprietary rights of another (except such representation is qualified by the Parent Corporation's knowledge with respect to trademarks, service marks, trade names and patents), and the Parent Corporation and Parent Corporation Subsidiaries have not received any notice contesting their right to use any Parent Corporation Intellectual Property.

     (e) Each of the Parent Corporation and Parent Corporation Subsidiaries owns or possesses adequate rights in perpetuity in and to all Parent Corporation Intellectual Property necessary to conduct its respective business as presently conducted.

     (f) The Parent Corporation and Parent Corporation Subsidiaries require all employees, consultants and contractors having access to any Parent Corporation Intellectual Property to execute nondisclosure agreements with respect to the protection of the Parent Corporation Intellectual Property and the preservation of its proprietary and trade secret nature, and where the development, invention or creation of any Parent Corporation Intellectual Property is involved, the Parent Corporation and Parent Corporation Subsidiaries have obtained valid and enforceable assignment agreements from each such employee, consultant and contractor such that all right, title and interest in and to the Parent Corporation Intellectual Property is vested in the Parent Corporation and/or Parent Corporation Subsidiaries.

     (g) There are no exclusive licenses, exclusive distributorship agreements or noncompetition agreements with respect to the use of any Parent Corporation Intellectual Property or the development, sale or distribution of any Parent Corporation products, or any other restrictions regarding the right of the Parent Corporation or any of the Parent Corporation Subsidiaries to fully exploit the Parent Corporation Intellectual Property anywhere in the world. Neither the Parent Corporation nor any of the Parent Corporation Subsidiaries is a party to any reseller or distribution agreement, other than agreements that can be cancelled or terminated without cost or penalty upon notice of sixty (60) days or less.

   Section 5.10 Insurance. Schedule 5.10 hereto contains an accurate and complete list of all policies of fire, liability, worker's compensation, title and other forms of insurance owned or held by the Parent Corporation and Parent Corporation Subsidiaries. All such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing Date have been or, prior to the Closing Date, will be paid and no notice of cancellation or termination has been received with respect to any such policy. Parent Corporation will, no later than sixty (60) days prior to Closing, deliver to the Company a true and complete copy of all insurance policies, including all occurrence-based policies applicable to the Parent Corporation or the Parent Corporation Subsidiaries, for the three years prior to the Closing Date. Except as set forth in Schedule 5.10 hereto, neither the Parent Corporation nor any Parent Corporation Subsidiary has been unable to obtain insurance with respect to its assets or operations during the last three
(3) years.

   Section 5.11 Employee Matters and ERISA. Except as set forth in Schedule
5.11 hereto:

     (a) Benefit Plans. Schedule 5.11 hereto contains a true and complete list of each employee benefit plan, program, policy, arrangement or agreement which is or has been sponsored, maintained or contributed to by the Parent Corporation and Parent Corporation Subsidiaries covering employees, former employees, directors or former directors of the Parent Corporation and Parent Corporation Subsidiaries or their beneficiaries, or providing benefits to such persons in respect of services provided to any such entity, including, but not limited to, any employee benefit plans within the meaning of Section 3(3) of ERISA, and any severance or change in control agreement, plan, policy or program between the Parent Corporation and Parent Corporation Subsidiaries and any employee thereof (collectively, the "Parent Corporation Benefit Plans"). Neither the Parent Corporation nor any Parent Corporation Subsidiary is obligated to contribute to any "multiemployer plan" as defined in Section 3(37) of ERISA. Schedule 5.11 separately lists each Parent Corporation Benefit Plan that has been adopted or maintained by any Parent Corporation Subsidiary, whether formally or informally, for the benefit of employees outside of the United States ("Parent Corporation International Benefit Plans").

     (b) Contributions. All contributions and other payments required to be made for any period through the date to which this representation speaks, by the Parent Corporation or any Parent Corporation Subsidiary to any Parent Corporation Benefit Plan (or to any person pursuant to the terms thereof) have been timely made or paid in full, or, to the extent not required to be made or paid on or before the date to which this representation speaks, have been properly reflected in the Parent Corporation Financial Statements.

     (c) Qualification; Compliance. Each of the Parent Corporation Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all amendments to the Code which are currently effective, or has time remaining to apply under applicable Treasury Regulations or Internal Revenue Service pronouncements for a determination or opinion letter and to make any amendments necessary to obtain a favorable determination or opinion letter; and, to the knowledge of the Parent Corporation, no circumstances exist that could reasonably be expected to result in the revocation of any such determination. The Parent Corporation and each Parent Corporation Subsidiary is in compliance in all material respects with, and each of the Parent Corporation Benefit Plans is and has been operated in all material respects in compliance with, all applicable laws, rules and regulations governing such plan, including, without limitation, ERISA and the Code. Each Parent Corporation Benefit Plan intended to provide for the deferral of income, the reduction of salary or other compensation or to afford other income tax benefits complies in all material respects with the requirements of the applicable provisions of the Code or other laws, rules and regulations required to provide such income tax benefits. There are no pending or, to the knowledge of the Parent Corporation, threatened claims under or in respect of any Parent Corporation Benefit Plan by or on behalf of any employee, former employee, director, former director or beneficiary thereof, or otherwise involving any Parent Corporation Benefit Plan (other than routine claims for benefits).

     (d) Title I or IV Liabilities. No event has occurred and, to the knowledge of the Parent Corporation, there exists no condition or set of circumstances that could reasonably be expected (and none of the transactions contemplated hereunder are reasonably expected) to subject the Parent Corporation or any Parent Corporation Subsidiary to any liability (whether to a governmental agency, a multiemployer plan or any other person or entity) arising under or based upon any provision of Title I or Title IV of ERISA.

     (e) Documents Made Available. The Parent Corporation has made available to the Company a true and correct copy of each collective bargaining agreement to which the Parent Corporation is a party or under which the Parent Corporation has obligations and, with respect to each Parent Corporation Benefit Plan, where applicable, (i) such plan, including all amendments thereto, and the most recent summary plan description, (ii) the five (5) most recent annual reports filed with the IRS, (iii) each related trust agreement and insurance contract, (iv) the most recent determination of the IRS with respect to the qualified status of such Parent Corporation Benefit Plan, (v) the most recent actuarial report or valuation for the most recent three (3) years, (vi) compliance and nondiscrimination tests for the last three (3) plan years, (vii) all insurance policies and certificates purchased by or to provide benefits under such plan, (viii) all contracts and agreements to which the Parent Corporation or any Parent Corporation Subsidiary is a party with third party administrators, actuaries, investment managers, consultants and other independent contractors that relate to such plan, (ix) standard COBRA forms and notices, and (x) every private letter ruling, prohibited transaction exemption, or other ruling or determination from the IRS, Department of Labor, Pension Benefit Guaranty Corporation or other Governmental Entity with respect to such plan. To the knowledge of the Parent Corporation, in the case of each Parent Corporation Benefit Plan, no employee handbook or similar employee communication relating to such plan nor any written communication of benefits under such plan from the administrator thereof, in either case that has not been delivered or made available to the Company, describes the terms of such plan in a manner that is materially inconsistent with the documents and summary plan descriptions relating to such plan that have been made available pursuant to the foregoing sentence.

     (f) Post Retirement Obligations. No Parent Corporation Benefit Plan provides post-retirement health or welfare benefits to any individual, other than as required by Section 601 et seq. of ERISA and Section 4980 B of the Code or any other laws, rules or regulations.

   Section 5.12 Labor Matters. The Parent Corporation and each Parent Corporation Subsidiary have conducted and currently are conducting their businesses in full compliance with all laws relating to employment and employment practices, terms and conditions of employment, wages and hours and nondiscrimination in employment. Except as disclosed on Schedule 5.12 hereto, the relationships of the Parent Corporation and Parent Corporation Subsidiaries with their employees are good and there are, and during the past three years there have been, no labor strikes, disputes, slow-downs, work stoppages or other labor difficulties pending or, to the Parent Corporation's knowledge, threatened against or involving the Parent Corporation or any Parent Corporation Subsidiary. None of the employees of the Parent Corporation or any Parent Corporation Subsidiary is covered by any collective bargaining agreement, no collective bargaining agreement is currently being negotiated and no attempt is currently being made or during the past three years has been made to organize any employees of the Parent Corporation or Parent Corporation Subsidiaries to form or enter a labor union or similar organization.

   Section 5.13 Tax Returns and Audits. Except as set forth in Schedule 5.13 hereto:

     (a) Filing of Timely Tax Returns. The Parent Corporation and each Parent Corporation Subsidiary have filed (or there has been filed on its behalf) all Tax Returns required to be filed by it under applicable law. All such Tax Returns were and are in all material respects true, complete and correct and filed on a timely basis.

     (b) Payment of Taxes. The Parent Corporation and each Parent Corporation Subsidiary have, within the time and in the manner prescribed by law, paid all Taxes that are currently due and payable except for those contested in good faith and for which adequate reserves have been taken.

     (c) Deferred Taxes. The Parent Corporation and each Parent Corporation Subsidiary have accounted for deferred income taxes in accordance with GAAP.

     (d) Tax Liens. There are no Tax liens upon the assets of the Parent Corporation except liens for Taxes not yet due.

     (e) Withholding Taxes. The Parent Corporation and each Parent Corporation Subsidiary have complied in all material respects with the provisions of the Code relating to the withholding of Taxes, as well as similar provisions under any other laws, and have, within the time and in the manner prescribed by law, withheld from employee wages and paid over to the proper governmental authorities all amounts required.

     (f) Extensions of Time for Filing Tax Returns. Neither the Parent Corporation nor any Parent Corporation Subsidiary has requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed.

     (g) Waivers of Statute of Limitations. Neither the Parent Corporation nor any Parent Corporation Subsidiary has executed any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns.

     (h) Expiration of Statute of Limitations. The statute of limitations for the assessment of all Taxes has expired for all applicable Tax Returns of the Parent Corporation and each Parent Corporation Subsidiary or those Tax Returns have been examined by the appropriate taxing authorities for all periods through the date hereof, and no deficiency for any Taxes has been proposed, asserted or assessed against the Parent Corporation or any Parent Corporation Subsidiary that has not been resolved and paid in full.

     (i) Audit, Administrative and Court Proceedings. No audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of the Parent Corporation or any Parent Corporation Subsidiary.

     (j) Powers of Attorney. No power of attorney currently in force has been granted by the Parent Corporation or any Parent Corporation Subsidiary concerning any Tax matter.

     (k) Tax Rulings. Neither the Parent Corporation nor any Parent Corporation Subsidiary has received a Tax Ruling or entered into a Closing Agreement with any taxing authority that would have a continuing adverse effect after the Closing Date.

     (l) Tax Sharing Agreements. Neither the Parent Corporation nor any Parent Corporation Subsidiary is a party to any agreement relating to allocating or sharing of Taxes.

     (m) Liability for Others. The Parent Corporation does not have any liability for Taxes of any person other than the Parent Corporation (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor, (ii) by contract or (iii) otherwise.

     (n) Disposition of Certain Assets. The Parent Corporation has not filed any consent agreement under Section 341(f) of the Code or otherwise agreed to have Section 341(f)(2) of the Code apply to any disposition of a Subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Parent Corporation.

     (o) Affiliated Group. The Parent Corporation is not and has not been a member of an affiliated group of corporations filing a consolidated federal income tax return (or a group of corporations filing a consolidated, combined or unitary income tax return under comparable provisions of state, local or foreign tax law) other than a group the common parent of which is or was the Parent Corporation itself (and not a subsidiary of the Parent Corporation).

     (p) Accounting Adjustments. The Parent Corporation has not agreed to make, nor is it required to make, any adjustment under Section 481 of the Code by reason of a change in accounting method or otherwise.

     (q) Partnerships or Joint Ventures. The Parent Corporation is not and has not been a member of a limited liability company or a party to any joint venture, partnership or other arrangement or contract that is or could be treated as a partnership for federal income tax purposes.

     (r) Indemnities. The Parent Corporation has not indemnified any person against Tax in connection with any arrangement for the leasing of real or personal property, except for indemnity with respect to acts of the Parent Corporation.

     (s) Reorganization Treatment. The Parent Corporation, the Acquisition Corporation and, to the knowledge of the Parent Corporation, the Parent Corporation Subsidiaries, have not taken, agreed to take or proposed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

     (t) The Acquisition Corporation is a newly organized corporation that has been formed to effect the transactions contemplated hereunder. The Acquisition Corporation will not have conducted any business, incurred any liabilities or engaged in any other transactions (other than entering into this Agreement) prior to the Closing Date.

   Section 5.14 Environmental Matters. Except as disclosed in Schedule 5.14 hereto:

     (a) Compliance. The Parent Corporation and each Parent Corporation Subsidiary is in compliance with all applicable Environmental Laws and the Parent Corporation has not received any communication from any person or Governmental Authority that alleges that the Parent Corporation or any Parent Corporation Subsidiary is not in compliance with applicable Environmental Laws, except where the failure to be in such compliance would not in the aggregate have a Parent Corporation Material Adverse Effect.

     (b) Environmental Permits. The Parent Corporation and each Parent Corporation Subsidiary have obtained or have applied for all Environmental Permits necessary for the construction of their facilities or the conduct of their operations, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and the Parent Corporation and each Parent Corporation Subsidiary is in compliance with all terms and conditions of the Environmental Permits, except where the failure to be in compliance would not in the aggregate have a Parent Corporation Material Adverse Effect, and the Parent Corporation believes that any transfer, renewal or reapplication for any Environmental Permit required as a result of the Merger can be accomplished in the ordinary course of business.

     (c) Environmental Claims. There are no Environmental Claims pending or threatened (i) against the Parent Corporation or any Parent Corporation Subsidiary, any subsidiary or joint ventures, or (ii) against any real or personal property or operations the Parent Corporation or any Parent Corporation Subsidiary owns, leases or manages, in whole or in part.

     (d) Releases. To the Parent Corporation's knowledge, there have been no Releases of any Hazardous Materials that would be reasonably likely to form the basis of any Environmental Claim against the Parent Corporation or any Parent Corporation Subsidiary.

     (e) Predecessors. The Parent Corporation has no knowledge of any Environmental Claim pending or threatened, or of any Release of Hazardous Materials that would be reasonably likely to form the basis of any Environmental Claim, in each case against any person or entity (including, without limitation, any predecessor of the Parent Corporation or any Parent Corporation Subsidiary) whose liability the Parent Corporation has or may have retained or assumed either contractually or by operation of law or against any real or personal property which the Parent Corporation or any Parent Corporation Subsidiary formerly owned, leased or managed, in whole or in part.

   Section 5.15 Litigation.

     (a) Except as disclosed on Schedule 5.15 hereto, there are no actions, suits, arbitrations, regulatory proceedings or other litigation, proceedings or governmental investigations pending or, to the Parent Corporation's knowledge, threatened against or affecting the Parent Corporation, Parent Corporation Subsidiaries or any of their officers or directors in their capacity as such, or any of their respective properties or businesses which, if adversely decided, would have a Parent Corporation Material Adverse Effect, and the Parent Corporation is not aware of any facts or circumstances which may give rise to any of the foregoing. Except as set forth on Schedule 5.15 hereto, all of the proceedings pending against the Parent Corporation and Parent Corporation Subsidiaries are covered and being defended by insurers (subject to such deductibles as are set forth in such Schedule). Except as disclosed on Schedule 5.15 hereto, neither the Parent Corporation nor any Parent Corporation Subsidiary is subject to any order, judgment, decree, injunction, stipulation or consent order of or with any court or other Governmental Authority. Since January 1, 2000, neither the Parent Corporation nor any Parent Corporation Subsidiary has entered into any agreement to settle or compromise any proceeding pending or threatened against it which has involved any obligation other than the payment of money or for which the Parent Corporation or any Parent Corporation Subsidiary, as the case may be, has any continuing obligation.

     (b) There are no claims, actions, suits, proceedings, or investigations pending or, to the Parent Corporation's knowledge, threatened by or against the Parent Corporation with respect to this Agreement or in connection with the transactions contemplated hereby, and the Parent Corporation has no reason to believe there is a valid basis for any such claim, action, suit, proceeding, or investigation.

     (c) Except as set forth on Schedule 5.15 hereof, there are no pending or, to the Parent Corporation's knowledge, threatened claims against any director, officer, employee or agent of the Parent Corporation, the Parent Corporation Subsidiaries, or any other Person which could give rise to any claim for indemnification against the Parent Corporation or any Parent Corporation Subsidiary.

   Section 5.16 Compliance with Applicable Laws. Except as disclosed in
Schedule 5.16 hereto, the Parent Corporation and each Parent Corporation Subsidiary holds all permits, licenses, variances, exemptions, orders and approvals of all Governmental Authorities which are material to the operation of its business (the "Parent Corporation Permits"). The Parent Corporation and each Parent Corporation Subsidiary is in compliance with the terms of the Parent Corporation Permits, except where the failure so to comply would not have a Parent Corporation Material Adverse Effect. Except as disclosed in
Schedule 5.16 hereto, to the Parent Corporation's knowledge, the Parent Corporation and each Parent Corporation Subsidiary is not in violation of any law, ordinance or regulation of any Governmental Authority, except for possible violations which individually and in the aggregate do not, and, insofar as reasonably can be foreseen by the Parent Corporation, will not in the future have a Parent Corporation Material Adverse Effect.

   Section 5.17 Contracts; No Defaults. Except as set forth on the Exhibit Index to the Parent Corporation's Annual Report on Form 10-K for the year ended December 31, 1999, or as described on Schedule 5.17 hereto, neither the Parent Corporation nor any Parent Corporation Subsidiary is a party to or subject to any oral or written agreement, contract or commitment (including, without limitation, leases of real property) which would be required to be included as an Exhibit to an annual report of the Parent Corporation on Form 10-K under the Securities Exchange Act. Neither the Parent Corporation nor any Parent Corporation Subsidiary is in default or alleged to be in default under any such agreement, contract or commitment and, to the Parent Corporation's knowledge, no other party thereto is in default. Nothing has occurred which, with or without the passage of time or giving or notice or both, would constitute a default by the Parent Corporation or any Parent Corporation Subsidiary or, to the Parent Corporation's knowledge, by any other party under any such agreement, contract or commitment. The Parent Corporation has no reason to believe any material renewable agreement, contract or commitment will not be renewed and has not received any notification that any such agreement, contract or commitment is not likely to be renewed. The Merger contemplated by this Agreement will not create a default under or permit the termination of or otherwise adversely affect any such agreement, contract or commitment in a manner that will have a Parent Corporation Material Adverse Effect. Except as described in Schedule 5.17 hereto, neither the Parent Corporation nor any Parent Corporation Subsidiary is required to give any notice to any person regarding this Agreement or the transactions contemplated hereby with respect to any such agreement, contract or commitment.

   Section 5.18 Change in Control and Severance Payments. Except as set forth on Schedule 5.18 hereto, neither the Parent Corporation nor any Parent Corporation Subsidiary has any plans, programs or agreements to which it is a party, or to which it is subject, pursuant to which payments (or acceleration of benefits) may be required upon, or may become payable directly or indirectly as a result of, or by reason of the consummation of the Merger.

   Section 5.19 Year 2000. As of the date hereof, the computer systems used by the Parent Corporation, any Parent Corporation Subsidiary and any third party service providers used by either of the foregoing have not exhibited any deficiencies with respect to formatting for the Year 2000 Problem. All issues and modification, if any, regarding Year 2000 Problem compliance by the Parent Corporation or Parent Corporation Subsidiaries have been resolved and undertaken, and will in the future be resolved and undertaken, by third-party service providers and the Parent Corporation. The Parent Corporation is not aware of any inability on the part of any customer, insurance company or service provider with which the Parent Corporation or Parent Corporation Subsidiaries transact business to timely remedy their own deficiencies in respect of the Year 2000 Problem, which inability, individually or in the aggregate, reasonably could be expected to have a Parent Corporation Material Adverse Effect.

   Section 5.20 Brokers and Finders. Except for Alliant Partners, neither the Parent Corporation nor any officer, director, or employee of the Parent Corporation has employed any brokers, finder or investment banker or incurred any liability for any brokerage or investment banking fees, commissions or finders' fees in connection with the transactions contemplated by this Agreement.

   Section 5.21 Ownership of the Company Common Stock. Except as set forth in
Schedule 5.21 hereto, as of the date of this Agreement, the Parent Corporation does not "beneficially own" (as such term is defined for purposes of Section 13(d) of the Securities Exchange Act) any shares of the Company Common Stock.

   Section 5.22 Opinion of Financial Advisor. The Parent Corporation has received the opinion of Alliant Partners, as of June 27, 2000, to the effect that the merger and Steag Combination, together, are fair, from a financial point of view to the holders of Parent Common Stock. The Parent Corporation has delivered to the Company a copy of the agreement between the Parent Corporation and Alliant Partners.

   Section 5.23 Vote Required. The approval of the Parent Corporation Proposal by the affirmative vote of a majority of the votes cast in person or by proxy by the holders of Parent Common Stock is the only vote of the holders of any class or series of the capital stock of the Parent Corporation or any of its subsidiaries required to approve the Parent Corporation Proposal.

   Section 5.24 Steag Agreement. The Parent Corporation has furnished to the Company a true and complete copy of the proposed Steag Agreement as well as the disclosure schedule thereto and the proposed related voting agreement contemplated by Recital G thereto, in each case in the form in which such document is being executed by the respective parties thereto concurrently with the execution of this Agreement by the Parent Corporation, the Acquisition Corporation and the Company.

                                   ARTICLE 6

                                   COVENANTS

   Section 6.1 Covenant to Satisfy Conditions. Subject to the terms and conditions hereof, each party hereto shall use its reasonable commercial efforts to take all action required of it to satisfy the conditions set forth in Article 7, and otherwise to fulfill its obligations under the terms of this Agreement and to facilitate the consummation of the transactions contemplated hereby.

   Section 6.2 Access to Information and Facilities.

     (a) From and after the date of this Agreement, the Company and each Company Subsidiary shall give the Parent Corporation and the Acquisition Corporation and their representatives access during normal business hours to all of the facilities, properties, books, contracts, commitments and records of the Company and each Company Subsidiary and shall make their respective officers and employees available to the Parent Corporation and the Acquisition Corporation and their representatives as the Parent Corporation or the Acquisition Corporation or their representatives shall from time to time reasonably request. The Parent Corporation and the Acquisition Corporation and their representatives will be furnished with any and all information concerning the Company and Company Subsidiaries which the Parent Corporation or the Acquisition Corporation or their representatives reasonably request.

     (b) From and after the date of this Agreement, the Parent Corporation and each Parent Corporation Subsidiary and the Acquisition Corporation shall give the Company and its representatives access during normal business hours to all of the facilities, properties, books, contracts, commitments and records of the Parent Corporation and the Acquisition Corporation and shall make the officers and employees of the Parent Corporation and each Parent Corporation Subsidiary and the Acquisition Corporation available to the Company and its representatives as the Company or its representatives shall from time to time reasonably request. The Company and its representatives will be furnished with any and all information concerning the Parent Corporation and each Parent Corporation Subsidiary and the Acquisition Corporation, and, to the extent accessible to the Parent Corporation or its representatives, all information concerning Steag, which the Company or its representatives reasonably requests.

   Section 6.3 Company Conduct of Business Pending Effective Time. From the date of this Agreement until the Closing Date, the Company and each Company Subsidiary shall operate only in the ordinary and usual course of business consistent with past practice, and shall use reasonable commercial efforts to
(a) preserve intact its respective business organization, (b) preserve the good will and advantageous relationships with customers, suppliers, independent contractors, employees and other Persons material to the operation of its business and (c) not permit any action or omission which would cause any of the representations or warranties contained herein to become inaccurate or any of the covenants to be breached. Without limiting the generality of the foregoing, or as may reasonably be required in order to effectuate the transactions described in Section 6.7 prior to the Closing, except as set forth on Schedule 6.3, neither the Company nor any Company Subsidiary, shall, without the prior written consent of the Parent Corporation:

     (a) incur any obligation or enter into any contract which (x) either (I) requires a payment by any party in excess of, or a series of payments which in the aggregate exceed, $3,000,000 or provides for the delivery of goods or performance of services, or any combination thereof, having a value in excess of $500,000 or (II) has a term of, or requires the performance of any obligations, over a period in excess of six months or (y) if the Company were a party to such contract or agreement on the date hereof, such contract or agreement would be required to be disclosed pursuant to Section
  4.18 hereof;

     (b) take any action, or enter into or authorize any contract or transaction other than in the ordinary course of business and consistent with past practice;

     (c) sell, transfer, convey, assign or otherwise dispose of any of its assets or properties, except sales of inventory in the ordinary course of business consistent with past practice;

     (d) waive, release or cancel any claims against third parties or debts owing to it, or any rights which have any value in an amount greater than $100,000;

     (e) make any changes in its accounting systems, policies, principles or practices, other than as may be required by reason of changes in GAAP or rules and regulations of the SEC pertaining to accounting principles or practices;

     (f) except as otherwise provided under subsection (j) of this Section 6.3, authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, convertible or exchangeable securities, commitments, subscriptions, rights to purchase or otherwise) any shares of its capital stock or any other securities, or amend any of the terms of any such securities;

     (g) other than distributions by the Company to its shareholders in accordance with past practice, split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or redeem or otherwise acquire any of its securities;

     (h) make any borrowings, incur any debt (other than trade payables in the ordinary course of business) or assume, guarantee, endorse or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any other Person or make any unscheduled payment or repayment of principal in respect of any Long Term Debt. "Long Term Debt" shall mean the aggregate original principal amount (less any cash repayments of principal previously made) of, and any and all accrued interest on, all indebtedness with respect to borrowed money and all other obligations (or series of related obligations) to pay money with respect to extensions of credit, including capitalized lease and deferred compensation obligations, except indebtedness or obligations for which all installments are payable within six months from the date of the advancement of funds or extension of credit. The term "Long Term Debt" shall include any amount listed or to be listed as a current liability on financial statements which reflects the current portion or final installments of obligations originally reflected as noncurrent liabilities;

     (i) make any new loans, advances or capital contributions to, or new investments in, any other Person, other than in the form of advances and loans to and from subsidiaries existing at the Effective Date and in the normal course of business;

     (j) issue any shares of stock or grant any option or right to acquire any shares of stock, enter into, adopt, amend or terminate any bonus, profit sharing, compensation, termination, stock option, stock appreciation right, restricted stock, performance unit, pension, retirement, deferred compensation, employment, severance or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any director, officer or employee, or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement or enter into any contract, agreement, commitment or arrangement to do any of the foregoing, other than (i) the issuance of shares of stock upon the exercise of stock options outstanding prior to the effectiveness of this Agreement
  (ii) the granting of stock options to newly hired employees after the date of this Agreement in amounts consistent, on an as-converted basis, based on the Exchange Ratio, with the Parent Corporation's compensation guidelines, and on terms and conditions consistent with the Parent Stock Option Plan and the related standard Parent Corporation stock option agreement (which vest ratably on a monthly basis over a four (4) year period, with no vesting until the first anniversary date of the commencement of full-time employment, and no acceleration of vesting upon the Closing or any a change of control), (iii) issuance of shares under the Employee Stock Purchase Plan of the Company, and (iv) changes in compensation planned and executed as a part of the annual salary review policy in the normal course of business;

     (k) except for capital expenditures contemplated by (l) below, acquire, lease or encumber any assets outside the ordinary course of business or any assets which are material;

     (l) authorize or make any capital expenditures which individually or in the aggregate are in excess of $500,000 per quarter;

     (m) make any Tax election or settle or compromise any federal, state, local or foreign income Tax liability, or waive or extend the statute of limitations in respect of any such Taxes other than in the ordinary course of business and consistent with past practice or incident to the filing for extensions for Tax Returns;

     (n) pay or agree to pay any amount in settlement or compromise of any suits or claims of liability in an amount more than $100,000; or

     (o) terminate, modify, amend or otherwise alter or change any of the terms or provisions of any contract, or pay any amount not required by law or by any contract in an amount more than $100,000, other than modifications to purchase orders done in the ordinary course of business and not exceeding $300,000.

   Section 6.4 Parent Corporation Conduct of Business Pending Effective
Time. From the date of this Agreement until the Closing Date, the Parent Corporation and each Parent Corporation Subsidiary shall use reasonable commercial efforts to (a) preserve intact its respective business organization,
(b) preserve the good will and advantageous relationships with customers, suppliers, independent contractors, employees and other Persons material to the operation of its business, and (c) not permit any action or omission which would cause any of the representations or warranties contained herein to become inaccurate or any of the covenants to be breached. Without limiting the generality of the foregoing, or as may reasonably be required in order to effectuate the transactions described in Section 6.7 prior to the Closing, neither the Parent Corporation nor any Parent Corporation Subsidiary, shall, without the prior written consent of the Parent Corporation:

     (a) sell, transfer, convey, assign or otherwise dispose of any of its material assets or properties, except sales of inventory in the ordinary course of business consistent with past practice;

     (b) waive, release or cancel any claims against third parties or debts owing to it, or any rights which have any value in an amount greater than $5,000,000;

     (c) make any changes in its accounting systems, policies, principles or practices, other than as may be required by reason of changes in GAAP or rules and regulations of the SEC pertaining to accounting principles or practices;

     (d) other than distributions by the Parent Corporation to its stockholders in accordance with past practice, split, combine, or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any of its securities;

     (e) authorize or make any capital expenditures which individually or in the aggregate are in excess of $25,000,000;

     (f) make any Tax election or settle or compromise any federal, state, local or foreign income Tax liability, or waive or extend the statute of limitations in respect of any such Taxes other than in the ordinary course of business and consistent with past practice or incident to the filing for extensions for Tax Reports; or

     (g) pay or agree to pay any amount in settlement or compromise of any suits or claims of liability in an amount more than $10,000,000.

   Section 6.5 Proxy Materials and Shareholder Approval. As soon as practicable after the date hereof, the Parent Corporation, the Company and the Acquisition Corporation will prepare and file the Joint Proxy Statement that will be included in the Registration Statement containing (i) the Joint Proxy Statement relating to the Company Proposal and the Parent Corporation Proposal to be presented at the Company Shareholders meeting and the Parent Corporation Stockholders meetings, respectively and (ii) a prospectus relating to the Share Issuance to be conducted in connection with the Merger, and each of the Parent Corporation, the Company and the Acquisition Corporation shall use all reasonable efforts to have the Registration Statement declared effective as promptly as practicable. The Company will convene the Company Shareholders Meeting as promptly as practicable after the Registration Statement is declared effective to consider and vote upon the adoption and approval of the Company Proposal. The Parent Corporation will convene the Parent Corporation Stockholders Meeting as promptly as practicable after the Registration Statement is declared effective to consider and vote upon the adoption and approval of the Parent Corporation Proposal. Subject to fiduciary obligations under applicable law, and, in the case of the Company, subject to the further provisions of Section 6.10 (b), the Boards of Directors of the Company and the Parent Corporation shall recommend to their respective shareholders the approval of the Company Proposal and the Parent Corporation Proposal, respectively. The Registration Statement and the Joint Proxy Statement will comply as to form in all material respects with all applicable laws, including the Securities Act and the Securities Exchange Act.

   Section 6.6 Intentionally Omitted.

   Section 6.7 Consents and Approvals. Each of the parties hereto shall use reasonable commercial efforts to obtain all consents, approvals, certificates and other documents required in connection with, and to have removed any impediments to, the performance by it of this Agreement, the Steag Agreement and the consummation of the transactions contemplated hereby. Each of the parties hereto shall make all filings, applications, statements and reports to all Governmental Authorities and other Persons which are required to be made prior to the Closing Date pursuant to any applicable law or contract in connection with this Agreement and the transactions contemplated hereby.

   Section 6.8 Periodic Reports. Until the Effective Time, each of the Company and the Parent Corporation will, subject to the requirements of applicable laws, furnish to the other party all filings to be made with the SEC and all materials to be mailed to its respective shareholders or stockholders and will solicit comments with respect thereto from the other party, in each case at least 48 hours prior to the time of such filings and the time of such mailings, unless otherwise required by law, in which case the Company and the Parent Corporation will afford the other party such opportunities for comment as is reasonable and practicable under the circumstances.

   Section 6.9 Publicity. Prior to issuing any public announcement or statement with respect to the transactions contemplated by this Agreement or the Steag Agreement and prior to making any filing with any Federal or state Governmental Entity or with any securities exchange with respect thereto, the Parent Corporation and the Company will consult with each other and will allow each other a reasonable opportunity to review the contents of any such public announcement or statement and any such filing, unless otherwise required by law, in which case the Company will afford the Parent Corporation such opportunities for comment as is reasonable and practicable under the circumstances. The Parent Corporation and the Company each agree to furnish to the other copies of all other public announcements they may make concerning their respective business and operations promptly after such public announcements are made.

   Section 6.10 Acquisition Proposals.

     (a) Without limitation on any of the Company's other obligations under this Agreement (including under Article V hereof), the Company agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use its reasonable commercial efforts to cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate any inquiries or the making of any Acquisition Proposal (as defined in Exhibit A hereto), (ii) provide any nonpublic information or data to any Person relating to or in response to an Acquisition Proposal or any inquiry or indication of interest that could lead to an Acquisition Proposal, or engage in any discussions or negotiations with any Person with respect to an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal or (iv) approve, endorse or recommend, or propose to approve, endorse or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

     (b) Notwithstanding anything in this Agreement to the contrary, this
  Section 6.10 shall not prohibit the Company or its Board of Directors (i) to the extent applicable, from complying with Rule 14e-2 and Rule 14d-9 promulgated under the Securities Exchange Act with regard to an Acquisition Proposal, (ii) from effecting a change in the Company Board Recommendation or (iii) from engaging in any discussions or negotiations with, or providing any nonpublic information to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person, if and only to the extent that, (A) in any such case referred to in Clause
  (ii) or (iii) above, neither the Company nor any representative of the Company shall have violated any of the restrictions of this Section 6.10,
  (B) in any such case referred to in clause (ii) or (iii), its meeting of shareholders shall not have occurred, (C) in the case of clause (ii) or
  (iii) above, it has received an unsolicited bona fide written Acquisition Proposal from a third party (which has not been withdrawn) and its Board of Directors concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal (as defined below), (D) in the case of clause (ii) or (iii) above, its Board of Directors, after consultation with outside counsel, determines in good faith that such action is required in order for the Board of Directors to comply with its fiduciary duties under applicable law, (E) prior to providing any information or data to any Person in connection with an Acquisition Proposal by any such Person, its Board of Directors receives from such Person an executed confidentiality agreement having provisions that are customary in such agreements, as advised by counsel, and no less restrictive than the comparable provisions contained in the confidentiality agreement between the Company and the Parent Corporation, and at least two business days prior to furnishing any such nonpublic information to such person, the Company furnishes such nonpublic information to the Parent Corporation (to the extent not furnished previously), and (F) at least two business days prior to providing any information or data to any Person or entering into discussions or negotiations with any Person, the Company notifies the Parent Corporation of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, such Person or any of its representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any inquiries, proposals or offers. The Company agrees that it will promptly keep the Parent Corporation informed of the status and terms of any such proposals or offers and the status and terms of any such discussions or negotiations. The Company agrees that it will, and will cause its officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties with respect to any Acquisition Proposal. The Company agrees that it will use reasonable commercial efforts to promptly inform its directors, officers, key employees, agents and representatives of the obligations undertaken in this section. Without limiting the generality of the foregoing, the Company acknowledges and agrees that any violation of any of the restrictions set forth in this Section 6.10 by any representative of the Company or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the SEC), whether or not such representative is purporting to act on behalf of the Company or any of its Significant Subsidiaries, shall be deemed to constitute a breach of this
  Section 6.10 by the Company. Nothing in this section shall (1) permit the Company to terminate this Agreement (except as specifically provided in Article VIII hereof) or (2) affect any other obligation of the Company under this Agreement. The Company shall not submit to the vote of its shareholders any Acquisition Proposal (other than the Merger).

   Section 6.11 No Breach, Etc. No party shall, nor shall any party permit any of its subsidiaries to, willfully take any action that would or is reasonably likely to result in a material breach of any provision of this Agreement, the Steag Agreement or in any of its representations and warranties set forth in this Agreement being untrue on and as of the Closing Date.

   Section 6.12 Blue Sky Approvals. The Parent Corporation and the Company will obtain, prior to the effective date of the Registration Statement, all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement and the Merger.

   Section 6.13 Indemnification by the Surviving Corporation.

     (a) Assuming consummation of the Merger, commencing as of the Effective Time, the Surviving Corporation shall (i) indemnify, defend and hold harmless each person who is, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer or director of the Company against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) in connection with any claim, action, suit, proceeding or investigation to the extent based on or arising out of the fact that such person is or was a director, officer or employee of the Company ("Indemnified Liabilities"), pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time and (ii) indemnify, defend and hold harmless each person who is, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer, director or employee of the Company (the "Indemnified Parties") against all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby, in each case to the full extent a corporation is permitted under the laws of its state of incorporation to indemnify its own directors, officers or employees, as the case may be (and the Surviving Corporation will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law), except for a claim arising or based upon the gross negligence or willful misconduct of the Indemnified Party. Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising before or after the Effective Time), (i) the Indemnified Party may retain counsel satisfactory to it and the Surviving Corporation, (ii) the Surviving Corporation will pay all reasonable fees and expenses of such counsel for the Indemnified Party promptly as statements therefor are received, and (iii) the Surviving Corporation will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that the Surviving Corporation shall not be liable for any settlement of any claim effected without its prior written consent, which consent shall not be unreasonably withheld, and if more than one Indemnified Party is subject to a claim giving rise to Indemnification hereunder, the Indemnified Parties as a group may retain one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct (as determined by counsel to the Indemnified Parties), a conflict on any significant issue between the positions of any two or more Indemnified Parties, in which event, such additional counsel as may be required may be retained by the Indemnified Parties at the Surviving Corporation's expense. Any Indemnified Party wishing to claim indemnification under this Section 6.13, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Surviving Corporation (but the failure so to notify an indemnifying party shall not relieve it from any liability which it may have under this Section 6.13, except to the extent such failure prejudices such party), and shall, to the extent required by laws of the indemnifying party's state of incorporation, deliver to the Surviving Corporation any undertaking required prior to payment of expenses in advance of final disposition.

     (b) All rights to indemnification now existing in favor of any of the current or former directors, officers and employees of the Company, whether arising under the Company's Articles of Incorporation or By-Laws, by law, or under indemnification agreements between the Company and any such person, in each case as of the date of this Agreement, shall survive the Merger and the Surviving Corporation shall cause all such rights to indemnification to continue in full force and effect from and after consummation of the Merger in accordance with their terms, as such terms exist on the date hereof.

     (c) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of the Parent Corporation shall assume the obligations set forth in paragraph (a) and (b) above.

     (d) The Certificate of Incorporation and By-Laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification of officers, directors and employees than are set forth in the current Articles of Incorporation and By-Laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time, unless such modification is required by law.

     (e) For six years after the Effective Time, to the extent reasonably obtainable, the Surviving Corporation shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies having at least comparable coverage containing terms that are no less advantageous, except to a de minimus extent) with respect to matters occurring prior to the Effective Time to the extent such liability insurance can be maintained at a cost for officers and directors of the Company and Company Subsidiaries not greater than 1.5 times the current amount paid by the Company annually for its existing coverage (the "Cap"); provided that if comparable coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

     (f) The Surviving Corporation shall pay all expenses, including reasonable attorneys' fees, that may be incurred by any indemnified party in enforcing the indemnity and other obligations provided for in this
  Section 6.13.

   Section 6.14 Certain Employee Agreements. Subject to Section 6.15 hereof, the Surviving Corporation shall honor, without modification, all contracts, agreements, collective bargaining agreements and commitments of the parties prior to the date hereof which apply to any current or former employee or current or former director of the Company; provided, however, that the foregoing shall not prevent the Surviving Corporation or its Subsidiaries from enforcing such contracts, agreements, collective bargaining agreements and commitments in accordance with their terms, including, without limitation, any reserved right to amend, modify, suspend, revoke or terminate any such contract, agreement, collective bargaining agreement or commitment.

   Section 6.15 Employee Benefit Plans.

     (a) Each individual employed by the Company or any Company Subsidiary immediately before the Effective Time who (i) remains employed by the Surviving Corporation, Parent Corporation or any of its Subsidiaries and
  (ii) is not covered by a collective bargaining agreement (each such individual, a "Continuing Employee"), shall be provided with credit, for all purposes other than benefit accrual, under the employee benefit plans of the Surviving Corporation, Parent Corporation or any of its Subsidiaries providing benefits after the Effective Time to Continuing Employees, for his or her years of service with the Company and Company Subsidiaries, as the case may be, before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any comparable plans, maintained by the Company or Company Subsidiaries, except to the extent such credit would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all employee benefit plans sponsored by Surviving Corporation, Parent Corporation or and his or her covered dependents, and the Surviving Corporation, Parent Corporation or any of its Subsidiaries shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee's participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. Notwithstanding the foregoing, a Continuing Employee's service with the Company and Company Subsidiaries, as the case may be before the Effective Time, shall not be considered for purposes of eligibility to participate in the Parent Corporation's sabbatical plan. any of its Subsidiaries for the benefit of Continuing Employees (such plans, collectively, the "New Plans") to the extent coverage under such New Plan replaces coverage under a comparable Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the "Old Plans") and to roll over any amounts held under any Old Plan into the respective New Plan in accordance with applicable law and the applicable New Plan and Old Plan; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, the Surviving Corporation, Parent Corporation or any of its Subsidiaries shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, and the Surviving Corporation, Parent Corporation or any of its Subsidiaries shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee's participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. Notwithstanding the foregoing, a Continuing Employee's service with the Company and Company Subsidiaries, as the case may be before the Effective Time, shall not be considered for purposes of eligibility to participate in the Parent Corporation's sabbatical plan.

     (b) In lieu of any severance benefits to which any Company or Company Subsidiary employee who shall become a Continuing Employee was entitled (not including Roger Carolin, Christopher McConnell or Lorin J. Randall), each such Continuing Employee shall be entitled to the following severance benefits, as applicable, provided, however that such Continuing Employee's employment is involuntarily terminated by the Surviving Corporation, Parent Corporation or any of its Subsidiaries without "cause," (as that term is defined below) prior to the expiration of four (4) months after the Effective Time.

       (i) Four weeks salary (which shall be calculated as the Continuing Employee's final base salary rate, excluding any expected bonuses and the value of any stock options or other employee benefits) continuation, plus two weeks salary continuation for each completed year of service with the Company or any Company Subsidiary before the Effective Time (each a "Year of Service"); and

       (ii) continuation of medical benefits comparable to those received by ongoing employees of the Surviving Corporation, Parent Corporation or any of its Subsidiaries for three (3) months following termination, if the Continuing Employee has less than one (1) Year of Service; six
    (6) months following termination, if the Continuing Employee has completed more than one (1) but less than fifteen (15) Years of Service; or nine (9) months following termination, if the Continuing Employee has completed at least fifteen (15) Years of Service; it is provided, however, that if the insurance carriers for the medical benefit plans of the Surviving Corporation, Parent Corporation or any of its Subsidiaries, as the case may be, will not permit such terminated Continuing Employee to receive benefits under such plans except under the applicable health care continuation and notice provisions of COBRA, then the COBRA premiums of such employee will be paid by the Surviving Corporation for the time period based on such employee's Years of Service, as described in the preceding clause; and

       (iii) payment of salary for the number of weeks of vacation that accrued but was unused during Continuing Employee's Years of Service and that remained unused at the time of termination of employment.

   A Continuing Employee who resigns from his or her employment shall not be entitled to any benefits pursuant to this section, regardless of such Continuing Employee's purported reason for resignation.

   For purposes of this section, a termination with "cause" occurs if an employee is terminated for any of the following reasons: (i) theft, dishonesty or falsification of any employment or any records of the Surviving Corporation, Parent Corporation or any of its Subsidiaries (ii) conviction of a felony or any act involving moral turpitude; (iii) insubordination or gross misconduct;
(iv) improper disclosure of the confidential or proprietary information of the Surviving Corporation, Parent Corporation or any of its Subsidiaries or (v) any intentional act that has a material detrimental effect on the business or reputation of the Surviving Corporation, Parent Corporation or any of its Subsidiaries.

   Further, for purposes this section, a Continuing Employee will not be considered to have incurred an involuntary termination of employment if such employee is employed by the Surviving Corporation and then becomes an employee of or is transferred to the Parent Corporation (or vice versa) prior to the expiration of four (4) months after the Effective Time.

   Notwithstanding subsections (b)(i), (ii) and (iii), if such Continuing Employee is entitled contractually or by law to any severance benefit not listed in subsections (b)(i), (ii) and (iii) above (each an "Additional Benefit"), or entitled to any severance benefit at a higher level than that specified in subsection (b)(i), (ii) and (iii) above, such Continuing Employee shall be entitled to receive those benefits provided in subsections (b)(i),
(ii) and (iii), in addition to any Additional Benefits and any incremental increase over the benefit levels provided for in subsections (b)(i), (ii) and
(iii) to which such Continuing Employee is entitled by contract or by law.

     (c) The Company and Company Subsidiaries, as applicable, each agrees to terminate their 401(k) plans immediately prior to Closing, unless the Parent Corporation, in its sole and absolute discretion, agrees to sponsor and maintain such plans by providing the Company with written notice of such election at least three (3) days before the Effective Time. Unless the Parent Corporation provides such contrary notice to the Company, the Parent Corporation shall receive from the Company evidence that the 401(k) plans of the Company and each Company Subsidiary, as applicable, have been terminated pursuant to resolutions of each such entity's Board of Directors (the form and substance of which resolutions shall be subject to review and approval of the Parent Corporation), effective as of the day immediately preceding the Closing Date.

   Section 6.16 Actions Regarding Antitakeover Statutes. If any fair price, moratorium, control share acquisition or other form of antitakeover statute, rule or regulation is or becomes applicable to the transactions contemplated by this Agreement, the Board of Directors of each of the Company and the Parent Corporation will grant such approvals and take such other actions as may be required so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms and conditions set forth in this Agreement. Without limiting the foregoing, the Company (i) will take such action as may be required so that Subchapter F of Chapter 25 of the Pennsylvania Act shall not prohibit any transaction contemplated by this Agreement and (ii) will take such action as may be required under Section 2538(b) so that Section 2538 of the Pennsylvania Act shall not apply to any transaction contemplated by this Agreement.

   Section 6.17 Defense of Orders and Injunctions. In the event any party becomes subject to any order or injunction of a court of competent jurisdiction which prohibits the consummation of the transactions contemplated by this Agreement, each party will use its reasonable commercial efforts to overturn or lift such order or injunction. The foregoing will not be deemed to require any party to enter into any agreement, consent decree or other commitment requiring it or any of its Subsidiaries to divest or hold separate any assets or to take any other action that would have a Company Material Adverse Effect or Parent Corporation Material Adverse Effect, as the case may be, on such party.

   Section 6.18 Preservation of Tax Treatment.

     (a) From and after the date of this Agreement (a) the Parent Corporation and the Company and their respective Subsidiaries will use their reasonable commercial efforts to cause the Merger to constitute a reorganization within the meaning of Section 368(a) of the Code and (b) neither the Parent Corporation nor the Company, nor any of their respective Subsidiaries, will knowingly take or omit to take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.

     (b) The Parent Corporation has no plan or intention to cause the Company to issue additional shares of stock of the Company on or after the Closing that would result in the Parent Corporation losing "control" of the Company within the meaning of Section 368(c) of the Code. Following the Closing, the Parent Corporation will either continue at least one significant historic line of business of the Company or use a significant portion of the Company's historic business assets in a business. For purposes of this representation, the Parent Corporation will be treated (i) as holding all of the businesses and assets of all of the members of the "qualified group" and (ii) as conducting the business of a partnership if members of the "qualified group" own (in the aggregate) more than a thirty three and one-third percentage (33- 1/3%) interest in the capital and general profits and losses of the partnership or own more than a twenty percent (20%) interest in the capital and general profits and losses of the partnership and have active and substantial management functions as a partner with respect to the business of the partnership. The "qualified group" is one or more chains of corporations conducted through stock ownership with the Parent Corporation, but only if the Parent Corporation owns directly an amount of stock meeting the control requirements of Section 368(c) of the Code in at least one of the corporations and stock meeting the control requirements of Section 368(c) of the Code in each of the corporations (except the Parent Corporation) is owned directly by one of the other corporations. Except for transfers of stock and assets described in Treas. Reg. Section 1.368-2(k)(2) and dispositions of assets in the ordinary course of business, the Parent Corporation has no plan or intention to liquidate the Company; merge the Company with or into another corporation; sell, distribute or otherwise dispose of the stock of the Company; or cause the Company to sell or otherwise dispose of any of its assets or any of the assets acquired from the Acquisition Corporation.

     (c) Except for the payment of cash in lieu of the issuance of fractional shares provided in Section 3.2(c) of this Agreement, for purchases of shares of the Parent Corporation on the open market as part of any current or future general stock repurchase program of the Parent Corporation and repurchases in the ordinary course of business of unvested shares, if any, acquired from terminating employees, neither the Parent Corporation nor any corporation related to the Parent Corporation (as defined in Section 1.368-1(e)(3) of the Treasury Regulations) shall redeem or otherwise reacquire, in connection with the Merger, any of the shares of Parent Common Stock issued in the Merger for consideration other than shares of the Parent Corporation.

     (d) The Parent Corporation, the Acquisition Corporation and the Company shall treat the Merger in all relevant federal, state and local tax returns as a reorganization described in Section 368(a) of the Code (or as similarly described under analogous provisions of state or local law). This covenant shall survive with respect to any such return until the expiration of the applicable statute of limitations on assessment of tax for the fiscal period covered by said return.

   Section 6.19 Accountants' Comfort Letters. Each party will use its reasonable commercial efforts to cause to be delivered to the other party two letters from its independent public accountants, one dated a date within two business days before the date on which the Registration Statement becomes effective and one dated the Closing Date, in form and substance reasonably satisfactory to the recipient and customary in scope and substance for comfort letters delivered by independent accountants in connection with registration statements similar to the Registration Statement.

   Section 6.20 NASDAQ Listing. The Parent Corporation will use its reasonable commercial efforts to cause the Parent Common Stock issuable in the Merger or otherwise pursuant to the terms of this Agreement to be approved for listing on NASDAQ, subject to official notice of issuance, as promptly as practicable after the date of this Agreement and in any event prior to the Closing Date.

   Section 6.21 Directors. The Parent Corporation shall cause a nominee designated by the Company to be appointed to the Board of Directors of the Parent Corporation, effective as of the Effective Time, to hold office in accordance with the Certificate of Incorporation and By-Laws of the Parent Corporation. If the nominee designated by the Company is unable to serve at the Effective Time, then the Company shall designate such person's successor.

                                   ARTICLE 7

                  CONDITIONS TO THE CONSUMMATION OF THE MERGER

   Section 7.1 Conditions to Each Party's Obligation to Consummate the
Merger. The respective obligations of each party to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of the following conditions, except that, to the extent permitted by applicable law, such conditions may be waived in writing pursuant to Section 9.5 hereof by the joint action of the parties hereto; provided, however, that the condition specified in Section 7.1(f) may be waived only by a written instrument executed by the parties hereto and by Steag:

     (a) Shareholder Approval. The shareholders of the Company shall have approved the Company Proposals and the stockholders of the Parent Corporation shall have approved the Parent Corporation Proposals in accordance with their respective Articles of Incorporation or Certificate of Incorporation, as applicable, and By-laws, applicable state corporate laws and the rules and listing requirements of NASDAQ and in accordance with this Agreement.

     (b) No Injunction. No temporary restraining order or permanent injunction or other order by any federal or state court preventing consummation of the Merger shall have been issued and be continuing in effect, and the Merger and the other transactions contemplated hereby shall not have been prohibited under any applicable federal or state law or regulation.

     (c) Regulatory Approvals. All consents of and filings (including modifications thereto) with all Governmental Entities required for consummation of the Merger have been obtained, other than consents, filings, registration or notice requirements which, if not obtained, made or complied with would not, in the reasonable judgment of the Parent Corporation, or so far as may reasonably be foreseen, is not likely to have, (i) a Company Material Adverse Effect, considering the Company and Company Subsidiaries separately, (ii) a Parent Corporation Material Adverse Effect, considering the Parent Corporation and Parent Corporation Subsidiaries separately or (iii) a material adverse effect on the Acquisition Corporation.

     (d) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued, no action, suit or proceeding or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated and be continuing and all necessary approvals under state securities laws or the Securities Act or the Securities Exchange Act relating to the issuance or trading of the shares of Parent Common Stock issuable pursuant to the Merger shall have been received.

     (e) NASDAQ Listing. The shares of Parent Common Stock issuable pursuant to the Merger, upon the exercise of the Company Stock Options assumed by the Parent Corporation pursuant to Section 1.8 shall have been approved for listing by NASDAQ upon official notice of issuance.

     (f) Closing of Steag Combination. The closing of the Steag Combination shall occur concurrently with the Closing.

   Section 7.2 Conditions to Obligations of Parent Corporation and the Acquisition Corporation to Consummate the Merger. The obligations of the Parent Corporation and the Acquisition Corporation to consummate the Merger shall be further subject to the satisfaction, on the Closing Date, of the following conditions, except as may be waived by the Parent Corporation in writing pursuant to Section 9.5 hereof:

     (a) Compliance With Agreements and Covenants. The Company shall have performed and complied with all of its covenants, obligations and agreements contained in this Agreement to be performed and complied with by the Company on or prior to the Closing Date.

     (b) Warranties True as of Both Present Date and Closing Date. The representations and warranties of the Company contained herein shall be true and correct in all material respects on and as of the date of this Agreement, and shall also be true and correct in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

     (c) Closing Certificate. The Parent Corporation shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of the Company, dated the Closing Date, to the effect that, to the knowledge of such officers after due inquiry, as of the Closing Date, the conditions applicable to the Company set forth in Section 7.2(a) and 7.2(b) have been satisfied.

     (d) Consents and Approvals. The Parent Corporation shall have received written evidence reasonably satisfactory to it that all consents and approvals required for the consummation of the transactions contemplated hereby have been obtained, and all required filings have been made, including (without limitation) those set forth on Schedule 4.3. All applicable waiting periods under the HSR Act shall have been terminated or shall have expired.

     (e) No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred and no event shall have occurred which, in the reasonable judgment of the Parent Corporation, is reasonably likely to have a Company Material Adverse Effect.

     (f) The Company Dissenting Shares. The Company Dissenting Shares, if any, shall represent no more than 5% of the total number of shares of the Company Common Stock issued and outstanding immediately prior to the Closing Date.

     (g) Actions or Proceedings. No action or proceeding by any Governmental Authority or other Person shall have been instituted or threatened which is reasonably likely to have a Company Material Adverse Effect, or could enjoin, restrain or prohibit any integration of any operations of the Company with those of the Parent Corporation or Parent Corporation's Subsidiaries.

     (h) Subsidiary Director and Officer Resignations. The Parent Corporation and the Acquisition Corporation shall have received the written resignations of the officers and directors of all of the Company Subsidiaries.

     (i) Other Closing Documents. The Parent Corporation shall have received the executed Articles of Merger and such other agreements and instruments as the Parent Corporation shall reasonably request, in each case in form and substance reasonably satisfactory to the Parent Corporation.

   Section 7.3 Conditions to Obligations of the Company to Consummate the Merger. The obligations of the Company to consummate the Merger under this Agreement shall be further subject to the satisfaction, on or before the Closing Date, of the following conditions except as may be waived by the Company in writing pursuant to Section 9.5 hereof:

     (a) Compliance with Agreements and Covenants. The Parent Corporation and the Acquisition Corporation shall have performed and complied with all of their covenants, obligations and agreements contained in this Agreement, to be performed and complied with by them on or prior to the Closing Date.

     (b) Warranties True as of Both Present Date and Closing Date. The representations and warranties of the Parent Corporation and the Acquisition Corporation contained herein shall be true and correct in all material respects on and as of the date of this Agreement, and shall also be true and correct in all material respects on and as of the Closing Date with the same force and effect as though made by the Parent Corporation and the Acquisition Corporation on and as of the Closing Date.

     (c) Closing Certificate. The Company shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Parent Corporation, dated the Closing Date, to the effect that, to the knowledge of such officer after due inquiry, as of the Closing Date, the conditions applicable to the Parent Corporation set forth in Section 7.3(a) and 7.3(b) have been satisfied.

     (d) Consents and Approvals. The Company shall have received written evidence reasonably satisfactory to it that all consents and approvals required for the consummation of the transactions contemplated hereby have been obtained, and all required filings have been made, including (without limitation), those set forth on Schedule 5.3(b) hereto. All applicable waiting periods under the HSR Act shall have been terminated or shall have expired.

     (e) Tax Opinion. The Company shall have received a written opinion from Ballard Spahr Andrews & Ingersoll LLP, counsel to the Company, to the effect that the Merger will be a reorganization under Section 368(a) of the Code and that the Company and its shareholders who exchange their shares solely for shares of Parent Common Stock will recognize no gain or loss for federal income tax purposes as a result of the consummation of the Merger. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of the Parent Corporation, the Acquisition Corporation and the Company reasonably satisfactory in form and substance to such counsel contained in certificates of officers of the Parent Corporation, the Acquisition Corporation and the Company (which certificates the Parent Corporation, the Acquisition Corporation and the Company shall use their best efforts to make available to counsel).

     (f) No Parent Corporation Material Adverse Effect. No Parent Corporation Material Adverse Effect shall have occurred and no event shall have occurred which, in the reasonable judgment of the Parent Corporation, is reasonably likely to have a Parent Corporation Material Adverse Effect.

     (g) Actions or Proceedings. No action or proceeding by any Governmental Authority or other Person shall instituted or threatened which is reasonably likely to have a Parent Corporation Material Adverse Effect, or could enjoin, restrain or prohibit any integration of any operations of the Parent Corporation with those of the Company or Company Subsidiaries.

     (h) Other Closing Documents. Company shall have received the executed Articles of Merger and Certificate of Merger and such other agreements and instruments as Company shall reasonably request, in each case in form and substance reasonably satisfactory to Company.

                                   ARTICLE 8

                       TERMINATION, AMENDMENT AND WAIVER

   Section 8.1 Optional Termination. This Agreement may be terminated at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties and, except as provided below, whether before or after approval of the matters presented in connection with the Merger by the shareholders of the Company or the stockholders of the Parent
Corporation:

     (a) By mutual written consent of the Company, the Parent Corporation and Steag;

     (b) By either the Parent Corporation or the Company, if the Effective Time shall not have occurred on or before February 28, 2001 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date;

     (c) By either the Parent Corporation or the Company, if any Governmental Entity (i) shall have issued an order, decree or ruling or taken any other action (which the parties shall have used their reasonable commercial efforts to resist, resolve or lift, as applicable, in accordance with
  Section 6.7) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable or (ii) shall have failed to issue an order, decree or ruling or to take any other action, and such denial of a request to issue such order, decree, ruling or take such other action shall have become final and nonappealable (which order, decree, ruling or other action the parties shall have used their reasonable commercial efforts to obtain, in accordance with Section 6.7), in the case of each of (i) and (ii) which is necessary to fulfill the conditions set forth in Article 7, as applicable; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose failure to use their reasonable commercial efforts has been the cause of such action or inaction;

     (d) By either the Parent Corporation or the Company, if the approvals of the shareholders of the Company or the stockholders of the Parent Corporation contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or shareholders (including any adjournment or postponement thereof) at which the vote was taken; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if the failure to obtain such approval is attributable to a failure on the part of such party to perform any material obligation required to be performed by such party;

     (e) By the Company, if the Parent Corporation shall have (i) failed to recommend the issuance of the Parent Common Stock in the Merger and the approval of the Parent Corporation Proposals to its stockholders or withdrawn or modified the Parent Corporation Board Recommendation in a manner adverse to the Company (or resolved to take any such action), whether or not permitted by the terms hereof or (ii) materially breached its obligations under this Agreement by reason of a failure to call the Parent Corporation Stockholders Meeting in accordance with this Agreement or a failure to prepare and mail to its stockholders the Joint Proxy Statement as required hereunder;

     (f) By the Parent Corporation (at any time prior to the adoption of this Agreement by the Company shareholders) (i) if a Company Triggering Event (as defined in Exhibit A hereto) shall have occurred or (ii) the Company materially breaches its obligations under this Agreement by reason of a failure to call the Company Shareholders Meeting in accordance with this Agreement or failure to prepare and mail its shareholders the Joint Proxy Statement as required hereunder;

     (g) By the Parent Corporation if (i) any of the Company's representations and warranties shall have been inaccurate as of the date of this Agreement or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 7.2(b) would not be satisfied or (ii) any of the Company's covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.2(a) would not be satisfied; provided, however, that if an inaccuracy in the Company's representations and warranties arising as of a date subsequent to this Agreement is curable by the Company by the Termination Date and the Company is continuing to exercise all reasonable efforts to cure such inaccuracy, then the Parent Corporation may not terminate this Agreement under this
  Section 8.1(g) on account of such inaccuracy;

     (h) By the Company if (i) any of the Parent Corporation's representations and warranties shall have been inaccurate as of the date of this Agreement or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 7.3(b) would not be satisfied or (ii) if any of the Parent Corporation's covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.3(a) would not be satisfied; provided, however, that if an inaccuracy in the Parent Corporation's representations and warranties arising as of a date subsequent to this Agreement is curable by the Parent Corporation by the Termination Date and the Parent Corporation is continuing to exercise all reasonable efforts to cure such inaccuracy, then the Company may not terminate this Agreement under this Section 8.1(h) on account of such inaccuracy;

     (i) By the Parent Corporation if, since the date of this Agreement, there shall have occurred any Company Material Adverse Effect, or there shall have occurred any event or circumstance that, in combination with any other events or circumstances, could reasonably be expected to have a Company Material Adverse Effect; or

     (j) By the Company if, since the date of this Agreement, there shall have occurred any Parent Corporation Material Adverse Effect, or there shall have occurred any event or circumstance that, in combination with any other events or circumstances, could reasonably be expected to have a Parent Corporation Material Adverse Effect.

     (k) In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article 8, no party hereto (or any of its directors or officers) shall have any liability or further obligation to any other party to this Agreement, except as provided in Section 8.3 hereof and except that (i) nothing herein will relieve any party from liability for any willful breach of this Agreement and (ii) the agreements contained in Sections 9.15 and 9.16 hereof shall survive.

   Section 8.2 Automatic Termination. Upon the termination for any reason of the Steag Agreement prior to the consummation of the Merger, this Agreement shall automatically terminate without any further action on the part of either party.

   Section 8.3 Effect of Termination.

     (a) If (A) (I) the Company or the Parent Corporation shall terminate this Agreement pursuant to Section 8.1(d) (provided that the basis for such termination is the failure of the Parent Corporation's stockholders to approve the issuance of Parent Common Stock in the Merger), (II) at any time after the date of this Agreement and before such termination, an Acquisition Proposal with respect to the Parent Corporation shall have been publicly announced or otherwise publicly communicated to the senior management, the Board of Directors or the stockholders of the Parent Corporation (a "Parent Corporation Public Proposal") (and shall not have been withdrawn at the time of the vote by the Parent Corporation stockholders) and (III) within twelve months of such termination the Parent Corporation or any of its Subsidiaries enters into any definitive agreement with respect to or consummates any Acquisition Proposal (for purposes of this clause (III), the term "Acquisition Proposal" shall have the meaning assigned to such term in Exhibit A except that references to "20%" therein shall be deemed to be references to "40%") or (B) the Company shall terminate this Agreement pursuant to Section 8.1(e); then the Parent Corporation shall promptly, but in no event later than the date of such termination (or in the case of clause (A), if later, the date the Parent Corporation or its Subsidiary enters into such agreement with respect to or consummates such Acquisition Proposal), pay the Company an amount equal to $7,110,000.

     (b) If (A) (I) the Company or the Parent Corporation shall terminate this Agreement pursuant to Section 8.1(d) (provided that the basis for such termination is the failure of the Company's shareholders to adopt this Agreement), (II) at any time after the date of this Agreement and before such termination an Acquisition Proposal with respect to the Company shall have been publicly announced or otherwise publicly communicated to the senior management, Board of Directors or shareholders of the Company
  (a "Company Public Proposal") (and shall not have been withdrawn at the time of the vote by the Company shareholders) and (III) within twelve months of such termination the Company or any of its Subsidiaries enters into any definitive agreement with respect to, or consummates, any Acquisition Proposal (for purposes of this clause (III), the term "Acquisition Proposal" shall have the meaning assigned to such term in Exhibit A, except that references to "20%" therein shall be deemed to be references to "40%") or (B) the Parent Corporation shall terminate this Agreement pursuant to Section 8.1(f); then the Company shall promptly, but in no event later than the date of such termination (or in the case of clause (A), if later, the date the Company or its Subsidiary enters into such agreement with respect to or consummates such Acquisition Proposal), pay the Parent Corporation an amount equal to $7,110,000 (the "Termination Fee").

     (c) If the Company or the Parent Corporation shall terminate this Agreement pursuant to Section 8.1(d) and the basis for such termination is the failure of the Parent Corporation's stockholders to approve the issuance of the Parent Common Stock in the Merger, then the Parent Corporation shall promptly, but in no event later than the date of such termination, pay the Company an amount equal to one percent of Merger Consideration, payable by wire transfer of immediately available funds; provided that no payment shall be made pursuant to this sentence if the fee has been paid pursuant to Section 8.3(a). If the Company or the Parent Corporation shall terminate this Agreement pursuant to Section 8.1(d) and the basis for such termination is the failure of the Company's shareholders to adopt this Agreement, then the Company shall promptly, but in no event later than the date of such termination, pay the Parent Corporation an amount equal to one percent of the Merger Consideration, payable by wire transfer of immediately available funds;

  provided that no payment shall be made pursuant to this sentence if the fee has been paid pursuant to Section 8.3(b).

     (d) The parties acknowledge that the agreements contained in this
  Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, none of the parties would enter into this Agreement; accordingly, if either the Company or the Parent Corporation fails promptly to pay any amount due pursuant to this Section 8.3, and, in order to obtain such payment, the other party commences a suit which results in a judgment against such party for the fee set forth in this Section 8.3, such party shall pay to the other party its costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made notwithstanding the provisions of Section 9.15. The parties agree that any remedy or amount payable pursuant to this Section 8.3 shall not preclude any other remedy or amount payable hereunder and shall not be an exclusive remedy for any breach of any representation, warranty, covenant or agreement contained in this Agreement.

     (e) Any party wishing to terminate this Agreement under Section 8.1 shall deliver written notice to the other party, setting forth the paragraph under Section 8.1 pursuant to which the Agreement is being terminated and, unless obvious from the nature of the termination clause, a description of the facts and circumstances forming the basis for such termination; provided, that any failure to provide such additional details shall not affect the validity of the termination. Upon the automatic termination of the Agreement under Section 8.2, the Parent Corporation shall give the Company written notice thereof. Any such termination notice shall be delivered in accordance with Section 9.9 of this Agreement.

                                   ARTICLE 9

                                 MISCELLANEOUS

   Section 9.1 Nonsurvival of Representations. The representations, warranties, covenants and agreements contained in this Agreement will not survive the Merger or the termination of this Agreement except as otherwise provided in this Agreement and except for the agreements contained in this Section 9.1 and in Articles I, II and VIII and Section 6.18.

   Section 9.2 Remedies. The parties agree that irreparable damage would occur in the event that the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties will be entitled to specific performance of the terms of this Agreement, without posting a bond or other security, this being in addition to any other remedy to which they are entitled at law or in equity.

   Section 9.3 Successors and Assigns. No party hereto may assign or delegate any of such party's rights or obligations under or in connection with this Agreement without the written consent of the other party hereto. Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto or thereto will be binding upon and enforceable against the respective successors and assigns of such party and will be enforceable by and will inure to the benefit of the respective successors and permitted assigns of such party.

   Section 9.4 Amendment. This Agreement may be amended by the execution and delivery of an written instrument by or on behalf of the Parent Corporation, the Acquisition Corporation and the Company at any time before or after the Company Shareholder Approval and the Parent Corporation Stockholder Approval; provided that after the date of the Company Shareholder Approval, no amendment to this Agreement will be made without the approval of stockholders of the Company to the extent such approval is required under either the Pennsylvania Act or the Delaware Act.

   Section 9.5 Extension and Waiver. At any time prior to the Effective Time, the parties may extend the time for performance of or waive compliance with any of the covenants or agreements of the other parties to this Agreement and may waive any breach of the representations or warranties of such other parties. No agreement extending or waiving any provision of this Agreement will be valid or binding unless it is in writing and is executed and delivered by or on behalf of the party against which it is sought to be enforced.

   Section 9.6 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

   Section 9.7 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same Agreement.

   Section 9.8 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

   Section 9.9 Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when delivered personally to the recipient or when sent to the recipient by telecopy (receipt confirmed), one business day after the date when sent to the recipient by reputable express courier service (charges prepaid) or three business days after the date when mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications will be sent to the Parent Corporation and the Company at the addresses indicated below:

     If to the Parent Corporation:

     MATTSON TECHNOLOGY, INC.
     3550 West Warren Avenue
     Fremont, CA 94538
     Attn: Brad Mattson
     Fax: (51) 492-7052

     With a copy (which will not constitute notice) to:

     Bradley J. Rock, Esquire
     Gray Cary Ware & Freidenrich llp
     400 Hamilton Avenue
     Palo Alto, CA 94301-1825

     If to the Company:

     CFM TECHNOLOGIES, INC.
     150 Oaklands Boulevard
     Exton, PA 19341
     Attn: William M. Hoxie, Controller
     Fax: (610) 280-8884

     With a copy (which will not constitute notice) to:

     Justin P. Klein, Esquire
     Ballard Spahr Andrews & Ingersoll, LLP
     1735 Market Street, 51st Floor
     Philadelphia, PA 19103-7599
or to such other address or to the attention of such other party as the recipient party has specified by prior written notice to the sending party.

   Section 9.10 No Third Party Beneficiaries. This Agreement will not confer any rights or remedies upon any person or entity other than the Parent Corporation, the Acquisition Corporation and the Company and their respective successors and permitted assigns, except that the respective beneficiaries of the provisions of Sections 1.8, 6.10, 6.18 and 6.20 will, for all purposes, be third party beneficiaries of the covenants and agreements contained therein and, accordingly, will be treated as a party to this Agreement for purposes of the rights and remedies relating to enforcement of such covenants and agreements and will be entitled to enforce any such rights and exercise any such remedies directly against the Parent Corporation and the Surviving Corporation.

   Section 9.11 Entire Agreement. This Agreement (including the Confidentiality Agreement (as defined in Section 9.16, below) and the other documents referred to herein) constitutes the entire agreement among the parties and supersedes any prior understandings, agreements or representations by or among the parties, written or oral, including that certain letter dated April 18, 2000, and any amendments thereto, between the Parent Corporation and the Company, that may have related in any way to the subject matter hereof.

   Section 9.12 Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction will be applied against any party. The use of the word "including" in this Agreement means "including without limitation" and is intended by the parties to be by way of example rather than limitation.

   Section 9.13 Submission to Jurisdiction. Each of the parties to this Agreement submits to the jurisdiction of any state or federal court sitting in Wilmington, Delaware, in any action or proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the action or proceeding may be heard and determined in any such court, and agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the parties to this Agreement waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto.

   Section 9.14 Governing Law. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT AND THE SCHEDULES HERETO WILL BE GOVERNED BY THE INTERNAL LAW, AND NOT THE LAW OF CONFLICTS, OF THE STATE OF DELAWARE.

   Section 9.15 Expenses. Except as set forth in Section 8.2, each party hereto shall bear its own expenses with respect to the transactions contemplated hereby, except that those expenses incurred in connection with printing the Joint Proxy Statement and filing the Registration Statement, including the filing fee relating thereto, shall be shared equally by the Parent Corporation and the Company.

   Section 9.16 Confidentiality and Return Information. Each party shall, and shall cause its subsidiaries to, hold in strict confidence all Evaluation Material (as defined in the Confidentiality Agreement) concerning the other parties furnished to it in connection with the transactions contemplated by this Agreement in accordance with the Mutual Nondisclosure Agreement, dated as of February 25, 2000 between the Parent Corporation, the Company and Steag as it may be amended from time to time (the "Confidentiality Agreement").

            (The remainder of this page is intentionally left blank)

                 (Agreement and Plan of Merger Signature Page)

   IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement on the date first written above.

                                          CFM Technologies, INC.

                                                   /s/ Roger A. Carolin
                                          By: _________________________________
                                                     Roger A Carolin,
                                               President and Chief Executive
                                                          Officer

                                          M2C Acquisition Corporation

                                                     /s/ Brad Mattson
                                          By: _________________________________
                                                       Brad Mattson,
                                               Chairman and Chief Executive
                                                          Officer

                                          Mattson Technology, INC.

                                                     /s/ Brad Mattson
                                          By: _________________________________
                                                       Brad Mattson,
                                               Chairman and Chief Executive
                                                          Officer

                                                                       EXHIBIT A

                              CERTAIN DEFINITIONS

   For purposes of the Agreement (including this Exhibit A):

   Acquisition Proposal. "Acquisition Proposal" shall mean any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by the Parent Corporation or the Company) contemplating or otherwise relating to any Acquisition Transaction.

   Acquisition Transaction. "Acquisition Transaction" shall mean any transaction or series of transactions involving:

     (a) any merger, consolidation, reorganization, share exchange, business combination, issuance of securities, recapitalization, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which the party or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the SEC) is a constituent corporation, (ii) in which a Person or "group" (as defined in the Securities Exchange Act) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of the party or any of its Significant Subsidiaries, or (iii) in which the party or any of its Significant Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of the party or any of its Significant Subsidiaries;

     (b) any sale, lease, exchange, transfer, exclusive license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of the party or any of its Significant Subsidiaries; or

     (c) any liquidation or dissolution of any of the party or any of its Significant Subsidiaries;

provided that with respect to the Parent Corporation, the transactions contemplated pursuant to that certain Strategic Business Combination Agreement dated June 27, 2000 between the Parent Corporation and Steag shall not be deemed an Acquisition Proposal for purposes of Article 8 hereof.

   Company Triggering Event. A "Company Triggering Event" shall mean: (i) the failure of the board of directors of the Company to recommend that the Company's shareholders vote to approve the Company Proposals, or the withdrawal or modification of the Company Board Recommendation in a manner adverse to the Parent; (ii) the Company shall have failed to include in the Proxy Statement the Company Board Recommendation and a statement to the effect that the board of directors of the Company has determined and believes that the Merger is in the best interests of the Company's shareholders; (iii) the board of directors of the Company fails to reaffirm, without qualification the Company Board Recommendation or fails to publicly state, without qualification that the Merger is in the best interests of the Company's shareholders, within five business days after the Parent Corporation requests in writing that such action be taken; (iv) the board of directors of the Company shall have approved, endorsed or recommended or entered into an agreement regarding any Acquisition Proposal; (v) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have sent to its securityholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that the board of directors recommends rejection of such tender or exchange offer; (vi) an Acquisition Proposal is publicly announced, and the Company fails to issue a press release announcing its opposition to such Acquisition Proposal within ten business days after such Acquisition Proposal is announced; or (ix) the Company shall have breached any of the covenants set forth in Section 6.10.

   Superior Proposal. "Superior Proposal" means with respect to the Company, a bona fide written proposal made by a Person other than the Parent Corporation which (y) is for a merger, reorganization, consolidation, share exchange, business combination or similar transaction in which the Company is a constituent corporation and as a result of which the other party thereto or its shareholders will own 40% or more of the combined voting power of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or a tender offer for all of the outstanding shares of the Company and (z) is on terms which the Board of Directors of the Company in good faith concludes (following receipt of the advice of its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, (I) would, if consummated, result in a transaction that is more favorable to its shareholders (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement and (II) is reasonably likely to be consummated.

                                                                     EXHIBIT A-1

                         CERTAIN COMPANY OPTION HOLDERS

   Steven Bay

   Joseph Berger

   Roger Carolin

   Rudra Kar

   Garry Mayers

   Alan Walter

                                                                     EXHIBIT A-2

                            FORM OF VOTING AGREEMENT

                            [Intentionally Omitted]

                                                                     EXHIBIT A-3

                      FORM OF STOCKHOLDER VOTING AGREEMENT

                            [Intentionally Omitted]

                                                                       ANNEX D-1

June 27, 2000

Board of Directors
Mattson Technology, Inc.
2800 Bayview Drive
Fremont, CA 94538

Ladies and Gentlemen:

   You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Mattson Technology, Inc. ("Mattson") of the total consideration provided by Mattson in the business combination with STEAG Electronic Systems AG ("STEAG") pursuant to which Mattson will acquire the eleven subsidiaries comprising the Semiconductor Equipment Division of STEAG (the "STEAG Semiconductor Division") and the merger with CFM Technologies, Inc. ("CFM") (collectively, the "Transactions").

   As contemplated by the Strategic Business Combination Agreement ("Combination Agreement") dated as of June 27, 2000, between STEAG and Mattson, Mattson will exchange 11,850,000 shares of Mattson common stock in exchange for all the stock of STEAG Semiconductor. Total enterprise consideration provided to STEAG is valued at $515.9 million as of June 27, 2000.

   As contemplated by the Agreement and Plan of Merger ("Merger Agreement") dated as of June 27, 2000, between Mattson, M2C Acquisition Corporation, Mattson's wholly owned subsidiary, and CFM, Mattson will exchange approximately 4,115,000 shares (based on the exchange ratio specified in the Merger Agreement) of Mattson common stock for all of CFM's outstanding stock and vested stock options for all CFM stock. The total enterprise consideration provided to CFM is valued at $178.8 million as of June 27, 2000.

   The transactions contemplated by the Business Combination Agreement and the Merger Agreement are mutually conditioned on one another according to the terms of the agreements.

   For purposes of the opinion set forth herein, we have:

     (a) Reviewed public financial statements and other information concerning Mattson and CFM as well as selected analyst reports discussing historical and projected future performance of CFM;

     (b) Reviewed certain internal financial statements and other financial and operating data concerning the STEAG Semiconductor Division and CFM that was prepared by the management of the STEAG Semiconductor Division and CFM;

     (c) Analyzed certain financial projections prepared by the management of Mattson, the STEAG Semiconductor Division, and CFM;

     (d) Discussed the past and current operations, financial condition, and the prospects of the STEAG Semiconductor Division and CFM with senior executives of Mattson, the STEAG Semiconductor Division, and CFM;

     (e) Discussed with the senior managements of Mattson, the STEAG Semiconductor Division, and CFM the strategic objectives of the Transactions;

     (f) Compared the financial performance of the STEAG Semiconductor Division and CFM with that of certain comparable publicly-traded companies and the prices paid for securities in those publicly-traded companies;

     (g) Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions of comparable companies;

                                     D-1-1

     (h) Assessed the value of the STEAG Semiconductor Division and CFM based upon a forecast of future cash flows using a discounted cash flow analysis;

     (i) Assessed the relative contribution of the STEAG Semiconductor Division and CFM to the combined entity based on present and projected financial performance;

     (j) Reviewed the Combination Agreement and the Merger Agreement, and discussed the proposed terms of the Transactions with the respective managements of Mattson, the STEAG Semiconductor Division, and CFM; and

     (k) Performed such other analyses and considered such other factors as we have deemed appropriate.

   We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections of Mattson, the STEAG Semiconductor Division, and CFM, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the combined company. The financial and other information regarding Mattson, the STEAG Semiconductor Division, and CFM and reviewed by Alliant Partners in connection with the rendering of this opinion was limited to information provided by Mattson, the STEAG Semiconductor Division, and CFM management and certain discussions with Mattson's senior management regarding Mattson's financial condition and prospects as well as the strategic objectives of the Transactions. In addition, we have assumed that the Transaction will be consummated in accordance with the terms set forth in the agreements and, in particular, that the Transactions will be consummated simultaneously with one another. We have not made any independent valuation or appraisal of the assets or liabilities of the STEAG Semiconductor Division and CFM, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us, as of June 27, 2000.

   Our opinion addresses only the fairness in aggregate of the proposed Transactions, from a financial point of view, to the stockholders of Mattson, and we do not express any views on any other terms of the proposed Transactions or the business and strategic bases underlying the Combination Agreement and Merger Agreement.

   Alliant Partners will receive fees from Mattson for this transaction.

   Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the total consideration provided in the Transactions by Mattson, to STEAG pursuant to the Combination Agreement and to CFM pursuant to the Merger Agreement, is fair, from a financial point of view, to the Mattson stockholders.

Very truly yours,

/s/ Alliant Partners

                                     D-1-2

                                                                       ANNEX D-2

June 27, 2000

The Board of Directors
CFM Technologies Inc.
150 Oaklands Blvd.
Exton, PA 19341

Dear Members of the Board:

   We understand that CFM Technologies Inc., a Pennsylvania corporation (the "Company"), is considering a transaction whereby the Company will merge (the "Merger") with M2C Acquisition Corporation, a Delaware corporation ("Acquisition Corporation") and a wholly-owned subsidiary of Mattson Technology, Inc., a Delaware corporation ("Mattson"). Upon the effectiveness of the Merger, each issued and outstanding share of Company common stock, no par value (the "Company Common Stock"), will be converted into and become the right to receive 0.5223 shares (the "Exchange Ratio") of Mattson common stock, par value $0.001 per share (the "Mattson Common Stock"). The terms and conditions of the Merger are more fully set forth in the Agreement and Plan of Merger, dated as of June 27, 2000, among Mattson, the Company and Acquisition Corporation (the "Merger Agreement").

   You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio as of the date hereof to the holders of Company Common Stock.

   UBS Warburg LLC ("UBS Warburg") has acted as financial advisor to the Company in connection with the Merger and will receive a fee upon the consummation thereof. In the past, UBS Warburg and its predecessors have provided investment banking services to the Company and received customary compensation for the rendering of such services. In the ordinary course of business, UBS Warburg, its predecessors and affiliates may have traded securities of the Company and Mattson for their own accounts, and UBS Warburg, its successors and affiliates may trade such securities for their own accounts in the future. Accordingly, such persons have in the past and may currently or in the future hold a long or short position in such securities.

   Our opinion does not address the Company's underlying business decision to effect the Merger nor constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement, the form of the Merger, or any related agreement to be entered into by the Company, including the Interim Patent License Agreement dated June 27, 2000 between the Company and Steag Electronic Systems AG ("Steag"). In rendering this opinion, we have assumed, with your consent, that the final executed form of the Merger Agreement does not differ in any material respect from the draft that we have examined, and that Mattson, Acquisition Corporation and the Company will comply with all the material terms of the Merger Agreement and that the Merger will be validly consummated in accordance with its terms. At your direction, we have also assumed that the closing under the Strategic Business Combination Agreement, dated as of June 27, 2000, by and among Steag, and Mattson (the "Steag Agreement"), pursuant to which Mattson will acquire (the "Steag Acquisition") certain semiconductor production equipment businesses of Steag as more fully described in the Steag Agreement (the "Steag SPE Businesses"), will occur contemporaneously with the effective time of the Merger, that the final executed form of the Steag Agreement does not differ in any material respect from the draft we have examined, that Mattson and Steag will comply with all the material terms of the Steag Agreement, and that the transactions contemplated by the Steag Agreement will be validly consummated in accordance with its terms. We express no opinion as to what the value of Mattson Common Stock will be when issued pursuant to the Merger or the price at which Mattson Common Stock will trade or otherwise be transferable subsequent to the Merger.

   In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company, Mattson and the Steag SPE Businesses,

                                     D-2-1

(ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company, including estimates and financial forecasts prepared by management of the Company, that were provided to us by the Company and not publicly available, (iii) reviewed certain internal financial information and other data relating to the businesses and financial prospects of each of Mattson and the Steag SPE Businesses, including estimates and financial forecasts prepared by the managements of each of Mattson and the Steag SPE Businesses, that were provided to us by Mattson and Steag, respectively, and not publicly available, (iv) conducted discussions with members of the senior managements of the Company, Mattson and the Steag SPE Businesses, (v) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of the Company, Mattson and the Steag SPE Businesses, (vi) compared the financial terms of the Merger and the Steag Acquisition with the publicly available financial terms of certain other transactions which we believe to be generally relevant, (vii) considered certain pro forma effects of the Merger and the Steag Acquisition on Mattson financial statements, (viii) performed an analysis of the contributions of the Company, Mattson and the Steag SPE Businesses to certain historical and projected financial results of the combined companies, (ix) performed discounted cash flow analyses of the Company, Mattson and the Steag SPE Businesses, (x) reviewed drafts of the Merger Agreement and the Steag Agreement, and (xi) conducted such other financial studies, analyses, and investigations, and considered such other information, as we deemed necessary or appropriate.

   In connection with our review, at your direction, we have not assumed any responsibility for independent verification of any of the information reviewed by us for the purpose of this opinion and have, at your direction, relied on its being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, Mattson or the Steag SPE Businesses, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts of each of Coors, Mattson and the Steag SPE Businesses, estimates and pro forma effects related thereto, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of each company as to the future performance of their respective companies and the potential incremental revenue and other financial benefits (including the amount, timing and achievability thereof) resulting from the Merger and the Steag acquisition. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

   Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock.

                                          Very truly yours,

                                          UBS WARBURG LLC

                                          /s/ UBS WARBURG LLC

                                     D-2-2

                                                                         ANNEX E

       PURDON'S PENNSYLVANIA STATUTES AND CONSOLIDATED STATUTES ANNOTATED
             PURDON'S PENNSYLVANIA CONSOLIDATED STATUTES ANNOTATED
             TITLE 15. CORPORATIONS AND UNINCORPORATED ASSOCIATIONS
                             PART II. CORPORATIONS
                        SUBPART B. BUSINESS CORPORATIONS
              ARTICLE B. DOMESTIC BUSINESS CORPORATIONS GENERALLY
              CHAPTER 15. CORPORATE POWERS, DUTIES AND SAFEGUARDS
                        SUBCHAPTER D. DISSENTERS RIGHTS

(S) 1571. Application and effect of subchapter

   (a) General rule. Except as otherwise provided in subsection (b), any shareholder of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

     Section 1906(c) (relating to dissenters rights upon special treatment).

     Section 1930 (relating to dissenters rights).

     Section 1931(d) (relating to dissenters rights in share exchanges).

     Section 1932(c) (relating to dissenters rights in asset transfers).

     Section 1952(d) (relating to dissenters rights in division).

     Section 1962(c) (relating to dissenters rights in conversion).

     Section 2104(b) (relating to procedure).

     Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).

     Section 2325(b) (relating to minimum vote requirement).

     Section 2704(c) (relating to dissenters rights upon election).

     Section 2705(d) (relating to dissenters rights upon renewal of election).

     Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).

     Section 7104(b)(3) (relating to procedure).

   (b) Exceptions.

     (1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares that, at the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on, are either:

       (i) listed on a national securities exchange; or

       (ii) held of record by more than 2,000 shareholders;

  shall not have the right to obtain payment of the fair value of any such shares under this subchapter.

     (2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

       (i) Shares converted by a plan if the shares are not converted solely into shares of the acquiring, surviving, new or other corporation or solely into such shares and money in lieu of fractional shares.

       (ii) Shares of any preferred or special class unless the articles, the plan or the terms of the transaction entitle all shareholders of the class to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class.

       (iii) Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

     (3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

   (c) Grant of optional dissenters rights. The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights.

   (d) Notice of dissenters rights. Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

     (1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

     (2) a copy of this subchapter.

   (e) Other statutes. The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

   (f) Certain provisions of articles ineffective. This subchapter may not be relaxed by any provision of the articles.

   (g) Cross references. See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished) and 2512 (relating to dissenters rights procedure).

(S) 1572. Definitions

   The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

     "Corporation." The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which of the resulting corporations is the successor corporation for the purposes of this subchapter. The successor corporation in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

     "Dissenter." A shareholder or beneficial owner who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

     "Fair value." The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

     "Interest." Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.

(S) 1573. Record and beneficial holders and owners

   (a) Record holders of shares. A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

   (b) Beneficial owners of shares. A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

(S) 1574. Notice of intention to dissent

   If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

(S) 1575. Notice to demand payment

   (a) General rule. If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

     (1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

     (2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

     (3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

     (4) Be accompanied by a copy of this subchapter.

   (b) Time for receipt of demand for payment. The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

(S) 1576. Failure to comply with notice to demand payment, etc.

   (a) Effect of failure of shareholder to act. A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

   (b) Restriction on uncertificated shares. If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

   (c) Rights retained by shareholder. The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

(S) 1577. Release of restrictions or payment for shares

   (a) Failure to effectuate corporate action. Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

   (b) Renewal of notice to demand payment. When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

   (c) Payment of fair value of shares. Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

     (1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

     (2) A statement of the corporation's estimate of the fair value of the shares.

     (3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

   (d) Failure to make payment. If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.

(S) 1578. Estimate by dissenter of fair value of shares

   (a) General rule. If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter's shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

   (b) Effect of failure to file estimate. Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

(S) 1579. Valuation proceedings generally

   (a) General rule. Within 60 days after the latest of:

     (1) effectuation of the proposed corporate action;

     (2) timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

     (3) timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

  if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

   (b) Mandatory joinder of dissenters. All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).1

   (c) Jurisdiction of the court. The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

   (d) Measure of recovery. Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

   (e) Effect of corporation's failure to file application. If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation's estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

(S) 1580. Costs and expenses of valuation proceedings

   (a) General rule. The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.
--------
/1/42 Pa.C.S.A. (S)5301 et seq.

   (b) Assessment of counsel fees and expert fees where lack of good faith appears. Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

   (c) Award of fees for benefits to other dissenters. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

                                                                         ANNEX F

Article Sixth

   A. The number of directors shall initially be five (5) and thereafter shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption). Upon the effective date of the merger of Mattson Technology, Inc., a California corporation, with and into the Corporation (the "Effective Date") the directors shall be divided into three classes with the term of office of the first class to expire at the first annual meeting of the stockholders following the Effective Date, the term of office of the second class to expire at the second annual meeting of stockholders held following the Effective Date, the term of office of the third class to expire at the third annual meeting of stockholders following the Effective Date, and thereafter for each such term to expire at each third succeeding annual meeting of stockholders after such election. All directors shall hold office until the expiration of the term for which elected, and until their respective successors are elected, except in the case of the death, resignation, or removal of any director.

   B. Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation or other cause (including removal from office by a vote of the stockholders) may be filled only by a majority vote of the directors then in office, though less than a quorum, or by sole remaining director, and directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders at which the term of office of the class to which they have been elected expires, and until their respective successors are elected, except in the case of the death, resignation, or removal of any director.

                                      F-1
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